As filed with the United States Securities and Exchange Commission on May 15, 2023.
Registration No. 333-271180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FOR
M
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Leo Holdings Corp. II*
(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-1574497
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Albany Financial Center
South Ocean Blvd Suite #507
P.O. Box
SP-
63158
New Providence, Nassau, The Bahamas
Telephone: (310)
800-1000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

c/o Lion Capital (Americas) Inc.
2355 Westwood Blvd # 422
Los Angeles, California 90064

Telephone: (310)
800-1000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Christian O. Nagler Peter Seligson Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800 Fax: (212) 446-4900	Alex Kassai Miguel Vega Milson Yu Cooley LLP 3175 Hanover Street Palo Alto, California 94304 Tel: (650) 843-5000 Fax: (650) 849-7400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective and all other conditions to the business combination described in the enclosed proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule
13e-4(i)
(Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (“Securities Act”), or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

*
Prior to the consummation of the Business Combination described herein, the Registrant intends to effect a deregistration under Sections 206 to 209 of the Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Leo Holdings Corp. II (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication, which will be renamed “World View, Inc.”

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Leo Holdings Corp. II. may not issue the securities offered by this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this preliminary proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION, DATED MAY 15, 2023

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF LEO HOLDINGS CORP. II

PROSPECTUS FOR UP TO

         SHARES OF COMMON STOCK AND          WARRANTS OF LEO HOLDINGS CORP. II

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED WORLD VIEW, INC. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

The board of directors of Leo Holdings Corp. II, a Cayman Islands exempted company (which will migrate to and domesticate as a Delaware corporation (the “Domestication”) prior to the closing (the “Closing”) of the Business Combination) (“Leo”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of January 12, 2023 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Leo, Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Leo (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Leo (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”), a copy of which is attached to this proxy statement/prospectus as Annex A. As described in this proxy statement/prospectus, Leo’s shareholders are being asked to consider and vote upon each of the Domestication and the Business Combination, among other items. As used in this proxy statement/prospectus, “New World View” refers to Leo after giving effect to the consummation of the Domestication and the Business Combination.

In connection with the Domestication, prior to the Closing Date (as defined below), among other things, (i) each of the then-issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Leo (the “Class A Ordinary Shares”) will be converted, on a one-for-one basis, into a share of common stock of New World View (“New World View Common Stock”), (ii) each of the then-issued and outstanding Class B ordinary shares, par value $0.0001 per share of Leo will be converted, on a one-for-one basis, into a share of New World View Common Stock, and (iii) each then-issued and outstanding whole warrant exercisable for one Class A Ordinary Share will be converted into a warrant exercisable for one share of New World View Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement, dated as of January 12, 2021, by and between Leo and Continental Stock Transfer & Trust Company, as warrant agent (as amended or amended and restated from time to time). In connection with clauses (i) and (iii) of this paragraph, each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A Ordinary Shares and the underlying Leo warrants will be canceled and will entitle the holder thereof to one share of New World View Common Stock and one-quarter of one New World View warrant.

Concurrently with the Domestication, (i) the governing documents of Leo will be replaced by governing documents for New World View and (ii) Leo will change its name to “World View, Inc.”

On the date of Closing, following the Domestication the day prior, (i) Merger Sub I will merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger (the date and time that the First Merger becomes effective being referred to as the “Effective Time”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo and change its name to “World View Enterprises Operating Company LLC.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, immediately prior to the effective time of the First Merger, (a) each outstanding share of World View Preferred Stock (as defined below) will be converted into shares of World View Common Stock (as defined below) at the then-effective conversion rate as calculated pursuant to World View’s certificate of incorporation, (b) each outstanding World View Convertible Note (as defined below), depending on its terms, will be converted into either (x) shares of World View Common Stock at a conversion rate based on the conversion rate set out in the World View Convertible Note or (y) shares of New World View Common Stock based on a conversion price of $8.00 per share, (c) each outstanding security issued by World View in the Equity Financing (as defined below) prior to the Closing, including World View Equity Financing Convertible Notes (the “Equity Financing Securities”), will be converted into, or otherwise exchanged for, a number of shares of World View Common Stock that, at the Closing, will be converted into the right to receive a number of shares of New World View Common Stock at an effective price of $8.00 per share, (d) each outstanding World View SAFE will be converted into shares of World View Common Stock at the applicable conversion rate specified in its terms, (e) each outstanding share of World View Common Stock (the “World View Fully Diluted Shares”) (including shares of World View Common Stock resulting from the conversion of World View Preferred Stock, World View Convertible Notes, and World View SAFEs specified above, but excluding shares resulting from the conversion or exchange of Equity Financing Securities and certain World View Convertible Notes issued on or after December 1, 2022, which are deemed part of the Equity Financing (such excluded shares, the “Financing Shares”)) will be converted into the right to receive the number of shares of New World View Common Stock based on the quotient obtained by dividing $             by the number of World View Fully Diluted Shares (the “Per Share Merger Consideration”), and (f) each outstanding Financing Share will be converted into shares of New World View Common Stock as described above. Per Share Merger Consideration excludes any shares of New World View Common Stock issued directly in the Equity Financing as well as shares of New World View Common Stock issued in exchange for Financing Shares or shares of New World View Common Stock issued directly upon the conversion of certain World View Convertible Notes issued after December 1, 2022, which shares of New World View Common Stock will instead be dilutive to the equity interests in New World View of all equityholders of Leo and World View. At or prior to the Closing of the Business Combination, Leo or World View may enter into an equity or equity-linked financing with gross proceeds of up to $75,000,000, including World View Convertible Notes issued on or after December 1, 2022 (the “Equity Financing”).

The Class A Ordinary Shares of Leo are currently listed on the New York Stock Exchange (the “NYSE”) under the symbol “LHC.” Leo will apply for listing, to be effective at the time of the Closing, of New World View Common Stock and the public and private warrants of New World View on the NYSE under the proposed symbols “WVUE” and “WVUE WS,” respectively. It is a condition of the consummation of the Business Combination that Leo receive confirmation from the NYSE (or the Nasdaq Stock Market LLC (“Nasdaq”) if Leo’s listing with the NYSE is not effected) that the shares of New World View to be issued in connection with the Business Combination have been listed or approved for listing on the NYSE (or Nasdaq), subject only to official notice of issuance thereof, but there can be no assurance such listing condition will be met or that Leo will obtain such approval from the NYSE or Nasdaq. If such listing condition is not met or if such approval is not obtained, the Business Combination will not be consummated unless the stock exchange approval condition set forth in the Business Combination Agreement is waived by the applicable parties.

Leo reserves the right to postpone or adjourn the Shareholder Meeting on one or more occasions for an aggregate period of no longer than twenty (20) Business Days, as detailed in the Business Combination Agreement. In the event of an adjournment, the Shareholder Meeting shall be reconvened as promptly as practicable, and in no event shall the Shareholder Meeting be reconvened on a date that is later than five (5) Business Days prior to October 12, 2023.

This proxy statement/prospectus provides shareholders of Leo with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Leo. We encourage you to read the entire proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 64 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The proxy statement/prospectus is dated                 , 2023, and is first being mailed to Leo’s shareholders on or about                 , 2023.

Leo Holdings Corp. II

Albany Financial Center, South Ocean Blvd Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

Dear Leo Holdings Corp. II Shareholders:

You are cordially invited to attend an extraordinary general meeting of Leo Holdings Corp. II, a Cayman Islands exempted company (“Leo”), which will be held on                 , 2023 at          a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and virtually via a live webcast at                 , or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned (the “Shareholder Meeting”).

We will hold the meeting virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If you wish to attend the Shareholder Meeting in person, you must reserve your attendance at least two business days in advance of the Shareholder Meeting by contacting Leo’s secretary at brown@leo.holdings by          a.m., Eastern Time, on                  (two business days prior to the meeting date).

On January 12, 2023, Leo, Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Leo (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Leo (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), contemplating several transactions in connection with which Leo will become the parent company of World View. As further described in the accompanying proxy statement/prospectus, in connection with the Domestication (as such term is defined below), prior to the Closing Date (as defined in the accompanying proxy statement/prospectus), among other things, each (i) of the then-issued and outstanding Class A ordinary shares, par value $0.0001 per share, of Leo (the “Class A Ordinary Shares”), will be converted, on a one-for-one basis, into a share of common stock of New World View (“New World View Common Stock”), (ii) of the then-issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Leo (the “Class B Ordinary Shares”), will be converted, on a one-for-one basis, into a share of New World View Common Stock, and (iii) then-issued and outstanding whole warrant exercisable for one Class A Ordinary Share will be converted into a warrant exercisable for one share of New World View Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement, dated as of January 12, 2021, by and between Leo and Continental Stock Transfer & Trust Company, as warrant agent (“Continental”) (as amended or amended and restated from time to time). In connection with clauses (i) and (iii) of this paragraph, each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A Ordinary Shares and the underlying Leo warrants will be canceled and will entitle the holder thereof to one share of New World View Common Stock and one-quarter of one New World View warrant.

Concurrently with the Domestication, (i) the governing documents of Leo will be replaced by governing documents for New World View (as defined below) and (ii) Leo will change its name to “World View, Inc.”

At the Shareholder Meeting, Leo shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, including the transactions contemplated thereby (the “Business Combination”).

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:

(a)

Prior to the Closing Date, prior to the consummation of the Mergers (as such term is defined below), (i) Leo will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the

“Domestication”), upon which Leo will change its name to “World View, Inc.” (“New World View”) (for further details, see the section titled “Proposal No. 2—The Domestication Proposal” in the accompanying proxy statement/prospectus), (ii) each outstanding Class A Ordinary Share and Class B Ordinary Share will be converted, on a one-for-one basis, into one share of New World View Common Stock, and (iii) the governing documents of Leo will be replaced by governing documents for New World View.

(b)

On the Closing Date, following the Domestication the day prior, (i) Merger Sub I will merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger (the date and time that the First Merger becomes effective being referred to as the “Effective Time”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo and change its name to “World View Enterprises Operating Company LLC.”

(c)

In accordance with the terms and subject to the conditions of the Business Combination Agreement, immediately prior to the effective time of the First Merger, (a) each outstanding share of World View Preferred Stock (as defined in the accompanying proxy statement/prospectus) will be converted into shares of World View Common Stock (as defined in the accompanying proxy statement/prospectus) at the then-effective conversion rate as calculated pursuant to World View’s certificate of incorporation, (b) each outstanding World View Convertible Note (as defined in the accompanying proxy statement/prospectus), depending on its terms, will be converted into either (x) shares of World View Common Stock at a conversion rate set out in the World View Convertible Note or (y) shares of New World View Common Stock based on a conversion price of $8.00 per share, (c) each outstanding security issued by World View in the Equity Financing (as defined below) prior to the Closing, including World View Equity Financing Convertible Notes (the “Equity Financing Securities”), will be converted into, or otherwise exchanged for, a number of shares of World View Common Stock that, at the Closing, will be converted into the right to receive a number of shares of New World View Common Stock at an effective price of $8.00 per share, (d) each outstanding World View SAFE will be converted into shares of World View Common Stock at the applicable conversion rate specified in its terms, (e) each outstanding share of World View Common Stock (the “World View Fully Diluted Shares”) (including shares of World View Common Stock resulting from the conversion of World View Preferred Stock, World View Convertible Notes, and World View SAFEs specified above, but excluding shares resulting from the conversion or exchange of Equity Financing Securities and certain World View Convertible Notes issued on or after December 1, 2022, which are deemed part of the Equity Financing (such excluded shares, the “Financing Shares”)) will be converted into the right to receive the number of shares of New World View Common Stock based on the quotient obtained by dividing $             by the number of World View Fully Diluted Shares (the “Per Share Merger Consideration”), and (f) each outstanding Financing Share will be converted into shares of New World View Common Stock as described above. Per Share Merger Consideration excludes any shares of New World View Common Stock issued directly in the Equity Financing as well as shares of New World View Common Stock issued in exchange for Financing Shares or shares of New World View Common Stock issued directly upon the conversion of certain World View Convertible Notes issued after December 1, 2022, which shares of New World View Common Stock will instead be dilutive to the equity interests in New World View of all equityholders of Leo and World View.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, (i) Leo, (ii) Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Scott McNealy (“McNealy”) and Mark Masinter (“Masinter,” and together with Bush, Minnick, Agarwal, Flanders, Khan, McNealy and the Sponsor, the “Sponsor Holders”) and (iii) World View entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor Holders have agreed to (a) vote all of their ordinary shares in favor of the proposals being presented at the Shareholder Meeting, (b) waive their anti-dilution rights with respect to their Class B Ordinary Shares in connection with the consummation of the Business Combination and (c) not redeem any of their shares in connection with the vote to approve the Business Combination. The Sponsor Holders did not receive any compensation in exchange for this agreement to waive redemption rights. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor Holders own approximately 67.2% of the issued and outstanding ordinary shares of Leo.

At or prior to the Closing of the Business Combination, Leo or World View may enter into an equity or equity-linked financing with gross proceeds of up to $75,000,000, including World View Convertible Notes (as defined in the accompanying proxy statement/prospectus) issued on or after December 1, 2022 (the “Equity Financing”).

In addition to the Business Combination Proposal, Leo shareholders are being asked to consider and vote upon (a) a proposal, by special resolution, to approve the Domestication (the “Domestication Proposal”), (b) a proposal, by special resolution, to approve the proposed certificate of incorporation of New World View upon the Domestication (the “Proposed Certificate of Incorporation”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Charter Proposal”), (c) on a nonbinding advisory basis, proposals, by ordinary resolutions, related to material differences between Leo’s existing amended and restated memorandum and articles of association (the “Existing Governing Documents”) and the Proposed Certificate of Incorporation (the “Advisory Governing Documents Proposals”), (d) a proposal, by ordinary resolution, to approve, for purpose of complying with Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of New World View Common Stock in connection with the Business Combination (the “Listing Proposal”), (e) a proposal, by ordinary resolution, to approve and adopt the New World View 2023 Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E (the “Equity Incentive Plan Proposal”), (f) a proposal, by ordinary resolution, to approve and adopt the New World View 2023 Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (the “Employee Stock Purchase Plan Proposal”), and (g) a proposal, by ordinary resolution, to adjourn the Shareholder Meeting to a later date or dates to the extent necessary (the “Adjournment Proposal”).

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal (collectively, the “Condition Precedent Proposals”) is conditioned on the approval and adoption of each of the other Condition Precedent Proposals, and the Business Combination will be consummated only if each of the Condition Precedent Proposals is approved by Leo shareholders. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal asks shareholders to approve an adjournment of the Shareholder Meeting to a later date or dates if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient Leo ordinary shares represented (either in person or by proxy) to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal or (ii) if the board of directors of Leo determines an adjournment is otherwise necessary.

Leo reserves the right at any time to cancel the Shareholder Meeting (by means of adjourning the Shareholder Meeting sine die) and not to submit to its shareholders any of the proposals. In the event the Shareholder Meeting is canceled, Leo will liquidate and dissolve in accordance with its Memorandum and Articles of Association.

In connection with the Business Combination, certain related agreements have been entered into, or will be entered into on or prior to the Closing Date, including the Sponsor Agreement and the Registration Rights Agreement (as defined in the accompanying proxy statement/prospectus). See the section titled “Proposal No. 1—The Business Combination Proposal—Related Agreements” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Existing Governing Documents, a holder of Leo’s Class A Ordinary Shares (such holder, a “Public Shareholder”) may request that Leo redeem all or a portion of such Class A Ordinary Shares for cash if the Business Combination is consummated. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may elect to redeem their Class A Ordinary Shares even if they vote “For” or “Against” the Business Combination Proposal. If the Business Combination is not consummated, the Class A Ordinary Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Class A Ordinary Shares that it holds and timely tenders or delivers its shares (and share certificates, if any) and other redemption forms to Continental, Leo will redeem such Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Leo’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account (net of taxes payable). For illustrative purposes, as of                 , 2023, the most recent practicable date prior to the date of the accompanying proxy statement/prospectus, the redemption price per share would have amounted to approximately $                , based on the aggregate amount on deposit in the trust account of approximately $         as of                 , 2023 (including interest not previously released to Leo to pay its taxes), divided by the total number of then-outstanding Public Shares (as defined in the accompanying proxy statement/prospectus). If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Class A Ordinary Shares for cash and will no longer own Class A Ordinary Shares. See “Shareholder Meeting—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Class A Ordinary Shares for cash. Holders must complete the procedures for electing to redeem their Class A Ordinary Shares in the manner described in the accompanying proxy statement/prospectus prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the initially scheduled date of the Shareholder Meeting) in order for their shares to be redeemed.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the aggregate number of Class A Ordinary Shares included in the units issued at the time of Leo’s initial public offering (the “Offering Shares”), without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Offering Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

The Sponsor Holders have, pursuant to the Sponsor Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the Shareholder Meeting, waive their anti-dilution rights with respect to their Class B Ordinary Shares in connection with the consummation of the Business Combination and the related transactions and not to redeem any of their shares in connection with the vote to approve the Business Combination. The Sponsor Holders did not receive any compensation in exchange for this agreement to waive redemption rights. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor Holders own approximately 67.2% of the issued and outstanding ordinary shares.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus, including the condition that there will be a minimum amount of available cash of $20,000,000, comprised of the aggregate cash proceeds from Leo’s trust account, together with the aggregate amount of proceeds from the Equity Financing and World View Convertible Notes issued on or after December 1, 2022, after deducting transaction expenses incurred by Leo and World View and any amounts paid to Public Shareholders that exercise their redemption rights in connection with the Business Combination. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

Leo is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Shareholder Meeting and at any postponements or adjournments of the Shareholder Meeting. Information about the Shareholder Meeting, the

Business Combination and other related business to be considered by Leo’s shareholders at the Shareholder Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Shareholder Meeting, all of Leo’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 64 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Leo has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Mergers, and “FOR” all other proposals presented to Leo’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Leo, you should keep in mind that Leo’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. The approval of each of the Business Combination Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. The Advisory Governing Documents Proposals are voted upon on a nonbinding advisory basis only. Based on the ownership of the Sponsor Holders of the outstanding Class B Ordinary Shares, which vote together with the Class A Ordinary Shares as a single class, constituting the Leo Ordinary Shares, on each of the above proposals, the Sponsor Holders represent a quorum for the meeting and can approve each of the above proposals without the affirmative vote of any of the Public Shareholders.

Your vote is very important. Whether or not you plan to attend the Shareholder Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Shareholder Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Shareholder Meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the Shareholder Meeting. Each of the Condition Precedent Proposals is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Shareholder Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Shareholder Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Shareholder Meeting but will otherwise not have any effect on whether the proposals are approved. If you are a shareholder of record and you attend the Shareholder Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR CLASS A ORDINARY SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO LEO’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SHAREHOLDER MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. See “Shareholder Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Class A Ordinary Shares for cash.

On behalf of Leo’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Ed Forst Chairman of the Board of Directors

LEO HOLDINGS CORP. II

Albany Financial Center, South Ocean Blvd Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON                 , 2023

To the Shareholders of Leo Holdings Corp. II:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Leo Holdings Corp. II, a Cayman Islands exempted company (“Leo”), will be held on                 , 2023 at          a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, or virtually via a live webcast at                 , or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned (the “Shareholder Meeting”).

We will hold the meeting virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If you wish to attend the Shareholder Meeting in person, you must reserve your attendance at least two business days in advance of the Shareholder Meeting by contacting Leo’s secretary at brown@leo.holdings by                 , Eastern Time, on          (two business days prior to the meeting date).

You are cordially invited to attend the Shareholder Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

1.

Proposal No. 1—The Business Combination Proposal—RESOLVED, as an ordinary resolution, that Leo’s entry into the Agreement and Plan of Merger, dated as of January 12, 2023 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Leo, Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Leo (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Leo (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, following the de-registration of Leo as an exempted company in the Cayman Islands and the transfer by way of continuation and domestication of Leo as a corporation in the State of Delaware (i) Merger Sub I will merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger; and (ii) immediately following the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo, and the transactions contemplated thereby (collectively, the “Business Combination”), be approved, ratified and confirmed in all respects.

2.

Proposal No. 2—The Domestication Proposal—RESOLVED, as a special resolution, that Leo be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Leo be continued and domesticated as a corporation under the laws of the State of Delaware and, conditional upon, and with effect from, the registration of Leo as a corporation in the State of Delaware, the name of Leo be changed from “Leo Holdings Corp. II” to “World View, Inc.”

3.	Proposal No. 3—The Charter Proposal—RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of Leo currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation (a copy of which is attached to the proxy statement/prospectus as Annex B), including, without limitation, the authorization of the change in authorized share capital as indicated therein and the change of name to “World View, Inc.”

4.	Proposal No. 4(A)-(G)—The Advisory Governing Documents Proposals

•

Advisory Governing Documents Proposal 4(A)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the authorized share capital of Leo is increased from (i) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value $0.0001 per share, to (ii) 990,000,000 shares of World View, Inc. common stock, par value $0.0001 per share, and 10,000,000 shares of World View, Inc. preferred stock, par value $0.0001 per share.

•

Advisory Governing Documents Proposal 4(B)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the New World View board is authorized to issue any or all shares of World View, Inc. preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the World View, Inc. board and as may be permitted by the Delaware General Corporation Law.

•

Advisory Governing Documents Proposal 4(C)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the Court of Chancery of the State of Delaware will be the exclusive forum for certain shareholder litigation and the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, unless World View, Inc. consents in writing to the selection of an alternative forum.

•

Advisory Governing Documents Proposal 4(D)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that any action required or permitted to be taken by the shareholders of World View, Inc. must be effected at a duly called annual or special meeting of shareholders of World View, Inc. and may not be effected by any written consent by such shareholders.

•

Advisory Governing Documents Proposal 4(E)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that, subject to the rights of holders of preferred stock of World View, Inc., any director or the entire World View, Inc. board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a two-thirds majority of the issued and outstanding capital stock of World View, Inc. entitled to vote in the election of directors, voting together as a single class.

•

Advisory Governing Documents Proposal 4(F)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the proposed new certificate of incorporation may be amended by shareholders in accordance with the voting standards set forth in Article XI, Section 1 of the proposed new certificate of incorporation and the proposed new bylaws may be amended by shareholders in accordance with the voting standards set forth in Article VII, Section 1 of the proposed new certificate of incorporation and Article IX of the proposed new bylaws.

•	Advisory Governing Documents Proposal 4(G)—RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the removal of provisions in Leo’s existing amended and restated
memorandum and articles of association related to its status as a blank check company that will no longer apply upon the consummation of the Business Combination be approved.

5.

Proposal No. 5—The Listing Proposal—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of World View, Inc. common stock in connection with the Business Combination be approved.

6.	Proposal No. 6—The Equity Incentive Plan Proposal—RESOLVED, as an ordinary resolution, that Leo’s adoption of the 2023 Equity Incentive Plan be approved, ratified and confirmed in all respects.

7.

Proposal No. 7—The Employee Stock Purchase Plan Proposal—RESOLVED, as an ordinary resolution, that Leo’s adoption of the 2023 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.

8.

Proposal No. 8—The Adjournment Proposal—RESOLVED, as an ordinary resolution, that the adjournment of the Shareholder Meeting to a later date or dates if necessary, (i) to permit further solicitation and votes of proxies if, based upon the tabulated votes at the time of the Shareholder Meeting, there are insufficient Class A ordinary shares, par value $0.0001 per share, and Class B ordinary shares, par value $0.0001 per share, in the capital of Leo represented (either in person or by proxy) at the Shareholder Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal or (ii) if the board of directors of Leo determines that an adjournment is otherwise necessary, be approved, ratified and confirmed in all respects.

Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal (collectively, the “Condition Precedent Proposals”) is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned on any other proposal.

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. You are urged to read carefully and in its entirety the accompanying proxy statement/prospectus, including the Annexes thereto and accompanying financial statements of Leo and World View.

The record date for the Shareholder Meeting for Leo shareholders is                 , 2023. Only Leo shareholders at the close of business on that date may vote at the Shareholder Meeting or any postponement or adjournment thereof. Leo shareholders are entitled to one vote at the Shareholder Meeting for each Leo Ordinary Share held of record as of the record date.

Leo is providing the accompanying proxy statement/prospectus and accompanying proxy card to Leo’s shareholders in connection with the solicitation of proxies to be voted at the Shareholder Meeting and at any postponements or adjournments of the Shareholder Meeting. Information about the Shareholder Meeting, the Business Combination and other related business to be considered by Leo’s shareholders at the Shareholder Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Shareholder Meeting, all of Leo’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 64 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Leo has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Mergers, and “FOR” all other proposals presented to Leo’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Leo, you should keep in mind that Leo’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a holder of Leo’s Class A Ordinary Shares (such holder, a “Public Shareholder”) may request that Leo redeem all or a portion of such Class A Ordinary Shares for cash if the Business Combination is consummated. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company (“Continental”) in order to validly redeem its shares. Public Shareholders may elect to redeem their Class A Ordinary Shares whether they vote “For” or “Against” the Business Combination Proposal. If the Business Combination is not consummated, the Class A Ordinary Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Class A Ordinary Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to Continental, Leo will redeem such Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the Leo IPO (as such term is defined in the accompanying proxy statement/prospectus), including interest earned on the funds held in the trust account (net of taxes payable) calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of                 , 2023, the most recent practicable date prior to the date of the accompanying proxy statement/prospectus, this would have amounted to approximately $         per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Class A Ordinary Shares for cash and will no longer own Class A Ordinary Shares. See “Shareholder Meeting—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Class A Ordinary Shares for cash. Holders must complete the procedures for electing to redeem their Class A Ordinary Shares in the manner described in the accompanying proxy statement/prospectus prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the initially scheduled date of the Shareholder Meeting) in order for their shares to be redeemed.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the Class A Ordinary Shares issued in our initial public offering, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Class A Ordinary Shares issued in our initial public offering, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

Concurrently with the execution of the Business Combination Agreement, (i) Leo, (ii) Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Scott McNealy (“McNealy”) and Mark Masinter (“Masinter,” and together with Bush, Minnick, Agarwal, Flanders, Khan, McNealy and the Sponsor, the “Sponsor Holders”) and (iii) World View entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor Holders have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholder Meeting, waive their anti-dilution rights with respect to their Class B Ordinary Shares in connection with the consummation of the Business Combination and not redeem any of their shares in connection with the vote to approve the Business Combination. The Sponsor Holders did not receive any compensation in exchange for this agreement to waive redemption rights. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor Holders own approximately 67.2% of the issued and outstanding ordinary shares. See “Proposal No. 1—The Business Combination Proposal—Related Agreements—Sponsor Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Agreement.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

The approval of each of the Domestication Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. The approval of each of the Business Combination Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. The Advisory Governing Documents Proposals are voted upon on a nonbinding advisory basis only. Based on the ownership of the Sponsor Holders of the outstanding Class B Ordinary Shares, which vote together with the Class A Ordinary Shares as a single class, constituting the Leo Ordinary Shares, on each of the above proposals, the Sponsor Holders represent a quorum for the meeting and can approve each of the above proposals without the affirmative vote of any of the Public Shareholders.

Your vote is very important. Whether or not you plan to attend the Shareholder Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Shareholder Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Shareholder Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Shareholder Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Shareholder Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Shareholder Meeting but will otherwise not have any effect on whether the proposals are approved.

Your attention is directed to the accompanying proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll-free), or banks and brokers can call (203) 658-9400, or by emailing                 .info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Leo Holdings Corp. II,

Ed Forst Chairman of the Board of Directors

i

EXPERTS	346
WHERE YOU CAN FIND MORE INFORMATION	346
ENFORCEABILITY OF CIVIL LIABILITY	347
INDEX TO FINANCIAL STATEMENTS	F-1

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Leo (File No. 333-                ), constitutes a prospectus of Leo under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to certain securities of Leo to be issued in connection with the Business Combination described below. This document also constitutes a notice of meeting and a proxy statement of Leo under Section 14(a) of the Securities Exchange Act of 1934, as amended, for the Shareholder Meeting of Leo to be held in connection with the Business Combination and related matters and at which Leo shareholders will be asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement and the Business Combination, among other matters. All share and per share information in this proxy statement/prospectus, including the number of Public Shares required to approve the proposals to be voted on, reflect the Extension Amendment Redemptions (as defined below). See “Summary of the Proxy Statement/Prospectus—The Shareholder Meeting—Quorum and Vote of Leo Shareholders” and “Information about Leo—Extension of Time to Complete a Business Combination.”

ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning Leo, without charge, by written request to Leo Holdings Corp. II, Albany Financial Center, South Ocean Blvd. Suite #507, P.O. Box SP-63158, New Providence, Nassau, the Bahamas, or by telephone request at (310) 800-1000; or Morrow Sodali, our proxy solicitor, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400, or by emailing                 .info@investor.morrowsodali.com, or from the SEC through the SEC website at https://www.sec.gov.

In order for Leo’s shareholders to receive timely delivery of the documents in advance of the Shareholder Meeting to be held on                 , 2023, you must request the information no later than                 , 2023 (five business days prior to the initially scheduled date of the Shareholder Meeting).

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Leo” refer to Leo Holdings Corp. II. The terms “New World View,” “Company,” “combined company” and “post-Business Combination company” refer to World View, Inc. and its subsidiaries following the consummation of the Business Combination. The term “World View” refers to World View Enterprises Inc., together with its subsidiaries, prior to the Business Combination.

In this proxy statement/prospectus, references to:

“2023 Plan” means the 2023 Equity Incentive Plan, a form of which is attached hereto as Annex E.

“Adjournment Proposal” means the proposal as an ordinary resolution, to approve the adjournment of the Shareholder Meeting to a later date or dates if necessary (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient Leo ordinary shares represented (either in person or by proxy) to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal or (ii) if the board of directors of Leo determines that an adjournment is otherwise necessary.

“Advisory Governing Documents Proposals” means the proposals as ordinary resolutions and on a nonbinding advisory basis, to approve certain material differences between the Existing Governing Documents and the Proposed Governing Documents.

“Available Closing Acquiror Cash” means the aggregate cash proceeds from Leo’s Trust Account, together with the aggregate amount of proceeds from the Equity Financing and World View Convertible Notes issued on or after December 1, 2022, after deducting transaction expenses incurred by Leo and World View and any amounts paid to Public Shareholders that exercise their redemption rights in connection with the Business Combination.

“Available Closing Acquiror Cash Condition” means the condition to the Closing that the Available Closing Acquiror Cash shall not be less than $20,000,000.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the agreement and plan of merger, dated as of January 12, 2023, by and among Leo, Merger Sub I, Merger Sub II and World View, as it may be amended and supplemented from time to time. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

“Business Combination Proposal” means the proposal as an ordinary resolution, that the Business Combination Agreement, and the consummation of the transactions contemplated thereby be approved, ratified and confirmed in all respects.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be revised or amended from time to time.

“Charter Proposal” means the proposal as a special resolution, that upon the Domestication, the Existing Governing Documents be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws.

“Class A Ordinary Shares” or “Public Shares” means the Class A ordinary shares, par value $0.0001 per share, of Leo.

“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Leo.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condition Precedent Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, each of which is conditioned on the approval and adoption of each of the others.

“Continental” means Continental Stock Transfer & Trust Company.

“DGCL” means the Delaware General Corporation Law, as amended.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Domestication” means the transfer by way of continuation and deregistration of Leo as an exempted company incorporated in the Cayman Islands and the continuation and domestication of Leo as a corporation incorporated in the State of Delaware.

“Domestication Proposal” means the proposal as a special resolution, that the Domestication be approved, ratified and confirmed in all respects.

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Effective Time” means the time at which the First Merger becomes effective.

“Employee Stock Purchase Plan Proposal” means the proposal as an ordinary resolution to approve and adopt the ESPP.

“Equity Financing” means the proposed equity or equity-linked financing for up to $75,000,000 of gross proceeds to be entered into and/or consummated by either Leo or World View at or prior to the Closing, including World View Convertible Notes issued on or after December 1, 2022. For any Equity Financing that is consummated in the form of newly issued equity or equity-linked securities of World View prior to or upon the Closing, such securities will convert into shares of New World View Common Stock at the Closing, which shares will not constitute World View Fully Diluted Shares.

“Equity Financing Securities” means the securities issued by World View in the Equity Financing prior to the Closing, including World View Equity Financing Convertible Notes.

“Equity Incentive Plan Proposal” means the proposal as an ordinary resolution to approve and adopt the 2023 Plan.

“ESPP” means the 2023 Employee Stock Purchase Plan, a form of which is attached hereto as Annex F.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Governing Documents” means the amended and restated memorandum and articles of association of Leo.

“Extension Amendment Proposal” means the proposal presented at the Extension Meeting to amend the amended and restated memorandum and articles of association of Leo to extend the date by which Leo must complete its initial business combination from January 12, 2023 to April 12, 2023, and to allow Leo, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to six times by an additional one month each time, until October 12, 2023.

“Extension Amendment Redemptions” means the redemption by Leo shareholders of 32,924,036 Class A Ordinary Shares in connection with the approval and implementation of the Extension Amendment Proposal.

“Extension Articles Amendment” means the amendment to the amended and restated memorandum and articles of association of Leo as proposed in the Extension Amendment Proposal approved as a special resolution passed at the Extension Meeting.

“Extension Meeting” means the extraordinary general meeting of Leo shareholders held on January 9, 2023 to consider the Extension Amendment Proposal.

“First Merger” means the merger of Merger Sub I with and into World View, with World View being the surviving entity and continuing as a direct, wholly owned subsidiary of Leo.

“Founder Shares” means the aggregate 9,375,000 Class B Ordinary Shares that are currently owned by the Leo Initial Shareholders, of which 9,195,000 Class B Ordinary Shares are held by the Sponsor, 30,000 Class B

v

Ordinary Shares are held by Naveen Agarwal, 30,000 Class B Ordinary Shares are held by Lori Bush, 20,000 Class B Ordinary Shares are held by Scott Flanders, 20,000 Class B Ordinary Shares are held by Imran Khan, 30,000 Class B Ordinary Shares are held by Mark Masinter, 20,000 Class B Ordinary Shares are held by Scott McNealy and 30,000 Class B Ordinary Shares are held by Mary Minnick, and the New World View Common Stock that will be issued upon the automatic conversion of the Class B Ordinary Shares at the time of Leo’s Domestication as described herein.

“GAAP” means U.S. generally accepted accounting principles.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Leo” means Leo Holdings Corp. II, a Cayman Islands exempted company, prior to the consummation of the Domestication.

“Leo Board” means Leo’s board of directors.

“Leo Initial Shareholders” or “Sponsor Holders” means the Sponsor, Naveen Agarwal, Lori Bush, Scott Flanders, Imran Khan, Mark Masinter, Scott McNealy and Mary Minnick.

“Leo IPO” means Leo’s initial public offering of its units, ordinary shares and warrants pursuant to its registration statement on Form S-1 declared effective by the SEC on January 7, 2021 (SEC File No. 333-249676).

“Leo Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares. Each Leo Ordinary Share is entitled to one vote per share.

“Leo Private Placement Warrants” means the 6,666,667 warrants held by the Sponsor that were issued in a private placement at the time of the Leo IPO, each of which is exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share.

“Leo Public Units” means the units issued in the IPO, consisting of one Class A Ordinary Share and one-quarter of one Leo Public Warrant.

“Leo Public Warrants” means warrants to acquire Class A Ordinary Shares, issued as part of the Leo Public Units, at an initial exercise price of $11.50 per share.

“Leo Warrant Agreement” means the warrant agreement, dated as of January 12, 2021, by and between Leo and Continental (as amended or amended and restated from time to time).

“Leo Warrants” means the Leo Private Placement Warrants and the Leo Public Warrants.

“Letter Agreement” means the agreement by and among Leo and the Sponsor Holders.

“Listing Proposal” means the proposal as an ordinary resolution to approve the issuance of more than 20% of Leo’s issued and outstanding ordinary shares in connection with the Business Combination.

“Merger Sub I” means Glimpse Merger Sub, Inc., a Delaware corporation and a direct and wholly owned subsidiary of Leo.

“Merger Sub II” means Glimpse Merger Sub II, LLC, a Delaware limited liability company and a direct and wholly owned subsidiary of Leo.

“Merger Subs” means Merger Sub I and Merger Sub II.

“Mergers” means following the Domestication, (i) the merger of Merger Sub I with and into World View, with World View being the surviving entity and continuing as a direct, wholly owned subsidiary of Leo and (ii) the merger of World View with and into Merger Sub II, with Merger Sub II being the surviving entity and continuing as a direct, wholly owned subsidiary of Leo.

“Morrow Sodali” means Morrow Sodali LLC, Leo’s proxy solicitor.

“Nasdaq” means The Nasdaq Stock Market LLC.

“New World View” or “Company” means World View, Inc. (f.k.a. Leo Holdings Corp. II) after the Domestication and the Business Combination.

“New World View Board” means the board of directors of New World View.

“New World View Common Stock” means the common stock, par value $0.0001 per share, of New World View.

“New World View Preferred Stock” means the preferred stock, par value $0.0001 per share, of New World View.

“New World View Private Placement Warrants” means warrants representing the right to purchase shares of New World View Common Stock following the Domestication on the same contractual terms and conditions as the Leo Private Placement Warrants.

“New World View Public Warrants” means the warrants representing the right to purchase shares of New World View Common Stock following the Domestication on the same contractual terms and conditions as the Leo Public Warrants.

“New World View Warrants” means the New World View Private Placement Warrants and the New World View Public Warrants.

“NYSE” means the New York Stock Exchange.

“Per Share Merger Consideration” means the quotient obtained by dividing $              by the World View Fully Diluted Shares, rounded down to the nearest whole number.

“Proposed Bylaws” means the proposed bylaws of New World View, to be effective upon the Domestication, a form of which is attached to this proxy statement/prospectus as Annex C.

“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of New World View to be effective upon the Domestication, a form of which is attached to this proxy statement/prospectus as Annex B.

“Proposed Governing Documents” means the Proposed Certificate of Incorporation and the Proposed Bylaws.

“Public Shareholders” means the holders of Class A Ordinary Shares that were sold in the Leo IPO (whether they were purchased in the Leo IPO or thereafter in the open market).

“Record Date” means                 , 2023.

“Redemption” means the redemption of Class A Ordinary Shares for the Redemption Price.

“Redemption Deadline” means 5:00 p.m., Eastern Time, on             , 2023 (two business days before the initially scheduled date of the Shareholder Meeting).

“Redemption Price” means the per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Class A Ordinary Shares.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger” means the merger of World View with and into Merger Sub II, with Merger Sub II being the surviving entity and continuing as a direct, wholly owned subsidiary of Leo.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Meeting” means the extraordinary general meeting of shareholders of Leo at              a.m., Eastern Time, on             , 2023, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

“Space tourism” means human space travel for recreational purposes, including travel to near-space regions like the stratosphere, including but not limited to, human stratospheric balloon flights.

“Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Sponsor Agreement” means the agreement, dated January 12, 2023 by and among Leo, the Sponsor Holders, and World View, pursuant to which, among other things, the Sponsor Holders have agreed, for no compensation, to (i) vote all of their ordinary shares in favor of the proposals being presented at the Shareholder Meeting, (ii) waive their anti-dilution rights with respect to their Class B Ordinary Shares in connection with the consummation of the Business Combination and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.

“Sponsor Group” means the Sponsor Holders and Leo’s officer and directors.

“Termination Date” means the date by which Leo must complete its initial business combination.

“Transaction Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal.

“Transfer Agent” means Continental.

“Trust Account” means the trust account established at the consummation of the Leo IPO that holds the proceeds of the Leo IPO and is maintained by Continental, acting as trustee.

“World View” means World View Enterprises Inc., a Delaware corporation.

“World View Board” means the board of directors of World View.

“World View Canceled Shares” means all shares of World View Common Stock held in World View’s treasury immediately prior to the Effective Time, which automatically will be canceled and will cease to exist at the Effective Time.

“World View Common Stock” means the common stock of World View, par value $0.00001 per share.

“World View Convertible Notes” shall mean convertible notes issued by World View, excluding the World View Equity Financing Convertible Notes.

“World View Dissenting Shares” means any shares of World View Common Stock issued and outstanding immediately prior to the Effective Time in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Mergers.

“World View Equity Financing Convertible Notes” means convertible notes issued by World View in connection with the Equity Financing.

“World View Fully Diluted Shares” means World View Common Stock outstanding immediately prior to the effective time of the First Merger after giving effect to the conversion of World View Preferred Stock, World View Convertible Notes, and World View SAFEs, excluding shares resulting from the conversion or exchange of Equity Financing Securities and certain World View Convertible Notes issued on or after December 1, 2022, which are deemed part of the Equity Financing.

“World View Preferred Stock” means the preferred stock of World View (series A preferred stock, par value $.00001 per share, series B preferred stock, par value $.00001 per share, series C preferred stock, par value $.00001 per share, series C-1 preferred stock, par value $.00001 per share, series C-2 preferred stock, par value $.00001 per share, and series C-3 preferred stock, par value $.00001 per share).

“World View Warrants” means warrants to purchase World View Preferred Stock or World View Common Stock, as applicable.

TRADEMARKS

This proxy statement/prospectus includes references to the trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. Leo does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

MARKET AND INDUSTRY INFORMATION

Information contained in this proxy statement/prospectus concerning the market and the industry in which World View competes, including its market position, general expectations of market opportunities and market sizes, is based on information from various third-party sources, publicly available information, various industry publications, internal data and estimates, and assumptions made by World View based on such sources and World View’s knowledge of the remote sensing market. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which World View operates and World View’s management’s understanding of industry conditions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such sources has been obtained from sources believed to be reliable. Although we believe that such information is reliable, we have not independently verified the accuracy or completeness of this third-party information. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Each publication speaks as of its original publication date (and not as of the date of this proxy statement/prospectus). In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. The industry in which World View operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding Leo’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to World View has been provided by the World View management team, and forward-looking statements include statements relating to the expectations of World View’s management team and its beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	Leo’s ability to complete the Business Combination, or, if Leo does not consummate the Business Combination, any other initial business combination;

•	Leo’s or World View’s ability to consummate the Equity Financing to complete the Business Combination;

x

•	the expected benefits of the Business Combination;

•	New World View’s expansion plans and opportunities;

•	New World View’s future financial and business performance after the Business Combination, including financial projections and business metrics;

•	New World View’s ability to grow its market share;

•	New World View’s expectations and forecasts with respect to the size and growth of the market for space imaging and analytics;

•	New World View’s ability to acquire new customers and successfully retain existing customers;

•	New World View’s ability to manage growth;

•	New World View’s reliance on key personnel and its ability to identify, recruit, and retain skilled personnel;

•	New World View’s ability to protect its intellectual property rights and any costs associated therewith;

•	New World View’s future capital requirements, sources and uses of cash and access to financing sources; and

•	Expectations regarding the time during which New World View will be an emerging growth company under the JOBS Act.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this proxy statement/prospectus. You should not rely on forward-looking statements as predictions of future events. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Before a shareholder grants its proxy or instructs how its votes should be cast or voted on the proposals set forth in this proxy statement/prospectus, it should be aware that the occurrence of the events described in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus may adversely affect Leo or World View.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this proxy statement/prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Shareholder Meeting, including the Business Combination Proposal, you should read this entire document carefully and in its entirety, including the Annexes and accompanying financial statements of Leo and World View. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Business Combination Agreement is attached hereto as Annex A and is also described in detail in this proxy statement/prospectus in the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Parties to the Business Combination

Leo

Leo is a blank check company incorporated in 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Our Class A Ordinary Shares are currently listed on the NYSE under the symbol “LHC” and the Leo Public Warrants are currently listed on the over-the-counter market under the symbol “LHCIW.” Certain of our Class A Ordinary Shares and Leo Public Warrants currently trade as Leo Public Units consisting of one Class A Ordinary Share and one-quarter of one redeemable Leo Public Warrant, and are listed on the NYSE under the symbol “LHC.U.” Upon the Closing, the Leo Public Units will automatically separate into their component securities and, as a result, will no longer trade as an independent security. Upon the Closing, our name will change from “Leo Holdings Corp. II” to “World View, Inc.” We intend to list the New World View Common Stock and New World View Warrants on the NYSE or Nasdaq under the symbols “WVUE” and “WVUE WS,” respectively, upon the Closing.

Leo’s principal executive offices are located at Albany Financial Center, South Ocean Blvd, Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas, and its phone number is (310) 800-1000.

Merger Sub I

Glimpse Merger Sub, Inc. is a Delaware corporation and a direct, wholly owned subsidiary of Leo formed on January 5, 2023 (“Merger Sub I”). In connection with the Business Combination, Merger Sub I will merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger (the date and time that the First Merger becomes effective being referred to as the “Effective Time”). Merger Sub I’s principal executive offices are located at 21 Grosvenor Place, London SW1X 7HF and its phone number is +44 7769 666664.

Merger Sub II

Glimpse Merger Sub II, LLC is a Delaware limited liability company and a direct, wholly owned subsidiary of Leo formed on January 9, 2023 (“Merger Sub II”). In connection with the Business Combination, and immediately following the First Merger, Merger Sub II will merge with and into World View, with Merger Sub II being the surviving company. As a result, Merger Sub II will change its name to “World View Enterprises Operating Company, LLC.” Merger Sub II’s principal executive offices are located at 21 Grosvenor Place, London SW1X 7HF and its phone number is +44 7769 666664.

World View

World View Enterprises, Inc., a Delaware corporation, is a leading stratospheric exploration and flight company offering on-demand and high-resolution sensing. World View’s patent-protected technology provides for persistent coverage and daily imaging of areas of interest and an affordable alternative to satellites, drones and other comparable imagery providers. Using its information gathering platform, World View conducts stratospheric flight operations to provide high-resolution data and analytics for domestic and international use cases and customers.

World View’s principal executive offices are located at 1840 E. Valencia Rd., Bldg. 8, Ste. 123, Tucson, AZ 85706 and its phone number is (520) 745-4445.

For more information about World View, see the sections titled “Business of World View” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of World View.”

Summary of the Business Combination Agreement

Upon the terms and subject to the conditions of the Business Combination Agreement, in accordance with the DGCL, the DLLCA, and other applicable laws, (a) Merger Sub I shall merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo.

Consideration Received under the Business Combination Agreement

In accordance with the terms and subject to the conditions of the Business Combination Agreement, immediately prior to the effective time of the First Merger, (a) each outstanding share of World View Preferred Stock will be converted into shares of World View Common Stock at the then-effective conversion rate as calculated pursuant to World View’s certificate of incorporation, (b) each outstanding World View Convertible Note, depending on its terms, will be converted into either (x) shares of World View Common Stock at a conversion rate set out in the World View Convertible Note or (y) shares of New World View Common Stock based on a conversion price of $8.00 per share, (c) each outstanding security issued by World View in the Equity Financing prior to the Closing, including the Equity Financing Securities, will be converted into, or otherwise exchanged for, a number of shares of World View Common Stock that, at the Closing, will be converted into the right to receive a number of shares of New World View Common Stock at an effective price of $8.00 per share, (d) each outstanding World View SAFE will be converted into shares of World View Common Stock at the applicable conversion rate specified in its terms, (e) each outstanding share of World View Common Stock (including shares of World View Common Stock resulting from the conversion of World View Preferred Stock, World View Convertible Notes, and World View SAFEs specified above, but excluding shares resulting from the conversion or exchange of Equity Financing Securities and certain World View Convertible Notes issued on or after December 1, 2022, which are deemed part of the Equity Financing (such excluded shares, the “Financing Shares”) will be converted into the right to receive the Per Share Merger Consideration, and (f) each outstanding Financing Share will be converted into shares of New World View Common Stock as described above. Per Share Merger Consideration excludes any shares of New World View Common Stock issued directly in the Equity Financing as well as shares of New World View Common Stock issued in exchange for Financing Shares or shares of New World View Common Stock issued directly upon the conversion of certain World View Convertible Notes issued on or after December 1, 2022, which shares of New World View Common Stock will instead be dilutive to the equity interests in New World View of all equityholders of Leo and World View. For additional information regarding the consideration payable under the Business Combination Agreement, see the section in this proxy statement/prospectus entitled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Consideration to be Received in the Business Combination.”

Organizational Structure

The diagram below depicts a simplified version of our organizational structure immediately before and immediately following the completion of the Domestication, the Mergers and the Business Combination. Refer to the section titled “—Equity Ownership Upon Closing” for more information regarding outstanding equity securities of World View and their treatment in the Business Combination.

Leo before the Business Combination

World View before the Business Combination

(as of March 31, 2023)

Simplified Organizational Structure after giving effect to the Domestication, Mergers and Business Combination

The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our organizational structure will give rise to any significant business or strategic benefit or detriment. See the section titled “Risk Factors—Risks Related to Leo, the Business Combination and the Company” for additional information on our organizational structure.

Equity Ownership Upon Closing

On January 9, 2023, Leo held the Extension Meeting to consider the Extension Amendment Proposal. In connection with the vote to approve the Extension Amendment Proposal, the holders of 32,924,036 Class A ordinary shares, par value $0.0001 per share, of Leo properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately

$334,239,331. As of the date of this proxy statement/prospectus, there are (i) 4,575,964 Class A Ordinary Shares issued and outstanding, (ii) 9,375,000 Class B Ordinary Shares issued and outstanding and (iii) 16,041,667 Leo Warrants (consisting of 6,666,667 Leo Private Placement Warrants and 9,375,000 Leo Public Warrants) issued and outstanding. Each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New World View Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of the Class A Ordinary Shares are redeemed in connection with the Business Combination), Leo’s fully diluted share capital (after giving effect to the exercise of all of the Leo Private Placement Warrants and all of the Leo Public Warrants) would be 29,992,631 Leo Ordinary Shares.

The following table illustrates varying ownership levels in New World View Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Shareholders and the following additional assumptions: (1)             shares of New World View Common Stock are issued to the World View equityholders at Closing in both a no redemption scenario and a maximum redemption scenario, which includes (i)             shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)             shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)             shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing); (2) no New World View Public Warrants and New World View Private Placement Warrants issued in connection with the Business Combination to purchase New World View Common Stock that will be outstanding immediately following Closing have been exercised; (3)             shares of New World View Common Stock are issued in the Equity Financing, including upon conversion of World View Equity Financing Convertible Notes and/or exchange of other Equity Financing Securities, assuming consummation of the Equity Financing prior to the Closing for aggregate proceeds of $75 million and including shares of New World View Common Stock issuable upon the conversion of World View Convertible Notes issued on or after December 1, 2022 and deemed part of the Equity Financing (the “New World View Equity Financing Shares”); and (4) all outstanding and unexercised World View options, whether vested or unvested, are converted into options to purchase shares of New World View Common Stock (each, a “New World View Option”). The following table excludes the New World View Warrants.

Based on these assumptions, and assuming that no outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination, there would be approximately                 shares of New World View Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New World View will be different.

For example, there are currently outstanding an aggregate of 16,041,667 Leo Warrants to acquire our Class A Ordinary Shares, which are comprised of 6,666,667 Leo Private Placement Warrants and 9,375,000 Leo Public Warrants sold as part of the Leo Public Units sold in the Leo IPO. Each outstanding Leo Warrant would be exercisable as a New World View Warrant commencing 30 days following the Closing for one share of New World View Common Stock. If we assume that each outstanding warrant is exercised and one share of New World View Common Stock is issued as a result of such exercise, with payment to New World View of the exercise price of $11.50 per warrant for one share, our fully diluted share capital would increase by a total of 16,041,667 shares, with $184,479,170.50 paid to New World View to exercise the warrants.

Share Ownership in New World View
	No redemptions(1)		Maximum redemptions(2)
	Percentage of Outstanding Shares		Percentage of Outstanding Shares
Leo Public Shareholders(3)		%		%
Leo Initial Shareholders(4)		%		%
World View Equityholders(5)		%		%
Equity Financing Investors(6)		%		%

(1)	Amounts do not sum due to rounding.
(2)

Assumes that all 4,575,964 Class A Ordinary Shares outstanding are redeemed for an aggregate payment of approximately $             (based on the estimated per share redemption price of approximately $             per share) from the Trust Account. As the proceeds (without taking into account offering expenses) from the

Equity Financing are expected to satisfy the Available Closing Acquiror Cash Condition, the maximum redemption scenario reflects the redemption of 100% of the Class A Ordinary Shares held by the Public Shareholders; amounts do not sum due to rounding.
(3)	Represents shares of New World View Common Stock to be issued upon conversion of 4,575,964 Class A Ordinary Shares issued in connection with the Leo IPO.
(4)

Represents shares of New World View Common Stock to be issued upon conversion of 9,375,000 Class B Ordinary Shares acquired by the Leo Initial Shareholders prior to or in connection with the Leo IPO (including 30,000 shares held by Lori Bush, 30,000 shares held by Naveen Agarwal, 30,000 shares held by Mary Minnick, 30,000 shares held by Mark Masinter, 20,000 shares held by Scott Flanders, 20,000 shares held by Imran Khan and 20,000 shares held by Scott McNealy). Excludes an aggregate of $2.3 million principal amount of World View Convertible Notes held by Lyndon Lea, Robert Darwent and Ed Forst, which notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing.

(5)

Represents the sum of (i)                 shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)                 shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)                 shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing). Excludes                 shares of New World View Common Stock underlying the New World View Warrants,                 shares of New World View Common Stock underlying New World View Options, and                 New World View Equity Financing Shares.

(6)	Consists of New World View Equity Financing Shares, which do not constitute Per Share Merger Consideration.

The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New World View’s share ownership will be after the Closing. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Consideration to be Received in the Business Combination.”

Conditions to Completion of the Business Combination Agreement

Conditions to Each Party’s Obligations

The Business Combination Agreement is subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) there is no order of any nature prohibiting the consummation of the transactions contemplated by the Business Combination Agreement, and no law shall have been adopted that makes consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited; (ii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have been completed and, if applicable, the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated under the HSR Act shall have expired or been terminated, and if the Parties (as defined under “-Parties to the Business Combination”) have entered into a regulatory timing agreement with a governmental entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement; (iii) the required Leo shareholder approval shall have been obtained; (iv) the World View required approval shall have been obtained; (v) the registration statement on Form S-4 of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the registration statement on Form S-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending; (vi) Leo’s common stock to be issued in connection with the transactions contemplated by the Business Combination Agreement shall be listed or have been approved for listing on the NYSE or Nasdaq, subject only to official notice of issuance thereof; (vii) after giving effect to the transactions contemplated hereby (including any financing), Leo shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and (viii) the Domestication shall have been consummated.

Conditions to the Obligations of World View

The obligations of World View to consummate the transactions contemplated by the Business Combination Agreement are further subject to the satisfaction (or written waiver by World View) at or prior to the Closing of the following conditions: (i) certain representations and warranties of Leo, Merger Sub I and Merger Sub II shall be true and correct as of Closing Date; (ii) each of the Leo, Merger Sub I and Merger Sub II shall have performed in all material respects its obligations under the Business Combination Agreement required to be performed by it at or prior to the Closing pursuant to the terms of the Business Combination Agreement; (iii) an authorized officer of Leo shall have executed and delivered to World View a certificate as to compliance with certain conditions; (iv) the receipt of certain Closing deliverables; (v) the Available Closing Acquiror Cash Condition shall have been met; and (vi) the new certificate of incorporation of Leo shall have been filed with the Secretary of State of the State of Delaware and Leo shall have adopted the contemplated bylaws.

Conditions to the Obligations of Leo

The obligations of Leo and the Merger Subs to consummate the transactions contemplated by the Business Combination Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions: (i) certain representations and warranties of World View shall be true and correct as of the date of the Business Combination Agreement and as of the Closing Date; (ii) World View shall have performed in all material respects its obligations under the Business Combination Agreement required to be performed by it at or prior to the date of Closing; (iii) Leo shall have received certain Closing deliverables; (iv) there shall not have occurred a “material adverse effect” since the date of the Business Combination Agreement; and (v) an authorized officer of World View shall have executed and delivered a certificate as to World View’s compliance with certain conditions. For additional information regarding the conditions to the completion of the Business Combination Agreement, see the section in this proxy statement/prospectus titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.”

Effect of the Domestication on Existing Leo Equity

The Domestication will result in, among other things, the following, each of which will occur prior to the Effective Time on the Closing Date:

•	each issued and outstanding Class A Ordinary Share will be converted, on a one-for-one basis, into one share of New World View Common Stock;

•	each issued and outstanding Leo Class B Ordinary Share will be converted, on a one-for-one basis, into one share of New World View Common Stock;

•

each issued and outstanding Leo Public Warrant and Leo Private Placement Warrant exercisable for one Class A Ordinary Share will be converted, on a one-for-one basis, into one warrant exercisable for one share of New World View Common Stock; and

•

the governing documents of Leo will be replaced by the Proposed Certificate of Incorporation and the Proposed Bylaws as described in this proxy statement/prospectus and Leo’s name will change to “World View, Inc.”

Related Agreements

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Leo, (ii) the Sponsor Holders and (iii) World View entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor Holders have agreed to (i) vote in favor of the Transaction Proposals and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Class B ordinary shares, par value $0.0001 per share of the Company held by the Sponsor Holders and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.

Registration Rights Agreement

At Closing, the Company, the Sponsor Holders and certain equityholders of World View will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of New World View. Pursuant to the Registration Rights Agreement, New World View will agree that, within 20 business days after the Closing, New World View will file with the SEC (at New World View’s sole cost and expense) a shelf registration statement registering the resale of certain shares of New World View Common Stock from time to time (the “Resale Registration Statement”), and New World View shall use commercially reasonable efforts to have the Resale Registration Statement declared effective within 60 business days after the Closing, or as soon as practicable thereafter. The equityholders party to the Registration Rights Agreement are entitled to customary piggyback rights and may demand underwritten offerings, including block trades, of their registrable securities by New World View from time to time.

Support Agreement

Concurrently with the execution of the Business Combination Agreement, Leo, World View and certain equityholders of World View (collectively, the “World View Holders”) entered into transaction support agreements (the “Support Agreements”) with Leo and World View, pursuant to which the World View Holders have agreed to, among other things, (i) waive any appraisal rights in connection with the Mergers and (ii) consent to and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers). As of             , 2023, World View Holders representing     % of the shares of World View common stock outstanding (including preferred stock on an as-converted basis) had executed Support Agreements.

Lock-up Arrangements

The Proposed Bylaws and the Sponsor Agreement each contain lock-up provisions (described below) such that the World View equityholders and the Sponsor Holders will be subject to lock-up arrangements on their equity securities of New World View pursuant to which, without the prior written consent of New World View, during the period commencing on the Closing Date and with respect to the World View equityholders, ending on the date that is 180 days after the Closing Date, and with respect to the Sponsor Holders, ending on the date that is 365 days after the Closing Date, such parties will not (1) pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, voluntarily or involuntarily, such shares or other equity securities (the “Lock-Up

Securities”) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of New World View Common Stock, in cash or otherwise. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, certain open market transfers and transfers upon death or by will. For additional information regarding the lock-up restrictions, see “Proposal No. 1—The Business Combination Proposal—Related Agreements—Lock-up Arrangements.” The lock-up restrictions for the Sponsor Holders will also lapse prior to their expiration upon the occurrence of certain events, including the closing price of New World View Common Stock reaching certain thresholds.

Proposed Certificate of Incorporation of New World View

Prior to the Closing, Leo will amend and restate, subject to receipt of Leo shareholder approval, the Existing Governing Documents by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation.

Proposals to be Submitted at the Shareholder Meeting

The following is a summary of the proposals to be presented to shareholders at the Shareholder Meeting of Leo and certain transactions contemplated by the Business Combination Agreement. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Shareholder Meeting. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

The Business Combination Proposal

Leo is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, pursuant to which, among other things, on the date of the Closing, following the consummation of the Domestication and the Mergers, World View shall become a wholly owned subsidiary of World View, Inc.

For more information about the transactions contemplated by the Business Combination Agreement, we encourage shareholders to carefully consider the information set forth below under “Proposal No. 1—The Business Combination Proposal” and the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

The Domestication Proposal

Leo is asking its shareholders to approve by special resolution the Domestication Proposal. The consummation of the Domestication is a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement. The Domestication Proposal, if approved, will authorize a change of Leo’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Leo is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New World View will be governed by the DGCL.

For more information about the Domestication Proposal, we encourage shareholders to carefully consider the information set forth below under “Proposal No. 2—The Domestication Proposal.”

The Charter Proposal

Leo is asking its shareholders to approve by special resolution the Charter Proposal. Leo will ask its shareholders to approve the replacement of the Amended and Restated Memorandum and Articles of

Association, under Cayman Islands law, with the Proposed Certificate of Incorporation, under the DGCL, including the authorization of the change in authorized share capital as indicated therein and the change of name of Leo to “World View, Inc.”

For more information about the Charter Proposal, we encourage shareholders to carefully consider the information set forth below under “Proposal No. 3—The Charter Proposal” and the full text of the Proposed Certificate of Incorporation of New World View attached hereto as Annex B.

The Advisory Governing Documents Proposals

Leo is asking its shareholders to approve, by ordinary resolutions, on an advisory nonbinding basis, the following governance proposals in connection with the replacement of the Amended and Restated Memorandum and Articles of Association, under Cayman Islands law, with the Proposed Certificate of Incorporation under the DGCL.

•

Advisory Governing Documents Proposal 4(A)—A proposal to increase the authorized share capital of Leo from (i) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value 0.0001 per share to (ii) 990,000,000 shares of New World View Common Stock and 10,000,000 shares of New World View Preferred Stock, par value $0.0001 per share.

•

Advisory Governing Documents Proposal 4(B)—A proposal to authorize the New World View Board to issue any or all shares of New World View Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New World View Board and as may be permitted by the DGCL.

•

Advisory Governing Documents Proposal 4(C)—A proposal to adopt the Court of Chancery of the State of Delaware as the exclusive forum for certain shareholder litigation and the federal district courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless New World View consents in writing to the selection of an alternative forum.

•

Advisory Governing Documents 4(D)—A proposal to require that any action required or permitted to be taken by the shareholders of New World View must be effected at a duly called annual or special meeting of shareholders of New World View and may not be effected by any written consent by such shareholders.

•

Advisory Governing Documents Proposal 4(E)—A proposal to require that, subject to the rights of holders of preferred stock of New World View, any director or the entire New World View Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a two-thirds majority of the issued and outstanding capital stock of New World View entitled to vote in the election of directors, voting together as a single class.

•

Advisory Governing Documents Proposal 4(F)—A proposal to approve that the Proposed Certificate of Incorporation may be amended by shareholders in accordance with the voting standards set forth in Article VIII of the Proposed Certificate of Incorporation and the Proposed Bylaws may be amended by shareholders in accordance with the voting standards set forth in Article X of the Proposed Bylaws.

•

Advisory Governing Documents Proposal 4(G)—A proposal to approve that the removal provisions in Leo’s existing Amended and Restated Memorandum and Articles of Association related to Leo’s status as a blank check company that will no longer apply upon the consummation of the Business Combination be approved.

For more information about the Advisory Governing Documents Proposals, we encourage shareholders to carefully consider the information set forth below under “Proposal No. 4(A)-(G)—The Advisory Governing

Documents Proposals” and the full text of the Proposed Certificate of Incorporation and Proposed Bylaws of New World View attached hereto as Annex B and Annex C, respectively.

The Listing Proposal

Leo is asking its shareholders to approve by ordinary resolution the Listing Proposal. We are seeking shareholder approval for the issuance of New World View Common Stock in connection with the Business Combination for the purposes of complying with applicable provisions of Section 312.03 of the NYSE Listed Company Manual.

For more information about the Listing Proposal, we encourage shareholders to carefully consider the information set out below under “Proposal No. 5—The Listing Proposal.”

The Equity Incentive Plan Proposal

Leo is asking its shareholders to approve by ordinary resolution the Equity Incentive Plan Proposal. Pursuant to the 2023 Plan, a number of shares of New World View Common Stock equal to                 percent (    %) of the shares of New World View Common Stock that are issued and outstanding as of the Effective Time will be reserved for issuance under the 2023 Plan, subject to annual increase and recycling provisions described in more detail in the Equity Incentive Plan Proposal and in the 2023 Plan.

For more information about the Equity Incentive Plan Proposal, we encourage shareholders to carefully consider the information set out under “Proposal No. 6—The Equity Incentive Plan Proposal” and the full text of the 2023 Plan attached hereto as Annex E.

The Employee Stock Purchase Plan Proposal

Leo is asking its shareholders to approve by ordinary resolution the Employee Stock Purchase Plan Proposal. Pursuant to the ESPP, a number of shares of New World View Common Stock equal to percent (    %) of the number of shares of New World View Common Stock that are issued and outstanding as of the Effective Time will be reserved for issuance under the ESPP, subject to annual increase and recycling provisions described in more detail in the Employee Stock Purchase Plan Proposal and in the ESPP.

For more information about the Employee Stock Purchase Plan Proposal, we encourage shareholders to carefully consider the information set out in the section titled “Proposal No. 7—The Employee Stock Purchase Plan Proposal” and the full text of the ESPP attached hereto as Annex F.

The Adjournment Proposal

Leo is asking its shareholders to approve by ordinary resolution the Adjournment Proposal to adjourn the Shareholder Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient ordinary shares represented (either in person or by proxy) to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, or the Employee Stock Purchase Plan Proposal or (ii) if the board of directors of Leo determines that an adjournment is otherwise necessary.

For more information about the Adjournment Proposal, we encourage shareholders to carefully consider the information set out under “Proposal No. 8—The Adjournment Proposal.”

The Shareholder Meeting

Date, Time and Place of the Shareholder Meeting

The Shareholder Meeting of Leo will be held on                 , 2023 at          a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

If you wish to attend the Shareholder Meeting in person, you must reserve your attendance at least two business days in advance of the Shareholder Meeting by contacting Leo’s Secretary at brown@leo.holdings by          a.m., Eastern Time, on                 , 2023 (two business days prior to the meeting date).

Registering for the Shareholder Meeting

If you are a registered shareholder, you will receive a proxy card from the Transfer Agent. The form contains instructions on how to attend the virtual Shareholder Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual Shareholder Meeting starting                     , 2023 at          a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/        , and enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Shareholder Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Shareholder Meeting.

Shareholders who hold their investments through a bank or broker will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Shareholder Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way, you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to the Internet, you can listen only to the meeting by dialing                  (or              if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number                 #. Please note that you will not be able to vote or ask questions at the Shareholder Meeting if you choose to participate telephonically.

Voting Power; Record Date

Leo shareholders will be entitled to vote or direct votes to be cast at the Shareholder Meeting if they owned Leo Ordinary Shares at the close of business on                 , 2023, which is the “Record Date” for the Shareholder Meeting. Shareholders will have one vote for each Leo Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. The Leo Warrants do not have voting rights. As of the close of business on the Record Date, there were 13,950,964 Leo Ordinary Shares issued and outstanding, of which 4,575,964 were issued and outstanding Class A Ordinary Shares.

Quorum and Vote of Leo Shareholders

A quorum of Leo shareholders is necessary to hold a valid meeting. A quorum will be present at the Shareholder Meeting if the holders of a majority of the Leo Ordinary Shares are present (in person or by proxy) or, being a non-natural person, duly represented in person or by proxy at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law. As of the Record Date for the Shareholder Meeting, no Leo Ordinary Shares would be required to achieve a quorum.

The Leo Initial Shareholders have, pursuant to the Sponsor Agreement, agreed, for no compensation, to, among other things, vote all of their Leo Ordinary Shares in favor of the proposals being presented at the Shareholder Meeting. As of the date of this proxy statement/prospectus, the Leo Initial Shareholders own approximately 67.2% of the Leo Ordinary Shares. As a result, as of the Record Date, in addition to the shares of the Leo initial shareholders, no additional Leo Ordinary Shares held by public shareholders would be required to be present at the Shareholder Meeting to achieve a quorum. The following table reflects the number of public shares required to approve each proposal.

		Number of Additional Public Shares Required To Approve Proposal
Proposal	Approval Standard	If Only Quorum is Present and All Present Shares Cast Votes	If All Shares Are Present and All Present Shares Cast Votes
Business Combination Proposal	Ordinary Resolution[1]	0	0
Domestication Proposal	Special Resolution[2]	0	0
Charter Proposal	Special Resolution[2]	0	0
Each Governing Documents Proposal	Ordinary Resolution[1]	0	0
Listing Proposal	Ordinary Resolution[1]	0	0
Incentive Equity Plan Proposal	Ordinary Resolution[1]	0	0
Employee Stock Purchase Plan Proposal	Ordinary Resolution[1]	0	0
Adjournment Proposal	Ordinary Resolution[1]	0	0

1

Under Cayman law, an ordinary resolution requires the affirmative vote of the holders of at least a majority of the issued Leo Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Shareholder Meeting.

2

Under Cayman law, a special resolution requires the affirmative vote of the holders of at least a two-thirds majority of the issued Leo Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Shareholder Meeting.

See “Proposal No. 1—The Business Combination Proposal—Related Agreements—Sponsor Agreement” for more information related to the Sponsor Agreement.

The proposals presented at the Shareholder Meeting require the following votes:

1.

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

2.

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

3.

Charter Proposal: The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

4.

Advisory Governing Documents Proposals: The approval of each of the Advisory Governing Documents Proposals, on a non-binding basis, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

5.

Listing Proposal: The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

6.

Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

7.

Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

8.

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

Redemption Rights

Holders of Class A Ordinary Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any shareholder holding Class A Ordinary Shares may demand that Leo redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $             per share as of             , the Record Date for the meeting), calculated as of two business days prior to the Shareholder Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, Leo will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination. Additional terms and conditions apply. See the section titled “Shareholder Meeting—Redemption Rights” of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Leo Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Leo Shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Leo has engaged Morrow Sodali to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholder Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section titled “Shareholder Meeting—Revoking Your Proxy.”

Recommendation of the Leo Board

The Leo Board believes that the Business Combination Proposal and the other proposals to be presented at the Shareholder Meeting are in the best interests of Leo and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Governing Documents Proposal, “FOR” each of the Advisory Governing Documents Proposals, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Shareholder Meeting.

The existence of financial and personal interests of one or more of Leo’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Leo and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

The Leo Board’s Reasons for the Approval of the Business Combination

The Leo Board, in evaluating the transaction with World View, consulted with Leo’s management, Kirkland & Ellis LLP (“K&E”), Crowell & Moring LLP (“Crowell”) and Jefferies LLC (“Jefferies”). In reaching its unanimous resolution (a) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and Domestication, are advisable, fair to and in the best interests of Leo and its shareholders and (b) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, the Leo Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Leo Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Leo Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. Individual members of the Leo Board may have given different weight to different factors. This explanation of the reasons for the Leo Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Leo Board reviewed the results of the due diligence conducted by Leo’s management and advisors, which included:

•	extensive meetings and calls with World View to understand and analyze World View’s business;

•	review of diligence materials and interviews conducted by K&E and Leo’s other advisors;

•	review of contracts, material liabilities and other material matters;

•	consultation with Leo’s management and legal counsel and capital markets advisor;

•	review of World View’s consolidated financial statements;

•	research on industry trends;

•	research on comparable companies; and

•	research on comparable transactions.

The factors considered by the Leo Board included, but were not limited to, the following:

•	the consideration to be offered in connection with the Business Combination, including the amount and type thereof;

•	World View’s management team, board, and advisors’ experience at many of the world’s foremost companies across the aerospace and defense sector;

•	World View’s ability to scale its already mature and robust infrastructure and provide differentiated solutions as compared with existing airborne, imagery and remote sensing commercial solutions;

•	World View’s industry being an unexploited space, where unmet market needs may be uncovered to create opportunities for innovation;

•

recent national attention and industry tailwinds stimulated interest in stratospheric balloon capabilities and further adoption of World View’s services and solutions to governments, militaries and commercial customers globally;

•	World View’s potential to generate attractive unit economics and returns on capital as New World View; and

•

World View’s potential to execute on numerous, tangible growth initiatives through the expanded application of its patent-protected Stratollite technology in sectors such as research and education and applied analytics.

In the course of its deliberations, the Leo Board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including but not limited to the following:

•

the risk that the potential benefits of the Business Combination and Domestication may not be fully achieved, or may not be achieved within the expected timeframe, and the significant fees, expenses and time and effort of management associated with completing the Business Combination and Domestication;

•

the risk that the Business Combination and transactions contemplated thereby might not be consummated or completed in a timely manner or that the closing might not occur despite our best efforts, including by reason of a failure to obtain the approval of our shareholders, litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the Business Combination;

•

the risk that any of the conditions to which the Business Combination is subject to are not satisfied or waived, such that any definitive agreement relating to the Business Combination may be terminated in accordance with its terms and the Business Combination may not be completed;

•	the risk that the growth initiatives of World View’s long-term strategy may not be fully achieved or may not be achieved within expected timeframes;

•	the risk that changes in the regulatory landscape or new industry developments may adversely affect the business benefits anticipated to result from the Business Combination;

•

the risks and costs to Leo if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Leo being unable to effect an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended);

•

macroeconomic uncertainty, economic downturns and market conditions beyond World View’s control, including a reduction in spending which could adversely affect World View’s business, financial condition, results of operations and prospects;

•

the requirements of being a public company, including compliance with the SEC’s requirements regarding internal controls over financial reporting, may strain New World View’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than World View anticipates;

•

New World View may invest in or acquire other businesses, or may invest or spend the proceeds of the Business Combination in ways with which the investors may not agree or which may not yield a return, and New World View’s business may suffer if it is unable to successfully integrate acquired businesses into its company or otherwise manage the growth associated with multiple acquisitions;

•	World View’s history of net losses in combination with the fact that the pro forma expectation that New World View would be cash flow positive; and

•	World View’s cash need at the time of the Business Combination to support ongoing operations, and its debt and debt-like items.

In addition to considering the factors described above, the Leo Board also considered other factors including, without limitation:

•

the Sponsor, members of the Leo Board and other executive officers of Leo and the Sponsor have interests in the Business Combination Proposal, the other Proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Leo shareholders generally. For more information on this discussion, see the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” of this proxy statement/prospectus; and

•	the various risks associated with the Business Combination, the business of World View and the business of Leo, as described in the section titled “Risk Factors” of this proxy statement/prospectus.

Leo’s Board believes, after a thorough review of other business combination opportunities reasonably available to Leo at this time, that the Business Combination represents the best potential business combination for Leo and the most attractive opportunity for Leo based upon the process utilized to evaluate and assess other potential combination partners and the Leo Board’s belief that such process has not presented a better alternative at this time.

After considering the foregoing potentially negative and potentially positive reasons, the Leo Board concluded, in its business judgment, that the potentially positive reasons relating to the Business Combination, Domestication and the other related transactions outweighed the potentially negative reasons.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the Leo Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and our directors, officers and advisors and World View’s current owners have interests in the Business Combination that are different from, or in addition to, those of our other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to our shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that the Sponsor and Leo’s directors and officers, for no compensation, have agreed not to redeem any Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and the Sponsor Holders are obligated to vote in favor of the Business Combination;

•

the fact that the Sponsor Holders have irrevocably waived the anti-dilution adjustments set forth in Leo’s organizational documents, or any other anti-dilution or similar adjustment rights to which the Sponsor Holders may otherwise be entitled related to or arising from the Business Combination;

•

the fact that the Sponsor Holders paid an aggregate amount of $25,000 for the Founder Shares, which will convert into 9,375,000 shares of New World View Common Stock in accordance with the terms of Leo’s organizational documents and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that the Sponsor paid $10,000,000 for 6,666,667 Leo Private Placement Warrants, each of which is exercisable commencing on the later of 12 months from the closing of the Leo IPO and 30 days following the Closing for one Class A Ordinary Share at $11.50 per share and which, pursuant to the Registration Rights Agreement, will be registered for resale following the Business Combination; if we do not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), then the proceeds from the sale of the Leo Private Placement Warrants will be part of the liquidating distribution to the Public Shareholders and the warrants held by our Sponsor will be worthless;

•

the fact that the Leo Initial Shareholders, including the Sponsor (and certain of Leo’s officers and directors who are members of the Sponsor), have invested in Leo an aggregate of $10,025,000, comprised of the $25,000 purchase price for 9,375,000 Founder Shares and the $10,000,000 purchase price for 6,666,667 Leo Private Placement Warrants. Subsequent to the initial purchase of the Founder Shares by the Sponsor, the Sponsor transferred 30,000 Founder Shares to each of its independent directors and 90,000 Founder Shares in the aggregate to its strategic advisors. Assuming a trading price of $             per Class A Ordinary Share (based upon the closing price of the Class A Ordinary Shares on the NYSE on             ), the 9,375,000 Founder Shares held by the Leo Initial Shareholders would have an implied aggregate market value of $            , representing unrealized gain for such holders of $            . Even if the trading price of the shares of New World View Common Stock were as low as $1.07 per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the Leo Private Placement Warrants) would be approximately equal to the initial investment in Leo by the Leo Initial Shareholders. As a result, if the Business Combination is completed, the Leo Initial Shareholders are likely to be able to make a substantial profit on their investment in Leo at a time when shares of New World View Common Stock have lost significant value. On the other hand, if Leo liquidates without completing a business combination before June 12, 2023 (or up to October 12, 2023 if extended), the Leo Initial Shareholders will lose their entire investment in Leo;

•

the fact that the Sponsor and Leo’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, in which case such holders would lose their entire investment. As a result, the Sponsor as well as Leo’s officers and directors may have a conflict of interest in determining whether World View is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination, particularly given the upcoming termination date in Leo’s Existing Governing Documents as described further below. The Leo Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Shareholders that they approve the Business Combination;

•

the fact that the Leo Initial Shareholders including the Sponsor (and the Leo’s officers and directors who are members of the Sponsor) can earn a positive rate of return on their investment, even if other Leo shareholders experience a negative rate of return in New World View, including if the share price of New World View after the Closing falls below the price initially paid for the Leo Public Units in the Leo IPO;

•

the fact that the Leo Initial Shareholders and Leo’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Leo Ordinary Shares (other than Public Shares) held by them if Leo fails to complete an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended);

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into Leo Private Placement Warrants in connection with the consummation of the Business Combination;

•

the fact that the Sponsor and Leo’s officers and directors will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if an initial business combination is not consummated by June 12, 2023 (or up to October 12, 2023 if extended). As of the date of this proxy statement/prospectus there are loans extended, fees due or outstanding out-of-pocket expenses amounting in the aggregate to $             for which the Sponsor and Leo’s officers and directors are awaiting reimbursement;

•

the fact that if the Trust Account is liquidated, including in the event Leo is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Leo to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the fact that Leo may be entitled to distribute or pay over funds held by Leo outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing;

•

the fact that Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, have purchased World View Convertible Notes in the aggregate amount of $3,000,000. The notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing;

•

the fact that (i) Sameer Gandhi, Deepak Kamra, and Charlie Precourt, current directors of World View, and (ii) Lyndon Lea, the chief executive officer of Leo and             , the                of Leo, are each expected to be directors, and Ryan Hartman is expected to be chief executive officer, of New World View after the consummation of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that the New World View Board determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation;” and

•

the fact that the Sponsor Group will have paid an aggregate of approximately $12,314,474 for its investment in New World View, including the investments of Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo in World View Convertible Notes as summarized in the table below, and, following the consummation of the

Business Combination, the aggregate value of the Sponsor Group’s investment will be approximately $            , based upon the respective closing prices of the Class A Ordinary Shares on the NYSE and the Leo Public Warrants on the over-the-counter market on             , 2023.

The Leo Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Leo’s IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by New World View with any other target business or businesses, and (iii) the Sponsor Holders will hold equity interests in New World View with value that, after the Closing, will be based on the future performance of New World View Common Stock. In addition, Leo’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Leo Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the foregoing considerations, the Leo Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects the Leo shareholders will receive as a result of the Business Combination. The Leo Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

For more information about the factors the Leo Board considered in evaluating and recommending the Business Combination to the Leo shareholders, see sections titled “Proposal No. 1—The Business Combination Proposal—The Leo Board’s Reasons for the Approval of the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine.”

Sponsor Group Beneficial Ownership of Leo Prior to Closing

	Securities held by Sponsor Group	Sponsor Group Cost at Leo’s Initial Public Offering
Class A Ordinary Shares	—	$—
Founder Shares	9,375,000	25,000
Leo Private Placement Warrants	6,666,667	10,000,000

Total		$10,025,000

Sponsor Group Beneficial Ownership of New World View Following the Closing

	Securities held by Sponsor Group at Closing	Value per Security as of , 2023	Sponsor Group Cost between the Leo IPO and Closing	Total Value
New World View Common Stock issued upon conversion of World View Convertible Notes			$3,000,000
New World View Common Stock Issued to Holders of Founder Shares	9,375,000	$(1)	—
New World View Private Placement Warrants	6,666,667	$(2)	—

Total			$3,000,000	$

(1)	Based on the closing price of the Leo Public Shares on , 2023, which was $ per share.
(2)	Based on the closing price of the Leo Public Warrants on , 2023, which was $ per warrant.

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or our securities, Leo’s Initial Shareholders, World View and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Leo Ordinary Shares. In such transactions, the purchase price for the Class A Ordinary Shares will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Class A Ordinary Shares they acquire in such transactions. However, any Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

While the purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing, there can be no assurance that such purchases or other transactions, even if consummated, would be successful. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Shareholder Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Leo will file a Current Report on Form 8-K prior to the Shareholder Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Class A Ordinary Shares for which Leo has received redemption requests.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Leo and its shareholders and what may be best for a director’s personal interests when determining to recommend that Public Shareholders vote for the proposals. See the sections titled “Risk Factors,” “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Beneficial Ownership of Securities” for more information and other risks.

Conflicts of Interest and Waiver of Corporate Opportunity Doctrine

Under Cayman Islands law, directors and officers of a Cayman Islands company owe certain duties to the company, including, but not limited to, the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different classes of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at general meetings. As detailed below, our Existing Governing Documents provide such permission through a waiver of the corporate opportunities doctrine. The Existing Governing Documents provide that (a) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for our directors and officers, on the one hand, and us, on the other and (b) our directors and officers shall have no duty to communicate or offer any such corporate opportunity to us and shall not be liable to us for breach of any fiduciary duty as a member, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us. We do not believe that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete the Business Combination.

While the Existing Governing Documents included the waiver of corporate opportunities as described in the preceding paragraph, our compliance with such provision did not affect or otherwise limit Leo’s search for an acquisition target. Given the large target universe considered by Leo’s management team, which included initial contact with approximately companies and non-disclosure agreements with approximately          companies, the Leo Board does not believe that the other fiduciary duties or contractual obligations of Leo’s officers and directors materially affected Leo’s ability to source a potential business combination. Please see “Proposal

No. 1—Business Combination Proposal—Background of the Business Combination” for more information about Leo’s search for targets in the potential business combination.

In addition to those interests of certain persons in the Business Combination listed above, Public Shareholders should also be aware that our Sponsor and our officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from the Sponsor or an affiliate of the Sponsor or any of our officers or directors to finance transaction costs in connection with the Business Combination. In particular, Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, have purchased World View Convertible Notes in the aggregate amount of $3,000,000. The notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing. For more information on the affiliate financing arrangements in connection with the Business Combination please see “Certain Relationships and Related Party Transactions—Leo Related Party Transactions.”

None of us, our Sponsor, nor any of our officers or directors, other than Lyndon Lea and Robert Darwent as described above, are affiliated with World View prior to the consummation of the Business Combination. The Leo Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the Leo IPO and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Leo with any other target business or businesses, and (iii) the Sponsor Holders will hold equity interests in New World View with value that, after the Closing, will be based on the future performance of New World View Common Stock. In addition, Leo’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Leo Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

For more information about the factors the Leo Board considered in evaluating and recommending the Business Combination to the Leo shareholders, see “Proposal No. 1—The Business Combination Proposal—The Leo Board’s Reasons for the Approval of the Business Combination” and “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination.”

Certain Other Interests in the Business Combination

In addition to the interests of Leo’s directors and officers in the Business Combination, shareholders should be aware that Jefferies and Guggenheim Securities have financial interests that are different from, or in addition to, the interests of our shareholders.

Jefferies was engaged by Leo to act as Leo’s capital markets advisor. Upon consummation of the Business Combination, Jefferies is entitled to certain fees. In addition, under the terms of Jefferies’ engagement, Leo agreed to reimburse Jefferies for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Jefferies and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to its respective engagements. Leo decided to retain Jefferies as its capital markets advisor based primarily on its leading investment banking franchise with a strong track record of advising on complex, transformational transactions.

Guggenheim Securities (“Guggenheim Securities”), was engaged by World View to act as World View’s financial advisor. Upon consummation of the Business Combination, Guggenheim Securities is entitled to certain fees. In addition, under the terms of Guggenheim Securities’ engagement, World View agreed to reimburse Guggenheim Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Guggenheim Securities and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to its respective engagements.

World View decided to retain Guggenheim Securities as its financial advisor based primarily on its leading investment banking franchise, aerospace & defense expertise, and a strong track record of advising on complex, transformational transactions.

Jefferies and Guggenheim Securities therefore have an interest in Leo and World View, respectively, completing a business combination that will result in the payment of certain advisory fees.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination, assuming (i) none of the Class A Ordinary Shares held by the Public Shareholders are redeemed in connection with the Business Combination and (ii) the maximum number of Class A Ordinary Shares that can be redeemed are redeemed, while still satisfying the Available Closing Acquiror Cash Condition (“Maximum Redemptions”).

Where actual amounts are not known or knowable, the figures below represent Leo’s good faith estimate of such amounts. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

(U.S. dollars in millions)

	Assuming No Redemptions(1)	Assuming Maximum Redemptions(2)
Sources
Cash and Investments Held in Trust Account(3)	$47	$0
Existing World View Stockholders Equity Rollover	$234	$234
Equity Financing(4)	$75	$75
Total Sources	$356	$309
Uses
Existing World View stockholders equity rollover	$234	$234
Repayment of Existing World View Indebtedness(5)	$6	$6
Fees and Expenses	$25	$25
Cash to Balance Sheet	$91	$44
Total Uses	$356	$309

(1)	Assumes that no Public Shareholder exercises redemption rights with respect to its Class A Ordinary Shares for a pro rata portion of the Trust Account.
(2)

Assumes that all 4,575,964 Class A Ordinary Shares outstanding are redeemed for an aggregate payment of approximately $             (based on the estimated per share redemption price of approximately $             per share) from the Trust Account. As the proceeds (without taking into account offering expenses) from the Equity Financing are expected to satisfy the Available Closing Acquiror Cash Condition, the maximum redemption scenario reflects the redemption of 100% of the Class A Ordinary Shares held by the Public Shareholders; amounts do not sum due to rounding.

(3)	Cash held in the Trust Account as of , 2023 (after giving effect to the Extension Amendment Redemptions).
(4)	Assumes the Equity Financing is consummated for $75 million in aggregate gross proceeds prior to Closing.
(5)

Includes estimated principal and accrued interest as of March 31, 2023, totaling approximately $5.0 for the loan and security agreement by and between World View and Silicon Valley Bank, dated September 12,

2006, as amended, and approximately $1.0 for World View’s unsecured promissory notes. Assumes no World View noteholders exercise redemption rights in connection with the Closing.

Financial Projections

World View does not as a matter of course make public projections or long-term forecasts as to future revenue, bookings, earnings, financial condition, or other results due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, management of World View prepared certain prospective financial projections (the “Projections”) in connection with the proposed Business Combination and the Equity Financing and are providing Public Shareholders access to such Projections. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared. The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information.

The Projections have not been audited. None of the independent auditors of World View or Leo, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The Projections were prepared in good faith by World View management and are based on the best currently available estimates, judgments and assumptions considered by them to be reasonable with respect to the expected combined future financial performance of World View at the time the Projections were prepared and speak only as of that time. While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for customer demand, competition, general business, economic, market and financial conditions and matters specific to the business of World View, all of which are inherently uncertain and difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” The Projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Projections. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations. New World View will not refer back to the Projections in its future periodic reports filed under the Exchange Act.

The Projections are subjective in many respects and therefore susceptible to varying interpretations and future deviations based on actual experience and business developments. As a result, there can be no assurance that the Projections will be realized, that the varying estimates and assumptions made in preparing the Projections will prove to be accurate or that actual results will not be materially different than estimated. The Projections were prepared solely for use in connection with the proposed Business Combination and the Equity Financing. While World View and Leo are responsible for all of the disclosure contained in this proxy statement/prospectus, World View’s management has not made and does not make any representations to any person regarding the ultimate performance of New World View relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. Considering that the Shareholder Meeting will be held months after the date the forecasts underlying the Projections were prepared, as well as the uncertainties inherent in any forecasted information, Public Shareholders are cautioned not to place undue reliance, if any, on the Projections.

The Projections are not included in this proxy statement/prospectus in order to induce any Public Shareholders to vote in favor of any of the proposals at the Shareholder Meeting. The inclusion of Projections in this proxy statement/prospectus should also not be regarded as an indication that, or a representation by, Leo, World View, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against any proposals at the Shareholder Meeting.

We encourage you to review the historical financial statements of World View included in this proxy statement/ prospectus, as well as the financial information in the sections titled “Summary Historical Consolidated Financial Information of World View” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Neither Leo nor World View nor any of their respective affiliates intends to, and, except to the extent required by applicable law (including a registrant’s responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition, which responsibility may extend to situations where management knows, or has reason to know, that its previously disclosed projections no longer have a reasonable basis), each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.

The Projections include projected Adjusted EBITDA, which is a non-GAAP financial measure. Projected Adjusted EBITDA is defined as net income (loss) before interest expense, taxes, depreciation and amortization expense and stock-based compensation expense. As a non-GAAP financial measure, projected Adjusted EBITDA should not be considered in isolation from, or as a substitute for, net income (loss) determined in compliance with GAAP and other financial information presented in compliance with GAAP. Projected Adjusted EBITDA as used by World View may not be comparable to similarly titled amounts used by similarly situated companies. A reconciliation of projected Adjusted EBITDA to projected net income (loss) is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. In particular, the measures and effects of stock-based compensation expense specific to equity compensation awards and valuations of certain convertible securities are directly impacted by the timing of employee stock transactions and unpredictable fluctuations in World View’s equity valuations, which are expected to have a significant impact on future financial results prepared in compliance with GAAP.

The Projections prepared by World View are as follows:

	2023E	2024E	2025E
	(US$ in millions, except percentages and number of flights)
Revenue
Dedicated Flights	$17	$41	$79
Subscription	—	3	11

Total	17	44	90

Adjusted EBITDA	$(11.6)	$3.6	$36.5
Adjusted EBITDA margin	(68)%	8.2%	41%
Number of Flights	15	34	65

In historical periods, World View’s management has primarily focused on conducting research and development activities for its stratospheric balloon flights, conducting proof of concept flight operations, and establishing supply and manufacturing as well as flight operations. As such, World View has historically generated net losses and negative Adjusted EBITDA. In addition, World View’s management recently began focusing on remote sensing operations rather than space tourism. In 2021, World View began conducting customer-driven flight operations and related commercial operations, pivoting away from its research and development and proof of concept phase of development. In 2022, World View continued to ramp up its flight operations for customers, completing 16 flights compared to four in 2021. In 2022, World View also increased its revenue significantly compared to 2021 as a result of the increased flight operations. While World View’s revenue in 2022 remained highly concentrated to three customers, World View also entered into several MOUs and a strategic partnership agreement in 2022, as described further in the section titled “Business of World View—Our Strategic Partnerships.” World View’s current customer pipeline further presents multiple opportunities for near-term increased flight operations and revenue growth. As World View continues to complete flight operations for existing customers, it expects to be positioned to expand revenue potential within such customers, including by increasing remote sensing use cases available to, and requested by, such customers. Further, completed flight operations are expected to help attract new customers in the pipeline. Finally, World View expects to improve its gross margin and Adjusted EBITDA, commencing in 2024, as World View distributes its cost base over additional revenue-generating flight operations from existing and potential new customers, since each flight is capable of servicing multiple customer missions and balloons are designed to be reused to leverage more flights out of fixed supply and manufacturing costs. In addition, as World View completes more flight operations, it expects to be able to continue improving operating efficiencies. As such, the Projections assume that World View will continue its recent trend of conducting revenue-generating flight operations and related commercial operations.

The material assumptions underlying the Projections, including World View’s anticipated growth and Adjusted EBITDA trends, include:

•

implementation of New World View’s planned subscription service at the beginning of 2024. World View estimates that such revenues will grow as a function of the growth in new customers and new remote sensing technologies and offerings to address expanded use cases requested by customers. Such revenues will also be dependent on World View’s ability to cost-efficiently increase the number of flights per year.

•

assumptions related to expansion of dedicated flights from existing customers and new pipeline opportunities, including from both domestic and international customers across federal civilian, defense and counterterrorism agencies as well as commercial customers, all of which are expected to result in an implied revenue compounded annual growth rate of 207% from 2022 through 2025. World View assumes a steady increase in average revenue and number of customers per flight (at least an average of 1.2, 1.5 and 1.7 customers per flight in 2023, 2024, and 2025, respectively), assuming that World View is able to fly over areas with concentrated demand from customers in multiple market segments (such as oil and gas, electric utilities, and border security). World View assumes a majority of projected 2023 revenue will be derived from dedicated flights executed for existing customers, with incremental revenue from new customers commencing in 2024. Projected revenue growth rates are significantly higher than historical revenue growth rates due to World View’s early stages of remote sensing customer acquisition and flight operations, assumed continued market acceptance of stratospheric balloon remote sensing relative to competing technologies and World View’s estimated new customer pipeline opportunity, including in new industry verticals and geographies, and existing customer expansion into additional use cases and flight operations. Projected revenue growth rates, and the expected number of flights per year in the Projections, assume that (i) existing customers, including those with MOUs, will continue requesting flight missions and (ii) World View will continue identifying and performing flight missions for new customers in the current pipeline.

•	assumptions related to expanding the number of non-U.S. flight operations commencing in 2023 and ramping comparatively in subsequent years with U.S. flight operations. Based on anticipated capital expenditures and the potential customer pipeline as of December 31, 2022, New World View expects to expand into several non-U.S. jurisdictions, including in Australia and the Middle East, with 13 and 23 non-U.S. flight operations completed, in 2024 and 2025, respectively. Expansion into any particular non-U.S. jurisdiction assumes the use of launch facilities and ability to conduct flight operations under local laws, regulations, and licensure requirements.

•

assumptions related to New World View’s ability to recognize revenue from $7.6 million of recorded backlog as of December 31, 2022 (refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of World View—Key Metrics—Backlog”).

•

other general business and market assumptions, which are based on New World View’s ability to continue to develop and foster strong relationships with existing customers, expand flight demand and consumption of use cases by existing customers, expansion of flight operations to non-U.S. jurisdictions, continue fostering market acceptance of stratospheric balloon remote sensing relative to competing technologies, continue to develop new remote sensing and Stratollite technologies, and capitalize on other future prospects.

•

assumptions related to cost of revenue and gross profit margins are based on New World View’s investments in research and development to provide new remote sensing technologies and use cases, accommodate increasingly complex data collection demands as New World View expands into additional industry verticals and geographies, and achieve greater cost efficiencies and scale for Stratollite manufacturing, flight operations, and operating expenses to improve upon New World View’s projected Adjusted EBITDA. World View has assumed that cost of revenues will increase as the number of flights increases, with average material and labor costs per flight, and therefore cost of revenue, increasing through 2025 and beyond. Cost of revenue assumptions are based on 10 uses of each stratospheric balloon before retirement, and that the costs relating to refurbishment of each Stratocraft component averages to approximately $0.3 million. World View assumes that the average supply and manufacturing cost for each Stratollite system is between $0.4 million to $1.2 million, which costs are amortized across flights. The assumed average cost of revenue per flight mission ranges from $0.6 million to $1.3 million in 2023, $0.5 million to $1.2 million in 2024, and $0.4 million to $1.1 million in 2025, assuming implied efficiencies in supply inputs such as cost of helium. Assumed improvements in cost of revenue are dependent on World View’s ability to successfully implement its planned subscription service, which is expected to permit World View to accommodate a greater number of customer flight missions per flight. However, the subscription service may also cause revenue and gross margin to fluctuate more significantly from period to period due to varying patterns of customer consumption and adoption trends inherent in a subscription service.

•

assumptions related to operating expenses and other costs and expenses, which are based on management’s current expectations for long-term scale efficiencies in operating costs and estimated general and administrative expenses related to being a public company, with operating expenses projected to increase by 27% in 2024 compared to 2023 and only 16% in 2025 compared to 2024. In particular, World View assumes continued increases in sales and marketing expense (including business development initiatives and program management for new customer acquisition and market share growth), with an estimated $0.8 million, $1.2 million, and $1.2 million in sales and marketing expense in 2023, 2024, and 2025, respectively. World View also assumes continued increases in research and development expense as it conducts test flights, enhances and creates technologies that augment World View’s product and service offerings and facilitate expansion into adjacent offerings. World View estimates $2.2 million, $3 million, and $5 million in such expense in 2023, 2024, and 2025, respectively. World View estimates a modest but steady increase in general and administrative expense during the period covered by the Projections due to the costs of funding growth initiatives and the costs of being a public company.

•

assumptions for the amount of spend and related operating expenses related to addressing and responding to regulatory requirements and initiatives for New World View’s potential space tourism business, which are expected to amount to $0.6 million, $0.6 million, and $0.7 million in 2023, 2024, and 2025, respectively.

•

the assumption that New World View will not generate any revenue from its planned space tourism business during the period covered by the Projections, as New World View continues to evaluate timing for finalizing development for space tourism operations, which will depend in part on when New World View reaches sufficient scale to fund such operations using operating cash flow. The strategic shift from space tourism development to remote sensing resulted in part from discussions between New World View and Leo, during which both parties mutually agreed that a near-term focus on the remote sensing business would more effectively allow New World View to scale its business, grow its revenue and gross margin (including by improving its cost of revenue base), gain operating efficiencies, and complete more flight operations. New World View believes that such benefits would better position the company for future strategic growth and potential expansion into space tourism.

•

assumptions that New World View will have sufficient liquidity and working capital, including from cash flow from operations, to facilitate its growth strategies, including to acquire new customers and expand flight operations for remote sensing.

•	the assumption that New World View will grow organically, not have any material divestitures or make any other material changes in its business or operations.

Certain Material United States Federal Income Tax Considerations

For a description of the tax consequences for shareholders exercising redemption rights in connection with the Business Combination, see the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders—U.S. Holders—Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.”

Anticipated Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Leo is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of World View issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless certain specified information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Leo and World View will file forms under the HSR Act if required.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, if required, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, seeking to unwind the Business Combination, conditionally approving the Business Combination upon divestiture of certain World View assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Leo cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Leo cannot assure you as to its result.

Certain investments that involve the acquisition of or investment in a U.S. business by a non-U.S. buyer or investor may be subject to review and approval by the Committee on Foreign Investment in the United States (“CFIUS”). The Business Combination is subject to review and approval by CFIUS, because Leo is a “foreign person” as defined at 31 CFR § 800.224 and will be able to exercise “control” as defined in 31 CFR § 800.208 at the initial combination, and World View produces, tests, designs, develops, fabricates, and/or manufactures one or more “critical technologies,” as defined at 31 CFR § 800.215, including but not limited to payloads controlled under the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations. As part of its review of the Business Combination, CFIUS may impose requirements on the management, control and conduct of our business or may recommend to the President of the United States that he prohibit the Business Combination from proceeding. CFIUS’s review may have outsized impacts on the certainty, timing, feasibility, and cost of consummating the Business Combination and, correspondingly, the listing of World View’s securities on the NYSE or Nasdaq, as applicable; Leo and World View cannot assure you as to the result of CFIUS’ review. Leo and World View anticipate that they will file a declaration regarding the Business Combination with CFIUS, as required.

Neither Leo nor World View are aware of any other material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Summary Risk Factors

In evaluating the Business Combination and the proposals to be considered and voted on at the Shareholder Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 64 of this proxy statement/prospectus. Some of these risks are summarized below.

•	World View has incurred significant losses since inception, expects to incur losses in the future and it may not be able to achieve or maintain profitability;

•	World View’s management has determined there is substantial doubt about World View’s ability to continue as a going concern;

•	The market for space imaging and analytics is not well established, is still emerging and may not achieve the growth potential World View expects or may grow more slowly than expected;

•

World View has a limited history of operating at its current scale and under its current growth strategy, which makes it difficult to predict its future operating results, and World View may not achieve its expected growth plans and operating results in the future;

•

As a result of being a public company, World View is obligated to develop and maintain proper internal control over financial reporting and to report on its evaluation of its effectiveness and any failure to maintain the effectiveness of these internal controls may adversely affect investor confidence in World View and, as a result, the value of New World View Common Stock. Further, World View has identified material weaknesses in its internal control over financial reporting which, if not remediated, could affect the reliability of its financial statements and have other adverse consequences;

•	If World View’s business does not grow as it expects, or if it fails to manage its growth effectively, World View’s operating results and business would suffer;

•

World View’s business is capital intensive, and the combined company may not be able to raise adequate capital to finance its business strategies or it may be able to do so only on terms that significantly restrict its ability to operate and grow its business;

•	World View has substantial customer concentration, with a limited number of customers accounting for a substantial portion of its backlog, revenues and accounts receivable;

•	World View may not be able to convert its non-binding MOUs and letters of intent into binding agreements and actual revenues;

•	World View experiences lengthy sales cycles for its technologies and services and the delay of an expected large flight could result in a significant unexpected revenue shortfall;

•

World View plans flights for a calendar year through a manifest and any cost overruns on its contracts, or its failure to adequately forecast demand relative to its raw material and supply needs, could negatively impact its business and results of operations;

•	Even if World View succeeds in securing flight backlog, it may not generate timely or sufficient flight revenue or margins from those contracts and its financial results could suffer;

•

As a U.S. government contractor, World View’s business and growth depend on attracting and retaining government customers, which subjects it to procurement rules and regulations, and its failure to comply with these rules and regulations could result in early termination, audits, investigations, sanctions and penalties that could adversely affect its business;

•

World View’s future revenue and operating results are dependent on its ability to generate increasing demand for its flights and services at scale and develop new technologies to meet the needs of its customers or potential new customers;

•

World View expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new technologies, which could significantly reduce its profitability and may never result in revenue to World View;

•	Uncertain global macroeconomic and geopolitical conditions could materially adversely affect the combined company’s results of operations and financial condition;

•	A significant portion of World View’s management team has limited experience managing a public company;

•

World View is subject to many hazards and operational risks that can disrupt its business or cause interruptions or disruptions in service at its main operating facility, Spaceport Tucson, which could have a material adverse effect on its business, financial condition and results of operations;

•

World View relies on a limited number of suppliers for certain raw materials and supplied components. It may not be able to obtain sufficient raw materials or supplied components to meet its operating needs, or obtain such materials on favorable terms, which could impair its ability to fulfill its flight orders in a timely manner or increase its operating costs;

•	An active trading market for common stock may never develop or be sustained, which may make it difficult to sell the shares of common stock you receive;

•

Leo’s shareholders will experience dilution due to the issuance of shares of New World View Common Stock, and securities that are exercisable for shares of New World View Common Stock, to World View’s security holders as consideration in the Business Combination;

•

Since the Leo Initial Shareholders, including Leo’s officers and directors, have interests that are different, or in addition to (and which may conflict with), the interests of the Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with World View is appropriate as our initial business combination. Such interests include that Sponsor, as well as our officers and directors, will lose their entire investment in us if our business combination is not completed;

•

Leo has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you have no assurance from an independent source that the terms of the Business Combination are fair to Leo from a financial point of view;

•

The level of due diligence conducted in connection with the Business Combination may not be as high as would be the case if World View became a public company through an underwritten public offering, which could result in defects with World View’s business or problems with World View’s management being overlooked;

•

The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for Leo’s unaffiliated investors;

•	Even if Leo consummates the Business Combination, there is no guarantee that the New World View Public Warrants will ever be in the money, and they may expire worthless; and

•	Leo may redeem your unexpired New World View Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Shareholder Meeting and the proposals to be presented at the Shareholder Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to Leo shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein.

Q:	Why am I receiving this proxy statement?

A:

Leo is proposing to consummate a business combination with World View. Leo, Merger Sub I, Merger Sub II and World View have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. You are being asked to consider and vote on the Business Combination. The Business Combination Agreement, among other things, provides for (i) the Domestication, (ii) the merger of Merger Sub I with and into World View, with World View being the surviving corporation in the First Merger and continuing (immediately following the First Merger) as a direct, wholly owned subsidiary of Leo, and (iii) the merger of World View with and into Merger Sub II, with Merger Sub II being the surviving company in the Second Merger and continuing (immediately following the Second Merger) as a direct, wholly owned subsidiary of Leo.

Leo will hold the Shareholder Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Business Combination Agreement and you are receiving this proxy statement/prospectus in connection with such meeting. See the section titled “Proposal No. 1—The Business Combination Proposal” of this proxy statement/prospectus for additional information. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to carefully read this proxy statement/prospectus and the Business Combination Agreement in their entirety.

Leo is sending this proxy statement/prospectus to its shareholders to help them decide how to vote their Leo Ordinary Shares with respect to the matters to be considered at the Shareholder Meeting. The Business Combination cannot be completed unless Leo’s shareholders approve the Condition Precedent Proposals set forth in this proxy statement/prospectus. Information about the Shareholder Meeting, the Business Combination and the other business to be considered by shareholders at the Shareholder Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement and a prospectus of Leo. It is a proxy statement because the Leo Board is soliciting proxies from its shareholders using this proxy statement/prospectus. It is a prospectus because Leo, in connection with the Business Combination, is offering shares of New World View Common Stock in exchange for the Leo Ordinary Shares and certain of the shares of World View Common Stock outstanding as of the relevant time as described in this proxy statement/prospectus. See the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Consideration to Be Received in the Business Combination” of this proxy statement/prospectus for additional information.

YOUR VOTE IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	Why is Leo proposing the Business Combination?

A:

Leo is a blank check company incorporated as a Cayman Islands exempted company on September 1, 2020. Leo was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

The Leo IPO was completed on January 12, 2021. A total of $375,000,000 was placed in the Trust Account. Following the Extension Amendment Redemptions and the deposit of $720,000 by the Sponsor in the Trust Account, a total of approximately $47,174,425 remained in the Trust Account as of January 13, 2023. Since the Leo IPO, Leo’s activity has been limited to the evaluation of business combination candidates.

World View Enterprises, Inc., a Delaware corporation, is a leading stratospheric exploration and flight company offering on-demand and high-resolution sensing. World View’s patent-protected technology provides for persistent coverage and daily imaging of areas of interest and an affordable alternative to satellites, drones and other comparable imagery providers. Using its information gathering platform, World View conducts stratospheric flight operations to provide high-resolution data and analytics for domestic and international use cases and customers. Based on its due diligence investigations of World View and the industry in which it operates, including the financial and other information provided by World View in the course of their negotiations in connection with the Business Combination Agreement, Leo believes that World View aligns well with the objectives laid out in its investment thesis.

See “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Proposal No. 1—The Business Combination Proposal—The Leo Board’s Reasons for the Approval of the Business Combination.”

Q:	What will World View equity holders receive in return for the acquisition of World View by Leo?

A:

Pursuant to the Business Combination Agreement, the aggregate consideration payable or issuable by Leo in exchange for the outstanding equity interests of World View is comprised of: (a) with regard to the holders of World View Common Stock, the right to receive, in the aggregate, a number of shares of New World View Common Stock that is approximately equal to $350,000,000 (subject to certain adjustments as set forth in the Business Combination Agreement, including with respect to the sponsor promote value, certain transaction expenses and the cash and debt of World View). Outstanding options and warrants of World View will convert to options and warrants of New World View. For further details, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Consideration to Be Received in the Business Combination.”

Q:	Did the Leo Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

The Leo Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Leo is not required to obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority (“FINRA”) or from another independent firm that the price it is paying is fair to Leo from a financial point of view. In analyzing the Business Combination, the Leo Board and Leo’s management conducted due diligence on World View and researched the industry in which World View operates and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, Leo’s shareholders will be relying solely on the judgment of the Leo Board in determining the value of the Business Combination, and the Leo Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section titled “Proposal No. 1—The Business Combination Proposal—The Leo Board’s Reasons for the Approval of the Business Combination.”

Q:	What equity stake will current Leo shareholders and World View stockholders hold in New World View immediately after the consummation of the Business Combination?

A:

As of the date of this proxy statement/prospectus (and after giving effect to the Extension Amendment Redemptions), there are (i) 4,575,964 Class A Ordinary Shares issued and outstanding and (ii) 9,375,000

Class B Ordinary Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are outstanding 6,666,667 Leo Private Placement Warrants held by the Sponsor and 9,375,000 Leo Public Warrants. Each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New World View Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of the Class A Ordinary Shares are redeemed in connection with the Business Combination), Leo’s fully diluted share capital (after giving effect to the exercise of all of the Leo Private Placement Warrants and all of the Leo Public Warrants) would be 29,992,631 Leo Ordinary Shares.

The following table illustrates varying ownership levels in New World View Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Shareholders and the following additional assumptions: (1)              shares of New World View Common Stock are issued to the World View equityholders at Closing in both a no redemption scenario and a maximum redemption scenario, which includes (i)              shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)              shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)              shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing); (2) no New World View Public Warrants and New World View Private Placement Warrants issued in connection with the Business Combination to purchase New World View Common Stock that will be outstanding immediately following Closing have been exercised; (3)              shares of New World View Common Stock are issued in the Equity Financing, including upon conversion of World View Equity Financing Convertible Notes and/or exchange of other Equity Financing Securities, assuming consummation of the Equity Financing prior to the Closing for aggregate proceeds of $75 million and including shares of New World View Common Stock issuable upon the conversion of World View Convertible Notes issued on or after December 1, 2022 and deemed part of the Equity Financing (the “New World View Equity Financing Shares”); and (4) all outstanding and unexercised World View options, whether vested or unvested, are converted into options to purchase shares of New World View Common Stock (each, a “New World View Option”). The following table excludes the New World View Warrants.

Based on these assumptions, and assuming that no outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination, there would be approximately              shares of New World View Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New World View will be different.

For example, there are currently outstanding an aggregate of 16,041,667 Leo Warrants to acquire our Class A Ordinary Shares, which are comprised of 6,666,667 Leo Private Placement Warrants and 9,375,000 Leo Public Warrants sold as part of the Leo Public Units sold in the Leo IPO. Each outstanding Leo Warrant would be exercisable as a New World View Warrant commencing 30 days following the Closing for one share of New World View Common Stock. If we assume that each outstanding warrant is exercised and one share of New World View Common Stock is issued as a result of such exercise, with payment to New World View of the exercise price of $11.50 per warrant for one share, our fully-diluted share capital would increase by a total of 16,041,667 shares, with $184,479,170.50 paid to New World View to exercise the warrants.

Share Ownership in New World View
No redemptions(1)	Maximum redemptions(2)
Percentage of Outstanding Shares	Percentage of Outstanding Shares
Leo Public Shareholders(3)%	%
Leo Initial Shareholders(4)%	%
World View Equityholders(5)%	%
Equity Financing Investors(6)%	%

(1)	Amounts do not sum due to rounding.
(2)

Assumes that all 4,575,964 Class A Ordinary Shares outstanding are redeemed for an aggregate payment of approximately $             (based on the estimated per share redemption price of approximately $             per share) from the Trust Account. As the proceeds (without taking into account offering expenses) from the Equity Financing are expected to satisfy the Available Closing Acquiror Cash Condition, the maximum redemption scenario reflects the redemption of 100% of the Class A Ordinary Shares held by the Public Shareholders; amounts do not sum due to rounding.

(3)	Represents shares of New World View Common Stock to be issued upon conversion of 4,575,964 Class A Ordinary Shares issued in connection with the Leo IPO.
(4)

Represents shares of New World View Common Stock to be issued upon conversion of 9,375,000 Class B Ordinary Shares acquired by the Leo Initial Shareholders prior to or in connection with the Leo IPO (including 30,000 shares held by Lori Bush, 30,000 shares held by Naveen Agarwal, 30,000 shares held by Mary Minnick, 30,000 shares held by Mark Masinter, 20,000 shares held by Scott Flanders, 20,000 shares held by Imran Khan and 20,000 shares held by Scott McNealy). Excludes an aggregate of $2.3 million principal amount of World View Convertible Notes held by Lyndon Lea, Robert Darwent and Ed Forst, which notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing.

(5)

Represents the sum of (i)              shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)              shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)              shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing). Excludes              shares of New World View Common Stock underlying the New World View Warrants,              shares of New World View Common Stock underlying New World View Options, and             New World View Equity Financing Shares.

(6)	Consists of New World View Equity Financing Shares, which do not constitute Per Share Merger Consideration.

The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New World View’s share ownership will be after the Closing. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Condensed Combined Financial Information” and

“Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Consideration to be Received in the Business Combination.”

Q:	What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Our Public Shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

If a Public Shareholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that              Class A Ordinary Shares held by Public Shareholders were redeemed (the maximum amount permitted under the maximum redemption scenario), the public warrant holders will retain the 9,375,000 Leo Public Warrants (including the Leo Public Warrants retained by Public Shareholders who exercised their redemption rights in connection with the Extension Articles Amendment). The outstanding Leo Public Warrants (which will become New World View Public Warrants following the Closing) would have a value of approximately $             per warrant based on the closing price of the Leo Public Warrants on the over-the-counter market on             , 2023. If a substantial number of, but not all, Public Shareholders exercise their redemption rights, and the holders of the 9,375,000 New World View Public Warrants choose to exercise their warrants, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised.

Additionally, as a result of redemptions, the trading market for the New World View Common Stock may be less liquid than the market for the Class A Ordinary Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for the NYSE, Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New World View’s business will be reduced.

The below sensitivity table shows the potential impact of redemptions on the pro forma book value per share of the shares owned by non-redeeming shareholders in a no redemption scenario, a 50% redemption scenario, and a maximum redemption scenario. The sensitivity table below also sets forth the potential additional dilutive impact of each of the below additional dilution sources in each redemption scenario. The sensitivity table does not show the deferred underwriting commissions incurred in connection with the Leo IPO in each redemption scenario because Deutsche Bank and Credit Suisse, the underwriters for the Leo IPO, have each agreed to waive the deferred underwriting commissions.

	Assuming No Redemption(1)		Assuming 50% Redemption(2)		Assuming Maximum Redemption(3)
Shareholders	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
World View Stockholders(4)		%		%		%
Leo Public Shareholders		%		%		%
Leo Initial Shareholders(5)		%		%		%
Equity Financing Investors(6)		%		%		%

Total Shares Outstanding Excluding “Additional Dilution Sources”		%		%		%

Total Pro Forma Equity Value Post-Redemptions(7)
Total Pro Forma Book Value Post-Redemptions(8)	$		$		$

Pro Forma Book Value Per Share	$		$		$

	Assuming No Redemption(1)		Assuming 50% Redemption(2)		Assuming Maximum Redemption(3)
Additional Dilution Sources	Ownership in shares	Equity %(8)	Ownership in shares	Equity %(9)	Ownership in shares	Equity %(9)
New World View Warrants
New World View Public Warrants		%		%		%
New World View Private Placement Warrants(10)		%		%		%
Total Additional Dilution Sources		%		%		%

(1)	This scenario assumes that no Class A Ordinary Shares are redeemed by the Public Shareholders; amounts may not sum due to rounding.
(2)	This scenario assumes that 2,287,982 Class A Ordinary Shares are redeemed by the Public Shareholders; amounts may not sum due to rounding.
(3)	This scenario assumes that Class A Ordinary Shares are redeemed by the Public Shareholders; amounts may not sum due to rounding.
(4)

Represents the sum of (i)              shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)              shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)              shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing). Excludes              shares of New World View Common Stock underlying the New World View Warrants,              shares of New World View Common Stock underlying New World View Options, and              New World View Equity Financing Shares. See the section titled “Equity Ownership Upon Closing” for additional information on equity securities of World View that will convert prior to the Effective Time. This table assumes that there were no redemptions of World View securities that have redemption rights at the Closing.

(5)

Includes 9,375,000 shares held by the Leo Initial Shareholders originally acquired prior to or in connection with the Leo IPO (including 30,000 shares held by Lori Bush, 30,000 shares held by Naveen Agarwal, 30,000 shares held by Mary Minnick, 30,000 shares held by Mark Masinter, 20,000 shares held by Scott Flanders, 20,000 shares held by Imran Khan and 20,000 shares held by Scott McNealy). Excludes an aggregate of $2.3 million principal amount of World View convertible notes held by Lyndon Lea, Robert Darwent and Ed Forst, which notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing.

(6)	Consists of New World View Equity Financing Shares, which do not constitute Per Share Merger Consideration.
(7)	Pro forma equity value shown at $ per share in the no redemption scenario, the 50% redemption scenario and the maximum redemption scenario.
(8)	See “Unaudited Pro Forma Condensed Combined Financial Information” for pro forma book value in the no redemption scenario and the maximum redemption scenario.
(9)

The Equity % with respect to each Additional Dilution Source set forth below, including the Total Additional Dilution Sources, includes the full amount of shares issued with respect to the applicable Additional Dilution Source in the numerator and the full amount of shares issued with respect to the Total Additional Dilution Sources in the denominator. For example, in the 50% Redemption Scenario, the Equity % with respect to the New World View Public Warrants would be calculated as follows: (a)              shares issued pursuant to the New World View Public Warrants; divided by (b) (i)              shares (the number of shares outstanding excluding the Additional Dilution Sources) plus (ii)              shares included in the Additional Dilution Sources.

(10)	Includes 6,666,667 warrants held by the Sponsor that were issued in a private placement at the time of the Leo IPO.
(11)	Reflects balance of the Trust Account following the payment of the Extension Amendment Redemptions.

Q:	Why is Leo proposing the Domestication?

The Leo Board believes that it would be in the best interest of Leo to effect a change of our domicile to Delaware. The Leo Board believes that Delaware provides a recognized body of corporate law that will facilitate corporate governance by the officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Leo is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to corporate legal affairs. For more information, see “Proposal No. 2—The Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purpose of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Domestication Proposal as a matter of Cayman Islands law.

Q:	How will the Domestication affect my ordinary shares, warrants and units?

A:

In connection with the Domestication, prior to the Closing Date, (i) all of the then issued and outstanding Leo Ordinary Shares will be converted into shares of New World View Common Stock on a one-for-one basis, (ii) each issued and outstanding whole warrant exercisable for one Class A Ordinary Share will be converted into a warrant exercisable for one share of New World View Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement, and (iii) each issued and outstanding Leo Public Unit that has not been previously separated into the underlying Class A Ordinary Share and underlying one-quarter of one Leo Public Warrant upon the request of the holder thereof will be canceled and will entitle the holder thereof to one share of New World View Common Stock and one-quarter of one New World View Public Warrant. See “Proposal No. 2—The Domestication Proposal.”

Q:	What interests do the Leo Initial Shareholders, our current officers, directors and advisors, and World View’s current owners have in the Business Combination?

A:

In considering the recommendation of our board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and our directors and officers, our advisers, and World View’s current owners have interests in the Business Combination that are different from, or in addition to, those of our other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to our shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

the fact that the Sponsor and Leo’s directors and officers, for no compensation, have agreed not to redeem any Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and the Sponsor Holders are obligated to vote in favor of the Business Combination;

•

the fact that the Sponsor Holders have irrevocably waived the anti-dilution adjustments set forth in Leo’s organizational documents, or any other anti-dilution or similar adjustment rights to which the Sponsor Holders may otherwise be entitled related to or arising from the Business Combination;

•

the fact that the Sponsor Holders paid an aggregate amount of $25,000 for the Founder Shares, which will convert into 9,375,000 shares of New World View Common Stock in accordance with the terms of Leo’s organizational documents and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that the Sponsor paid $10,000,000 for 6,666,667 Leo Private Placement Warrants, each of which is exercisable commencing on the later of 12 months from the closing of the Leo IPO and 30 days following the Closing for one Class A Ordinary Share at $11.50 per share and which, pursuant to the Registration Rights Agreement, will be registered for resale following the Business Combination; if we do not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), then the proceeds from the sale of the Leo Private Placement Warrants will be part of the liquidating distribution to the Public Shareholders and the warrants held by our Sponsor will be worthless;

•

the fact that the Leo Initial Shareholders, including the Sponsor (and certain of Leo’s officers and directors who are members of the Sponsor), have invested in Leo an aggregate of $10,025,000, comprised of the $25,000 purchase price for 9,375,000 Founder Shares and the $10,000,000 purchase price for 6,666,667 Leo Private Placement Warrants. Subsequent to the initial purchase of the Founder Shares by the Sponsor, the Sponsor transferred 30,000 Founder Shares to each of its independent directors and 90,000 Founder Shares in the aggregate to its strategic advisors. Assuming a trading price of $             per Class A Ordinary Share (based upon the closing price of the Class A Ordinary Shares on the NYSE on            ), the 9,375,000 Founder Shares held by the Leo Initial Shareholders would have an implied

aggregate market value of $            , representing unrealized gain for such holders of $            . Even if the trading price of the shares of New World View Common Stock were as low as $1.07 per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the Leo Private Placement Warrants) would be approximately equal to the initial investment in Leo by the Leo Initial Shareholders. As a result, if the Business Combination is completed, the Leo Initial Shareholders are likely to be able to make a substantial profit on their investment in Leo at a time when shares of New World View Common Stock have lost significant value. On the other hand, if Leo liquidates without completing a business combination before June 12, 2023 (or up to October 12, 2023 if extended), the Leo Initial Shareholders will lose their entire investment in Leo;

•

the fact that the Sponsor and Leo’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, in which case such holders would lose their entire investment. As a result, the Sponsor as well as Leo’s officers and directors may have a conflict of interest in determining whether World View is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination, particularly given the upcoming termination date in Leo’s Existing Governing Documents as described further below. The Leo Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Shareholders that they approve the Business Combination;

•

the fact that the Leo Initial Shareholders including the Sponsor (and Leo’s officers and directors who are members of the Sponsor) can earn a positive rate of return on their investment, even if other Leo shareholders experience a negative rate of return in New World View, including if the share price of New World View after the Closing falls below the price initially paid for the Units in the Leo IPO;

•

the fact that the Leo Initial Shareholders and Leo’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Leo Ordinary Shares (other than Public Shares) held by them if Leo fails to complete an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended);

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into Leo Private Placement Warrants in connection with the consummation of the Business Combination;

•

the fact that the Sponsor and Leo’s officers and directors will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if an initial business combination is not consummated by June 12, 2023 (or up to October 12, 2023 if extended). As of the date of this proxy statement/prospectus there are loans extended, fees due or outstanding out-of-pocket expenses amounting in the aggregate to $             for which the Sponsor and Leo’s officers and directors are awaiting reimbursement;

•

the fact that if the Trust Account is liquidated, including in the event Leo is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Leo to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the fact that Leo may be entitled to distribute or pay over funds held by Leo outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing;

•	the fact that Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, have purchased World View Convertible Notes in the aggregate amount of $3,000,000. The notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing;

•

the fact that (i) Sameer Gandhi, Deepak Kamra, and Charlie Precourt, current directors of World View, and (ii) Lyndon Lea, the chief executive officer of Leo and,             the             of Leo, are each expected to be directors, and Ryan Hartman is expected to be chief executive officer, of New World View after the consummation of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that the New World View Board determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation;” and

•

the fact that the Sponsor Group will have paid an aggregate of approximately $12,314,474 for its investment in New World View, including the investments of Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo in World View Convertible Notes, as summarized in the table below, and, following the consummation of the Business Combination, the aggregate value of the Sponsor Group’s investment will be approximately $            , based upon the respective closing prices of the Class A Ordinary Shares on the NYSE and the Leo Public Warrants on the over-the-counter market on             , 2023.

The Leo Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Leo’s IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by New World View with any other target business or businesses, and (iii) the Sponsor Holders will hold equity interests in New World View with value that, after the Closing, will be based on the future performance of New World View Common Stock. In addition, Leo’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Leo Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the foregoing considerations, the Leo Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects the Leo shareholders will receive as a result of the Business Combination. The Leo Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

For more information about the factors the Leo Board considered in evaluating and recommending the Business Combination to the Leo shareholders, see sections titled “Proposal No. 1—The Business Combination Proposal—The Leo Board’s Reasons for the Approval of the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” and “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine.”

Sponsor Group Beneficial Ownership of Leo Prior to Closing

	Securities held by Sponsor Group	Sponsor Group Cost at Leo’s Initial Public Offering
Class A Ordinary Shares	—	$—
Founder Shares	9,375,000	25,000
Leo Private Placement Warrants	6,666,667	10,000,000

Total		$10,025,000

Sponsor Group Beneficial Ownership of New World View Following the Closing

	Securities held by Sponsor Group at Closing	Value per Security as of , 2023	Sponsor Group Cost between the Leo IPO and Closing	Total Value
New World View Common Stock issued upon conversion of World View Convertible Notes			$3,000,000
New World View Common Stock Issued to Holders of Founder Shares	9,375,000	$(1)	—
New World View Private Placement Warrants	6,666,667	$(2)	—

Total			$3,000,000	$

(1)	Based on the closing price of the Leo Public Shares on , 2023, which was $ per share.
(2)	Based on the closing price of the Leo Public Warrants on , 2023, which was $ per warrant.

In addition, the Sponsor, Leo’s executive officers and directors, and any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Leo’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Leo’s audit committee reviews on a quarterly basis all payments that were made to the Sponsor, Leo’s executive officers or directors, or Leo’s affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, Leo does not have any additional controls in place governing Leo’s reimbursement payments to Leo’s directors and executive officers for their out-of-pocket expenses incurred in connection with Leo’s activities on Leo’s behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by Leo to the Sponsor, Leo’s executive officers and directors, or any of their respective affiliates, prior to completion of its initial business combination. As of the date of this proxy statement/prospectus, no out-of-pocket expenses have been incurred and remain outstanding by Leo’s executive officers and directors.

See “Proposal No. 1—The Business Combination-Interests of Certain Persons in the Business Combination” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a more detailed discussion of how the Leo Initial Shareholders and Leo’s other current officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of the Public Shareholders generally.

Such interests may influence the Leo Board in making its recommendation that you vote in favor of the approval of the Business Combination.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

As of January 13, 2023 (after giving effect to the Extension Amendment Redemptions and the deposit of $720,000 by the Sponsor into the Trust Account), there were investments and cash held in the Trust Account of approximately $47,174,425. These funds will not be released until the earlier of the completion of our initial business combination and the redemption of our Class A Ordinary Shares if we are unable to complete an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), although we may withdraw the interest earned on the funds held in the Trust Account to pay taxes.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

Unless waived by the parties to the Business Combination Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among other things, (i) the absence of any law or governmental order by a governmental authority of competent jurisdiction and having jurisdiction over the parties with respect to the Business Combination enjoining, prohibiting, or making illegal the consummation of the Business Combination, (ii) approval of the Business Combination and related agreements and transactions by the shareholders of Leo, (iii) effectiveness of the registration statement of which this proxy statement/prospectus is a part, (iv) receipt of approval for listing on the NYSE or Nasdaq of the shares of New World View Common Stock to be issued or reserved for issuance in connection with the Business Combination, and (v) that after giving effect to the Business Combination, the Available Closing Acquiror Cash shall not be less than $20,000,000.

Q:	What happens if the Business Combination is not consummated?

A:

Leo will not complete the Business Combination unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. If we are not able to complete the Business Combination or another initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), we will cease all operations except for the purpose of winding up and redeeming our Class A Ordinary Shares and liquidating the Trust Account, in which case our Public Shareholders may only receive approximately $                 per share and the Leo Warrants will expire worthless. In addition, the underwriters of the Leo IPO, Deutsche Bank and Credit Suisse, agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event we do not complete our initial business combination within the required time period.

Q:	When do you expect the Business Combination to be completed?

A:

It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Shareholder Meeting, which is set for                 , 2023; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the Shareholder Meeting and we elect to adjourn the Shareholder Meeting to a later date or dates to (a) permit further solicitation and votes of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient Leo Ordinary Shares represented (either in person or by proxy) to approve any of the Proposals or (b) if the Leo Board believes an adjournment is otherwise necessary, and (ii) the Closing will not occur until all conditions set forth in the Business Combination Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.”

Q:

What potential impacts on the Business Combination and related transactions resulted from Deutsche Bank and Credit Suisse waiving their rights to the deferred underwriting commission held in the Trust Account?

A:

Deutsche Bank and Credit Suisse, the underwriters of the Leo IPO, each provided Leo with a formal letter on January 9, 2023 and January 23, 2023, respectively, that each bank agreed to waive its right to receive the deferred underwriting commissions held in the Trust Account (the “Waivers”). Neither bank received payment from Leo in connection with their respective deferred underwriting commissions as a result of these waivers of fees, so the transaction fees payable by Leo at the consummation of the Business Combination will be reduced by $13,125,000. The services provided by Deutsche Bank and Credit Suisse prior to such waivers were substantially complete at the time of such waivers.

Leo has certain ongoing obligations to Deutsche Bank and Credit Suisse pursuant to the Underwriting Agreement, dated January 7, 2021, among Leo, Credit Suisse and Deutsche Bank (the “Underwriting Agreement”) that has survived the Waivers. These provisions include customary obligations, such as indemnification and contribution. For example, Leo is obligated to indemnify and hold harmless each of Deutsche Bank and Credit Suisse, its affiliates, directors, officers and employees and each person, if any, who controls Deutsche Bank and Credit Suisse within the meaning of either the Securities Act or the Exchange Act, from and against any loss, claim, damage or liability, joint or several, in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact contained in Leo’s registration statement on Form S-1 that was declared effective on January 7, 2021, including any of Leo’s preliminary prospectus, statutory prospectus or prospectus or any marketing materials from the Leo IPO. Additionally, for a period ending at least five years from the date of the consummation of the Business Combination, Leo is obligated to furnish to Deutsche Bank and Credit Suisse, to the extent such information or documents are not otherwise publicly available, upon written request from Deutsche Bank or Credit Suisse, (i) copies of financial statements and other periodic and special reports as Leo from time to time furnishes generally to holders of any class of securities, and (ii) any such additional documents and information with respect to Leo and the affairs of any future subsidiaries of Leo as Deutsche Bank or Credit Suisse may from time to time reasonably request, all subject to the execution of a satisfactory confidentiality agreement. We do not expect any of these ongoing obligations from the Underwriting Agreement to give rise to any material obligations of Leo or New World View.

Each of Deutsche Bank and Credit Suisse did not provide a reason for waiving its deferred underwriting commission and did not respond to Leo’s inquiries on this topic. Each of Deutsche Bank and Credit Suisse has not performed any additional services for Leo after the IPO for any contingent fees and neither bank is expected to perform any additional services following the consummation of the Business Combination nor will either receive any payment from Leo in connection with the Business Combination.

Representatives of Leo provided each of Deutsche Bank and Credit Suisse the disclosures in this proxy statement/prospectus pertaining to their respective waivers. Representatives of each bank declined to comment on the disclosure. Accordingly, no inference should be drawn that Deutsche Bank and Credit Suisse agree with the disclosure regarding their respective waivers. The Leo Board does not expect that the waiver of the deferred underwriting commission will have any significant impact on the Business Combination other than reducing the amount of expenses associated with the Business Combination.

Each of Deutsche Bank and Credit Suisse has performed all its obligations under the Underwriting Agreement to obtain its fee and therefore gratuitously waived its right to be compensated. The waiver of fees for services that have already been rendered is unusual. Leo shareholders should be aware that the waiver of the fee indicates that Deutsche Bank and Credit Suisse do not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and Leo shareholders should not place any reliance on the participation of Deutsche Bank and Credit Suisse in the transactions contemplated by this proxy statement/prospectus prior to their respective waiver of fees. As a result of these waivers of fees, Public Shareholders may be more likely to elect to redeem their shares, decreasing the public float of the post-business combination company.

Q:	What proposals are shareholders being asked to vote upon?

A:	At the Shareholder Meeting, Leo shareholders will be asked to consider and vote upon the following proposals:

1.	the Business Combination Proposal;

2.	the Domestication Proposal;

3.	the Charter Proposal;

4.	the Advisory Governing Documents Proposals;

5.	the Listing Proposal;

6.	the Equity Incentive Plan Proposal;

7.	the Employee Stock Purchase Plan Proposal; and

8.	the Adjournment Proposal.

Leo will hold the Shareholder Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Shareholder Meeting. Shareholders should read it carefully.

If our shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate, and the Business Combination will not be consummated.

For more information, please see “Proposal No. 1—The Business Combination Proposal,” “Proposal No. 2—The Domestication Proposal,” “Proposal No. 3—The Charter Proposal,” “Proposal No. 4(A)(G)—The Advisory Governing Documents Proposals,” “Proposal No. 5—The Listing Proposal,” “Proposal No. 6—The Equity Incentive Plan Proposal,” “Proposal No. 7—The Employee Stock Purchase Plan Proposal” and “Proposal No. 8—The Adjournment Proposal.”

After careful consideration, the Leo Board has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and determined that the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Plan Incentive Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are in the best interests of Leo and its shareholders and unanimously recommends that you vote “FOR” or give instruction to vote “FOR” each of these proposals.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Leo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine,” “Risk Factors,” “Certain Relationships and Related Person Transactions,” “Executive and Director Compensation—Director Compensation” and “Beneficial Ownership of Securities” for a further discussion of these considerations.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	Are the proposals conditioned on one another?

A:

The Closing is conditioned upon the approval of the Condition Precedent Proposals. Each of the Condition Precedent Proposals is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

It is important for you to note that in the event that any of the Condition Precedent Proposals do not receive the requisite vote for approval, then Leo will not consummate the Business Combination.

If Leo does not consummate the Business Combination and fails to complete an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), Leo will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such Trust Account to its Public Shareholders.

Q:	Do I have redemption rights?

A:

If you are a holder of Class A Ordinary Shares, you have the right to request that Leo redeem all or a portion of your Class A Ordinary Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of such Public Shareholder’s Class A Ordinary Shares regardless of whether they vote for or against the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the Class A Ordinary Shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the next question, “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a holder of Class A Ordinary Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

The Leo Initial Shareholders entered into the Sponsor Agreement, pursuant to which they have agreed, for no consideration, to waive their redemption rights with respect to their Founder Shares and Class A Ordinary Shares in connection with the completion of a business combination.

The consummation of the Business Combination is conditioned upon, among other things, approval by Leo’s shareholders of the Condition Precedent Proposals. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Q:	How do I exercise my redemption rights?

A:	If you are a holder of Class A Ordinary Shares and wish to exercise your right to redeem your Class A Ordinary Shares, you must:

(i)

(a) hold Class A Ordinary Shares or (b) hold Class A Ordinary Shares through Leo Public Units and elect to separate your units into the underlying Class A Ordinary Shares and Leo Public Warrants prior to exercising your redemption rights with respect to the Class A Ordinary Shares; and

(ii)

prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days prior to the initially scheduled date of the Shareholder Meeting) (a) submit a written request to the Transfer Agent that Leo redeem your Class A Ordinary Shares for cash and (b) tender or deliver your Class A Ordinary Shares (and share certificates (if any) and other redemption forms) to the Transfer Agent, physically or electronically through DTC.

The address of the Transfer Agent is listed under the question “Who can help answer my questions?” below.

Holders of Leo Public Units must elect to separate the underlying Class A Ordinary Shares and Leo Public Warrants prior to exercising redemption rights with respect to the Class A Ordinary Shares. If holders hold their Leo Public Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Leo Public Units into the underlying Class A Ordinary Shares and Leo Public Warrants, or if a holder holds Leo Public Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Any holder of Class A Ordinary Shares will be entitled to request that their Class A Ordinary Shares be redeemed for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the

number of then-outstanding Class A Ordinary Shares. As of                 , 2023, the Record Date for the Shareholder Meeting, this would have amounted to approximately $             per Class A Ordinary Share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders, regardless of whether such Public Shareholders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. We anticipate that the funds to be distributed to Public Shareholders electing to redeem their Class A Ordinary Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of Class A Ordinary Shares, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to Leo unless the Board of Directors of Leo determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). If you tender or deliver your shares (and share certificates (if any) and other redemption form) for redemption to the Transfer Agent and later decide prior to Closing not to elect redemption, you may request that Leo instruct the Transfer Agent to return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed at the end of this section. We will be required to honor such request only if made prior to the deadline for exercising redemption requests.

Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the deadline for exercising redemption requests and, thereafter, with our consent, prior to Closing. No request for redemption will be honored unless the holder’s shares (and share certificates (if any) and other redemption forms) have been tendered or delivered (either physically or electronically) to the Transfer Agent by 5:00 p.m., Eastern Time, on                 , 2023 (two business days prior to the initially scheduled date of the Shareholder Meeting).

If a holder of Class A Ordinary Shares properly makes a request for redemption and the Class A Ordinary Shares (and share certificates (if any) and other redemption forms) are tendered or delivered as described above, then, if the Business Combination is consummated, New World View will redeem Class A Ordinary Shares for a pro rata portion of funds deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. If you are a holder of Class A Ordinary Shares and you exercise your redemption rights, it will not result in the loss of any Leo Public Warrants that you may hold.

Q:	Will how I vote on the Business Combination proposal affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights irrespective of whether you vote your Class A Ordinary Shares for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their Class A Ordinary Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of the NYSE or Nasdaq.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of outstanding Leo Public Units must elect to separate the units into the underlying Class A Ordinary Shares and Leo Public Warrants prior to exercising redemption rights with respect to the Class A Ordinary Shares. If you hold your Leo Public Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying Class A Ordinary Shares and Leo Public Warrants, or if you hold Leo Public Units registered in your own name, you must contact the

Transfer Agent directly and instruct them to do so. If you fail to cause your Class A Ordinary Shares to be separated and delivered to the Transfer Agent by 5:00 p.m., Eastern Time, on , 2023 (two business days prior to the initially scheduled date of the Shareholder Meeting), you will not be able to exercise your redemption rights with respect to your Class A Ordinary Shares.

Q:	What are the material U.S. federal income tax consequences of the Domestication and redemption to Public Shareholders and holders of Leo Public Warrants?

A:

As discussed more fully under the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders” below, the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986 (the “Code”). In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in such section) of Public Shares will be subject to Section 367(b) of the Code and, as a result:

•

a U.S. Holder of Public Shares whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Public Shares entitled to vote and less than 10% of the total value of all classes of Public Shares, will generally not recognize any gain or loss and will generally not be required to include any part of Leo’s earnings in income pursuant to the Domestication;

•

a U.S. Holder of Public Shares whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Public Shares entitled to vote and less than 10% of the total value of all classes of Public Shares will generally recognize gain (but not loss) on the exchange of Public Shares for shares of New World View Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Public Shares, provided certain other requirements are satisfied. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder of Public Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Public Shares entitled to vote or 10% or more of the total value of all classes of Public Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Public Shares. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Public Shares or Leo Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares or Leo Public Warrants for the common stock or warrants of New World View pursuant to the Domestication under the passive foreign investment company (“PFIC”) rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Leo Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of New World View received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding Public Shares or Leo Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Leo is a blank check company with no current active business, we believe that Leo may be classified as a PFIC for U.S.

federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of Public Shares or Leo Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of New World View pursuant to the Domestication, unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Public Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Leo Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Leo. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders—U.S. Holders—PFIC Considerations.”

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s shares of New World View Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Leo Public Warrants, see “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders.”

Q:	What are the material U.S. federal income tax consequences of exercising my redemption rights?

A:

The tax consequences of an exercise of redemption rights depend on your particular facts and circumstances. Because the Domestication will occur after the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication. Please see the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders—U.S. Holders—Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:	Do I have appraisal rights or dissenters’ rights in connection with the proposed Business Combination?

A:

No. Leo Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Leo Shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Q:	What do I need to do now?

A:

Leo urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder and/or warrant holder of Leo. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:	If you were a holder of record of Leo Ordinary Shares on , 2023, the Record Date for the Shareholder Meeting, you may vote with respect to the proposals in person or virtually at the Shareholder

Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Shareholder Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Shareholder Meeting so that your shares will be voted if you are unable to attend the Shareholder Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on                 , 2023.

Voting in Person at the Meeting. If you attend the Shareholder Meeting and plan to vote in person, you will be provided with a ballot at the Shareholder Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Shareholder Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Shareholder Meeting and vote in person, you will need to bring to the Shareholder Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. For additional information, please see the section titled “Shareholder Meeting.”

Voting Electronically. You may attend, vote and examine the list of shareholders entitled to vote at the Shareholder Meeting by visiting https://www.cstproxy.com/             and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Leo or by voting online at the Shareholder Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Shareholder Meeting are “non-routine” matters and therefore, Leo does not expect there to be any broker non-votes at the Shareholder Meeting.

If you are an Leo shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Adjournment Proposal. Accordingly, your bank, broker, or other nominee can vote your shares at the Shareholder Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law.

Q:	When and where will the Shareholder Meeting be held?

A:

The Shareholder Meeting will be held on                 , 2023, at          a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

Shareholders may attend the Shareholder Meeting in person. If you wish to attend the Shareholder Meeting in person, you must reserve your attendance at least two business days in advance of the Shareholder Meeting by contacting Leo’s secretary at brown@leo.holdings by 9:00 a.m., Eastern Time, on         , 2023 (two business days prior to the meeting date).

Q:	How do I attend the virtual Shareholder Meeting?

A:

If you are a registered shareholder, you will receive a proxy card from the Transfer Agent. The form contains instructions on how to attend the virtual Shareholder Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual Shareholder Meeting starting on         , 2023, at          a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/        , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Shareholder Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Shareholder Meeting.

Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Shareholder Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. In either case you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to the Internet, you can listen only to the meeting by dialing          (or          if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number         #. Please note that you will not be able to vote or ask questions at the Shareholder Meeting if you choose to participate telephonically.

Q:	Who is entitled to vote at the Shareholder Meeting?

A:

Leo has fixed                 , 2023 as the Record Date for the Shareholder Meeting. If you were a shareholder of Leo at the close of business on the Record Date, you are entitled to vote on matters that come before the Shareholder Meeting. However, a shareholder may only vote his or her shares if he or she is present in person (which would include presence at the virtual Shareholder Meeting) or is represented by proxy at the Shareholder Meeting.

Q:	How many votes do I have?

A:

Our shareholders are entitled to one vote at the Shareholder Meeting for each Leo Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date, there were outstanding 13,950,964 Leo Ordinary Shares, of which 4,575,964 were Class A Ordinary Shares.

Q:	What constitutes a quorum?

A:

A quorum of our shareholders is necessary to hold a valid meeting. The presence (which would include presence at the virtual Shareholder Meeting), in person or by proxy, of shareholders holding a majority of the Leo Ordinary Shares entitled to vote at the Shareholder Meeting constitutes a quorum at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law. The Leo Initial Shareholders, who own approximately 67.2% of the issued and outstanding Leo Ordinary Shares as of the Record Date, own a sufficient number of shares to constitute a quorum. As a result, as of the Record Date, in addition to the shares of the Leo Initial Shareholders, no additional Leo Ordinary Shares, held by Public Shareholders would be required to be present at the Shareholder Meeting to achieve a quorum. Because all of the proposals to be voted on at the Shareholder Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so Leo does not expect there to be any broker non-votes at the Shareholder Meeting.

Q:	What vote is required to approve each proposal at the Shareholder Meeting?

A:	The following votes are required for each proposal at the Shareholder Meeting:

•

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

•

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

•

Charter Proposal: The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

•

Advisory Governing Documents Proposals: The approval of each of the Advisory Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Each of the Advisory Governing Documents Proposals will be voted upon on a non-binding advisory basis only.

•

Listing Proposal: The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

•

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

•

The Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

•

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

Based on the ownership of the Sponsor Holders of the outstanding Class B Ordinary Shares, which vote together with the Class A Ordinary Shares as a single class, constituting the Leo Ordinary Shares, on each of the above proposals, the Sponsor Holders can approve each of the above proposals without the affirmative vote of any of the Public Shareholders.

Q:	What are the recommendations of the Leo Board?

A:

The Leo Board believes that the Business Combination Proposal and the other proposals to be presented at the Shareholder Meeting are in the best interests of Leo’s shareholders and unanimously recommends that our shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the Advisory Governing Documents Proposals, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Shareholder Meeting.

The existence of financial and personal interests of Leo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Leo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. These conflicts of interest include, among other things, that if we do not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), we may be forced to liquidate, and the 9,375,000 Founder Shares owned by the Sponsor Holders and 6,666,667 Private Placement Warrants owned by our Sponsor, of which our directors and officers are members, would be worthless. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine,” “Risk Factors,” “Certain Relationships and Related Person Transactions,” “Executive and Director Compensation—Director Compensation” and “Beneficial Ownership of Securities” for more information.

Q:	How do the Leo Initial Shareholders intend to vote their shares?

A:

Pursuant to the terms of the Sponsor Agreement, the Leo Initial Shareholders have agreed to vote their Founder Shares and any Class A Ordinary Shares purchased by them, in favor of the Business Combination Proposal and all of the other proposals. As of the date of this proxy statement/prospectus, the Leo Initial Shareholders own an aggregate of 9,375,000 Leo Ordinary Shares, which in the aggregate represents approximately 67.2% of our total outstanding shares on the date of this proxy statement/prospectus.

Q:	May our Sponsor and the other Leo Initial Shareholders purchase Class A Ordinary Shares or Leo Public Warrants prior to the Shareholder Meeting?

A:

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or our securities, Leo’s Initial Shareholders, World View and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Leo Ordinary Shares. In such transactions, the purchase price for the Class A Ordinary Shares will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Class A Ordinary Shares they acquire in such transactions. However, any Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

While the purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing, there can be no assurance that such purchases or other transactions, even if consummated, would be successful. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either prior to or immediately after the Shareholder Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Leo will file a Current Report on Form 8-K prior to the Shareholder Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Class A Ordinary Shares for which Leo has received redemption requests.

Q:	What happens if I sell my Class A Ordinary Shares before the Shareholder Meeting?

A:

The Record Date for the Shareholder Meeting is earlier than the date of the Shareholder Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Class A Ordinary Shares after the Record Date, but before the Shareholder Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Shareholder Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	How has the announcement of the Business Combination affected the trading price of Leo’s Class A Ordinary Shares, Leo Public Units and Leo Public Warrants?

A:

On January 12, 2023, the last trading date before the public announcement of the Business Combination, the Class A Ordinary Shares, Leo Public Warrants and Leo Public Units closed at $10.27, $0.21 and $10.21, respectively. On                 , 2023 the trading date immediately prior to the date of this proxy statement/prospectus, the Class A Ordinary Shares, Leo Public Warrants and Leo Public Units closed at $        , $         and $        , respectively.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to Leo at Albany Financial Center, South Ocean Blvd., Suite 507, P.O. Box SP-63158, New Providence, Nassau, the Bahamas, so that it is received by Leo prior to the vote at the Shareholder Meeting (which is scheduled to take place on                 , 2023) or attend the Shareholder Meeting in person (which would include presence at the virtual Shareholder Meeting) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Leo’s Secretary at brown@leo.holdings, which must be received by Leo’s Secretary prior to the vote at the Shareholder Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the Shareholder Meeting?

A:

If you fail to take any action with respect to the Shareholder Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of New World View. If you fail to take any action with respect to the Shareholder Meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Leo. However, if you fail to take any action with respect to the Shareholder Meeting, you will nonetheless be able to elect to redeem your Class A Ordinary Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.

Q:	What should I do with my stock certificates, warrant certificates and/or unit certificates?

A:

Shareholders who exercise their redemption rights must tender or deliver their shares (and share certificates (if any) and other redemption forms) (and share certificates (if any) and other redemption forms) to the Transfer Agent (either physically or electronically) prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days prior to the initially scheduled date of the Shareholder Meeting).

Leo warrant holders should not submit the certificates relating to their Leo Warrants. Public Shareholders who do not elect to have their Class A Ordinary Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Class A Ordinary Shares.

Upon effectiveness of the Business Combination, holders of Leo Ordinary Shares and Leo Public Warrants will receive New World View Common Stock and New World View Public Warrants without needing to take any action and accordingly such holders do not need to submit the certificates relating to their Leo Ordinary Shares and warrants. In addition, before the Closing, each outstanding Leo Public Unit will be separated into its component Class A Ordinary Share and one-quarter of one Leo Public Warrant.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Leo Ordinary Shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email:                 .info@investor.morrowsodali.com

You also may obtain additional information about Leo from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of Class A Ordinary Shares and you intend to seek redemption of your shares, you will need to tender or deliver your Class A Ordinary Shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days prior to the initially scheduled date of the Shareholder Meeting). If you have questions regarding the certification of your position or tendering/delivery of your shares, please contact:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

SUMMARY HISTORICAL FINANCIAL INFORMATION OF LEO

The following tables contain summary historical financial data for Leo. Such data as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and December 31, 2021 has been derived from the audited financial statements of Leo included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with Leo’s audited financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Leo.” Leo’s historical results are not necessarily indicative of future results.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Statement of Operations Data (in thousands, except share and per share data)
General and administrative expenses	$1,033	$1,127
General and administrative expenses - related party	120	116
Loss from operations	(1,153)	(1,243)

Other income (expense)
Change in fair value of warrant liabilities	8,983	3,275
Offering costs associated with issuance of warrants	—	(426)
Net gain from investments held in Trust Account	5,327	33
Net income	$13,158	$1,639

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	37,500,000	36,369,863

Basic and diluted net income per Class A ordinary share	$0.28	$0.04

Weighted average shares outstanding of Class B ordinary shares, basic	9,375,000	9,356,164

Weighted average shares outstanding of Class B ordinary shares, diluted	9,375,000	9,375,000

Basic and diluted net income per Class B ordinary share	$0.28	$0.04

	December 31, 2022	December 31, 2021
Balance Sheet Data (At Period End) (in thousands)
Total assets	$380,377	$375,648
Total liabilities	$14,066	$22,496
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued or outstanding as of December 31, 2022 and 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 9,375,000 shares issued and outstanding as of December 31, 2022 and 2021	1	1
Total shareholders’ deficit	$(13,950)	$(21,847)

SUMMARY HISTORICAL FINANCIAL INFORMATION OF WORLD VIEW

The following tables contain summary historical financial data for World View. Such data as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and December 31, 2021 has been derived from the audited financial statements of World View included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with World View’s audited financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of World View.” World View’s historical results are not necessarily indicative of future results.

Statement of Operations Data	Year Ended December 31, 2022	Year Ended December 31, 2021
	(in thousands, except share and per share data)
Flights services revenue	$3,010	$132
Flight services cost of revenue	3,308	180

Gross Loss	(298)	(48)

Operating expenses:
Research and development	19,880	7,499
Selling and marketing	2,939	3,396
General and administrative	13,031	9,203
Other operating expenses	725	—

Total operating expenses	36,575	20,098

Operating loss	(36,873)	(20,146)

Other income(expense):
Interest expense	(5,149)	(3,515)
Interest income	118	8
Grant income	595	100
Gain on derivative liability	5,696	6,099
Gain on forgiveness of debt	—	3,776
Loss on extinguishment of debt	—	(371)
Gain on conversion of notes payable	—	2,682
Loss on warrant liability	(15)	(9,457)

Total other income (expense)	1,245	(678)

Net loss	$(35,628)	$(20,824)

Net loss per common share, basic and diluted	$(0.95)	$(0.72)

Weighted average common shares outstanding, basic and diluted	37,642,235	28,947,546

Balance Sheet Data	As of December 31,
	2022	2021
	(in thousands)
Total assets	$21,068	$26,316
Total liabilities	$59,542	$30,904
Total redeemable preferred stock	$78,969	$78,969
Total accumulated deficit	$(139,917)	$(104,289)
Total shareholders’ deficit	$(117,443)	$(83,557)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information (the “Selected Pro Forma Information”) gives effect to the Business Combination and other events described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical audited balance sheet of Leo as of December 31, 2022 with the historical audited balance sheet of World View as of December 31, 2022 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on December 31, 2022.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of Leo for the year ended December 31, 2022 with the historical audited statement of operations of World View for the year ended December 31, 2022 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on January 1, 2022, the beginning of the earliest period presented.

The Selected Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•	the historical audited financial statements of Leo as of December 31, 2022 included in Leo’s Annual Report on Form 10-K filed with the SEC on March 20, 2023;

•	the historical audited financial statements of World View as of the year ended December 31, 2022 included elsewhere in this proxy statement/prospectus; and

•

other information relating to Leo and World View included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under the section titled “Proposal No. 1—The Business Combination Proposal.”

The Selected Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what New World View’s financial position or results of operations actually would have been had the Business Combination been completed at the dates indicated.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of Class A Ordinary Shares:

•

No Additional Redemptions: No additional Public Shareholders exercise their redemption rights with respect to their redeemable Class A Ordinary Shares upon consummation of the Business Combination and thus the full amount held in the Trust Account as of immediately prior to the Closing is available for New World View.

•

Assuming Minimum Cash: Public Shareholders exercise their rights to redeem their Class A Ordinary Shares for their pro rata share of the Trust Account, such that the Available Closing Acquiror Cash as outlined within the Business Combination Agreement is met. This scenario assumes 224,786 issued and outstanding Class A Ordinary Shares are redeemed by the Public Shareholders. It is a condition to the parties’ obligations to close under the Business Combination Agreement that the aggregate net cash proceeds from Leo’s Trust Account together with the aggregate amount of proceeds from the Equity Financing and World View Convertible Notes issued on or after December 1, 2022, after deducting transaction expenses incurred by Leo and World View and any amounts paid to Public Shareholders that exercise their redemption rights in connection with the Business Combination not be less than $20.0 million. If the Available Closing Acquiror Cash Condition is not met, the parties may elect to terminate the Business Combination Agreement.

Assuming no additional redemptions and the Available Closing Acquiror Cash Condition is met, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP, with World View as the accounting acquirer and Leo as the accounting acquiree. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of World View issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded. It is assumed that existing merger funds would not meet the Available Closing Acquiror Cash Condition in a maximum redemption scenario. If the Available Closing Acquiror Cash Condition is not met, the Business Combination will not occur.

World View has been determined to be the accounting acquirer based on evaluation of the following factors:

•	World View stockholders will have the majority of the voting power of New World View;

•	World View will designate a majority of the members of the New World View Board;

•	World View senior management will comprise all of the senior management of New World View;

•	World View is the larger entity based on historical revenues and net loss; and

•	The Surviving Company will be renamed World View, Inc. and the headquarters will remain in Tucson, Arizona.

World View management and Leo continue to attempt to raise Equity Financing prior to Closing to provide additional financial support to New World View. Additional financings from the proposed Equity Financing of up to $75.0 million are not reflected within the unaudited pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X as these financings are not committed to or subscribed at this time. Any future amounts raised, committed to, or subscribed to by investors will have an impact on the preliminary pro forma condensed combined financial information presented and actual financing proceeds may be more or less than the $75.0 million targeted amount.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

	As of December 31, 2022
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Minimum Cash)(1)
	(in thousands)
Cash	$22,282	$20,000
Total assets	$41,170	$38,888
Total liabilities	$33,611	$33,611
Total stockholders’ equity	$7,559	$5,277

	For the year ended December 31, 2022
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Minimum Cash)(1)
	(in thousands, except share and per share amounts)
Revenue	$(298)	$(298)
Net loss	$(31,773)	$(31,773)
Net loss per share attributable to common stockholders - basic and diluted	$(0.91)	$(0.91)
Weighted-average shares outstanding - basic and diluted	34,982,070	34,757,284

(1)	Assuming the Available Closing Acquirer Cash Condition is met.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA

PER SHARE FINANCIAL INFORMATION

The comparative per share information sets forth summary historical per share information for Leo and World View and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming no additional redemptions and minimum cash redemptions, for the year ended December 31, 2022. The pro forma net income (loss) per common share data for the year ended December 31, 2022 is presented as if the Closing occurred on January 1, 2022. The pro forma book value per share information is presented as if the Closing occurred on December 31, 2022. The information provided in the table below is unaudited.

The historical per share data of Leo was derived from the audited financial statements as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. The historical financial information of World View was derived from the audited financial statements as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. This information should be read together with the audited financial statements and related notes in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” of this proxy statement/prospectus and other financial information included elsewhere in this proxy statement/prospectus.

The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the results of operations or the financial condition that would have occurred if the Closing took place as of the dates described above.

	As of and for the year ended December 31, 2022
			Pro Forma Combined
	Leo (Historical)	World View (Historical)	(Assuming No Redemptions)	(Assuming Minimum Cash)(2)
	(in thousands, except share and per share amounts)
Book value per share(1)	$(1.49)	$(22.41)	$0.22	$0.15
Net loss per share - basic and diluted		$(0.95)	$(0.91)	$(0.91)
Weighted average shares outstanding - basic and diluted		37,642,235	34,982,070	34,757,284
Net income per Class A common share, basic and diluted	$0.28
Weighted average shares of Class A common stock outstanding - basic and diluted	37,500,000
Net income per Class A common share, basic and diluted	$0.28
Weighted average shares of Class B common stock outstanding - basic and diluted	9,375,000

(1)

Book value per share is calculated as (a) total shareholders’ equity (deficit) classified in permanent equity divided by (b) the total number of shares of common stock outstanding classified in permanent equity. Leo’s historical book value per share calculation is based on all shares issued and outstanding related to Leo’s Class A and Class B Ordinary Shares classified in permanent equity and excludes Leo’s Class A Ordinary Shares subject to possible redemption not classified in permanent equity. World View’s historical book value per share calculation is based on all shares issued and outstanding related to World View Common Stock classified in permanent equity and excludes all World View Preferred Stock, which are all subject to possible redemption and not classified in permanent equity. New World View’s pro forma combined book value per share is based on all shares of New World View Common Stock to be issued and outstanding on a pro forma combined basis immediately after the Business Combination under the no redemptions and minimum cash scenarios, respectively.

(2)	Assuming the Available Closing Acquirer Cash Condition is met.

TICKER SYMBOLS AND DIVIDEND INFORMATION

Leo

Units, Common Stock and Warrants

The Class A Ordinary Shares are currently listed on the NYSE under the symbol “LHC” and the Leo Public Warrants are currently listed on the over-the-counter market under the symbol “LHCIW.” Certain of the Class A Ordinary Shares and Leo Public Warrants currently trade as Leo Public Units consisting of one underlying Class A Ordinary Share and one-quarter of one redeemable warrant and are listed on the NYSE under the symbol “LHC.U.” The units will automatically separate into their component securities upon the Closing and, as a result, will no longer trade as an independent security. Prior to Closing, we intend to change our name from “Leo Holdings Corp. II” to “World View, Inc.” We intend to apply for listing, to be effective at the time of the Business Combination, of the New World View Common Stock and the New World View Warrants on the NYSE or Nasdaq under the proposed symbols “WVUE” and “WVUE WS.”

Holders

As of                , 2023, the Record Date for the Shareholder Meeting, there was one holder of record of Leo Public Units, one holder of record of Class A Ordinary Shares, eight holders of record of Class B Ordinary Shares, one holder of record of Leo Public Warrants and one holder of record of Leo Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Leo Public Units, Class A Ordinary Shares and Leo Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Leo has not paid any cash dividends on the Leo Ordinary Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New World View’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New World View Board at such time, subject to any contractual or other limitations.

World View

There is no public market for World View’s equity securities. As of             , 2023, there were             holders of record of World View shares of common stock outstanding.

RISK FACTORS

You should carefully consider all of the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Company’s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Leo and World View.

Throughout this section, references to the “Company” refer to the Company and its consolidated subsidiaries subsequent to the Business Combination as the context so requires.

For the purposes of this section, “we,” “us” and “our” refers, as applicable, to World View prior to the Business Combination and to the Company subsequent to the Business Combination.

Risks Related to Our Business and Industry

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.

We have incurred significant losses since inception. We incurred operating losses of $35.6 million and $20.8 million for the fiscal years ended December 31, 2022 and 2021, respectively. We are not certain whether or when we will obtain enough revenue to sustain or increase our growth or achieve or maintain profitability in the future. We cannot assure you that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline after the Closing of the Business Combination.

We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to expend funds to further develop our services, develop and launch additional Stratollites, expand our data analytics capabilities, increase our sales force to enter into new verticals such as space tourism, support our supply chain and expand use cases and integrations. We will also face increased compliance costs associated with growth, the expansion of our customer base and being a public company. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business may significantly decrease.

We expect our operating expenses to increase over the next several years as we scale our operations, continue to attempt to streamline our manufacturing process, hire more employees, operate as a public company and continue research and development efforts relating to new technologies. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from expanding our operations, there could be a material adverse effect on our business, financial condition and results of operations.

The market for space imaging and analytics is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for space imaging and analytics is not yet well established and is still emerging. Our estimates for the total addressable market are based on a number of internal and third-party estimates, including our backlog, the number of potential customers who have expressed interest in our services, assumed prices and production costs for our Stratollites, assumed number of flights in our annual manifests, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect. In addition, in the market of space imaging and analytics, our Stratollites supplement existing technologies, including but not limited to satellites and drone services, to enhance the space imaging and analytics continuum. We may not achieve the growth potential we expect if we are unable to compete effectively with satellites and drone services. Further, our growth potential may be more limited than we expect, as demand for our services to supplement satellites and drone services is not guaranteed and the market share of satellites, drone services and other competitive technologies may increase over time. Our technologies and services are also currently limited to operations in the stratosphere, and as a result, we may not be positioned to address all potential customer demands for space imaging and analytics.

We have a limited history of operating at our current scale and under our current growth strategy, which makes it difficult to predict our future operating results, and we may not achieve our expected growth plans and operating results in the future.

We have a limited history of operating at our current scale and under our current growth strategy, which makes it difficult to forecast our future operating results. In addition, we have limited experience in, and data and results from, operating our business at increasing scale, scope, and complexity and in a rapidly evolving industry environment. As a result, our ability to plan for future operations and strategic initiatives, predict future results of operations and plan for and model future growth in revenue, expenses and prospects is subject to significant risk and uncertainty as compared to companies with longer and more consistent operating histories that operate in more stable macroeconomic environments and industries. In particular, we face risks and challenges relating to our ability to, among other things:

•	accurately forecast our revenue and budget for and manage our expenses;

•	accurately forecast customer demand, manifests and supply needs;

•	attract new customers and retain existing customers in a cost-effective manner;

•	expand into new consumer industry segments and geographic markets;

•	comply with existing and new laws and regulations applicable to our business;

•	plan for and manage capital expenditures;

•	anticipate and respond to macroeconomic uncertainty and changes;

•	navigate geopolitical risks inherent in our industry;

•	maintain and enhance the value of our reputation and brand;

•	effectively manage our growth as the market for space imaging and analytics continues to evolve;

•	hire, integrate and retain talented people at all levels of our organization; and

•	successfully maintain and enhance our offerings for customers.

Further, in future periods, our revenue growth could slow, or our revenue could decline for a number of reasons, including slowing demand for our technologies and services, increased competition, changes in technology, a decrease in the growth of our overall market or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. For example, our production volumes are generally based on our annual manifests, which represent an annual forecast of flights for a given year, rather than firm purchase commitments from our customers, as we currently only have one customer with firm purchase commitments (which are subject to certain exceptions and conditions). If our forecasts regarding the number of flights or the mission parameters for those flights are incorrect, which we have experienced in the past and may continue to experience in the future, we will be unable to sell our services and technologies at the volumes and prices we expect and may experience negative impacts to our margins and profitability. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer history operating our business at its current and expected future scale, scope and complexity, operated in a more predictable market or had less uncertainty regarding levels of demand for our technologies and services. Our future growth depends on the perceived value of our technologies and services, as well as our ability to balance the effects of various strategic initiatives, including our focus on further scaling our operations to improve our margins and profitability. For example, in the future we intend to introduce a subscription service for flights. In order to fulfill customer orders in a subscription service, we must accurately forecast demand, weather systems, supply chain availability and other expenses and technological requirements that would impact our ability to maximize utilization per flight on a cost-effective basis. We have no experience operating this expanded business model and may not be able to accurately predict and plan for the impacts to our growth rates, revenue mix, margins and profitability, as well as outside factors such as changes in customer demand, competition, supply chain challenges and macroeconomic factors.

We currently have a concentrated customer base, with relatively small flight volume. As we expand the number of customers that we serve, our flight volume and the complexity of our customers’ mission parameters will increase, which will increase our supply chain needs and operating expenses. We have no experience in managing increased flight volumes, more complex mission parameters or associated changes to our supply chain needs and operating expenses. We are still improving our operations and technologies, and of our total flights since inception, approximately 13% have been either delayed aborted due to weather-related events, technological or operational failures, which may occur again or at a higher rate as the volume and complexity of our flights increase.

In addition, we currently sell most of our flights through purchase orders, which we supplement through memorandums of understanding (“MOUs”) with certain customers. As the number of customers we serve increases, we aim to sign a greater number of strategic contracts that contemplate increasingly complex mission parameters. We have limited experience negotiating these strategic contracts. Entering into more strategic contracts, in addition to implementing our planned subscription service, will make it more difficult to plan our annual flight manifests and supply chain needs. As our operations become more complex, it will become more difficult to efficiently serve customers by maximizing the number of customers we can serve in a given flight while still meeting mission requirements for customers who require their own flights. We do not have experience managing the operations or capital expenditures that will be needed to handle this added complexity, and if we fail to manage these effectively, our growth, margins, and profit could be adversely affected.

Our limited history and experience operating our current business may also negatively impact our ability to plan strategic investments and initiatives to further expand our business and offerings, certain of which may require significant capital expenditures and future operating expenses that may be difficult to forecast. In addition, existing and future operational and strategic initiatives may have lengthy return on investment time horizons, such as new marketing strategies. As a result, we will not be able to adequately assess the benefits of such initiatives until we have made substantial investments of time and capital, resulting in high opportunity costs. The space imaging and analytics industry and competitive landscape also continue to evolve, which will require us to address shifting competitive pressures and further stresses our ability to plan for operational and strategic initiatives and forecast our future results of operations. Our customers may in the future require us to add more technology, features or functionalities to our Stratollites, which will require us to predict what technology will be required, develop or acquire that technology, source that technology from our supply chain and adequately install it on our Stratollites, while maintaining our competitive advantages of competitive pricing, image resolution, station keeping time, duration and versatility in our services. For example, the addition of incremental sensors on our Stratollites may reduce their amount of station keeping time due to the additional weight of each sensor which could harm their market acceptance. Increasing mission complexities and related technology per flight may also reduce our utilization rate per flight as flights become more tailored to particular customer demands, which would harm our growth and margins. We are also devoting significant resources to bolster our capacity and information technology infrastructure, financial and accounting systems and controls, the capacity and headcount of our sales and marketing and engineering teams and our operations infrastructure. We may not successfully accomplish any of these objectives in a timely or cost-effective manner or at all.

We also have limited experience operating our business at current scale under economic conditions characterized by high inflation or in economic recessions. We are currently operating in a volatile inflationary environment due to macroeconomic conditions. The principal inflationary factors affecting our business are increases in raw material costs, labor rates and shipping and freight. We may not be able to fully offset higher costs through operational efficiencies and/or price increases. An economic recession may exacerbate any of these factors and introduce new challenges to our business, which we may not be able to adequately anticipate and mitigate given our limited experience operating our business at its current scale. Certain of our longer-term strategic initiatives may also be obstructed or have unintended effects in the event of an economic recession, which we may not be able to predict.

Further, while our growth strategy and future revenue prospects depend substantially on our ability to expand into additional geographies, including non-U.S. markets, we have minimal experience in operating outside of the United States, including operating physical launch facilities in other jurisdictions, coordinating supply chains, manufacturing and other logistics in multiple jurisdictions, and operating under legal and political regimes of non-U.S. jurisdictions. We also have limited experiencing managing foreign exchange risk, which will become increasingly relevant to us as we expand internationally. If we do not adequately plan for, and successfully execute, our expansion strategy to other jurisdictions, our business, growth, results of operations and financial condition will be harmed. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in evolving markets, particularly those markets that are or could be materially impacted by economic recessions such as the space imaging and analytics industry. If our assumptions regarding the risks and uncertainties that we consider in planning and operating our business are incorrect or change, or if we do not address these risks and uncertainties successfully, including due to the lack of historical data from, and experience in, operating our business at its current and expected future scale, scope, and complexity as well as the evolution of our business and the space imaging and analytics industry driven by impacts of macroeconomic uncertainty or other factors, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

If our operations continue to grow as planned, of which there can be no assurance, we may face competition from other companies with a significant share of the space imaging and analytics market and with a better understanding of demand. To effectively compete and grow our business, we will need to expand our business development, research and development, customer and commercial strategy, technologies, supply chain, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and manufacture our Stratollites as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our Stratollites and other equipment. We also expect that we will need to expand our supply chain as we grow our operations. Our expansion may also result in increased management, travel, infrastructure and legal compliance costs associated with having multiple operations.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, finding manufacturing capacity to produce our Stratollites and other equipment, and delays in production of our Stratollites. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our presence around the globe, we may experience difficulties related to enforcing our contracts, collecting accounts receivable and longer payment cycles. We also expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our flight cadence, hire more employees, continue research and development efforts relating to new technologies and expand internationally. If we are unable to drive commensurate growth, these costs, which include lease commitment, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

As we continue growing our operations, we expect to expend significant efforts to expand our flight operations internationally. As a result, we expect to be impacted by regulatory, political or contractual limitations on our ability to operate in certain foreign markets, including trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses. We also expect to face currency translation and transaction risk, which may negatively affect our revenue, cost of revenue and gross margins, and could result in exchange losses. We may receive weaker protection of our intellectual property rights in some countries. We may also be subject to overlapping or different tax regimes. We will also be required to comply with anti-bribery laws, including without limitation the Foreign Corrupt Practices Act (“FCPA”), and varying security laws and regulations in other countries, and may incur substantial expenses to comply with these laws. We also expect to face differing regulatory and legal requirements and may be impacted by the enactment of additional regulations or restrictions on the use, import or export of our technologies, which could delay or prevent the sale or use of our technologies and services in some jurisdictions. Further expansion may also increase our exposure to political instability, war and terrorism. Any of these risks could harm our operations and reduce our sales, adversely affecting our business, operating results, financial condition and growth prospects.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies or we may be able to do so only on terms that significantly restrict our ability to operate and grow our business.

We have experienced net losses and negative cash flows used in operations. The implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to developments in our business and opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures.

Historically, we have funded our operations and capital expenditures primarily through sales of our preferred stock and convertible notes, further supplemented by loans from financial institutions. No assurances can be given that our available funds and cash flow from operations will be sufficient to meet our cash needs for the future or that we will not require additional equity or debt financing. If we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy. If we raise additional funds through the issuance of equity or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock and our stockholders may experience dilution.

The availability and cost to us of external financing depends on a number of factors, including our financial performance and general market conditions, as impacted by inflation, uncertain macroeconomic conditions, rising interest rates, the COVID-19 pandemic or other similar health crises and geopolitical events like the war in Ukraine and increasing tension between the U.S. and China. Declines in our expected future revenues under contracts with customers, reduced usage of our services by customers and challenging business conditions faced by our customers are among the other factors that may adversely affect our credit and access to the capital markets. Other factors that could impact the availability and cost to us of external financing include the amount of debt in our current or future capital structure, activities associated with strategic initiatives, the performance of our Stratollites, the success or failure of our planned flights, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by potential lenders and may result in less access to the capital markets. A deterioration in our financial performance or general market conditions could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in our deferring or reducing capital expenditures including on new or replacement Stratollites or build-out of our supply chain. In addition, sustained or increased economic weaknesses or pressures, or new economic conditions, may limit our ability to generate sufficient internal cash to fund investments, technology improvements or expansions, capital expenditures, acquisitions and other strategic transactions. We cannot predict with any certainty whether or not we will be impacted by economic conditions. As a result, these conditions make it difficult for us to accurately forecast and plan future business activities because we may not have access to funding sources necessary for us to pursue organic and strategic business development opportunities.

We have substantial customer concentration, with a limited number of customers accounting for a substantial portion of our backlog, revenues and accounts receivable.

Significant portions of our revenue and accounts receivable are concentrated with a limited number of customers. For the fiscal year ended December 31, 2022, three customers accounted for 99% of revenue, and for the year ended December 31, 2021, one customer accounted for 100% of revenue, in each case pursuant to standalone purchase orders. With respect to remote sensing backlog, as of December 31, 2022, two customers accounted for 88% of backlog. Further, accounts receivables are typically unsecured and are thus subject to the increased risk of us being unable to collect on overdue amounts.

While we intend to increase the number of customers using our technologies and services, we believe it is possible that our revenue and our operating results in the near term will continue to depend on sales to a small number of customers with minimal or no commitments regarding flights or flight parameters. Only one of our current customers has minimum flight purchase commitments under contract, which are subject to certain exceptions and conditions, and while we will seek minimum commitments under future contracts, there can be no assurance that we will be successful, which would negatively impact the predictability of our future revenue and our ability to plan manifests. See “—We plan flights for a calendar year through a manifest and any cost overruns on our contracts, or our failure to adequately forecast demand relative to our raw material and supply needs, could negatively impact our business and results of operations” for additional information regarding this risk. As a result of this customer concentration, our revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of these customers or any other significant customer to cancel their agreements with us, change their flight parameters or otherwise no longer use our services. In addition, if we are unable to diversify our customer base, we will continue to be susceptible to risks associated with customer concentration such that we may struggle to scale, improve our margins, grow our revenue or have predictable growth.

We may not be able to convert our nonbinding MOUs and letters of intent into binding agreements and actual revenues.

We expect that our success will be highly dependent on our ability to convert our existing non-binding MOUs and letters of intent into binding agreements, and binding agreements into actual revenues. While we may determine not to consummate a binding business relationship with a counterparty with whom we only have a non-binding MOU, such counterparty may determine not to consummate such binding business relationship with us. If any counterparties to our non-binding MOUs choose not to consummate a binding business relationship with us, and are not replaced with an alternative customer, our results of operations may differ materially and adversely from those anticipated. Our business strategy, revenue growth, margins and profitability are substantially dependent on our ability to increase predictability in flight demand from our customers, including by entering into more MOUs and strategic agreements and by increasing flight experience and expanding use cases within existing customers, our binding business agreements provide, and may in the future provide, conditions that could prevent us from recognizing the full potential value of such contract. For example, our customer agreements typically grant the counterparty the option to terminate the contract for convenience or for cause, and may not provide us with guaranteed revenues, such as minimum purchase amounts. If any of our customer agreements are terminated and not replaced, our results of operations may differ materially and adversely from those anticipated. In addition, our contracts with government customers often contain provisions with additional rights and remedies favorable to such customers that are not typically found in commercial contracts. As a result, we may not receive some revenue from these flight orders and any contracted revenue we report may not be indicative of our future actual revenue. For further information regarding the Company’s MOUs and letters of intent, please reference “Information about Worldview—Our Strategic Partnerships—MOUs.”

We experience lengthy sales cycles for our technologies and services and the delay of an expected large flight could result in a significant unexpected revenue shortfall.

The purchase of our technologies and services is often a department or enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such technologies and services. Even following engagement with a potential customer, the process to prepare for a given flight can take a significant amount of time, since customers generally have particular mission parameter requirements that need to be allocated within a particular annual manifest. We currently have a limited number of customers under strategic partnership contracts for potential future flight purchases and all or a substantial majority of our historical revenue has been generated through standalone flight purchases. Our strategic contracts generally do not provide for minimum purchases, so even after we contractually engage with a customer, there can be no assurance as to the level of spend that we can expect from such customer or the timing of flights purchased. Customers may also request flights and missions that are not cost-effective for a given year’s manifest, such as flights dedicated for a single customer, which can increase our costs and negatively impact our margins. Our contracts typically also permit customers to terminate early, in some cases for a termination fee, and an early termination could harm our revenue, business, financial condition and results of operations. Prospective customers, especially government entities, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales or backlog from a specific customer are not realized on our anticipated timetable or at all, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large flight could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and execute flights pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We plan flights for a calendar year through a manifest and any cost overruns on our contracts, or our failure to adequately forecast demand relative to our raw material and supply needs, could negatively impact our business and results of operations.

We generally schedule our flights using a “manifest” approach, whereby we schedule flights twelve months in advance with minimal or no commitments from our customers regarding flights or flight parameters, rather than with firm purchase commitments from our customers. In order to maximize utilization per flight on a cost-

effective basis, we must accurately forecast demand, weather systems, supply chain availability, and other expenses and technological requirements. Our forecasts have been, and may in the future be, inaccurate and we may be unable to sell our technology and services at the volumes and prices we expect, which may impact our ability to scale and grow. For 2022, we scheduled eleven flights, of which we sold four. Of the eleven scheduled flights, we scheduled six Stratollite flights and five Z-Class flights. The four flights that were sold were Stratollite flights. We also have limited experience in preparing manifests for higher volumes of flights and for increased flight and mission complexity (including across new industry segments and geographies), given our current operations have been with a concentrated number of customers and flights in limited geographic areas. If we do not adequately manage growth in our business and operations in such areas, our business, results of operations, and financial condition would be harmed. Our strategy is to increase the number of strategic agreements and MOUs with our customers, as well as to generally increase flight experience and expand use cases within existing customers, to improve future flight predictability and our manifest preparations and therefore our ability to execute on our backlog in a manner that optimizes our margins and profitability, and any inability to implement this strategy effectively would harm our business, results of operations and financial condition. If we overestimate forecasted demand, we will hold excess materials or components, which could become obsolete before we are able to incorporate them into a flight, resulting in increased costs. Certain materials and components used to manufacture our technologies may expire or become obsolete before they are used, and our suppliers may not be able to replace such expired materials and components. This would require us to either source and qualify an alternative component or forecast demand for a final purchase of such materials and components that may expire to ensure that we have sufficient materials and components throughout the life cycles of our Stratollites. If we underestimate forecasted demand, our suppliers may have inadequate component inventory, become insolvent or become unable to meet our needs in a cost-efficient and timely manner, or at all, as a result of contract terms, customization needed for any particular component and demand for each component at a given time. As a result, we may be required to acquire components from new suppliers, which may need to be customized for our technologies at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in launches, increased costs or lost sales.

In addition, we plan to introduce a subscription service for our flights. This would require us to accurately forecast flights based on our projections of where accumulated demand exists while taking into account a wide variety of customers with differing budgets and needs, such as number of images, amount of tasking time, amount of analytics, area of coverage and the exclusivity of the data products. These needs can be unpredictable and may result in us significantly overestimating or underestimating demand or flight complexity, particularly as we scale our operations, engage with more customers and increase our flight volume. We have no experience in, and data and results from, operating a subscription service for customers. Further, we expect our subscription service will not involve strategic agreements and MOUs, which means we will not have the benefit of those parameters to help us plan flight manifests based on forecasted customer usage and flight parameters to optimize subscription revenue. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition. In addition, in the near term following implementation of our subscription service, we may experience greater costs and more limited execution on our backlog as we work to scale this service, which could harm our business, results of operations and financial condition.

Even if we succeed in securing flight backlog, we may not generate timely or sufficient flight revenue or margins from those contracts and our financial results could suffer.

As of December 31, 2022, our backlog consisted of approximately $7.6 million in customer contracts, including options for future services. However, these contracts are cancellable by customers for convenience. If a customer cancels a contract before it is required to pay the last deposit prior to launch, we may not receive all potential revenue from the purchase orders under the contract. The exception is an initial non-refundable deposit which is paid at the time the contract is signed. In certain situations, however, we may decide to refund customers for their deposits, even though it is not contractually required, to maintain goodwill with customers. In addition, backlog may be subject to large variations from quarter to quarter as we obtain more customers, experience more variations in customer needs for mission parameters, change our planned annual manifests year over year and implement our subscription service, and comparisons of backlog from period to period are not necessarily indicative of future revenues. In particular, our subscription service, once implemented, is expected to result in additional variability in our backlog and revenues given revenue is recognized based on customer usage without purchase orders or contractual commitments. Furthermore, some contracts comprising the backlog are for services scheduled many years in the future and the economic viability of customers with whom we have contracted is not guaranteed over time. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in the backlog could change because many factors affect the scheduling of missions, including unfavorable weather systems and changing customer preferences. Adjustments to contracts leading to a reduction in revenue may also occur. The failure to realize some portion of our backlog could also adversely affect our revenues and gross margins. For example, we have in the past experienced flight and mission failures that prevented us from recognizing certain contracts in our backlog as revenue. This has led, and may in the future lead, to loss of customer opportunities, harm to market acceptance of stratospheric remote sensing, and an inability to recognize revenue and execute upon backlog due to mid-flight failures even though the flight itself was completed. Any such consequences could materially and adversely impact our business, financial condition and results of operations. Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

We are currently in default under our outstanding indebtedness and may continue to be in the future. If we are unable to cure the default, or if we are unable to pay other obligations and accounts payable when due, our creditors may file a creditors petition or force us into involuntary bankruptcy, which may have an adverse impact on our business.

As of December 31, 2022, we had past due principal payments under the SVB Loan (as defined below), which constitutes an event of default under the SVB Loan. In January 2023, we also became past due on principal payments under the Highbridge Note (as defined below), which constitutes an event of default under the Highbridge Note. Such events of default, if not cured or waived, could trigger acceleration of our indebtedness, may result in the increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of our indebtedness could have an adverse effect on our business, results of operations, and financial condition. While we are in discussions with our lenders to pay down our existing indebtedness, including under the SVB Loan and the Highbridge Note, in connection with the Closing, and accordingly do not expect the existing events of default to have any impact on the parties’ ability to consummate the Business Combination, including under the terms of the Business Combination Agreement. The applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable, and foreclose on our assets, which would harm our ability to consummate the Business Combination and our business, results of operations, and financial condition and could require us to reduce or cease operations. We may also default on existing or future debt instruments, including due to inability to pay principal or interest amounts as they become due. If the payment of our debt is accelerated, we cannot be certain that we will have sufficient funds available to pay down the indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. In addition, our creditors may file a creditors petition or force us into an involuntary bankruptcy, which may have an adverse impact on our business, results of operations, and financial condition.

Any delays in the development and manufacture of additional Stratollites and related technologies may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, and production of our Stratollites and related technologies, including due to supply chain related matters, the global COVID-19 health crisis and other factors. These delays and complications have resulted in canceled and failed flights in the past, which have negatively impacted our revenue, growth and customer relationships, and may continue in the future if we are unable to implement improved processes and operations for manufacturing our Stratollites and conducting flights. These issues and complications may also be exacerbated in the future as we continue to scale our operations, acquire new customers, expand use cases with our customers, introduce our subscription service and conduct an increased number of and more complex flights. If delays or complications like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could have difficulty sustaining the ramp of our Stratollites, experience delays in increasing production or encounter difficulties scaling our business and operations to accommodate future growth.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize our technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

If we are unable to attract new customers or retain existing customers, our revenue growth and results of operations will be adversely affected.

We must increase our sales to new and existing customers. Moreover, the sales cycle for some new customers may be shorter, particularly once we implement our subscription service, requiring accelerated ramp time of our sales force and higher-velocity marketing strategies. If we are unsuccessful in these and our other efforts to expand the customer base for our technologies and services, or if we do so in a way that is not profitable, fails to compete successfully with our current or future competitors, or fails to adequately differentiate our technologies from alternatives, our revenue growth, business, results of operations and financial condition could be adversely affected.

We also plan to dedicate significant resources to sales and marketing programs that are focused on large organizations. Once a new customer begins using our technologies and services, our sales team will need to continue to focus on expanding consumption with that customer. We and our sales team also currently have limited experience with a subscription service. We will need to expend significant resources in developing and executing a sales and marketing strategy for our subscription service for new and existing customers.

All of these efforts will require us to invest significant financial and other resources, including in industries and sales channels in which we have limited experience to date. Our business and results of operations will be harmed if our sales and marketing efforts generate increases in revenue that are smaller than anticipated. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective. In addition, existing and future operational and strategic initiatives may have lengthy return on investment time horizons. As a result, we will not be able to adequately assess the benefits of such initiatives until we have made substantial investments of time and capital, resulting in high opportunity costs.

As a U.S. government contractor, our business and growth depend on attracting and retaining government customers, which subjects us to procurement rules and regulations, and our failure to comply with these rules and regulations could result in early termination, audits, investigations, sanctions and penalties that could adversely affect our business.

During 2022 and 2021, approximately 96% and 100%, respectively, of our total annual revenues were derived from contracts with the U.S. government and its agencies or from subcontracts with other U.S. government contractors. This subjects us to statutes and regulations applicable to companies that do business with the government, including the Federal Acquisition Regulation (“FAR”).

As a government contractor, we must comply with and are affected by laws, regulations (such as FAR) and other procurement requirements. We are also affected by changes to laws and regulations relating to the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation under certain conditions, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts, covered defense information and the exportation of certain products and technical data. Some of our federal government contracts are also subject to the approval of future appropriations by the U.S. Congress to fund the expenditures under these contracts.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements that may increase our costs of doing business, reduce our profits and expose us to liability for failure to comply with these terms and conditions. Our failure to comply with the necessary regulations and requirements could allow the U.S. government to suspend or debar us from receiving new contracts for a period of time, reduce the value of existing contracts, issue modifications to a contract, withhold cash on contract payments and control and potentially prohibit the export of our Stratollites and associated technologies, any of which could negatively impact our results of operations, financial condition or liquidity.

Government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are typically unfavorable to contractors and are not typically found in commercial contracts. A number of our U.S. government contracts contain provisions that require us to make disclosure to the Inspector General of the agency that is our customer if we have credible evidence that we have violated U.S. criminal laws involving fraud, conflict of interest, or bribery, the U.S. civil False Claims Act (the “False Claims Act”) or received a significant overpayment under a U.S. government contract. Failure to properly and timely make disclosures under these provisions may result in a termination for default or cause, suspension and/or debarment and potential fines. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the False Claims Act, including treble damages and other penalties, or criminal laws. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government under certain circumstances. Any penalties, damages, fines, suspension or damages could adversely affect our ability to operate our business and our financial results.

We have customer concentration with the U.S. government; reduction in U.S. government defense spending can adversely affect our results of operations and financial condition.

During 2022 and 2021, we derived approximately 96% and 100%, respectively of our revenues from sales to a variety of U.S. government entities or from subcontracts with other U.S. government contractors. Our revenues from the U.S. government largely result from contracts awarded to us under various U.S. government defense-related programs. The funding of these programs is subject to congressional appropriation decisions and the U.S. government budget process which includes enacting relevant legislation, such as appropriations bills. Although multiple-year contracts may be planned in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often are only partially funded initially and additional funds are committed only as Congress makes further appropriations. Further uncertainty with respect to ongoing programs could also result in the event that the U.S. government finances its operations through temporary funding measures such as “continuing resolutions” rather than full-year appropriations. If we incur costs in advance or in excess of funds committed on a contract, we are at risk for non-reimbursement of those costs until additional funds are appropriated. The reduction, termination or delay in the timing of funding for U.S. government programs for which we currently provide or propose to provide our technologies from time to time has resulted and, in the future, may result in a loss of anticipated revenues. A loss of such revenues could materially and adversely impact our results of operations and financial condition. Significant changes in national and international policies or priorities for defense spending, as well as the potential impact of sequestration, could affect the funding, or the timing of funding, of our programs, which could negatively impact our results of operations and financial condition.

Our future revenue and operating results are dependent on our ability to generate increasing demand for our flights and services at scale and develop new technologies to meet the needs of our customers or potential new customers.

Our financial performance is dependent on our ability to generate increasing demand for our flights and services at scale. This can be challenging and may fluctuate on an annual basis as the number of flights ordered or contracts awarded varies, as customer usage under our planned subscription service varies or as customer demands for mission and flight parameters evolve or vary over time. If we are unable to win new awards or execute existing contracts as expected, our business, results of operations and financial position could be further adversely affected. Furthermore, if our customers experience delays or technical challenges with our services or technologies or exercise delay or termination rights under new or existing contracts, our ability to recognize the full potential value of such contracts could also adversely affect our business, results of operations and financial position.

The evolving nature of the space imaging and analytics market could negatively impact our ability to accurately forecast customer demand. The industries and geographic markets that we serve may not grow in the future and we may not be able to maintain adequate gross margins or profits in these markets. Our growth is dependent on the growth in our customers’ businesses, our customers’ use cases for our technologies and services, our ability to anticipate changes in the businesses of our customers and our ability to successfully identify and enter new industries and geographic markets. If we fail to anticipate such changes in demand, or such demand does not materialize to the extent we expected or at all, our business, results of operations and financial position could be adversely affected.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture and commercialization of new Stratollites and related technologies. If we fail to develop and successfully commercialize new technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected or are inferior to those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

Our prospects and operations may be adversely affected by changes in market preferences and economic conditions that affect demand for our Stratollites.

Because our business is currently concentrated on a single, discretionary product category, stratospheric balloons, we are vulnerable to changes in market preferences or other market changes, such as general economic conditions, energy and fuel prices, recession and fears of recession, interest rates, tax rates and policies, inflation, war and fears of war, inclement weather, natural disasters, terrorism and outbreak of viruses or widespread illness. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for space imaging and analytics.

Significant investment into larger systems by the government or commercial players could have a negative impact on the demand for our Stratollites. Further, we do not typically require our customers to commit to minimum purchase requirements and we may be subject to rapid changes in market preferences without downside protection provided by minimum purchase requirements, which would have a material adverse effect on our business, financial condition and results of operation. For example, sudden changes in market preferences could result in us having excess manufacturing components that we are unable to use due to lack of customer demand.

There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased market confidence, decreased interest in space imaging and analytics, shifts in customer demand toward more established and competitive technologies, supply chain challenges and delays, decreased discretionary spending and reduced customer or governmental demand for Stratollites, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our flight orders in a timely manner or increase our operating costs.

Our ability to produce our current and future Stratollites and other components of operation is dependent upon sufficient availability of raw materials and supplied components, particularly helium, which we secure from a limited number of suppliers. Certain of our supply agreements have minimum purchase conditions regardless of our supply needs and such raw materials or supplied components may not be as valuable to us in light of changes in demand. Consequently, our use of these suppliers in order to fulfill our purchase orders may result in cost overruns in the event of insufficient near-term flight demand which would materially and adversely affect our liquidity, margins, financial condition and results of operations. Relatedly, our inability to accurately plan manifests and otherwise predict flight demand can place strain on our suppliers or result in suppliers not being able to ramp their own production to meet our demands, especially if they face high demand from their other customers or experience unforeseen conditions. Certain components of our Stratollites also need to be manufactured based on exact quality standards and specifications, and we have experienced in the past, and may continue to experience in the future, deviations from such standards, which negatively impact our ability to meet customer flight demands and harm our business, results of operations and financial conditions. Evolving technologies, particularly in our sensors, may also require us to change our demands with suppliers frequently or may require us to change suppliers, which can increase our costs and cause delays in our Stratollite manufacturing and flight operations. These risks may be further exacerbated as we continue to scale our operations, increase our flight operations, conduct more complex flights and implement our planned subscription service, particularly given we have limited experience in ramping our supply chain and logistics and operations activities, including under macroeconomic uncertainty.

Certain of our suppliers are also smaller entities with limited scale. As such, they may not be able to ramp production on a timely basis to meet our demands as we grow our business and customers, or the quality of supplied products may suffer. Our reliance on suppliers to secure raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components on favorable terms, on a timely basis or at all, which could result in delays in manufacture of our Stratollites or increased costs. There are 14 plants in the world that process helium and seven of those are in the U.S. If one or more of these plants were to experience a slowdown in operations or to shutdown entirely, we may need to qualify new suppliers or pay higher prices to maintain the supply of helium needed for our operations. In the past, helium plants have closed or experienced catastrophic events, including a fire at a helium plant in Qatar resulting in a multi-month shut down, resulting in increased helium prices. Similar events may occur in the future that cause us to pay higher prices for helium or result in delays in our flights. In addition, there is no hedging market for helium, and we have not entered into any hedging arrangements with respect to helium. We therefore purchase helium at current market prices, which can be unpredictable and may result in unexpected cost increases to us, which could harm our business. Further, while hydrogen is cheaper and considered more efficient than helium, and utilized by certain of our competitors, we do not currently use hydrogen in our Stratollites, and our historical use of hydrogen resulted in an accident in December 2017 when a Stratollite using hydrogen gas exploded on World View premises shortly after launch.

Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient and timely manner and could cause us to experience cancellations or delays of scheduled Stratollite flights, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

If we are unable to develop and release technology enhancements and new technologies to respond to rapid technological change, or to develop new designs and technologies for our Stratollites, in a timely and cost-effective manner, our business, financial condition and results of operations could be harmed.

The market for our technologies and services is characterized by rapid technological change, new technology introductions and enhancements, changes in technologies, changing customer demands and evolving industry standards. Our competitors may develop or acquire alternative and competing technologies, which could allow them to create new and disruptive space imaging and analytics technologies or other associated remote sensing technologies, including to supplement existing mature technologies like satellites and unmanned aerial vehicles (“UAVs”). The introduction of new technologies can quickly make existing technologies obsolete and unmarketable. Designing and building Stratollites is an inherently complex and technologically demanding endeavor. Due to this complexity, it can take a long time and require significant research and development expenditures to develop and test new or enhanced features. In addition, if the components we use to manufacture our Stratollites were to become obsolete due to technological change or other factors, it could lead to obsolescence of our Stratollites, which may lead to asset impairment charges. Further, it takes significant time to manufacture new components; if any of our Stratollites were to become obsolete, we may experience delays in building new Stratollites, which could harm our growth prospects and business. Moreover, the complexity of developing and deploying new technologies makes it difficult for us to predict how long it may take for such updates to be ready and available to be sold to customers. As a result, the amount of time it takes to develop such updates could be substantially longer than we initially anticipated.

The success of any enhancements or improvements to our technologies and services depends on several factors, including timely completion, successful manufacturing and deployment of our Stratollites, competitive pricing, adequate quality testing and overall market acceptance. We cannot be sure that we will succeed in developing, marketing and delivering on a timely and cost-effective basis enhancements or improvements to our technologies that respond to technological change or new customer requirements or demands, nor can we be sure that any such enhancements or improvements will achieve market acceptance. Any new technologies that we develop may not be introduced in a timely or cost-effective manner, including compared to competing technologies that are more mature, may contain errors or defects or may not achieve the broad market acceptance necessary to generate sufficient revenue. We have experienced technical failures in our flight operations in the past and may experience more in the future. New features, technology and functionalities for our Stratollites may also result in loss of other benefits or characteristics of our service. For example, the addition of incremental sensors on our Stratollites may reduce their amount of station keeping time due to the additional weight of each sensor, which could harm their market acceptance. The development and deployment of new technologies requires a substantial outlay of capital and could also increase costs associated with customer support and customer success as demand for these services increase. This increase in cost could negatively impact our profit margins, including our gross margin. Moreover, even if we introduce new technologies, we may experience a decline in revenue, gross profit and gross margin of our existing technologies that is not offset by revenue from the new technologies. Further, we may introduce new technologies that customers do not find useful and we may also discontinue certain technologies or increase the price or price structure for our technologies. In addition, we may lose existing customers who choose a competitor’s technologies rather than migrate to our new technologies. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

We are subject to many hazards and operational risks that can disrupt our business or cause interruptions or disruptions in service at our main operating facility, Spaceport Tucson, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Our sensors may be disrupted due to the occurrence of a variety of factors including cloud cover, adverse weather conditions including hurricanes, tornadoes, fires, volcano eruptions or other factors that are outside our control. As a result of the foregoing, customers may not be able to procure information or services they want, which could adversely affect our relationship with such customers and our general reputation.

Additionally, our manufacturing operations, including the operation of our machinery, may be hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. For example, our business operations involve the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals, including highly pressurized gas, hazardous substances and other substances used in our Stratollites. The handling, production, transport and disposition of hazardous substances could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. A release of these substances or an unplanned ignition or explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. Extensive regulations apply to the handling of explosive and energetic materials, including but not limited to regulations governing hazardous substances and waste. The failure to properly store and ultimately dispose of such substances could create significant liability and/or result in regulatory sanctions. Any release, unplanned ignition or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our operating results, financial condition and cash flows. For example, while we do not currently use hydrogen for our Stratollites or store hydrogen on our properties, our historical use of hydrogen resulted in an accident in December 2017, when a Stratollite using hydrogen gas exploded on World View property shortly after launch. We may determine to use hydrogen for our Stratollites in the future given its relative benefits over helium (including cost-efficiency), and in such event, any future accidents or catastrophic events involving hydrogen, including due to failure by us or third parties to properly use or store hydrogen, could harm our growth, business, reputation, financial condition and results of operations.

Moreover, our main commercial Stratollite flight and manufacturing operations take place out of our Spaceport Tucson facility in Arizona (with launches occasionally occurring out of Page Municipal Airport and other locations, depending on mission parameters). Any significant interruption due to any of the above hazards that impacts the manufacturing or operation of our Stratollites, including from weather conditions, performance by third-party providers (such as electric, utility, helium delivery or telecommunications providers), failure to properly handle and use hazardous substances, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located or damage sustained to our runway could result in manufacturing delays or the delay or cancellation of our Stratollite flights and, as a result, could have a material adverse effect on our business, financial condition and results of operations. In addition, Spaceport Tucson is owned by Pima County. In connection with Pima County’s ownership, we may encounter delays or impacts to operations due to considerations unique to doing business with a government agency. For example, governmental agencies often have an extended approval process for service contracts, which may result in delays or limit the timely operation of our Spaceport Tucson facility.

Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service needed by the Stratollite flight operation and the ongoing need to maintain existing operational facilities requires us to expend capital.

As part of our growth strategy, we may need to acquire, build or utilize additional facilities. Currently, our main commercial Stratollite flight and manufacturing operations take place out of our Spaceport Tucson facility in Arizona (with launches occasionally occurring out of Page Municipal Airport and other locations, depending on mission parameters). Construction of a spaceport or other facilities in which we conduct our operations may require significant capital expenditures to develop, and in the future, we may be required to make similar expenditures to expand, improve or construct adequate facilities for our operations. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. We also intend to build, acquire, lease or otherwise utilize additional facilities in non-U.S. jurisdictions, which may impose significant regulatory approval or other hurdles, resulting in substantial upfront capital and long lead times to commencement of operations. Further, utilizing additional facilities in, or executing flights over, non-U.S. jurisdictions is subject to political and economic uncertainties, expropriation of property, changes in laws and policies governing operations of foreign-based companies, unilateral renegotiation of contracts by governmental entities, redefinition of international boundaries or boundary disputes, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which our operations may be conducted. In particular, flights over non-U.S. jurisdictions that do not comply with rules and regulations of such jurisdictions, even those that are voluntary, could result in the governments for those jurisdictions restricting their airspace from us in the future. Any delays in commencing operations at such additional facilities would harm our growth, business, financial condition and results of operations.

In addition, as the facilities we may utilize mature, our business will require capital expenditure for the maintenance, renovation and improvement of such existing locations to remain competitive and maintain the value of our brand standard. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. If the costs of funding new locations or renovations or enhancements at existing locations exceed budgeted amounts or the time for building or renovation is longer than anticipated, our business, financial condition and results of operations could be materially adversely affected.

As a result of being a public company, we are obligated to develop and maintain proper internal control over financial reporting and to report on our evaluation of its effectiveness and any failure to maintain the effectiveness of these internal controls may adversely affect investor confidence in our company and, as a result, the value of New World View Common Stock. Further, we have identified material weaknesses in our internal control over financial reporting which, if not remediated, could affect the reliability of our financial statements and have other adverse consequences.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial as of December 31, 2023. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We may hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We also need to continue to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective.

We identified four material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are:

•

Deficiencies in the design and operation of journal entry review controls, including lack of appropriate segregation of duties resulting from a lack of independent review and approval by people with the appropriate authority or expertise.

•	Deficiencies in the design and operation of account reconciliations, including a lack of sufficient resources to perform the control on all reconciliations.

•

Deficiencies in the design and operation of controls related to the evaluation of significant transactions for the period ending December 31, 2021. This control did not operate during 2022 as there were no significant events; therefore, this deficiency still exists as of December 31, 2022.

•	Deficiencies related to inadequate design and operation of general information technology controls during 2021.

While we have begun the process of, and are committed to, designing and implementing measures to remediate the material weaknesses, there can be no assurance that we will successfully implement measures to remediate such material weaknesses or complete our evaluation, testing or any required remediation in a timely fashion, or at all. We cannot assure you that the measures we have taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to the material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. Any failure to design or maintain effective internal control over financial reporting or any difficulties encountered in the implementation or improvement of our internal control over financial reporting could increase compliance costs, negatively impact share trading prices, or otherwise harm our operating results or cause us to fail to meet our reporting obligations.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Failure to maintain internal control over financial reporting, including historical or future control deficiencies, could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of New World View Common Stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. it is possible that a material misstatement of our financial statements would not be prevented or detected on a timely basis, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of the Company common stock could be negatively affected.

Management has determined there is substantial doubt about our ability to continue as a going concern.

Due to our history of recurring losses from operations, negative cash flows from operations and a significant accumulated stockholders’ deficit, management has determined these conditions raise substantial doubt about our ability to continue as a going concern, which is also included in the opinion of our independent registered public accounting firm for the year ended December 31, 2022 and in a related footnote to those financial statements.

Management’s plans to continue as a going concern include raising additional financing, specifically through the Business Combination, and generating operating revenues. There can be no assurance that our plans will be successful and, as such, our management concluded that substantial doubt exists about our ability to continue as a going concern. Further, the perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations.

A significant portion of our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.

We have broad discretion in how we use the net proceeds from the Business Combination and Equity Financing and we may not use them effectively.

Our management has broad discretion in applying the net proceeds we receive upon consummation of the Business Combination and Equity Financing. We may use the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures, and we may use a portion of the net proceeds to acquire complementary businesses or technologies, though we currently do not have any arrangements or understandings for any such transactions. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new technologies, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting our existing technologies to new applications and introducing new technologies that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new technologies and enhance our existing technologies. We believe that there are significant investment opportunities in a number of business areas. Because we account for internal research and development as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our research and development programs may not produce successful results and our new technologies may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of World View—Components of Results of Operations—Research and Development.”

Our revenue, results of operations and reputation may be negatively impacted if our Stratollites fail to meet contractual requirements, or our technologies contain defects or fail to operate in the expected manner.

We employ sophisticated design and testing processes and practices, which include a range of stringent manufacturing and on-site acceptance tests with rigorous criteria and requirements from customers. Our systems may not be successfully implemented, pass required acceptance criteria, operate or give the desired output, or we may not be able to detect and fix all defects in the technologies we sell or resolve any delays or availability issues in the services we provide. Failure to do so has resulted in and could result in increased costs, lost revenue and damage to our reputation and may adversely affect our ability to win new contract awards. The existence of any defects, errors or failures in our technologies could also lead to product liability claims or lawsuits against us. Since inception approximately 8% of our total flights delayed due to weather related factors, and approximately 5% of our total flights have been aborted for technical related reasons. For example, in May 2022, a software error required a Stratollite to abort mid-flight. The software error was caused by human error improperly applying commands from previous flights. Further, because we are the sole operators of our Stratollites, we may be solely responsible for any operator errors that occur during our flights. Certain weather patterns are inherently unpredictable and do not allow for Stratollite flights and we may be limited in how our technology and operational capabilities can further adapt to allow for flights under such circumstances. As a result, have experienced and we expect to continue experiencing weather-related delays in our flight operations, particularly if we are unable to detect and plan around weather events affecting our planned manifest, which delays may negatively impact our revenue, business, results of operations and financial condition. Failure to operate our technologies in the expected manner or defects in our technologies could cause our business, results of operations and financial condition to be materially harmed in the future.

Our Stratollites rely on complex technologies and physical components to accomplish their missions. Despite testing, our technologies have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released or even after the technologies have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications, delays in the introduction of new features and functionalities, significant increases in our service and maintenance costs, exposure to liability for damages (including from falling debris following Stratollite failure), damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Similar performance problems on future missions could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. In addition, increased development costs could be substantial and could reduce our operating margins.

Moreover, although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations.

Uncertain global macroeconomic and geopolitical conditions could materially adversely affect our results of operations and financial condition.

Our results of operations could be adversely affected by general conditions in the global economy, the global financial markets and adverse geopolitical and macroeconomic developments. U.S. and global market and economic conditions have been, and continue to be, disrupted and volatile due to many factors, including component shortages and related supply chain challenges, geopolitical developments such as the COVID-19 pandemic, the conflict between Ukraine and Russia and related sanctions and increasing inflation rates and the responses by central banking authorities to control such inflation, among others. General business and economic conditions that could affect our business, financial condition or results of operations include fluctuations in economic growth, debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence and the strength of the economies in which we, our manufacturers and our suppliers operate. Further, a change in government structure and associated leadership could have an impact on our operations and financials. For example, we were in pursuit of opportunities within Columbia until their recently elected government had a far less focused counter illicit trafficking policy.

On March 10, 2023, we had a banking relationship with Silicon Valley Bank (“SVB”) and also are party to an Amended and Restated Loan and Security Agreement with SVB. As of the closure of SVB on March 10, 2023, we held approximately $1.0 million in cash, cash equivalents and investments at or through SVB, which represented approximately 100% of our total cash, cash equivalents and investments as of that date. SVB was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money starting March 13, 2023. On March 13, 2023, we were able to access all $1.0 million in cash, cash equivalents and investments held at or through SVB. While we have not experienced any losses in such accounts, the recent failure of SVB exposed us to significant credit risk prior to the completion by the FDIC of the resolution of SVB in a manner that fully protected all depositors. We are in the process of transferring our accounts to one or more alternate depository institutions, the financial position of which management believes does not expose our company to significant credit risk or jeopardizes our liquidity. However, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

Although we assess our banking relationships as we believe necessary or appropriate, our access to cash in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the financial institutions with which we have banking relationships, and in turn, us. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, widespread investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

A severe or prolonged global economic downturn could result in a variety of risks to our business. For example, inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital on acceptable terms, if at all. In addition, the U.S. Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Additionally, financial markets around the world experienced volatility following the invasion of Ukraine by Russia. In response to the invasion, the United States, the United Kingdom and the European Union, along with others, imposed significant new sanctions and export controls against Russia, Russian banks and certain Russian individuals and may implement additional sanctions or take further punitive actions in the future. The full economic and social impact of the sanctions imposed on Russia (as well as possible future punitive measures that may be implemented), as well as the counter measures imposed by Russia, in addition to the ongoing military conflict between Ukraine and Russia and related sanctions, which could conceivably expand into the surrounding region, remains uncertain; however, both the conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity and reduced access to liquidity in both Europe and globally and has introduced significant uncertainty into global markets. As a result, our business and results of operations may be adversely affected by the ongoing conflict between Ukraine and Russia and related sanctions, particularly to the extent it escalates to involve additional countries, further economic sanctions or wider military conflict.

Moreover, we are subject to public health crises such as the COVID-19 pandemic, which has previously significantly impacted, and will continue to impact, our business and results of operations. For example, the COVID-19 pandemic resulted in authorities implementing numerous preventative measures from time to time to contain or mitigate the outbreak of the virus, which have previously caused, and may in the future cause, business slowdowns or shutdowns in certain affected countries and regions. These developments limited our access to capital resources, leading to our implementation of furloughs in April 2020, November 2020 and October 2022. To the extent the evolving COVID-19 pandemic continues to adversely affect our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

Our Stratollites and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on the continued operation of certain of our current Stratollites and related equipment, as well as the manufacture of other Stratollites in the future. Each Stratollite has a limited useful life, which is driven by the number of flights or missions that the Stratollite undertakes. While a Stratollite is designed for a certain number of flights, known as the design life, there can be no assurance as to the actual operational life of a Stratollite or that the operational life of individual components will be consistent with its design life. A number of factors impact the useful lives of Stratollites, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, the actual environment experienced compared to the assumed environment for which the Stratollites were designed and tested and the occurrence of any anomaly or series of anomalies or other risks affecting the Stratollites during launch, flight and return, including unexpected weather systems. The useful lives of our Stratollites may also be impacted by the mission parameters for each flight, including the flight duration and payload. This increases the difficulty of predicting the useful lives of our Stratollites and will be exacerbated when we implement our subscription service, which will require us to react to real-time changes in usage of our Stratollites.

Moreover, because our production volumes are based on an annual forecast of flights rather than firm purchase commitments from our customers, our forecasts have been, and there is a risk that our future forecasts could be, inaccurate. We therefore have limited future predictive ability, which makes incremental updates to our technologies difficult to plan for and may result in inaccurate forecasts about the useful life of our Stratollites and associated components. Inaccuracies in our forecasts may result in excess materials or components, which could become obsolete before we are able to incorporate them into a flight.

In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increase, we aim to leverage this learning to be able to manufacture our Stratollites and related equipment using different methods or different or fewer components than we currently use, which could render our existing components obsolete. Any continued improvements in remote sensing technology may make obsolete our existing Stratollites or any component prior to the end of its life. Our annual manifest planning cycle interferes with the ability to react in real-time to the obsolescence of our existing Stratollites, or any component thereof, which may have a material adverse effect on our operations, financial condition and results of operation due to the cost and time associated with unplanned technological updates. Further, our annual manifest planning cycle may limit our future predictive ability to our customer’s original demands, rather than accounting for changed mission parameters for each flight. If the Stratollites and related equipment have shorter useful lives than we currently anticipate, this may lead to greater maintenance and production costs than previously anticipated such that the cost to maintain the Stratollites and related equipment may exceed their value, which would have a material adverse effect on our business, financial condition and results of operations.

Our business involves significant risks and uncertainties that may not be covered by insurance.

A significant portion of our business relates to designing, developing and manufacturing Stratollites and related technologies. New technologies may be untested or unproven. Failure of some of these technologies could result in extensive property damage. Accordingly, we may incur liabilities that are unique to our technologies.

The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities.

The price and availability of insurance fluctuate significantly. Insurance market conditions or factors outside our control, such as failure of our Stratollites, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain, or we may not be able to obtain insurance at all.

In addition, even though we carry business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

Our customers and suppliers face similar threats. Customer or supplier proprietary, classified or sensitive information stored on our networks is at risk. Assets, intellectual property and technologies in customer or supplier environments are also inherently at risk. We also have risk where we have access to customer and supplier networks and face risks of breach, disruption or loss.

Stratollites are subject to manufacturing and launch delays, damage or destruction during pre-launch operations and launch and flight failures, the occurrence of which can materially and adversely affect our operations.

Delays in the manufacturing of Stratollites, launch delays, damage or destruction during pre-launch operations or launch and flight failures could have a material adverse effect on our business, financial condition and results of operations. The loss of, or damage to, a Stratollite due to a launch or flight failure could result in significant delays in anticipated revenue to be generated by that Stratollite. Any significant delay in the commencement of service of a Stratollite would delay or potentially permanently reduce the revenue anticipated to be generated by that Stratollite. In addition, if the loss of a Stratollite were to occur again, we may not be able to accommodate affected customers with our other Stratollites until a replacement Stratollite is available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary Stratollite replacement. Any launch delay, launch or flight failure, underperformance, delay or perceived delay could have a material adverse effect on our results of operations, business prospects and financial condition.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Some threat actors now engage in and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services, or otherwise operate our business in the ordinary course.

Our information technology systems, and those of our third party providers, could be negatively impacted by a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, telecommunications failures, earthquakes, fires, floods, and other similar threats.

In particular, ransomware attacks are becoming increasingly prevalent and severe and may lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, data storage and backup, e-mail filtering and encryption, anti-virus, anti-malware and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services or otherwise interrupt our business operations.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data, which may be costly to implement.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may also cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations, including any security incidents.

Adverse publicity stemming from any incident involving us or potential competitors could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If our Stratollites or a related offering of one of our potential competitors were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of stratospheric balloon flights or manufacturing activities and result in decreased customer demand for our technologies and services, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our Stratollites or other equipment were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Such incidents have already occurred and may occur in the future. Any reputational harm to our business could cause customers with existing contracts with us to cancel their contracts or reduce their usage of our technologies and services and could significantly impact our ability to acquire new customers or expand within our existing customers. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.

There is increasing competition from commercial entities and governments in our markets, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

We operate in a competitive industry, and we expect competition to continue to increase, in particular from other commercial entities and governments that operate in our markets and offer competitive technologies. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	the size and diversity of our customer bases;

•	the timing and market acceptance of technologies and services, including the developments and enhancements to those technologies, offered by us or our competitors;

•	customer service and support efforts;

•	sales and marketing efforts;

•	ease of use, performance, price and reliability of solutions developed either by us or our competitors; and

•	our brand strength relative to our competitors.

Our competitors vary in size and in the breadth and scope of the technologies and services offered. Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do and often have additional business lines, greater name recognition, longer operating histories, more established customer relationships and installed customer bases, including with governmental customers. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than we have. Our competitors may have technologies that are more mature than our Stratollites or may develop additional technologies that are similar to our technologies or that achieve greater market acceptance than our technologies. This could attract customers away from our services and reduce our market share.

Our technologies and services compete with satellite and aerial imagery and related technologies offered by a range of private and government providers. Our current or future competitors may have greater financial, personnel and other resources than we have, and have the ability to offer similar services at the same or a lower price. For example, some of our competitors, such as Maxar and Planet Labs, offer Earth observation imagery datasets using satellite imaging.

Some of our actual and potential competitors have been acquired by other larger enterprises and have made or may make acquisitions or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they individually had offered or achieve greater economies of scale than us. Any trend toward industry consolidation may negatively impact our ability to successfully compete and may impose pressure on us to engage in similar strategic transactions, including acquisitions, which would be costly and may divert management’s attention. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. As we look to market and sell our services to potential customers with existing solutions, we must convince their internal stakeholders that the capabilities of our technologies are superior to their current solutions.

Changes in U.S. government policy or regulation regarding use of commercial data or space infrastructure/mission providers, or material delay or cancellation of certain U.S. government programs, may have a material adverse effect on our customers, suppliers, revenues, operations, earnings and cash flow and our ability to achieve our growth objectives.

Current U.S. government policy enables the U.S. government’s use of commercial data and space infrastructure/mission providers to support U.S. national security objectives. U.S. government policy is subject to change and any change in policy away from supporting the use of commercial data and space infrastructure/mission providers to meet U.S. government service and space infrastructure/mission needs, or any material delay or cancellation of planned U.S. government programs could materially adversely affect our revenue and our ability to achieve our growth objectives.

We rely upon third-party providers of cloud-based infrastructure to host some of our technologies. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

We outsource the majority of the infrastructure relating to our cloud-accessible offerings to third-party hosting services. Our cloud-based offerings depend on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure may be caused by human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. A prolonged service disruption affecting our cloud-based solution for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our technologies as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

Our senior management and key employees are important to our customer relationships and overall business, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

We believe that our success depends in part on the continued contributions of our senior management and key employees. We rely on our executive officers, senior management and key employees to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and key employees have established and maintain with current and potential future customers contribute to our ability to maintain good customer relations and to identify new business opportunities. These individuals could terminate their employment with us at any time or could take actions beyond our control necessitating their termination. We have had some recent departures from our senior management team, which has resulted in remaining members bearing additional responsibilities as we seek to recruit additional leadership talent.

Our ability to attract and retain employees is highly dependent upon our commitment to a diverse and inclusive workplace, ethical business practices and other qualities. We have experienced acts of misconduct by senior employees in the past, and while we strive to create a culture in which our colleagues act with integrity and respect, we cannot assure you that such acts of misconduct, whether or not reported, will not recur in the future. Acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage our reputation. Negative public opinion could result from actual or alleged conduct by us or those currently or formerly associated with us, and from any number of activities or circumstances, including operations, employment-related offenses (such as sexual harassment and discrimination), regulatory compliance and actions taken by regulators or others in response to such conduct. The outcome of any allegations, lawsuits, claims or legal proceedings is inherently uncertain and could result in significant costs, damage to our brands or reputation and diversion of management’s attention from our business. Any damage to our reputation or payments of significant amounts, even if reserved, could materially and adversely affect our business, reputation, financial condition, results of operations and cash flows.

In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. Additionally, in order to retain our existing employees and manage potential attrition, including as a result of stock price decreases and market volatility that may impact the actual or perceived value of our equity awards, we may issue additional equity awards, which could negatively impact our results of operations. Moreover, following the Closing and the lock-up period, many of our employees may be eligible to receive significant proceeds from the sale of common stock in the public markets. This may lead to higher employee attrition rates. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. The loss of any of our continuing executive officers, members of our senior management team or key employees could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships and impair our ability to identify and secure new contracts and otherwise manage our business.

Our company values have contributed to our success. If we cannot maintain these values as we grow, we could lose certain benefits we derive from them and our employee turnover could increase, which could harm our business.

We believe that our company values have been and will continue to be a key contributor to our success. We have historically rapidly increased our workforce across all departments, before instituting our COVID-19 furloughs. Our anticipated headcount growth, combined with our transition from a privately held to a publicly traded company, may result in changes to certain employees’ adherence to our core company values. If we do not continue to maintain our adherence to our company values as we grow, including through any future acquisitions or other strategic transactions, we may experience increased turnover in a portion of our current employee base and may not continue to be successful in hiring future employees. Moreover, following the Business Combination and expiration of any lock-up periods and securities law restrictions, many of our employees may be eligible to receive significant proceeds from the sale of common stock in the public markets. This may lead to higher employee attrition rates. If we do not replace departing employees on a timely basis, our business and growth may be harmed.

Labor-related matters, including labor disputes, may adversely affect our operations.

None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the negative effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in manufacturing and operations, and increases in our labor costs, which could harm our business, results of operations and financial condition. In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act and disability claims. Any claims could also result in litigation against us or regulatory proceedings being brought against us by various government agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition or results of operations.

We have limited experience with respect to determining the optimal prices and pricing structures for our technologies, which may impact our financial results.

We expect that we may need to change our pricing model from time to time, including as a result of competition, global economic conditions, reductions in our customers’ spending levels generally, changes in product mix, pricing studies or changes in how data analytics are employed by organizations. Similarly, as we introduce new technologies, or as a result of the evolution of our existing technologies, we may have difficulty determining the appropriate price structure for our technologies. Our pricing for flights also fluctuates significantly depending on mission parameters and by customer, which impedes predictability of revenue for each flight and can result in cost overruns. We currently have fixed-price orders with certain customers, as opposed to subscription or usage-based contracts. During the year ended December 31, 2022, 100% of our net sales were from fixed-price purchase orders under our contracts. Under fixed-price orders, we agree to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. As a result, all fixed-price orders involve the inherent risk of unreimbursed cost overruns. Our failure to estimate accurately the resources and schedule required for such fixed-price contracts, or our failure to complete our contractual obligations in a manner consistent with the terms of the fixed-price contract, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. To the extent we incur unanticipated cost overruns on a fixed-price contract, our profitability would be adversely affected. Further, our competitive advantage in the space imaging and analytics market is the low cost of our Stratollites, as compared to the alternatives of satellites and drone services. With our relatively lower price point, cost overruns are disproportionately damaging to our revenue mix, margins and profitability as compared to our competitors. Future profitability is subject to risks including the ability of suppliers to deliver components of acceptable quality on schedule.

We currently expect to introduce a subscription service in the near term for our remote sensing services. We and our sales team currently have limited experience with a subscription service, and we are still determining how best to market, price and support adoption of this model. As a result, any shift in our sales strategy focused on customer acquisition for our subscription service could result in near term fluctuations in our financial results as compared to prior periods. There can be no assurance that our customers will enroll in our subscription service or that such customers will renew their subscriptions or ramp their usage of our services. In addition, there can be no assurance as to the length of time required to attain substantial market adoption of our subscription service, if at all. Further, if we are unsuccessful in our efforts to drive market adoption of our subscription service, or if we do so in a way that is not profitable, fails to compete successfully against our current or future competitors, or fails to adequately differentiate our subscription service from alternatives, our growth, business, results of operations, and financial condition could be harmed. In addition, as new and existing competitors introduce new technologies that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our technologies to larger organizations, these larger organizations may demand substantial price concessions. As a result, we may be required from time to time to revise our pricing structure or reduce our prices, which could adversely affect our business, operating results and financial condition.

We are subject to risks and uncertainties associated with international operations, which may harm our business.

We have limited experience in managing operations outside the United States and expect to expand our remote sensing business outside the United States as part of our overall strategy. If we fail to deploy or manage our operations in other countries successfully, our business and operations may suffer. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

•

political, social and/or economic instability, including geopolitical tensions such as the current events involving Ukraine and Russia and any sanctions or heightened tensions that result from such a conflict;

•	risks related to government regulations in foreign jurisdictions and unexpected changes in regulatory requirements and enforcement;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	enhanced difficulties of integrating any foreign acquisitions;

•	burdens of complying with a variety of foreign laws;

•	reduced protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

•

different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions;

•	compliance with statutory equity requirements; and

•	management of tax consequences.

If we are unable to manage the complexity of global operations successfully, our financial performance and operating results could suffer. Further, given the global scope of our remote sensing capabilities and the associated data collected, it is probable that certain governments, state actors or large businesses, among other powerful entities, may object to our operations and the collection of this data. Further, our Stratollites, infrastructure, archived data, information technology and communications systems, and other related systems, may have already been or could be in the future compromised by cyberattacks or other incursions by such entities, including as a result of the sensitive information we capture, provide and otherwise process. We may also be subject to increased U.S. government scrutiny over our technologies as we expand into certain non-U.S. jurisdictions. Our future contracts with non-U.S. customers may also be denominated in currencies other than the U.S. dollar, which may expose us to significant foreign currency fluctuations. If any of the foregoing were to occur, our business would be seriously harmed.

The market for our technologies and services may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our technologies and services, the entry of competitive technologies or the future growth rate and size of the space imaging and analytics market. The expansion of this market depends on a number of factors, including performance and perceived value associated with the use cases for space imaging and analytics, as well as advancements in competing technologies of space imaging and analytics technologies, such as satellites and drone services. If we have a security incident or experience loss of customer data, disruptions in operations or other similar problems, the market for space imaging and analytics as a whole, including our technologies, may be negatively affected. If high altitude balloon technology does not achieve market acceptance, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data privacy or security concerns, government regulation, competing technologies and products, decreases in customer spending or otherwise, the market for our technologies might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations.

Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations.

We intend to recognize a significant portion of our revenue ratably over the term of our subscription service. As a result, any decreases in new subscriptions or renewals in any one period may not immediately be fully reflected as a decrease in revenue for that period but would negatively affect our revenue in future quarters, even though such a decrease would be reflected in certain of our key metrics as of the end of such period. This will also make it difficult for us to rapidly increase our revenue through the sale of additional flights or subscriptions in any period, as revenue will be recognized over the term of the subscription. In addition, fluctuations in usage of our subscription service could affect our revenue on a period-over-period basis. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock would decline substantially, and we could face costly lawsuits, including securities class actions.

Our subscription service will depend on customers purchasing subscriptions and usage-based minimum commitments as well as expanding their use of our technologies and services.

The future success of our subscription service will depend in part on our ability to expand our customers’ use of our offering into additional use cases, our customers purchasing subscriptions, which may include usage-based minimum commitments, and then renewing such subscriptions and usage-based minimum commitments, and our ability to develop our offering for additional use cases and applications. In order for us to maintain or improve our results of operations, it is important that our customers enter into relationships with us that increase in value over time, such as through renewing and expanding their subscriptions with us, including through the use of our offering for additional use cases and applications. Although we seek to increase our revenue through expanded use of our offering by customers in additional use cases, we may not be successful in such efforts. Some of our customers may prefer dedicated flight demand services over our subscription service, particularly those with more complex missions, and some customers also require solely dedicated demand flight services for their mission. If we cannot ramp our subscription service, we may not be successful in scaling our business; thus, our business, growth, results of operations and financial conditions may be negatively impacted. Customers may elect not to renew their subscriptions with us for a variety of reasons, including as a result of competing technologies, including those provided by satellites and drone services, and the effects of global macroeconomic conditions and uncertain geopolitical events. These factors may also be exacerbated if our customer base of larger enterprises grows, which may require increasingly sophisticated and costly sales efforts. If our customers do not purchase and renew their subscriptions and/or usage-based minimum commitments, expand their use of our offering and purchase additional products from us, our revenue may decline and our business, financial condition and results of operations may be harmed.

Changes in tax laws or tax rulings could harm our financial position and results of operations.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act (the “Tax JOBS Act”), made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future net operating loss (“NOL”) carryforwards, allowing for the expensing of certain capital expenditures, and putting into effect the migration from a “worldwide” system of taxation to a territorial system. The issuance of additional regulatory or accounting guidance related to the Tax JOBS Act could materially affect our tax obligations and effective tax rate in the period issued. In addition, many countries in Europe, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase our tax obligations in the countries where we do business or require us to change the manner in which we operate our business.

The Organization for Economic Cooperation and Development and G20 have been working on a Base Erosion and Profit Shifting Project, and issued a report in 2015, an interim report in 2018 and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries have proposed or enacted taxes applicable to digital services, which could apply to our business.

Because we intend to expand the scale of our international business activities, these types of changes to the taxation of our activities could increase our worldwide effective tax rate and increase the amount of taxes imposed on our business. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our consolidated financial statements. Any of these outcomes could harm our financial position and results of operations.

We could be required to collect sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our technologies and services and adversely affect our results of operations.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al. (“Wayfair”) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2022, we had NOL carryforwards for federal and state income tax purposes of $104.9 million and $102.9 million, respectively, which may be available to offset taxable income in the future. $21.6 million federal NOL carryforwards and $102.6 million state NOL carryforwards expire in various years beginning in 2033 if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” (as defined under Section 382 of the Code and applicable Treasury Regulations) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience a future ownership change (including, potentially, in connection with this Business Combination) under

Section 382 of the Code that could affect our ability to utilize the NOLs to offset our income. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in tax laws and regulations or the interpretation of them, including the Tax JOBS Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our results of operations.

Risks Related to Intellectual Property

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries covering our proprietary technology. We rely primarily on a combination of trade secrets, patents and other intellectual property laws to protect the proprietary aspects of our technology and our brands and to prevent others from developing and commercializing products that violate our intellectual property rights. However, these means may afford only limited protection and may not prevent our competitors from duplicating our products, prevent our competitors from gaining access to our proprietary information and technology, or permit us to gain or maintain a competitive advantage. Moreover, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property, and such unauthorized uses may be difficult to detect. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours. Any of these scenarios may adversely affect the conduct of our business.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to seeking patent protection for our products, we rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position. We seek to protect such proprietary information, in part, through confidentiality and invention assignment agreements with our employees, collaborators, contractors, advisors, consultants and other third parties upon the commencement of their relationship with us.

We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information. Additionally, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third party, our competitive position could be materially and adversely harmed.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or independently developed by competitors.

We engage in business and technology collaborations with third-party partners that may result in the partner owning, or the parties jointly owning, certain intellectual property which may be based on or derived from our or the partner’s proprietary information and intellectual property. If we do not have adequate rights to use such partner-owned intellectual property, we may be restricted from using it in our products and services. If we and the partner jointly own any such intellectual property, the partner may have the ability to compete with our products and services.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our current or future patents, patent applications, or other intellectual property, including as an inventor or co-inventor. We may be subject to ownership or inventorship disputes in the future arising, for example, from conflicting obligations of consultants, contractors or others who are involved in developing our products. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property or be required to pay royalties for access to such intellectual property rights (which may not be commercially reasonable). Other owners may also be able to license such rights to other third parties, including our competitors. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks.

Opposition or cancellation proceedings have in the past been, and may in the future be, filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. On November 10, 2022, Maxar Technologies Holding Inc. and Maxar Intelligence Inc. filed a cancellation proceeding before the Patent Trial and Appeal Board of the U.S. Patent and Trademark Office seeking cancellation of one of our five trademark registrations for WORLD VIEW. If we are unsuccessful in this cancellation proceeding, our trademark registration for such WORLD VIEW mark could be narrowed or canceled. Any such outcome may impair our ability to exclude competitors from using a confusingly similar mark, potentially impacting our commercial success.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technology infringes upon the intellectual property or other proprietary rights of third parties. Defending against, or otherwise addressing, any such claims, whether they are with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot guarantee that we would be able to: obtain from the third party asserting the claim a license on commercially reasonable terms, if at all; develop alternative technology on a timely basis, if at all; or obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected technology. An adverse determination also could prevent us from offering our technology to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

Risks Related to Legal, Regulatory, Accounting and Tax Matters

Our business is subject to evolving government laws and regulations, including those promulgated by the FAA. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to laws and regulations promulgated by the FAA, including, but not limited to, 14 C.F.R. Part 101 (“FAA Part 101”). Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. While we currently operate in the United States in compliance with FAA Part 101, we may expand our operations internationally and laws and regulations in other countries may have requirements that differ from FAA Part 101, and we may not be in compliance with each such country’s specific set of laws and regulations. Further, future operations under consideration, such as human stratospheric balloon flight, may be subject to myriad regulations outside of those that currently govern our remote sensing operations under FAA Part 101. Human stratospheric balloons, for example, will be regulated instead under the FAA’s Commercial Space Regulations. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions.

Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition. Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirement under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or result in a delay or the denial, suspension or revocation of licenses, certificates, authorizations or permits, which could prevent us from operating our business. Future bans, denials of similar licenses or operational approvals may occur and could have a material adverse effect on our operations, sales, profitability, cash flows and overall financial condition. For example, as a result of geopolitical events, among other circumstances, countries may in the future choose to implement new laws and regulations that may make it difficult for our Stratollites to operate, which could have a material adverse effect on our operations, sales, profitability, cash flows and overall financial condition. Moreover, in the future, the Department of Commerce may change regulations regarding image quality, and we may become subject to additional regulations from the Department of Commerce. Regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs.

Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our technologies from the United States and abroad, and increasing our costs and the time necessary to obtain required authorizations. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters, which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, sensitive third-party data, business plans, transactions, and financial information (collectively, “sensitive data”).

Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) imposes specific requirements on electronic communications with customers and prospects. Additionally, the California Consumer Privacy Act of 2018 (“CCPA”), as amended by the California Privacy Rights Act of 2020 (“CPRA”), applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights.

Other states, such as Virginia, Utah, Iowa and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data, including through our website. Our inability or failure to do so could result in adverse consequences.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security, and may apply to our processing of consumer data. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the EU GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”), the UK Data Protection Act 2018, Canada’s Personal Information Protection and Electronic Documents Act, and Australia’s Privacy Act impose strict requirements for processing personal data, and provide consumers with certain rights with respect to their data.

We may also publish privacy policies and marketing materials, and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. We are also subject to contractual obligations related to data privacy and security, which may be more stringent than or different from our obligations under applicable laws. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf, and we expect this to continue in the future. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations.

Fines, penalties, and other potential costs (including as arising from litigation) for failing to comply with such obligations may be significant. For example, the CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows, or face challenges or significant expenses to do so. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States now or in the future. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activities groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. For example, we may be subject to the Payment Card Industry Data Security Standard (“PCI DSS”). The PCI DSS requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI DSS can result in penalties ranging from $5,000 to $100,000 per month by credit card companies, litigation, damage to our reputation, and revenue losses. We also rely on vendors to process payment card data, who may be subject to PCI DSS, and our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance.

If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We are subject to environmental, health and safety regulations, and may be subject to additional environmental, health and safety regulation in the future, and may incur substantial costs as a result.

We are subject to federal, state, local, and foreign laws, regulations and ordinances relating to human or worker health and safety and the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases, impacts of operations on the environment, and the handling, management and disposal of, and exposure of humans and workers to, hazardous substances and waste materials. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal and many state laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental, health and safety laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not presently believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect our operations, operating costs or competitive position.

Additionally, federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal and many state laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties or at third-party sites where we have sent hazardous substances for disposal without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred.

Our business could suffer as a result of tariffs and trade sanctions or similar actions. We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our technologies, as well as run our operations in the United States and globally, in full compliance with such laws and regulations, which include the Export Administration Regulations (“EAR”), the International Traffic in Arms Regulations (“ITAR”), and economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”). Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export, transfer, or re-transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for certain end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm. Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of our technologies, and (ii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our flight business. The authorization requirements include the need to get permission to release controlled technology to foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Although we have taken precautions to prevent our products and technology from being provided, deployed or used in violation of export control and sanctions laws, in November 2021, we inadvertently provided controlled third-party technical data to a UK consultant in apparent violation of U.S. export control laws. In December 2021, we submitted to the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, an initial notification of voluntary self-disclosure concerning this apparent violation and will be filing the final voluntary self-disclosure to BIS after completing review of the matter. We are also in the process of further enhancing our policies and procedures relating to export control and sanctions compliance, including the implementation of a technology control plan for all export-controlled projects and personnel trainings. However, we cannot assure you that our policies and procedures relating to export control and sanctions compliance, including following our planned enhancements, will prevent violations in the future. Any failure to comply with applicable export control and sanctions laws, including any adverse findings against us in connection with our pending self-disclosure to BIS, may materially affect us through reputational harm, as well as other negative consequences, including government investigations, substantial civil or criminal penalties and possible loss of export or import privileges.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the FCPA, U.S. domestic bribery laws, the U.K. Bribery Act, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with business partners and third-party intermediaries to market our technologies and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, our employees and agents may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Increased constraints and limitations on our ability to fly our Stratollites over foreign countries in transit to an operational area could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.

Our ability to operate over foreign countries or fly our Stratollites over foreign countries as we are enroute to areas of operation is regulated by air transport agreements and related agreements between the United States and foreign governments, and subject to change, as the applicable agreements between the United States and foreign governments may be amended from time to time. We fly above the controlled air space where commercial flights take place, and we fly with an Automatic Dependent Surveillance-Broadcast transponder to make both Air Traffic Control centers and other airplanes aware of our location. We have been able to fly over other nation’s airspace as another aircraft. However, our access to new international markets may be limited by the applicable air transport agreements between the United States and foreign governments and our ability to obtain the necessary authority from the United States and foreign governments to fly our Stratollites over foreign countries. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals and restrictions on competitive practices. For example, if it becomes unacceptable to foreign countries for us to fly our Stratollites over their airspace, it will increase our costs relative to launch locations and mission logistics. Moreover, it could be a severe constraint on our subscription service business for which we expect to fly over broad regions, collecting mapping and other remote sensing data. If we are not able to comply with this complex and changing regulatory regime, our business could be significantly harmed.

Risks Related to Ownership of Securities and Operating as a Public Company

The financial projections in this proxy statement/prospectus may not prove to be reflective of actual future results.

This proxy statement/prospectus contains projections and forecasts prepared by World View. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines or GAAP. Accordingly, such projections and forecasts should not be viewed as public guidance. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of World View and Leo and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of New World View’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: customer demand for New World View’s products and services, an evolving competitive landscape, rapid technological change, regulatory changes, successful management and retention of key personnel, unexpected expenses and general economic conditions. While World View and Leo assume responsibility for the accuracy and completeness of the projections and forecasts to the extent included in this proxy statement/prospectus, investors are cautioned not to place undue reliance on the projections, as the projections may be materially different than actual results.

Investments in us may be subject to U.S. and non-U.S. foreign investment screening regulations, which may impose conditions or limitations on certain investment transactions (including, but not limited to, limits on purchasing our capital stock, limits on our ability to share information with our shareholders, corporate governance modifications, forced divestitures, or other measures).

Certain investments that involve the acquisition of or investment in a U.S. business by a non-U.S. buyer or investor may be subject to review and approval by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of the investor’s beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person (as defined in 31 CFR § 800.208) always have been subject to CFIUS jurisdiction. Significant CFIUS reform legislation—which was fully implemented through regulations that became effective in October 2020—expanded the scope of CFIUS’s jurisdiction to cover investments that do not involve “control” dynamics but nonetheless afford certain foreign investors certain information or governance rights in U.S. businesses that have a qualifying nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data” (as defined in 31 CFR §§ 800.215, 800.214, and 800.241, respectively). The new CFIUS legislation and implementing regulations also imposed mandatory CFIUS filing requirements for certain transactions involving U.S. businesses with a qualifying nexus to critical technologies.

The Business Combination is subject to review and approval by CFIUS, because Leo is a “foreign person” as defined at 31 CFR § 800.224 and will be able to exercise “control” as defined in 31 CFR § 800.208 at the initial combination, and World View produces, tests, designs, develops, fabricates, and/or manufactures one or more “critical technologies,” as defined at 31 CFR § 800.215, including but not limited to payloads controlled under the U.S. International Traffic in Arms Regulations and the U.S. Export Administration Regulations. As part of its review of the Business Combination, CFIUS may impose requirements on the management, control and conduct of our business or may recommend to the President of the United States that he prohibit the Business Combination from proceeding. CFIUS’s review may have outsized impacts on the certainty, timing, feasibility, and cost of the Business Combination and, correspondingly, the listing of New World View’s securities on the NYSE or Nasdaq, as applicable.

Moreover, as other countries continue to enact or strengthen their own foreign direct investment (“FDI”) screening regimes, certain acquisition and investment transactions within and outside U.S. jurisdiction may be subject to review by non-U.S. FDI regulators. Any review and approval of an investment or acquisition transaction by CFIUS or another FDI regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. The CFIUS regime and other FDI regulatory policies and practices are rapidly evolving, and in the event CFIUS or another FDI regulator reviews one or more proposed or existing investments by investors in us, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. For example, CFIUS or another FDI regulator may require us to divest some or all of our business operations, impose requirements on the management, control and conduct of our business, or impose limitations or restrictions on, or prohibit, investments by certain investors (including, but not limited to, the imposition of limits on purchasing our common stock, limits on our ability to share information with such investors, governance modifications, or forced divestiture, among other things).

An active trading market for common stock may never develop or be sustained, which may make it difficult to sell the shares of common stock you receive.

After the Closing, the price of our common stock may fluctuate significantly due to general market and economic conditions and forecasts, our general business condition and the release of our financial reports. An active trading market for our common stock may not develop or continue or, if developed, may not be sustained, which would make it difficult for stockholders to sell their shares of common stock at an attractive price (or at all). The market price of our common stock may decline below stockholders’ deemed purchase price, and they may not be able to sell their shares of common stock at or above that price (or at all). Additionally, if our common stock is delisted from NYSE for any reason and is quoted on the Over-the-Counter (“OTC”) Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our common stock may be more limited than if we were quoted or listed on NYSE or another national securities exchange. Stockholders may be unable to sell common stock unless a market can be established or sustained.

Delaware law and New World View’s Proposed Governing Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Governing Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of New World View Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current stockholders of the New World View Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Governing Documents include provisions regarding:

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the ability of the New World View Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the New World View Proposed Certificate of Incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the limitation of the liability of, and the indemnification of, New World View’s directors and officers;

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the ability of the New World View Board to amend the bylaws, which may allow the New World View Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

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advance notice procedures with which stockholders must comply to nominate candidates to the New World View Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or extraordinary general meetings of stockholders and delay changes in the New World View Board and may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New World View;

•	providing that the New World View Board is expressly authorized to make, alter or repeal the Proposed Bylaws;

•	the removal of the directors of the New World View Board by its stockholders with or without cause;

•	the ability of the New World View Board to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances;

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the Proposed Certificate of Incorporation will prohibit, subject to the rights of the holders of shares of preferred stock permitting the holders of such series of preferred stock to call a special general meeting of the holders of such series, the New World View stockholders from calling a special general meeting of the stockholders;

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the Proposed Certificate of Incorporation will prohibit, subject to the rights of the holders of shares of preferred stock to act by written consent, any stockholders from taking any action by written consent; and

•

that certain provisions may be amended only by the affirmative vote of holders of at least two-thirds of the shares of the outstanding capital stock entitled to vote generally in the election of New World View directors.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the New World View Board or management.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect immediately prior to the closing of the Business Combination, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws;

•

any action seeking to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, each to be effective immediately prior to the Closing;

•	any action as to which DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation, to be effective immediately prior to the Closing, will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions, and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, to be effective immediately prior to the Closing. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation, to be effective immediately prior to the Closing, to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

General Risk Factors

Significant inflation could adversely affect our business and financial results.

Although historically our operations have not been materially affected by inflation and we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs, the rate of current inflation and resulting pressures on our costs and pricing could adversely impact our business and financial results. Inflation can adversely affect us by increasing our operating costs, including our materials, freight and labor costs, which are already under pressure due to supply chain constraints and the continuing effects of the COVID-19 pandemic. As interest rates rise to address inflation, such increases will also impact the base rates applicable in our credit arrangements and will result in borrowed funds becoming more expensive to us over time; similar financing pressures from inflation also can have a negative impact on customers’ willingness to purchase our technologies and services in the same volumes and at the same rates as previously anticipated. In a highly inflationary environment, we may be unable to raise the prices of our technologies and services at or above the rate of inflation, which could reduce our profit margin.

In the future, we expect to expand our operations beyond the United States, which could expose us to foreign currency exchange risk. Given the volatility of exchange rates, there is no guarantee that we will be able to effectively manage risks related to currency transactions and/or translation, which could adversely affect our operating results.

The Company’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the New World View Common Stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the New World View Board’s attention and resources from the Company’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Additional Risks Related to Ownership of New World View Common Stock Following the Business Combination and New World View Operating as a Public Company

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to New World View after the consummation of the Business Combination.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, New World View will incur significant legal, accounting and other expenses that World View does not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and NYSE, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations. We expect that New World View’s management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when New World View is no longer an emerging growth company. We are in the process of hiring additional accounting personnel and, as a public company, may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function.

We also expect that operating as a public company will make it more expensive for New World View to obtain director and officer liability insurance, and New World View may be required to accept reduced coverage or incur substantially higher costs to obtain the same or similar coverage. This could also make it more difficult for New World View to attract and retain qualified people to serve on its board of directors, board committees or as executive officers.

The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

The NYSE or Nasdaq may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

Currently, the Leo Class A Ordinary Shares are publicly traded on the NYSE. We intend to list New World View’s Common Stock on the NYSE or Nasdaq under the symbol “WVUE” upon the Closing. Leo cannot assure you that its securities will continue to be listed on the NYSE in the future or that New World View Common Stock will be listed on the NYSE or Nasdaq following the Business Combination. In order to continue listing its securities on the NYSE or Nasdaq following the Business Combination, New World View will be required to maintain certain financial, distribution and stock price levels. Generally, New World View will be required to maintain a minimum market capitalization and a minimum number of holders of our securities.

Additionally, in connection with the Business Combination, New World View will be required to demonstrate compliance with the NYSE’s or Nasdaq’s initial listing requirements, which are more rigorous than the NYSE’s and Nasdaq’s respective continued listing requirements, in order to continue to maintain the listing of its securities on the NYSE or Nasdaq. For instance, on the NYSE, New World View’s stock price would generally be required to be at least $4.00 per share and our market capitalization would generally be required to be at least $200,000,000. We cannot assure you that New World View will be able to meet those listing requirements at that time.

If the NYSE or Nasdaq delists New World View Common Stock from trading on its exchange and we are not able to list our securities on another national securities exchange, Leo expects the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that the New World View Common Stock is a “penny stock” which will require brokers trading in the New World View Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The price of New World View’s securities may be volatile.

Upon consummation of the Business Combination, the price of New World View’s securities may fluctuate due to a variety of factors, including:

•	changes in the industry in which New World View operates;

•	the success of competitive services or technologies;

•	developments involving New World View’s competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	the recruitment or departure of key personnel;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•

general economic, industry and market conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, inflation, international currency fluctuations, political instability and acts of war or terrorism; and

•	the other factors described in this “Risk Factors” section.

These market and industry factors may materially reduce the market price of New World View Common Stock regardless of the operating performance of New World View, including the World View businesses acquired in the Business Combination.

In addition, companies that have experienced volatility in the market price of their stock have frequently been the subject of securities class action and shareholder derivative litigation. We could be the target of such litigation in the future. Class action and derivative lawsuits, whether successful or not, could result in substantial costs, damage or settlement awards and a diversion of our management’s resources and attention from running our business, which could materially harm our reputation, financial condition and results of operations.

New World View does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New World View currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New World View Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as the New World View Board deems relevant. As a result, you may not receive any return on an investment in New World View Common Stock unless you sell New World View Common Stock for a price greater than that which you paid for it.

The Company will qualify as an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make its common stock less attractive to investors.

Following the consummation of the Business Combination, we will qualify as an “emerging growth company” under SEC rules. As an emerging growth company, we will be permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: (1) an exemption from compliance with the auditor attestation requirement in the assessment of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002; (2) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (3) reduced disclosure obligations regarding executive compensation arrangements in periodic reports, registration statements and proxy statements; and (4) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. As a result, the information we provide will be different than the information that is available with respect to other public companies that are not emerging growth companies. If some investors find the New World View Common Stock less attractive as a result, there may be a less active trading market for the New World View Common Stock and the market price of the New World View Common Stock may be more volatile.

Risks Related to Ownership of New World View Common Stock Following the Business Combination

All references in this section to “we,” “us” or “our” refer to Leo prior to the Closing and New World View after the Closing, as the context requires. References to the “Company” refer to New World View and its consolidated subsidiaries subsequent to the Business Combination.

Subsequent to the completion of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence we conducted on World View will reveal all material issues that may be present with regard to World View, or that factors outside of our control will not later arise. As a result of unidentified issues or factors outside of our control, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by Leo. Even though these charges may be non-cash items that would not have an immediate impact on our liquidity, reporting charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause us to violate leverage or other covenants to which we are subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.

Our ability to be successful following the Business Combination will depend upon the efforts of the Company’s Board and World View’s key personnel and the loss of such persons could negatively impact the operations and profitability of the Company’s business following the Business Combination.

Our ability to be successful following the Business Combination will be dependent upon the efforts of the New World View Board and key personnel and we cannot assure you that, following the Business Combination, our Board and our key personnel will be effective or successful or remain with the Company. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause our management to expend time and resources becoming familiar with such requirements.

Future resales of New World View Common Stock after the consummation of the Business Combination may cause the market price of the Company’s securities to drop significantly, even if the Company’s business is doing well.

Pursuant to the Letter Agreement and the Proposed Bylaws, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor Holders, those receiving shares of New World View Common Stock as consideration pursuant to the Business Combination Agreement, directors, officers and employees of the Company receiving shares of New World View Common Stock upon the settlement or exercise of warrants, stock options or other equity awards, and warrant holders of the Company receiving shares of New World View Common Stock upon the settlement or exercise of such warrants (other than holders of the Leo Public Warrants) will be contractually restricted from selling or transferring any of their shares of New World View Common Stock. Such restrictions begin at Closing and end, in the case of the shares that are restricted pursuant to the Proposed Bylaws, on the date that is 180 days after Closing, and with respect to the Sponsor Holders, ending on the date that is 365 days after the Closing.

However, following the expiration of the applicable lock-up period, such equity holders will not be restricted from selling shares of the New World View Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of New World View Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New World View Common Stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Company’s share price or the market price of the New World View Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

In addition, pursuant to the Registration Rights Agreement, we will register the New World View Private Placement Warrants for resale following the completion of the Business Combination. The resale or possible resale of the New World View Private Placement Warrants could have the effect of increasing the volatility in the price of the New World View Warrants or cause such price to decline.

A small number of shareholders will continue to have substantial control over the Company after the Business Combination, which may limit other shareholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over the Company.

Upon completion of the Business Combination, the directors and executive officers of the Company, and beneficial owners expected to own 5% or more of its voting securities and their respective affiliates, will

beneficially own, in the aggregate, approximately     % of its outstanding New World View Common Stock, assuming no Public Shareholders redeem their Leo Ordinary Shares. This significant concentration of ownership may have a negative impact on the trading price for the New World View Common Stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the other shareholders.

If the Company’s operating and financial performance in any given period does not meet the guidance provided to the public or the expectations of investment analysts, the market price of the New World View Common Stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, subject to the risks and uncertainties described in this proxy statement/prospectus and in our other public filings and public statements. The ability to provide this public guidance, and the ability to accurately forecast our results of operations, could be negatively impacted by macroeconomic uncertainty and the current conflict in Ukraine. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of unfavorable or uncertain economic and market conditions, such as the current global economic uncertainty being experienced and the current inflationary environment in the United States. If, in the future, our operating or financial results for a particular period do not meet any guidance provided or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of the New World View Common Stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or reports about the Company’s business or publish negative reports, the market price of the New World View Common Stock could decline.

The trading market for the New World View Common Stock will be influenced by the research and reports that industry or securities analysts publish about us and our business. If regular publication of research reports ceases, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of the New World View Common Stock to decline. Moreover, if one or more of the analysts who cover us downgrade the New World View Common Stock or if reporting results do not meet their expectations, the market price of the New World View Common Stock could decline.

Subsequent to the consummation of the Business Combination, we may issue additional shares of New World View Common Stock (including upon the exercise of warrants), which would increase the number of shares eligible for future resale in the public market and result in dilution to Company shareholders.

Outstanding warrants to purchase an aggregate of 16,041,667 shares of New World View Common Stock, including both New World View Public Warrants and New World View Private Placement Warrants, will become exercisable beginning thirty days after the completion of the Business Combination provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of New World View Common Stock issuable upon exercise of the New World View Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). Each warrant entitles the holder thereof to purchase one share of New World View Common Stock at a price of $11.50 per whole share, subject to adjustment. We also intend to seek additional equity financing, including in the form of equity lines of credit or committed equity facilities, shortly following the Closing, which will result in further dilution and may cause our stock price to fluctuate.

The issuance of additional shares of New World View Common Stock as a result of any of the aforementioned transactions may result in dilution to the then-existing holders of New World View Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the New World View Common Stock.

The Company may issue additional shares of New World View Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of the New World View Common Stock.

Pursuant to the 2023 Plan, following the consummation of the Business Combination, we may issue an aggregate of up to the number of shares equal to      percent (    %) of New World View Common Stock issued and outstanding at the Effective Time, which amount will be subject to increase from time to time. For additional information about this plan, please read the discussion under the heading “Proposal No. 6—The Equity Incentive Plan Proposal.” We may also issue additional shares of New World View Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•	existing shareholders’ proportionate ownership interest in the Company will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each share of previously outstanding common stock may be diminished; and

•	the market price of the New World View Common Stock may decline.

Leo’s shareholders will experience dilution due to the issuance of shares of New World View Common Stock, and securities that are exercisable for shares of New World View Common Stock, to World View’s security holders as consideration in the Business Combination.

Based on World View’s and Leo’s current capitalization, we anticipate issuing to World View’s shareholders an aggregate of up to                  shares of New World View Common Stock pursuant to the Business Combination Agreement (including the shares of World View Common Stock resulting from the conversion of World View Preferred Stock, World View Convertible Notes, World View simple agreements for future equity and shares resulting from the net exercise of warrants to purchase World View capital stock, provided such net exercise requires consent from such holders issued and outstanding immediately prior to the Effective Time (other than World View Dissenting Shares and World View Canceled Shares)) (and it is currently expected that Leo’s current shareholders would hold in the aggregate approximately     % of the outstanding New World View Common Stock (assuming that no Class A Ordinary Shares are redeemed by Public Shareholders). If any of the Class A Ordinary Shares are redeemed in connection with the Business Combination, the percentage of the outstanding New World View Common Stock held by the Public Shareholders will decrease and the percentages of the outstanding New World View Common Stock held immediately following the Business Combination by the Leo Initial Shareholders and World View’s security holders will increase. To the extent that any of the outstanding New World View Warrants are exercised for shares of the New World View Common Stock, Leo’s existing shareholders would experience additional dilution. Such dilution could, among other things, limit the ability of Leo’s current shareholders to influence the Company’s management through the election of directors following the Business Combination. For additional information regarding dilution that Public Shareholders may experience in connection with the closing, see “Summary of the Proxy Statement/Prospectus—Equity Ownership Upon Closing.”

Risks Related to Our Space Tourism Offerings

We may pursue human stratospheric balloon flight business opportunities which may never come to fruition and instead cause a material adverse effect on our business.

We anticipate there could be additional market opportunities for our stratospheric balloons, including those relating to space tourism, which we may address through our human stratospheric balloon flight experiences. However, there are considerable scientific, technological, financial, commercial, regulatory and other risks, challenges, costs and requirements of successfully executing on any business plan associated with space tourism or any other opportunities and there is no assurance we will ever be able to realize any of the benefits from pursuing any such opportunities. Such pursuits would require us to adopt a business model with which we have limited experience, scale our human stratospheric balloon flight business differently than our remote sensing business and adapt to new and increased regulatory requirements. The development of a human stratospheric balloon flight business would require a significant investment of working capital, which may not be available and may not result in any future revenue. We are currently focused on scaling our remote sensing offering and do not intend to pursue the space tourism market opportunity until we believe we have sufficient resources, including operating cash flow, to further invest in and develop our human stratospheric balloon flight experiences. As such, we may experience harm to our business, including reputational harm, if we ultimately do not pursue or develop our human stratospheric balloon flight offering or if we significantly delay such development.

The sales and marketing requirements and strategies necessary to grow our human stratospheric balloon flight business may also vary substantially from those for space imaging and analytics, and the target user of our services between the two markets is significantly different. As of May 2023, we received more than 1,250 ticket presales for our human stratospheric balloon flight experiences, primarily through direct sales. Our success depends, in part, on our ability to attract new customers in a cost-effective manner. While we had a backlog of over 1,250 tickets presold as of May, 2023, we expect that we will need to make significant investments in order to attract new customers, in part given the novelty of space tourism and the significant costs for the passengers. Our sales growth is dependent upon our ability to implement strategic initiatives and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. As a result, we will need to build and ramp our human stratospheric balloon flight sales and marketing function prior to commercialization, which would require significant additional capital. These sales and marketing initiatives typically have long time horizons, so we will not be able to evaluate the effectiveness of such efforts and initiatives until after we have committed substantial capital. If we do not have sufficient funds to develop and market a human stratospheric balloon flight business, we would have to raise additional funds, which may not be available to us on acceptable terms or at all and which could dilute our stockholders or impact our ability to continue our operations in the future. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new customers at the same rate as past campaigns or brand content. These pursuits could also have the detrimental effect of diverting our management’s time and attention and our resources from other business operations and therefore have a material adverse effect on our business, financial condition and operating results.

Moreover, the market for space tourism has not been established with precision and is still emerging. Our estimates for the total addressable market for space tourism are based on a number of internal and third-party estimates, including our current ticket presales, the number of consumers who have expressed interest in our experience, assumed prices at which we can offer our stratospheric balloon flight experience, assumed flight cadence, our ability to leverage our current manufacturing and operational processes, atmospheric weather conditions and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. The conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. For example, because commercial human spaceflight is a discretionary product category, we would be vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential future customers of our human stratospheric balloon flight business could choose not to make discretionary purchases or could reduce overall spending on discretionary purchases, which could include not scheduling human stratospheric balloon flight experiences or cancelling existing reservations for our human stratospheric balloon flight experiences. As a result, our estimates of the annual total addressable market for space tourism experiences, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

Due to the inherent risks associated with human stratospheric balloon flight, there is the possibility that any accident or catastrophe could lead to the loss of human life or a medical emergency.

Human stratospheric balloon flight is an inherently risky activity that can lead to accidents or catastrophes impacting human life. There is a possibility that accidents may occur in the future for a variety of reasons, some of which may be out of our control. Any such accident could result in substantial losses to us, including reputational harm and legal liability, and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

We have not yet tested flights at our anticipated full passenger capacity of our stratospheric balloon.

The success of our human stratospheric balloon flight operations will depend on our achieving and maintaining a sufficient level of passenger capacity on our stratospheric balloon flights. We have not yet tested flights with a full cabin, and it is possible that the number of passengers per flight may not meet our expectations for a number of factors, including human weight restrictions. Any decrease from our assumptions in the number of passengers per flight could adversely impact our ability to generate revenue at the rate we anticipate.

Any inability to operate our stratospheric balloon flight system after commercial launch at our anticipated flight rate could adversely impact our business, financial condition and results operations.

Operation of stratospheric balloons for recreational passenger travel to the stratosphere involves significantly different considerations and logistics compared to remote sensing. Even if we complete development and commence commercial human stratospheric balloon flight operations, we will be dependent on a single stratospheric balloon flight system. To be successful, we will need to maintain a sufficient flight rate for balloons with commercial passengers, which will be negatively impacted if we are not able to operate that system for any reason. We may be unable to operate our stratospheric balloon flight system at our anticipated flight rate for a number of reasons, including, but not limited to, unexpected weather patterns, maintenance issues, pilot error, design and engineering flaws, natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule flights. In the event we need to replace any components or hardware of our stratospheric balloon flight system, there are limited numbers of replacement parts available, some of which have significant lead time associated with procurement or manufacture, so any unplanned failures could result in reduced numbers of flights and significant delays to our planned growth.

Expansion into space tourism would subject us to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

Space tourism is subject to a wide variety of laws and regulations at the foreign, federal, state and local levels, which are subject to frequent change and for which we may not be able to reasonably predict the impact from, or the ultimate cost of compliance with. Failure to comply with these laws and regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our space tourism business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from launching and operating our stratospheric balloon flight business. For example, commercial space flights, reentry of our Explorer Capsule Systems (which refers to the payload capsule of the stratospheric balloon containing all passengers, crew, flight operations components and life support systems), and the operation of our Explorer Capsule Systems in the

United States are expected to require licenses, permits and evaluations from certain agencies of the Department of Transportation, including the FAA, and review by other agencies of the U.S. Government, including the Department of Defense, Department of State, and Federal Communications Commission. License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership.

Additionally, informed consent and cross-waiver requirements for passengers will be required under FAA regulations and possibly by other Federal or state agencies, and the FAA has the authority to regulate training and medical requirements for crew. Certain related federal and state laws provide for indemnification or immunity in the event of certain losses. However, this indemnification is subject to limits, and money to be used for indemnification under federal laws is still subject to approval by the FAA and Congress. Furthermore, no such claim regarding the immunity provided by these informed consent provisions has been brought in in federal courts, and we are unable to determine whether the protections provided by applicable laws or regulations would be upheld by U.S. or foreign courts.

Regulation of the space tourism industry is still evolving, and, should we successfully expand our human stratospheric balloon flight business, new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. Moreover, potential conflicts between U.S. policy and international norms defining the altitude above the earth’s surface where “space” begins and defining the status of, and obligations toward, passengers could introduce an additional level of legal and commercial complexity. Accordingly, we may not be successful in obtaining regulatory approval, and even if we are, we may not be able to maintain such approval and compliance with all such requirements at all times.

Risks Related to Leo, the Business Combination and the Company

All references in this section to “we,” “us” or “our” refer to Leo prior to the Closing and the Company after the Closing, as the context requires. References to the “Company” refer to New World View and its consolidated subsidiaries subsequent to the Business Combination.

The Sponsor, as well as Leo’s officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and Leo’s officers and directors have agreed to vote any Leo Ordinary Shares owned by them in favor of the Business Combination proposal and the other proposals to be presented at the Shareholder Meeting. As of the date of this proxy statement/prospectus, the Sponsor and Leo’s officers and directors beneficially own in the aggregate shares equal to approximately 67.2% of the issued and outstanding Leo Ordinary Shares. Accordingly, the affirmative vote of Public Shareholders is not required to adopt the Business Combination Proposal. Additionally, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the Sponsor and Leo’s officers and directors had agreed to vote any Leo Ordinary Shares owned by them in accordance with the majority of the votes cast by the Public Shareholders.

Since the Leo Initial Shareholders, including Leo’s officers and directors, have interests that are different, or in addition to (and which may conflict with), the interests of the Public Shareholders, a conflict of interest may have existed in determining whether the Business Combination with World View is appropriate as our initial business combination. Such interests include that Sponsor, as well as our officers and directors, will lose their entire investment in us if our business combination is not completed.

When you consider the recommendation of the Leo Board to vote in favor of approval of the Business Combination Proposal, you should keep in mind that the Leo Initial Shareholders, including Leo’s officers and directors, have interests in such proposal that are different from, or in addition to, those of Leo shareholders generally. These interests include, among other things, the interests listed below:

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the fact that the Sponsor and Leo’s directors and officers, for no compensation, have agreed not to redeem any Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and the Sponsor Holders are obligated to vote in favor of the Business Combination;

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the fact that the Sponsor Holders have irrevocably waived the anti-dilution adjustments set forth in Leo’s organizational documents, or any other anti-dilution or similar adjustment rights to which the Sponsor Holders may otherwise be entitled related to or arising from the Business Combination;

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the fact that the Sponsor Holders paid an aggregate amount of $25,000 for the Founder Shares, which will convert into 9,375,000 shares of New World View Common Stock in accordance with the terms of Leo’s organizational documents and such securities will have a significantly higher value at the time of the Business Combination;

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the fact that the Sponsor paid $10,000,000 for 6,666,667 Leo Private Placement Warrants, each of which is exercisable commencing on the later of 12 months from the closing of the Leo IPO and 30 days following the Closing for one Class A Ordinary Share at $11.50 per share and which, pursuant to the Registration Rights Agreement, will be registered for resale following the Business Combination; if we do not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), then the proceeds from the sale of the Leo Private Placement Warrants will be part of the liquidating distribution to the Public Shareholders and the warrants held by our Sponsor will be worthless;

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the fact that the Leo Initial Shareholders, including the Sponsor (and certain of Leo’s officers and directors who are members of the Sponsor), have invested in Leo an aggregate of $10,025,000, comprised of the $25,000 purchase price for 9,375,000 Founder Shares and the $10,000,000 purchase price for 6,666,667 Leo Private Placement Warrants. Subsequent to the initial purchase of the Founder Shares by the Sponsor, the Sponsor transferred 30,000 Founder Shares to each of its independent directors and 90,000 Founder Shares in the aggregate to its strategic advisors. Assuming a trading price of $                 per Class A Ordinary Share (based upon the closing price of the Class A Ordinary Shares on the NYSE on         , 2023), the 9,375,000 Founder Shares and 6,666,667 Private Placement Warrants held by the Leo Initial Shareholders would have an implied aggregate market value of $                , representing unrealized gain for such holders of $                . Even if the trading price of the shares of New World View Common Stock were as low as $1.07 per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the Leo Private Placement Warrants) would be approximately equal to the initial investment in Leo by the Leo Initial Shareholders. As a result, if the Business Combination is completed, the Leo Initial Shareholders are likely to be able to make a substantial profit on their investment in Leo at a time when shares of New World View Common Stock have lost significant value. On the other hand, if Leo liquidates without completing a business combination before October 12, 2023, the Leo Initial Shareholders will lose their entire investment in Leo;

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the fact that the Sponsor and Leo’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, in which case such holders would lose their entire investment. As a result, the Sponsor as well as Leo’s officers and directors may have a conflict of interest in determining whether World View is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination, particularly given the upcoming termination date in Leo’s Existing Governing Documents as described further below. The Leo Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Shareholders that they approve the Business Combination;

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the fact that the Leo Initial Shareholders including the Sponsor (and the Leo’s officers and directors who are members of the Sponsor) can earn a positive rate of return on their investment, even if other Leo shareholders experience a negative rate of return in New World View, including if the share price of New World View after the Closing falls below the price initially paid for the Leo Public Units in the Leo IPO;

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the fact that the Leo Initial Shareholders and Leo’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Leo Ordinary Shares (other than Public Shares) held by them if Leo fails to complete an initial business combination by October 12, 2023;

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the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into Leo Private Placement Warrants in connection with the consummation of the Business Combination;

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the fact that the Sponsor and Leo’s officers and directors will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if an initial business combination is not consummated by June 12, 2023 (or up to October 12, 2023 if extended). As of the date of this proxy statement/prospectus there are loans extended, fees due or outstanding out-of-pocket expenses amounting in the aggregate to $             for which the Sponsor and Leo’s officers and directors are awaiting reimbursement;

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the fact that if the Trust Account is liquidated, including in the event Leo is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify Leo to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Leo Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the fact that Leo may be entitled to distribute or pay over funds held by Leo outside the Trust Account to Sponsor or any of its affiliates prior to the Closing;

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the fact that Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, have purchased World View Convertible Notes in the aggregate amount of $3,000,000. The notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing;

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the fact that (i) Sameer Gandhi, Deepak Kamra, and Charlie Precourt, current directors of World View, and (ii) Lyndon Lea, the chief executive officer of Leo and             , the              of Leo, are each expected to be directors, and Ryan Hartman is expected to be chief executive officer, of New World View after the consummation of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that the New World View Board determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation;” and

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the fact that the Sponsor Holders will have paid an aggregate of approximately $         for their investment in New World View, as summarized in the table below, and, following the consummation of the Business Combination, the aggregate value of the Sponsor Holders’ investment will be approximately $        , based upon the respective closing prices of the Class A Ordinary Shares on the NYSE and the Leo Public Warrants on the over-the-counter market on             , 2023.

These interests may have influenced the decision of the Leo Board’s directors to approve the Business Combination and to continue to pursue such Business Combination. In considering the recommendations of Leo’s Board of directors to vote for the Business Combination Proposal and other Stockholder Proposals, the Public Shareholders should consider these interests.

If Leo does not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), its Public Shareholders may be forced to wait until after June 12, 2023 (or up to October 12, 2023 if extended) before redemption from the Trust Account.

Leo’s Existing Governing Documents provide (following the approval of the Extension Amendment Proposal) that it has until June 12, 2023 (or up to October 12, 2023 if extended), to consummate an initial business combination. If Leo has not consummated an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Leo Board, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Leo Warrants, which will expire worthless if it fails to consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended). Leo’s Existing Governing Documents provide that, if a resolution of Leo’s shareholders is passed pursuant to the Cayman Islands Companies Act to commence the voluntary liquidation of Leo, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

As a result, investors may be forced to wait beyond June 12, 2023 (or up to October 12, 2023 if extended), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. Leo has no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, Leo consummates its initial business combination or amends certain provisions of the Existing Governing Documents, and only then in cases where investors have sought to redeem their Public Shares. Only upon Leo’s redemption or any liquidation will Public Shareholders be entitled to distributions if Leo does not complete its initial business combination and does not amend the Existing Governing Documents.

Leo’s officers and directors and/or their affiliates may enter into agreements concerning Leo’s securities prior to the Shareholder Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the Leo Ordinary Shares.

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or its securities, Leo’s officers and directors and/or their affiliates may enter into a written plan to purchase Leo’s securities pursuant to Rule 10b5-1 under the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities.

In addition, at any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or its securities, Leo’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Class A Ordinary Shares. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Leo’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares or Leo Warrants owned by the Sponsor for nominal value to such investors or holders. Any Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

While the purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing, there can be no assurance that such purchases or other transactions, even if consummated, would be successful.

Entering into any such incentive arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Shareholder Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Leo will file a Current Report on Form 8-K prior to the Shareholder Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Class A Ordinary Shares for which Leo has received redemption requests.

The Company will be a holding company and its only material assets after completion of the Business Combination will be its interest in its subsidiaries, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes and pay dividends.

Upon completion of the Business Combination, we will be a holding company with no material assets other than the equity interests in our direct and indirect subsidiaries. As a result, we will have no independent means of generating revenue or cash flow and our ability to pay taxes and pay dividends will depend on the financial results and cash flows of our subsidiaries and the distributions we receive from our subsidiaries. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair such subsidiaries’ ability to pay such distributions. Additionally, if we need funds and our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or our subsidiaries are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

Dividends on New World View Common Stock, if any, will be paid at the discretion of the New World View Board, which will consider, among other things, the Company’s business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our shareholders. In addition, entities are generally prohibited under relevant law from making a distribution to a shareholder to the extent that, at the time of the distribution, after giving effect to the distribution, the liabilities of such entity (subject to certain exceptions) exceed the fair value of its assets. If our subsidiaries do not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired. World View and its subsidiaries would be restricted from making distributions or advances to New World View under World View’s existing credit facilities.

The waiver of fees by Deutsche Bank and Credit Suisse may indicate that they may be unwilling to be associated with the disclosures in this proxy statement/prospectus or the underlying business analysis related to the Business Combination.

On January 9, 2023, Deutsche Bank, one of the underwriters in the Leo IPO, waived its rights to the deferred underwriting commissions held in the Trust Account. On January 23, 2023, Credit Suisse, another underwriter in the Leo IPO, also waived its rights to receive such deferred underwriting commissions. In previous discussions, representatives of Deutsche Bank and Credit Suisse separately informed representatives of Leo that each of Deutsche Bank and Credit Suisse would be unable to continue to support a business combination with World View as Leo’s advisor if Leo pursued the business combination. In connection with such decisions, each of Deutsche Bank and Credit Suisse waived their rights to the deferred underwriting commissions and informed Leo that they will not be responsible for any portion of this proxy statement/prospectus.

Each of Deutsche Bank and Credit Suisse did not provide a reason for waiving its deferred underwriting commission and did not respond to Leo’s inquiries on this topic. Representatives of Leo provided to each of Deutsche Bank and Credit Suisse the disclosures in this proxy statement/prospectus pertaining to their respective waivers and both banks declined to comment on the disclosure. Accordingly, no inference should be drawn that Deutsche Bank and Credit Suisse agree with the disclosure regarding their respective waiver.

Each of Deutsche Bank and Credit Suisse has performed all its obligations under the Underwriting Agreement to obtain its fee and is therefore gratuitously waiving its right to be compensated. Such a fee waiver for services already rendered is unusual. Leo was not made aware of the reasons why each of Deutsche Bank and Credit Suisse waived their respective portion of the deferred underwriting commission fee.

Leo has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you have no assurance from an independent source that the terms of the Business Combination are fair to Leo from a financial point of view.

The Leo Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Leo is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to Leo from a financial point of view. In analyzing the Business Combination, the Leo Board and Leo’s management conducted due diligence on World View and researched the industry in which World View operates and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, Leo’s shareholders will be relying solely on the judgment of the Leo Board in determining the value of the Business Combination, and the Leo Board may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section titled “Proposal No. 1—The Business Combination Proposal—The Board’s Reasons for the Approval of the Business Combination.”

The level of due diligence conducted in connection with the Business Combination may not be as high as would be the case if World View became a public company through an underwritten public offering, which could result in defects with World View’s business or problems with World View’s management being overlooked.

World View will become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus differ from an underwritten initial public offering. In a traditional underwritten initial public offering, underwriters typically conduct a certain amount of due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because Leo is already a publicly listed company, an underwriter has not been engaged. However, management and the Leo Board conducted due diligence. This due diligence, however, may be different than the due diligence undertaken by an underwriter in a traditional initial public offering. The Sponsor may have an inherent conflict of interest because its shares and warrants will be worthless if an initial business combination is not completed with World View or another company during a prescribed period of time. Therefore, there could be a heightened risk of an incorrect valuation of World View’s business, which could cause potential harm to investors.

The process of taking a company public by means of a business combination with a SPAC is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. Going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, private investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and does not reflect events that may have occurred between the date of the business combination agreement and the Closing. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the consummation of the business combination.

The unaudited pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the Company’s results if the Business Combination is completed.

Leo and World View currently operate as separate companies and have had no prior history as a combined entity, and World View’s and the Company’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Company. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Leo’s and World View’s historical financial statements and certain adjustments and assumptions have been made regarding the Company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of the Company.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations following the Closing. Any potential decline in our financial condition or results of operations may cause significant variations in the stock price of the Company.

During the pendency of the Business Combination, Leo will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Leo to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Leo may be at a disadvantage to its competitors during that period. In addition, while the Business Combination Agreement is in effect, neither Leo nor World View may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to Leo’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the shareholders of Leo, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.” Leo and World View may not satisfy all of the closing conditions in the Business Combination Agreement. In particular, Leo must meet the Available Closing Acquiror Cash Condition. The proposed Equity Financing, however, may not be sufficient to meet the Available Closing Acquiror Cash Condition depending on the levels of redemptions from the Trust Account. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Leo and World View to each lose some or all of the intended benefits of the Business Combination.

Leo’s warrants are accounted for as liabilities and the changes in value of its warrants could have a material effect on its financial results.

Leo is subject to complex securities laws and regulations and accounting principles and interpretations. The preparation of its financial statements requires Leo to interpret accounting principles and guidance and to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Leo bases its interpretations, estimates and judgments on its historical experience and on various other factors that Leo believes are reasonable under the circumstances, the results of which form the basis for the preparation of its financial statements. GAAP presentation is subject to interpretation by the SEC, the Financial Accounting Standards Board and various other bodies formed to interpret and create appropriate accounting principles and guidance. If one of these bodies disagrees with Leo’s accounting recognition, measurement or disclosure of any of its accounting interpretations, estimates or assumptions, it may have a significant effect on its reported results and may retroactively affect previously reported results.

Even if Leo consummates the Business Combination, there is no guarantee that the New World View Public Warrants will ever be in the money, and they may expire worthless.

The exercise price for Leo Public Warrants is $11.50 per Leo Ordinary Share and, if the Business Combination is consummated, the Leo Public Warrants will be exchanged for New World View Public Warrants. There is no guarantee that the New World View Public Warrants will ever be in the money prior to their expiration and, as such, the New World View Public Warrants may expire worthless.

We may amend the terms of the New World View Public Warrants in a manner that may be adverse to holders of such warrants with the approval by the holders of at least 50% of the then-outstanding New World View Public Warrants. As a result, the exercise price of the New World View Public Warrants could be increased, the exercise period could be shortened and the number of shares of New World View Common Stock purchasable upon exercise of a New World View Public Warrant could be decreased, all without any particular public warrant holder’s approval.

The Leo Public Warrants (which will convert to New World View Public Warrants following the Domestication) were issued in registered form under the Leo Warrant Agreement. The Leo Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity, mistake or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of such warrants. Accordingly, we may amend the terms of the New World View Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment and, solely with respect to any amendment to the terms of the New World View Private Placement Warrants or any provision of the Leo Warrant Agreement with respect to the New World View Private Placement Warrants, 50% of the number of the then-outstanding New World View Private Placement Warrants. Although our ability to amend the terms of the New World View Public Warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of New World View Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired New World View Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem all, but not less than all, of the outstanding New World View Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the New World View Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We may not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of New World View Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the minimum 30-day notice period discussed below. If and when the New World View Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the New World View Private Placement Warrants will be redeemable by us in accordance with these provisions so long as they are held by the Sponsor or its permitted transferees.

In addition, we have the ability to redeem all, but not less than all, of the outstanding New World View Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the closing price of the New World View Common Stock equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met, including that holders will be able to exercise their warrants on a “cashless basis” prior to redemption for a number of shares of New World View Common Stock determined based on the period of time to expiration of the warrants and the redemption fair market value of the New World View Common Stock, both as set forth in a table in the Leo Warrant Agreement. See “Description of Securities-Warrants-New World View Public Warrants-Redemption of New World View Warrants when the price per share of New World View Common Stock equals or exceeds $10.00.” If and when the New World View Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had been able to exercise their warrants at a later time at which the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares received on a cashless exercise basis is capped at 0.361 of a share of New World

View Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the New World View Public Warrants. If the closing price of the New World View Common Stock is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders, we may only redeem the New World View Public Warrants in accordance with these provisions if we concurrently redeem the outstanding New World View Private Placement Warrants on the same terms.

The closing price of the Class A Ordinary Shares for 20 trading days within a 30-trading-day period ending as of     , 2023 would have exceeded the $10.00 closing price threshold but would have been lower than the $18.00 closing price threshold. It is not possible to predict what the trading price of the New World View Common Stock will be after the Closing, and the trading price of our securities may fluctuate following the consummation of the Business Combination and can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

In the event that we elect to redeem the New World View Public Warrants in either of the scenarios described above we would only be required to have the notice of redemption mailed by first class mail, postage prepaid, by us not less than 30 days prior to the redemption date to the registered holders of the outstanding warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner provided above will be conclusively presumed to have been duly given whether or not the registered holder of the warrants received such notice. We are not contractually obligated to notify investors when New World View Public Warrants become eligible for redemption, and we do not intend to so notify investors upon eligibility of the warrants for redemption.

The Leo Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Leo Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Leo.

The Leo Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against Leo arising out of or relating in any way to the Leo Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that Leo irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Leo will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought under the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the Leo Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Leo Warrants shall be deemed to have notice of and to have consented to the forum provisions in the Leo Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Leo Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Leo Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Leo, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Leo Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Leo may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Leo will not have any right to make damage claims against World View’s shareholders for the breach of any representation, warranty or covenant made by World View in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Business Combination Agreement after the Closing of the Business Combination, except for covenants to be performed in whole or in part after the Closing. As a result, Leo will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by World View at the time of the Business Combination.

Leo does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Leo to complete the Business Combination with which a substantial majority of its shareholders does not agree.

The Business Combination imposes the Available Closing Acquiror Cash Condition. For more details see “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.” Leo’s organizational documents do not provide a specified maximum redemption threshold, except that in no event will we redeem the Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). As a result, we may be able to complete the Business Combination even though a substantial majority of the Public Shareholders do not agree with the transaction and have redeemed their shares.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Class A Ordinary Shares or Leo Warrants, potentially at a loss.

The Public Shareholders are entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) Leo’s completion of an initial business combination, and then only in connection with those Class A Ordinary Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend Leo’s Existing Governing Documents to modify the substance or timing of Leo’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if Leo does not complete its initial business combination by June 12, 2023 (or up to October 12, 2023 if extended); and (iii) the redemption of Leo’s Public Shares if it is unable to complete an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Class A Ordinary Shares or Leo Warrants, potentially at a loss.

The ability of the Public Shareholders to exercise redemption rights with respect to a large number of its Public Shares may not allow Leo to complete the most desirable business combination or optimize the capital structure of the Company.

At the time of entering into the Business Combination Agreement, Leo did not know how many shareholders may exercise their redemption rights, and therefore, Leo structured the transaction based on Leo’s expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by Leo’s shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated (which expired on January 26, 2023); (iii) the Available Closing Acquiror Cash being not less than $20,000,000; (iv) the approval by the NYSE or Nasdaq of Leo’s initial listing application in connection with the Business Combination; and (v) the consummation of the Domestication. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated, and the Business Combination may not be consummated. For further details, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.”

Leo has no operating history, and Leo’s management has determined that the mandatory liquidation of Leo should an initial business combination not be consummated by June 12, 2023 (or up to October 12, 2023 if extended) raises substantial doubt about Leo’s ability to continue as a going concern.

Leo is a blank check company with no operating history or results. Leo’s management has determined that the mandatory liquidation of Leo, should a business combination not occur by June 12, 2023 (or up to October 12, 2023 if extended), and potential subsequent dissolution, raises substantial doubt about Leo’s ability to continue as a going concern. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Leo - Liquidity and Capital Resources.”

Leo and World View have incurred and expect to incur significant costs associated with the Business Combination.

Leo and World View expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the Business Combination. World View may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs, provided that if the Closing occurs, Leo will bear and pay at or promptly after Closing all Leo and World View’s transaction expenses.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $25 million. Such transaction expenses do not include the deferred underwriting commissions incurred in connection with the Leo IPO because Deutsche Bank and Credit Suisse, the underwriters for the Leo IPO, have each agreed to waive the deferred underwriting commissions. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the transaction expenses.

The exercise of Leo’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of Leo shareholders.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Leo to agree to amend the Business Combination Agreement, to consent to certain actions taken by World View or to waive rights that Leo is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of World View’s business, a request by World View to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on World View’s business and would entitle Leo to terminate the Business Combination Agreement. In any of such circumstances, it would be at Leo’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what they may believe is best for Leo and what they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Leo does not believe there will be any material changes or waivers that Leo’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. Leo will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its shareholders are required prior to the vote on the Business Combination proposal.

If, after Leo distributes the proceeds in the Trust Account to the Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Leo Board may be viewed as having breached their fiduciary duties to the creditors of Leo, thereby exposing Leo and the members of the Leo Board to claims of punitive damages.

If, after Leo distributes the proceeds in the Trust Account to the Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by the Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by the Public Shareholders. In addition, the Leo Board may be viewed as having breached its fiduciary duty to the creditors of Leo and/or having acted in bad faith, thereby exposing itself and Leo to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Leo files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against Leo that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Leo shareholders and the per-share amount that would otherwise be received by Leo shareholders in connection with Leo’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Leo files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against Leo that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Leo’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Leo’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Leo’s shareholders in connection with Leo’s liquidation may be reduced.

Risks Related to the Consummation of the Domestication and the Adoption of the Proposed Governing Documents

All references in this section to “we,” “us” or “our” refer to Leo prior to the Closing and the Company after the Closing, as the context requires. References to the “Company” refer to New World View and its consolidated subsidiaries subsequent to the Business Combination.

The Domestication may result in adverse tax consequences for Public Shareholders and holders of Leo Public Warrants.

As discussed more fully under the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders” below, the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in such section) of Public Shares will be subject to Section 367(b) of the Code and. as a result:

•

a U.S. Holder of Public Shares whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Public Shares entitled to vote and less than 10% of the total value of all classes of Public Shares, will generally not recognize any gain or loss and will generally not be required to include any part of Leo’s earnings in income pursuant to the Domestication;

•

a U.S. Holder of Public Shares whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Public Shares entitled to vote and less than 10% of the total value of all classes of Public Shares will generally recognize gain (but not loss) on the exchange of Public Shares for shares of New World View Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Public Shares, provided certain other requirements are satisfied. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder of Public Shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Public Shares entitled to vote or 10% or more of the total value of all classes of Public Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Public Shares. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Leo does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Public Shares or Leo Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Public Shares or Leo Public Warrants for the common stock or warrants of New World View pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Leo Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of New World View received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Public Shares or Leo Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Leo is a blank check company with no current active business, we believe that Leo may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. Holder of Public Shares or Leo Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of New World View pursuant to the Domestication, unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Public Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Leo Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Leo. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s New World View Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Leo Public Warrants, see “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders.”

We may have been a PFIC which could result in adverse United States federal income tax consequences to U.S. investors.

Because Leo is a blank check company with no current active operating business, we believe that Leo may be classified as a PFIC for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of Public Shares or Leo Public Warrants who or that is a “U.S. Holder” as that term is defined in the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders,” such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. Our PFIC status for any taxable year will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, upon written request, Leo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to Leo Public Warrants in all cases.

The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, and including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders.”

The Proposed Certificate of Incorporation will not limit the ability of the Sponsor or its affiliates to compete with us.

The Sponsor and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the Sponsor and its affiliates may engage in activities where their interests conflict with the Company’s interests or those of its shareholders. The Proposed Certificate of Incorporation will provide that none of the Company’s non-employee directors or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. The Sponsor and its affiliates also may pursue, in their capacities other than as directors of the New World View Board, acquisition opportunities that may be complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Risks Related to Redemption

All references in this section to “we,” “us” or “our” refer to Leo prior to the Closing and the Company after the Closing, as the context requires. References to the “Company” refer to New World View and its consolidated subsidiaries subsequent to the Business Combination.

There is no guarantee that a Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

Leo can give no assurance as to the price at which a Public Shareholder may be able to sell the shares of New World View Common Stock in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in New World View’s stock price, and may result in a lower value realized now than a Public Shareholder of Leo might realize in the future had the shareholder not redeemed its shares. Similarly, if a Public Shareholder does not redeem its shares, the shareholder will bear the risk of ownership of New World View Common Stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares of New World View Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Public Shareholders fail to receive notice of the Leo offer to redeem their Class A Ordinary Shares in connection with the Business Combination, or if Public Shareholders fail to demand redemption rights properly, they will not be entitled to have their Class A Ordinary Shares redeemed for a pro rata portion of the Trust Account.

Leo will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite Leo’s compliance with these rules, if a Public Shareholder fails to receive Leo’s proxy materials or tender offer documents, as applicable, such Public Shareholder may not become aware of the opportunity to redeem its shares. A Public Shareholder holding Class A Ordinary Shares may demand that Leo redeem their shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination, including interest earned on the Trust Account and not previously released to Leo to pay its tax obligations. Public Shareholders who seek to exercise this redemption right must tender or deliver their shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to Leo’s transfer agent two business days prior to the initially scheduled date of the Shareholder Meeting. Any Public Shareholder who fails to tender or deliver its shares (and share certificates (if any) and other redemption forms) properly as described in this proxy statement/prospectus will not be entitled to have its shares redeemed. See the section titled “Shareholder Meeting—Redemption Rights” for the procedures to be followed if you wish to have your Class A Ordinary Shares redeemed.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, you will lose the ability to redeem all such shares in excess of 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO.

The Existing Governing Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), is restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, which we refer to as the “Excess Shares,” without Leo’s prior consent. However, Leo would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination or another initial business combination. Your inability to redeem the Excess Shares will reduce your influence over Leo’s ability to complete the Business Combination or another initial business combination and you could suffer a material loss on your investment in Leo if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if Leo consummates the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

Public Shareholders who redeem their Class A Ordinary Shares may continue to hold any Leo Public Warrants they own, which will result in additional dilution to non-redeeming holders upon exercise of the Leo Public Warrants.

Public Shareholders who redeem their Class A Ordinary Shares may continue to hold any Leo Public Warrants they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such Leo Public Warrants. Assuming (i) all redeeming Public Shareholders acquired Leo Public Units in the Leo IPO and continue to hold the Leo Public Warrants that were included in the Leo Public Units, and (ii) maximum redemption of Class A Ordinary Shares held by the redeeming Public Shareholders, 9,375,000 Public Warrants would be retained by redeeming Public Shareholders with a value of approximately $            , based on the market price of approximately $             per warrant based on the closing price of the Leo Public Warrants on the over-the-counter market on             , 2023. As a result of the Redemption, such redeeming Public Shareholders would recoup their entire investment and continue to hold Leo Public Warrants with an aggregate market value of approximately $            , while non-redeeming Public Shareholders would suffer additional dilution in their percentage ownership and voting interest of the post-Business Combination company to the extent such warrants are exercised and additional shares of New World View Common Stock are issued.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Leo’s board of directors may not have the ability to adjourn the Shareholder Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Leo Board of directors is seeking approval to adjourn the Shareholder Meeting to a later date or dates if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient Leo ordinary shares represented (either in person or by proxy) to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal or (ii) if the Leo Board determines that an adjournment is otherwise necessary. If the Adjournment Proposal is not approved, the Leo Board may not have the ability to adjourn the Shareholder Meeting to a later date and, therefore, the Business Combination would not be completed.

SHAREHOLDER MEETING

General

Leo is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by Leo’s Board for use at the Shareholder Meeting to be held on                 , 2023, and at any postponements or adjournments thereof. This proxy statement/prospectus is first being furnished to Leo’s shareholders on or about                 , 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Leo’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Shareholder Meeting.

Date, Time and Place of Shareholder Meeting

The Shareholder Meeting will be held on                 , 2023, at          a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

If you wish to attend the Shareholder Meeting in person, you must reserve your attendance at least two business days in advance of the Shareholder Meeting by contacting Leo’s investor relations department at brown@leo.holdings by          a.m., Eastern Time, on                 , 2023 (two business days prior to the meeting date).

You can pre-register to attend the virtual Shareholder Meeting starting                 , 2023, at          a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/    , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Shareholder Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Shareholder Meeting.

Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Shareholder Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way, you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at 917-262-2373, or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to Internet, you can listen only to the meeting by dialing          (or                  if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number                 #. Please note that you will not be able to vote or ask questions at the Shareholder Meeting if you choose to participate telephonically.

Purpose of the Shareholder Meeting

At the Shareholder Meeting, Leo is asking holders of Leo Ordinary Shares to consider and vote upon:

•	the Business Combination Proposal;

•	the Domestication Proposal;

•	the Charter Proposal;

•	the Advisory Governing Documents Proposals;

•	the Listing Proposal;

•	the Equity Incentive Plan Proposal;

•	the Employee Stock Purchase Plan Proposal; and

•	the Adjournment Proposal.

Each of the Condition Precedent Proposals is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Recommendation of the Leo Board with Respect to the Proposals

The Board believes that the Business Combination Proposal and the other proposals to be presented at the Shareholder Meeting are in the best interests of Leo’s shareholders and unanimously recommends that our shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Charter Proposal, “FOR” each of the Advisory Governing Documents Proposals, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Shareholder Meeting.

The existence of financial and personal interests of Leo’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Leo and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. These conflicts of interest include, among other things, that if we do not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), we may be forced to liquidate, and the 9,375,000 Founder Shares owned by the Sponsor Holders and 6,666,667 Private Placement Warrants owned by our Sponsor, of which our directors and officers are members, would be worthless. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine,” “Risk Factors,” “Certain Relationships and Related Person Transactions,” “Executive and Director Compensation—Director Compensation” and “Beneficial Ownership of Securities” for more information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on                 , 2023, as the “record date” for determining the shareholders entitled to notice of and to attend and vote at the Shareholder Meeting. As of the close of business on                 , 2023, there were 13,950,964 Leo Ordinary Shares outstanding and entitled to vote. Each Leo Ordinary Share is entitled to one vote per share at the Shareholder Meeting.

The Leo Initial Shareholders entered into a Support Agreement to vote their Class B Ordinary Shares and any Public Shares purchased during or after the Leo IPO, in favor of the Business Combination Proposal and the other proposals to be voted upon at the Shareholder Meeting. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the total outstanding Leo Ordinary Shares.

Quorum

The presence (which would include presence at the virtual Shareholder Meeting), in person or by proxy, of shareholders holding a majority of the Leo Ordinary Shares at the Shareholder Meeting constitutes a quorum at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law. The Leo Initial Shareholders, who own approximately 67.2% of the issued and outstanding Leo Ordinary Shares as of the Record Date, own a sufficient number of shares to constitute a quorum. As a result, as of the Record Date, in addition to the shares of the Leo Initial Shareholders, no additional Leo Ordinary Shares held by Public Shareholders would be required to be present at the Shareholder Meeting to achieve a quorum.

Abstentions

Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law.

Under the NYSE rules, if a shareholder holds their shares in “street” name through a bank, broker or other nominee and the shareholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of shareholders, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

We believe that all of the proposals to be voted on at the Shareholder Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on any of the proposals to be voted on at the Shareholder Meeting without your instruction.

Because all of the proposals to be voted on at the Shareholder Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so Leo does not expect there to be any broker non-votes at the Shareholder Meeting.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

The approval of each of the Advisory Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Each of the Advisory Governing Documents Proposals will be voted upon on a nonbinding advisory basis only.

The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting.

Based on the ownership of the Sponsor Holders of the outstanding Class B Ordinary Shares, which vote together with the Class A Ordinary Shares as a single class, constituting the Leo Ordinary Shares, on each of the above proposals, the Sponsor Holders can approve each of the above proposals without the affirmative vote of any of the Public Shareholders.

Voting Your Shares. If you were a holder of record of Leo Ordinary Shares as of the close of business on                 , 2023, the Record Date for the Shareholder Meeting, you may vote with respect to the proposals in person or virtually at the Shareholder Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your proxy card shows the number of Leo Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are three ways to vote your Leo Ordinary Shares at the Shareholder Meeting:

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Shareholder Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Shareholder Meeting so that your shares will be voted if you are unable to attend the Shareholder Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on                 , 2023.

Voting in Person at the Meeting. If you attend the Shareholder Meeting and plan to vote in person, you will be provided with a ballot at the Shareholder Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Shareholder Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Shareholder Meeting and vote in person, you will need to bring to the Shareholder Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

Voting Electronically. You may attend, vote and examine the list of shareholders entitled to vote at the Shareholder Meeting by visiting https://www.cstproxy.com/                 and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Shareholder Meeting or at the Shareholder Meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•

you may notify Leo’s Secretary in writing to Leo Holdings Corp. II, Albany Financial Center, South Ocean Blvd, Suite 507, New Providence, Nassau, The Bahamas, before the Shareholder Meeting that you have revoked your proxy; or

•	you may attend the Shareholder Meeting, revoke your proxy, and vote in person, as indicated above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares?

If you are a Leo shareholder and have any questions about how to vote or direct a vote in respect of your Leo Ordinary Shares, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200 (toll-free), or banks and brokers can call (203) 658-9400, or by emailing         .info@investor.morrowsodali.com.

Vote of Leo’s Sponsor, Directors and Officers

The Leo Initial Shareholders entered into a Support Agreement to vote their Class B Ordinary Shares and any Public Shares purchased during or after the Leo IPO, in favor of the Business Combination Proposal and the other proposals to be voted upon at the Shareholder Meeting. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the total outstanding Leo Ordinary Shares.

Redemption Rights

Pursuant to the Existing Governing Documents, holders of Class A Ordinary Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any shareholder holding Class A Ordinary Shares may demand that Leo redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $         per share as of                 , 2023, the Record Date for the meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, Leo will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

As a holder of Class A Ordinary Shares, you will be entitled to receive cash for any Class A Ordinary Shares to be redeemed only if you:

(i)	hold Class A Ordinary Shares;

(ii)

submit a written request to Continental, Leo’s transfer agent, in which you (i) request that Leo redeem all or a portion of your Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the Class A Ordinary Shares and provide your legal name, phone number and address; and

(iii)	tender or deliver your Class A Ordinary Shares (and share certificates (if any) and other redemption forms) to Continental, Leo’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the initially scheduled date of the Shareholder Meeting), in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. If the Business Combination is not consummated, the Class A Ordinary Shares will be returned to the respective holder, broker or bank.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of Leo that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or tendering/delivering them through DTC’s DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to Leo unless the Leo Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, Leo’s transfer agent, at least two business days prior to initially scheduled date of the Shareholder Meeting. No request for redemption will be honored unless the holder’s Class A Ordinary Shares (and share certificates (if any) and other redemption forms) have been tendered or delivered (either physically or electronically) to Continental, Leo’s transfer agent, prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the initially scheduled date of the Shareholder Meeting).

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

The Leo Initial Shareholders have, pursuant to the Sponsor Agreement, agreed, for no compensation, to, among other things, vote all of their Leo Ordinary Shares in favor of the proposals being presented at the Shareholder Meeting and waive their anti-dilution rights with respect to their Class B Ordinary Shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares. See “Proposal No. 1—Business Combination Proposal—Related Agreements—Sponsor Agreement” for more information related to the Sponsor Agreement.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Leo will promptly return any shares (and share certificates (if any) and other redemption forms) tendered or delivered by Public Shareholders.

The closing price of Class A Ordinary Shares on                 , 2023, the Record Date for the Shareholder Meeting, was $         per share. The cash held in the Trust Account on such date was approximately $         (net of taxes payable) (approximately $         per Class A Ordinary Share). Prior to exercising redemption rights, shareholders should verify the market price of Class A Ordinary Shares as they may receive higher proceeds from the sale of their Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Leo cannot assure its shareholders that they will be able to sell their Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Class A Ordinary Shares exercises his, her or its redemption rights, then he, she or it will be exchanging his, her or its Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by tendering or delivering your shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to Leo’s transfer agent at least two business days prior to the initially scheduled date of the Shareholder Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights and Dissenters’ Rights

Leo Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Leo Shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Proxy Solicitation Costs

Leo is soliciting proxies on behalf of the Leo Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Leo has engaged Morrow Sodali to assist in the solicitation of proxies for the Shareholder Meeting. Leo and its directors, officers and employees may also solicit proxies in person. Leo will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Leo will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Leo will pay Morrow Sodali a fee of $                , plus disbursements, reimburse Morrow Sodali for its reasonable out-of-pocket expenses and indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses for its services as Leo’s proxy solicitor. Leo will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to Leo shareholders. Directors, officers and employees of Leo who solicit proxies will not be paid any additional compensation for soliciting.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or our securities, Leo’s Initial Shareholders, World View and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Leo Ordinary Shares. In such transactions, the purchase price for the Class A Ordinary Shares will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Class A Ordinary Shares they acquire in such transactions. However, any Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

While the purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing, there can be no assurance that such purchases or other transactions, even if consummated, would be successful. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Shareholder Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Leo will file a Current Report on Form 8-K prior to the Shareholder Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Class A Ordinary Shares for which Leo has received redemption requests.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of New World View and its shareholders and what may be best for a director’s personal interests when determining to recommend that Public Shareholders vote for the proposals. See the sections titled “Risk Factors,” “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Beneficial Ownership of Securities” for more information and other risks.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

We are asking our shareholders to approve and adopt the Business Combination Agreement and the transactions contemplated thereby. Our shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is hereby incorporated by reference. Please see the subsection titled “—The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to carefully read the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote for the proposal by the holders of a majority of the issued Leo Ordinary Shares who, being present (in person or by proxy) and entitled to vote at the Shareholder Meeting to approve the Business Combination Proposal, vote at the Shareholder Meeting, voting as a single class.

The Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Shareholders and other interested parties are urged to read the Business Combination Agreement, carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

General; Structure of the Business Combination

On January 12, 2023, Leo entered into the Business Combination Agreement with Merger Sub I, Merger Sub II and World View, pursuant to which, at the Closing, on the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the applicable provisions of the DGCL, the DLLCA and other applicable laws:

(a) Merger Sub I shall merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger (World View, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”);

(b) Immediately following the First Merger, and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Company”), and as a result of which World View will become a wholly owned subsidiary of Leo and change its name to “World View Enterprises Operating Company LLC”; and

(c) At least one day prior to the Closing Date and following the redemption of Class A Ordinary Shares in connection with the Business Combination, Leo will complete the Domestication (for further details, see the section titled “The Domestication Proposal”).

Effect of the Domestication on Existing Leo Equity

The Domestication will result in, among other things, the following, each of which will occur prior to the Effective Time on the Closing Date:

•	each issued and outstanding Class A Ordinary Share will be converted, on a one-for-one basis, into one share of New World View Common Stock;

•	each issued and outstanding Leo Class B Ordinary Share will be converted, on a one-for-one basis, into one share of New World View Common Stock;

•

each issued and outstanding Leo Public Warrant and Leo Private Placement Warrant exercisable for one Class A Ordinary Share will be converted, on a one-for-one basis, into one warrant exercisable for one share of New World View Common Stock; and

•

the governing documents of Leo will be replaced by the Proposed Certificate of Incorporation and the Proposed Bylaws as described in this proxy statement/prospectus and Leo’s name will change to “World View, Inc.”

Consideration to be Received in the Business Combination

In consideration for the consummation of the Business Combination and as a result of the Mergers, among other things,

(a) In accordance with the terms and subject to the conditions of the Business Combination Agreement, immediately prior to the effective time of the First Merger, (a) each outstanding share of World View Preferred Stock will be converted into shares of World View Common Stock at the then-effective conversion rate as calculated pursuant to World View’s certificate of incorporation, (b) each outstanding World View Convertible Note, depending on its terms, will be converted into either (x) shares of World View Common Stock at a conversion rate set out in the World View Convertible Note or (y) shares of New World View Common Stock based on a conversion price of $8.00 per share, (c) each outstanding security issued by World View in the Equity Financing prior to the Closing, including the Equity Financing Securities, will be converted into, or otherwise exchanged for, a number of shares of World View Common Stock that, at the Closing, will be converted into the right to receive a number of shares of New World View Common Stock at an effective price of $8.00 per share, (d) each outstanding World View SAFE will be converted into shares of World View Common Stock at the applicable conversion rate specified in its terms, (e) each outstanding share of World View Common Stock (including shares of World View Common Stock resulting from the conversion of World View Preferred Stock, World View Convertible Notes, and World View SAFEs specified above, but excluding shares resulting from the conversion or exchange of Equity Financing Securities and certain World View Convertible Notes issued on or after December 1, 2022, which are deemed part of the Equity Financing (such excluded shares, the “Financing Shares”) will be converted into the right to receive the Per Share Merger Consideration, and (f) each outstanding Financing Share will be converted into shares of New World View Common Stock as described above. Per Share Merger Consideration excludes any shares of New World View Common Stock issued directly in the Equity Financing as well as shares of New World View Common Stock issued in exchange for Financing Shares or shares of New World View Common Stock issued directly upon the conversion of certain World View Convertible Notes issued after December 1, 2022, which shares of New World View Common Stock will instead be dilutive to the equity interests in New World View of all equityholders of Leo and World View.

(b) (i) Immediately prior to the Effective Time, each World View Warrant that is issued and outstanding shall be net exercised for a number of shares of World View Common Stock or World View Preferred Stock, as applicable, in accordance with their terms (assuming consent is obtained from the holders of certain of such warrants that do not provide for automatic exercise in connection with the Closing), and shall no longer be outstanding and shall automatically be canceled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the World View Common Stock or World View Preferred Stock, as applicable, into which such World View Warrants are exercised; (ii) at the Effective Time, each World View Warrant that is issued, outstanding and unexercised immediately prior to the Effective Time (each, an “Assumed World View Warrant”) shall automatically, without any action on the part of the holder thereof, be assumed by New World View and converted into a warrant to purchase that number of shares of New World View Common Stock equal to the product of (1) the number of shares of World View Common Stock subject to such World View Warrant multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. As a result, at the Closing, New World View will issue the New World View Warrants. Each New World View Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective World View Warrant immediately prior to the Effective Time, except that each Assumed World View Warrant shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of New World View Common Stock subject to such World View Warrant as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration.

(c) Each option of World View to purchase shares of World View Common Stock (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time (each, an “Assumed Option”) shall automatically, without any action on the part of the holder thereof, be assumed by New World View and converted into an option to purchase that number of shares of New World View Common Stock equal to the product of (1) the number of shares of World View Common Stock subject to such Assumed Option multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Assumed Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of World View Common Stock subject to such Assumed Option as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration.

Closing of the Business Combination

The Closing will take place (i) remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than 3 Business Days following the satisfaction or waiver of the conditions to the obligations of Leo, the Merger Subs and World View (referred to individually as a “Party,” and collectively as the “Parties”) set forth below in “—The Business Combination Proposal—Conditions to the Closing of the Business Combination” (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or, to the extent permitted by applicable law, waived in writing) or (ii) at such other place, time or date as Leo and World View may mutually agree in writing.

Conditions to the Closing of the Business Combination

Conditions to Obligations of all Parties

The respective obligations of Leo and World View to consummate the Business Combination are subject to the satisfaction (or written waiver by such party) at or prior to the Closing of the following conditions:

•

no order of any nature prohibiting the consummation of the transactions contemplated by the Business Combination Agreement, and no law shall have been adopted that makes consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited;

•

all required filings under the HSR Act shall have been completed and the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and if the Parties have entered into a regulatory timing agreement with a governmental entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement;

•	the approval of the shareholder of Leo shall have been obtained; and the approval of the shareholders of World View shall have been obtained;

•

the registration statement of which this proxy statement/prospectus forms a part shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the registration statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending;

•

the New World View Common Stock to be issued in connection with the Business Combination shall have been approved for listing on the NYSE or on Nasdaq, subject only to official notice of issuance thereof;

•	Leo shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

•	the Domestication shall have been consummated at least one day before the Closing Date.

Additional Conditions to Obligations of World View

The obligations of World View to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction, or written waiver by World View, at or prior to Closing of each of the following additional conditions:

•

each of the representations and warranties of Leo, Merger Sub I and Merger Sub II contained in Article IV of the Business Combination Agreement (other than the representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.9 of the Business Combination Agreement (the “Leo Fundamental Representations”)) shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have a material adverse effect on the ability of Leo, Merger Sub I and Merger Sub II to consummate the transactions contemplated hereby (without giving effect to any exceptions to materiality, as described in the Business Combination Agreement); and the Leo Fundamental Representations shall be true and correct in all but de minimis respects as of the date of the Business Combination Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Leo Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

•

each of Leo, Merger Sub I and Merger Sub II having performed in all material respects its obligations under the Business Combination Agreement required to be performed by it at or prior to the Closing pursuant to the terms thereof;

•

an authorized officer of Leo having executed and delivered to World View a certificate as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) of the Business Combination Agreement;

•	World View having received the closing deliverables set forth in Section 7.3 of the Business Combination Agreement;

•	the amount of Available Closing Acquiror Cash shall be equal to or greater than $20,000,000; and

•

the Proposed Certificate of Incorporation having been filed with the Secretary of State of the State of Delaware, in substantially the form attached as Exhibit B to the Business Combination Agreement, and New World View shall have adopted the Proposed Bylaws, in substantially the form attached as Exhibit C to the Business Combination Agreement, in each case, subject to the required approval of Leo shareholders.

Additional Conditions to Obligations of Leo, Merger Sub I and Merger Sub II

The obligation of each of Leo, Merger Sub I and Merger Sub II to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction, or written waiver by Leo, at or prior to the Closing of the following additional conditions:

•

each of the representations and warranties of World View contained in Article III of the Business Combination Agreement (other than the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4 and Section 3.19 of the Business Combination Agreement (the “World View Fundamental Representations”)) shall be true and correct (without giving any effect to any Materiality Exceptions) as of the date of the Business Combination Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have material adverse effect; and the World View Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such World View Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

•	World View having performed in all material respects its obligations required to be performed under the Business Combination Agreement at or prior to the Closing pursuant to the terms thereof;

•	Leo having received the closing deliverables set forth in Section 7.2 of the Business Combination Agreement;

•	since the date of the Business Combination Agreement, there shall not have occurred any material adverse effect; and

•

an authorized officer of World View having executed and delivered to Leo, Merger Sub I and Merger Sub II a certificate as to World View’s compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d) of the Business Combination Agreement.

Limitations of Failure of a Condition

A party may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3 of the Business Combination Agreement, as the case may be, if such failure was caused by such party’s failure to comply with any provision of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated and the Business Combination abandoned at any time at or prior to the Closing:

•	in writing, by mutual consent of the Parties;

•

by Leo or World View by written notice to the other Party if any order of any nature is in effect prohibiting the consummation of the transactions contemplated by the Business Combination Agreement or any law has been adopted that makes consummation of the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibited; provided that the right to terminate the Business Combination Agreement as described in this clause shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of the Business Combination Agreement results in or causes such final, non-appealable order or law;

•	by World View if there has been a material adverse effect since the date of the Business Combination Agreement or breach of any representation, warranty, covenant or other agreement or any such representation and warranty shall have become untrue or inaccurate after the date of the Business Combination Agreement (subject to certain limitations) and such breach or inaccuracy would result in a failure of certain closing conditions to be satisfied on the Closing Date;

•

by World View if there has been a breach of any representation, warranty, covenant or other agreement made by Leo, Merger Sub I and Merger Sub II in the Business Combination Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of the Business Combination Agreement (subject to certain limitations) and such breach or inaccuracy would result in a failure of certain closing conditions to be satisfied on the Closing Date;

•

by either World View or Leo by written notice to the other Party if the Closing has not occurred on or prior to October 12, 2023; provided, that such right to terminate shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Business Combination Agreement;

•

by either World View or Leo by written notice to the other Party if Leo’s shareholder meeting has been held (including any adjournment thereof), has concluded, the shareholders of World View have duly voted, and the required approvals of Leo’s shareholders were not obtained;

•

by Leo by giving written notice to World View at any time following the time that is 48 hours after the proxy statement/prospectus is declared effective but prior to the delivery of the written consent from World View’s stockholders; or

•	by Leo, in its sole discretion, by giving written notice to World View at any time within 30 days after the date of the Business Combination Agreement, based on its due diligence review of World View.

If the Business Combination Agreement terminates, the Business Combination Agreement shall become null and void and have no effect, without any liability on the part of any party or its respective affiliates, officers, directors, employees or shareholders, other than liability of any party for any fraud or any willful and knowing material breach of the Business Combination Agreement by such party occurring prior to such termination. All rights and obligations of each Party shall cease, except the provisions in the Business Combination Agreement limiting claims against the Trust Account and relating to confidentiality and publicity, and certain other provisions which are required to survive in order to give appropriate effect to such provisions, and the confidentiality agreements among the parties, will in each case survive any termination of the Business Combination Agreement.

Fees and Expenses

Each of Leo, Merger Sub I, Merger Sub II and World View is responsible for its own expenses incurred in connection with the Business Combination Agreement and the Business Combination whether or not such transactions will be consummated, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing is consummated, all Leo transaction expenses and all World View transaction expenses shall be paid from the proceeds of the available cash pursuant to Section 7.4 of the Business Combination Agreement.

Covenants of the Parties

Joint Covenants

Each of Leo, World View and their subsidiaries made certain joint covenants in the Business Combination Agreement including, among others:

•

using reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Domestication and the Business Combination (including the satisfaction of the conditions described above under the heading “—Conditions to the Closing of the Business Combination”);

•

using reasonable best efforts to obtain, file with or deliver to, as applicable, any consents of any governmental authorities or other persons necessary to consummate the Domestication, Business Combination and other transactions contemplated by the Business Combination Agreement, including making all required filings pursuant to the HSR Act with respect to the Business Combination, and to not take any action that could reasonably be expected to adversely affect or materially delay the approval of any of the aforementioned filings;

•

to cooperate with each other to prepare and make certain SEC filings, including this proxy statement/prospectus and the related registration statement, and causing the same to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the same effective as long as is necessary to consummate the Business Combination and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission;

•

with respect to Leo, to take all action necessary to duly convene the Shareholder Meeting not more than 45 days after the registration statement of which this proxy statement/prospectus forms a part is declared effective for the purpose of voting upon the approval of the proposals described in this proxy statement/prospectus, and using its reasonable best efforts to solicit from Leo shareholders proxies as promptly as practicable in favor of the Transaction Proposals and to include in this proxy statement/prospectus the recommendation of the Leo Board to the Leo shareholders to vote in favor of such proposals;

•

with respect to World View, to not take, or permit any of its affiliates or representatives to take, directly or indirectly, any action to solicit, engage in discussions with, enter into any agreement with, or encourage or provide information to, any person that is not a party or a party’s affiliates or representatives concerning any merger or similar business combination or sale of substantially all assets or any other transaction that would in the case of World View, prohibit or delay the Business Combination, other than the Business Combination, or take any action in connection with a public offering of equity securities, and cease any and all discussions or negotiations with any person conducted prior to the date of the Business Combination Agreement with respect to the foregoing;

•

with respect to Leo, to not take, or permit any of its affiliates or representatives to take, directly or indirectly, any action to solicit, engage in discussions with, enter into any agreement with, or encourage or provide information to, any person that is not a party or a party’s affiliates or representatives concerning any offer, inquiry, proposal, indication of interest, written or oral relating to any other business combination involving Leo, and cease any and all discussions or negotiations with any person conducted prior to the date of the Business Combination Agreement with respect to the foregoing;

•	to cooperate on certain tax matters, including the intended tax treatment, tax returns and transfer taxes;

•

to maintain certain standards of confidentiality with respect to information provided in connection with the Business Combination Agreement, and to prohibit, prior to the Closing, the issuance of any press releases or the making of any public announcement without the other parties’ prior written consent, except that each party may make any such announcement or other communication (A) if such announcement or other communication is required by applicable law or the rules of any stock exchange, in which case the disclosing party will, to the extent permitted by applicable law, first provide such announcement or communication to the other parties prior to release and consider such comments in good faith, or (B) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with the Business Combination Agreement. Leo, Merger Sub I or Merger Sub II and their respective affiliates may disclose any such information to its current or potential financing sources as long as the recipients are bound by customary confidentiality obligations;

•

to take all necessary and appropriate actions such that effective immediately after the Effective Time: (A) the New World View Board will consist of seven directors, which will be divided into three classes, designated Class I, II and III, with Class I consisting of three directors, Class II consisting of two directors and Class III consisting of two directors; and (B) the members of the Leo Board are the individuals determined in accordance with Section 5.21 of the Business Combination Agreement; and

•

to deliver to Jefferies, acting as capital markets advisor to Leo, or Guggenheim Securities, LLC (“Guggenheim Securities”), acting as financial advisor to World View any officer’s certificates, comfort letters, bring-down comfort letters or negative assurance letters in accordance with the Business Combination Agreement.

Leo Covenants

Leo made certain other covenants in the Business Combination Agreement, including:

•

to indemnify each present and former director, manager and officer of Leo, World View and each of their respective subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing;

•

during the period from the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), unless consented to by World View (such consent not to be unreasonably withheld) or required by applicable law, subject to certain exceptions, shall not take the following actions (and cause its subsidiaries not to take such actions):

•

make any amendment or modification to its Existing Governing Documents or that certain Investment Management Trust Agreement, dated as of January 12, 2021, by and between Leo and Continental Stock Transfer & Trust Company, acting as trustee of the trust account (the “Trustee”) (the “Trust Agreement”);

•	make or allow to be made any reduction in the funds held in the Trust Account, other than as expressly permitted by the Existing Governing Documents or the Trust Agreement;

•

issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other equity interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other equity interests, as applicable, other than the issuance of additional shares (or notes convertible into additional shares) of Leo to third-party investors, including those certain investors to enter into subscription agreements (collectively, the “Subscription Agreements”) with Leo (the “Investors”), pursuant to additional agreements (including the Subscription Agreements in connection with the Equity Financing), the aggregate amount of which shall not exceed $75,000,000;

•

other than in connection with the conversion of Class B Ordinary Shares into New World View Common Stock pursuant to the Existing Governing Documents and the Domestication, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other equity interests, as applicable;

•

(A) make, change or rescind any material tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of taxes, (C) change any tax period, (D) adopt or change any material method of tax accounting, (E) file any amended income or other material tax Return, (F) enter into any closing agreement related to any tax or request any tax ruling from a tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

•	except as may be required by law or GAAP, make any material change in the financial accounting methods, principles or practices of Parent, Merger Sub I or Merger Sub II;

•	make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

•

buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets, any other business combination, lease, license or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

•

(A) incur any indebtedness other than the Equity Financing or (B) make any loans or advances to any other person, in each case, except a working capital loan not to exceed $1,000,000 from the Sponsor or an affiliate thereof or certain of Leo’s officers and directors to finance Leo’s transaction costs in connection with the transactions contemplated hereby;

•

take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

•

pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened actions (whether civil, criminal, administrative or investigative) against Leo or otherwise relating to the transactions contemplated by the Business Combination Agreement that (A) involves any payments of any obligation by Leo or the Surviving Company that will not be extinguished in its entirety prior to the Closing, (B) seeks injunctive or other equitable remedy, (C) imposes any material restrictions on the operations of Leo, the Surviving Company, World View or any World View subsidiary, or (D) does not provide for a general and complete release of all claims against Leo, its affiliates and any other person to which Leo owes any obligation to indemnify, reimburse, or otherwise make-whole (including obligations to advance funds to cover such obligations) in connection with such action;

•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

•	authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this section.

•

subject to the satisfaction or waiver of the conditions to the Business Combination Agreement, to use its reasonable best efforts to cause (A) the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (B) the Trustee to pay as and when due all amounts payable to Leo shareholders who shall have validly elected to redeem their Class A Ordinary Shares pursuant to the Existing Governing Documents and use its reasonable best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived;

•

to adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of New World View Common Stock pursuant to the Business Combination Agreement by any person who is expected to become a “covered person” of New World View for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder shall be an exempt transaction for purposes of Section 16;

•	at closing, to enter into the Registration Rights Agreement with the Sponsor Holders and certain of the World View stockholders;

•	subject to the required shareholder approval, Leo will domesticate to the State of Delaware and become a Delaware corporation in accordance with applicable law by (A) filing a certificate of corporate domestication with respect to the domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, (B) completing, making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the domestication and (C) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies described below in the section titled “Proposal No. 2—The Domestication Proposal”;

•

by virtue of the Domestication, all outstanding Leo Warrants will, immediately prior to the consummation of the Domestication, automatically and irrevocably be modified to provide that such Leo Warrant will entitle the holder to acquire one share of World View Common Stock;

•

to use reasonable best efforts to consummate the transactions contemplated by the Subscription Agreements and to: (A) materially and timely satisfy all conditions and covenants applicable to Leo in the Subscription Agreements and otherwise comply with its obligations thereunder, (B) in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing, (C) without limiting World View’s rights to enforce such Subscription Agreements pursuant to Section 9.11 of the Business Combination Agreement, enforce its rights under the Subscription Agreements in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements have been satisfied, to cause the applicable Investors to pay to (or as directed by) Leo the applicable portion of the Equity Financing, as applicable, set forth in the Subscription Agreements in accordance with their terms and (D) consummate the Equity Financing when required pursuant to the Business Combination Agreement;

•	to not permit any material amendment or modification to any Subscription Agreement, unless otherwise approved in writing by World View;

•

effective upon and following the Closing, Leo will release and forever discharge each World View stockholder from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning World View occurring prior to the Closing Date (other than as contemplated by the Business Combination Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the released parties of World View;

•

effective upon and following the Closing, World View will release and forever discharge Leo, Merger Sub I and Merger Sub II from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning World View occurring prior to the Closing Date (other than as contemplated by the Business Combination Agreement);

•

to ensure that Leo remains listed as a public company on the NYSE; to take reasonable best efforts to cause the New World View Common Stock to be issued in connection with the Business Combination transactions to be approved for listing on the applicable stock exchange as promptly as practicable; and

•

prior to Closing, if reasonably requested by World View, to use its commercially reasonable efforts to seek amendments to the Warrant Agreement to qualify the Leo Private Placements Warrants for classification as equity of Leo, and to obtain shareholder approval and adoption.

World View Covenants

World View made certain other covenants in the Business Combination Agreement, including:

•

during the Interim Period, unless consented to by Leo (such consent not to be unreasonably withheld) or required by the Business Combination Agreement or applicable law, subject to certain exceptions (and cause each of its subsidiaries to use) to conduct and operate its business in the ordinary course of business in all material respects, use its reasonable best efforts to preserve intact its present business organization, retain its directors, officers and key employees and maintain the existing relations with its customers, suppliers, vendors, employees, insurers and others having material business relationships with it, and to not take the following actions (and cause its subsidiaries not to take such actions):

•	amend, modify, waive or fail to enforce any of its respective governing documents or the stockholder agreements;

•

issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other equity interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options (including options of World View), warrants or rights to purchase or subscribe for, or enter into any contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other equity interests, as applicable (other than issuances of shares of World View Common Stock pursuant to Section 2.8 of the Business Combination Agreement, substantially in the form made available to Leo, in the ordinary course of business to newly hired employees and other service providers which are included in World View’s fully diluted shares);

•	split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other equity interests, as applicable;

•	make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

•

make any change to any of the cash management practices of World View or any subsidiary of World View, including deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

•

make any change to any policy or practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to its business or accelerate or delay the payment or receipt of any payables or receivables;

•

(A) grant any material refunds, credits, rebates or allowances (or offer new discounts/rebates/credits or allowances) to customers or (B) give any discount, accommodation or other concession other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable;

•

take any action or fail to take any action that would have, or could reasonably be expected to have, the effect of (A) delaying or postponing the payment of any accounts payable or commissions or any other liability to post-Closing periods that would otherwise be expected to occur prior to the Closing, or (B) accelerating the collection of (or discount) any accounts or notes receivable to pre-Closing periods that would otherwise be expected to occur after the Closing;

•	other than in connection with the financings of World View, (A) incur any indebtedness in excess of $250,000 in the aggregate, or (B) make any loans or advances to any other person;

•

other than in connection with the financings of World View, cancel or forgive any indebtedness in excess of $250,000 in the aggregate owed to World View or any subsidiaries of World View, other than indebtedness of World View or a subsidiary of World View or indebtedness for borrowed money of a subsidiary of World View to World View or to another subsidiary of World View that does not result in a material post-Closing tax or other liability;

•

except as may be required by guidance from the staff of the SEC regarding the accounting policies of Leo that are generally applicable to special purpose acquisition companies or Leo’s accountants, Law or GAAP, make any material change in the financial accounting methods, principles or practices of World View or any subsidiary of World View (or change an annual accounting period);

•	except as required by law (A) make, change or rescind any material tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of taxes,

(C) change any tax period, (D) adopt or change any material method of tax accounting, (E) file any amended income or other material tax Return, (F) enter into any closing agreement related to any tax or request any tax ruling from a tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

•	enter into, renew, modify or amend any World View affiliate agreement (or any contract, that if existing on the date hereof, would have constituted a World View affiliate agreement);

•	grant or otherwise create or consent to the creation of any lien (other than a permitted lien) on any of its material assets, owned real properties or leased real properties;

•

sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its material properties or assets that are material to its business (excluding intellectual property which is addressed in Section 5.1(b)(xvi) of the Business Combination Agreement), except sales of inventory in the ordinary course of business;

•

sell, assign, transfer, lease, license, abandon, let lapse or expire, cancel, dispose of, or subject to any lien (other than permitted liens) any intellectual property, except non-exclusive licenses of intellectual property granted in the ordinary course of business or the expiration of registered intellectual property at the end of its statutory term;

•

(A) amend, extend, renew, assign or otherwise modify any material contract of World View (or any contract that would have been a material contract of World View if not so amended, extended, renewed, assigned or otherwise modified as of the date of the Business Combination Agreement) in any manner less favorable to World View or any of its subsidiaries than prior to such amendment or modification, (B) enter into any contract that would have been a material contract of World View if entered into prior to the date of the Business Combination Agreement, or (C) terminate any material contract of World View (or any contract that would have been a material contract of World View if entered into prior to the date of the Business Combination Agreement), in each case other than in the ordinary course of business;

•

waive or release any noncompetition, nonsolicitation, nondisparagement, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor other than in the ordinary course of business;

•	hire, engage or terminate (without cause) furlough or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000;

•

except as required under applicable law or the terms (as in effect on the date of the Business Combination Agreement) of any benefit plan of World View set forth on Schedule 3.16(a) of the Business Combination Agreement, (A) grant or agree to grant to any employee, officer, director or independent contractor of World View or any subsidiaries of World View any increase in (i) wages or bonus (except in connection with promotions in the ordinary course of business) or (ii) severance, profit sharing, retirement, insurance or other compensation or benefits, (B) adopt, enter into or establish any plan or arrangement that would be a benefit plan of World View if it was in effect on the date of the Business Combination Agreement (except with respect to employment or consulting contracts which would not be material contracts of World View if in effect on the date of the Business Combination Agreement), or amend, modify, terminate, or agree to amend, modify or terminate any existing benefits plans of World View (except for group welfare insurance policy renewals in the ordinary course of business), (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any benefit plan of World View or otherwise (including any plan or arrangement that would be a benefit plan of World View if it was in effect on the date of the Business Combination Agreement) or (D) make any personnel change to the management of World View, including the hiring of additional officers or termination (except for cause) of existing officers;

•

unless required by law, (A) modify, negotiate, extend, terminate or enter into any collective bargaining agreement, works council agreement or other labor-related Contract or bargaining relationship with any union, works council, labor organization, or other employee representative body (each a “CBA”), or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of World View and any of its subsidiaries;

•

implement or announce any employee layoffs or furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar laws;

•

pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened actions (whether civil, criminal, administrative or investigative) against World View or any subsidiary of World View (A) involving payments in excess of $150,000 in any single instance or in excess of $250,000 in the aggregate, (B) seeking material injunctive or other equitable remedy, (C) which imposes any material restrictions on the operations of World View or any subsidiary of World View or (D) by the equity holders or any other person, which relates to the transactions contemplated by the Business Combination Agreement;

•

make or incur any capital expenditures that in aggregate exceed $100,000 in excess of World View’s annual capital expenditure budget for periods following the date of the Business Combination Agreement made available to Leo;

•

buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the ordinary course of business, or (B) other assets in an amount not to exceed $150,000 individually or $250,000 in the aggregate;

•

merge or consolidate World View or any subsidiary of World View with any other person, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	enter into any new line of business, except as expressly set forth in any business plan made available to Leo;

•

fail to maintain the insurance policies or comparable replacement policies consistent with levels maintained by World View and each subsidiary of World View as of the date of the Business Combination Agreement;

•

take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

•	make political contributions to political candidates or political action committees;

•	take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by the Business Combination Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this section.

Additional covenants that World View made include:

•

during the Interim Period, to cause each of its subsidiaries to provide Leo reasonable access to all World View’s employees, facilities, books and records and other information during normal business hours as is reasonably requested in writing, subject to customary exceptions and confidentiality requirements;

•

to hold in confidence, and not disclose, any non-public information of Leo provided in the Business Combination Agreement, and to use commercially reasonable efforts to prevent the unauthorized disclosure or use;

•	to furnish such financial and operating statements within 15 days following the end of any month, all in reasonable detail and prepared in accordance with GAAP;

•	to deliver to Leo a Foreign Investment in Real Property Tax Act certificate and form of notice to the IRS;

•	to purchase and maintain in effect for six years, a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Leo and World View;

•

to terminate the World View affiliate agreements, stockholder agreements and each other agreement between World View, and any officer or director of World View, other than the contracts as set forth in the Business Combination Agreement, at or prior to the Effective Time such that Leo or World View has no liability or obligation following the Effective Time pursuant to such agreements; and

•

to, within 48 hours of receipt, provide Leo and Leo’s capital markets advisor, Jefferies, and World View’s financial advisor, Guggenheim Securities, evidence of the SEC’s Written Consent of the proxy statement/prospectus, with a copy to Leo’s counsel.

Trust Account Waiver

World View has agreed that it does not and will not at any time have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom), and has waived any claims it, and its equity holders and affiliates, had or may have at any time against or with respect to the Trust Account (or distributions therefrom) as a result of, or arising out of, any discussions, contracts or agreements among Leo and World View and agreed not to seek recourse against the Trust Account (or distributions therefrom) for any reason whatsoever.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties from each of the parties, including certain restrictive covenants applicable to the selling parties.

In the Business Combination Agreement, Leo makes customary representations and warranties regarding itself, Merger Sub I and Merger Sub II, including in relation to: corporate organization, due authorization, current capitalization, taxes, company subsidiaries, litigation, governmental authorities and required consents, trust account matters, brokers’ fees, Leo’s SEC documents and filings, Leo’s listing on the NYSE, investment company status, board of directors’ approval, indebtedness, related party transactions, title to real and personal property, this proxy statement/prospectus, the absence of certain material adverse changes, the sponsor agreement, Section 280G of the Code and compliance with laws.

In the Business Combination Agreement, World View makes representations and warranties regarding itself and its subsidiaries, including in relation to: corporate organization, due authorization, current capitalization, company subsidiaries, governmental authorities and required consents, financial statements, undisclosed liabilities, litigation, compliance with laws, material contracts and contractual defaults, benefit plans, labor matters, taxes, insurance, compliance with permits, title to tangible assets and equipment, material customers and material suppliers, real property, intellectual property and information security, environmental matters, the absence of certain material adverse changes, this proxy statement/prospectus, brokers’ fees, related party transactions, international trade and anti-corruption matters and government contracts.

The Parties have agreed to take all actions necessary or appropriate such that effective immediately after the effective time of the First Merger, Leo’s board of directors will be divided into three classes and be composed of a total of seven directors, which directors shall include two individuals designated by Leo, four individuals designated by World View and one individual designated by the Parties who qualifies as an “independent director” under the rules of the NYSE or Nasdaq, as applicable. The Parties may also enter into additional equity or equity-linked financing commitments for up to $75 million gross proceeds at or prior to the Closing.

World View Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of World View are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred and for purposes of determining whether certain conditions to Closing have been satisfied.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to World View and its respective subsidiaries means any event, change, development, effect or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of World View and its subsidiaries, taken as a whole or (b) the ability of World View and its subsidiaries to perform any of their respective covenants or obligations under the Business Combination Agreement or any Ancillary Agreement or to consummate the transactions contemplated by any such agreement (“World View Material Adverse Effect”).

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a World View Material Adverse Effect:

(a)	changes or proposed changes in laws, regulations or interpretations thereof after the date of the Business Combination Agreement;

(b)	any changes or proposed changes in GAAP (or any official interpretation thereof) after the date of the Business Combination Agreement;

(c)

general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world;

(d)	events or conditions generally affecting the industries in which World View operates;

(e)

global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests;

(f)	pandemics (including COVID-19), earthquakes, hurricanes, tornadoes or other natural disasters; or

(g)	any failure of World View to meet any projections or forecasts,

provided that in the case of clauses (a), (b), (c), (e) and (f) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on World View and its subsidiaries, taken as a whole, as compared to other industry participants in the industries or markets in which World View and its subsidiaries operate.

No Survival of Representations and Warranties of Pre-Closing Covenants; Amendments

Leo and World View may, to the extent legally allowed and except as otherwise set forth in the Business Combination Agreement, extend the time for performance of any of the obligations or acts of another party, waive any inaccuracies in the representations and warranties of the other party and, subject to the requirements of applicable law, waive compliance by the other party with any of the agreements or conditions contained in the Business Combination Agreement applicable to such party. Any agreement on the part of Leo or World View to any such extension of waiver will be valid only if set forth in an instrument in writing signed by such party, and any delay in exercising any right pursuant to the Business Combination Agreement will not constitute a waiver of such right.

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed by each of the parties in the same manner as the Business Combination Agreement and which makes reference to the Business Combination Agreement; provided, however, that no amendment will be made that, pursuant to applicable law, requires further approval or adoption by the shareholders of Leo or the shareholders of World View, as applicable, without such further approval or adoption.

None of the representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements in the Business Combination Agreement or in any ancillary agreement or other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements, will survive the Closing and will terminate and expire upon the occurrence of the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements that by their terms apply in whole or in part at or after the Closing and then only with respect to any breaches occurring after the Closing. The Parties agree that, in the event that the Closing occurs, no party may bring an action based upon, or arising out of, any such representations, warranties, or covenants the performance of which is in the period prior to Closing, except in the case of fraud by any party.

Ownership of New World View Immediately Following the Business Combination

On January 9, 2023, Leo held the Extension Meeting to consider the Extension Amendment Proposal. In connection with the vote to approve the Extension Amendment Proposal, the holders of 32,924,036 Class A ordinary shares, par value $0.0001 per share, of Leo properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $334,239,331. As of the date of this proxy statement/prospectus, there are (i) 4,575,964 Class A Ordinary Shares issued and outstanding, (ii) 9,375,000 Class B Ordinary Shares issued and outstanding and (iii) 16,041,667 Leo Warrants (consisting of 6,666,667 Leo Private Placement Warrants and 9,375,000 Leo Public Warrants) issued and outstanding. Each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New World View Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of the Class A Ordinary Shares are redeemed in connection with the Business Combination), Leo’s fully diluted share capital (after giving effect to the exercise of all of the Leo Private Placement Warrants and all of the Leo Public Warrants) would be 29,992,631 Leo Ordinary Shares.

The following table illustrates varying ownership levels in New World View Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Shareholders and the following additional assumptions: (1)      shares of New World View Common Stock are issued to the World View equityholders at Closing in both a no redemption scenario and a maximum redemption scenario, which includes (i)      shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)      shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)      shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing); (2) no New World View Public Warrants and New World View Private Placement Warrants issued in connection with the Business Combination to purchase New World View Common Stock that will be outstanding immediately following Closing have been exercised; (3)      shares of New World View

Common Stock are issued in the Equity Financing, including upon conversion of World View Equity Financing Convertible Notes and/or exchange of other Equity Financing Securities, assuming consummation of the Equity Financing prior to the Closing for aggregate proceeds of $75 million and including shares of New World View Common Stock issuable upon the conversion of World View Convertible Notes issued on or after December 1, 2022 and deemed part of the Equity Financing (the “New World View Equity Financing Shares”); and (4) all outstanding and unexercised World View options, whether vested or unvested, are converted into options to purchase shares of New World View Common Stock (each, a “New World View Option”). The following table excludes the New World View Warrants.

Based on these assumptions, and assuming that no outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination, there would be approximately      shares of New World View Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New World View will be different.

For example, there are currently outstanding an aggregate of 16,041,667 Leo Warrants to acquire our Class A Ordinary Shares, which are comprised of 6,666,667 Leo Private Placement Warrants and 9,375,000 Leo Public Warrants sold as part of the Leo Public Units sold in the Leo IPO. Each outstanding Leo Warrant would be exercisable as a New World View Warrant commencing 30 days following the Closing for one share of New World View Common Stock. If we assume that each outstanding warrant is exercised and one share of New World View Common Stock is issued as a result of such exercise, with payment to New World View of the exercise price of $11.50 per warrant for one share, our fully diluted share capital would increase by a total of 16,041,667 shares, with $ 184,479,170.50 paid to New World View to exercise the warrants.

Share Ownership in New World View
	No redemptions(1)		Maximum redemptions(2)
	Percentage of Outstanding Shares		Percentage of Outstanding Shares
Leo Public Shareholders(3)		%		%
Leo Initial Shareholders(4)		%		%
World View Equityholders(5)		%		%
Equity Financing Investors(6)		%		%

(1)	Amounts do not sum due to rounding.
(2)

Assumes that all 4,575,964 Class A Ordinary Shares outstanding are redeemed for an aggregate payment of approximately $     (based on the estimated per share redemption price of approximately $     per share) from the Trust Account. As the proceeds (without taking into account offering expenses) from the Equity Financing are expected to satisfy the Available Closing Acquiror Cash Condition, the maximum redemption scenario reflects the redemption of 100% of the Class A Ordinary Shares held by the Public Shareholders; amounts do not sum due to rounding.

(3)	Represents shares of New World View Common Stock to be issued upon conversion of 4,575,964 Class A Ordinary Shares issued in connection with the Leo IPO.
(4)

Represents shares of New World View Common Stock to be issued upon conversion of 9,375,000 Class B Ordinary Shares acquired by the Leo Initial Shareholders prior to or in connection with the Leo IPO (including 30,000 shares held by Lori Bush, 30,000 shares held by Naveen Agarwal, 30,000 shares held by Mary Minnick, 30,000 shares held by Mark Masinter, 20,000 shares held by Scott Flanders, 20,000 shares held by Imran Khan and 20,000 shares held by Scott McNealy). Excludes an aggregate of $2.3 million principal amount of World View Convertible Notes held by Lyndon Lea, Robert Darwent and Ed Forst, which notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing.

(5)

Represents the sum of (i)      shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)      shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii) shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing). Excludes shares of New World View Common Stock underlying the New World View Warrants, shares of New World View Common Stock underlying New World View Options, and New World View Equity Financing Shares.
(6)	Consists of New World View Equity Financing Shares, which do not constitute Per Share Merger Consideration.

The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New World View’s share ownership will be after the Closing. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Condensed Combined Financial Information” and “—The Business Combination Agreement—Consideration to be Received in the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summaries are qualified in their entirety by reference to the complete text of each of the agreements. The full text of such related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the Shareholder Meeting.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Leo, (ii) the Sponsor Holders and (iii) World View entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor Holders have agreed, for no compensation, to (i) vote in favor of the Transaction Proposals and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Class B ordinary shares, par value $0.0001 per share of the Company held by the Sponsor Holders and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.

Registration Rights Agreement

At Closing, Leo, the Sponsor Holders and certain equityholders of World View will enter into the Registration Rights Agreement pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of New World View. Pursuant to the Registration Rights Agreement, New World View will agree that, within twenty business days after the Closing, New World View will file with the SEC (at New World View’s sole cost and expense) a shelf registration statement registering the resale of certain shares of New World View Common Stock from time to time, and New World View shall use commercially reasonable efforts to have the Resale Registration Statement declared effective within 60 business days after the Closing, or as soon as practicable thereafter. The equityholders party to the Registration Rights Agreement are entitled to customary piggyback rights and may demand underwritten offerings, including block trades, of their registrable securities by New World View from time to time.

Support Agreement

Concurrently with the execution of the Business Combination Agreement, Leo, World View and the World View Holders entered into Support Agreements with Leo and World View, pursuant to which the World View

Holders have agreed to, among other things, (i) waive any appraisal rights in connection with the Mergers and (ii) consent to and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers).

Lock-up Arrangements

The Proposed Bylaws and the Sponsor Agreement each contain lock-up provisions (described below) such that the World View equityholders and the Sponsor Holders will be subject to lock-up arrangements on their equity securities of New World View pursuant to which, without the prior written consent of New World View, during the period commencing on the Closing Date and with respect to the World View equityholders, ending on the date that is 180 days after the Closing, and with respect to the Sponsor Holders, ending on the date that is 365 days after the Closing (collectively, the “Lock-up Period”), such parties will not (1) pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, such shares or other equity securities (the “Lock-Up Securities”) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of New World View Common Stock, in cash or otherwise.

Notwithstanding the restrictions described in the immediately preceding paragraph, Lock-Up Holders may transfer the Lock-Up Shares during the Lock-up Period:

(i)

to any (a) Family Members (as defined in Article V of the Proposed Bylaws) or (b) affiliates (including any partner, limited partner, stockholder, shareholder, member controlling or under common control with such member and affiliated investment fund or vehicle), but excluding any affiliate under this clause (b) who operates or engages in a business which competes with the business of New World View or its subsidiaries and any portfolio company, upon written notice to New World View;

(ii)	to a bona fide charitable organization, upon written notice to New World View;

(iii)	in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(iv)	in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree, or separation agreement;

(v)	in the case of an entity, by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi)	pursuant to transactions of New World View Shares or other securities convertible into or exercisable or exchangeable for New World View Shares acquired in open market transactions after the Closing;

(vii)

to New World View pursuant to the exercise of any options or warrants to purchase New World View Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(viii)	to New World View upon the conversion of convertible notes to acquire New World View shares (which conversions may be effected on a cashless basis);

(ix)	to New World View in connection with the vesting and settlement of restricted stock units, restricted stock or other rights to acquire shares in New World View;

(x)

to New World View to satisfy tax withholding obligations pursuant to New World View’s equity incentive plans or arrangements, but only to the extent permitted pursuant to the terms of New World View’s equity incentive plans;

(xi)	to satisfy tax obligations upon exercise or settlement of options, restricted stock units, or restricted stock;

(xii)

to New World View pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by New World View or the forfeiture of the Holder’s shares in New World View or other securities convertible into or exercisable or exchangeable for shares in New World View in connection with the termination of the Holder’s service to New World View;

(xiii)

pursuant to the entry, by the Holder, at any time after the Closing, into any trading plan providing for the sale of New World View Shares by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any New World View Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xiv)	pursuant to Transfers of New World View Shares acquired by the Holder in the PIPE Financing (as defined in the Business Combination Agreement);

(xv)

pursuant to transactions solely to satisfy any U.S. federal, state, or local income tax obligations of the Holder (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder after the date on which the Business Combination Agreement was executed by the parties thereto, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 or Section 351 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or the U.S. Treasury Regulations taking into account such changes) solely to the extent that such income tax obligations are actually due and required to be paid prior to the expiration of the Lock-Up Period; and

(xvi)

pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of New World View’s stockholders having the right to exchange their shares of New World View Common Stock for cash, securities or other property subsequent to the Closing, provided that any shares transferred pursuant to clauses (i)-(v), clause (x) or clause (xii) above to any party other than New World View shall remain subject to the lock-up restrictions during the Lock-Up Period.

The lock-up restrictions for the Sponsor Holders will also lapse prior to their expiration upon the occurrence of certain events, including the closing price of New World View Common Stock reaching certain thresholds.

Background of the Business Combination

The terms of the Business Combination Agreement (as defined in this proxy statement/prospectus) and ancillary agreements are the result of negotiations between Leo and World View, and each of their respective representatives. The following is a brief summary of the background of these negotiations and related transactions and does not purport to catalogue every conversation between Leo and World View, or their respective representatives, but instead is intended as a summary of material developments over the course of the negotiations. In conducting a targeted search for a business combination target, as described in greater detail below, Leo utilized the global network and the investing, industry and sector, and transaction experience of the Sponsor, Leo’s management and the Leo Board. This included the previous experience of Leo’s management in consummating a business combination with an enterprise value of $757 million between Leo Holdings Corp. and Digital Media Solutions Holdings, LLC in July 2020 and a business combination with an enterprise value of $807 million between Leo Holdings III Corp and Local Bounti Corporation in November 2021.

Leo is a blank check company organized under the laws of the Cayman Islands and was formed on September 1, 2020. Leo was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On September 9, 2020, the Sponsor purchased 10,062,500 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.0001 per share. In December 2020, the Sponsor transferred 30,000 Founder

Shares to each of Leo’s directors and 90,000 shares in the aggregate to Leo’s strategic advisors. The Sponsor agreed to surrender up to 1,312,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, such that the Founder Shares would comprise 20% of the issued and outstanding shares after the Leo IPO and the exercise, if any, of the over-allotment option.

On January 12, 2021, Leo completed the Leo IPO of 37,500,000 units at a price of $10.00 per unit, generating gross proceeds of $375 million. Each unit consists of one Class A Ordinary Share and one-quarter of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to certain adjustments, terms and limitations. The registration statement relating to these securities was filed with the SEC and declared effective on January 7, 2021.

Concurrent with the completion of the Leo IPO, the Sponsor purchased an aggregate of 6,666,667 Leo Warrants at a price of $1.50 per warrant, or $10.0 million in the aggregate, in a private placement to occur concurrently with the closing of the IPO. Each whole Leo Warrant entitles the holder thereof to purchase one Class A Share at a price of $11.50 per share, subject to certain adjustments.

In connection with the Leo IPO, Leo’s underwriter was granted an over-allotment option to purchase up to an additional 2,500,000 units. The underwriter exercised the over-allotment option in part. This partial exercise of the over-allotment option resulted in 687,500 of the Founder Shares being forfeited.

On January 12, 2021, the units began trading on the NYSE under the symbol “LHC.U” and, starting March 5, 2021, Class A Ordinary Shares and warrants that were separated started trading on the NYSE under the symbols “LHC” and “LHC WS,” respectively.

Prior to the consummation of the Leo IPO, neither Leo nor anyone on its behalf had any discussions, formal or otherwise, with any business combination target with respect to a potential business combination transaction with Leo.

After the Leo IPO, Leo commenced an active search for prospective businesses and assets to acquire. In addition, representatives of Leo were contacted by additional potential targets that they had not previously identified through its search process. In each case, Leo conducted due diligence to varying degrees on such businesses and assets, including review of such businesses’ management, business model, competitive landscape, and certain financials, in each case, to the extent available. In total, following the Leo IPO, representatives of Leo, its advisors and the Sponsor were contacted by or initiated contact with approximately 200 business combination opportunities in a breadth of industries. Leo reviewed opportunities on a rolling basis, including based on discussions and information received under confidentiality agreements entered into or through introductory materials exchanged with approximately 64 potential counterparties. After reviewing and considering the foregoing opportunities, Leo continued to cull its list of prospective businesses and assets based on a core set of criteria, including maturity of the business, size of the business, management team, near-term path to profitability, public market readiness, including the state of financial statements and internal controls, growth prospects and impacts of COVID-19. Following such reviews and discussions, and at various points in time, Leo discontinued its review of certain targets for failing to satisfy one or more of the aforementioned criteria, among other reasons. Throughout its active search process, Leo extended approximately 13 non-binding proposals for a business combination to private company management teams, with varying levels of detail surrounding potential transaction structure and plans for future partnership. Of these proposals, one was accepted and executed by the target, but that transaction was ultimately terminated prior to consummation by mutual determination of the parties.

Until agreeing to exclusivity with World View on November 22, 2022, Leo engaged in a general active search process and reviewed, to the extent available, the management, business model, competitive landscape, and certain financials with respect to other potential target companies. During this time, Leo focused its active engagement on World View and 10 other companies— a company offering an RV rental marketplace

(“Company A”), a sustainable packaging company (“Company B”), a real estate technology company (“Company C”), a logistics technology company (“Company D”), a digital visual special effects company (“Company E”), a gaming content and distribution company (“Company F”), an e-commerce enablement company (“Company G”), a transparent search platform (“Company H”), an advertising technology company (“Company I”) and a coffee machine manufacturing company (“Company J”) that merited serious consideration based on Leo’s selection criteria described above (Companies A, B, C, D, E, F, G, H, I and J, the “Potential Targets”). The enterprise value range for the group was approximately $500 million to approximately $3 billion. Leo entered into non-disclosure agreements with each of the Potential Targets, which contained customary terms and conditions, including a customary trust account waiver. Representatives of Leo and the Leo Board engaged in discussions at varying levels of depth with the Potential Targets’ and World View’s respective management teams. Leo entered into one non-binding letter of intent with one of the Potential Targets. With respect to all Potential Targets, there were no agreements of exclusivity at the time Leo executed its exclusivity agreement with World View. Of the Potential Targets, Company A, Company B, Company C and Company G abandoned their plans to list publicly and Leo failed to reach a mutual agreement on potential transaction terms with Company D, Company E, Company F, Company H, Company I and Company J.

In its review of the Potential Targets, Leo engaged in active discussions with its IPO underwriters, Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) to evaluate the Potential Targets’ strengths as targets and determine the viability of Leo pursuing business combinations with each. As detailed below, after Leo introduced the opportunity with World View to both Deutsche Bank and Credit Suisse, both Deutsche Bank and Credit Suisse informed Leo that neither would be able to act as Leo’s financial advisor if Leo pursued a business combination with World View. The decisions of Deutsche Bank and Credit Suisse to not act as Leo’s financial advisors if Leo pursued a business combination with World View were not a result of any dispute or disagreement with Leo and appeared related to firm-wide decisions by both banks to reduce involvement in SPAC activity, although neither Deutsche Bank nor Credit Suisse provided a reason for declining to act in a financial advisory role if Leo pursued a business combination with World View as opposed to other potential targets. The services provided by Deutsche Bank and Credit Suisse under their respective engagement letters were substantially complete at the time of their resignations. At no time prior to or after their resignation did Deutsche Bank and Credit Suisse indicate that they had any specific concerns with the Business Combination nor advise Leo that they were in disagreement with the contents of this proxy statement/prospectus or the registration statement of which it forms a part. Given that Deutsche Bank and Credit Suisse are no longer engaged in any capacity by Leo, neither Deutsche Bank nor Credit Suisse approved or disapproved the disclosure in the proxy statement/prospectus, including the disclosure about their respective resignations, and they did not prepare or provide any of the disclosure in this prospectus/proxy statement or any analysis underlying such disclosure or any other materials or work product that have been provided to Leo’s Public Shareholders or the Equity Financing Investors. Following this notification, Leo engaged Jefferies as its capital markets advisor to assist Leo’s evaluation of World View as a target and to advise Leo through the execution of the business combination.

On October 3, 2022, a mutual acquaintance of Leo Partner, Matt Nordby, and World View CEO, Ryan Hartman, introduced the two, following which Mr. Nordby contacted Mr. Hartman via email suggesting to meet by video to discuss a potential business combination between World View and Leo.

On October 10, 2022, Mr. Nordby met by video with World View CEO Ryan Hartman to gauge World View’s interest in a potential business combination. Both parties determined that it made sense to continue to engage in conversations around a potential transaction. Mr. Nordby and Mr. Hartman met again on October 19, 2022 to discuss World View’s interest in a potential transaction, which confirmed that both parties were interested in engaging on further discussions.

On October 24, 2022, Mr. Nordby, Ed Forst (Leo Chairman), and Mr. Hartman met by video to discuss World View’s business. Mr. Hartman presented his vision for World View to Messrs. Nordby and Forst.

On October 27, 2022, Mr. Nordby toured World View’s headquarters and facilities in Tucson, AZ with Mr. Hartman. During the visit, Mr. Hartman spoke about World View’s remote sensing business, strategy, operations, performance and service offerings.

On October 28, 2022, representatives of Leo met with representatives of its IPO underwriter, Deutsche Bank, to have an initial discussion on World View’s business, its competitive environment, the addressable market and prospects for remote sensing and space tourism, and more.

On November 2, 2022, representatives of Leo met with representatives of Deutsche Bank to discuss a potential transaction between Leo and World View. During this discussion, representatives of Deutsche Bank informed representatives of Leo that Deutsche Bank would be unable to continue to support such a transaction as Leo’s underwriter and that it would need to resign as Leo’s underwriter if Leo pursued the business combination.

On November 3, Mr. Hartman met with Mr. Nordby by video to discuss a potential business combination. During the meeting, Mr. Hartman and Mr. Nordby discussed potential approaches to business combination matters, such as valuation, and engagement with potential financial advisors.

On November 4, 2022, Mr. Hartman sent World View’s internal business and operating plan to representatives of Leo’s management to review.

On November 7, 2022, Mr. Nordby and two other principals of Leo, Robert King and Colin Delea, met by video with Mr. Hartman to discuss World View’s internal operating plan. World View’s financial advisor, Guggenheim Securities, also attended the discussion. During the meeting, Leo and World View determined that a shift in World View’s strategic priority from space tourism to remote sensing would be prudent given remote sensing’s relative growth and profitability potential.

On November 9, 2022, representatives of Leo met with representatives of its IPO underwriter, Credit Suisse, to have an initial discussion on World View’s business, its competitive environment, the addressable market and prospects for remote sensing and space tourism, and more.

On November 10, 2022, World View executed a non-disclosure agreement with Leo pursuant to which World View agreed to provide Leo certain confidential information for purposes of enabling Leo to further evaluate a potential business combination with Leo. The non-disclosure agreement contained customary terms and conditions, including a customary trust account waiver, and did not include any standstill provision or “don’t ask, don’t waive” provision. Subsequent to executing the nondisclosure agreement, representatives from World View sent World View’s detailed management presentation to Leo.

On November 11, 2022, Leo Partners CEO Lyndon Lea, Messrs. Forst and Nordby and principals Mr. King and Mr. Delea, met by video with representatives from Jefferies to discuss a potential advisory engagement related to a possible World View transaction. Both parties agreed to meet again on November 15, 2022, which meeting was postponed until November 16, 2022.

On November 14, 2022, representatives of Leo met with representatives of Credit Suisse to discuss a potential transaction between Leo and World View. During this discussion, representatives of Credit Suisse informed representatives of Leo that Credit Suisse would be unable to continue to support such a transaction as Leo’s underwriter and that it would need to resign as Leo’s underwriter if Leo pursued the business combination.

On November 16, 2022, Mr. Nordby spoke with Dennis Muilenburg, CEO of New Vista Private Capital (“New Vista”), who had previously been in discussions with World View in late 2021 and early 2022 about a potential business combination or substantial equity investment into World View. Given Mr. Muilenburg’s knowledge and prior due diligence of World View, it was agreed that New Vista would serve as an advisor to Leo as it continued to analyze the prospects of a business combination with World View. Representatives of Leo emailed representatives of K&E, as outside counsel to Leo, to draft a term sheet with respect to a potential business combination to deliver to World View.

On November 18, 2022, Mr. Lea made an initial submission of a draft non-binding term sheet (the “Initial Term Sheet”) regarding a potential business combination to Mr. Hartman at World View. The Initial Term Sheet proposed the following key terms: (a) pre-money enterprise value of $350 million; (b) an aggregate amount of $15 million to be raised in a pre-transaction convertible note; (c) an aggregate amount of financing (in the form of a PIPE investment in Leo or other structure, including convertible note instruments in World View) of $50 million; (d) a 180-day lock-up period of the shares of World View Common Stock to be issued to current World View equity holders; (e) certain executives of World View to enter into mutually acceptable employment agreements; (f) the initial Board of Directors of the surviving company would have seven directors, comprised of (i) four directors designated by World View, two (2) of whom would be considered independent under NYSE requirements, (ii) two directors designated by Leo and (iii) one director to be mutually agreed by World View and Leo; (g) Leo agreed to work with the senior management team and World View to discuss and establish a new post-transaction employee incentive plan, consistent with plans of similarly sized newly public companies; (h) the transaction would be subject to customary closing conditions, including a condition that the funds contained in Leo’s trust account (after giving effect to any redemptions), plus the proceeds from the transaction equity financing shall equal or exceed $50 million; and (i) an exclusivity period of 45 days which featured an automatic extension of an additional 45 days and prevented World View from having any communications with respect to alternative transactions and Leo from entering into any other letters of intent, although Leo was permitted to continue conversations with other targets (the “Exclusivity Period”) in the event that execution of definitive transaction documents had not occurred prior to the expiration of the original Exclusivity Period.

On November 21, 2022, Mr. Hartman sent a revised version of the Initial Term Sheet to representatives of Leo (the “November 21 Term Sheet”). The November 21 Term Sheet contemplated revisions such as (a) revising the amount of funds contained in Leo’s trust account (after giving effect to any redemptions) and the proceeds from the transaction equity financing, to equal at least $75 million; (b) requesting Leo bear all expenses related to a potential extension of the term of its Trust Account; (c) a cap on the amount of transaction expenses of both parties in the amount to be mutually agreed; and (d) a mutual exclusivity period, such that Leo would cease all conversations with other parties with regards to a potential business combination.

On November 22, 2022, Leo entered into an exclusive, nonbinding term sheet with World View (the “Letter of Intent”). Leo and its representatives agreed to the material revisions proposed by World View.

On November 28, 2022, Mr. Hartman and members of the World View team, met by video with Messrs. Lea, Nordby, and other members of Leo to discuss the process for drafting and negotiating the Business Combination Agreement.

On December 2, 2022, Leo, along with representatives of K&E, held a board meeting via video conference to provide an update on the business combination with World View as well as seek approval for an extension of the term of Leo’s Trust Account. Messrs. Lea, Forst and Nordby discussed World View’s business and financial plan, budget, management team and the remote sensing industry, among other things. Representatives of K&E also provided the Leo Board with an overview of certain legal considerations related to a potential business combination and the process and timeline of a potential extension of the term of the Leo entity. At the conclusion of the meeting, the board of directors of Leo, including each member of the audit committee, unanimously approved Leo and its principals continuing due diligence efforts and extending the term of Leo’s Trust Account.

On December 2, 2022, K&E sent Cooley an initial draft of the Business Combination Agreement for the proposed transaction. The initial draft of the Business Combination Agreement reflected the various business points from the LOI, as well as additional enhanced representations, warranties and covenants of World View as a result of the due diligence completed to date.

Also on December 2, 2022, Mr. Lea and Mr. Nordby submitted a term sheet to Mr. Muilenburg with respect to an advisory relationship between New Vista and Leo regarding a potential combination with World View. On December 9, 2022, Mr. Muilenburg agreed to the provisions therein, which included New Vista providing Leo

with assistance in diligence of World View in exchange for an amount of shares equal to     % of Leo’s Class B Ordinary Shares after giving effect to any potential promote concessions to other parties. The parties subsequently executed a nonbinding term sheet, on December 9, 2022, with regards to the advisory relationship. New Vista, led by Mr. Muilenburg, is comprised of a group of experts with decades of experience leading within the aerospace and defense industry, in both corporate and government roles, including at notable enterprises such as Boeing, Maxar, NASA, the FAA and the U.S. Air Force, among other organizations. This group of experts has expertise in aerospace engineering, certification, new space, manufacturing, operations, and travel. New Vista had previously spent months conducting extensive due diligence on World View in connection with a potential transaction between New Vista Acquisition Corp and World View, which included several site visits, meetings with management, review and evaluation of World View’s operations and go-forward business plan as well as technical and product due diligence. New Vista agreed to a scope of work which included making available New Vista’s completed body of work surrounding diligence in connection with New Vista Acquisition Corp.’s review of World View. These materials included, but were not limited to, materials reflecting diligence work surrounding World View’s business operations, financial condition, accounting and tax considerations, legal, technology and other commercial diligence items. In addition, Mr. Muilenburg and New Vista agreed to assist Leo and its principals, using reasonable best efforts, with continued diligence, including, but not limited to, updating work surrounding New Vista’s analysis of World View’s remote sensing business. Mr. Muilenburg and New Vista agreed to deliver a final, verbal read-out report to Leo’s principals at the conclusion of the scope of work. This final read-out report was delivered by Mr. Muilenburg to members of the Leo team on February 9, 2023. On December 12, 2022, Leo, World View and New Vista executed a three-way nondisclosure agreement to allow for Leo to review New Vista’s prior diligence work on World View. Pursuant to the nonbinding term sheet, in exchange for the completion of the work product described above, and subject to the successful consummation of the Business Combination, Leo will transfer to New Vista     % of the New World View Common Stock that the Sponsor owns as of immediately following the consummation of the Business Combination. For the avoidance of doubt, the Sponsor will transfer to New Vista     % of the shares of New World View Common Stock that the Sponsor will hold after giving effect to any share concessions with World View or other parties, such as those third parties who may be involved in the Equity Financing. For example, if immediately following consummation of the Business Combination, the Sponsor holds                  shares of New World View Common Stock, the Sponsor will transfer to New Vista                  shares of New World View Common Stock. Such arrangements are subject to a definitive agreement between the parties, which is currently under negotiation.

On December 2, 2022, Mr. Hartman met with representatives of Jefferies, Guggenheim Securities, and Leo to further discuss World View’s internal operating plan and to provide an update on the business.

Also on December 2, 2022, Leo filed a preliminary proxy statement with the SEC in connection with an extraordinary general meeting of Leo’s Public Shareholders to consider and vote upon a proposal to amend the Existing Governing Documents to extend the date by which Leo must complete its initial business combination from January 12, 2023 to April 12, 2023, and to allow Leo without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to six times by an additional one month each time, until October 12, 2023.

On December 6, 2022, representatives of Leo received access to a virtual data room (“VDR”) which included documents relating to World View’s business, financial results, budget and operating plan, and market opportunity, among other things.

From December 6, 2022, to January 12, 2023, Leo conducted its initial due diligence regarding a potential business combination with World View, including an in-depth review of World View’s VDR and the documents therein.

On December 9, 2022, Mr. Nordby met with Michael Cassidy, an accomplished entrepreneur in the aerospace industry with experience running Google’s Loon stratospheric balloon project, to discuss a potential advisory relationship with Leo in order to assist with due diligence of World View. On January 7, 2023, Mr. Cassidy executed a nondisclosure agreement with World View. Simultaneously, Mr. Cassidy and Leo entered into an advisory agreement for Mr. Cassidy to provide diligence support to Leo and its representatives.

On December 13, 2022, Jefferies provided the Leo’s management team with discussion materials relating to World View’s valuation.

On December 15, 2022, Mr. Hartman provided an update to the World View Board regarding the status of the potential transaction with Leo.

On December 16, 2022, Leo filed a definitive proxy statement with the SEC in connection with the Extension Meeting.

On December 18, 2022, New Vista sent to representatives of Leo its initial schedule of due diligence materials on World View.

On December 20, 2022, representatives from Jefferies sent to representatives of Leo its engagement letter which outlined terms for a potential capital markets advisory engagement with Leo in its efforts to analyze the potential World View opportunity. K&E reviewed the engagement letter and Leo subsequently delivered a revised engagement letter on December 22. Jefferies delivered another revised version of the engagement letter to Leo on December 29. Leo and Jefferies executed the engagement letter on January 1, 2023. Pursuant to such engagement letter, Leo agreed to pay Jefferies a fee at Closing.

On December 21, 2022, Mr. Hartman met with Mr. Lea to discuss the status of the potential business combination and the associated agreements with the broader transaction team, including representatives from New Vista and Jefferies.

On December 23, 2022, Cooley sent K&E a revised draft of the Business Combination Agreement. The revised draft addressed matters such as the merger consideration, exercise and assumption of World View options, adjustments to the representations and warranties, and covenants and closing conditions.

On December 26, 2022, representatives of Leo emailed representatives of K&E a draft of the Business Combination Agreement. Representatives of K&E provided comments to the Business Combination Agreement, which were incorporated prior to sharing with World View. From that point up until January 12, 2023, representatives from World View, with the assistance of Cooley LLP, as outside counsel to World View (“Cooley”) and Guggenheim Securities, and from Leo, with the assistance of K&E and Jefferies, negotiated major terms of the Business Combination Agreement surrounding a potential business combination, including with respect to the transaction structure, funding, certain risk allocation, closing conditionality, due diligence, post-closing governance matters and registration rights.

On December 27, 2022, K&E sent Cooley a revised draft of the Business Combination Agreement. The revised draft also addressed matters such as the merger consideration, adjustments to the representations and warranties, and covenants and closing conditions.

On December 28, 2022, K&E received access to the World View data room. On February 13, 2023, K&E began performing legal diligence regarding World View. K&E first delivered a diligence request list regarding World View to Cooley on January 18, 2023.

On December 29, 2022, Cooley sent K&E a revised draft of the Business Combination Agreement. Cooley revised draft addressed matters such as adjustments to the representations and warranties and closing conditions.

Following discussion with their respective advisors, Leo and World View decided to pursue the Equity Financing principally through the issuance and sale of World View Equity Financing Convertible Notes, which will generally have substantially similar terms as the forms of World View Convertible Note that World View had used for previous convertible note issuances in connection with the proposed business combination.

Since December 2022, representatives of Leo and World View have held meetings with a select group of potential investors regarding participation in the Equity Financing in connection with the proposed business combination. The list of prospective investors and the presentation materials were prepared by Leo and World View with input from Jefferies. Guggenheim Securities provided additional input relating to the presentation materials. Neither Jefferies nor Guggenheim Securities are engaged as placement agents in connection with the Equity Financing and neither Leo nor World View have engaged any other parties to act in such a capacity. Additionally, Leo, World View and their respective advisors, continue to hold regular process update calls to discuss the Equity Financing process and feedback received from investors with whom Leo and World View have been in dialogue. In connection with the Equity Financing, Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, have purchased World View Equity Financing Convertible Notes in the aggregate amount of $3,000,000.

On January 2, 2023, representatives from Leo and New Vista held an initial diligence review discussion.

On January 3, 2023, representatives from Leo and PricewaterhouseCoopers (“PwC”) held an initial call to discuss a potential advisory engagement related to financial, accounting and tax due diligence.

On January 4, 2023, K&E sent Cooley a revised draft of the Business Combination Agreement. The revised draft addressed matters such as the assumption of World View Warrants, the assumption of World View options, adjustments to the representations and warranties, the Equity Financing, and covenants and closing conditions. As part of the ongoing negotiations between Leo and World View, the pre-money enterprise value was reduced to $231 million. As a result of the reduction in pre-money enterprise value, the pro forma enterprise value was updated to $358 million.

On January 6, 2023, Mr. Hartman and members of the World View management team met with representatives of Leo to discuss the status of the Business Combination Agreement.

On January 7, 2023, Cooley sent K&E a revised draft of the Business Combination Agreement. The revised draft addressed matters such as Equity Financing updates, effects of the Merger, assumption of World View Warrants, World View options and World View Convertible Notes, adjustments to the representations and warranties, covenants and closing conditions and provisions relating to the termination of the Business Combination Agreement.

On January 9, 2023, K&E sent Cooley a revised draft of the Business Combination Agreement. The revised draft addressed matters such as the incorporation of the Second Merger, the assumption of World View options, adjustments to the representations and warranties, and covenants and closing conditions.

On January 9, 2023, Leo and Deutsche Bank, one of the underwriters in the Leo IPO, entered into an agreement pursuant to which Deutsche Bank waived all rights to its pro rata share of the deferred underwriting commission held in the Trust Account.

On January 9, 2023, the Leo shareholders approved the Extension Amendment Proposal at the Extension Meeting and on January 10, 2023, Leo filed the Extension Articles Amendment with the Register of Companies of the Cayman Islands. In connection with the vote to approve the Extension Amendment Proposal, the holders of 32,924,036 Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $ 334,239,331. After giving effect to the Extension Amendment Redemptions, there are 4,575,964 Class A Ordinary Shares outstanding.

On January 10, 2023, Cooley sent K&E a revised draft of the Business Combination Agreement. The revised draft addressed matters such as the treatment of certain World View equity awards and revisions to the Disclosure Schedules, Available Cash definition and Equity Financing structure.

On January 10, 2023, Leo, along with representatives of K&E and Maples and Calder (Cayman LLP “Maples”), Cayman Islands counsel to Leo, held another board meeting via video conference to provide an update on the business combination with World View as well as to seek approval to enter into a business combination agreement with World View. Messrs. Lea, Forst and Nordby discussed updates to Leo’s review of World View’s business and financial plan and the status of technical diligence of World View in conjunction with Leo’s advisors New Vista. In addition, Leo’s principals outlined the major terms of the Business Combination Agreement as well as the status of Leo’s successful six month extension. World View and Leo agreed to a 30 day period commencing after execution of the Business Combination Agreement by which Leo would retain the right to terminate the agreement subsequent to the diligence period based on its continued diligence review. At the conclusion of the meeting, based on the factors cited in “—The Leo Board’s Reasons for the Approval of the Business Combination,” the Leo Board, including each member of the audit committee, unanimously approved executing the Business Combination Agreement with World View, subject to a successful 30 day diligence period.

Also on January 10, 2023, World View, along with representatives of Cooley and Guggenheim Securities, held another board meeting via video conference to provide an update on the business combination with Leo as well as to seek approval to enter into a business combination agreement with Leo. Mr. Hartman outlined the major terms of the Business Combination Agreement, including that World View and Leo agreed to a 30 day period commencing after execution of the Business Combination Agreement by which Leo would retain the right to terminate the agreement subsequent to the diligence period based on its continued diligence review. At the conclusion of the meeting, the World View Board, approved executing the Business Combination Agreement with Leo.

On January 11, 2023, K&E sent Cooley a revised draft of the Business Combination Agreement. The revised draft addressed matters such as the treatment of World View Convertible Notes.

On January 11, 2023, Leo engaged PwC to provide professional services related to financial and tax due diligence associated with the potential business combination.

On January 12, 2023, Cooley sent K&E a revised draft of the Business Combination Agreement. The revised draft addressed matters such as the treatment of World View Convertible Notes.

On January 12, 2023, the parties finalized the transaction documents (or forms thereof) with respect to the proposed Business Combination based on the terms agreed upon by the parties and approved by their respective boards of directors, including Support Agreements and the Business Combination Agreement and the exhibits thereto. Also, K&E sent final transaction documents to Cooley on January 12, 2023, and the parties confirmed via email on January 12, 2023 that all final transaction documents had been exchanged and the transaction documents were executed.

On January 12, 2023, the requisite number of World View stockholders executed written consents approving, among other things, the Business Combination and related transaction agreements.

On January 12, 2023, Leo, Merger Sub I, Merger Sub II and World View entered into the Business Combination Agreement.

On January 13, 2023, World View and Leo issued a joint press release publicly announcing the executed Business Combination Agreement and Leo filed a Current Report on Form 8-K regarding the same.

From January 13, 2023 to February 13, 2023, Leo and World View conducted due diligence.

On January 18, 2023, representatives from Leo, World View and PwC held a videoconference to discuss outstanding diligence requests associated with Leo’s financial and tax due diligence of World View.

From January 18, 2023 to February 3, 2023, representatives from Leo, World View and their respective advisors and legal counsel discussed multiple iterations of the transaction investor presentation.

On January 19, 2023, representatives from Leo met with Mr. Cassidy to discuss his review of the set of diligence materials prepared by New Vista. Leo, Mr. Cassidy and representatives from New Vista subsequently had a follow-up call on January 26, 2023, to discuss the set of diligence materials.

On January 23, 2023, Leo and Credit Suisse Securities (USA) LLC, one of the underwriters in the Leo IPO, entered into an agreement pursuant to which Credit Suisse Securities (USA) LLC waived all rights to its pro rata share of the deferred underwriting commission held in the Trust Account.

On January 26, 2023, representatives from Leo and World View met to further discuss World View’s business and financial plan.

On January 26, 2023, representatives from Leo, World View and PwC held a financial diligence call.

On January 26, 2023, Leo and World View, with the assistance of their respective advisors and legal counsel, and White & Case LLP (“White & Case”), counsel to Jefferies and Guggenheim Securities, conducted a legal diligence call with World View’s management team.

On January 26, 2023, a meeting was held by video between representatives of WithumSmith+Brown, PC (“Withum”), independent auditors of Leo, White & Case, K&E, Cooley, Jefferies and Guggenheim Securities to discuss auditor questions in connection with due diligence.

On January 30, 2023, a meeting was held by video between representatives of Deloitte, World View, White & Case, K&E, Cooley, Jefferies and Guggenheim Securities to discuss auditor questions in connection with due diligence.

On January 31, 2023, representatives from Leo, World View and PwC held a tax due diligence call.

On January 31, 2023, Leo and K&E engaged Crowell to assist with diligence related to aviation regulatory matters. On February 8, 2023, Crowell issued its report to representatives of Leo and K&E.

On January 31, 2023, representatives from Leo, World View, and their respective advisors and legal counsel met to further discuss World View’s business and financial plan, including World View’s budget and internal business and operating plan.

On February 3, 2023, representatives from Leo, World View, PwC and Deloitte held a discussion on the status of preparation of World View’s audited financial statements.

On February 3, 2023, Leo filed a Current Report on Form 8-K, which included a copy of the investor presentation relating to the Business Combination and the Equity Financing describing, among other things, a summary of the proposed business combination and an overview of World View’s business and certain financial projections.

On February 8, 2023, Mr. Cassidy shared the findings of his diligence review of the commercial and technical aspects of World View with representatives from Leo.

On February 9, 2023, representatives from Leo and New Vista engaged in a follow-up discussion relating to New Vista’s diligence review of the commercial and technical aspects of World View.

Representatives from PwC and Leo met on February 9, 2023, to discuss PwC’s findings from its financial and tax due diligence streams. PwC provided to Leo their summary financial and tax observations report.

On February 11, 2023, Leo, along with representatives from K&E and Maples, held another board meeting via video conference to provide an update on its diligence processes since it signed the Business Combination Agreement with World View. Messrs. Lea, Forst and Nordby walked the board through the various diligence performed over the preceding 30 days, including commercial, technical, financial, tax, accounting and regulatory due diligence spearheaded by nationally recognized third-party firms. At the conclusion of the meeting, the board of directors of Leo, including each member of the audit committee, having been satisfied with the review of the various diligence streams, unanimously approved Leo proceeding with the Business Combination Agreement in its current form and allowing the 30 day window to abandon the transaction to expire.

On April 5, 2023, representatives from K&E provided representatives of Deutsche Bank and Credit Suisse with the disclosure regarding the waiver of deferred underwriting commission presented in this proxy statement/prospectus and asked whether each of Deutsche Bank and Credit Suisse wanted to comment on the conclusions and the risks associated with the waiver by each bank of its deferred underwriting commission. Representatives of each of Deutsche Bank and Credit Suisse declined to provide any comments on the disclosure. Accordingly, no inference should be drawn that Deutsche Bank and Credit Suisse agree with the disclosure regarding their respective waiver.

On April 11, 2023, the Leo Board extended the date by which Leo must complete its initial business combination from April 12, 2023 to May 12, 2023.

On May 10, 2023, the Leo Board extended the date by which Leo must complete its initial business combination from May 12, 2023 to June 12, 2023.

Summary of Leo Financial Analysis

In connection with the valuation of World View, Leo reviewed certain financial information of certain publicly-traded companies, selected based on the experience and the professional judgment of Leo’s management team, as compared to the historical and projected financial information of World View. Below is a financial summary of World View and a summary of the material comparable company analysis prepared by Leo and reviewed by the Leo Board at its January 10, 2023 meeting.

In performing its analysis, Leo’s management team made certain assumptions with respect to, among other things, the ability of World View to attract and retain contracts and subscribers, the continued market growth and market adoption of new remote sensing technology, the ability of World View to continue to produce and supply the captive demand for their services and general business, market, political and economic conditions.

Many of these assumptions are difficult to predict with certainty and are beyond the control of Leo, World View or any other parties to the Business Combination. Any estimates contained in this analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The quantitative information presented below, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Comparable Company Analysis

Leo considered certain financial and operating data for certain publicly-traded companies, particularly, similar space launch and sensing companies and high-growth defense peers, which are highlighted below. None of the selected companies has characteristics identical to World View. Leo reviewed the equity value, enterprise value (“EV”), revenue multiples, revenues and revenue growth, long term EPS growth, and gross margins of each of the comparable companies, which Leo management deemed relevant based on its professional judgment and expertise, and compared the same to the revenue and growth projections of World View, determined in accordance with the valuation analysis described below:

	Trading Metrics
	Price at 1/6/23	% of 52-Week High	Equity Mkt. Value	Enterprise Value (1)	EV/EBITDA		P/E
($ in Millions, except for per share)					CY 2023	CY 2024	CY 2023	CY 2024
L3 Harris Technologies, Inc.	$206.18	74%	$39,453	$52,763	12.9x	12.2x	16.6x	15.0x
Thales S.A.	123.06	88%	26,076	27,218	8.8x	8.2x	14.8x	13.5x
Teledyne Technologies Incorporated	408.54	83%	19,475	22,916	16.6x	15.4x	21.4x	19.7x
Aerojet Rocketdyne Holdings, Inc.	55.90	99%	5,137	4,800	15.9x	14.6x	27.3x	23.8x
Mercury Systems, Inc.	47.38	66%	2,747	3,207	14.5x	12.6x	21.7x	17.7x
AeroVironment, Inc.	86.11	75%	2,168	2,232	17.1x	17.8x	32.8x	29.0x
Kratos Defense & Security Solutions	10.55	47%	1,329	1,561	16.7x	14.1x	24.5x	19.9x
Mean		76%	13,769	16,385	14.6x	13.6x	22.7x	19.8x
Median		75%	5,137	4,800	15.9x	14.1x	21.7x	19.7x

(1)	Enterprise value calculated as fully diluted market value of equity plus net debt plus preferred equity plus minority interest.

	Public Comparables: High-Growth Defense Peers
		TEV / EBITDA
($ in Millions, except for per share)	Enterprise Value	CY2023
L3 Harris Technologies, Inc.	$52,763	12.9x
Thales S.A.	$27,218	8.8x	Implied Valuation for Discounted CY2025 EBITDA Multiples at 15.0x – 17.0x(3): $350 – $400 million
Teledyne Technologies Incorporated	$22,916	16.6x
Aerojet Rocketdyne Holdings, Inc.	$4,800	15.9x
Mercury Systems, Inc.	$3,207	14.5x
AeroVironment, Inc.	$2,232	17.1x
Kratos Defense & Security Solutions	$1,561	16.7x
Mean		14.6x
Median		15.9x
World View CY2025 EBITDA	$36.5
Multiple Applied	16.0x
Implied Valuation	$584
Discount (%)	25%
Implied Valuation (with discount) (1)	$374

(1)	Implied Valuation (with discount) defined as present value of Total Enterprise Value discounted back 2 years at 25%.

	Terminal EBITDA Method
	(Discount Rate)
($ in Millions, except for per share)	20.0%	25.0%	30.0%
Cash Flows	$22	$17	$12
				Implied Valuation for 5-year DCF at 25.0% Discount Rate: $400 – $500 million
PV of Terminal Value	$465	$379	$311
	$511	$417	$343
	$558	$455	$374
Implied EV	$487	$395	$324
	$533	$433	$355
	$580	$471	$386

The Leo Board’s Reasons for the Approval of the Business Combination

The Leo Board, in evaluating the transaction with World View, consulted with Leo’s management, K&E, Crowell and Jefferies. In reaching its unanimous resolution (a) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination and Domestication, are advisable, fair to and in the best interests of Leo and its shareholders and (b) to recommend that the shareholders approve the transactions contemplated by the Business Combination Agreement, the Leo Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Leo Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Leo Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. Individual members of the Leo Board may have given different weight to different factors. This explanation of the reasons for the Leo Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Leo Board reviewed the results of the due diligence conducted by Leo’s management and advisors, which included:

•	extensive meetings and calls with World View to understand and analyze World View business;

•	review of diligence materials and interviews conducted by K&E and Leo’s other advisors;

•	review of contracts, material liabilities and other material matters;

•	consultation with Leo’s management and legal counsel and capital markets advisor;

•	review of World View’s consolidated financial statements;

•	research on industry trends;

•	research on comparable companies; and

•	research on comparable transactions.

The factors considered by the Leo Board included, but were not limited to, the following:

•	the consideration to be offered in connection with the Business Combination, including the amount and type thereof;

•	World View’s management team, board, and advisors experience at many of the world’s foremost companies across the aerospace and defense sector;

•	World View’s ability to scale its already mature and robust infrastructure and provide differentiated solutions as compared with existing airborne, imagery and remote sensing commercial solutions;

•	World View’s industry, being an unexploited space, where unmet market needs may be uncovered to create opportunities for innovation;

•

recent national attention and industry tailwinds stimulated interest in stratospheric balloon capabilities and further adoption of World View’s services and solutions to governments, militaries and commercial customers globally;

•	World View’s potential to generate attractive unit economics and returns on capital as New World View; and

•

World View’s potential to execute on numerous, tangible growth initiatives through the expanded application of its patent-protected Stratollite technology in sectors such as research and education and applied analytics.

In the course of its deliberations, the Leo Board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including but not limited to the following:

•

the risk that the potential benefits of the Business Combination and Domestication may not be fully achieved, or may not be achieved within the expected timeframe and the significant fees, expenses and time and effort of management associated with completing the Business Combination and Domestication;

•

the risk that the Business Combination and transactions contemplated thereby might not be consummated or completed in a timely manner or that the closing might not occur despite our best efforts, including by reason of a failure to obtain the approval of our shareholders, litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the Business Combination;

•

the risk that any of the conditions to which the Business Combination is subject to are not satisfied or waived, such that any definitive agreement relating to the Business Combination may be terminated in accordance with its terms and the Business Combination may not be completed;

•	the risk that the growth initiatives of World View’s long-term strategy may not be fully achieved or may not be achieved within expected timeframes;

•	the risk that changes in the regulatory landscape or new industry developments may adversely affect the business benefits anticipated to result from the Business Combination;

•

the risks and costs to Leo if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Leo being unable to effect an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended);

•

macroeconomic uncertainty, economic downturns and market conditions beyond World View’s control, including a reduction in spending which could adversely affect World View’s business, financial condition, results of operations and prospects;

•

the requirements of being a public company, including compliance with the SEC’s requirements regarding internal controls over financial reporting, may strain New World View’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than World View anticipates;

•

New World View may invest in or acquire other businesses, or may invest or spend the proceeds of the Business Combination in ways with which the investors may not agree or which may not yield a return, and New World View’s business may suffer if it is unable to successfully integrate acquired businesses into its company or otherwise manage the growth associated with multiple acquisitions;

•	World View’s history of net losses in combination with the fact that the pro forma expectation that New World View would be cash flow positive; and

•	World View’s cash need at the time of the Business Combination to support ongoing operations, and its debt and debt-like items.

In addition to considering the factors described above, the Leo Board also considered other factors including, without limitation:

•

the Sponsor, members of the Leo Board and other executive officers of Leo and the Sponsor have interests in the Business Combination Proposal, the other Proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Leo shareholders generally. For more information on this discussion, see sections titled “—Interests of Certain Persons in the Business Combination” and “—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” of this proxy statement/prospectus; and

•	the various risks associated with the Business Combination, the business of World View and the business of Leo, as described in the section titled “Risk Factors” of this proxy statement/prospectus.

Leo’s Board believes, after a thorough review of other business combination opportunities reasonably available to Leo at this time, that the Business Combination represents the best potential business combination for Leo and the most attractive opportunity for Leo based upon the process utilized to evaluate and assess other potential combination partners and Leo’s board of directors’ belief that such process has not presented a better alternative at this time.

After considering the foregoing potentially negative and potentially positive reasons, the Leo Board concluded, in its business judgment, that the potentially positive reasons relating to the Business Combination, Domestication and the other related transactions outweighed the potentially negative reasons.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the Leo Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and our directors, officers and advisors and World View’s current owners have interests in the Business Combination that are different from, or in addition to, those of our other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to our shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•

the fact that the Sponsor and Leo’s directors and officers, for no compensation, have agreed not to redeem any Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and the Sponsor Holders are obligated to vote in favor of the Business Combination;

•

the fact that the Sponsor Holders have irrevocably waived the anti-dilution adjustments set forth in Leo’s organizational documents, or any other anti-dilution or similar adjustment rights to which the Sponsor Holders may otherwise be entitled related to or arising from the Business Combination;

•

the fact that the Sponsor Holders paid an aggregate amount of $25,000 for the Founder Shares, which will convert into 9,375,000 shares of New World View Common Stock in accordance with the terms of Leo’s organizational documents and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that the Sponsor paid $10,000,000 for 6,666,667 Leo Private Placement Warrants, each of which is exercisable commencing on the later of 12 months from the closing of the Leo IPO and 30 days following the Closing for one Class A Ordinary Share at $11.50 per share and which, pursuant to the Registration Rights Agreement, will be registered for resale following the Business Combination; if we do not consummate an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended), then the proceeds from the sale of the Leo Private Placement Warrants will be part of the liquidating distribution to the Public Shareholders and the warrants held by our Sponsor will be worthless;

•

the fact that the Leo Initial Shareholders, including the Sponsor (and certain of Leo’s officers and directors who are members of the Sponsor), have invested in Leo an aggregate of $10,025,000, comprised of the $25,000 purchase price for 9,375,000 Founder Shares and the $10,000,000 purchase price for 6,666,667 Leo Private Placement Warrants. Subsequent to the initial purchase of the Founder Shares by the Sponsor, the Sponsor transferred 30,000 Founder Shares to each of its independent directors and 90,000 Founder Shares in the aggregate to its strategic advisors. Assuming a trading price of $             per Class A Ordinary Share (based upon the closing price of the Class A Ordinary Shares on the NYSE on     ), the 9,375,000 Founder Shares held by the Leo Initial Shareholders would have an implied aggregate market value of $            , representing unrealized gain for such holders of $            .

Even if the trading price of the shares of New World View Common Stock were as low as $1.07 per share, the aggregate market value of the Founder Shares alone (without taking into account the value of the Leo Private Placement Warrants) would be approximately equal to the initial investment in Leo by the Leo Initial Shareholders. As a result, if the Business Combination is completed, the Leo Initial Shareholders are likely to be able to make a substantial profit on their investment in Leo at a time when shares of New World View Common Stock have lost significant value. On the other hand, if Leo liquidates without completing a business combination before June 12, 2023 (or up to October 12, 2023 if extended), the Leo Initial Shareholders will lose their entire investment in Leo;

•

the fact that the Sponsor and Leo’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, in which case such holders would lose their entire investment. As a result, the Sponsor as well as Leo’s officers and directors may have a conflict of interest in determining whether World View is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination, particularly given the upcoming termination date in Leo’s Existing Governing Documents as described further below. The Leo Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Shareholders that they approve the Business Combination;

•

the fact that the Leo Initial Shareholders including the Sponsor (and the Leo’s officers and directors who are members of the Sponsor) can earn a positive rate of return on their investment, even if other Leo shareholders experience a negative rate of return in New World View, including if the share price of New World View after the Closing falls below the price initially paid for the Leo Public Units in the Leo IPO;

•

the fact that the Leo Initial Shareholders and Leo’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Leo Ordinary Shares (other than Public Shares) held by them if Leo fails to complete an initial business combination by June 12, 2023 (or up to October 12, 2023 if extended);

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Leo in an aggregate amount of up to $1,500,000 may be converted into Leo Private Placement Warrants in connection with the consummation of the Business Combination;

•

the fact that the Sponsor and Leo’s officers and directors will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if an initial business combination is not consummated by June 12, 2023 (or up to October 12, 2023 if extended). As of the date of this proxy statement/prospectus there are loans extended, fees due or outstanding out-of-pocket expenses amounting in the aggregate to $             for which the Sponsor and Leo’s officers and directors are awaiting reimbursement;

•

the fact that if the Trust Account is liquidated, including in the event Leo is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Leo to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Leo has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Leo, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the fact that Leo may be entitled to distribute or pay over funds held by Leo outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing;

•

the fact that Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, World View Convertible Notes in the aggregate amount of

$3,000,000. The notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing;

•

the fact that (i) Sameer Gandhi, Deepak Kamra, and Charlie Precourt, current directors of World View, and (ii) Lyndon Lea, the chief executive officer of Leo and                 , the                  of Leo, are each expected to be directors, and Ryan Hartman is expected to be chief executive officer, of New World View after the consummation of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that the New World View Board determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation;” and

•

the fact that the Sponsor Group will have paid an aggregate of approximately $12,314,474 for its investment in New World View, including the investments of Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo in World View Convertible Notes, as summarized in the table below, and, following the consummation of the Business Combination, the aggregate value of the Sponsor Group’s investment will be approximately $            , based upon the respective closing prices of the Class A Ordinary Shares on the NYSE and the Leo Public Warrants on the over-the-counter market on         , 2023.

The Leo Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for Leo’s IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by New World View with any other target business or businesses, and (iii) the Sponsor Holders will hold equity interests in New World View with value that, after the Closing, will be based on the future performance of New World View Common Stock. In addition, Leo’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Leo Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the foregoing considerations, the Leo Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects the Leo shareholders will receive as a result of the Business Combination. The Leo Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

Sponsor Group Beneficial Ownership of Leo Prior to Closing

	Securities held by Sponsor Group	Sponsor Group Cost at Leo’s Initial Public Offering
Class A Ordinary Shares	—	$—
Founder Shares	9,375,000	25,000
Leo Private Placement Warrants	6,666,667	10,000,000

Total		$10,025,000

Sponsor Group Beneficial Ownership of New World View Following the Closing

	Securities held by Sponsor Group at Closing	Value per Security as of , 2023	Sponsor Group Cost between the Leo IPO and Closing	Total Value
New World View Common Stock issued upon conversion of World View Convertible Notes			$3,000,000
New World View Common Stock Issued to Holders of Founder Shares	9,375,000	$(1)	—
New World View Private Placement Warrants	6,666,667	$(2)	—

Total			$3,000,000	$

(1)	Based on the closing price of the Leo Public Shares on , 2023, which was $ per share.
(2)	Based on the closing price of the Leo Public Warrants on , 2023, which was $ per warrant.

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or our securities, Leo’s Initial Shareholders, World View and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Leo Ordinary Shares. In such transactions, the purchase price for the Class A Ordinary Shares will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Class A Ordinary Shares they acquire in such transactions. However, any Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

While the purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing, there can be no assurance that such purchases or other transactions, even if consummated, would be successful. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Shareholder Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Leo will file a Current Report on Form 8-K prior to the Shareholder Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Class A Ordinary Shares for which Leo has received redemption requests.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Leo and its shareholders and what may be best for a director’s personal interests when determining to recommend that Public Shareholders vote for the proposals. See the sections titled “Risk Factors,” “—Interests of Certain Persons in the Business Combination,”

“—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Beneficial Ownership of Securities” for more information and other risks.

Conflicts of Interest and Waiver of Corporate Opportunity Doctrine

Under Cayman Islands law, directors and officers of a Cayman Islands company owe certain duties to the company, including, but not limited to, the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different classes of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at general meetings. As detailed below, our Existing Governing Documents provide such permission through a waiver of the corporate opportunities doctrine. The Existing Governing Documents provide that (a) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for our directors and officers, on the one hand, and us, on the other and (b) our directors and officers shall have no duty to communicate or offer any such corporate opportunity to us and shall not be liable to us for breach of any fiduciary duty as a member, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us. We do not believe that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete the Business Combination.

While the Existing Governing Documents included the waiver of corporate opportunities as described in the preceding paragraph, our compliance with such provision did not affect or otherwise limit Leo’s search for an acquisition target. Given the large target universe considered by Leo’s management team, which included initial contact with approximately 200 companies and nondisclosure agreements with approximately                  companies, the Leo Board does not believe that the other fiduciary duties or contractual obligations of Leo’s officers and directors materially affected Leo’s ability to source a potential business combination. Please see “—Background of the Business Combination” for more information about Leo’s search for targets in the potential business combination.

In addition to those interests of certain persons in the Business Combination listed above, Public Shareholders should also be aware that our Sponsor and our officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from the Sponsor or an affiliate of the Sponsor or any of our officers or directors to finance transaction costs in connection with the Business Combination. In particular, Lyndon Lea, the chief executive officer of Leo, Ed Forst, the chairman of Leo, and Robert Darwent, the chief financial officer of Leo, have purchased World View Convertible Notes in the aggregate amount of $3,000,000. For more information on the affiliate financing arrangements in connection with the Business Combination please see “Certain Relationships and Related Party Transactions—Leo Related Party Transactions.”

None of us, our Sponsor, nor any of our officers or directors, other than Lyndon Lea and Robert Darwent as described above, are affiliated with World View prior to the consummation of the Business Combination. The Leo Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the Leo IPO and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Leo with any other target business or businesses, and (iii) the Sponsor Holders will hold equity interests in New World View with value that, after the Closing, will be based on the future performance of the New World View Common Stock. In addition, Leo’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the Leo Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

For more information about the factors the Leo Board considered in evaluating and recommending the Business Combination to the Leo shareholders, see “—The Leo Board’s Reasons for the Approval of the Business Combination” and “—Interests of Certain Persons in the Business Combination.”

Certain Other Interests in the Business Combination

In addition to the interests of Leo’s directors and officers in the Business Combination, shareholders should be aware that Jefferies and Guggenheim Securities have financial interests that are different from, or in addition to, the interests of our shareholders.

Jefferies was engaged by Leo to act as Leo’s capital markets advisor. Upon consummation of the Business Combination, Jefferies is entitled to certain fees. In addition, under the terms of Jefferies’ engagement, Leo agreed to reimburse Jefferies for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Jefferies and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to its respective engagements. Leo decided to retain Jefferies as its capital markets advisor based primarily on its leading investment banking franchise with a strong track record of advising on complex, transformational transactions.

Guggenheim Securities was engaged by World View to act as World View’s financial advisor. Upon consummation of the Business Combination, Guggenheim Securities is entitled to certain fees. In addition, under the terms of Guggenheim Securities’ engagement, World View agreed to reimburse Guggenheim Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Guggenheim Securities and certain related parties against liabilities, including liabilities under federal securities laws, in each case, in connection with, as a result of, or relating to its respective engagements. World View decided to retain Guggenheim Securities as its financial advisor based primarily on its leading investment banking franchise with a strong track record of advising on complex, transformational transactions.

Jefferies and Guggenheim Securities therefore have an interest in Leo and Worldview, respectively, completing a business combination that will result in the payment of certain advisory fees.

Satisfaction of 80% Test

It is a requirement under the Existing Governing Documents and the NYSE rules that we complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (net of amounts previously disbursed to management for working capital purposes and excluding the amount of deferred underwriting discounts held in trust) at the time of our signing a definitive agreement in connection with our initial business combination.

As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $47,174,425 (including $720,000 deposited in the Trust Account by the Sponsor in connection with the Extension Articles Amendment). In reaching its conclusion that the Business Combination meets the 80% test, the Leo Board looked at World Views’ pre-money equity value of approximately $234 million. In determining whether the pre-money equity value represents the fair market value of World View, the Leo Board considered all of the factors described in the section titled “—The Leo Board’s Reasons for the Approval of the Business Combination,” and the fact that the purchase price for World View was the result of an arm’s-length negotiation. As a result, the Leo Board concluded that the fair market value of the businesses acquired was significantly in excess of 80% of the assets held in the Trust Account. In light of the financial background and experience of the members of our management team and the Leo Board, the Leo Board believes that the members of our management team and the board of directors are qualified to determine whether the Business Combination meets the 80% test. The Leo Board did not seek or obtain an opinion of an outside fairness or valuation advisor as to whether the 80% test has been met.

Anticipated Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Leo is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of World View issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Exchange Listing

The Leo Public Units (each consisting of one Class A Ordinary Share and one-quarter of one Leo Public Warrant) and Class A Ordinary Shares are currently traded on the NYSE under the symbols “LHC.U” and “LHC” and the Leo Public Warrants (each to purchase one Class A Ordinary Share) are currently traded on the over-the-counter market under the symbol “LHCIW.” At the Closing, the Leo Public Units will separate into their component Class A Ordinary Shares and Leo Public Warrants so that the units will no longer trade separately under “LHC.U.” Leo intends to apply for listing, to be effective at the time of the Business Combination, of the New World View Common Stock and the New World View Warrants on Nasdaq or NYSE under the proposed symbols “WVUE” and “WVUE WS.”

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Shareholder Meeting, during a period when they are not then aware of any material nonpublic information regarding Leo or our securities, Leo’s Initial Shareholders, World View and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Leo Ordinary Shares. In such transactions, the purchase price for the Class A Ordinary Shares will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Class A Ordinary Shares they acquire in such transactions. However, any Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

While the purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied or to provide additional equity financing, there can be no assurance that such purchases or other transactions, even if consummated, would be successful. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the Class A Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Shareholder Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Leo will file a Current Report on Form 8-K prior to the Shareholder Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Class A Ordinary Shares for which Leo has received redemption requests.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of New World View and its shareholders and what may be best for a director’s personal interests when determining to recommend that Public Shareholders vote for the proposals. See the sections titled “Risk Factors,” “—Interests of Certain Persons in the Business Combination,” “—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Beneficial Ownership of Securities” for more information and other risks.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination, assuming (i) none of the Class A Ordinary Shares held by the Public Shareholders are redeemed in connection with the Business Combination and (ii) the maximum number of Class A Ordinary Shares that can be redeemed are redeemed, while still satisfying the Maximum Redemptions. Where actual amounts are not known or knowable, the figures below represent Leo’s good faith estimate of such amounts. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

(U.S. dollars in millions)

	Assuming No Redemptions(1)	Assuming Maximum Redemptions(2)
Sources
Cash and Investments Held in Trust Account(3)	$47	$0
Existing World View Stockholders Equity Rollover	$234	$234
Equity Financing(4)	$75	$75
Total Sources	$356	$309
Uses
Existing World View stockholders equity rollover	$234	$234
Repayment of Existing World View Indebtedness(5)	$6	$6
Fees and Expenses	$25	$25
Cash to Balance Sheet	$91	$44
Total Uses	$356	$309

(1)	Assumes that no Public Shareholder exercises redemption rights with respect to its Class A Ordinary Shares for a pro rata portion of the Trust Account.
(2)

Assumes that all 4,575,964 Class A Ordinary Shares outstanding are redeemed for an aggregate payment of approximately $                 (based on the estimated per share redemption price of approximately $                 per share) from the Trust Account. As the proceeds (without taking into account offering expenses) from the Equity Financing are expected to satisfy the Available Closing Acquiror Cash Condition, the maximum redemption scenario reflects the redemption of 100% of the Class A Ordinary Shares held by the Public Shareholders; amounts do not sum due to rounding.

(3)	Cash held in the Trust Account as of $ , 2023 (after giving effect to the Extension Amendment Redemptions).
(4)	Assumes the Equity Financing is consummated for $75 million in aggregate gross proceeds prior to Closing.
(5)

Includes estimated principal and accrued interest as of                 , 2023, totaling approximately $5.0 for the loan and security agreement by and between World View and Silicon Valley Bank, dated September 12, 2006, as amended, and approximately $1.0 for World View’s unsecured promissory notes. Assumes no World View noteholders exercise redemption rights in connection with the Closing.

Board and Management of New World View Following the Business Combination

Following the Closing, the New World View Board will be divided into three classes and be composed of a total of seven directors, which directors shall include two individuals designated by Leo, four individuals designated by World View and one individual designated by the Parties who qualifies as an “independent director” under the rules of the NYSE or Nasdaq, as applicable. Additionally, the current World View management team will move to New World View in their current roles and titles.

Name; Headquarters of New World View

Concurrently with the Domestication and immediately prior to the Closing, Leo will file a certificate of incorporation with the Secretary of State of Delaware under the name World View, Inc. and New World View will continue to operate under the World View tradename. New World View’s headquarters will remain 1840 E. Valencia Rd., Bldg. 8, Ste. 123, Tucson, AZ 85706.

Redemption Rights

Pursuant to the Existing Governing Documents, holders of Class A Ordinary Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any shareholder holding Class A Ordinary Shares may demand that Leo redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $                 per share as of                 , 2023, the record date for the meeting), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, Leo will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

As a holder of Class A Ordinary Shares, you will be entitled to receive cash for any Class A Ordinary Shares to be redeemed only if you:

(i)	hold Class A Ordinary Shares;

(ii)

submit a written request to Continental, Leo’s transfer agent, in which you (i) request that Leo redeem all or a portion of your Class A Ordinary Shares for cash and (ii) identify yourself as the beneficial holder of the Class A Ordinary Shares and provide your legal name, phone number and address; and

(iii)	tender or deliver your Class A Ordinary Shares (and certificates (if any) and other redemption forms) to Continental, Leo’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on         , 2023 (two business days before the initially scheduled date of the Shareholder Meeting), in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. If the Business Combination is not consummated, the Class A Ordinary Shares will be returned to the respective holder, broker or bank.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of Leo that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or tendering/delivering them through DTC’s DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to Leo unless the Leo Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, Leo’s transfer agent, at least two business days prior to the initially scheduled date of the Shareholder Meeting. No request for redemption will be honored unless the holder’s Class A Ordinary Shares (and share certificates (if any) and other redemption forms) have been tendered or delivered (either physically or electronically) to Continental, Leo’s transfer agent, prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the initially scheduled date of the Shareholder Meeting).

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in

Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Class A Ordinary Shares included in the Leo Public Units issued in the Leo IPO, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Leo will promptly return any shares (and share certificates (if any) and other redemption forms) tendered or delivered by Public Shareholders.

The closing price of Class A Ordinary Shares on                 , 2023, the record date for the Shareholder Meeting, was $         per share. The cash held in the Trust Account on such date was approximately $         (net of taxes payable) (approximately $         per Class A Ordinary Share). Prior to exercising redemption rights, shareholders should verify the market price of Class A Ordinary Shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Leo cannot assure its shareholders that they will be able to sell their Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Class A Ordinary Shares exercises his, her or its redemption rights, then he, she or it will be exchanging his, her or its Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by tendering or delivering your shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to Leo’s transfer agent at least two business days prior to the initially scheduled date of the Shareholder Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Vote Required for Approval

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Shareholder Meeting.

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of each of the proposals as a matter of Cayman Islands law.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under

“Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Business Combination Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, as an ordinary resolution, that Leo’s entry into the Agreement and Plan of Merger, dated as of January 12, 2023 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Leo, Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Leo (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Leo (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, following the de-registration of Leo as an exempted company in the Cayman Islands and the transfer by way of continuation and domestication of Leo as a corporation in the State of Delaware (i) Merger Sub I will merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger; and (ii) immediately following the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo, and the transactions contemplated thereby (collectively, the “Business Combination”), be approved, ratified and confirmed in all respects.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “—Interests of Certain Persons in the Business Combination,” “—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 2—THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Leo is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the Leo Board has unanimously approved, and Leo shareholders are being asked to consider and vote upon a proposal to approve, a change of Leo’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and registering by way of continuation and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, subject to approval of the Domestication Proposal by the shareholders, Leo will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Leo will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, prior to the Closing Date, among other things, each (i) of the then-issued and outstanding Class A Ordinary Shares will be converted, on a one-for-one basis, into a share of New World View Common Stock, (ii) of the then-issued and outstanding Class B Ordinary Shares will be converted, on a one-for-one basis, into a share of New World View Common Stock, and (iii) then-issued and outstanding whole warrant exercisable for one Class A Ordinary Share will be converted into a warrant exercisable for one share of New World View Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement. In connection with clauses (i) and (iii) of this paragraph, each issued and outstanding unit of Leo that has not been previously separated into the underlying Class A Ordinary Shares and the underlying Leo warrants will be canceled and will entitle the holder thereof to one share of New World View Common Stock and one-quarter of one New World View warrant.

The Domestication Proposal, if approved, will approve a change of Leo’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Leo is currently incorporated as an exempted company in the Cayman Islands and governed under the Cayman Islands Companies Act, upon the Domestication, New World View will be incorporated in the State of Delaware and governed by the DGCL. We encourage shareholders to carefully consult the information on the Proposed Governing Documents set out under “Comparison of Corporate Governance and Shareholder Rights.” The Proposed Certificate of Incorporation and Proposed Bylaws differ in certain material respects from the Existing Governing Documents, and we encourage shareholders to carefully consult the information set out below under “Advisory Governing Documents Proposals,” the Existing Governing Documents of Leo and the Proposed Certificate of Incorporation and Proposed Bylaws of New World View, attached hereto as Annex B and Annex C, respectively.

Reasons for the Domestication

The Leo Board believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, the Leo Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Leo and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

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Prominence, Predictability and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware.

Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•

Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New World View, and its board of directors and management in making corporate decisions and taking corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New World View’s shareholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Deregistration from the Cayman Islands and registration by way of continuation in Delaware is attractive to directors, officers, and shareholders alike. New World View’s incorporation in Delaware may make New World View more attractive to future candidates for the New World View Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws – especially those relating to director indemnification (as discussed below) – draw such qualified candidates to Delaware corporations. The Leo Board therefore believes that providing the benefits afforded directors by Delaware law will enable New World View to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Leo as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of New World View immediately following the Domestication will be the same as those of Leo immediately prior to the Domestication.

Vote Required for Approval

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Shareholder Meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Domestication Proposal.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Domestication Proposal. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Domestication Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, as a special resolution, that Leo be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Leo be continued and domesticated as a corporation under the laws of the State of Delaware and, conditional upon, and with effect from, the registration of Leo as a corporation in the State of Delaware, the name of Leo be changed from “Leo Holdings Corp. II” to “World View, Inc.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 3—THE CHARTER PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Leo is asking its shareholders to approve the Charter Proposal. Under the Business Combination Agreement, the approval of the Charter Proposal is also a condition to the consummation of the Business Combination.

Reasons for the Charter Proposal

Leo shareholders are being asked to adopt the Proposed Certificate of Incorporation in the form attached hereto as Annex B, which, in the judgment of the Leo Board, is necessary to adequately address the needs of New World View following the Domestication and the consummation of the Business Combination.

For a summary of the key differences between the Existing Governing Documents under Cayman Islands law and the Proposed Certificate of Incorporation under the DGCL, please see “Proposal No. 4(A)-(G)—The Advisory Governing Documents Proposals.” The summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex B to this proxy statement/prospectus.

Vote Required for Approval

The Charter Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Shareholder Meeting.

The approval of the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority at least two-thirds of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Charter Proposal.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Charter Proposal. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Charter Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of Leo currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation (a copy of which is attached to the proxy statement/prospectus as Annex B), including, without limitation, the authorization of the change in authorized share capital as indicated therein and the change of name to “World View, Inc.”

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 4(A)-(G)—THE ADVISORY GOVERNING DOCUMENTS PROPOSALS

Overview

Leo is requesting that our shareholders vote upon, on a nonbinding advisory basis, a proposal to approve certain governance provisions in the Proposed Certificate of Incorporation and Proposed Bylaws, which are separately being presented in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions. This separate vote is not otherwise required by Cayman Islands law separate and apart from the Charter Proposal, but pursuant to SEC guidance, Leo is required to submit these provisions to our shareholders separately for approval. However, the shareholder vote regarding these proposals are advisory votes, and are not binding on Leo or Leo’s Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governing Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the nonbinding advisory vote on these proposals, Leo intends that the Proposed Certificate of Incorporation and Proposed Bylaws will take effect upon the Closing (assuming approval of the Charter Proposal). While the vote is nonbinding, we highly value the opinions of our shareholders, and we intend to consider the outcome of this advisory vote in connection with future decisions regarding our corporate governance policies and practices.

Advisory Governing Documents Proposals

The following list sets forth a summary of the governance provisions applicable to the Advisory Governing Documents Proposals. This summary is qualified by reference to the complete text of the Proposed Certificate of Incorporation and Proposed Bylaws, a copy of each of which is attached to this proxy statement/prospectus as Annex B and Annex C, respectively. All shareholders are encouraged to read the Proposed Certificate of Incorporation and Proposed Bylaws in their entirety for a more complete description of their terms.

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Proposal No. 4(A): A proposal to increase the authorized share capital of Leo from (i) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value $0.0001 per share, to (ii) 990,000,000 shares of New World View Common Stock, par value $0.0001 per share, and 10,000,000 shares of New World View Preferred Stock, par value $0.0001 per share.

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Proposal No. 4(B): A proposal to authorize the New World View Board to issue any or all shares of New World View Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New World View Board and as may be permitted by the DGCL.

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Proposal No. 4(C): A proposal to adopt the Court of Chancery of the State of Delaware as the exclusive forum for certain shareholder litigation and the federal district courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless New World View consents in writing to the selection of an alternative forum.

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Proposal No. 4(D): A proposal to require that any action required or permitted to be taken by the shareholders of New World View must be effected at a duly called annual or special meeting of shareholders of New World View and may not be effected by any consent in writing by such shareholders.

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Proposal No. 4(E): A proposal to require that, subject to the rights of holders of New World View Preferred Stock, any director or the entire New World View Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a two-thirds majority of the issued and outstanding capital stock of New World View entitled to vote in the election of directors, voting together as a single class.

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Proposal No. 4(F): A proposal to approve the amendment provisions in the Proposed Certificate of Incorporation and Proposed Bylaws, which set forth the voting standards by which shareholders of New World View may approve certain amendments to the Proposed Certificate of Incorporation and Proposed Bylaws, respectively.

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Proposal No. 4(G): A proposal to remove provisions in Leo’s current Existing Governing Documents related to Leo’s status as a blank check company that will no longer apply upon the consummation of the Business Combination.

Reasons for the Approval of the Advisory Governing Documents Proposals

The Proposed Certificate of Incorporation and Proposed Bylaws were each negotiated as part of the Business Combination Agreement. The Board’s reasons for proposing the Advisory Governing Documents Proposals are set forth below.

Advisory Governing Documents Proposal 4(A)—Changes in Share Capital

This amendment would increase the authorized share capital of Leo from (i) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value $0.0001 per share, to (ii) 990,000,000 shares of New World View Common Stock, par value $0.0001 per share, and 10,000,000 shares of New World View Preferred Stock, par value $0.0001 per share.

As of the date of this proxy statement/prospectus, there are 4,575,964 Class A Ordinary Shares and 9,375,000 Class B Ordinary Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are outstanding an aggregate of 16,041,667 Leo Warrants, comprised of 9,375,000 Leo Public Warrants and 6,666,667 Leo Private Placement Warrants.

In connection with the Domestication, (i) each then issued and outstanding Class A Ordinary Share and each Class B Ordinary Share of Leo will convert automatically by operation of law, on a one-for-one basis, into a share of New World View Common Stock and (ii) each then issued and outstanding whole warrant of Leo exercisable for one Class A Ordinary Share will automatically convert into a whole warrant exercisable for one share of New World View Common Stock on the terms and conditions set forth in the Warrant Agreement. See “Proposal No. 2—The Domestication Proposal.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, immediately prior to the effective time of the First Merger, (a) each outstanding share of World View Preferred Stock will be converted into shares of World View Common Stock at the then-effective conversion rate as calculated pursuant to World View’s certificate of incorporation, (b) each outstanding World View Convertible Note, depending on its terms, will be converted into either (x) shares of World View Common Stock at a conversion rate set out in the World View Convertible Note or (y) shares of New World View Common Stock based on a conversion price of $8.00 per share, (c) each outstanding security issued by World View in the Equity Financing prior to the Closing, including the Equity Financing Securities, will be converted into, or otherwise exchanged for, a number of shares of World View Common Stock that, at the Closing, will be converted into the right to receive a number of shares of New World View Common Stock at an effective price of $8.00 per share, (d) each outstanding World View SAFE will be converted into shares of World View Common Stock at the applicable conversion rate specified in its terms, (e) each outstanding share of World View Common Stock (including shares of World View Common Stock resulting from the conversion of World View Preferred Stock, World View Convertible Notes, and World View SAFEs specified above, but excluding shares resulting from the conversion or exchange of Equity Financing Securities and certain World View Convertible Notes issued on or after December 1, 2022, which are deemed part of the Equity Financing (such excluded shares, the “Financing Shares”) will be converted into the right to receive the Per Share Merger Consideration, and (f) each outstanding Financing Share will be converted into shares of New World View Common Stock as described above. Per Share Merger Consideration excludes any shares of New World View Common Stock issued directly in the Equity Financing as well as shares of New World View Common Stock issued in exchange for Financing Shares or shares of New World View Common Stock issued directly upon the conversion of certain World View Convertible Notes issued after December 1, 2022, which shares of New World View Common Stock will instead be dilutive to the equity interests in New World View of all equityholders of Leo and World View.

Accordingly, up to              shares of New World View Common Stock may be issued in connection with the Business Combination, representing the maximum number of shares that may be issued to holders of shares, warrants and equity awards of World View together with the shares issued or issuable to the existing shareholders and warrant holders of Leo in connection with the Business Combination, shares to be issued in the Equity Financing and shares issuable upon conversion of the World View Convertible Notes. For further details, see “Proposal No. 1—The Business Combination Proposal.”

In order to ensure that New World View has sufficient authorized capital for future issuances, the Leo Board has approved, subject to shareholder approval, that the Proposed Certificate of Incorporation of New World View change the authorized share capital of Leo from (i) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value $0.0001 per share, to (ii) 990,000,000 shares of New World View Common Stock, par value $0.0001 per share, and 10,000,000 shares of New World View Preferred Stock, par value $0.0001 per share. This amendment provides for the increase necessary to consummate the Business Combination and provides flexibility for future issuances of New World View Common Stock, including for future acquisitions, capital raising transactions, stock dividends, issuances under the 2023 Plan and for any other proper corporate purpose, if determined by the New World View Board to be in the best interests of New World View without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

Advisory Governing Documents Proposal 4(B)—Authorization of the Board to Issue New World View Preferred Stock

This amendment will authorize the New World View Board to issue any or all shares of New World View Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New World View Board and as may be permitted by the DGCL. The Leo Board believes that these shares of preferred stock will provide New World View with needed flexibility to issue shares of New World View Preferred Stock in the future in a timely manner and under circumstances the New World View Board considers favorable without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

Issuing shares of preferred stock is a well-recognized and commonly employed financing tool that could be used by New World View, instead of common stock or debt, to raise capital for future acquisitions or other business purposes. Having the flexibility to issue the full range of securities, including shares of common stock, preferred stock, debt and other securities, is crucial to ensuring that New World View can competitively finance future acquisitions and other business needs with the same tools employed by its competitors. The issuance of New World View Preferred Stock may, depending on market conditions, provide New World View with a lower cost of capital than alternative means of financing, which, in turn, can positively affect earnings available to its common shareholders. In addition, time-sensitive and constantly changing capital markets make it virtually impossible for a company to delay an offering in order to obtain shareholder approval of specific terms of a series of preferred stock. Obtaining shareholder approval is a process that generally takes a minimum of six-to-eight weeks, as the required steps include setting a record date, preparing and delivering preliminary and final proxy materials, providing shareholders with time to review proxy materials, soliciting proxies, holding a meeting, tabulating results and filing a charter amendment. Since interest rates may change dramatically over a six-to eight-week period, it would be highly unlikely for the terms of a preferred share offering (particularly the dividend rate) to remain static over the period required to obtain shareholder approval.

Authorized but unissued shares of New World View Preferred Stock may enable the New World View Board to render it more difficult or to discourage an attempt to obtain control of New World View and thereby protect the continuity of or entrench its management, which may adversely affect the market price of New World View Common Stock. If, in the due exercise of its fiduciary duties, for example, the New World View Board was to determine that a takeover proposal was not in the best interests of New World View, such preferred stock could be issued by the Board without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the New World View Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New World View Board to issue the authorized shares of New World View Preferred Stock without further approvals will enable New World View to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New World View currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of New World View Preferred Stock for such purposes.

Advisory Governing Documents Proposal 4(C)—Affirming the Court of Chancery of the State of Delaware as Exclusive Forum for Certain Shareholder Litigation and the U.S. Federal District Courts as Exclusive Forum for Proceedings Arising under the Securities Act

This amendment will provide that, unless otherwise consented to by New World View in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of New World View; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, shareholder or employee of New World View to New World View or its stockholders; (iii) any action or proceeding asserting a claim against New World View or any director, officer, shareholder or employee of New World View relating to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws of New World View; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed Bylaws of New World View; (v) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against New World View or any current or former director, officer, shareholder, or employee of New World View governed by the internal affairs doctrine of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) having personal jurisdiction over an indispensable party named as a defendant therein. The amendment will further provide that, unless otherwise consented to by New World View in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in New World View’s securities will be deemed to have notice of and consented to this provision.

We believe these provisions will benefit New World View by limiting costly and time-consuming litigation in multiple forums regarding the same matter and by providing increased consistency in the application of applicable law. In addition, we believe that the Delaware courts are best suited to address disputes involving Delaware corporate law given that the company intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and New World View with more predictability regarding the outcome of intra-corporate disputes. In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make New World View’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding multiple lawsuits in multiple jurisdictions regarding the same matter and potentially duplicative discovery. At the same time, we believe that New World View should retain the ability to consent to an alternative forum on a case-by-case basis where New World View determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in an alternative forum. However, these exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Advisory Governing Documents Proposal 4(D)—Elimination of Provision Permitting Shareholder Action by Unanimous Written Consent

Leo’s Existing Governing Documents permit shareholders to act by unanimous written resolution or to vote in person or, where proxies are allowed, by proxy at a general meeting of shareholders. This amendment eliminates the provision that permits action by unanimous written resolution, and requires that any action required or permitted to be taken by the shareholders of New World View must be effected at a duly called annual or special meeting of shareholders of New World View and may not be effected by any written consent by such shareholders. The Company believes that requiring shareholder action at a meeting ensures that the pros and cons of any proposed shareholder action will be able to be debated and discussed. For example, providing shareholders with the power to act by written consent would limit the New World View Board’s ability to inform shareholders of its views on the matter in question as well as depriving shareholders of the opportunity for a real-time discussion over the pros and cons of any such action. In addition, action by unanimous written consent is generally impracticable for a public company.

Advisory Governing Documents Proposal 4(E)—Requirement That, in General, Directors May Only be Removed for Cause

Leo’s Existing Governing Documents provide that, prior to the completion of an initial business combination, holders of a majority of the Class B Ordinary Shares may remove a member of the Leo Board for any reason. Pursuant to this amendment, subject to the rights of holders of preferred stock, any director or the entire New World View Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a two-thirds majority of the issued and outstanding capital stock of New World View entitled to vote in the election of directors, voting together as a single class.

The Proposed Certificate of Incorporation provides for a classified board of directors, such that only one class of directors is to be elected each year with directors serving staggered three-year terms. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. Consistent with this statutory default under the DGCL, the Proposed Certificate of Incorporation will require that directors may only be removed for cause. The company believes that such a standard will, in conjunction with the classified nature of the New World View Board, increase board continuity and the likelihood that experienced board members with familiarity of our business operations would serve on the New World View Board at any given time. Requiring that directors may only be removed for cause may make it more difficult or expensive for a third party to acquire control of New World View without the approval of the New World View Board.

Advisory Governing Documents Proposal 4(F)—Amendments to the Proposed Governing Documents

Leo’s Existing Governing Documents provide that certain amendments may only be made pursuant to a special resolution under the Cayman Islands Companies Act, which would require the affirmative vote of the holders of at least a two-thirds majority of the Leo Ordinary Shares who, being present and entitled to vote on the amendment, vote on such amendment, or unanimous written resolution, including amendments to (i) change Leo’s name, (ii) alter or add to the articles of association, (iii) alter or add to the memorandum of association with respect to any objects, powers or other matters specified therein, and (iv) reduce Leo’s share capital or any capital redemption reserve fund. The Proposed Certificate of Incorporation will allow for amendments by the affirmative vote of holders of a two-thirds majority of the voting power of all the then-issued and outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, that (i) holders of shares of each class of common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Certificate of Incorporation that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote either separately or together as a class with the holders of one or more other such series, to vote thereon under the Proposed Certificate of Incorporation or under DGCL and (ii) certain amendments will require the affirmative vote of the holders of two-thirds of the total voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class, at a meeting of the shareholders called for that purpose. As set forth by the Proposed Certificate of Incorporation, such two-thirds votes are required to amend provisions that relate, but are not limited, to (i) removal of directors and (ii) amendments provisions of the charter.

In addition, the Proposed Bylaws will allow for amendments with the approval of a majority of the New World View Board or by the affirmative vote of holders of a two-thirds majority of the then-outstanding shares of the capital stock of New World View entitled to vote thereon, voting together as a single class. However, if two-thirds of the New World View Board has approved such amendment of any provisions of the Proposed Bylaws, then only the affirmative vote of the holder of at least a majority vote of the then-outstanding shares of the capital stock of New World View entitled to vote thereon, voting together as a single class is required.

The company believes that the vote thresholds to amend the Proposed Certificate of Incorporation and Proposed Bylaws contemplated by Proposal 4(F) are more appropriate for a Delaware-incorporated public operating company with sponsor investors and are typical of governance provisions commonly included in the organizational documents of companies immediately following a transaction similar to the proposed Business Combination.

Advisory Governing Documents Proposal 4(G)—Elimination of Provisions Related to Our Status as a Blank Check Company

Leo’s Existing Governing Documents contain various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to Leo’s status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve Leo and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for New World View following the Business Combination. In addition, certain other provisions in Leo’s Existing Governing Documents require that proceeds from the IPO be held in the Trust Account until a business combination or liquidation or merger has occurred. These provisions would cease to apply once the Business Combination is consummated.

Vote Required for Approval

Approval of each Advisory Governing Documents Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Advisory Governing Documents Proposals.

A vote to approve the Advisory Governing Documents Proposals is an advisory vote, and, therefore, is not binding on Leo or Leo’s Board. Accordingly, regardless of the outcome of the nonbinding advisory vote, we intend that the Proposed Certificate of Incorporation and Proposed Bylaws, in the forms set forth on Annex B and

Annex C, respectively, and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal. While the vote is nonbinding, we highly value the opinions of our shareholders, and the New World View Board intends to consider the outcome of this advisory vote in connection with future decisions regarding New World View’s corporate governance policies and practices.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Advisory Governing Documents Proposals. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Shareholder Meeting - Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Advisory Governing Documents Proposals.

Resolutions

The full text of the resolutions to be voted upon are as follows:

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the authorized share capital of Leo is increased from (i) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 5,000,000 preference shares, par value $0.0001 per share, to (ii) 990,000,000 shares of World View, Inc. common stock, par value $0.0001 per share, and 10,000,000 shares of World View, Inc. preferred stock, par value $0.0001 per share.

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the World View Enterprises Inc. board is authorized to issue any or all shares of World View Enterprises Inc. preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the World View Enterprises Inc. board and as may be permitted by the Delaware General Corporation Law.

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the Court of Chancery of the State of Delaware will be the exclusive forum for certain shareholder litigation and the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, unless World View Enterprises Inc. consents in writing to the selection of an alternative forum.

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that any action required or permitted to be taken by the shareholders of World View Enterprises Inc. must be effected at a duly called annual or special meeting of shareholders of World View Enterprises Inc. and may not be effected by any written consent by such shareholders.

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that, subject to the rights of holders of preferred stock of World View Enterprises Inc., any director or the entire World View Enterprises Inc. board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of a two-thirds majority of the issued and outstanding capital stock of World View Enterprises Inc. entitled to vote in the election of directors, voting together as a single class.

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the proposed new certificate of incorporation may be amended by shareholders in accordance with the voting standards set forth in Article XI, Section 1 of the proposed new certificate of incorporation and the proposed new bylaws may be amended by shareholders in accordance with the voting standards set forth in Article VII, Section 1 of the proposed new certificate of incorporation and Article IX of the proposed new bylaws.

RESOLVED, as an ordinary resolution, on an advisory nonbinding basis, that the removal of provisions in Leo’s existing amended and restated memorandum and articles of association related to its status as a blank check company that will no longer apply upon the consummation of the Business Combination be approved.

Recommendation of the Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY GOVERNING DOCUMENTS PROPOSALS.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 5—THE LISTING PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Leo is asking its shareholders to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of New World View Common Stock in connection with the Business Combination.

Reasons for the Approval of the Listing Proposal

Under Section 312.03(c) of the NYSE Listed Company Manual, a company is required to obtain shareholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. In connection with the Business Combination, Leo currently expects to issue up to an estimated                  shares of New World View Common Stock (including shares of New World View Common Stock to be issued upon the exercise, exchange or conversion of securities to be outstanding upon consummation of the Business Combination) which is in excess of 20% of the number of Leo Ordinary Shares currently outstanding.

Additionally, pursuant to the Section 3.12(b) of the NYSE Listed Company Manual, a NYSE-listed company is required to obtain shareholder approval when such company proposes to issue securities to a director, officer or substantial security holder, if the number of shares of common stock to be issued, or the number of shares of common stock into which the securities may be convertible or exercisable, exceeds 1% of the number of shares of common stock outstanding before the issuance. Section 312.04(e) of the NYSE Listed Company Manual defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a NYSE-listed company. As the Sponsor currently owns greater than 5% of the Leo Ordinary Shares, the Sponsor is considered a substantial security holder of Leo under the Section 312.04(e) and the Sponsor will be receiving New World View Common Stock, or securities convertible into or exercisable for New World View Common Stock, in an amount exceeding 1% of the number of Leo Ordinary Shares outstanding before the issuance.

In the event that this proposal is not approved by Leo’s shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Leo’s shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New World View Common Stock pursuant to the Business Combination Agreement, New World View will not issue such shares of New World View Common Stock.

Vote Required for Approval

The Listing Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Shareholder Meeting.

The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Listing Proposal.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Listing Proposal. As of the date hereof, the Leo Initial

Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Listing Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, as an ordinary resolution, that for the purposes of complying with Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of          common stock in connection with the Business Combination be approved.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE LISTING PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 6—THE EQUITY INCENTIVE PLAN PROPOSAL

We are asking our shareholders to approve by ordinary resolution the 2023 Incentive Equity Plan (the “2023 Plan”) and the material terms thereunder. The Leo Board approved the 2023 Plan, prior to the Shareholder Meeting, subject to shareholder approval at the Shareholder Meeting. The 2023 Plan will become effective as of Closing, subject to approval by the Leo shareholders. If the 2023 Plan is adopted, no awards will be granted under the World View Equity 2014 Incentive Plan following the Closing.

The 2023 Plan is described in more detail below. A copy of the 2023 Plan is attached to this proxy statement/prospectus as Annex E.

General Information

The purpose of the 2023 Plan is to provide a means whereby New World View can secure and retain the services of employees, directors and consultants, to provide incentives for participants to exert maximum efforts for the success of New World View and its affiliates and to provide a means by which participants may be given an opportunity to benefit from increases in the value of the New World’s Common Stock through the granting of awards under the 2023 Plan.

Approval of the 2023 Plan by Leo’s shareholders is required in order to, among other things, comply with stock exchange rules requiring shareholder approval of equity compensation plans and to allow the grant of incentive stock options and restricted stock units under the 2023 Plan. If this 2023 Plan Proposal is approved by Leo’s shareholders, the 2023 Plan will become effective as of the Closing Date. In the event that Leo’s shareholders do not approve this proposal, the 2023 Plan will not become effective.

New World View’s equity compensation program, as implemented under the 2023 Plan, will allow New World View to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to New World View’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the 2023 Plan will allow New World View to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for participants to exert maximum efforts for New World View’s success and ultimately increase stockholder value. The 2023 Plan allows New World View to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New World View.

If the request to approve the 2023 Plan is approved by Leo’s shareholders, there will be approximately                  shares of New World View’s Common Stock, subject to adjustment for specified changes in New World View’s capitalization, available for grant under the 2023 Plan as of the Closing. In addition, as further described below under the section titled “—Description of the 2023–Authorized Shares,” the share reserve is subject to annual increases each January 1 of up to 4% of shares of New World View’s Common Stock outstanding (or a lesser number determined by the New World View Board). The Leo Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain and motivate employees and other participants.

Description of the 2023 Plan

A summary description of the material features of the 2023 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Plan and is qualified by reference to the 2023 Plan, the form of which is attached to this proxy statement/prospectus as Annex E and incorporated by reference in its entirety. Leo’s shareholders should refer to the 2023 Plan for more complete and detailed information about the terms and conditions of the 2023 Plan.

Eligibility. Any individual who is an employee of New World View or any of its affiliates, or any person who provides services to New World View or its affiliates, including consultants and members of the New World View Board, is eligible to receive awards under the 2023 Plan at the discretion of the plan administrator, as defined below. If this proposal is approved by the shareholders, all of New World View’s employees, directors and consultants will be eligible to receive awards following the Closing. Following the Closing, New World View is expected to have approximately 98 employees, 6 non-employee directors, and 8 consultants who may be eligible to receive awards under the 2023 Plan.

Awards. The 2023 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of New World View’s affiliates.

Authorized Shares. Initially, the maximum number of shares of New World View’s Common Stock that may be issued under the 2023 Plan after it becomes effective will be set by the New World View Board at a number that represents approximately 10% of New World View’s fully diluted capital stock immediately after the Closing. In addition, the number of shares of New World View’s Common Stock reserved for issuance under the 2023 Plan will automatically increase on January 1 of each year, starting on January 1, 2024 and ending on January 1, 2033, in an amount equal to the lesser of (1) 4% of the total number of shares of New World View’s Common Stock outstanding on December 31 of the preceding year or (2) a lesser number of shares of New World View’s Common Stock determined by the New World View Board prior to the date of the increase. The maximum number of shares of New World View’s Common Stock that may be issued on the exercise of ISOs under the 2023 Plan is                 shares. As of                     , 2023, the record date of the Shareholder Meeting, the closing price of the Class A Ordinary Shares as reported on the NYSE was $                 per share.

The unused shares subject to stock awards granted under the 2023 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in New World View acquiring shares covered by the stock award at a price not greater than the price (as adjusted pursuant to the 2023 Plan) paid by the participant for such shares or not issuing any shares covered by the stock award, will, as applicable, become or again be available for stock award grants under the 2023 Plan. The following shares of New World View’s Common Stock will not be added to the shares authorized for grant and will not be available for future grants of stock awards: (i) shares of New World View’s Common Stock subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof; (ii) shares purchased on the open market with the cash proceeds from the exercise of options; and (iii) shares delivered to New World View by a participant to satisfy the exercise or purchase price of a stock award or to satisfy any applicable tax withholding obligation with respect to a stock award (including shares of New World View’s Common Stock retained by New World View from an award being exercised or purchased and/or creating the tax obligation).

Non-Employee Director Compensation Limits. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $                 in total value or (2) if such non-employee director is first appointed or elected to the New World View Board during such calendar year, $                 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program.

Plan Administration. The New World View Board, or a duly authorized committee thereof, will administer the 2023 Plan and is referred to as the “plan administrator” herein. The New World View Board may also delegate to one or more of New World View’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards.

Under the 2023 Plan, the New World View Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New World View’s Common Stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New World View or any of New World View’s affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of                  months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New World View or any of New World View’s affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of                  months following the date of death or disability. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of New World View’s Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of New World View’s Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of New World View’s Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of New World View’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New World View’s total combined voting power or that of any of New World View’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of New World View’s Common Stock, a combination of cash and shares of New World View’s Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with New World View ends for any reason, New World View may receive any or all of the shares of New World View’s Common Stock held by the participant that have not vested as of the date the participant terminates service with New World View through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New World View’s Common Stock on the date of grant. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of New World View’s Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New World View or any of its affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of              months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New World View or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of              months in the event of disability and              months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2023 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, New World View’s Common Stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New World View’s Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of New World View, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2023 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2023 Plan in the event of a corporate transaction (as defined in the 2023 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with New World View or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2023 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New World View with respect to the stock award may be assigned to New World View’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by New World View with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by New World View with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of New World View’s Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination. The New World View Board has the authority to amend, suspend or terminate the 2023 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of New World View’s stockholders. No ISOs may be granted after the tenth anniversary of the date the Leo Board adopts the 2023 Plan. No stock awards may be granted under the 2023 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New World View with respect to participation in the 2023 Plan, which will not become effective until after the Closing. No awards will be issued under the 2023 Plan prior to the Closing Date. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2023 Plan. The 2023 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended, New World View’s ability to realize the benefit of any tax deductions described below depends on New World View’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New World View’s tax reporting obligations.

Nonstatutory Stock Options. Generally, there is no taxation upon the grant of an NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by New World View or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the date after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New World View will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options. The 2023 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. New World View is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, New World View will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or New World View timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New World View will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is received equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New World View will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New World View will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Additional Tax Consequences to New World View

Compensation of Covered Employees. The ability of New World View to obtain a deduction for amounts paid under the 2023 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New World View’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments. The ability of New World View (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2023 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2023 Plan are subject to the discretion of the compensation committee of the New World View Board. Therefore, Leo cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Vote Required for Approval

The Equity Incentive Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Shareholder Meeting.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Equity Incentive Plan Proposal.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Equity Incentive Plan Proposal. As of the date hereof, the Leo

Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Equity Incentive Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

RESOLVED, as an ordinary resolution, that Leo’s adoption of the 2023 Equity Incentive Plan be approved, ratified and confirmed in all respects.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 7—THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

We are asking our shareholders to approve by ordinary resolution and adopt the Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The Leo Board approved the ESPP, prior to the Shareholder Meeting, subject to shareholder approval at the Shareholder Meeting. The ESPP will become effective as of Closing, subject to approval by the Leo shareholders.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex F.

The purpose of the ESPP is to provide a means whereby New World View can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the Leo Board believes that the ability to allow New World View’s employees to purchase shares of New World View’s Common Stock will help New World View to attract, retain and motivate employees and encourage them to devote their best efforts to New World View’s business and financial success. Approval of the ESPP by Leo’s shareholders will allow New World View to provide its employees with the opportunity to acquire an ownership interest in New World View through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New World View’s stockholders.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex F. Leo’s shareholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

Purpose. The purpose of the ESPP is to provide a means by which eligible employees of New World View and certain designated companies may be given an opportunity to purchase shares of New World View’s Common Stock following the Closing, to assist New World View in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for participants to exert maximum efforts for New World View’s success.

The Plan includes two components: a 423 Component and a Non-423 Component. New World View intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by the New World View Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve. The maximum number of shares of New World View’s Common Stock that may be issued under the ESPP will be set by the New World View Board at a number that represents approximately         % of New World View’s fully diluted capital stock immediately after the Closing. Additionally, the number of shares of New World View’s Common Stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2024 and continuing through and including January 1, 2033, by the lesser of (1)         % of the total number of shares of New World View’s Common Stock outstanding on December 31 of the preceding calendar year, (2)          shares of New World View’s Common Stock or (3) such lesser number of shares of New World View’s Common Stock as determined by the New World View Board. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. As of                 , 2023, the record date of the Shareholder Meeting, the closing price of the Class A Ordinary Shares as reported on the NYSE was $             per share.

Administration. The New World View Board, or a duly authorized committee thereof, will administer the ESPP (the “Administrator”).

Limitations. New World View’s employees and the employees of any of its designated affiliates, as designated by the New World View Board, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the Administrator: (1) customary employment with New World View or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with New World View or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, the New World View Board may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the shareholders, all the employees of New World View and its related corporations will be eligible to participate in the ESPP following the Closing. An employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of New World View’s stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of New World View’s Common Stock for each calendar year that the rights remain outstanding.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The Administrator may specify offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New World View’s Common Stock will be purchased for the employees who are participating in the offering. The Administrator, in its discretion, will determine the terms of offerings under the ESPP. The Administrator has the discretion to structure an offering so that if the fair market value of a share of New World View’s Common Stock on any purchase date during the offering period is less than or equal to the fair market value of a share of New World View’s Common Stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Payroll Deductions. The ESPP permits participants to purchase shares of New World View’s Common Stock through payroll deductions. Unless otherwise determined by the Administrator, the purchase price of the shares will be             % of the lower of the fair market value of New World View’s Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with New World View and its related corporations.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to New World View and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Administrator. Upon such withdrawal, New World View will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment. A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by New World View or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, New World View will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new purchase date will be set. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. The New World View Board has the authority to amend, suspend or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of New World View’s stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements or government regulations or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment. The ESPP will remain in effect until terminated by the New World View Board in accordance with the terms of the ESPP.

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. Therefore, Leo cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Vote Required for Approval

The Employee Stock Purchase Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Shareholder Meeting.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Employee Stock Purchase Plan Proposal.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Employee Stock Purchase Plan Proposal. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares but may do so at any time subject to certain requirements discussed under “Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Employee Stock Purchase Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

RESOLVED, as an ordinary resolution, that Leo’s adoption of the 2023 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

PROPOSAL NO. 8—THE ADJOURNMENT PROPOSAL

The Adjournment Proposal asks shareholders to approve the adjournment of the Shareholder Meeting to a later date or dates if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholder Meeting, there are insufficient Leo Ordinary Shares represented (either in person or by proxy) to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, or the Employee Stock Purchase Plan Proposal or (ii) where the Leo Board has determined that an adjournment is otherwise necessary.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Shareholder Meeting and is not approved by the shareholders, the Leo Board may not be able to adjourn the Shareholder Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the Condition Precedent Proposals or the Advisory Governing Documents Proposals or if otherwise determined to be necessary by the Leo Board. In such events, the Business Combination would not be completed.

Vote Required for Approval

The Adjournment Proposal is not conditioned on any other proposal.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares who, being present and entitled to vote at the Shareholder Meeting, vote at the Shareholder Meeting. Abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Shareholder Meeting and therefore will have no effect on the approval of the Adjournment Proposal.

As of the date of this proxy statement/prospectus, the Leo Initial Shareholders have agreed to vote any Leo Ordinary Shares owned by them in favor of the Adjournment Proposal. As of the date hereof, the Leo Initial Shareholders own approximately 67.2% of the issued and outstanding Leo Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Shareholder Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the Leo Initial Shareholders own sufficient shares to approve the Adjournment Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, as an ordinary resolution, that the adjournment of the Shareholder Meeting to a later date or dates if necessary, (i) to permit further solicitation and votes of proxies if, based upon the tabulated votes at the time of the Shareholder Meeting, there are insufficient Class A ordinary shares, par value $0.0001 per share, and Class B ordinary shares, par value $0.0001 per share, in the capital of Leo represented (either in person or by proxy) at the Shareholder Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal or (ii) if the Leo Board determines that an adjournment is otherwise necessary, be approved, ratified and confirmed in all respects.

Recommendation of the Leo Board

THE LEO BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Leo’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what, he, she or they may believe is in the best interests of Leo and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION AND REDEMPTION TO PUBLIC SHAREHOLDERS

The following is a discussion of the (i) material U.S. federal income tax consequences of the Domestication and Redemption to the U.S. Holders (as defined below) of Public Shares and Leo Public Warrants and (ii) material U.S. federal income tax consequences for Non-U.S. Holders (as defined below) of owning and disposing of New World View Common Stock or warrants after the Domestication. This discussion is based on provisions of the Code, its legislative history, final, temporary and proposed U.S. treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein.

For purposes of this discussion, because any unit consisting of one Public Share and one-fourth of a Leo Public Warrant is separable at the option of the holder, Leo is treating any Public Share and one-fourth of a Leo Public Warrant held by a U.S. Holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a unit of Leo in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any exercise of redemption rights) with respect to any Public Share and Leo Public Warrants held through a unit of Leo (including alternative characterizations of a unit of Leo).

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Public Shares or Leo Public Warrants that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Public Shares or Leo Public Warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.

This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances or status. In particular, this discussion considers only holders that hold Public Shares or Leo Public Warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this discussion does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special treatment under U.S. federal income tax law, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that acquired Public Shares or Leo Public Warrants pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold Public Shares or Leo Public Warrants as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	passive foreign investment companies;

•

persons required to accelerate the recognition of any item of gross income with respect to Public Shares or Leo Public Warrants as a result of such income being recognized on an applicable financial statement;

•	persons who actually or constructively own 5% or more of the shares of Leo by vote or value (except as specifically provided below);

•	foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•	the Sponsor or its affiliates.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Public Shares or Leo Public Warrants. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold Public Shares or Leo Public Warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Public Shares or Leo Public Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partner and such partnership. Holders of Public Shares or Leo Public Warrants are urged to consult with their tax advisors regarding the specific tax consequences to such holders. This discussion also assumes that any distribution made (or deemed made) on Public Shares or Leo Public Warrants and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Public Shares or Leo Public Warrants will be in U.S. dollars. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consequences described herein. There can be no assurance that the IRS will agree with the discussion herein, or that a court would not sustain any challenge by the IRS in the event of litigation. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF PUBLIC SHARES AND LEO PUBLIC WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF PUBLIC SHARES AND LEO PUBLIC WARRANTS TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX

CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, EXERCISING REDEMPTION RIGHTS, AND OWNING AND DISPOSING OF NEW WVE SHARES AND WARRANTS AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of Public Shares

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.

The Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.

In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, except as otherwise provided herein, including with respect to the PFIC rules and Section 367 of the Code (as discussed below), a U.S. Holder of Public Shares should not recognize gain or loss upon the exchange of its Public Shares solely for New World View Common Stock or exchange of its Leo Public Warrants solely for New World View Warrants pursuant to the Domestication. The Domestication should be treated for U.S. federal income tax purposes as if Leo (i) transferred all of its assets and liabilities to New World View in exchange for all of the outstanding shares and warrants of New World View; and then (ii) distributed the shares and warrants of New World View to the shareholders and warrant holders of Leo in liquidation of Leo. The taxable year of Leo should be deemed to end on the date of the Domestication.

In the case of a transaction, such as the Domestication, that qualifies as an F Reorganization, (i) a U.S. Holder’s tax basis in a share or a warrant of New World View received in connection with the Domestication should generally be the same as its tax basis in the Public Share and Leo Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share or a warrant of New World View received by a U.S. Holder should generally include such U.S. Holder’s holding period for the Public Share or Leo Public Warrant surrendered in exchange therefor.

If the Domestication fails to qualify as a reorganization under Section 368, a U.S. Holder of Public Shares generally would recognize gain or loss with respect to its Public Shares in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New World View received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares surrendered. The U.S. Holder’s basis in the shares of New World View would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for the shares of New World View would begin on the day following the date of the Domestication. U.S. Holders who hold different blocks of Public Shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Public Shares.

Because the Domestication will occur after the redemption of U.S. Holders that exercise redemption rights with respect to Public Shares, U.S. Holders exercising such redemption rights should not be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their Public Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of exercise of redemption rights. See “—Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” below.

Tax Consequences for U.S. Holders of Leo Public Warrants

Subject to the considerations described below relating to a U.S. Holder’s ownership of Leo Public Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to the PFIC rules, a U.S. Holder of Leo Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of Leo Public Warrants for newly issued New World View warrants in the Domestication.

PFIC Considerations

Even in the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the Domestication may still be a taxable event to U.S. Holders of Public Shares or Leo Public Warrants under the passive foreign investment company (“PFIC”) provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below. Because Leo is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a review of its financial statements, Leo believes that it may be a PFIC.

Effect of PFIC Rules on the Domestication. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain, notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, these Treasury Regulations may require taxable gain recognition by a Non-Electing Shareholder, as defined below, with respect to its exchange of Public Shares for New World View Common Stock and Leo Public Warrants for New World View Warrants in the Domestication if Leo were classified as a PFIC at any time during such U.S. Holder’s holding period in respect thereof. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) of the Code should not apply to an Electing Shareholder, as defined below, with respect to its Public Shares for which a timely qualified election fund (“QEF”) election, a QEF election with a purging election, or MTM election is made, as each such election is described below. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

Definition and General Taxation of a PFIC. A non-U.S. corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

If Leo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Public Shares or Leo Public Warrants and, solely with respect to the Public Shares, the U.S. Holder did not make either (a) a timely QEF election for Leo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (b) a QEF election along with a “purging election,” or (c) a mark-to-market (“MTM”) election, all of which are discussed further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Public Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Public Shares or Leo Public Warrants. The amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Leo’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under “—Effects of Section 367 to U.S. Holders of Public Shares”) generally would be treated as gain subject to these rules.

In general, if Leo is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Public Shares (but not Leo Public Warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders. The impact of the PFIC rules on a U.S. Holder of Public Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Leo as a QEF under Section 1295 of the Code, for Leo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that is not an Electing Shareholder is hereinafter referred to as a “Non-Electing Shareholder.”

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

A U.S. Holder’s ability to make a QEF election with respect to its Public Shares is contingent upon, among other things, the provision by Leo of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon written request, Leo will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Leo will timely provide such information that is required to make and maintain the QEF election. A U.S. Holder is not able to make a QEF election with respect to Leo Public Warrants. An Electing Shareholder making a valid and timely QEF election generally would not be subject to the adverse PFIC rules discussed above with respect to their Public Shares. As a result, such a U.S. Holder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “—Effects of Section 367 to U.S. Holders of Public Shares” and subject to the discussion above under “—Tax Consequences of the Domestication to U.S. Holders of Public Shares,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Leo, whether or not such amounts are actually distributed.

As indicated above, if a U.S. Holder of Public Shares has not made a timely and effective QEF election with respect to Leo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Public Shares for their fair market value on the “qualification date.” The qualification date is the first day of Leo’s tax year in which Leo qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Public Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Public Shares by the amount of the gain recognized and will also have a new holding period in the Public Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Public Shares and for which Leo is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Public Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Public Shares at the end of its taxable year over the adjusted basis in its Public Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Public Shares over the fair market value of its Public Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM election). The U.S. Holder’s basis in its Public Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Public Shares will be treated as ordinary income. Shareholders who hold different blocks of Public Shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the SEC, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the Public Shares are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect to their Public Shares. However, if the MTM election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Public Shares. An MTM election is not available with respect to Leo Public Warrants. U.S. Holders are urged to consult their tax advisers regarding the availability and tax consequences of an MTM election in respect to Public Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Public Shares is urged to consult its tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Public Shares

In addition to the PFIC rules discussed above, Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Section 367 of the Code imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Public Shares on the date of the Domestication. Because the Domestication will occur after the redemption of U.S. Holders that exercise redemption rights with respect to Public Shares, U.S. Holders exercising such redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.

U.S. Holders Who Own 10 Percent or More of the Voting Power or Value of Leo. A U.S. Holder who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of ordinary shares entitled to vote or 10% or more of the total value of all classes of ordinary shares (a “10% U.S. Shareholder”) of Leo must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Public Shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of ordinary shares or 10% or more of the total value of all classes of ordinary shares of Leo. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of ordinary shares entitled to vote or 10% or more of the total value of all classes of ordinary shares and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of Leo attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Leo does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If Leo does not have positive cumulative net earnings and profits through the date of the Domestication, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Public Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Leo’s cumulative net earnings and profits could be positive through the date of the Domestication in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulation Section 1.367(b)-2 as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

U.S. Holders Whose Public Shares Have a Fair Market Value of $50,000 or More and Who Own Less than 10 Percent of the Voting Power of Leo and Less than 10 Percent of the Total Value of Leo. A U.S. Holder whose Public Shares have a fair market value of $50,000 or more on the date of Domestication and who beneficially owns (directly, indirectly or constructively) less than 10% of the total combined voting power of all classes of ordinary shares entitled to vote and less than 10% of the total value of all classes of ordinary shares of Leo will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to New World View Common Stock received in the Domestication in an amount equal to the excess of the fair market value of New World View Common Stock received over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in the Domestication. Shareholders who hold different blocks of Public Shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code. There are, however, a number of specific conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange;

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Leo establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares, and (B) a representation that the U.S. Holder has notified Leo (or New World View) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Leo or New World View no later than the date such tax return is filed. In connection with this election, Leo may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Leo’s earnings and profits upon written request.

Leo does not expect to have significant cumulative earnings and profits through the date of the Domestication. If that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Leo has positive cumulative earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Public Shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

U.S. Holders Whose Public Shares Have a Fair Market Value of Less Than $50,000 and Who Own Less than 10 Percent of the Voting Power of Leo and Less than 10 Percent of the Total Value of Leo. A U.S. Holder whose Public Shares have a fair market value of less than $50,000 on the date of Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of ordinary shares entitled to vote and less than 10% of the total value of all classes of ordinary shares of Leo, should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Public Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences for U.S. Holders of Leo Public Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described above relating to the PFIC rules, a U.S. Holder of Leo Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of Leo Public Warrants for newly issued New World View warrants in the Domestication.

All U.S. Holders of Public Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to U.S. Holders of Public Shares that elect to exercise redemption rights to receive cash in exchange for Public Shares. For purposes of this discussion, a “Converting U.S. Holder” is a U.S. Holder that elects to exercise redemption rights in respect of all or a portion of its Public Shares.

The U.S. federal income tax consequences to a Converting U.S. Holder will depend on whether the redemption qualifies as a sale of Public Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the Converting U.S. Holder. If the redemption qualifies as a sale of such U.S. Holder’s Public Shares, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Public Shares redeemed. A U.S. Holder’s adjusted tax basis in its Public Shares will generally be equal to the amount such U.S. Holder paid for such Public Shares. This gain or loss should generally be long-term capital gain or loss if the holding period of such Public Shares is more than one year at the time of the redemption. However, it is possible that because of the redemption rights associated with the Public Shares, the holding period of such shares may not be considered to begin until the date of such redemption (and, thus, it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Public Shares (generally, Public Shares purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them.

The redemption of Public Shares generally will qualify as a sale if such redemption (i) is “substantially disproportionate,” (ii) results in a “complete termination” of such U.S. Holder’s interest in Leo or (iii) is “not essentially equivalent to a dividend” with respect to the Converting U.S. Holder. For purposes of such tests with respect to a Converting U.S. Holder, that Converting U.S. Holder may be deemed to own not only shares actually owned, but also constructively owned, which in some cases may include shares such Converting U.S. Holder may acquire pursuant to options and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the redemption will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of Leo is reduced immediately after the redemption to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the redemption; (ii) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Leo shares (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of Leo entitled to vote. There will be a “complete termination” of such Converting U.S. Holder’s interest if either (i) all of the Leo shares actually and constructively owned by such Converting U.S. Holder are redeemed or (ii) all of the Leo shares actually owned by such Converting U.S. Holder are redeemed and such Converting U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Leo shares owned by certain family members and such Converting U.S. Holder does not constructively own any other Leo shares and otherwise complies with specific conditions. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Holder will depend upon the particular circumstances of that Converting U.S. Holder. However, the redemption generally must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of Leo. Whether the redemption will result in a “meaningful reduction” in such Converting U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. If the Converting U.S. Holder’s relative interest in Leo is a small minority interest and the shareholder exercises no control over corporate affairs, taking into account the effect of redemptions by other shareholders, and its percentage ownership (including constructive ownership) is reduced as a result of the redemption, such Converting U.S. Holder may be regarded as having a meaningful reduction in its interest pursuant to a published ruling in which the IRS indicated that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult with its tax advisors as to the tax consequences to it of any redemption of its Public Shares.

If none of the tests described above applies, the consideration paid to the Converting U.S. Holder will generally be treated as dividend income for U.S. federal income tax purposes to the extent of Leo’s current or accumulated earnings and profits. Any distribution in excess of such earnings and profits will reduce the Converting U.S. Holder’s basis in the Public Shares (but not below zero) and any remaining excess will be treated as capital gain realized on the sale or other disposition of the Public Shares. After the application of those rules, any remaining tax basis of the Converting U.S. Holder in the Public Shares redeemed will generally be added to the Converting U.S. Holder’s adjusted tax basis in its remaining Public Shares, or, if it has none, to the Converting U.S. Holder’s adjusted tax basis in its Leo Public Warrants or possibly in other Leo shares constructively owned by such U.S. Holder. U.S. Holders who hold different blocks of Public Shares (generally, shares of Leo purchased or acquired on different dates or at different prices) are urged to consult their tax advisors to determine how the above rules apply to them.

Because the Domestication will occur after the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR PUBLIC SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Non-U.S. Holders

Tax Consequences for Non-U. S. Holders of Owning and Disposing of New World View Common Stock

Distributions on New World View Common Stock. Distributions of cash or property to a Non-U.S. Holder in respect of New World View Common Stock received in the Domestication will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New World View’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New World View’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its New World View Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “—Gain on Disposition of New World View Common Stock.”

Dividends paid to a Non-U.S. Holder of New World View Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of New World View Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if such Non-U.S. Holder’s New World View Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of New World View Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of New World View Common Stock. Subject to the below discussion of backup withholding and the Foreign Account Tax Compliance Act (as defined below), any gain realized by a Non-U.S. Holder on the taxable disposition of New World View Common Stock or New World View Warrants generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

New World View is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) New World View Common Stock is not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of outstanding New World View Common Stock. There can be no assurance that New World View Common Stock will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale of New World View Common Stock or New World View Warrants under regular U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale of New World View Common Stock or New World View Warrants, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the “branch profits tax” equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of New World View Common Stock or New World View Warrants generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New World View Common Stock or New World View Warrants from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New World View will generally be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New World View does not expect to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New World View is or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Business Combination or at any future time.

Information Reporting and Backup Withholding

New World View generally must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale of New World View Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including New World View Common Stock and New World View Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New World View Common Stock and New World View Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New World View Common Stock and New World View Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of New World View Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including New World View Common Stock and New World View Warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New World View Common Stock and New World View Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of Leo and World View adjusted to give effect to the Business Combination and the other related events contemplated by the Business Combination Agreement. The unaudited pro forma condensed combined financial information of New World View also gives effect to other financing events consummated by World View that are not yet reflected in the historical financial information of World View and are considered material Business Combination separate from the Business Combination.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical audited balance sheet of Leo as of December 31, 2022 with the historical audited balance sheet of World View as of December 31, 2022 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on December 31, 2022.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical audited statement of operations of Leo for the year ended December 31, 2022 with the historical audited statement of operations of World View for the year ended December 31, 2022 on a pro forma basis as if the Business Combination and the other events, summarized below, had been consummated on January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•	the historical audited financial statements of Leo as of and for the year ended December 31, 2022 included in Leo’s Annual Report on Form 10-K filed with the SEC on March 20, 2023;

•	the historical audited financial statements of World View as of and for the year ended December 31, 2022 included elsewhere in this proxy statement/prospectus; and

•

other information relating to Leo and World View included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under the section titled “Proposal No. 1—The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Leo,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of World View,” and other information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

Pursuant to the Business Combination Agreement, prior to the Business Combination Leo will migrate to and domesticate as a Delaware corporation and Leo will immediately be renamed World View, Inc. Following the Domestication, Merger Sub I shall merge with and into World View (the “First Merger”), with World View being the surviving corporation of the First Merger. Immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II, a wholly owned subsidiary of Leo, (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger, (the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo. Upon the consummation of the

Business Combination, all holders of 123,192,379 issued and outstanding shares of World View Common Stock will receive shares of New World View Common Stock based on the Per Share Merger Consideration resulting in an estimated 21,031,106 shares of New World View Common Stock to be immediately issued and outstanding as of the Closing, inclusive of the conversion of the World View Convertible Notes to World View Common Stock or New World View Common Stock, as applicable, pursuant to the applicable conversion rate immediately prior to Closing, and all holders of issued and outstanding World View options will receive New World View Options (as defined below) covering an estimated 3,583,201 shares of New World View Common Stock after giving effect to the Per Share Merger Consideration, based on the following events contemplated by the Business Combination Agreement:

•

the cancelation and conversion of all 80,241,807 issued and outstanding World View Preferred Stock into 100,059,321 World View Common Stock, par value $0.00001, at the then effective conversion rate as calculated pursuant to World View’s certification of incorporation;

•	the cancellation and conversion of all outstanding World View Convertible Notes into New World View Common Stock in accordance with their terms;

•	the cancelation and conversation of all outstanding World View SAFEs into World View Common Stock in accordance with their terms;

•

the net exercise of certain warrants to purchase World View Common Stock and the net exercise of all warrants to purchase World View Preferred Stock that were outstanding and unexercised as of December 31, 2022 with 16,526,726 warrants converted and exchanged for New World View Warrants;

•

the surrender and exchange of all issued and outstanding World View Common Stock (including World View Common Stock resulting from the conversion of the World View Preferred Stock and World View SAFEs, and from the exercise of warrants to purchase World View Common Stock) and the conversion of World View Convertible Notes into 21,031,106 shares of New World View Common Stock, as determined in accordance with the Business Combination Agreement on the basis of a post-money enterprise value of World View of $350.0 million (subject to certain adjustments as set forth in the Business Combination Agreement) on a fully-diluted basis and a price of $10.00 per share of New World View Common Stock; and

•

the cancelation and exchange of all granted and outstanding vested and unvested World View options into 3,583,201 New World View Options exercisable for shares of New World View Common Stock with the same terms and vesting conditions except for the number of shares exercisable and the exercise price.

Based on 123,192,379 shares of World View Common Stock outstanding as of December 31, 2022 after the assumed net exercise of certain warrants and the conversion of the World View Preferred Stock, World View SAFEs and $26.9 million principal and accrued interest outstanding in World View Convertible Notes, determined in accordance with the Business Combination Agreement, holders of World View Common Stock (excluding holders of certain World View options) are expected to receive 21,031,106 shares of New World View Common Stock in the Business Combination at an implied exchange ratio of 0.17, determined as follows:

	World View Shares Outstanding As of December 31, 2022	Conversion of World View Preferred Shares into Common Shares	Conversion of World View SAFEs into Common Shares	Conversion of World View Warrants into Common Shares	World View Shares Outstanding Prior to Closing	Conversion of World View Convertible Notes into New World View Common Shares	New World View Shares held by World View shareholders Post Closing(1)
COMMON SHARES
Common Shares	5,240,205	100,059,321	348,730	17,544,123	123,192,379	3,368,060	21,031,106
PREFERRED SHARES
Series A Preferred Shares	667,580	(667,580)	—	—	—	—	—
Series B Preferred Shares	6,335,858	(6,335,858)	—	—	—	—	—
Series C Preferred Shares	73,238,369	(73,238,369)	—	—	—	—	—

Total Common and Preferred Shares	85,482,012	19,817,514	348,730	17,544,123	123,192,379	3,368,060	21,031,106

World View Options (2)	24,991,555	—	—	—	24,991,555	—	3,583,201
World View Warrants (3)	34,488,913	—	—	(17,962,187)	16,526,726	—	2,369,564
World View Warrants canceled (net exercised)	—	—	—	418,064		—	—

Total World View Awards	59,480,468	—	—	(17,544,123)	41,518,281	—	5,952,765

World View SAFEs (4)	348,730	—	(348,730)	—	—	—	—

Total World View SAFEs	348,730	—	(348,730)	—	—	—	—

Total World View Securities	145,311,210	19,817,514	—	—	164,710,660	3,368,060	26,983,871

(1)

Per the terms of the Business Combination Agreement, no fractional shares of New World View Common Stock will be issued. Each holder of World View Common Stock is entitled to a fraction of a share of New World View Common Stock and will have its fractional share rounded down to the nearest whole share. Each holder of a World View award is entitled to New World View awards underlying a fraction of a share of New World View Common Stock, for which the fractional award will be rounded down to the nearest whole share.

(2)	World View options have been adjusted for 32,014 options canceled subsequent to December 31, 2022.
(3)

The World View Warrants include warrants to purchase World View Common Stock and World View Preferred Stock. World View Preferred Stock converts to World View Common Stock at the then effective conversion rate as calculated pursuant to World View’s certification of incorporation prior to Closing.

(4)	World View SAFEs of $0.5 million convert to 348,730 shares of World View Common Stock at the then effective conversion rate prior to Closing as calculated in accordance with their terms.

Other Related Events in Connection with the Business Combination

Other related events that are contemplated to occur in connection with the Business Combination are summarized below:

•	the repayment of the related party promissory note receivable to World View of $2.3 million as of December 31, 2022 prior to Closing;

•

the repayment of World View’s existing debt, including the loan and security agreement, dated September 12, 2016, as amended, between World View and Silicon Valley Bank (the “SVB Loan”) and an unsecured promissory note, in the aggregate amount of $5.8 million as of December 31, 2022, at Closing;

•	the issuance of a $0.7 million promissory note between Leo and the Sponsor, assumed to convert to Private Placement Warrants in conjunction with the Business Combination;

•

the conversion of $0.9 million of accounts payable of World View and $0.9 million of World View’s existing debt related to the unsecured promissory notes as of December 31, 2022 into World View Convertible Notes, which will convert to New World View Common Stock in conjunction with the Business Combination; and

•	the issuance of $4.0 million in World View Convertible Notes in connection with the Equity Financing subsequent to December 31, 2022, which will convert to World View Common Stock prior to Closing.

World View and Leo management continue to seek investor commitments as part of the Equity Financing of equity or equity-linked financing totaling up to $75.0 million, as contemplated under the Business Combination Agreement. The unaudited pro forma condensed combined financial information does not include any Equity Financing that has not been committed to or subscribed. Any future amounts committed to or subscribed by investors in the Equity Financing will be included within the unaudited pro forma condensed combined financial information and will have an impact on the future preliminary pro forma condensed combined financial information presented.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information in accordance with GAAP necessary for an illustrative understanding of New World View upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New World View following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Leo and World View have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the Public Shareholders approve the Business Combination. Pursuant to the Existing Governing Documents, Public Shareholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. Leo cannot predict how many of its Public Shareholders will exercise their right to redeem their Class A Ordinary Shares for cash.

After giving effect to the redemption of 32,924,036 Class A Ordinary Shares in connection with the Extension Meeting held on January 9, 2023, at a redemption price of approximately $10.15 per share, the unaudited pro forma condensed combined financial information has been prepared to present alternative levels of additional redemption scenarios as follows:

•

Assuming No Additional Redemptions. No additional Public Shareholders exercise their redemption rights with respect to their redeemable Class A Ordinary Shares upon consummation of the Business Combination and thus the full amount held in the Trust Account as of immediately prior to the Closing is available for New World View. As the cash proceeds from the Equity Financing of up to $75.0 million is not yet committed to or subscribed, it has not been reflected in this scenario.

•

Assuming Minimum Cash. Public Shareholders exercise their rights to redeem their Class A Ordinary Shares for their pro rata share of the Trust Account, at a level such that the Available Closing Acquiror Cash Condition as outlined within the Business Combination Agreement is met. This scenario assumes 224,786 issued and outstanding Class A Ordinary Shares are redeemed by the Public Shareholders. It is a condition to the parties’ obligations to close under the Business Combination Agreement that the aggregate net cash proceeds from Leo’s Trust Account together with the aggregate amount of proceeds from the Equity Financing and World View Convertible Notes issued on or after December 1, 2022, after deducting transaction expenses incurred by Leo and World View and any amounts paid to Public Shareholders that exercise their redemption rights in connection with the Business Combination not be less than $20.0 million. If the Available Closing Acquiror Cash Condition is not met, the parties may elect to terminate the Business Combination Agreement. As the cash proceeds from the Equity Financing of up to $75.0 million is not yet committed to or subscribed, it has not been reflected in this scenario. Furthermore, it is assumed that existing merger funds would not meet the Available Closing Acquiror Cash Condition in a maximum redemption scenario. Therefore, a maximum redemption scenario is not presented within the unaudited pro forma condensed combined financial information.

Assuming no additional redemptions, the Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP, with World View as the accounting acquirer and Leo as the accounting acquiree. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of World View issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

World View has been determined to be the accounting acquirer based on evaluation of the following factors:

•	World View stockholders will have the majority of the voting power of New World View;

•	World View will designate a majority of the members of the New World View Board;

•	World View is the larger entity based on historical revenues and net loss;

•	World View senior management will comprise all of the senior management of New World View; and

•	The Surviving Company will be renamed World View, Inc. and the headquarters will remain in Tucson, Arizona.

World View management and Leo continue to attempt to raise the Equity Financing prior to Closing to provide additional financial support to New World View. Additional financings from the proposed Equity Financing of up to $75.0 million are not reflected within the unaudited pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X as these financings are not committed to or subscribed at this time. Any future amounts raised, committed to, or subscribed to by investors will have an impact on the preliminary pro forma condensed combined financial information presented and actual financing proceeds may be more or less than the $75.0 million targeted amount.

Pro Forma Share Ownership in New World View

The following summarizes the pro forma New World View Common Stock issued and outstanding immediately after the Business Combination, presented under the two assumed redemption scenarios, after giving effect to the redemption of 32,924,036 Class A Ordinary Shares of Leo in connection with the Extension Meeting held on January 9, 2023 and assumes no additional amount of Equity Financing raised:

	Share Ownership in New World View
	No Additional Redemptions		Minimum Cash(1)
	Outstanding Shares	Percentage of Outstanding Shares	Outstanding Shares	Percentage of Outstanding Shares
Leo Public Shareholders(2)	4,575,964	13.1%	4,351,178	12.5%
Leo Initial Shareholders(3)	9,375,000	26.8%	9,375,000	27.0%
World View Shareholders(4)	21,031,106	60.1%	21,031,106	60.5%
Equity Financing Investors(5)	—	—%	—	—%

(1)

Assumes that 224,786 Class A Ordinary Shares outstanding are redeemed for an aggregate payment of approximately $2.3 million (based on the estimated per share redemption price of approximately $10.15 per share) from the Trust Account. Given the Available Closing Acquiror Cash Condition of $20.0 million, the Class A Ordinary Shares assumed to be redeemed is limited to this number until future investments are raised or committed to be funded.

(2)	Represents shares of New World View Common Stock to be issued upon conversion of 4,575,964 Class A Ordinary Shares issued in the no additional redemptions scenario.
(3)

Represents shares of New World View Common Stock to be issued upon conversion of 9,375,000 Class B Ordinary Shares acquired by the Leo Initial Shareholders prior to or in connection with the Leo IPO (including 30,000 shares held by Lori Bush, 30,000 shares held by Naveen Agarwal, 30,000 shares held by Mary Minnick, 30,000 shares held by Mark Masinter, 20,000 shares held by Scott Flanders, 20,000 shares held by Imran Khan and 20,000 shares held by Scott McNealy) as the shares are issued and outstanding as of the closing date of the Business Combination. Excludes an aggregate of $2.3 million principal amount of World View convertible notes held by Lyndon Lea, Robert Darwent and Ed Forst, which notes will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing.

(4)

Includes (i) 50,000 shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii) 3,368,000 shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii) 2,515,436 shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing). Excludes              shares of New World View Common Stock underlying the New World View Warrants,             shares of New World View Common Stock underlying New World View Options.

(5)

At or prior to Closing of the Business Combination, Leo or World View may enter into an equity or equity-linked financing with gross proceeds of up to $75.0 million, including World View Convertible Notes issued on or after December 1, 2022. As of the date of this proxy statement/prospectus, the total amount to be raised is unknown and has not been reflected in the unaudited pro forma financial information.

The 9,375,000 Leo Public Warrants and 6,666,667 Leo Private Placement Warrants have been reported as liability-classified instruments that will be subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. In addition, all granted and outstanding vested and unvested World View Options will be exchanged for 3,583,201 New World View Options exercisable for shares of New World View Common Stock with the same terms and vesting conditions except for the number of shares exercisable and the exercise price. The final accounting for the Business Combination is expected to be determined prior to the Closing. The Public Warrants, the Private Placement Warrants, and the New World View Options are not reflected in the share ownership table.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that all outstanding and unexercised World View options, whether vested or unvested, are converted into New World View Options.

Furthermore, as World View and Leo management continue to raise the Equity Financing of up to $75.0 million as contemplated under the Business Combination Agreement, any future amounts raised or subscribed to by investors will have an impact on the preliminary pro forma condensed combined financial information presented.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. If the actual facts are different than the assumptions outlined within, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2022

(in thousands)

						Assuming No Redemptions			Assuming Minimum Cash
	Leo Historical	Adjustments to Leo Historical	Notes	Leo As Adjusted	World View Historical	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1	$—		$1	$18	$4,005	B	$22,282	$(2,282)	S	$20,000
						2,250	D
						46,121	E
						(25,000)	F
						(5,833)	H
						720	I
Accounts receivable	—	—		—	180	—		180	—		180
Inventory	—	—		—	756	—		756	—		756
Prepaid expenses and other current assets	16	—		16	706	—		722	—		722
Deferred cost of revenue	—	—		—	574	—		574	—		574
Related party promissory note receivable, net	—	—		—	2,178	(2,178)	D	—	—		—

Total current assets	17	—		17	4,412	20,085		24,514	(2,282)		22,232

Property and equipment—net	—	—		—	16,281	—		16,281	—		16,281
Other non-current assets	—	—		—	375	—		375	—		375
Investments held in a Trust Account	380,360	(334,239)	A	46,121	—	(46,121)	E	—	—		—

Total assets	$380,377	$(334,239)		$46,138	$21,068	$(26,036)		$41,170	$(2,282)		$38,888

Liabilities, Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$363	$—		$363	$10,533	$(916)	C	$9,980	$—		$9,980
Accounts payable - related party	80	—		80	—	—		80	—		80
Accounts expenses - related party	177	—		177	—	—		177	—		177
Accrued expenses and other current liabilities	—	—		—	2,904	(556)	L	2,348	—		2,348
Current portion of deferred revenue	—	—		—	2,292	—		2,292	—		2,292
Current portion of debt	—	—		—	6,743	(910)	C	—	—		—
						(5,833)	H
Current portion of finance lease obligations	—	—		—	309	—		309	—		309
Convertible promissory notes	—	—		—	10,519	4,005	B	—	—		—
						1,826	C
						(16,350)	L
Derivative liability	—	—		—	7,345	(7,345)	L	—	—		—
Warrant liability	—	—		—	1,013	(1,013)	J	—	—		—
Simple agreements for future equity	—	—		—	500	(500)	M	—	—		—

Total current liabilities	620	—		620	42,158	(27,592)		15,186	—		15,186

						Assuming No Redemptions			Assuming Minimum Cash
	Leo Historical	Adjustments to Leo Historical	Notes	Leo As Adjusted	World View Historical	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Deferred underwriting commissions	13,125	—		13,125	—	(13,125)	G	—	—		—
Warrant liabilities	321	—		321	—	720	I	1,041	—		1,041
Deferred revenue	—	—		—	1,049	—		1,049	—		1,049
Finance lease obligations	—	—		—	16,335	—		16,335	—		16,335

Total liabilities	14,066	—		14,066	59,542	(39,997)		33,611	—		33,611

Commitments and contingencies:
Leo’s Class A common stock subject to possible redemption	380,260	(334,239)	A	46,021	—	(46,021)	P	—	—		—
World View’s Series A preferred stock	—	—		—	1,764	(1,764)	K	—	—		—
World View’s Series B preferred stock	—	—		—	13,826	(13,826)	K	—	—		—
World View’s Series C preferred stock	—	—		—	63,379	(63,379)	K	—	—		—
Shareholders’ Equity (Deficit):
Preference shares	—	—		—	—	—		—	—		—
Leo Class A ordinary shares	—	—		—	—	—		—	—		—
Leo Class B ordinary shares	1	—		1	—	(1)	Q	—	—		—
World View Common stock	—	—		—	3	1	K	—	—		—
						(4)	N
New World View Common stock	—	—		—	—	2	N	3	—		3
						1	Q
Treasury stock, at cost	—	—		—	(17)	17	O	—	—		—
Additional paid-in capital	—	—		—	22,488	(25,000)	F	149,901	(2,282)	S	147,619
						13,125	G
						1,013	J
						78,968	K
						26,751	L
						500	M
						2	N
						(17)	O
						46,021	P
						(13,950)	R
Accumulated deficit	(13,950)	—		(13,950)	(139,917)	72	D	(142,345)	—		(142,345)
						(2,500)	L
						13,950	R

Total stockholders’ equity (deficit)	(13,949)	—		(13,949)	(117,443)	138,951		7,559	(2,282)		5,277

Total liabilities, preferred stock and stockholders’ equity (deficit)	$380,377	$(334,239)		$46,138	$21,068	$(26,036)		$41,170	$(2,282)		$38,888

						Assuming No Redemptions			Assuming Minimum Cash
	Leo Historical	Adjustments to Leo Historical	Notes	Leo As Adjusted	World View Historical	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Commitments and contingencies:
Leo’s Class A common stock subject to possible redemption	380,260	(334,239)	A	46,021	—	(46,021)	P	—	—		—
World View’s Series A preferred stock	—	—		—	1,764	(1,764)	K	—	—		—
World View’s Series B preferred stock	—	—		—	13,826	(13,826)	K	—	—		—
World View’s Series C preferred stock	—	—		—	63,379	(63,379)	K	—	—		—
Shareholders’ Equity (Deficit):
Preference shares	—	—		—	—	—		—	—		—
Leo Class A ordinary shares	—	—		—	—	—		—	—		—
Leo Class B ordinary shares	1	—		1	—	(1)	Q	—	—		—
World View Common stock	—	—		—	3	1	K	—	—		—
						(4)	N
New World View Common stock	—	—		—	—	2	N	3	—		3
						1	Q
Treasury stock, at cost	—	—		—	(17)	17	O	—	—		—
Additional paid-in capital	—	—		—	22,488	(25,000)	F	149,901	(2,282)	S	147,619
						13,125	G
						1,013	J
						78,968	K
						26,751	L
						500	M
						2	N
						(17)	O
						46,021	P
						(13,950)	R
Accumulated deficit	(13,950)	—		(13,950)	(139,917)	72	D	(142,345)	—		(142,345)
						(2,500)	L
						13,950	R

Total stockholders’ equity (deficit)	(13,949)	—		(13,949)	(117,443)	138,951		7,559	(2,282)		5,277

Total liabilities, preferred stock and stockholders’ equity (deficit)	$380,377	$(334,239)		$46,138	$21,068	$(26,036)		$41,170	$(2,282)		$38,888

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except share and per share data)

			Assuming No Redemptions			Assuming Minimum Cash
	Leo Historical	World View Historical	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue:
Flight services revenue	$—	$3,010	$—		$3,010	$—		$3,010
Flight services cost of revenue	—	3,308	—		3,308	—		3,308

Gross loss	—	(298)	—		(298)	—		(298)

Operating expenses:
Research and development	—	19,880	—		19,880	—		19,880
Selling and marketing	—	2,939	—		2,939	—		2,939
General and administrative	1,033	13,031	—		14,064	—		14,064
General and administrative expenses - related party	120	—	—		120	—		120
Other operating expenses	—	725	—		725	—		725

Total operating expenses	1,153	36,575	—		37,728	—		37,728

Operating loss	(1,153)	(36,873)	—		(38,026)	—		(38,026)

Other income (expense):
Interest expense	—	(5,149)	4,323	BB	(826)	—		(826)
Interest income	—	118	(102)	CC	16	—		16
Grant income	—	595	—		595	—		595
Gain (loss) on derivative liability	—	5,696	(8,196)	AA	(2,500)	—		(2,500)
Loss on warrant liability	—	(15)	—		(15)	—		(15)
Change in fair value of warrant liabilities	8,983	—	—		8,983	—		8,983
Net gain from investments held in Trust Account	5,328	—	(5,328)	DD	—	—		—

Total other income (expense)	14,311	1,245	(9,303)		6,253	—		6,253

Net income (loss)	$13,158	$(35,628)	$(9,303)		$(31,773)	$—		$(31,773)

Net loss per common share - basic and diluted		$(0.95)			$(0.91)			$(0.91)

Net income per Class A ordinary share - basic and diluted	$0.28

Net income per Class B ordinary share - basic and diluted	$0.28

Weighted average common shares outstanding - basic and diluted		37,642,235			34,982,070			34,757,284

Weighted average Class A ordinary shares outstanding - basic and diluted	37,500,000

Weighted average Class B ordinary shares outstanding - basic and diluted	9,375,000

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination and the other events as if consummated on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 gives pro forma effect to the Business Combination and the other events as if consummated on January 1, 2022, the beginning of the earliest period presented.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs in connection with the Business Combination anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New World View’s additional paid-in capital and are assumed to be cash settled upon the Closing.

2.	Accounting Treatment for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP, with World View as the accounting acquirer and Leo as the accounting acquiree. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of World View issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of World View in future reports of New World View.

World View has been determined to be the accounting acquirer based on evaluation of the following factors:

•	World View stockholders will have the majority of the voting power of New World View;

•	World View will designate a majority of the members governing body of New World View Board;

•	World View senior management will comprise all of the senior management of New World View; and

•	The Surviving Company will be renamed World View, Inc. and the headquarters will remain in Tucson, Arizona.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

A)

Reflects the redemption of 32,924,036 Class A Ordinary Shares, par value $0.0001, of Leo in connection with the Extension Meeting held on January 9, 2023 for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $334.2 million.

B)

Reflects the proceeds of $4.0 million from the issuance of World View Convertible Notes in connection with the Equity Financing, issued subsequent to December 31, 2022, which will be converted to New World View Common Stock in conjunction with the Business Combination.

At or prior to Closing of the Business Combination in connection with the Equity Financing, Leo or World View may enter into an equity or equity-linked financing with gross proceeds of up to $75.0 million, including World View Convertible Notes issued on or after December 1, 2022, of which $4.0 million has already been raised as of the date of this proxy statement/prospectus. In the event the parties raise the maximum $75.0 million in gross proceeds at a purchase price of $8.00 per share of New World View Common Stock, the pro forma results will impact the following:

(in thousands, expect share amounts)	Pro Forma Combined as of December 31, 2022	Equity Financing Adjustments	Pro Forma Combined (As adjusted) as of December 31, 2022
Cash and cash equivalents	22,282	70,995	93,277
New World View Common Stock	3	1	4
Additional paid-in capital	149,901	70,994	220,895
Additional New World View Common Stock outstanding			8,874,375

Assuming no additional redemptions of Public Shareholders, and the entire amount of gross proceeds of up to $75.0 million is raised, the Equity Financing Investors would hold 20.2%, Leo Public Shareholders would hold 10.4%, Leo Initial Shareholders would hold 21.4% and World View Shareholders would hold 48.0% of New World View, respectively.

C)

Reflects the conversion of $0.9 million of accounts payable of World View and $0.9 million of World View’s existing debt related to the unsecured promissory notes as of December 31, 2022 into World View Convertible Notes, which will be converted to New World View Common Stock in conjunction with the Business Combination.

D)	Reflects the proceeds on the repayment of World View’s related party promissory note receivable, which is assumed to be repaid prior to Closing.

E)

Reflects the liquidation and reclassification of $46.1 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general corporate use by New World View, assuming no Public Shareholders exercise their right to have their Class A Ordinary Shares redeemed for their pro rata share of the Trust Account.

F)

Reflects the cash disbursement for the preliminary estimated direct and incremental transaction costs of $25.0 million anticipated to be incurred by Leo and World View in connection with the Business Combination.

G)	Reflects the forgiveness of Leo’s deferred underwriting fees of $13.1 million that was incurred at Leo’s IPO and is recognized as a direct increase to additional paid-in capital.

H)

Reflects the cash disbursement of $5.8 million for the repayment of World View’s existing debt of $4.8 million related to the SVB Loan and $1.0 million related to an unsecured promissory note upon the Closing. For further detail on the terms of the debt, refer to “Note 9—Debt” within World View’s audited financial statements included elsewhere in this proxy statement/prospectus.

I)	Reflects the issuance of a $0.7 million promissory note due to the Sponsor from Leo, which is assumed to convert into New World View Private Placement Warrants upon the Closing.

J)

Reflects the net exercise of certain warrants to purchase World View Common Stock and the net exercise of warrants to purchase World View Preferred Stock that were outstanding and unexercised as of December 31, 2022 immediately prior to Closing. This adjustment reduces the warrant liability by $1.0 million and increases additional paid-in capital by $1.0 million.

K)

Reflects the cancellation and conversion of all 80,241,807 issued and outstanding World View Preferred Stock into 100,059,321 World View Common Stock, par value $0.00001, at the applicable conversion rate immediately prior to the Closing. Each share of World View Preferred Stock is assumed to convert into World View Common Stock as determined by dividing the original issuance price by the conversion price in effect at the time of the conversion.

L)

Reflects the conversion of World View Convertible Notes into World View Common Stock or New World View Common Stock, as applicable, pursuant to the implied conversion rate of $8.00 per share immediately prior to Closing. The total converted principal balance and accrued interest of World View Convertible Notes is $26.9 as of the date of this proxy statement/prospectus. In addition, reflects the assumed loss on derecognition of the derivative liability connected to the World View Convertible Notes, which is recognized as an increase to accumulated deficit of $2.5 million.

M)	Reflects the conversion of World View SAFEs into World View Common Stock pursuant to the conversion rate immediately prior to the Closing.

N)

Represents the issuance of 21,031,106 shares of New World View Common Stock to holders of World View Common Stock at the Closing pursuant to the Business Combination Agreement to effect the reverse recapitalization.

O)	Represents the cancellation of World View treasury stock, pursuant to the Business Combination Agreement.

P)

Reflects the reclassification of Class A Ordinary Shares subject to possible redemption into permanent equity assuming no redemptions and immediate conversion of all 4,575,964 shares of Class A Ordinary Shares into shares of New World View Common Stock on a one-to-one basis in connection with the Business Combination.

Q)	Reflects the conversion of all 9,375,000 shares of Class B Ordinary Shares into shares of New World View Common Stock on a one-to-one basis upon the Closing.

R)

Reflects the elimination of Leo’s historical accumulated deficit of $14.0 million with a corresponding adjustment to additional paid-in capital for New World View in connection with the reverse recapitalization at the Closing.

S)

Represents the cash disbursed under the minimum cash scenario to redeem 224,786 shares of Leo’s Class A Ordinary Shares in connection with the Business Combination at an assumed redemption price of approximately $10.15 per share based on funds held in the trust account as of December 31, 2022.

At or prior to Closing of the Business Combination in connection with the Equity Financing, the parties may enter into an equity or equity-linked financing with gross proceeds of up to $75.0 million, of which $4.0 million has already been raised as of the date of this proxy statement/prospectus. In the event the parties raise the maximum $75.0 million in gross proceeds at a purchase price of $8.00 per share of New World View Common Stock, the pro forma results will impact the following:

(in thousands, expect share amounts)	Pro Forma Combined as of December 31, 2022	Equity Financing Adjustments	Pro Forma Combined (As adjusted) as of December 31, 2022
Cash and cash equivalents	20,000	70,995	90,995
New World View Common Stock	3	1	4
Additional paid-in capital	147,619	70,994	218,613
Additional New World View Common Stock outstanding			8,874,375

In the event the parties raise the maximum $75.0 million of Equity Financing, the assumed amount of Public Shareholders redemptions would be impacted and differ from the presentation above. If Public Shareholders redeem the maximum amount of Class A Ordinary Shares, subject to the Available Closing Acquiror Cash Condition, cash and cash equivalents would decrease by $46.1 million. If all Public Shareholders redeem their shares, the Equity Financing Investors would hold 22.6%, Leo Public Shareholders would hold 0.0%, Leo Initial Shareholders would hold 23.9% and World View Shareholders would hold 53.5% of New World View, respectively.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the year end December 31, 2022 were as follows:

AA)

Reflects the $2.5 million loss on the assumed extinguishment of the World View derivative liability upon the conversion of the World View Convertible Notes and the elimination of the corresponding $5.7 million gain on the derivative liability.

BB)

Reflects the elimination of interest expense on World View’s SVB Loan, unsecured promissory notes, as well as the World View Convertible Notes, as these are assumed to be paid off and converted to New World View Common Stock, respectively, upon the Closing.

CC)	Reflects the elimination of interest income on World View’s related party promissory note receivable, which is assumed to be repaid prior to Closing.

DD)	Represents the elimination of investment income related to investments held in the trust account.

Given World View has an effective tax rate of 0%, no adjustments have been made for pro forma purposes.

4.	Net Loss per Share

Represents the net loss per share calculated using the pro forma basic and diluted weighted average shares outstanding of New World View Common Stock as a result of the pro forma adjustments. As the Business Combination is being reflected in the pro forma condensed combined statement of operations as if the reverse recapitalization had occurred on January 1, 2022, the calculation of weighted average shares outstanding for pro forma basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding as of January 1, 2022, the beginning of the earliest period presented.

The unaudited pro forma condensed combined per share information is calculated under the two assumed redemption scenarios as follows:

	Year Ended December 31, 2022
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Minimum Cash
Numerator:
Net loss	$(31,773)	$(31,773)

Denominator:
World View shareholders	21,031,106	21,031,106
Leo Public Shareholders	4,575,964	4,351,178
Leo Initial Shareholders	9,375,000	9,375,000

Weighted average shares outstanding - basic and diluted	34,982,070	34,757,284

Net loss per share attributable to common shareholders - basic and diluted	$(0.91)	$(0.91)

Following the Closing, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net loss per share for all the periods and scenarios presented because including them would have had an anti-dilutive effect:

	Year Ended December 31, 2022
	Assuming No Redemptions	Assuming Minimum Cash
Private placement warrants (1)	7,146,667	7,146,667
Public warrants	9,375,000	9,375,000
New World View warrants	2,369,564	2,369,564
New World View options	3,583,201	3,583,201

(1)	Includes 480,000 additional private placement warrants from the assumed conversion of the Sponsor Promissory Note at a price of $1.50 per warrant.

INFORMATION ABOUT LEO

References in this section to “we,” “our,” or “us” refer to Leo Holdings Corp. II.

General

We are a blank check company incorporated in the Cayman Islands on September 1, 2020 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. We reviewed a number of opportunities to enter into an initial business combination with one or more operating businesses and entered into the Business Combination Agreement on January 12, 2023. We intend to effectuate the Business Combination using cash derived from the proceeds of the Leo IPO and the sale of the Leo Private Placement Warrants.

IPO and Private Placement

On January 12, 2021, we consummated the Leo IPO of 37,500,000 Leo Public Units, including the issuance of 2,500,000 additional Leo Public Units as a result of the underwriters’ partial exercise of their over-allotment option, at $10.00 per Leo Public Unit, generating gross proceeds of $375,000,000. The securities in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-249676). The SEC declared the registration statement effective on January 7, 2021. Simultaneously with the closing of the Leo IPO, we consummated the sale of 6,666,667 Leo Private Placement Warrants to the Sponsor at a price of $1.50 per Leo Private Placement Warrants, generating gross proceeds of $10,000,000.

Transaction costs amounted to approximately $21.3 million, consisting of $7.5 million of underwriting fees, $13.1 million of deferred underwriting fees and $0.7 million of other offering costs. In connection with the Business Combination, the underwriters of the Leo IPO waived their rights to the deferred underwriting fees.

Following the closing of the Leo IPO on January 12, 2021 and the partial exercise of the underwriters’ over-allotment, an amount of $375,000,000 ($10.00 per Leo Unit) from the net proceeds of the sale of the Leo Public Units in the Leo IPO and the sale of the Leo Private Placement Warrants were placed in the Trust Account, and invested in U.S. government securities, within the meaning set forth in the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by us, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to our shareholders, as described below. See “—Redemption Rights for Public Shareholders upon Completion of the Business Combination.”

Extension of Time to Complete a Business Combination

Prior to the Extension Articles Amendment, Leo’s Amended and Restated Memorandum and Articles of Association required that Leo consummate its initial business combination by January 12, 2023. On January 9, 2023, Leo held an extraordinary general meeting of shareholders to amend its Amended and Restated Memorandum and Articles of Association to extend the date by which Leo must complete its initial business combination (the “Termination Date”) from January 12, 2023 (the “Original Termination Date”) to April 12, 2023 (the “Articles Extension Date”) and to allow Leo, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to six times by an additional one month each time after the Articles Extension Date, by resolution of the Leo Board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until October 12, 2023, or a total of up to nine months after the Original Termination Date. The Leo shareholders approved the Extension Amendment Proposal at the Extension Meeting and, on January 10, 2023, Leo filed the Extension Articles Amendment with the Register of Companies of the Cayman Islands. In connection with the vote to approve the Extension Amendment Proposal, the holders of 32,924,036 Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $334,239,331.

In connection with the Extension Articles Amendment, the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) agreed to make a deposit into the Trust Account of $720,000, in exchange for a non-interest bearing, unsecured promissory note issued by Leo to the Lender. In addition, the Lender will deposit $240,000 into the Trust Account for each additional one-month extension following the Articles Extension Date. After giving effect to the Extension Amendment Redemptions and the deposit of $720,000 by the Sponsor into the Trust Account, as of January 13, 2023, there are 4,575,964 Class A Ordinary Shares issued and outstanding and approximately $47,174,425 in the Trust Account.

On each of April 11, 2023 and May 10, 2023, the Leo Board approved a one-month extension to the Termination Date and $240,000 was deposited into the Trust Account for each such extension.

Effecting a Business Combination

Fair Market Value of Target Business

Pursuant to the NYSE listing rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (net of amounts previously disbursed to management for working capital purposes and excluding the amount of deferred underwriting discounts held in trust) at the time of the execution of a definitive agreement for our initial business combination. The fair market value of the target or targets will be determined by the Leo Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Our shareholders will be relying on the business judgment of the Leo Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the section titled “Proposal No. 1—The Business Combination Proposal—Satisfaction of 80% Test,” the Leo Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of the Business Combination

We are seeking shareholder approval of the Business Combination at the Shareholder Meeting to which this proxy statement/prospectus relates and, in connection with such meeting, holders of Leo Public Shares may redeem their shares for cash. The Public Shareholders will be entitled to redeem their Leo Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Leo Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, subject to certain limitations as described in this proxy statement/prospectus. There will be no redemption rights upon the completion of a Business Combination with respect to the Leo Public Warrants.

Such redemption rights will be effected under the Existing Governing Documents and the DGCL. The Sponsor Holders, Leo and World View entered into the Sponsor Agreement pursuant to which, among other things, the Sponsor Holders have agreed to (i) vote in favor of the Transaction Proposals and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Founder Shares (whether resulting from the transactions contemplated by the Domestication, the Mergers or otherwise) and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination. The Sponsor Holders did not receive any compensation in exchange for this agreement to waive redemption rights.

Limitations on Redemptions

Our proposed Business Combination includes the Available Closing Acquirer Cash Condition that requires the Available Closing Acquiror Cash to not be less than $20,000,000. In the event the aggregate cash consideration we would be required to pay for all Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy the Available Closing Acquirer Cash Condition exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, and all Class A Ordinary Shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness, in order to, among other reasons, satisfy such minimum cash requirements.

Redemption of Class A Ordinary Shares and Liquidation if No Initial Business Combination

The Existing Governing Documents (after giving effect to the Extension Articles Amendment) provide that we have from the closing of the Leo IPO until June 12, 2023 (or up to October 12, 2023 if extended) to complete our initial business combination (“Combination Period”). If we are unable to complete our initial business combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay liquidation expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Leo Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the Combination Period.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within the Combination Period. However, if our Sponsor or management team acquires Class A Ordinary Shares in or after the Leo IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination by the Combination Period.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Governing Documents to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Class A Ordinary Shares if we do not complete our initial business combination within the Combination Period, unless we provide our Public Shareholders with the opportunity to redeem their Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (net of taxes payable), divided by the number of then outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsors, any executive officer, or director, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $591 of proceeds held outside the Trust Account as of December 31, 2022 plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the Leo IPO and the sale of the Leo Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to us and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, the underwriters in the Leo IPO, will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the Leo IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of Leo. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the Leo IPO against certain liabilities, including liabilities under the Securities Act. As of December 31, 2022, we have access to up to $591 from the proceeds of the Leo IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate, and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however we do not believe that such liability would be greater than the amount of funds from our Trust Account received by any such shareholder.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, the Leo Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders are entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the Combination Period; (ii) in connection with a shareholder vote to amend our Existing Governing Documents to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not consummate our initial business combination within the Combination Period; or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination. Public Shareholders who redeem their Class A Ordinary Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we are unable to complete an initial business combination within the Combination Period, with respect to such Class A Ordinary Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of our Existing Governing Documents, like all provisions of our Existing Governing Documents, may be amended with a shareholder vote.

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Facilities

We currently maintain our executive offices at Albany Financial Center, South Ocean Blvd, Suite #507, P.O. Box SP-63158, New Providence, Nassau, The Bahamas. The cost for our use of this space is included in the $10,000 per month fee we will pay to an affiliate of our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.

Periodic Reporting and Audited Financial Statements

We registered the Leo Public Units, Leo Public Shares and Leo Public Warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by our independent registered public accountants.

We are required to evaluate our internal control over financial reporting procedures for the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control over financial reporting procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls over financial reporting. The development of the internal controls over financial reporting of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Leo IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Directors and Executive Officers

Our current directors and officers are as follows:

Name	Age	Position
Ed Forst	62	Chairman
Lyndon Lea	54	President, Chief Executive Officer and Director
Robert Darwent	50	Chief Financial Officer and Director
Lori Bush	66	Director
Mary E. Minnick	63	Director
Naveen Agarwal	55	Director
Mark Masinter	56	Director

Ed Forst, our Chairman, is Chairman, Partner, and member of the Investment Committee at Lion Capital. From November 2017 to August 2018, Mr. Forst served as CEO and Co-CEO (starting in May 2018) of Realty Shares Inc. which filed for chapter 7 bankruptcy protection of July 31, 2020. Mr. Forst previously served as Chief Executive Officer of Cushman & Wakefield from January 2014 to September 2015, leading the commercial real estate firm across more than 60 countries. Prior to this, Mr. Forst was a Management Committee Partner of Goldman, Sachs & Co. where he served as the Co-CEO of Goldman Sachs Asset Management, and before that as the Chief Administrative Officer and Executive Vice President of the firm. Mr. Forst also served as the Chairman of Goldman’s Global Debt Underwriting Committee for seven years. Mr. Forst was also the Executive Vice President and Principal Operating Officer of Harvard University during the financial crisis, as well as Adviser to the Secretary of the Treasury on the Troubled Asset Relief Program (TARP). Mr. Forst sits on the boards of Local Bounti Corporation, The Feinstein Institute of Northwell Health and the Yale School of Management. Mr. Forst has also served on the board of the Harvard Management Company, as Treasurer of Carnegie Hall, and as the Chairman of the Securities Industry and Financial Markets Association (SIFMA). Mr. Forst earned his MBA from the Wharton School of the University of Pennsylvania and his AB in Economics from Harvard University.

Lyndon Lea, our President and Chief Executive Officer, is a founder of Lion Capital and has served as its Managing Partner since its inception in 2004. Prior to founding Lion Capital, Mr. Lea was a partner of Hicks, Muse, Tate & Furst where he co-founded its European operations in 1998. From 1994 to 1998, Mr. Lea served at Glenisla, the former European affiliate of Kohlberg Kravis Roberts & Co., prior to which he was an investment banker in London and New York with Schroders and Goldman Sachs. Mr. Lea graduated with a BA in Honors Business Administration from the University of Western Ontario in Canada in 1990. Mr. Lea has been active in the investment arena for 30 years, 26 of which have been exclusively focused on private equity. Mr. Lea has led the acquisitions of over 30 investments. Mr. Lea also has extensive operating experience having served as interim CEO for AllSaints and having held executive positions in several portfolio investments over his career. Additionally, Mr. Lea has served on several public company boards including Yell plc, Premier Foods and Aber. Mr. Lea currently serves on the board of DMS (NYSE:DMS).

Robert Darwent is our Chief Financial Officer. Alongside Mr. Lea, Mr. Darwent is a founder of Lion Capital where he sits on the Investment Committee and Operating Committee of the firm. Prior to founding Lion Capital in 2004, Mr. Darwent worked with Mr. Lea in the European operations of Hicks, Muse, Tate & Furst since its formation in 1998. From 1995 to 1998, Mr. Darwent worked in the London office of Morgan Stanley in its investment banking and private equity groups. Mr. Darwent graduated from Cambridge University in 1995. Mr. Darwent currently serves on the public company boards of Loungers plc (LON:LGRS) and DMS (NYSE:DMS).

Lori Bush is the former President and Chief Executive Officer of Rodan + Fields, a U.S. manufacturer and Social Commerce company specializing in skincare products, where she served from October 2007 until her retirement in January 2016. During Ms. Bush’s tenure as President and Chief Executive Officer, she led the company from a start-up to one of the largest premium skincare brands in the United States and a valuation of $1.5 billion. With more than 30 years’ experience in the consumer and health care products industries, Ms. Bush was responsible for overseeing the brand’s entrance into the direct selling arena. A seasoned direct selling leader, Ms. Bush previously served from February 2000 to March 2006 as President of the personal care segment of Nu Skin Enterprises, Inc. (NYSE:NUS), a global direct selling company operating in more than 40 markets around the world. During Ms. Bush’s tenure with the company, she acted as a global spokesperson for the brand while leading the marketing, operations and research and development functions. Ms. Bush has also held several leadership positions, from 1993 to 2000, within the skincare franchise of Johnson & Johnson Consumer Products Companies, including Worldwide Executive Director Skin Care Ventures and Vice President of Professional Marketing at Neutrogena. In 2020, Ms. Bush came out of retirement as the co-founder and CEO of Solvasa LLC, a beauty and wellness startup pioneering the concept of Integrative Beauty. Ms. Bush also served as a director of Leo Holdings Corp., a special purpose acquisition company formed for substantially similar purposes as our company and that completed its initial public offering in February 2018. Ms. Bush is also the former chairman of the board of managers of New Avon and a former director of public and private companies in the medical device and consumer health space and currently serves as a director for two privately held consumer products companies. Ms. Bush has a Bachelor of Science in Medical Technology, which she received from Ohio State University in 1978 and an MBA from Fox School of Management at Temple University which she received in 1985 and where she currently serves as Director on the Board of Visitors.

Mary E. Minnick was a Partner of Lion Capital from 2007 until 2017. Previously, Ms. Minnick served in various capacities at The Coca-Cola Company (NYSE:KO), including as Chief Operating Officer of Asia and Global President of Marketing, Strategy and Innovation, from 1983 to 2007. During Ms. Minnick’s tenure at The Coca-Cola Company, she led the strategic planning process for all markets and held direct responsibility for strategic planning, marketing, new product development, product quality, advertising, media, environmental policies, sustainability, research and development, science and regulatory affairs, worldwide packaging and equipment. In Ms. Minnick’s role as Chief Operating Officer of Asia from 2002 to 2005, she was responsible for the management of 30 countries throughout Asia. Ms. Minnick has also served as a member of the board of directors of the global brewer Heineken (AMS:HEIA) from 2008 to 2015 and the consumer packaged food and beverage company WhiteWave Foods Co. (NYSE:WWAV) from 2012 to 2016. Ms. Minnick currently is a member of the board of directors of the Target Corporation (NYSE:TGT), which she joined in 2005. Ms. Minnick also served as a director of Leo Holdings Corp., a special purpose acquisition company formed for substantially similar purposes as our company and that completed its initial public offering in February 2018. Ms. Minnick continues to serve as Chairman of DMS (NYSE:DMS). Ms. Minnick has an MBA from Duke University and a BA in Business from Bowling Green State University.

Naveen Agarwal is currently Chief Market Development Officer for Prudential Financial (NYSE:PRU), a Fortune 50 company with 50,000+ global employees, offering financial products and services and generating more than $50 billion in annual revenue. Previously, Mr. Agarwal served as Prudential Financial’s Chief Marketing Officer from 2019 to 2020, and Chief Customer Officer from 2015 to 2018. At Prudential Financial, Mr. Agarwal created the vision to drive income growth and operational efficiencies across its U.S. and international businesses leveraging digital technology, marketing and data analytics. He has led global brand, digital solutions, customer experience, customer marketing, and data science, and has been the catalyst behind company’s culture change and transformation from product centric to customer centric. Mr. Agarwal mobilized the adoption of technology, personalization, predictive modeling and artificial intelligence at scale, and is now helping the company’s entry into new markets, products, capabilities, and distribution ecosystems. Prior to Prudential Financial, Mr. Agarwal worked for 20 years as a senior executive in several companies in Silicon Valley, most recently from 2012 to 2014 as Chief Executive Officer and Board Director and from 2009 to 2011 as Chief Operating Officer of Pricelock, an online marketplace for large energy buyers and sellers. Mr. Agarwal was instrumental in creating a unique brand in energy markets that helped Pricelock grow to more than a billion dollars in transaction volume. Before that, Mr. Agarwal served from 2006 to 2008 as President of E*Trade Capital Management, where he drove P/L growth via engaging company’s mass-affluent customers, and from 2002 to 2005, as Vice President of Engineering and Product at E*Trade Financial. Mr. Agarwal also served as Vice President, Engineering for Weave Innovations from 1999 to 2002, Vice President of Risk Solutions at SunGard from 1995 to 2001, and spent several years working in various global software development and product management positions in the health care, auto and finance sectors in London, India, and New York. Mr. Agarwal leverages his broad expertise to drive innovation, and seamlessly connect the dots between traditional and new digital economies, modern marketing and customer engagement at scale. Mr. Agarwal also serves as an external board member and advisor for Finovera and Knotch. Mr. Agarwal holds an MBA from Haas School of Business at the University of California, Berkeley and a bachelor’s degree in Computer Science and Engineering from the Indian Institute of Technology, Varanasi, India.

Mark Masinter serves as Chairman of Global Retail, Newmark Retail Services. Mr. Masinter joined Newmark from Open Realty Advisors, an esteemed global retail commercial real estate advisory firm acquired by Newmark in 2022. As Chairman of Global Retail, Mr. Masinter oversees strategic planning and business development for Newmark’s North American and International retail real estate business line. Prior to joining Newmark, Mr. Masinter served as Managing Member and Founder of Open Realty Advisors, establishing the firm in 1987. Under Mr. Masinter’s leadership, Open Realty Advisors consulted and led the store growth and real estate execution strategies of some of North America’s premier consumer brands. As Managing Member of Open Realty Partners, Mr. Masinter led the firm’s principal investment and development endeavors which has resulted in the successful execution of some of the premier retail and mixed-use properties in the U.S. In this role, Mr. Masinter’s primary focus was on design, curation, leasing and capital raising. Mr. Masinter graduated from Avon Old Farms School and received a Bachelor of Political Science degree from Southern Methodist University.

Number and Terms of Office of Officers and Directors

The Leo Board consists of seven members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with NYSE corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on NYSE. The term of office of the first class of directors, consisting of Naveen Agarwal and Mark Masinter, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Lori Bush and Mary E. Minnick, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Lyndon Lea, Ed Forst and Robert Darwent, will expire at the third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the board of directors for any reason.

Pursuant to an agreement entered into concurrently with the issuance and sale of the securities in the Leo IPO, our Sponsor, upon consummation of an initial business combination, will be entitled to nominate one person for election to the Leo Board, as long as the Sponsor holds any securities covered by the registration and shareholder rights agreement.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The Leo Board is authorized to appoint persons to the offices set forth in our Existing Governing Documents as it deems appropriate. Our Existing Governing Documents provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Leo Board. The Leo Board is authorized to appoint officers as it deems appropriate pursuant to our Existing Governing Documents.

Director Independence

NYSE listing standards require that a majority of the Leo Board be independent. The Leo Board has determined that Lori Bush, Mary E. Minnick, Mark Masinter and Naveen Agarwal are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present. Pursuant to the NYSE’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on the NYSE to have our board of directors consist of a majority of independent directors.

Executive Officer and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we paid an affiliate of our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. In addition, our Sponsor, officers and directors, or any of their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by the company to our Sponsor, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of New World View will be responsible for determining officer and director compensation.

Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Leo Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

The Leo Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of NYSE and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of NYSE require that the nominating committee and the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Lori Bush, Mary E. Minnick, Mark Masinter and Naveen Agarwal serve as members of our audit committee. Lori Bush, Mary E. Minnick, Mark Masinter and Naveen Agarwal are independent. Naveen Agarwal serves as chair of the audit committee. Each member of the audit committee is financially literate, and the Leo Board has determined that Naveen Agarwal qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

•

reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

We have established a nominating committee of the board of directors. The members of our nominating committee are Lori Bush, Mary E. Minnick, Mark Masinter and Naveen Agarwal, and Ms. Bush serves as chair of the nominating committee. Under the NYSE listing standards, we are required to have a nominating committee composed entirely of independent directors. Our board of directors has determined that each of Lori Bush, Mary E. Minnick, and Naveen Agarwal are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which will be specified in a charter to be adopted by us, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors. The members of our compensation committee are Lori Bush, Mary E. Minnick, Mark Masinter and Naveen Agarwal, and Ms. Bush serves as chair of the compensation committee. Under the NYSE listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of Lori Bush, Mary E. Minnick, and Naveen Agarwal are independent.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement/prospectus; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is to be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee must consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Leo Board.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF LEO

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

References in this section to “we,” “our” or “us” refer to Leo Holdings Corp. II. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on September 1, 2020. We were formed for the purpose entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Liquidity and Going Concern

As of December 31, 2022, we had approximately $591 in our operating account and working capital deficit of approximately $604,000.

Our liquidity needs had been satisfied through a payment of $25,000 from our Sponsor to cover certain of our expenses in exchange for the issuance of the Founder Shares, a loan of approximately $169,000 from our Sponsor pursuant to a promissory note. We repaid the promissory note in full on January 19, 2021. Subsequent from the consummation of the Leo IPO, our liquidity has been satisfied through the net proceeds from the consummation of the Leo IPO and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us with a Working Capital Loan (as defined herein). As of December 31, 2022 and 2021, there were no amounts outstanding under any Working Capital Loan.

We may need to raise additional capital through loans or additional investments from our Sponsor, an affiliate of our Sponsor, or our officers or directors. Our officers, directors and Sponsor, or their affiliates, may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, reducing overhead expenses, and extending the terms and due dates of certain accrued expenses and other liabilities. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. Based upon the analysis above, management has determined that the above conditions indicate that it may be probable that we would not be able to meet our obligations within one year after the date that the financial statements are available to be issued. In connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have determined that the liquidity condition and mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after April 12, 2023. Our financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or search for a target company, the specific impact is not readily determinable as of the date of the balance sheet. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

Our entire activity from September 1, 2020 (inception) through December 31, 2022 was for our formation, and preparation for the Leo IPO. After the closing of the Leo IPO on January 12, 2021, we began our search for business combination candidates. We will not be generating any operating revenues until the closing and completion of our initial business combination, at the earliest.

For the year ended December 31, 2022, we had a net income of approximately $13.2 million, which consisted of a gain of approximately $9.0 million in change in the fair value of the warrant liabilities and approximately $5.3 million of net gain on the investments held in the Trust Account, partially offset by approximately $1.0 million general and administrative expenses and $120,000 in related party general and administrative expenses.

For the year ended December 31, 2021, we had a net income of approximately $1.6 million, which consisted of a gain of approximately $3.3 million in change in the fair value of the warrant liabilities and approximately $33,000 of net gain on the investments held in the Trust Account, partially offset by approximately $1.1 million general and administrative expenses, approximately $116,000 in related party general and administrative expenses and approximately $426,000 of offering costs associated with issuance of warrants.

Related Party Transactions

Founder Shares

On September 9, 2020, our Sponsor paid $25,000 to cover certain of our expenses in consideration of 10,062,500 Founder Shares. In December 2020, our Sponsor transferred 30,000 Founder Shares to each of our directors and 90,000 Founder Shares in the aggregate to our strategic advisors. Our Sponsor agreed to forfeit up to 1,312,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of our issued and outstanding shares after the Leo IPO. The underwriters partially exercised their over-allotment option on January 12, 2021 to purchase an addition of 2,500,000 Leo Public Units, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result of the expiration of the over-allotment option, 687,500 Founder Shares were forfeited.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Leo IPO, we consummated the private placement of 6,666,667 Leo Private Placement Warrants, at a price of $1.50 per Leo Private Placement Warrant with our Sponsor, generating gross proceeds of $10.0 million.

Each whole Leo Private Placement Warrant is exercisable to purchase one whole Class A Ordinary Share at a price of $11.50 per share. A portion of the proceeds from the Leo Private Placement Warrants was added to the proceeds from the Leo IPO held in the Trust Account. If we do not complete a Business Combination within the Combination Period, the Leo Private Placement Warrants will expire worthless. The Leo Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by our Sponsor or its permitted transferees.

Our Sponsor and our officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of the Leo Private Placement Warrants they hold until 30 days after the completion of the initial business combination.

Related Party Loans

On September 8, 2020, our Sponsor agreed to loan us an aggregate of up to $300,000 to cover expenses related to the Leo IPO pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable upon the completion of the Leo IPO. As of January 12, 2021, we borrowed approximately $169,000 under the Promissory Note. We repaid the Promissory Note in full on January 19, 2021. Subsequent to the repayment, the facility was no longer available to us.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a Business Combination, we will repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Leo Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, we had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date that our securities were first listed on the NYSE, we agreed to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to us commencing with the closing of the Leo IPO. Upon completion of the initial business combination or our liquidation, we will cease paying these monthly fees. We incurred approximately $120,000 and $116,000 in expenses in connection with such services for the years ended December 31, 2022 and 2021, respectively, as reflected in our accompanying statements of operations. As of December 31, 2022 and December 31, 2021, there were $80,000 and $0 outstanding, respectively, and included in the payable to related party in the accompanying balance sheets.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.

Registration Rights

The holders of Founder Shares and Leo Private Placement Warrants (and any Class A Ordinary Shares issuable upon the exercise of the Leo Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon consummation of the Leo IPO. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provided that we would not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

We granted the underwriters a 45-day option from the final prospectus relating to the Leo IPO to purchase up to 5,250,000 additional Leo Public Units to cover over-allotments, if any, at the Leo IPO price less the underwriting discounts and commissions. The underwriters partially exercised their over-allotment option on January 12, 2021 to purchase an additional 2,500,000 Leo Public Units. The remaining unexercised over-allotment option expired at the conclusion of the 45-day option period.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $7.5 million in the aggregate, paid upon the closing of the Leo IPO. In addition, $0.35 per unit, or approximately $13.1 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

On January 9, 2023, we and Deutsche Bank, one of the underwriters in the Leo IPO, entered into an agreement pursuant to which Deutsche Bank waived all rights to its pro rata share of the Deferred Discount (as defined in the Underwriting Agreement, dated January 7, 2021, among us, Credit Suisse and Deutsche Bank). On January 23, 2023, Credit Suisse also waived its rights to receive such Deferred Discount.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the Leo IPO or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF WORLD VIEW

Our Company and Market

World View exists to inspire, create, and explore new perspectives for a radically improved future. We strive to use our demonstrated technology to deliver new perspectives by operating at altitudes within the stratosphere that enable the collection of high-resolution imagery and other unique data sets. We aim to inspire new perspectives through the experiences and content we create from our systems operating within the stratosphere, applying our technology to specific use cases. Finally, we believe we explore new perspectives by researching new payloads and working with customers and partners to understand how they might benefit from the use of our technology, with the goal of saving lives and averting disasters.

We believe World View is positioned to fill a critical gap in the space imaging and analytics ecosystem with offerings that cannot currently be cost-effectively replicated by a UAV, low-earth orbit (“LEO”) satellite or geostationary (“GEO”) satellite.

World View has a demonstrated record of accomplishments in the stratospheric ballooning industry with more than 115 successfully completed stratospheric flight operations as of December 31, 2022, including flights with 4,700kg and 10,000kg payloads. World View is a vetted and trusted stratospheric operator with current and past customer relationships that include the National Aeronautics and Space Administration (“NASA”), National Oceanic and Atmospheric Administration (“NOAA”), certain U.S. Department of Defense units, U.S. Air Force, Sierra Nevada Corporation and many others.

Hexa Research estimates that the remote sensing market (which includes the markets for weather monitoring, energy and power, agriculture, defense and national security, and other commercial sectors) will be approximately $23 billion by 2027, which implies a 9.8% compound annual growth rate from 2020. We believe the large and growing space imaging and analytics market is driven by continued demand for data and analytics (including in international markets), increasingly diverse use cases, government support and advancements in technology. In the market of space imaging and analytics, World View’s offerings supplement existing technologies, including but not limited to satellites and drone services and seek to enhance the space imaging and analytics continuum by operating in the stratosphere.

Over the longer term, future applications of World View’s technologies, as described in more detail in the “Future Capabilities” section below, may allow us to access other areas of the broader space economy. We believe the commercial exploration of space and, in our case, the edge-of-space, represents one of the most exciting and important technological initiatives today. In a report published in March 2019, UBS estimates, based on the 2018 Annual Compendium of Commercial Space Transportation, that the space industry, which includes launch, remote sensing, space tourism and more, will have an estimated value of $805 billion by 2030, which is more than double the relevant market in 2019.

Our Remote Sensing Business

Our remote sensing business model currently consists of dedicated flight services, and we anticipate launching a subscription service to complement our dedicated flight services. Together, these services will comprise our remote sensing services, serving the market for space imaging and analytics.

Customers currently have the option to fly with us through dedicated flight services. We plan an entire year’s worth of flights in advance, which we refer to as “manifests.” These dedicated, scheduled flights enable us to sell specific scheduled flights to customers and their dedicated projects. We maintain a pipeline of potential customer opportunities and align the customer opportunities with manifested (scheduled) flights. We begin to align customer opportunities one year in advance of the manifested flight and finalize with the customer 60 days in advance of the flight. Additionally, we retain flight capacity to respond to urgent needs from customers.

Once a customer has been assigned a dedicated flight, and the customer’s area of interest and requirements are known, the World View operations team designs the launch and flight to meet specified requirements for persistency and duration. Certain flights are dedicated to a single customer’s data collection needs while others accommodate multiple customers. Pricing is determined in advance on a per flight, per week or per month of service basis and adjusted depending on the payload size and the complexity of the service provided. We expect this approach to appeal to our defense and national security customers as well as those customers that have a need for station keeping or long linear infrastructure inspection.

In the future, we expect to offer remote sensing customers the option of accessing our suite of data collection services on a subscription basis, with or without usage-based minimum commitments. We intend to launch a network of Stratollite systems to operate on predefined flight paths where accumulated demand exists. Collected imagery will be analyzed, archived and sold to customers depending on their usage of our services and collected data. We believe this subscription model will appeal to a wide variety of customers with differing needs and budgets, particularly customers who desire a snapshot in time of a particular area. Pricing will be determined based on a combination of factors such as number of images, tasking time, delivery speed, amount of analytics, area of coverage and the exclusivity of the data products. We plan to begin offering our services on a subscription basis, with some or all of the associated operational updates described above, as early as 2024.

World View’s flagship remote sensing product is the Stratollite®. The Stratollite is a highly configurable system that generally consists of a Stratocraft, which is a vehicle of various sizes and shapes that can house a variety of payloads, lifted by a Z-Class (or zero-pressure) high-altitude balloon and an altitude-control (or super-pressure) high-altitude balloon, plus an occasional solar array for long-duration power to the payload.

The Stratollite provides a differentiated high-resolution data set during long-duration balloon flights within the stratosphere with the ability to continually collect such data while in flight. The images provided are higher resolution than those provided by traditional satellites and our process provides data capturing for a relatively longer period of time than UAVs or drones. Further, World View can provide imagery and data at relatively more attractive price points. This imagery and data serve to better inform customers, with the goal of saving lives and averting disasters. We believe our remote sensing services supplement existing technologies, including, but not limited to, satellites and drone services, and seek to enhance the space imaging and analytics continuum by filling, what we believe is an unexploited gap in the market.

With remote sensing from the stratosphere, we can:

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Demonstrate 5-7 centimeter ground sampling distance, which we anticipate has the potential to create a multitude of new use cases, particularly over long distances spanning hundreds of miles, that cannot be replicated by UAVs, drones or satellites today;

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Offer long endurance, persistent coverage (demonstrated at 45 days based on current payload) with preplanned, precise navigation (when coupled with World View’s Mission Planning and Fleet Planning Systems) and continuous orbits to provide an “always there” coverage, which is a unique attribute of World View compared to UAVs, drones and satellites;

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Provide full-motion video recording over broad coverage areas (which is not available from space) with demonstrated 45 days of endurance for a single system (based on current payload) that can provide a chain of custody for data and/or video;

•	Gather data using an expanding range of payload types, including electro-optical, infrared, synthetic aperture radar, radio frequency, hyperspectral plus fusion and data analytics;

•	Deliver on-demand, scheduled, and historical aerial data and analytics;

•	Deploy multiple payloads on a single Stratollite with the combined ease of payload swaps and/or upgrades, without relaunching or scrapping the mission;

•	Allow access to our Stratollite platform to a wide range of customers, including government agencies and commercial enterprises; and

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Sell these services at a price point significantly below the competition where a comparable offering is available, as well as pursue potential opportunities for strategic partnerships, complementing the existing space imaging and analytics infrastructure.

We anticipate a growing demand for our remote sensing services based on our pipeline, which includes serving government and commercial missions. This growing demand is informed through operational nonbinding MOUs from partners and customers such as ColdQuanta, Inc. and Sierra Nevada Corporation. Further description of our current and certain anticipated use cases can be found below:

Current and Certain Anticipated Use Cases

•	National Security and Defense—Current Use Case

Current customers, past customers and MOUs: Sierra Nevada Corporation, US Air Force, a top four U.S. aerospace and defense prime contractor, and a global satellite constellation provider.

New Perspective: Our Stratollite has been developed to focus on duration, station keeping, and industry-leading payload size, weight and power. We believe that our proprietary technology distinguishes the Stratollite from existing technologies, such as drones, satellites, and UAVs, by allowing it to execute upon specific mission parameters that may not be feasible with existing technologies. We believe the Stratollite fills a gap between satellites and UAVs, providing improved resolution relative to satellites. Further, the Stratollite distinguishes itself from satellites and UAVs with its greater persistence compared to both systems, relatively fast turnaround time from concept to flight, and lower absolute cost. The Stratollite can carry a multitude of different payloads, and together with the significant size, weight and power capabilities, allows us to fly multiple payloads simultaneously. All of this enables our system to provide greater contextual information than a single sensor could provide.

Combining payloads, such as a full-motion video camera in the visible spectrum with infrared cameras and a radar system, has the potential to provide situational awareness in all-weather and all light conditions. Unlike existing technologies in the remote sensing market, our Stratollite provides chain-of-custody capabilities. We anticipate that we will adapt our Stratollite capabilities by using a fleet approach where different sensors will be placed on separate vehicles that are flown to execute a mission, representing a future anticipated operational capability. This approach should allow us to meet mission requests that our current Stratollite cannot fulfill.

Potential customers may also elect to combine our technology with existing technologies. For example, a customer may elect to use a traditional satellite for wide-area imaging, and then our Stratollite to take a closer look at a target with five times higher resolution and persistence than the original satellite flight.

Improved Future: We believe that our Stratollite’s permanence of station keeping coupled with high-resolution images can enable evolved mission capabilities for our current and potential customers in the national defense sector. For example, the use of a Stratollite “pattern-of-life” monitoring may improve target-of-interest or person-of-interest analytics, critical to those in the national defense sector. Further, our Stratollite’s monitoring may be used to monitor vehicles, asset movements within infrastructure and account assets. We believe this combination contributes to a radically improved future by enabling more effective threat detection and avoidance.

•	Maritime Surveillance—Anticipated Use Case

New Perspective: The Stratollite is capable of performing maritime awareness missions, such as monitoring of shipping lanes by the use of a camera and an automatic identification system (“AIS”) receiver payload. Our technologies can be integrated with systems (such as Internet of Things (“IOT”) systems) to allow for cargo tracking with added real-time knowledge of the location of cargo.

Improved Future: We anticipate that the benefits of the maritime awareness mission would extend from commerce to security, to law enforcement, to national defense. The tracking of commerce when integrated with IOT systems provides additional data and knowledge of commerce. The combination of the imaging camera and the AIS receiver provides the ability to identify “dark vessels” that may not be using the AIS system as intended. Comparing data collected with the imaging system to the data collected with the AIS receiver provides the capability to find discrepancies that could provide “tipping” in the Tip and Queue system that allows for the identification of suspicious activities.

•	Oil and Gas, Electric Utilities, Mining, and Rail—Current Use Case

Current customers and MOUs: Scepter and a Fortune 500 utility company.

New Perspective: Large infrastructure systems, such as oil and gas, electric utilities and mining, are potentially serviceable in the future with the Stratollite system because the Stratollite can cover large areas and long linear swaths. The navigability of the system, together with imaging payloads (visible, infrared, hyperspectral, etc.), provides the capability to monitor assets as well as detect and measure key information, such as the detection of oil leaks on land and oil spills on water; detection of foliage encroachment around electrical infrastructure (for wildfire prevention); measurement of power line sag (for wildfire prevention); measurement of methane emissions; measurement of surface mineral deposits; tracking of mobile assets; as well as determining the state of infrastructure such as access roads and equipment, particularly after storms. Our current customers leverage certain of these capabilities for asset monitoring in this sector, and we anticipate future customers will be able to leverage additional capabilities as well.

Since potential customers may operate in relatively close proximity to one another, we believe our planned subscription service will allow us to gather information for multiple customers, which is expected to benefit customers as they will be able to receive their required data at lower cost compared to alternatives. We also plan to improve overall utilization of our flights from the subscription service in order to improve margins per flight. For example, we anticipate that utilization for a single flight could exceed 100%, as multiple customers may collect data from a single flight with minimal additional marginal cost to the flight system or operations.

Improved Future: Today, many of these infrastructure monitoring and inspection tasks require individuals to visit the location physically or use drones with limited range, which still require individuals to be in the vicinity to operate the UAVs. The locations can have limited access due to the location or because of a weather event. Stratollites can provide increased frequency or even persistence where needed when the wind conditions are available. As a future use case and capability, monitoring very long distances of transmission lines using electro-optical (“EO”) and dual-band infrared (“IR”) can be employed to provide: line sag measurement; data regarding foliage encroachment and monitoring; as well as hot spot alerting and construction/maintenance monitoring. Additionally, monitoring open pit mines using EO and dual band IR can be employed to provide: material movement calculations; tailing measurements and predictions; vehicle monitoring and counting; and construction/maintenance monitoring. We believe that the affordable monitoring of assets in a shorter timescale can allow for more real-time decisions with respect to assets and where there is potential for ongoing issues.

•	Border and Immigration Control Monitoring—Anticipated Use Case

New Perspectives: Border and immigration control monitoring is needed by essentially all nations, with such monitoring ranging from commerce to national security. Monitoring activities at and near a border provide greater contextual awareness and information required to drive decisions.

Equipping a Stratollite with an electrical optical sensor plus infrared can provide real-time data and up-to-date situational awareness. The full-motion video capabilities add to the overall understanding of patterns of life, and, when coupled with third-party analytics, could provide insight and forecasting opportunities.

Improved Future: The Stratollite’s ability to cover long linear paths (in excess of 500 miles) as well as station-keep, coupled with its flight durations (demonstrated up to 45 days with current payloads), provides a differentiated capability to monitor borders. The system can be coupled with other systems such as satellites and UAVs to provide a broad range of awareness. We believe the Stratollite fills in critical gaps of the other systems with its combination of endurance, navigability and image resolution, as well as lower cost, to identify illicit trafficking, population migration and other border security issues, which could allow for improved real-time decision-making and improved understanding of medium-to-longer-term trends.

•	Wildfire/Bushfire Monitoring—Anticipated Use Case

New Perspectives: Wildfires have become an increasingly frequent problem for many regions around the world. The detection and monitoring of these fires are important to minimize the impact of the fires. The Stratollite system outfitted with imaging payloads, especially infrared, could be a resource in the wildfire prevention effort. Our systems flying over high-risk wildfire regions can provide early-detection functions, monitoring large swaths of land persistently, for identifying small fires, which has the potential of preventing the growing of wildfires.

Improved Future: In the case of larger established fires, the Stratollite is capable of monitoring the progression of the fire through smoke. At night, when wildfire-monitoring aircraft are typically grounded, the Stratollite can provide real-time insight into the state of the fire. Overnight awareness of a fire is particularly valuable as many of the common systems used to monitor a fire are grounded at night for safety purposes. This persistent awareness from the Stratollite can provide information that would better inform the strategies of firefighters in a timely manner.

•	Disaster Management—Anticipated Use Case

New Perspectives: Natural disasters can present distinct challenges in their aftermath. Operating from above 50,000 feet, the Stratollite can provide information on a persistent basis without interfering with other air traffic or being limited by the potential impact on ground infrastructure. The data collected can provide a wide range of information that can be used to respond to natural disasters.

Improved Future: Imagery can be used to create detailed maps of affected areas, including information on land use, topography and infrastructure. This information could be used to identify areas that are most in need of assistance, such as neighborhoods with a high concentration of damaged buildings or roads that are blocked by debris. The persistence allows for a larger swath of area to be covered in shorter times.

The Stratollite system can also be used to monitor the progression of a natural disaster in real-time. For example, a Stratollite can be used to track the movement of a hurricane or flood and predict where the weather will move to next. This information could be used to warn people in affected areas and to evacuate people in the path of the storm.

Additionally, Stratollite imagery can be used to monitor the recovery process and track changes over time. It can be used to track the rebuilding of damaged buildings and infrastructure. This information could be used to inform long-term recovery efforts and to plan for future disasters.

•	Communications—Anticipated Use Case

New Perspectives: A reliable communication network may not be available in areas affected by disasters, in remote locations or for military operations, among other situations. A stratospheric communication infrastructure system can fill a gap on a regional basis where more traditional systems will be too costly to develop or take too long to deploy.

Improved Future: The Stratollite is capable of carrying communication systems with both standard radio frequency equipment as well as newer technologies. For example, the Stratollite is capable of handing the size, weight and power requirements necessary for laser communication terminals. A communication system could benefit significantly from a constellation of Stratollites operating in a region. A constellation provides the ability to cover a wide area, utilizing air-to-air communication and allowing for “over-the-horizon” communication. A LaserComm terminal benefits from little-to-no signal degradation in the stratosphere and can significantly increase the bandwidth for the air-to-air portion of the system. The constellation can also mitigate the effects of non-ideal wind conditions, where the stratospheric network can be repositioned to maximize the overall system performance.

The nature of a stratospheric communications system allows it to be quickly deployed and put into position for long durations when the wind conditions are correct. The Stratollite can be adjusted in the coverage area in real time from a remote operational center. This flexibility can be valuable as the situation on the ground evolves. The Stratollite vehicle—the Stratocraft—can also be equipped with other sensors such as intelligence, surveillance, and reconnaissance cameras to provide an even greater level of functionality for the mission.

In the future, we intend to expand into additional use cases, including smart cities, transportation, ports and waterways, and construction.

Our Competitive Strengths

We believe that our collective expertise, proven business model and patented technology, coupled with the following competitive strengths, will allow us to build our business and expand our market opportunity:

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We have a demonstrated record of accomplishments. As of December 31, 2022, we have completed more than 115 successful stratospheric flight operations, including flights with 4,700kg and 10,000kg payloads over more than 10 years of launches that demonstrate a mature stratospheric flight platform.

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We have patent-protected technologies and differentiated services that are core to a large and growing space imaging and analytics market. Over the past 10 years, we have innovated around our key flight platform features and capabilities, which enable our Stratollite to provide specific resolution, full-motion video and multi-payload capabilities at an attractive price point relative to alternatives in the space imaging and analytics market, such as UAVs, drones and satellites. These features and capabilities include:

•	Disruptive information gathering platform offering dedicated tasking for high-quality imaging for commercial and government customers;

•	Demonstrated images at five- to seven-centimeter ground sampling distance versus 30 centimeters by satellites (continuous imaging per day and full-motion video);

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Patent-protected system design, altitude control for dynamic navigation, allowing for monitoring of long, linear infrastructure over hundreds of miles and station keeping, with demonstrated ability to maintain 40 kilometer radii for ten days with current payloads;

•	Persistent and long-duration flights with demonstrated ability to provide 45 days of continuous flight;

•	A configurable system that allows for a variety of use cases; and

•	Industry-leading size, weight and power allowing our versatile system to accommodate multiple sensors simultaneously.

These capabilities underlie our remote sensing services, which are responsive to increasing demand and a growing number of use cases across the market. We believe our products and services enhance the broader space imaging and analytics market and our patent-protected technologies and differentiated services provide barriers to entry by competitors.

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We provide for launch flexibility with our integrated design and test capabilities. We own and operate our own testing and launch infrastructure, allowing us the capacity and flexibility to accelerate time-to-market and ensure quality, an increasing rate of mission success and a robust consumer experience. For example, in 2022, out of four total planned flights, we successfully completed three of those flights. Aside from impacts from weather systems, we generally have control over our launch timing and frequency because we have a private launch complex in Tucson, Arizona. This facility houses fabrication, assembly, hangar and office space. It is also where we perform ground and test operations.

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We provide a complete end-to-end solution for customers. Customer access to services and data from the stratosphere has traditionally meant relying on multiple suppliers and mission partners. By managing and launching our own vehicles, producing and operating our Stratollites, operating our own launch complexes, sourcing and creating our own components, and, through our partnerships, securing access to a broad ground station network spanning multiple geographies, we believe we occupy a unique niche in the stratospheric economy with a first-mover, dominant position.

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We have a strong pipeline of national security, research and commercial opportunities. We currently are party to nonbinding MOUs with a Fortune 500 utility company and ColdQuanta, Inc. (among others), and a strategic agreement with Sierra Nevada Corporation, a global satellite constellation provider, as described in more detail in the “Our Strategic Partnerships” section below. We expect these opportunities can drive continued advancements in remote sensing services available from the stratosphere across several key industries, filling a critical gap in the existing space imaging and analytics continuum.

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We have a world-class management team. Our management team possesses a valuable combination of deep execution experience, stratospheric ballooning expertise and vision. In addition to their technical knowledge, our team has extensive experience operating and leading companies and a strong track-record of building market-making businesses.

Our Growth Strategies

We are pursuing the following growth strategies:

Further investment in annual flight capacity. We currently utilize an annual manifest of scheduled flights. The manifest enables us to plan to a specific capacity based on our current manufacturing, flight operations and recovery throughput, allowing us to sell specific flights to our customers. Historical flight demand and scaling of our operations also enable us to better predict future flight demand and grow by adding more flights to the manifest for subsequent years. By continuing to invest capital into our manufacturing, flight operations and recovery operations, and following launch of our flight subscription service, we expect to increase the number of flights we can execute on each manifest and improve the utilization and unit economics of our systems.

Continued investment in remote sensing capabilities and services. We continue to invest in and develop next-generation versions of our Stratollite system to improve flight duration, available sensors and data collection equipment, payload capacity and cost effectiveness. We believe such investment will help us address additional use cases within the large and growing space imaging and analytics market.

Launch and grow subscription services model for remote sensing customers. In addition to our dedicated flight services business model, we intend to launch a subscription service for customers through a network of Stratollite systems operating on predefined flight paths where accumulated demand exists. Such imagery will be analyzed, archived and sold to customers who sign up for the subscription service. We expect to be able to competitively price access to such imagery and data based upon tasking time, delivery speed, amount of analytics and overall coverage area, as we can potentially recognize substantial utilization of each flight with minimal marginal costs per incremental customer.

Further penetrating existing geographic markets and expanding to new geographic markets. Our remote sensing business primarily operates within the United States and North America today. As we continue to invest in annual flight capacity, we anticipate we will expand the number of geographies in which we operate. We believe international markets represent a growth opportunity.

Leverage our technology across other potential applications. In addition to space imaging and analytics, we believe our technology can be utilized in the future across space tourism, research and education, and the broader geospatial market. For space tourism, our greater than 1,250 ticket presales as of May 2023 demonstrate the demand for such an experience. For research and education, our technology could be utilized for long-duration atmospheric research or to collect and disseminate weather and chemistry data. Within the broader geospatial market, we believe our existing analytics engine could be used to analyze imagery and data collected from other systems, including UAVs, drones and satellites.

Future Capabilities

In the future, we anticipate that our technologies will be applicable to use cases outside of space imaging and analytics, which use cases represent anticipated future operations. Both a Stratollite and Z-Class Balloon have the potential to lift many different types of vehicles, and we expect to use the scalability and flexibility of this core technology to expand our use cases. For example, we have demonstrated the ability to lift a manned space capsule (uncrewed test) to greater than 100,000 feet. In addition, we have developed avionics and communications systems that work in the low-pressure and low-temperature environment of the stratosphere. Moreover, we have demonstrated carrying research equipment for gathering data and information for scientists, as well as designed-for-space payloads to enable relevant testing of the payload before it is sent into orbit. The above examples demonstrate the utility and expansiveness of our stratospheric balloon technology, and signal future use cases.

The market for space tourism is emerging, and we believe is relatively untapped. To date, private commercial space travel has been limited to a select group of individuals who were able to reach space only at great personal expense. Only a handful of individuals have purchased tickets for space travel and flown successful orbital missions at prices of up to $75 million per trip.

Accordingly, the privatization of human spaceflight has been limited primarily by cost and availability, particularly launch capacity. Prior to the relatively recent privatization and commercialization of the access to space, the technologies necessary to journey to space have been owned and controlled by government agencies focusing on research missions. Because of the high cost of development, among other reasons, historically there has been limited innovation to foster the commercial viability of human spaceflight.

Our potential space tourism solution, referring to our recreational human stratospheric balloon flights, is in the research and development phase. We have not yet planned or conducted any human flights with our stratospheric balloons. We first began development of our space tourism solution in 2013 and have completed design milestones related to systems requirements, integrated baseline reviews and preliminary design reviews. We have also completed several iterations of the functional design and have started detailed designs of the balloon system’s capsule, environmental control and life support system, interior design, balloon lift system and parafoil recovery system. We do not have a target timeline for completing research and development of our potential space tourism solution. We plan to evaluate our development quarterly and do not plan to expend significant resources for development until we are generating sufficient cash flows from our business and have determined our space tourism solution to be commercially viable. However, we continue to pursue FAA regulatory approval of a FAA PART 450 and 460 license to operate as a Commercial Spaceflight Operator. For additional information regarding the risks of our potential space tourism solutions and a discussion of key milestones and hurdles in our potential development of this solution, see “Risk Factors—Risks Related to Our Space Tourism Offerings.”)

While our space tourism solution is still in the research and development phase and may never come to fruition, we have begun a presale process on our website. Our space tourism flights currently cost $50,000 per seat and customers can currently reserve a seat for a $500 nonrefundable deposit. As of May 2023, we have received approximately $1.1 million of nonrefundable deposits for over 1,250 ticket presales. We have allocated seat reservations according to predetermined operations at our envisioned spaceports and have limited presales to the constraints of those operations. Our presales process involves both direct marketing through social media, direct mailing and emailing and digital advertising and ambassador promoted sales, for which we have agreements with over 40 ambassadors to promote ticket reservations.

Customers who reserve a seat do so in accordance with the terms and conditions on our website, which state that we will provide a flight at approximately 100,000 feet above the earth and provide necessary training on the condition that the customer pays the ticket price (minus applicable deposit) within ten days of receipt of notice, which shall be delivered around six months prior to the planned flight. The terms and conditions also reserve our right to make amendments or terminate the agreement in order to comply with applicable laws and regulations and to impose conditions of participation for each passenger. The terms and conditions also limit our obligation to utilizing commercially reasonable efforts to provide the reserved flight and to do so as soon as commercially practical and reserves our right to exercise commercially reasonable discretion to postpone, delay, terminate or alter the flight.

Our Flight Systems

Our Stratollites

The Stratollite is a highly configurable system that generally consists of (1) a Stratocraft element, which is a vehicle of various sizes and shapes that can house a variety of payloads, lifted by (2) a Z-Class (or zero-pressure) high-altitude lift balloon element, (3) an altitude-control (or super-pressure) high-altitude ballast balloon element, plus (4) a ladder element with, in select occasions, a solar array to deliver long-duration power to the payload.

We believe that the main innovation of the Stratollite is its steerability in the stratosphere, enabling point-to-point navigation and persistent flight over a selected area. Stratollites rely on the natural, four-direction winds in the stratosphere for their propulsion. Our mission planning and fleet planning systems provide target altitude inputs to our Stratollite, which enable us to navigate by harnessing the winds to direct the Stratollite to the desired area of interest. Mission planning and fleet planning tools are direct inputs into our system, which enable the Stratollite to react dynamically, controlling the Stratollite’s altitude via the separate zero-pressure and super- pressure balloons, thereby harnessing winds of different directions, enabling the Stratollite to move in the desired direction.

The system is a remotely operated, navigable, uncrewed stratospheric flight vehicle designed and engineered to station-keep over customer-specified areas of interest for long periods of time (demonstrated up to 45 days with current payloads). Stratollites have a payload capacity of approximately 50 kilograms (110 pounds) and 250 watts of continuous solar power to payloads.

Stratollites use proprietary altitude control technology to ascend and descend to altitudes between 45,000 and 75,000 feet in the stratosphere to find winds of various speeds and/or directions, harnessing the natural currents of varying stratospheric winds at different altitudes to provide point-to-point navigation and loitering. The most common practical limitation that we face or expect to face in the future is unpredictable weather at launch sites, which causes our Stratollites’ navigation to be limited by the location and time of year. However, by using historical data and proprietary predictive models, we can analyze, to a certain degree, the probability of experiencing impactful weather conditions in the operational regions when planning flights for our manifests. We use this data to build flexibility into our launch windows, which in some cases allows us to take advantage of alternate flight paths for Stratollites if primary paths are unavailable due to weather systems. Seven to 10 days prior to each targeted launch date, we further narrow our potential operational window by identifying a window for which we forecast at least two to three consecutive weather days that would allow for multiple attempts at launch. The criteria we evaluate includes ground surface conditions for filling of the balloon, balloon launch and stand conditions, cloud cover and airmass moisture, and heavy dew and precipitation chances. In addition to these meteorological criteria, we also have additional flight safety criteria for flight operations that are factored into the decision for launch. Once a Stratollite reaches its operational altitude, it is not affected by certain weather factors, such as wind, and can navigate around areas of significant storm patterns that could encroach upon our operating altitudes. The foregoing description provides common approaches that we use to account for key variables affecting flights in our manifests. However, we often adjust and update our proprietary models depending on customer mission parameters, forecasted near-term flight demand, launch locations and associated weather patterns, remote sensing equipment arrays, and similar factors. We continue to develop our models and systems to gain operational efficiency and flexibility in conducting flight missions.

Image of a mine taken by a traditional satellite

Image of a mine taken by a World View Stratollite

Stratollites also have a remotely steerable parafoil for soft return to ground after missions, enabling the recovery and reuse of certain components in future flights. See “—Our Manufacturing Operations” below. Of our 34 total Stratollite flights as of December 31, 2022, 30 were successfully completed (meaning the flights were not aborted at any time). Of our 34 total Stratollite flights, 32% were revenue-generating with the remainder for non-paying customers (test flights or proof of concept demonstrations that were not revenue-generating).

Z-Class

We also offer traditional, uncontrolled high-altitude balloon flights that drift freely in the stratosphere, without any control of direction of travel, via our Z-Class Balloon. The Z-Class Balloon is designed specifically to ascend to a desired float altitude in the stratosphere. While demonstrations have shown that Stratollites are able to stay within 40 km of an area of interest for 10 days, Z-class systems typically fly for less than one day. The Z-Class system will ascend to its chosen altitude (based on mission requirements) and generally maintain that altitude for the duration of the mission.

While the Stratollite is capable of flying designated pathways, the Z-Class system’s flight is determined by the launch location. The Z-Class system will float with the winds at its chosen altitude, allowing for flight paths to be predicted and a plan for recovery of the payload to occur according to a schedule. Z-Class Balloon flights offer much larger payload capability and higher operating altitude compared to Stratollites. Z-Class Balloon flights also offer the same payload recovery possibilities as Stratollites. The Stratollite and Z-Class are able to accommodate many payload types, as long as they fit within system mass requirements. Of our 44 total Z-Class flights as of December 31, 2022, 30 were successfully completed (meaning the flights were not aborted at any time). Of our 44 total Z-Class flights, 39% were revenue-generating and the remainder were for non-paying customers.

The below table outlines the key differences between our Stratollite and Z-Class balloon systems:

	World View Stratollite	World View Z-Class
Lift Balloon Size	1,000,000 cubic feet	Up to 17,500,000 cubic feet
Operating Altitude	45,000 – 75,000 feet	Up to 140,000 feet
Payload Capacity	100kg	Up to 10,000kg*
Flight Duration	Up to 45 days	Typically < 1 day
Range	Limited primarily by wind speeds (1,000s of km)	Limited primarily by wind speeds (100s of km)
Payload Types	Various (electro-optical, infrared, communications system)	Various (imaging payloads, space capsules, parachute systems, communications systems, methane detection sensors and others)
Navigation Capability	40km Radius for 10 Days	N/A
Total Customer-Driven Flights and Success Rate**	11 flights; 36% success rate (75% success rate for four total flights completed in 2022)	17 flights; 94% success rate

*	The Z-Class’ payload mass limits its maximum operating altitude.
**

For customer-driven flights in the table above, we consider flights that materially met the objective of the mission to be successful. Common causes of flight failure include (i) failure of our altitude control system (which consists of the ballast balloon, ballast balloon subcomponents, and compressor subsystem), (ii) in-

flight anomalies with our internal software, and (iii) leaks of our Zero Pressure lift balloon, which could result in the inability to meet the mission’s endurance or station keeping objectives or inability to demonstrate payload capabilities.

Latex Balloons

Our latex balloons generally operate similarly to the Z-Class system, but are of even smaller payloads (around 10 lbs or less) and shorter durations (usually only a few hours). Latex balloons can reach altitudes of up to 120,000 feet depending on payload mass and balloon size with a range of generally less than 100 kilometers, which is primarily limited by wind speeds. We use our latex balloons for research and development testing of our flight components (such as our new SatCom modem) and for training our personnel. We have successfully completed 54 latex flights, with no flight failures.

Payload Types

Our system can accommodate a variety of payload types. Our most common payload types include (1) electro-optical (“EO”) sensors, which can provide a narrow field of view EO (visible light) sensor or a wide field of view EO (visible light) sensor and (2) dual-band (short-wave and mid-wave) infrared sensors, which can provide a short-wave infrared (“SWIR”) sensor or a mid-wave infrared (“MWIR”) sensor.

Other payload types include millimeter wave (“MMW”) radar, synthetic aperture radar (“SAR”), radio frequency systems and hyperspectral imagers:

•

MMW radar – transmits electromagnetic wave signals that reflects off objects in its path. By capturing this reflected signal, the radar system is able to determine the range, velocity and angle of the objects in its path.

•

SAR – bounces a microwave signal off the Earth’s surface to detect various physical properties by creating a two-dimensional or three-dimensional reconstruction of objects. Potential uses include environmental monitoring, such as oil spills and intelligence and reconnaissance applications. This sensor provides geospatial intelligence applications in substantially all weather conditions (for example, by detecting metal objects such as vehicles and vessels that are not easily picked up by optical or thermal sensors).

•	Radio frequency systems – can be utilized to perform wireless communications or detection of ground-based signals depending on the need.

•

Hyperspectral imagers – combine imaging and spectroscopy into a single system to detect materials and their composition. Potential uses include the detection of aerosols, minerals and soil types, as well as detection of methane leaks.

Video can be streamed from up to three sensors at a time depending on the available download bandwidth, and the payload operator can select the active sensors based on operational needs. These capabilities are combined into a single gimbaled turret, enabling high-resolution observations in both day and night settings. For example, the SWIR sensor provides the ability to see through light cloud cover, smoke, and haze, and performs well in low light conditions, which make these preferred for use cases including, but not limited to, mine monitoring, security applications (such as vehicle monitoring and counting), accounting of assets or construction and maintenance monitoring.

Our Manufacturing Operations

Design, Manufacturing and Testing

We design, manufacture and test our Stratollite and Z-Class flight systems from a dedicated space within our Spaceport Tucson facility. Our manufacturing facilities at Spaceport Tucson are environmentally controlled and include the tools, hardware and specialized electronic equipment required to produce and integrate flight components into the main balloon assembly, as well as sealing and tailoring equipment that enables us to engineer fibers into precise, repeatable components. While we manufacture certain components of our flight systems within our Spaceport Tucson facility, certain components of our flight systems are manufactured by third-party suppliers, as described below. The flight subsystems are quality controlled and tested onsite at Spaceport Tucson as well.

Our Spaceport Tucson facility can currently support a maximum production capacity of 19 flights per year. We believe that the capacity of this facility is sufficient to support anticipated demand over the near term; however, we plan to increase that capacity to 90 flights per year over the long term through investments in automation and additional personnel, subject to availability and sufficiency of capital resources, including from our operating cash flow.

Sourcing of Raw Materials and Supplied Components

Our manufacturing operations depend upon sufficient availability of raw materials and supplied components. While we generally aim to enter into long-term supply agreements with our key suppliers, we currently obtain certain materials and components on a purchase-order basis. In addition, for certain of our existing supply agreements for these raw materials and components, the contracts have minimum purchase conditions regardless of our supply needs.

The key raw materials used in our manufacturing operations include linear low-density polyethylene (“LLDPE”) film for both our ballast balloon and lift balloons, Dyneema® for lift balloon load tape, and rope for ballast balloon tendons. We purchase our LLDPE film from a single-source supplier in the United States in lot sizes to support execution of our flight manifests. We procure our Dyneema® and ropes from large-scale suppliers in bulk to support specific numbers of balloons to support execution of our flight manifest. Our ability to produce our current and future Stratollites and other components of operation also depends upon the sufficient availability of helium, which we secure from a limited number of suppliers.

Most of the supplied components on which we rely are commonly available and manufactured by multiple third-party sources, including batteries and solar arrays. Certain components must be produced according to our design specifications, including, for example, the electronic boards used in avionics and other electronic control systems (such as Guidance Navigation and Control), the solar charger, the main battery, the compressor used for our altitude control system, and the film used in our balloons. We source the compressors used to control the altitude system in the Stratollites from a single-source supplier using individual purchase orders. In addition, we do not manufacture our latex balloons and instead source pre-assembled latex balloons from multiple suppliers.

Certain of the components or subsystems of our Stratollite are reusable (up to a limited number of reuses) after refurbishment and testing, including, for example, the altitude control subsystem, the gondola power subsystem, the gondola avionics subsystem, the decent subsystem, the gondola thermal subsystem, the gondola structure and the payload. Other components, including the balloons, solar arrays and ladders, are designed for one-time use.

Competition

Both the space imaging and analytics market in which we currently operate, as well as the space tourism market into which we may expand, are highly competitive.

Space Imaging and Analytics

In the space imaging and analytics market, we compete against both providers of existing technologies, including satellites and UAVs, which are more established in the space imaging and analytics market, as well as next-generation satellite imagery companies that have developed satellites that are lower cost and smaller in size, which may compete with our Stratollites. Currently, our primary competitors in the space imaging and analytics market are Maxar, which provides optical imagery and remote sensing data through a constellation of space satellites; Planet Labs, which offers a dataset of Earth observation imagery collected through three constellations of space satellites; and TCOM L.P. (Aerostar), which provides air, land and sea surveillance solutions through the use of unmanned aerostats.

Unlike some of our competitors, our technologies are currently limited to operations in the stratosphere, and as a result, we may not be positioned to address all potential customer demands for space imaging and analytics that may be addressed by satellites and UAVs. In addition, some of our competitors, such as Maxar, have been in business longer than we have and offer a broader array of products and services, such as designing and manufacturing space infrastructure. Further, many of our current and potential competitors are larger and have substantially greater resources than we do; they may be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their services, or to offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with our products and services in the future. Any such foreign competitor could potentially, for example, benefit from subsidies from, or other protective measures by, its home country. Finally, certain of our competitors service more industries than we currently do. For example, Planet Labs works across multiple industries, including agriculture, forestry, mapping and civil government.

We believe our ability to successfully compete as a provider of access to data from our flights will depend on several factors, including the price of our offerings, market acceptance of our offerings compared to existing technologies, ability of customers to access mission parameters that fit their specific needs, consumer satisfaction for the experiences we offer, and the frequency and availability of our offerings.

Space Tourism

Our potential future competitors in the space tourism market include companies that offer trips to space using various modes of transportation, including spaceships, rockets and stratospheric balloons. Although we are not currently providing space tourism services, potential future competitors in this market include Virgin Galactic, which plans to offer 90-minute flights to space onboard a spaceship; Blue Origin, which offers 11-minute sub-orbital flights onboard a rocket; and Space Perspective, which will offer 6-hour flights to the stratosphere onboard stratospheric balloons. Many of these potential future competitors are devoting more resources to their space tourism operations than we currently are, and some have already completed space tourism missions.

Sales and Marketing

We sell our remote sensing services through a global business development team that partners with shared technical, mission project management and administrative resources to achieve sales objectives. This team is based primarily in the United States and focuses on government customers, such as the U.S. Department of Defense, NASA, other U.S. government agencies as well as enterprise businesses. The business development team collaborates with customers to understand their data collection needs and collaborate on potential solutions, and then works closely with our engineering team to develop optimal solutions to meet those needs. Given the consolidated nature of our customer base, even as we continue to expand our operations, including internationally, and flight volume, we believe we can continue addressing our market with a lean sales and marketing team. This team also leads customer engagement in the procurement process, assisting with documentation related to the request for information or request for proposal process, as well as detailed customer-specific product configuration. Many of our business development and sales team members have previously worked for government agencies and large institutional space and technology companies. They have in-depth knowledge and understanding of the industry and can draw on a vast network of contacts to support business development. With more than 115 successfully completed stratospheric flight operations as of December 31, 2022, our team has a high level of insight into customer requirements and evolving industry trends, putting us in a strong position to ensure our products and services meet customer needs.

Our marketing and communications team utilizes a multi-channel approach to develop and increase our brand awareness, position and communicate the value of our differentiated offering, develop engaging outbound demand-generation campaigns and build brand affinity. In addition, we incorporate an Earth-first corporate ethos utilizing stratospheric flight to better understand and protect our planet’s ecosystem. This is exemplified, for example, through our partnership with NOAA to fly their Portable Optical Particle Spectrometer to help monitor stratospheric particles, or aerosols, to better understand the baseline conditions that exist within the stratosphere.

The team drives our overall market positioning and messaging across our key audiences and vertical markets, as well as provides strategic go-to-market assessments of use cases that emerge from new product capabilities and the market landscape. The team also employs a multi-channel content strategy to develop brand content for use across our own social media, website and video channels, as well as for use by our strategic partners with whom we have co-marketing arrangements. Our communications team works with targeted industry influencers and media outlets to drive earned media interest through national and niche media channels, further increasing awareness among target decision makers.

Our Employees and Human Capital Resources

As of December 31, 2022, we had 98 employees operating across seven states. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages. We have invested substantial time and resources in building our team. We are highly dependent on our management, highly skilled engineers, sales personnel and other professionals, and it is crucial that we continue to attract and retain valuable employees. We believe the positive relationship we have with our employees and our strong culture of collaboration and innovation differentiate us and are key drivers of our business success. To facilitate attraction and retention, we strive to create opportunities for our employees to grow and develop in their careers. We believe that our employee relations are strong.

Our Clients

Our customers currently fall into four general categories: United States Government (“USG”)—Department of Defense (“DoD”), USG—Civil, Foreign Defense and Security, and Commercial.

United States Government—Department of Defense: Within the U.S. DoD, we have performed a series of demonstration flights for various end users, and there is increased interest and activity with High-Altitude Platforms (“HAPs”) across DoD services. Notably, the Operationalizing of the Stratosphere group in the Office of the Under Secretary of Defense is exploring the various capabilities of stratospheric technologies and assessing their benefit to the military services. The potential of systems operating within the stratosphere is recognized and a variety of mission sets are being planned. Our partnership with Sierra Nevada Corporation provides Stratollite flight services for their United States Government (“USG”) and national security customers, and we believe this partnership is a key component of their government and growth strategy.

Past DoD customer relationships: U.S. Southern Command, U.S. Special Operations Command, Air Force Special Operations Command/Air Force Research Laboratory, Space and Missile Defense Command.

Notable Mission: In July of 2022, we executed a 24-day flight for a DoD customer that included performing a series of Intelligence, Surveillance and Reconnaissance pattern-of-life scenarios specified for the customers, also as station-keeping demonstrations over two areas of interest.

United States Government—Civil: On the Civil side, we have provided services or have current contracts with NASA and NOAA. These missions involve providing flight services for NASA- or NOAA-provided payloads for sensor testing and data collection. NASA has had a long history with stratospheric ballooning and interest continues to grow. We have an Indefinite Duration, Indefinite Quantity contract with NASA through the Flight Opportunity Program office that allows us to quickly bid on different mission sets. These opportunities are often in support of research and educational partners throughout the country. Further, our partnership with NOAA to fly their Portable Optical Particle Spectrometer (“NOAA POPS”) to help monitor stratospheric particles, or aerosols provides us ride-share flight opportunities to better understand the baseline conditions that exist within the stratosphere.

Past Civil customer relationships: NASA (various): Armstrong Flight Research Center, Southwest Research Institute, BSSIP Ltd., Airborne Systems, the Charles Stark Draper Laboratory, NOAA Portable Optical Particle Spectrometer (“POPS”) and Montana State University.

Notable Mission: For the NASA Student Challenge contract, we will create a craft and fly 30 experimental payloads, designed by students, to the stratosphere for a half-day mission planned for summer 2023.

Foreign Defense and Security: The potential opportunities in support of defense and security organizations across the globe continue to come into our focus. For many countries, our system can provide consistent coverage over areas of interest for a longer period of time and at a lower cost than drone or satellite technology, enabling valuable data collection and monitoring to combat illegal border crossings, piracy, drug and human trafficking, and various other security threats. Our partnership with Sierra Nevada Corporation extends to providing Stratollite flight services for their foreign security customers as well, and we believe this partnership is a key component of their foreign security growth strategy.

Notable Mission: In September 2022, we partnered with Sierra Nevada Corporation to fly a 10-day mission for the UK Ministry of Defence to prove capabilities in accordance with their requirements, including flying at specific altitudes and station keeping over two areas of interest. Successful execution of this mission led to a follow-on contract for a two-balloon flight planned for 2023.

Commercial: We have flown missions for a capsule designed to dock with the International Space Station and return to Earth, lifted 5-10 tons of mass to the stratosphere for parachute testing and various other missions for sensor testing and “drop” tests for other re-entry systems. As the commercial space industry grows, we anticipate more requests for flight and drop testing. Additionally, we are under contract to develop a system for a customer to measure methane emissions over oil fields and have engaged other commercial customers in the Electric Utility, Mining and Insurance industries.

Past Commercial customer relationships: A top four defense prime contractor, a top four U.S. aerospace and defense prime contractor, Media Monks, Wieden and Kennedy (KFC), Confidential Commercial Space Company, Night Crew Labs, Smartronix and Orbital Insights.

Notable Mission: In 2018, we supported a commercial space company’s capsule drop test campaign by lifting a 10,000kg capsule under a zero pressure balloon, to approximately 15 kilometers above the Earth so the company could test its re-entry systems.

Our Strategic Partnerships

Our current customer pipeline includes parties that have signed binding strategic agreements, such as Sierra Nevada Corporation, and nonbinding MOUs, including a global satellite constellation provider, a Fortune 500 utility company, and ColdQuanta, Inc. (among others). We expect these partnerships will drive continued advancements in remote sensing services available from the stratosphere across a number of key industries. However, while such MOUs signal potential demand, we have not yet converted these agreements into sales, and we have no assurances that such potential customers will convert into sales. The following is a summary of the key terms of the strategic agreements and MOUs noted above.

Strategic Agreements

In November 2022, we entered into a five-year strategic agreement with Sierra Nevada Corporation to jointly pursue customers and product offerings in the government and intelligence communities. The agreement requires annual minimum flight purchases, which for 2023, specified a $5 million minimum spend, with future year flight commitments to be agreed to amongst the parties. Pursuant to the strategic agreement, in the event that Sierra Nevada Corporation does not meet the minimum agreed-upon for any given year of the five years, Sierra Nevada Corporation has the right to “catch up” and shall not forfeit its deposit so long as it orders the agreed-upon minimum in the subsequent year plus the number of flights committed to but not ordered in the previous year. Pursuant to the terms of the agreement, we will provide our stratospheric system and products, as well as mission planning, launch operations, flight operations, recovery and related capabilities. Either party may unilaterally terminate the agreement for any reason upon 90 days’ notice.

MOUs

In May 2022, we entered into an MOU with a global satellite constellation provider for the development of combined product offerings and solutions sets, including potential applications of their analytics tools to World View’s data set and additional sensor testing to help progress flight readiness of certain hardware.

In June 2022, we entered into an MOU with Fortune 500 utility company for strategic asset monitoring in connection with that company’s unmanned aerial systems fleet. The parties intend to study other capabilities related to existing unmanned aerial systems or other equipment to establish cellular mesh networks in combination with Stratollites.

In September 2022, we entered into an MOU with ColdQuanta, Inc. to fly ColdQuanta, Inc. payloads to develop solutions in support of customer mission requirements, with a view towards combined product offerings, for the DoD and international defense ministries and agencies.

We are continuously exploring potential strategic partnerships, MOUs, co-ventures or other transactions with existing and future business partners to generate additional business, drive growth, reduce manufacturing costs, enter into new markets and further penetrate the markets in which we currently operate. Such strategic partnerships and agreements contain customary representations and warranties and covenants for each of the parties, including, but not limited to, the activities to be performed and the treatment of intellectual property. These agreements are further subject to standard terms regarding termination and extension– typically upon expiration of the initial term or upon sufficient prior notice.

Our Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of copyright, trademark, trade secret laws and patents in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, nondisclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including rights in our proprietary technology, software, know-how and brand.

As of February 28, 2023, we hold 15 U.S. patents and have 15 patent applications or non-U.S. patents. The patents have estimated expiration dates ranging from September 22, 2029 to May 7, 2039. As of December 31, 2022, we own eight registered trademarks in the United States, one trademark application pending in the United States, no registered trademarks in various non-U.S. jurisdictions and no trademark applications pending in various non-U.S. jurisdictions. Our patent protection for our technologies and processes provides barriers to entry.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants, independent contractors and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary technology and confidential information. Our policy is to require all employees, consultants and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property.

Our Facilities

Our headquarters is in Tucson, Arizona, where we lease approximately 142,000 square feet pursuant to a lease with Pima County. The lease provides us with the option to renew for an additional five years, up to four times, for a total of 20 additional years. The lease also includes a purchase option for the facility at a price of $14.4 million. Additionally, the lease allows us to operate on the adjacent land parcel of 16.20 acres, Spaceport Tucson, to launch Stratollites and Z-Class Balloon high altitude balloons. This facility houses fabrication, assembly, hangar and office space.

We launch Stratollites and Z-Class Balloons as well as conduct research and development and design and manufacturing of launch vehicles from a facility called Spaceport Tucson, a facility built specifically for stratospheric ballooning, located at our headquarters. The spaceport is currently owned by Pima County, Arizona and operated by us as the anchor tenant of the spaceport with a 20-year lease contract. We do not own any real property. We believe that our facilities are adequate to meet our current needs. As we expand into markets outside the United States, we expect to lease additional facilities in locations where we experience increased demand, such as Australia and the Middle East.

Government Regulations

Compliance with various government regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur or will incur costs to monitor and take actions to comply with government regulations that are or will be applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, federal and local environmental and land use regulations, export and import control, economic sanctions and trade embargo laws, and restrictions and regulations of the U.S. Department of Transportation, Federal Communications Commission, FAA (Part 101, Part 450 and Part 460), Occupational Safety and Health Administration, and other government agencies in the United States and certain countries around the world as we expand globally. World View will be utilizing United States standards as the baseline for international operations.

See “Risk Factors—Risks Relating to Our Business” for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to government regulations, and see “World View Enterprise’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” together with our consolidated financial statements, including the related notes included therein, for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with government regulations may have upon our business and operations.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from activities in the normal course of business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, cash flows or financial condition. Defending any legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See “Risk Factors—We may become involved in litigation that may materially adversely affect us.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF WORLD VIEW

The following discussion and analysis of the financial condition and results of operations of World View Enterprises, Inc. should be read together with our audited financial statements as of and for the years ended December 31, 2022 and 2021, together with the related notes thereto, included elsewhere in this document. The discussion and analysis should also be read together with the sections “Selected Historical Financial Information of World View Enterprises” and “Unaudited Pro Forma Condensed Financial Information” included elsewhere in this document.

Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “World View,” “we,” “us,” “our” and other similar terms refer to World View Enterprises, Inc.

Overview

We are a Delaware corporation founded on August 30, 2012. We are a leading global stratospheric exploration company headquartered in Tucson, Arizona. We exist to inspire, create and explore new perspectives for a radically improved future. We design, build, manufacture and operate stratospheric or high-altitude balloons, or Stratollites, and have a proven track record of successful stratospheric flights. We have completed more than 115 successful stratospheric flight operations as of December 31, 2022, including flights with 4,700kg and 10,000kg payloads, across more than 10 years of launches.

The global market for data and analytics provided by remote sensing is large and growing. Since inception, we have devoted substantial efforts and financial resources to conducting research and development activities, securing related intellectual rights, raising capital and organizing and staffing the Company. Our collective expertise, proven business and patented technologies, combined with our established stratospheric flight platform and current customer relationships, position us to leverage our business model to scale our business and capitalize on this market.

We fill a key gap in the remote sensing market, and we will be focused on further development of this line of business to drive near-term revenue growth. Our Stratollites loft up a large solar panel and a payload gondola with a steerable parachute for soft return to ground after mission, enabling payload recovery and reusability. Our remote sensing provides for differentiated data collection characteristics, allowing for high-resolution data sets during long-duration balloon flights that continually collect such data from the stratosphere. The images provided are higher resolution than those provided by space satellites and our process provides data capturing for a more prolonged period of time than unmanned aerial vehicles.

Our proven and patented technology is configurable, allowing us to meet a variety of diverse needs of current and future customers. By leveraging our proven technology, we believe our technology provides a remote sensing platform with strong revenue growth potential through a variety of use cases.

Our Business Model

We generate revenue by selling a suite of data collection services provided via our Stratollite flights. To maximize profitability and reduce risk, we generally schedule our flights using a “manifest” approach, where we plan for and schedule Stratollite launches for a 12-month period in advance. Within a manifest, our team forecasts flight demand by collaborating with customers to coordinate flights that fit their timing and data collection needs and parameters. We assess these customer data collection needs and parameters based on signed purchase orders, nonbinding MOUs, and strategic agreements, as further described under “—Dedicated Flights.”

The manifest approach allows us to maximize the number of customers served and utilization per flight in a manner that optimizes for improved margin and potential future profitability. By continuing to invest capital into our manufacturing, flight operations, and recovery operations, we expect to increase the number of flights we can safely and predictably execute on the manifest and promote increased utilization and unit economics of our flights. Also, because we establish the cadence of flights, the manifest approach allows for optimization of our resources and efficient planning throughout our operational processes, including manufacturing capacity, supply needs, flight operations, recovery activities and mission control. We believe the manifest approach also reduces risk, including supply-chain risk, and promotes operational flexibility as we can pivot to meet near-term customer demands within parameters known at such time. While we have limited historical experience expanding our manifests for increasing flight volumes and complexity, we intend to continue optimizing our manifest approach as we grow our customer base and expand our services with our existing customers.

Dedicated Flights

We currently provide data collection services to our customers, and generate revenue, through dedicated Stratollite flights scheduled in advance on our annual manifests. We have historically conducted flight operations under standalone purchase orders from customers that our business development and marketing teams have sourced from our customer pipeline. Once a purchase order is signed, it becomes part of our backlog of revenue to be earned through flight operations designed and operated by us to achieve the data collection requirements specified in the purchase order.

We have also entered into MOUs with certain potential customers, which do not provide for any purchase commitments but set forth frameworks for potential future flight operations for data collection services. We believe MOUs with customers increase the likelihood of future signed purchase orders from customers by providing clearer paths to generating effective strategies and planning approaches for customers. We currently have five MOUs in place and intend to continue pursuing new customers identified as having strong compatibility with our offerings by utilizing MOUs.

From time to time, we may also enter into long-term strategic agreements with customers, including customers with whom we already have MOUs. Generally, these strategic customers have greater requirements in the manifest as they often seek continuous operational coverage or augmentation of alternate existing technologies to expand coverage, creating potentially more visible revenue. We plan to use strategic agreements to outline expectations regarding multi-year continuous flight operations and future minimum order commitments, as well as associated hardware and operational support. Strategic agreements may also include customer mission-specific requirements and identify contractual milestones that must be achieved to meet customer objectives. Currently, we have one strategic agreement in effect, which provides for annual minimum commitments. Such minimum flight purchase for 2023 is $5.0 million, with future year flight commitments to be agreed to among the parties. This agreement, including the minimum commitment, may be terminated at will by the counterparty with 90 days’ notice. See the section titled “Business of World View – Our Strategic Partnerships – Strategic Agreements” for more information regarding this strategic agreement.

Once a customer has been assigned a dedicated flight, and the customer’s area of interest and requirements are known, our operations team designs the launch and flight to meet specified requirements for persistency and duration. Certain flights are dedicated to a single customer’s data collection needs while others accommodate multiple customers. Pricing is determined in advance on a per flight, per week or per month of service basis and adjusted depending on the payload size and the complexity of the service provided. We expect this approach to appeal to our defense and national security customers as well as those customers that have a need for station keeping or long linear infrastructure inspection.

In addition to the above, we offer traditional, uncontrolled high-altitude balloon flights which drift freely, without control of direction of travel, via our Z-Class flight vehicle. The Z-Class vehicle has a much larger payload capability and higher operating altitude compared to Stratollites. Customers pay for data collection services from our Z-Class vehicles by purchase orders.

In 2023, we expect all of our revenue to be generated from dedicated flights.

Subscription Revenue

As early as 2024, we expect to offer remote sensing customers the option of accessing our suite of data collection services on a subscription basis, with or without usage-based minimum commitments. We intend to launch a network of Stratollite systems to operate on predefined flight paths where accumulated demand exists. Collected imagery will be analyzed, archived and sold to customers depending on their usage of our services and collected data. We believe this model will appeal to a wide variety of customers with differing needs and budgets, particularly customers who desire a snapshot in time of a particular area. Pricing will be determined based on a combination of factors such as number of images, tasking time, delivery speed, amount of analytics, area of coverage and the exclusivity of the data products. We plan to begin offering our services on a subscription basis as early as 2024.

Go-to-Market Strategy

Our remote sensing business model is designed to be accessible across a variety of sectors with minimal modifications to the go-to-market strategy. As a result, we believe we can quickly and cost-effectively scale into new market segments, geographies, and categories. For instance, tailoring our remote sensing services for the national security sector provides customers in that sector with customized solutions that meet their unique needs. We can then cost-effectively reconfigure those remote sensing services to fit the unique needs of other sectors, such as oil and gas.

We have identified several key sectors that we will initially target, where there is both demand and commercial viability: Defense and National Security, Weather Monitoring, Energy and Power, and Agriculture. Defense and National Security and Energy and Power sectors are current use cases for our technologies, whereas Weather Monitoring and Agriculture represent anticipated use cases. Sectors are prioritized where there are existing customer relationships, including through MOUs or strategic agreements. These initial sector footholds provide key market entry points that can accelerate market penetration rates for these sectors.

As we consider our go-to-market and scaling strategy, we expect to drive growth from a combination of adding new markets and driving penetration within existing markets. Once we saturate a market (either by geography, sector, or both), we intend to replicate our markets-and-penetration strategy to new markets.

The market expansion rate across regions of operations is illustrative only to show overall planned geographic expansion strategy and may deviate from the annual rate shown due to various factors, including change in management’s expansion strategy and unforeseen delays or challenges.

Key Factors Affecting Our Performance

Our future success and financial performance depend on several factors that present significant opportunities for our business, but also pose risks and challenges, including those discussed in the section titled “Risk Factors.”

Our Ability to Capitalize on a Growing Market

The remote sensing market continues to expand rapidly, driven by high demand for ever-improving data and analytics, broadening of use cases and advancements in technology. According to Hexa Research, the global remote sensing market, within which we operate today, is estimated to be approximately $23 billion by 2027. To successfully scale our business, we plan to expand our global remote sensing business into new market segments, geographies, and industries that stand to benefit from the advantages offered by remote sensing via the stratosphere (i.e., where remote sensing is not optimal or cost-effective with traditional satellite imaging or fixed-wing aircraft monitoring). Our targeted market segments and industries include National Security and Defense (current use case), Energy and Power (current use case), Weather Monitoring (anticipated use case), and Agriculture (anticipated use case). Our future growth will depend on our ability to efficiently deploy our sales and marketing strategies and eventually our flight operations in new geographic markets and market segments. We may require significant additional capital to achieve these expansion goals, including as we continue investing in our technologies and flight operations capabilities, and we expect our results of operations to fluctuate as we make these investments.

Develop Market Acceptance of Stratospheric Remote Sensing

Our Stratospheric balloon-based earth observation assets and technologies are designed to fill a gap between airborne and satellite systems within the remote sensing market. We have designed our technologies to combine resolution, persistence, full motion video and multi-payload capacity at a lower price point than UAVs, drones and satellites to meet increased demand for cost-effective data and analytics and to address expanding use cases in stratospheric remote sensing. It is critical for us to maintain a product leadership position within the remote sensing market and further increase the strength of our brand and reputation to drive growth. To gain market acceptance and customer adoption of Stratollites, we have engaged with key industry leaders to develop strategic partnerships and MOUs that outline collaboration efforts to combine product offerings and solution sets for our customers, initially focusing on the commercial and defense segments. We believe that as we continue to successfully execute our contracts and further expand these strategic partnerships, other customers will more readily accept our value proposition and adopt our technology. We plan to invest in expanding our data collection services and available mission parameters to address more use cases and accelerate usage of our offering across broader customer audiences. Furthermore, development of a subscription-based services market is an important component of our future growth, including improving accessibility of our services to a more diversified customer base through a “land-and-expand” marketing motion.

Customer Concentration

Historically, we have derived the majority of our revenue from a limited number of customers, which we expect will continue in the near term. Attracting new customers is an important factor affecting our future growth and operating results. Our ability to attract new customers will depend on multiple factors, including expanding market awareness and acceptance of remote sensing from the stratosphere, improving our customer success function, maintaining competitive pricing, increasing our sales presence and increasing our marketing investments, and improving our technologies to meet evolving customer demands for flight parameters and data collection objectives. While our objective is to diversify our customer base, we believe that we could continue to be susceptible to risks associated with customer concentration.

Leveraging our Existing Technology and Developing Additional Capabilities

Our technology is payload agnostic, allowing us to tailor our remote sensing activity to meet a wide range of potential customer needs. Our capabilities are supported by a mature, robust and scalable infrastructure and a disruptive information gathering platform that utilizes high-quality imaging. Additionally, we have patent-protected altitude control for dynamic navigation that allows for long-duration flights that can cover long swaths of land or hover over one area for a long period of time. Integral to our future growth is the ability to utilize these technologies to meet the evolving data collection needs of our current and future customers at attractive price points and in a cost-effective manner. Furthermore, continued research and development to support and expand our current commercial capabilities is key to remaining competitive in our markets, which are characterized by precise and evolving customer demands and rapidly changing technology. If we fail to anticipate or respond to technological shifts or market demands, or to timely develop new or enhanced technologies for our remote sensing services in response to the same, it could result in decreased revenue and the loss of commitments to our competitors or competing services. In addition, as we continuously improve our technologies and offering, we anticipate our cost of revenue, operating expenses, and capital expenditures will continue to increase, which may negatively impact our margins and ability to achieve profitability for the foreseeable future.

Improvement of Margins

Our ability to achieve positive margins and improve our margins in the future will depend heavily on our ability to cost-effectively scale our business and improve our flight execution capabilities to increase the number of successful missions. We expect increased volume of business to reduce the cost of our business infrastructure as a percentage of revenue, including through maximizing utilization of each flight. Additionally, continuous innovation and improvement across our business will be a key factor to achieve positive margins. Specifically, we are engaged in the development of more efficient manufacturing, launch and recovery processes to drive down our cost per launch. We expect to improve margins through our subscription service, once launched, which may also cause our revenue and margins to fluctuate from period to period due to varying patterns of customer consumption and adoption trends. Investments we make in our organizational functions to increase cost of revenue efficiencies will occur in advance of experiencing benefits from such investments, and it may be difficult for us to determine if we are efficiently allocating resources within our organization as we continue to invest. Our ability to achieve positive margins could be negatively affected by a variety of factors, including factors outside of control, such as increased cost of materials (including helium) and supply-chain issues. Over the long term, our ability to improve margins will rely heavily on maintaining an effective balance between driving continued growth (including increased flight volume), maintaining our technology leadership, and improving efficiencies across our operations and organizational functions over time.

The Business Combination and Public Company Costs

On January 12, 2023, Leo Holdings Corp. II (“Leo”), Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Leo (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Leo (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”) entered into an Agreement and Plan of Merger (the “Business Combination Agreement”). Upon the terms and subject to the conditions of the Business Combination Agreement, in accordance with the Delaware General Corporate Law, the Delaware Limited Liability Company Act, and other applicable laws, (a) Merger Sub I shall merge with and into World View, with World View being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II, with Merger Sub II being the surviving company of the Second Merger, and as a result of which the Surviving Company will become a wholly owned subsidiary of Leo.

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Leo is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of World View issuing stock for the net assets of Leo, accompanied by a recapitalization. The net assets of Leo will be stated at historical cost, with no goodwill or other intangible assets recorded.

Upon the closing of the Business Combination, it is expected that New World View Common Stock will be listed on the NYSE and trade under the ticker symbol “WVUE.” As our current management team and business operations will comprise the Combined Company’s management and operations, the Combined Company will need to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect the Combined Company will incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Metrics

We monitor the following key financial and operational metrics to evaluate our business, measure our performance, identify trends, develop internal financial and operating plans and make strategic decisions.

Backlog

Our remote sensing backlog represents the future revenues that we would recognize in connection with the completion of all signed contracts and orders that have been entered into by our customers, excluding any customer options for future services that have not yet been exercised. Contracts for launch services and Stratollite builds typically include termination rights that may be exercised by customers upon advanced notice and payment of a specified termination fee. Generally, we expect to recognize our backlog within 12 months of the period end. However, for any longer-term orders or contracts, backlog may project out further than 12 months on the basis of those contractual commitments.

Our management utilizes backlog as an indicator of revenue momentum going into a new fiscal year and as a means of developing internal financial and operating plans forecasts and allocating resources. As of December 31, 2022, our backlog totaled $7.6 million, which represents bookings for contracts to be executed during 2023 that total $7.6 million in future revenue.

Backlog is not necessarily a reliable indicator of revenues derived from our contracts, as services may sometimes be subtracted; contracts may be renegotiated, deferred, canceled and in some cases modified while in progress; flights may be canceled, delayed or aborted; and reduced rates, fines and penalties may be imposed by our customers. In addition, timing of revenue recognized on backlog amounts has in the past been, and may in the future be delayed due to a variety of factors, including flight delays, changes in mission parameters, supply chain shortages or other operational constraints (including due to external events such as the COVID-19 pandemic or the war in Ukraine), or manifest constraints. For the same reasons, fluctuations in backlog amounts across periods may also not be indicative of growth in customer demand for our flights. Furthermore, our contracts are in certain cases terminated without penalty. If there are termination fees, the amount of those fees can be substantially less than amounts reflected in backlog.

Average Customers per Flight

Average customers per flight is calculated by adding the number of customers served on each individual flight completed during a period of time and dividing that sum by the number of total customer flights completed during the time period. This does not include our internal research or training missions. Our customer count per flight may also fluctuate due to acquisitions, consolidations, spin-offs, and other market activity.

This metric is a measure of our ability to manage our flight capacity to optimize the number of customers per flight and improve our flight utilization and, therefore, margins. For the year ended December 31, 2022 and 2021, our average customers per flight were two and four, respectively.

Flights per Quarter (Capacity Indicator)

The number of flights is an indicator of our ability to scale our manufacturing, launch and flight operations to meet planned manifests. Increasing the operational cadence and number of flights is a positive indicator of our ability to scale our manufacturing activities and mission operations in support of future business growth. We define flights per quarter as the number of successful Customer-Driven Flight operations per quarter (“Customer-Driven Flights”), which exclude internal engineering, mission operations training flights and/or business development flights with potential customers.

A successful flight is defined as an operation where we launch a flight system into the Stratosphere for a determined amount of time, to an area of interest that is either dictated by customer requirements or for internal needs, such as training or for engineering tests. We have three main classes of flights: Stratollites, Z-Class and Latex balloon operations. Each of these flights requires different configurations, which will be known ahead of the flight, and is dictated based on derived operational requirements. Stratollites are comprised of an altitude control system for endurance driven and precise navigation mission and are the main source of revenue for the business. Z-Class flights consist of a Zero Pressure Balloon and can have either a gondola that is suspended beneath it with customer payloads or may include our internal equipment. The Z-Class flights are typically designed to operate for less than one day in duration but can operate slightly longer depending on mission requirements. Latex balloons are typically used for training the launch operations team but may also be used for engineering testing purposes. Latex balloons generally operate similarly to the Z-Class system, but are of even smaller payloads (around 10 lbs) and shorter durations (usually only a few hours). However, these are not Customer-Driven Flight operations and are therefore not included in our flights per quarter metric.

We completed sixteen flight operations in 2022 and four in 2021. Of these flights, four were Customer-Driven Flight operations in 2022 and zero were Customer-Driven Flight operations in 2021. This generates an average of one per quarter in 2022 and an average of zero per quarter in 2021.

Non-GAAP Information

In addition to focusing on measurements calculated in accordance with GAAP, management utilizes EBITDA and Adjusted EBITDA, which are non-GAAP measures, to evaluate our operating results. We define and calculate EBITDA as net loss before the impact of interest expense, income tax expense (when applicable) and depreciation and amortization. Adjusted EBITDA further excludes stock-based compensation, interest income, grant income and certain transactions as outlined in the reconciliation below, that management believes are not indicative of our ongoing primary operations.

We present EBITDA and Adjusted EBITDA because we believe they are useful in evaluating our operating performance, as they are similar to measures reported by our competitors and are regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. We also believe that EBITDA and Adjusted EBITDA may be useful to investors because they provide consistency and comparability with past financial performance, so that investors can evaluate our operating efficiency by excluding certain items that may not be indicative of our business, results of operations, or outlook.

EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP.

EBITDA and Adjusted EBITDA should not be considered in isolation from, or as a substitute for results calculated in accordance with GAAP. Our calculations may not be comparable to similarly titled measures of other companies and reconciliations of EBITDA and Adjusted EBITDA.

(in thousands)	Years Ended December 31,
	2022	2021
Net loss	$(35,628)	$(20,824)
Interest expense	5,149	3,515
Income tax provision	—	—
Depreciation and amortization	1,098	888

EBITDA	(29,381)	(16,421)
Stock-based compensation	1,742	2,825
Interest income	(118)	(8)
Grant income	(595)	(100)
Gain on derivative liability	(5,696)	(6,099)
Gain on forgiveness of debt	—	(3,776)
Loss on extinguishment of debt	—	371
Gain on conversion of notes payable	—	(2,682)
Loss on warrant liability	15	9,457

Adjusted EBITDA	$(34,033)	$(16,433)

Business and Macroeconomic Conditions

Our business and financial condition have been, and we believe will continue to be, impacted by adverse and uncertain macroeconomic conditions and events, including higher inflation, higher interest rates, supply chain challenges, banking crises, and fluctuations or volatility in capital markets. We obtain raw materials, sub-systems, helium, capital equipment and other supplies across the country and internationally. Like many other organizations, disruptions in the global supply chain caused by global political unrest and the COVID-19 pandemic have impacted and may continue to impact our procurement processes. We endeavor to mitigate these disruptions by sourcing products from multiple suppliers and increasing our inventory levels where appropriate, particularly on long-lead items.

In particular, prices for helium, which is a key consumable necessary for flight operations, have fluctuated as a result of market shortages due to plant shutdowns. In an effort to mitigate price increases and shortages, we have increased our helium inventory levels and are exploring using hydrogen as an alternative to helium. Hydrogen is more readily available and is significantly less expensive than helium. We may also face pricing pressure from our customers, difficulty executing on our backlog, and longer sales cycles, as customers increase scrutiny on their budgets due to macroeconomic uncertainty. We and our suppliers are also facing inflationary pressures that have generally increased costs and have impacted, and may continue to impact, our margins. Higher interest rates affect the cost of capital and could result in increased interest expense on new debt, or the inability to obtain or refinance debt at a reasonable cost. In addition, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. We cannot be certain how long these uncertain macroeconomic conditions and the resulting effects on our industry, our business strategy, and customers will persist.

Components of Results of Operation

Revenue

Our revenues for the years ended December 31, 2022 and 2021 were derived from dedicated flight launch services. We generate flight service revenue from contracts with customers by facilitating the gathering and delivery of data (imagery and other data collected in the stratosphere). Generally, revenue is recognized over the duration of a flight depending upon when performance obligations are met under the terms of each contract.

Our revenues from period to period can fluctuate significantly depending on when over-time or point-in-time contractual obligations are achieved, and could be affected by flight delays, timing of achievement of performance milestones in our contracts and purchase orders, and supply delays or challenges. We also expect our total revenue to vary from period to period based on, among other things, the timing and size of new customer orders and contracts and performance periods, the rate of customer expansions, our ability to improve flight utilization and increase our number of flights, fluctuations in customer consumption under their contracts and under our planned subscription service, and ramp time and productivity of our sales force.

Cost of Revenue

Cost of revenue consists primarily of direct materials and supplies, direct labor, subcontractor costs, and other direct costs. We also allocate a portion of overhead expenses to costs of revenue, including indirect labor, indirect materials and supplies and depreciation related to flight equipment, manufacturing equipment and the portion of the building utilized for manufacturing and flight operations. Costs of revenue are incurred prior to, during, and after the associated performance obligations have been met.

Research and Development

We conduct research and development activities, including test flights, to enhance and create technologies that augment our product and service offerings and facilitate expansion into adjacent offerings. We expect to explore the application of our proprietary technologies and our capabilities in areas such as design, engineering, composites manufacturing, software and production for other commercial and government uses.

Research and development expense consists primarily of personnel-related expenses, consulting and contractor expenses, validation and testing expense, prototype parts and materials and depreciation expense. We intend to continue to make significant investments in developing new services and enhancing existing offerings. In the near term, our research and development will largely center on remote sensing applications. Research and development expense will vary across periods depending on the number and scope of projects that are in development, validation or testing. While we expect our research and development expenses to continue to increase in absolute dollars as our business grows and we continue to invest in our technology and services, we expect research and development expense to decline as a percentage of total revenue over the long term.

Selling and Marketing

Selling and marketing expenses include costs associated with our selling efforts and activities to create brand awareness. Expenses include personnel costs, payments for services from public relations firms, paid advertisements and costs related to social media campaigns and public media events. We expect our selling and marketing expenses to increase in absolute dollars over time as we continue to grow our customer base and expand within existing customers.

General and Administrative

General and administrative expense consists of costs to maintain our daily operations and administer the business that are not directly attributable to generating revenue or research and development. These consist primarily of personnel-related expenses, information technology, professional services such as legal and accounting, insurance premiums, travel, depreciation and other expenses. General and administrative expense also includes costs associated with maintaining our headquarters. We expect our general and administrative expenses will increase in absolute dollars over time as we continue to invest in the growth of our business and incur costs associated with being a publicly traded company.

Other Operating Expenses

Other operating expenses include other activities not directly related to research and development, selling and marketing or general and administrative, such as gains or losses on the disposal of property, plant and equipment.

Other Income (Expense)

Other income and expenses primarily result from activities that do not relate to our primary operations and include interest expense, interest income, grant income, and gains and losses recognized in conjunction with our financing activities.

Provision for Income Taxes

We are subject to U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

We have net deferred tax assets, gross of valuation allowance, of $32.4 million at December 31, 2022, primarily due to net operating loss carryforwards resulting from historically incurred net operating losses. Our ability to realize future tax benefits related to these assets is largely dependent upon operational profitability, which is uncertain. As a result of this uncertainty, we have established a full valuation allowance, and have not recognized a net provision or benefit for income taxes in either of the 12-month periods ended December 31, 2021 and 2022.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2022 and December 31, 2021

The following table sets forth our statements of operations information for each of the periods indicated:

	Years Ended December 31,
(in thousands)	2022	2021	Increase (Decrease)
Flight services revenue	$3,010	$132	$2 ,878
Flight services cost of revenue	3,308	180	3,128

Gross loss	(298)	(48)	(250)

Operating expenses:
Research and development	19,880	7,499	12,381
Selling and marketing	2,939	3,396	(457)
General and administrative	13,031	9,203	3,828
Other operating expenses	725	—	725

Total operating expenses	36,575	20,098	16,477

Operating loss	(36,873)	(20,146)	(16,727)

Other income (expense)
Interest expense	(5,149)	(3,515)	(1,634)
Interest income	118	8	110
Grant income	595	100	495
Gain on derivative liability	5,696	6,099	(403)
Gain on forgiveness of debt	—	3,776	(3,776)
Loss on extinguishment of debt	—	(371)	371
Gain on conversion of notes payable	—	2,682	(2,682)
Loss on warrant liability	(15)	(9,457)	9,442

Total other income (expense)	1,245	(678)	1,923

Net loss	$(35,628)	$(20,824)	$(14,804)

Revenues

Revenue was $3.0 million in 2022 compared to $132,000 in 2021. The increase in revenue relates to the increase in completed flights and customers in 2022. In both years, revenue was generated by a small number of customers. In 2022, approximately 99% of our revenue was generated by three customers, and in 2021, one customer accounted for 100% of our revenue. The number of launches in 2022 and particularly in 2021 was curtailed predominantly due to economic and other constraints stemming from the COVID-19 pandemic and supply chain shortages.

Cost of Revenues

Cost of revenues increased to $3.3 million for 2022 as compared to $180,000 in 2021. The costs primarily increased due to growth in the number of customers, customer activity and business development activities. In 2022 and 2021, cost of revenues exceeded revenues resulting in a gross loss. The $3.3 million of cost of revenues in 2022 included $1.7 million of direct labor costs, $1.2 million of direct materials and $459,000 of other direct costs and overhead. In 2022, our flights were a combination of dedicated revenue flights and business development flights with potential customers (which are excluded from Customer-Driven Flights).

Research and Development

Research and development expense increased to $19.9 million for 2022 as compared to $7.5 million in 2021, an increase of $12.4 million. The increase in 2022 primarily related to increased contractor costs and additional staffing. In 2021, activity and growth was curtailed due largely to the COVID-19 pandemic.

The $19.9 million of expense in 2022 included $10.0 million related to the use of contractors for engineering and design activities, primarily related to the space tourism business which we expect to deprioritize in the near term. Additionally, we expensed $7.7 million for personnel costs (net of costs allocated to cost of revenue), $0.9 million in materials and $0.6 million for information technology and software. The remaining 2022 expense of approximately $0.7 million relates primarily to depreciation and professional services. Research and development expense of $7.5 million in 2021 consisted of $3.2 million in contractor expense, $3.5 million of personnel costs and $0.8 million of depreciation, professional services and miscellaneous other expense.

Selling and Marketing

Selling and marketing expenses of $2.9 million in 2022 decreased from $3.4 million in 2021. Increased personnel costs of $0.5 million were more than offset by decreased promotional activities and contractors related to space tourism. Promotional activities were reduced in the second half of 2022 as we shifted our focus to remote sensing, which primarily utilizes company personnel for selling and marketing.

General and Administrative

General and administrative expenses of $13.0 million in 2022 increased from $9.2 million in 2021, an increase of $3.8 million. The increase was driven by overall growth in the business as well as costs related to preparation to become a public company. Of this increase, $1.6 million relates to net increased personnel associated with building our corporate infrastructure. Within personnel costs, salaries and other cost increases of $2.7 million were offset by a $1.1 million decrease in stock-based compensation as a result of restructuring our employee stock option plan in 2021. We also had year-over-year increases of $1.1 million, $409,000 and $357,000 related to contractors, professional and legal services, and information technology, respectively, in 2022 compared to 2021.

Other Operating Expenses

In 2022, certain equipment was damaged during flight operations, resulting in a loss on disposal.

Other Income (Expense)

Other income and expenses resulted in net other income of $1.2 million in 2022 and net other expense of $0.7 million in 2021. Other income and expense were comprised of the items below:

	Years Ended December 31,
(in thousands)	2022	2021	Increase (Decrease) 2022 versus 2021
Other income (expense)
Interest expense	$(5,149)	$(3,515)	$(1,634)	a
Interest income	118	8	110	b
Grant income	595	100	495	c
Net gains related to financing activities	5,681	2,729	2,952	d

Total other income (expense)	$1,245	$(678)	$1,923

a.	Interest expense is comprised primarily of interest expense on our debt and our finance lease. The increase in 2022 compared to 2021 related to the issuance of new convertible notes in 2022.
b.	Interest income increased due to the issuance of a related party note receivable.
c.	Grant income is comprised of research and development tax credits. The increase was due to the timing of filings and cash collections.

d.	Amounts are related to financing activities. See financial statements and accompanying notes for additional information.

Liquidity and Capital Resources

Overview

Since inception, we have devoted substantial efforts and financial resources to conducting research and development activities, securing related intellectual rights, raising capital and organizing and staffing the Company. As a result, we have incurred significant operating losses since inception. As of December 31, 2022, we had an accumulated deficit of $139.9 million and net loss for the year ended December 31, 2022 was $35.6 million.

Our ability to continue as a going concern is dependent on raising capital and ultimately achieving profitable operations. If adequate funds are not available, we may be required to curtail, delay, or eliminate some planned activities, or raise additional financing to continue to fund operations. As such, due to our current cash position and the other factors noted above, these conditions raise substantial doubt about our ability to continue as a going concern.

Liquidity Requirements

Our primary requirements for liquidity and capital are for investment in new offerings and technologies, the expansion of facilities, working capital, inventory, debt service and general corporate needs. We expect our operational expenditures to increase for the foreseeable future in connection with ongoing and future activities. Specifically, expenditures will increase as we:

•	expand our remote sensing business, including scaling up of existing facilities to accommodate more frequent and diverse flight offerings,

•	continue to invest in research and development activities to advance the development of our technologies, and

•	incur additional expenses associated with transitioning to, and operating as, a public company.

Our current and ongoing liquidity requirements will depend on many factors, including: our launch cadence, the timing and extent of spending to support additional development efforts, the introduction of new and enhanced offerings, the continuing market adoption of our offerings, the timing and extent of additional capital expenditures to invest in manufacturing facilities and additional spaceports. In addition, we may, in the future, enter into arrangements to acquire or invest in complementary businesses, business offerings and technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

Sources of Liquidity and Going Concern

We have funded our operations with proceeds from sales of preferred stock, convertible promissory notes and, to a lesser extent, bank debt. To continue as a going concern, we anticipate funding our near-term operations through the sale of equity securities, debt financing or other capital sources. If adequate funds are not available, we may be required to curtail, delay, or eliminate some of our planned activities, or raise additional financing to continue to fund operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred operating losses and negative cash flows from operations since inception. For the years ended December 31, 2022 and 2021, the Company incurred a net loss of $35.6 million and $20.8 million, respectively, and had negative cash flows from operations of $26.1 million, and $11.6 million, respectively. As of December 31, 2022, and 2021, the Company had a stockholders’ deficit of $117.4 million and $83.6 million, respectively.

These factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional funds and implement our strategies, such as executing additional licensing contracts. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Our cash as of December 31, 2022 is nominal. We believe that gross funds expected to be raised in connection with the Business Combination and the Equity Financing and payments from customers will be sufficient to meet our working capital and capital expenditures for at least the next 12 months. We believe we will meet longer-term expected future cash requirements and obligations through a combination of cash flows from operating activities, available cash balances, and potential future equity or debt transactions. Our future capital requirements will depend on many factors, including our rate of customer growth and usage of our services, our research and development activities, macroeconomic factors such as inflation and supply chain challenges, our ability to achieve efficiencies in our operating costs, and our growth initiatives. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued business innovation, we may not be able to successfully execute our business plan, which would harm our business, operations and financial condition.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing.

Subsequent to December 31, 2022, we have received cash proceeds of $4.0 million from the issuance of convertible notes that mature December 31, 2024 and bear interest at 4.0% per annum. The notes have substantially similar terms as the 2022 Series A Notes described below. Of the total proceeds, $1.9 million were from an affiliate of Leo.

Contractual Obligations

Bank Loan

On September 12, 2016, we entered into a loan and security agreement with SVB. Subsequently, this agreement was amended several times, including the most recent amendment and restatement in November 2021, at which time the principal amount outstanding was $3.2 million. We received an additional $1.8 million of cash proceeds at the time of the amendment, bringing the total balance to $5.0 million. Terms of the amended agreement require 30 equal principal payments of $166,666.67 from July 2022 through December 2024. In addition to the principal payments, the current loan agreement requires monthly interest payments based on the higher of (1) current prime interest rate plus a margin of 1.25% or (2) 4.5%.

We must comply with certain financial and non-financial covenants, including maintaining an exclusive banking relationship with SVB, holding a minimum balance in cash accounts and submitting monthly compliance reporting. As of December 31, 2022, we were not in compliance with the minimum balance requirement, and our monthly compliance reports had not been submitted on a timely basis.

As of December 31, 2022, we have past due principal payments totaling $0.8 million. The past due amounts constitute an event of default and SVB may declare the entire loan immediately due and payable. As such, all amounts due under this loan are included in the current portion of debt in the balance sheet. We remain in discussions with SVB regarding payments of past due principal amounts.

On March 13, 2023 the California Department of Financial Protection & Innovation declared SVB insolvent and appointed the FDIC as receiver. The terms and conditions of the term loan and related warrants remain unchanged.

Unsecured Promissory Notes

During the year ended December 31, 2022, we entered into $1.9 million in unsecured promissory notes, all of which were outstanding as of December 31, 2022, including a note for $1.0 million that was due in 2022 and had not been paid. The $1.0 million note bears interest at 10% per year. We are currently working on restructuring this debt. The remaining notes bear interest at 5% and are due to the noteholders upon demand; however, these notes are expected to be converted into convertible debt before the Closing.

Convertible Promissory Notes

We have convertible promissory notes outstanding at December 31, 2022, with a total principal amount of $20.4 million. The convertible promissory notes were issued in two series: the Series A Notes (the “2022 Series A Notes”) mature on December 31, 2024 and bear interest at 4.0% per annum. The Series B Notes (the “2022 Series B Notes”) mature on December 31, 2024 and bear interest at 6.0% per annum. The 2022 Series A Notes and the 2022 Series B Notes also specify that upon completion of an equity financing (a “Series A and B Qualified Financing”), the outstanding principal amount and accrued and unpaid interest automatically convert into equity securities sold in the 2022 Series A and B Qualified Financing at a conversion price equal to the lower of:

•	Cash price paid per share for the equity securities by the investors in the Series A and B Qualified Financing multiplied by 0.80; or

•	In the case of the 2022 Series B Notes: the quotient of dividing $150.0 million by the number of outstanding shares of common stock immediately prior to the transaction on a fully diluted basis.

These convertible notes also contain a change of control put option, whereby in the event the Company consummates a change of control while the convertible notes are outstanding, the Company would repay the holders an amount equal to the outstanding principal amount of the convertible notes, plus any unpaid accrued interest on the original principal.

In the event the 2022 Series A and B Notes are outstanding when the Company closes a merger with a Special Purpose Acquisition Company (a “SPAC,” and a “SPAC Merger”), including the Business Combination, the principal balance of the 2022 Series A Notes and any accrued interest will convert automatically into common shares of the SPAC at a conversion price equal to the deemed price per share of the publicly traded common stock of the SPAC multiplied by 0.80 (the “SPAC Conversion”).

Furthermore, in the event of the Company completing an initial public offering or a direct listing of the Company’s common stock on a national securities exchange, the 2022 Series A Notes and 2022 Series B Notes will convert in full into common stock at the initial public offering price or 80% of the direct listing price.

Lease Obligations

On January 1, 2023, we entered into a new lease with Pima County for our office and manufacturing facility (the “2023 Pima County Lease”). The 2023 Pima County Lease replaces the existing lease which had been entered into in 2016 and subsequently amended. The new lease includes an initial term of five years, followed by four, five-year optional renewal terms. Base rent for the first year is $1.0 million and increases 2.5% each year for the initial term. Base rent for the first year of each renewal term will be based on the fair market rent as determined by a third-party appraiser. Each subsequent year of a renewal term, base rent will increase by 2.5%.

Subject to the exercise of options and payment of fees within the first 24 months following the effective date, the 2023 Pima County Lease also includes a purchase option for the facility at a price of $14.4 million as well as a right of first refusal for approximately six acres of unimproved real property adjacent to the leased property. As a condition to the lease and purchase, we are required to maintain specified levels of employment at the facility.

Cash Flow

Summary

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
(in thousands)	2022	2021
Net loss	$(35,628)	$(20,824)
Adjustments to reconcile net loss to net cash used in operating activities	1,178	3,153
Changes in operating assets and liabilities	8,316	6,074

Net cash used in operating activities	(26,134)	(11,597)
Net cash used in investing activities	(1,626)	(2,976)
Net cash provided by financing activities	18,819	23,532

Net change in cash and cash equivalents	$(8,941)	$8,959

Cash Flows from Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was $26.1 million, consisting of a $35.6 million net loss, adjusted by $1.2 million in net positive non-cash charges and an $8.3 million net change in operating assets and liabilities. Non-cash adjustments increasing cash included $3.4 million in amortization of deferred financing costs and discount on the convertible promissory notes, $1.7 million of stock-based compensation expense, $1.1 million of depreciation expense and a $0.7 million loss on the disposal of property and equipment. These non-cash adjustments increasing cash were largely offset by a $5.7 million non-cash gain on the derivative liability.

The $8.3 million net increase to cash resulting from balance sheet changes was driven by increases of $8.2 million in accounts payable, $1.1 million in accrued expenses and $0.9 million in deferred revenue. The increases in accounts payable and accrued expenses resulted largely from delayed payments to vendors. Balance sheet changes that reduced operating cash included $0.6 million related inventory and increases of $0.5 million each in prepaid expenses and deferred cost of revenue.

Net cash used for operating activities of $11.6 million for the year ended December 31, 2021 resulted from a net loss of $20.8 million, adjusted by $3.2 million of net positive non-cash adjustments and a net increase of $6.1 million related to changes in operating assets and liabilities. Non-cash items increasing cash included $2.8 million of stock-based compensation expense, $0.9 million of depreciation expense, $2.1 million in amortization of deferred financing costs and discount amortization related to the convertible promissory notes and a $9.5 million loss on warrant liability. Non-cash gains reducing cash from operating activities include $3.8 million in forgiven paycheck protection loans, and $2.7 million of gains related to the conversion of notes payable as well as a $6.1 million gain on the related derivative liability.

The $6.1 million increase in operating cash due to changes in balance sheet accounts was primarily related to a $5.0 million increase in accrued expenses and other liabilities and a $0.5 million increase in deferred revenue. Of the increase in accrued expenses, $3.5 million resulted from cash received from an investor in advance for the purchase of convertible notes.

Cash Flows from Investing Activities

Cash used in investing activities for the years ended December 31, 2022 and 2021 was $1.6 million and $3.0 million, respectively. The 2022 investing activity related to the purchase of property and equipment, compared to $0.7 million in purchases of property and equipment in 2021. In 2022, we resumed investment in infrastructure that had been curtailed for much of 2021 as a result of the COVID-19 pandemic. The remainder of cash used in investing in 2021 relates to the issuance of a related party promissory note. We also acquired $1.9 million of property and equipment that we have not yet paid for and which we expect to be an investing cash outflow in 2023.

Subject to the timing and availability of financing, we expect increasing levels of investment in property and equipment in the near term to support the growth of our business.

Cash Flows from Financing Activities

For the year ended December 31, 2022, cash provided by financing activities of $18.8 million consisted primarily of $16.7 million received in conjunction with the issuance of convertible promissory notes, net of debt issuance costs. Additionally, we received $1.9 million related to unsecured promissory notes and $0.5 million for simple agreements for future equity.

Cash provided by financing activities for the year ended December 31, 2021 of $23.5 million was primarily derived by the issuance of preferred stock of $20.6 million, the issuance of convertible promissory notes of $4.9 million and the issuance of other long-term debt of $6.9 million. Cash used in financing activities primarily consisted of repayment of long-term debt of $5.3 million and repayment of convertible promissory notes of $3.3 million.

Critical Accounting Estimates

We believe that the following accounting policies and estimates involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this proxy statement/prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We generate flight service revenue from contracts with customers by facilitating the gathering of data using our remote sensing services. The services include launch, flight, and delivery of a flight data report. For flight service contracts, we generally recognize revenue over the duration of the flight, depending upon when performance obligations are met under the terms of each contract. Significant management judgment is required to determine the appropriate timing of revenue recognition based on the launch date and duration of the flight.

Cost of Revenue

Costs of revenue for flights are incurred prior to, during, and after the performance obligations have been met and are expensed over the expected duration of the flight, or as of a point in time, depending upon when the associated performance obligations are met under the terms of each contract. Cost estimates are based on contract terms, historical performance trends and other cost projections. Significant factors that influence these cost estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. Cost estimates on significant contracts are reviewed on a periodic basis, or when circumstances change. Profitability from a particular contract may be affected to the extent that estimated costs to complete are revised, delivery schedules are delayed, performance-based milestones are not achieved, or progress is otherwise impeded. Our historical cost estimates have significantly differed from actual cost of revenues given we remain in early stages of commercial operations and continue to gain experience in planning for and executing flight operations. Also, variances between cost estimates and actual cost of revenues were experienced due to macroeconomic impacts, including the lingering effects of the COVID-19 pandemic. As we continue to operate and gather data regarding actual costs of flights, we expect our estimates to become more reliable.

During the year ended December 31, 2022, 100% of our revenues were from fixed-price contracts. Under fixed-price orders, we agree to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. Cost estimates on significant contracts are reviewed on a periodic basis, or when circumstances change. Provisions for anticipated losses on contracts are recorded in full when such losses become evident, to the extent required.

When costs to meet future customer performance obligations are incurred, the costs are deferred if all the following conditions are met.

a.	The costs relate directly to a contract or an anticipated contract that can be specifically identified;

b.	The costs generate or enhance Company resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

c.	The costs are expected to be recovered.

Leases

We determine if an arrangement contains a lease at inception. We are required to use estimates and judgments in the determination of lease assets and liabilities. Key estimates and judgments include lease discount rate, lease term and fixed lease payment. When an implicit rate is not present in a lease, we use our incremental borrowing rate based on the information available at commencement date to determine the present value of our lease. In the determination of lease term, we include options to extend or terminate the lease when it is reasonably certain that we will exercise that option in the measurement of our right of use assets and liabilities. Fixed payments include all consideration exchanged for the right to use the underlying leased assets that are explicitly stated in the lease contract. Currently we have one lease with a lease term more than 12 months at inception.

Lease classification, as well as the amount and duration of lease expense is affected by the key estimates and judgments described above. For example, a higher or lower incremental borrowing rate could significantly reduce or increase the present value of the lease payments, respectively, and consequently could affect lease classification and the recorded amount for lease assets and liabilities. Similarly, management’s determination of which renewal options are reasonably certain to be exercised are a significant factor in assessing lease classification and the initial and subsequent amounts recorded for lease assets and liabilities.

As of December 31, 2022, we had one finance lease recorded on our balance sheet with a liability of $16.6 million and a corresponding right of use asset, net of accumulated depreciation and amortization, of $13.1 million. This lease is for our office and manufacturing facility and is classified as a finance lease.

Fair Value of Common Stock

Due to the absence of an active market for our common stock, and in accordance with the American Institute of Certified Public Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the fair value of our common stock is estimated by our board of directors based on current available information and after exercising reasonable judgment. This estimate requires significant judgment and considers several factors, including:

•	independent third-party valuations of our common stock;

•	estimated probabilities of future liquidation scenarios;

•	projected future cash flows provided by management;

•	guideline public company information;

•	discount rates;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	U.S. and global capital markets conditions; and

•	expected volatility based on comparable public company stock performance over the time period being measured.

Probability weightings assigned to potential liquidity scenarios were based on management’s expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation. In the most heavily weighted scenarios, the enterprise valuation was calculated using a valuation approach based on an income approach analysis with an option pricing model to determine the amount of aggregate equity value allocated to our common stock. The first of these scenarios assumed our estimated qualified financing transaction will occur in approximately three months. In the second scenario, the enterprise valuation was calculated assuming our estimated qualified financing transaction will occur in approximately two years.

In all scenarios, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common shares. A DLOM accounts for the lack of marketability of shares that are not publicly traded.

Application of these approaches and methodologies involves the use of estimates, judgment and assumptions that are complex and subjective, such as those regarding our expected future revenue, expenses, operations and cash flows, discount rates, industry and economic outlook, and the probability of and timing associated with potential future events. Changes in any or all estimates and assumptions or the relationships between those assumptions impact our valuations as of each relevant valuation date and may have a material impact on the valuation of our common stock. Estimates of the fair value of the common stock are used in the measurement of stock-based compensation awards, convertible promissory notes, derivative liabilities, and warrant liabilities. Following the Business Combination, it will not be necessary to determine the fair value of our business as the New World View Common Stock will be publicly traded.

Stock-based Compensation Expense

We account for the measurement and recognition of compensation expense for all stock-based payment awards based on estimated fair values. To estimate the fair value of options granted, we use the Black-Scholes option-pricing model. We use the straight-line single-option method to recognize stock-based payment awards. Assumptions used to value the equity awards include the following:

a.

Fair value per share of common stock—We are a privately held company with no active public market; as such, the calculation of the fair value per share of common stock is highly subjective in nature and involves a large degree of uncertainty as described above under “Fair Value of Common Stock Valuation.”

b.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

c.

Expected term—The expected term of the options is based on the simplified method, which takes into consideration the grant’s contractual life and vesting period and assumes that all options will be exercised between the vesting date and the contractual term of the option which averages an award’s vesting term and its contractual term.

d.

Expected volatility—As we are not publicly traded, expected volatility is estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. Selected comparable companies possessed characteristics similar to our own, including enterprise value, risk profiles and position within the industry.

e.	Expected dividend—We have not declared common stock dividends and do not anticipate declaring any common stock dividends in the foreseeable future.

Derivative Liability

The convertible promissory notes include embedded redemption features which are bifurcated and valued based on an income approach that identifies cash flows using a “with-and-without” valuation methodology. The inputs used to determine the estimated fair value include the probability of underlying events triggering the embedded derivative occurring, estimated borrowing rates, and estimated conversion dates.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Changes in these factors may cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to the following risks. Failure to mitigate these risks could have a negative impact on revenue growth, gross margin and profitability.

Interest Rate Risk

Cash and cash equivalents consist solely of cash held in depository accounts and as such are not affected by either an increase or decrease in interest rates.

We are exposed to interest rate risk through our Bank Loan. The Bank Loan bears interest based on the higher of (1) current prime interest rate plus a margin of 1.25% or (2) 4.5%. The balance of the Bank Loan at December 31, 2022 was $4.8 million. A hypothetical 100-basis-point increase in interest rates would affect our interest expense on this loan by less than $50,000.

Credit Risk

We are subject to credit risk with respect to our cash and cash equivalents for those amounts in excess of the FDIC insured amounts of $250,000 per depositor, per insured bank. The Company’s sole financial banking institution, SVB, was declared insolvent and the FDIC was appointed as receiver.

Per an announcement by the FDIC, both new and existing deposits are fully protected by the FDIC. On March 13, 2023, we received access to all deposit amounts. In addition, on March 15, 2023, we opened a new deposit account with Chase Bank NA.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. However, we are currently operating in a more volatile inflationary environment due to macroeconomic conditions and have limited data and experience doing so in our history, particularly as we continue to invest in growth in our business. The principal inflationary factor affecting our business is higher costs of manufacturing and operating materials for our Stratollites, including helium. Our inability or failure to address challenges relating to inflation could harm our business, financial condition, and results of operations.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of New World View following the consummation of the Business Combination.

Name	Age	Position
Executive Officers
Ryan M. Hartman	48	President, Chief Executive Officer and Director
Dr. Ian Thomas	57	Chief Revenue Officer

Non-Employee Directors
Sameer Gandhi	57	Director
Deepak Kamra	66	Director
Charlie Precourt	67	Director
Lyndon Lea	54	Director
Lori Garver	61	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
*	Chairperson
**	Lead Independent Director

Under the Proposed Certificate of Incorporation and Proposed Bylaws, we will have a classified board of directors following the Closing, with three directors in Class I (            ,              and             ), each to initially serve for a term expiring at the first annual meeting of shareholders following the Closing expected to be held in 2023, two directors in Class II (             and             ), each to initially serve for a term expiring at the second annual meeting of shareholders following the Closing expected to be held in 2024, and three directors in Class III (             and             ), each to initially serve for a term expiring at the third annual meeting of shareholders following the Closing expected to be held in 2025. At each such annual meeting and each succeeding annual meeting, directors shall be elected for a term of three years.

Non-Employee Directors

Sameer Gandhi has served as a member of our board of directors since March 2018. Mr. Gandhi has been a Partner at Accel, a venture capital firm, since June 2008. In addition to serving on our board of directors, Mr. Gandhi serves on the board of Crowdstrike Holdings, Inc., a cybersecurity technology company, Freshworks Inc., a business software company, and several private companies. Mr. Gandhi has a B.S. and an M.S. in Electrical Engineering from the Massachusetts Institute of Technology (“MIT”), an M.S. in Computer Science from MIT, and an M.B.A. from the Stanford Graduate School of Business.

We believe that Mr. Gandhi’s experience in leading and growing businesses in a variety of sectors, including consumer, cloud/SaaS, cybersecurity, and media, makes him well qualified to serve on the New World View Board.

Deepak Kamra has served as a member of our board of directors since February 2016. Mr. Kamra has been a General Partner at Canaan Partners, a venture capital firm, since 1995 and has worked at Canaan Partners since

1991. Prior to joining Canaan Partners, he served as Vice President of North America Sales and Product Marketing for Aspect Telecommunication Corporation, a business telecommunications company. In addition to serving on our board of directors, Mr. Kamra serves on the boards of several private companies and has served on the board of Spark Networks SE, a dating company. Mr. Kamra has a BComm from Carleton University and an M.B.A. from Harvard Business School.

We believe that Mr. Kamra’s experience leading and investing in businesses, as well as his focus on marketplaces, aerospace, and enterprise software, makes him well qualified to serve on the New World View Board.

Charlie Precourt has served as a member of our board of directors since December 2021. Prior to that, Mr. Precourt served as the Vice President and General Manager of Northrup Grumman’s Propulsion Systems Division from March 2005 to September 2021. Prior to joining Northrup Grumman, Mr. Precourt was an Astronaut at NASA. Mr. Precourt has a B.S. in Aeronautical Engineering from the U.S. Air Force Academy, an M.S. in Engineering Management from Golden Gate University, and an M.A. in National Security Affairs and Strategic Studies from the U.S. Naval War College.

We believe that Mr. Precourt’s experience in the aerospace sector, including his experience in aerospace engineering, manufacturing, and program management, makes him well qualified to serve on the New World View Board.

Lyndon Lea is the President and Chief Executive Officer of Leo, is a founder of Lion Capital and has served as its Managing Partner since its inception in 2004. Mr. Lea has been active in the investment arena for 30 years, 26 of which have been exclusively focused on private equity. Prior to founding Lion Capital, Mr. Lea was a partner of Hicks, Muse, Tate & Furst where he co-founded its European operations in 1998. From 1994 to 1998, Mr. Lea served at Glenisla, the former European affiliate of Kohlberg Kravis Roberts & Co., prior to which he was an investment banker in London and New York with Schroders and Goldman Sachs. Mr. Lea has led the acquisitions of over 30 investments. Mr. Lea also has extensive operating experience, having served as interim CEO for AllSaints and having held executive positions in several portfolio investments over his career. Additionally, Mr. Lea has served on several public company boards including Yell plc, Premier Foods and Aber. Mr. Lea currently serves on the board of DMS (NYSE:DMS). Mr. Lea graduated with a BA in Honors Business Administration from the University of Western Ontario in Canada in 1990. Mr. Lea has been active in the investment arena for 30 years, 26 of which have been exclusively focused on private equity.

We believe that Mr. Lea’s deep consumer industry background, coupled with broad operational and transactional experience, make him well qualified to serve on the New World View Board.

Lori Garver is                     .

We believe that Ms. Garver’s experience in the aerospace industry, including her senior roles at NASA and her experience advising companies in the aeronautics and space industry, make her well qualified to serve on the New World View Board.

Executive Officers

Ryan M. Hartman has served as our Chief Executive Officer, President, Assistant Secretary, and as a member of our board of directors since February 2019. Prior to that, he served as the President and Chief Executive Officer of Insitu, Inc. from August 2014 to February 2018 and as Senior Vice President from March 2010 to August 2014. Mr. Hartman serves on the board of directors of PrecisionHawk, Inc., a commercial drone and data company, and Northeast UAS Airspace Integration Research Alliance, Inc. (d/b/a NUAIR), a New York-based nonprofit focused on uncrewed aircraft systems. Mr. Hartman has a B.S. in Engineering Leadership from Embry-Riddle Aeronautical University. We believe that Mr. Hartman’s extensive experience in commercial spaceflight, including his experience in the development and business execution of unmanned aircraft systems, makes him well qualified to serve on the New World View Board.

Dr. Ian Thomas has served as our Chief Revenue Officer since January 2023. Prior to that, he served as Senior Advisor, International Strategy at ColdQuanta, Inc. (d/b/a Infleqtion), a company focusing on quantum technologies and commercial products, from January 2022 to December 2022. He also served as President, International at Illuminarium Experiences, an entertainment company, from May 2020 to December 2022, and as

Founder and CEO of Thomas Global Ventures, a real estate management and investment company, from July 2016 to December 2022. Dr. Thomas has a B.A. in History from Amherst College, a Diploma in Social Sciences from the University of Stockholm, an M.Phil. in International Relations from the University of Cambridge, and a Ph.D. in History from the University of Cambridge.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Upon consummation of the Business Combination, the New World View Board will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and applicable standards. In addition, the New World View Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the New World View Board’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on New World View’s website, following consummation of the Business Combination. New World View intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Board Composition

In addition to the qualifications, qualities, and skills that are necessary to meet U.S. state and federal legal, regulatory and listing requirements and the provisions of our Proposed Certificate of Incorporation, Proposed Bylaws and charters of the committees of the New World View Board, the New World View Board expects to consider the following factors in considering director candidates: (i) high personal and professional ethics and integrity; (ii) proven achievement and competence in the nominee’s field and the ability to exercise sound business judgment; (iii) skills that are complementary to those of the existing New World View directors; (iv) the ability to assist and support management and make significant contributions to New World View’s success; and (v) an understanding of the fiduciary responsibilities that are required of a member of the New World View Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

When considering nominees, the New World View Board and Nominating and Governance Committee may also take into consideration many other factors including, among other things, the current composition of the New World View Board, New World View’s current operating requirements, the candidates’ character, integrity, judgment, diversity, independence, areas of expertise, professional experience, industry knowledge, experience with high-growth technology companies, public company experience, length of service, potential conflicts of interest, the candidates’ other commitments, and the long-term interests of our stockholders. The New World View Board and Nominating and Governance Committee expect to evaluate the foregoing factors, among others, and will not assign any particular weighting or priority to any of the factors.

Board Diversity Matrix (as of , 2023)
Board Size:
Total Number of Directors	7
	Female	Male
Gender:
Directors
Number of Directors who Identify in Any of the Categories Below:
Asian
White

Director Independence

Upon the Closing, the New World View Board is expected to determine that each of the directors on the New World View Board other than              will qualify as independent directors, as defined under the rules of

Nasdaq or the NYSE, as applicable, and the New World View Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq or the NYSE, as applicable, relating to director independence requirements. In addition, New World View will be subject to the rules of the SEC and Nasdaq or the NYSE, as applicable relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Role of Board in Risk Oversight

The New World View Board will oversee our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate for New World View. The New World View Board will play an integral role in guiding management’s risk tolerance and determining an appropriate level of risk.

While the full New World View Board will have overall responsibility for evaluating key business risks, its committees will monitor and report to the New World View Board on certain risks. Our Audit Committee will monitor our major financial, accounting, legal, compliance, investment, tax, cybersecurity and data privacy risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. Our Audit Committee will also monitor compliance with legal, regulatory, and ethical compliance programs, and directly supervise our internal audit function. Our Compensation Committee will assess and monitor whether our compensation philosophy and practices have the potential to encourage excessive risk-taking, and plan for leadership succession. Our Nominating and Governance Committee will oversee risks associated with director independence and the composition and organization of the New World View Board, periodically review our Code of Conduct and Corporate Governance Guidelines and provide general oversight of our other corporate governance policies and practices.

In connection with its reviews of the operations of our business, the full New World View Board will address holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees, including cybersecurity and privacy risks. The New World View Board will appreciate the evolving nature of our business and industry and oversee New World View’s monitoring and mitigation of new threats and risks as they emerge.

At periodic meetings of the New World View Board and its committees, management will report to and seek guidance from the New World View Board and its committees with respect to the most significant risks that could affect our business, such as legal and compliance risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks. In addition, among other matters, management will provide our Audit Committee periodic reports on our compliance programs and investment policy and practices.

Committees of the Board

The New World View Board will direct the management of New World View’s business and affairs, as provided by Delaware law, and will conduct its business through meetings of the New World View Board and its standing committees. New World View will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the New World View Board when the Board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New World View’s committee charters will be posted on its website, as required by applicable SEC and Nasdaq or the NYSE rules. The information on or available through any of such websites is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, New World View’s audit committee is expected to consist of             ,              and             . The New World View Board is expected to determine that each of these individuals will satisfy the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq or the NYSE, as applicable. Each member of New World View’s audit committee will satisfy the requirements for financial literacy under the applicable Nasdaq Stock Market rules. In arriving at this determination, the New World View Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The New World View Board will determine that              qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq or the NYSE, as applicable rules. In making this determination, the New World View Board will consider             ’s formal education and previous and current experience in financial and accounting roles. Both New World View’s independent registered public accounting firm and management periodically will meet privately with New World View’s audit committee.

The audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing New World View’s independent registered public accounting firm;

•	discussing with New World View’s independent registered public accounting firm their independence from management;

•	reviewing with management and New World View’s independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by New World View’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and New World View’s independent registered public accounting firm the interim and annual financial statements that New World View files with the SEC;

•	reviewing and monitoring New World View’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, New World View’s compensation committee is expected to consist of              and             . The New World View Board is expected to determine that              and              are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The New World View Board also is expected to determine that              and              are “independent” as defined under the applicable              listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities will include, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of New World View’s Chief Executive Officer, evaluating the performance of New World View’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the New World View Board regarding the compensation of New World View’s Chief Executive Officer;

•	reviewing and setting or making recommendations to the New World View Board regarding the compensation of the other executive officers;

•	making recommendations to the New World View Board regarding the compensation of New World View’s directors;

•	reviewing and approving or making recommendations to the New World View Board regarding New World View’s incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Nominating and Corporate Governance Committee

Upon the Closing, New World View’s nominating and corporate governance committee is expected to consist of              and             . The New World View Board is expected to determine that each of              and              is “independent” as defined under the applicable listing standards of              and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities will include, among other things:

•	identifying individuals qualified to become members of the New World View Board, consistent with criteria approved by the New World View Board;

•	recommending to the New World View Board the nominees for election to the New World View Board at annual meetings of New World View’s shareholders;

•	overseeing an evaluation of the New World View Board and its committees; and

•	developing and recommending to the New World View Board a set of corporate governance guidelines.

The New World View Board may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the expected New World View executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who are expected to serve as a member of the New World View Board.

Related Person Transactions Policy of New World View

Upon the Closing, it is anticipated that the New World View Board will adopt a written Related Person Transactions Policy that will set forth New World View’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” New World View’s audit committee will approve only those transactions that it determines are fair to us and in New World View’s best interests.

A “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New World View or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•

any person who is, or at any time since the beginning of New World View’s last fiscal year was, one of New World View’s executive officers or a member or nominee to become a member of the New World View Board;

•	any person who is known by New World View to be the beneficial owner of more than 5% of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, nominee for director, executive officer or beneficial owner of more than 5% of our voting stock; or

•

any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a general partner, managing member or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that New World View will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to New World View’s Related Person Transactions Policy, the audit committee will have the responsibility to review related person transactions.

Limitation on Liability and Indemnification Matters

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New World View’s Proposed Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time. The effect of these provisions is to eliminate the rights of New World View and its shareholders, through shareholders’ derivative suits on New World View’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

New World View’s Proposed Certificate of Incorporation will permit and the Proposed Bylaws will obligate New World View to indemnify, to the fullest extent permitted by the DGCL, any director or officer of New World View who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative) is or was a director or officer of New World View or, while serving as a director or officer of New World View, is or was serving at the request of New World View as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, provided such person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of New World View, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the person’s conduct was unlawful. New World View will not be obligated to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person unless the Proceeding (or part thereof) was authorized by the New World View Board or such indemnification is authorized by an agreement approved by the New World View Board. In addition, the Proposed Bylaws require New World View, to the fullest extent permitted by law, to pay, in advance of the final disposition of a Proceeding, all expenses (including attorneys’ fees) incurred by an officer or director of New World View in defending any Proceeding; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to New World View of an undertaking, by or on behalf of such person, to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under the Proposed Bylaws or the DGCL.

New World View expects to enter into an indemnification agreement with each of its directors and executive officers that provides for indemnification to the maximum extent permitted by Delaware law. New World View believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. The limitation of liability and indemnification provisions in New World View’s Proposed Certificate of Incorporation and Proposed Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New World View and its shareholders. In addition, your investment may be adversely affected to the extent New World View pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Leo

Prior to the consummation of the Business Combination, none of the executive officers or directors of Leo received any cash compensation for services rendered. The Sponsor, executive officers, directors and their respective affiliates are reimbursed for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination. The audit committee reviews on a quarterly basis all payments that were made to the Sponsor, executive officers, directors and our or their respective affiliates. We note that certain named executive officers have economic interests in our Sponsor. For more information about the interests of our Sponsor in the Business Combination, please see the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Proposal No. 1—The Business Combination Proposal—Conflicts of Interest and Waiver of Corporate Opportunity Doctrine” and “Risk Factors.”

World View

Throughout this section, unless otherwise noted, “World View,” “we,” “us,” “our” and similar terms refer to World View Enterprises Inc. and its subsidiaries.

To achieve World View’s goals, World View has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.

World View believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its shareholders. World View’s current compensation programs reflect its startup origins in that they consist primarily of salary and stock option awards. As World View’s needs evolve, World View intends to continue to evaluate its philosophy and compensation programs as circumstances require.

The World View Board, with input from its Chief Executive Officer, has historically determined the compensation for World View’s named executive officer. For the year ended December 31, 2022, World View’s named executive officer was Ryan M. Hartman, President and Chief Executive Officer.

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officer for the year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)(1)	Total ($)
Ryan M. Hartman, President and Chief Executive Officer	2022	385,000	2,363	387,363

(1)	Consists of contributions to benefit plans and life insurance premiums paid by World View on behalf of Mr. Hartman.

Narrative Disclosure to Summary Compensation Table

For the year ended December 31, 2022, the compensation program for World View’s named executive officer consisted of base salary, target annual bonuses, and perquisites. The base salary payable to World View’s named executive officer is set at a level by the World View Board that is commensurate with the named executive officer’s duties and authorities, contributions, prior experience and sustained performance. The base salary payable to World View’s named executive officer may be adjusted from time to time as the World View Board determines appropriate. World View’s named executive officer is also eligible to earn a target annual bonus based on the achievement of certain pre-determined performance metrics. However, no bonus was earned for the year ended December 31, 2022. The perquisites for World View’s named executive officer includes a retirement plan and other employee benefit plans, as described further below.

Executive Officer Employment Agreements

World View’s named executive officer is an at-will employee and as such may be terminated at any time with or without notice.

Ryan M. Hartman

World View entered into the offer letter with Ryan Hartman, its Chief Executive Officer, dated February 8, 2019 (the “Hartman Letter”), which provides for an initial annual base salary of $350,000 and an initial annual cash incentive bonus of up to $100,000. For 2023, Mr. Hartman’s annual base salary is $450,000 and he is eligible to receive an annual bonus with a target amount equal to one hundred percent (100%) of Mr. Hartman’s annual base salary. Bonus eligibility is evaluated based on a “Bonus Year” starting March 1 and concluding on the last day of February, and any earned bonus is payable no later than May 31 immediately following each Bonus Year. The actual amount of any such bonus is determined by reference to the attainment of applicable World View and individual performance objectives, as determined by the World View Board. Also pursuant to the terms of the Hartman Letter, Mr. Hartman was granted an initial option to purchase 1,564,426 shares of our common stock, which vested as to 25% on the one-year anniversary of his start date (i.e., the first anniversary of March 1, 2019), and continues to vest in equal monthly installments thereafter (the “Initial Option”). The Initial Option may be subject to accelerated vesting in the event of a termination in connection with a change in control, as described in “—Potential Payments Upon Termination or Change in Control.” Mr. Hartman has also received grants of stock options from time to time, as further described in “—Outstanding Equity Awards at 2022 Fiscal Year End.” The Hartman Letter also provides that Mr. Hartman may be entitled to certain severance benefits, as described in “—Potential Payments Upon Termination or Change in Control.”

In connection with the Closing, New World View intends to enter into a confirmatory employment agreement with Mr. Hartman, which agreement will reflect the same terms as the Hartman Letter, updated to reflect Mr. Hartman’s then-current compensation level. The agreement will also provide that Mr. Hartman will be eligible for severance benefits under the terms of New World View’s Executive Officer Change in Control/

Severance Benefit Plan, the terms of which are described below. The confirmatory employment agreement will supersede all existing agreements and understandings Mr. Hartman may have concerning his employment relationship with World View and New World View.

Potential Payments Upon Termination or Change in Control

The Hartman Letter provides that if, upon or within 12 months after a Change in Control (as defined below) that occurs while Mr. Hartman is Chief Executive Officer of World View, either (A) Mr. Hartman voluntarily terminates his employment for Good Reason (as defined below), or (B) Mr. Hartman’s employment is terminated without Cause (as defined in the 2014 Plan, as defined below), 100% of the unvested shares subject to his Initial Option will vest in full, subject to his execution and delivery of a general release of claims. For the purposes of Mr. Hartman’s Initial Option, a termination for “Good Reason” means Mr. Hartman’s voluntary resignation following one of the following actions taken without his express written consent: (a) a change in Mr. Hartman’s position with World View that materially reduces his level of authority or responsibility; provided, however, that the acquisition of World View and subsequent conversion of World View to a division or unit of the acquiring company will not by itself result in a reduction of his level of authority or responsibility for purposes of the Initial Option; (b) a material reduction in Mr. Hartman’s base salary unless the salaries of all other senior executive officers of World View are correspondingly and proportionately reduced; (c) relocation of Mr. Hartman’s principal workplace that would increase his one-way commute distance by more than 35 miles; (d) breach by World View of any material provision of the Hartman Letter; provided that in order for a termination to be for Good Reason, the following events must have occurred: (x) Mr. Hartman provided written notice to the World View Board within the 30-day period immediately following such action; (y) such action is not remedied by World View within 30 days following World View’s receipt of such written notice; and (z) Mr. Hartman resigns effective not later than 60 days after the expiration of such 30-day cure period.

The Hartman Letter also provides that in the event Mr. Hartman is terminated without Cause, subject to his execution and delivery of a general release of claims, Mr. Hartman will be entitled to receive (i) a cash severance payment equal to six months of his base salary, paid in installments in accordance with World View’s regular payroll procedures over six months, and (ii) the accelerated vesting of any unvested equity awards (including options) held by Mr. Hartman that would have vested if he had remained employed with World View for another six months.

“Change in Control Period” means the time period commencing on the effective date of a Change in Control (as defined in the 2014 Plan) and ending on the date that is 12 months after that date.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table presents information regarding outstanding equity awards held by World View’s named executive officer as of December 31, 2022.

	Option Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ryan M. Hartman President and Chief Executive Officer	12/3/2021	(2)	11,764,703	784,314	0.35	12/2/2031

(1)

All stock options were granted pursuant to the 2014 Plan, the terms of which are described below. All of the stock options were granted with a per share exercise price equal to the fair value of one share of World View’s common stock on the date of grant, as determined in good faith by the World View Board.

(2)

Twenty-five percent (25%) of the total shares subject to this option vested one year after the vesting commencement date of March 1, 2019, and the remaining shares vest in 36 equal monthly installments thereafter, subject to Mr. Hartman’s continuous service through each applicable vesting date. As of December 31, 2022, 11,764,703 shares had vested. This option may be subject to acceleration upon certain qualifying termination events, as described in “—Potential Payments Upon Termination or Change in Control.”

Emerging Growth Company Status

New World View is expected to be an emerging growth company, as defined in the JOBS Act. As an emerging growth company, New World View will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its Chief Executive Officer to the median of the annual total compensation of all of New World View’s employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pension and Defined Benefit Plan Retirement Benefits

World View’s named executive officer did not participate in, or otherwise receive any benefits under, any pension or defined benefit retirement plan sponsored by World View during 2022.

Executive Cash Incentive Bonus Plan

World View has not adopted any cash incentive bonus program for its executive officer. Rather, its executive officer has been eligible for a discretionary annual bonus opportunity, as determined by the compensation committee of the World View Board from time to time. Following the Closing, New World View expects to adopt and implement a cash incentive bonus plan for its executive officer whereby he will be eligible to receive cash bonuses based on the achievement of certain performance goals, as determined in the sole discretion of the compensation committee of the New World View Board. The participant’s target award may be a percentage of such participant’s annual base salary as of the beginning or end of a performance period or a fixed dollar amount. To be eligible to earn a bonus under the anticipated executive cash incentive bonus plan, a participant must be employed by New World View on the date the bonus is paid.

Other Compensation and Benefits

Retirement Plans

In 2022, contributions made by participants in the 401(k) plan were matched by World View up to a specified percentage of the employee contribution. We anticipate that, following consummation of the Business Combination, our named executive officer will continue to be eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Benefits and Perquisites

World View’s named executive officer is eligible to participate in its employee benefit plans, including its medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of its other employees. World View pays the premiums for the basic life, disability and accidental death and dismemberment insurance for all of its employees, including its named executive officer. World View does not maintain any executive-specific benefit or executive perquisite programs, nor does it provide gross-up payments to cover the named executive officer’s personal income taxes that may pertain to any of the compensation or perquisites paid or provided by World View (including any excise tax gross-up payments relating to Code Sections 409A or 4999). World View offers a flexible vacation policy and offers paid holidays to all employees, including its named executive.

2014 Plan

World View maintains the 2014 Equity Incentive Plan (the “2014 Plan”). It is expected that the 2014 Plan will be terminated as of the Closing, and World View will not grant any additional awards under the 2014 Plan thereafter. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2014 Plan.

As of December 31, 2022, stock options covering 25,023,569 shares of World View common stock were outstanding under the 2014 Plan.

Plan Administration. The World View Board has authority to administer the 2014 Plan or delegate the administration to one or more committees of the World View Board. The administrator has all authority and discretion necessary or appropriate to administer the 2014 Plan and to control its operation, including the authority to construe and interpret the terms of the 2014 Plan and the awards granted under the 2014 Plan. The administrator’s determinations, interpretations and constructions are final, binding and conclusive on all persons.

Awards Available for Grant and Eligibility. The 2014 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, or any combination of the foregoing (each, an “award” and the recipient of such award, a “participant”) to eligible employees, officers and directors of, and other individuals providing bona fide services to or for World View or any affiliate of World View.

Stock Options. Subject to the provisions of the 2014 Plan, the administrator determines the term of a stock option, the number of shares subject to a stock option, and the time period in which a stock option may be exercised.

The term of a stock option is stated in the applicable award agreement, but the term of an incentive stock option may not exceed 10 years from the grant date. The administrator determines the exercise price of the stock options, which generally may not be less than 100% of the fair market value of our common stock on the grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of World View common stock on the grant date.

The administrator determines how a participant may pay the exercise price of a stock option, which includes the following: (i) by cash, check, bank draft or money order; (ii) pursuant to a broker-assisted exercise; (iii) by delivery to the Company of already-owned shares of common stock; (iv) if an option is a nonstatutory stock option, by a net exercise; (v) by a deferred payment or similar arrangement; or (vi) in any other form of legal consideration acceptable to the World View Board and specified in the award agreement.

Award agreements set forth post-separation exercise periods for vested stock options, which are generally as follows, but in no event later than the stock option expiration date: (i) immediate expiration upon termination for cause; (ii) 90 days upon involuntary termination without cause or resignation (other than due to disability or death); (iii) 12 months upon separation due to disability; or (iv) 18 months upon separation due to death or following death occurring during a post-separation exercise period described in (ii) or (iii). Upon exercise of stock options, participants generally are required to execute a stock restriction agreement, providing transfer restrictions, rights of World View to repurchase the stock upon termination of the service relationship, drag-along rights and other similar provisions.

Non-Transferability of Awards. Unless determined otherwise by the administrator, awards generally are not transferable except by will or by the laws of descent and distribution and are exercisable during the lifetime of the participant only by the participant.

Stock Dividend, Stock Split and Reverse Stock Split. In the event of a stock dividend, stock split or reverse stock split affecting World View common stock, the maximum number of shares available for issuance under the 2014 Plan, the number of shares covered by and the exercise price and other terms of outstanding awards shall, without further action of the World View Board, be adjusted to reflect such event.

Corporate Transactions. Unless otherwise provided in an award agreement or any other written agreement between World View or any of its affiliates and the participant or unless otherwise expressly provided by the World View Board at the time of grant of an award, in the event of a “corporate transaction” (as defined in the 2014 Plan), the World View Board may take one or more of the following actions with respect to awards: (i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar award for the award; (ii) arrange for the assignment of any reacquisition or repurchase rights held by World View in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company); (iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such corporate transaction as the World View Board shall determine (or, if the World View Board shall not determine such a date, to the date that is five days prior to the effective date of the corporate transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction; (iv) arrange for the lapse of any reacquisition or repurchase rights held by World View with respect to the award; (v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the World View Board, in its sole discretion, may consider appropriate; and (vi) make a payment, in such form as may be determined by the World View Board equal to the excess, if any, of (A) the value of the property the holder of the award would have received upon the exercise of the award immediately prior to the effective time of the corporate transaction, over (B) any exercise price payable by such holder in connection with such exercise. The World View Board need not take the same action with respect to all awards or with respect to all participants.

Amendment; Termination. The World View Board may terminate, amend or modify the 2014 Plan or any portion thereof at any time. Except as otherwise determined by the World View Board, termination of the 2014 Plan shall not affect the administrator’s ability to exercise the powers granted to it with respect to awards granted under the 2014 Plan before its termination. As noted above, it is expected that as of the Closing, the 2014 Plan will be frozen and World View will not grant any additional awards under the 2014 Plan thereafter.

World View 2023 Equity Incentive Plan

New World View expects to adopt the 2023 Equity Incentive Plan in connection with the Business Combination. For more information about the 2023 Equity Incentive Plan, see the section titled “Proposal No. 6—The Equity Incentive Plan Proposal.”

World View 2023 Employee Stock Purchase Plan

New World View expects to adopt the 2023 Employee Stock Purchase Plan in connection with the Business Combination. For more information about the 2023 Employee Stock Purchase Plan, see the section titled “Proposal No. 7—The Employee Stock Purchase Plan Proposal.”

Post-Business Combination Executive Compensation

Following the Closing, New World View expects to implement an executive compensation program that is designed to align the executive officer’s compensation with New World View’s business objectives and the creation of shareholder value, while enabling New World View to attract, retain, incentivize and reward individuals who contribute to the long-term success of New World View. Decisions on the executive compensation program will be made by the compensation committee of the New World View Board.

Director Compensation

World View currently has no formal plan under which its non-employee directors receive compensation for their service on the World View Board or its committees. World View generally reimburses non-employee directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as non-employee directors and occasionally grants stock options to its non-employee directors.

The table below summarizes the compensation earned by each person serving as a non-employee director of World View for the year ended December 31, 2022. Following the Closing, the compensation committee of the New World View Board expects to implement an appropriate compensation program for the non-employee directors of New World View.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Deepak Kamra	—		—	—	—
Sameer Gandhi	—		—	—	—
Tom Ingersoll(3)	—		231,078	—	231,078
Charlie Precourt	2,500	(4)	—	3,418	5,918

(1)

The amounts reported in this column do not reflect dollar amounts actually received by the applicable director. Instead, the amounts represent the aggregate grant-date fair value of awards granted to the applicable director, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The amounts reported in this column reflects the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the applicable director upon the exercise of the stock options or any sale of the underlying shares of common stock. See Note 14 to World View’s audited financial statements included elsewhere in this proxy statement/prospectus for a discussion of the assumptions made by World View in determining the grant-date fair value of World View’s equity awards.

(2)	Represents travel reimbursements for costs associated with traveling to board meetings during 2022.
(3)

Mr. Ingersoll resigned from the World View Board effective as of February 26, 2023. As of December 31, 2022, Mr. Ingersoll held options to purchase 1,046,987 shares of our common stock pursuant to the following three separate option grants: (i) option grant made on March 11, 2016, covering 61,235 shares that vested monthly over a period of four years from the grant date and that was fully vested as of December 31, 2022; (ii) option grant made on September 27, 2018, covering 149,151 shares that was fully vested as of December 31, 2022; and (iii) option grant made on December 3, 2021, covering 836,601 shares of which 25% vested one year following November 1, 2021 and vested monthly over the subsequent 36 months thereafter, and of which 226,579 were vested, and 610,022 were unvested, as of December 31, 2022. In total, Mr. Ingersoll held options covering 436,965 shares which had vested as of December 31, 2022.

(4)

Mr. Precourt leads World View’s Oversight Committee, for which he has additional duties separate from his duties as a director. The $2,500 fee was paid to Mr. Precourt as a fee for on-site meetings and work done for the Oversight Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Leo Related Party Transactions

Class B Ordinary Shares

On September 9, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of Leo in consideration of 10,062,500 Founder Shares. In December 2020, the Sponsor transferred 30,000 Founder Shares to each of Leo’s directors and 90,000 shares in the aggregate to Leo’s strategic advisors. The Sponsor agreed to forfeit up to 1,312,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of Leo’s issued and outstanding shares after the Leo IPO. The underwriters partially exercised their over-allotment option on January 12, 2021 to purchase an additional 2,500,000 Leo Public Units, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result of the expiration of the remaining over-allotment option, 687,500 Founder Shares were forfeited by the Sponsor.

The Sponsor and Leo’s directors and officers have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier of (A) one year after the completion of the Business Combination, or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which Leo completes a liquidation, merger, share exchange or other similar transaction that results in all of Leo’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

Private Placement Warrants

On January 12, 2021, simultaneously with the closing of the Leo IPO, Leo completed the private sale of an aggregate of 6,666,667 Leo Private Placement Warrants to the Sponsor at a purchase price of $1.50 per Leo Private Placement Warrant, generating gross proceeds to the Company of $10,000,000.

Each private placement warrant is exercisable for one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the sale of the Leo Private Placement Warrants to the Sponsor was added to the proceeds from the Leo IPO held in the Trust Account. If Leo does not complete a business combination by June 12, 2023 (or up to October 12, 2023 if extended), the Leo Private Placement Warrants will expire worthless. The Leo Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Leo Private Placement Warrants until 30 days after the Closing.

Registration Rights Agreement

At Closing, Leo, the Sponsor Holders and certain equityholders of World View will enter into an Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of New World View. Pursuant to the Registration Rights Agreement, New World View will agree that, within 20 business days after the Closing, New World View will file with the SEC (at New World View’s sole cost and expense) a shelf registration statement registering the resale of certain shares of New World View Common Stock from time to time, and New World View shall use commercially reasonable efforts to have the Resale Registration Statement declared effective within 60 business days after the Closing, or as soon as practicable thereafter. The equityholders party to the Registration Rights Agreement are entitled to customary piggyback rights and may demand underwritten offerings, including block trades, of their registrable securities by New World View from time to time.

Letter Agreement

On January 7, 2023, Leo and the Sponsor Holders entered into a letter agreement, pursuant to which, among other things, the Sponsor Holders agreed to vote any Leo Ordinary Shares held by him, her or it in favor of Leo’s initial business combination; to facilitate the liquidation and winding up of Leo if an initial business combination is not consummated by the date set out in the Existing Governing Documents; to certain transfer restrictions with respect to the Company’s securities; to certain indemnification obligations of the Sponsor; and Leo agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of the Sponsor.

Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Leo, (ii) the Sponsor Holders and (iii) World View entered into the Sponsor Agreement, pursuant to which, among other things, the Sponsor Holders have agreed to (i) vote in favor of the Transaction Proposals and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Class B ordinary shares, par value $0.0001 per share of the Company held by the Sponsor Holders and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.

Related Party Loans

On September 8, 2020, the Sponsor agreed to loan Leo an aggregate of up to $300,000 to cover expenses related to the Leo IPO pursuant to the Promissory Note. This loan was non-interest bearing and payable upon the completion of the Leo IPO. Prior to the consummation of the Leo IPO, Leo borrowed approximately $169,000 under the Promissory Note. On January 19, 2021, Leo repaid the Promissory Note in full to the Sponsor. Subsequent to the repayment, the facility was no longer available to Leo.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Leo’s officers and directors may provide Leo with Working Capital Loans. If Leo completes an initial business combination, Leo will repay the Working Capital Loans out of the proceeds of the Trust Account released to Leo. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial business combination does not close, Leo may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of an initial business combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of New World View at a price of $1.50 per warrant. The warrants would be identical to the Leo Private Placement Warrants.

On January 12, 2023, in connection with the Extension Articles Amendment, Leo issued an unsecured promissory note in the total principal amount of up to $2,160,000 (the “Extension Promissory Note”) to the Sponsor. The Extension Promissory Note does not bear interest and matures upon the Closing. In the event that Leo does not consummate a business combination by the extended termination date, the Extension Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. Up to $1,500,000 of the total principal amount of the Extension Promissory Note may be converted, in whole or in part, at the option of the Sponsor into warrants of New World View at a price of $1.50 per warrant. The warrants would be identical to the Leo Private Placement Warrants. To date, Leo has borrowed $1,200,000 under the Extension Promissory Note, which funds have been deposited into the Trust Account.

Administrative Services Agreement

Leo entered into an agreement that provides that, subsequent to the closing of the Leo IPO and continuing until the earlier of Leo’s consummation of an initial business combination or Leo’s liquidation, Leo will pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services.

The Sponsor, Leo’s executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Leo’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Leo’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, Leo’s officers and directors or their affiliates.

World View Related Party Transactions

As used in this section, unless the context suggests otherwise, “we,” “us,” “our,” “Company,” or “World View” refer to World View Enterprises Inc.

World View

2021 Convertible Notes and Warrants

From January 2021 to July 2021, World View raised approximately $16.9 million through the sale and issuance of convertible promissory notes (the “2021 Notes”) to certain stockholders, including entities affiliated with Accel, Canaan Partners (“Canaan”) and entities affiliated with Adrian James (“James’ Entities”), each of which is a beneficial owner of more than 5% of the Company’s capital stock. Sameer Gandhi is a member of the Company’s board of directors and an affiliate of Accel, and Deepak Kamra is a member of the Company’s board of directors and an affiliate of Canaan. Each of the 2021 Notes converted into Series C-2 Preferred Stock and Series C-3 Preferred Stock upon closing of the Series C-1, C-2 and C-3 Preferred Stock Financing (as detailed below).

In connection with the issuance of the 2021 Notes, the Company issued to each purchaser, including entities affiliated with Accel and Canaan as well as James’ Entities, warrants to purchase an aggregate of up to 32,382,030 shares of the Company’s common stock with an exercise price of $0.01. Immediately prior to the Closing, each of the warrants will be exercised on a cashless basis, provided each holder consents to such cashless exercise; provided, however, that in July 2022, the warrants held by James’ Entities were amended to provide, among other matters, an ownership limitation, such that the warrants may only be exercised to the extent that, following such exercise, James’ Entities will cumulatively beneficially own no more than 4.99% of the Company’s capital stock.

Series C-1, C-2 and C-3 Preferred Stock Financing

From July 2021 to December 2021, World View (i) issued and sold an aggregate of 30,632,331 shares of World View Series C-1 Preferred Stock at a purchase price of approximately $0.67543 per share, for an aggregate purchase price of $20.7 million, (ii) issued 26,971,324 shares of World View Series C-2 Preferred Stock upon the conversion of various convertible notes with an aggregate principal amount of $14.6 million at a conversion price of $0.54034 per share, and (iii) issued 5,922,962 shares of World View Series C-3 Preferred Stock upon the conversion of various convertible notes with an aggregate principal amount of $3.3 million at a conversion price of approximately $0.55723 per share (together, the “Series C-1, C-2 and C-3 Preferred Stock Financing”). The participants in the Series C-1, C-2 and C-3 Preferred Stock financing included beneficial owners of greater than 5% of the Company’s capital stock and entities affiliated with members of the World View Board. The following table summarizes purchases of Series C-1, C-2 and C-3 Preferred Stock from World View by such related persons:

Name	Shares of Series C-1 Preferred Stock	Shares of Series C-2 Preferred Stock	Shares of Series C-3 Preferred Stock	Total Cash Purchase Price for Series C-1	Total Value of Converted Notes for Series C-2	Total Value of Converted Notes for Series C-3
Entities associated with Accel(1)	—	12,631,237	1,435,868	—	$6,825,218	$800,110
Aegis Special Situations Fund LLC - Series Aerospace II(2)	5,455,784			$3,685,000
Canaan X L.P.(3)		10,032,049	4,487,094		$5,420,759	$2,500,342
Heaven’s Eye LLC(4)	5,992,152			$4,000,000
James’ Entities(5)	4,441,615	1,872,220		$3,000,000	$1,011,644

(1)

Sameer Gandhi is a member of the World View Board and an affiliate of Accel. Accel currently holds more than 5% of the Company’s capital stock. Entities associated with Accel include Accel Growth Fund Investors 2016 L.L.C., Accel Growth Fund IV L.P., and Accel Growth Fund IV Strategic Partners L.P.

(2)	Aegis Special Situations Fund LLC – Series Aerospace II (“Aegis”) currently holds more than 5% of the Company’s capital stock.
(3)	Deepak Kamra is a member of the World View Board and an affiliate of Canaan. Canaan currently holds more than 5% of the Company’s capital stock.
(4)	Heaven’s Eye LLC currently holds more than 5% of the Company’s capital stock.
(5)	James’ Entities currently hold more than 5% of the Company’s capital stock.

2022 Convertible Note Financings

2022-A Notes

From March 2022 to December 2022, World View raised approximately $18.6 million through the sale and issuance of convertible promissory notes (the “2022-A Notes”) to certain stockholders, including entities affiliated with Accel and Canaan, each of which currently hold more than 5% of the Company’s capital stock and is affiliated with a member of the World View Board. Accel is affiliated with Sameer Gandhi, a member of the World View Board, and Canaan is affiliated with Deepak Kamra, a member of the World View Board. The 2022-A Notes bear an interest rate of 4.0% per annum, non-compounding, and have a maturity date of December 31, 2024. Immediately prior to the Closing, the 2022-A Notes issued following February 3, 2023 will automatically convert into the Company’s common stock at a conversion price equal to 80% of the enterprise value per share of the Company’s common stock immediately prior to the Closing, and the 2022-A Notes issued prior to February 3, 2023 will automatically convert into New World View Common Stock at a conversion price equal to $8.00 per share immediately prior to the Closing.

2022-B Notes

From September 2022 to December 2022, World View raised approximately $1.8 million through the sale and issuance of convertible promissory notes (the “2022-B Notes”) to certain stockholders, including entities affiliated with Accel, Canaan and Heaven’s Eye LLC, each of which currently hold more than 5% of the Company’s capital stock. Accel and Canaan are also each affiliated with a member of the World View Board. Accel is affiliated with Sameer Gandhi, a member of the World View Board, and Canaan is affiliated with Deepak Kamra, a member of the World View Board. The 2022-B Notes bear an interest rate of 6.0% per annum, non-compounding, and have a maturity date of December 31, 2024. Immediately prior to the Closing, the 2022-B Notes will automatically convert into New World View Common Stock at a price equal to $8.00 per share immediately prior to the Closing.

Highbridge Note

In June 2022, the Company issued an Unsecured Promissory Note to Highbridge Consultants LLC, an entity affiliated with Adrian James (the “Highbridge Note”). James’ Entities currently hold more than 5% of the Company’s capital stock. The Highbridge Note is for a principal amount of $1.0 million with interest accruing monthly on the outstanding principal amount at a rate of 10% per annum. The Highbridge Note will be repaid in connection with Closing.

Unsecured Note Financing

From August 2022 to October 2022, World View raised approximately $1.5 million through the sale and issuance of unsecured promissory notes (the “Unsecured Notes”) to entities affiliated with Accel and Canaan. Accel is affiliated with Sameer Gandhi, a member of the World View Board, and Canaan is affiliated with Deepak Kamra, a member of the World View Board. The Unsecured Notes have an interest rate of 5.0% per annum, non-compounding, and were due and payable in full immediately at any time upon demand by the individual holders. In August 2022, approximately $0.7 million of Unsecured Notes held by entities affiliated with Accel and Canaan were repaid by World View. The principal and accrued interest owed under the Unsecured Notes that were outstanding with Canaan as of March 2023 were exchanged for 2022-A Notes.

2022 SAFE Financing

In August 2022, the Company issued simple agreements of future equity to certain stockholders in the aggregate principal amount of $500,000, including entities affiliated with Accel, which currently holds more than 5% of the Company’s capital stock, for a total purchase amount of $62,500 (the “2022 SAFEs”). Sameer Gandhi is a member of the World View Board and an affiliate of Accel. Immediately prior to the Closing, the 2022 SAFEs will automatically convert into the number of shares of Common Stock of World View equal to the Purchase Amount (as defined therein) divided by the enterprise value per share of the Company’s common stock immediately prior to the Closing.

Hartman Note

In December 2021, the Company entered into a Recourse Promissory Note with Ryan Hartman, the Company’s Chief Executive Officer, and member of its board of directors, whereby the Company loaned Mr. Hartman $2.25 million with an interest rate of 0.33% per annum (the “Original Hartman Note”). The Company and Mr. Hartman amended and restated the Original Hartman Note in November 2022 to bear an interest rate of 0.33% per annum from December 9, 2021 to November 7, 2022 and 4.10% per annum from November 7, 2022 onwards (the “Hartman Note”).

Investors’ Rights Agreement

World View is party to an Amended and Restated Investors’ Rights Agreement, dated as of July 2, 2021 (the “IRA”), which grants registration rights and information rights, among other things, to certain holders of the Company’s capital stock, including (i) entities affiliated with Accel, Canaan, James’ Entities, Heaven’s Eye LLC, Aegis and Norwest Venture Partners XII, LP (“Norwest”), each of which currently hold more than 5% of the

Company’s capital stock and (ii) entities affiliated with members of the World View Board, including Accel, which is affiliated with Sameer Gandhi, and Canaan, which is affiliated with Deepak Kamra. The Company expects for the IRA to terminate upon the Closing.

Right of First Refusal

Pursuant to certain agreements with its stockholders, including the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 2, 2021 (the “ROFR Agreement”), World View or its assignees have the right to purchase shares of the Company’s capital stock which certain stockholders propose to sell to other parties. Certain holders of the Company’s capital stock that are party to the ROFR Agreement include (i) entities affiliated with Accel, Canaan, James’ Entities, Heaven’s Eye LLC, Aegis and Norwest, each of which currently hold more than 5% of the Company’s capital stock, (ii) entities affiliated with members of the World View Board, including Accel, which is affiliated with Sameer Gandhi, and Canaan, which is affiliated with Deepak Kamra, and (iii) Ryan Hartman, a member of the World View Board and World View’s Chief Executive Officer. The Company expects for the ROFR Agreement to terminate upon the Closing.

Voting Agreement

World View is a party to the Amended and Restated Voting Agreement, dated as of July 2, 2021 (the “Voting Agreement”), pursuant to which certain holders of the Company’s capital stock, including (i) entities affiliated with Accel, Canaan, James’ Entities, Heaven’s Eye LLC, Aegis and Norwest, each of which currently hold more than 5% of the Company’s capital stock, (ii) entities affiliated with members of the World View Board, including Accel, which is affiliated with Sameer Gandhi, and Canaan, which is affiliated with Deepak Kamra, and (iii) Ryan Hartman, a member of the World View Board and World View’s Chief Executive Officer, have agreed to vote their shares of the Company’s capital stock in favor of certain matters, including with respect to the election of directors. The Company expects for the Voting Agreement to terminate upon the Closing.

Director and Officer Indemnification

World View’s current certificate of incorporation and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. World View has entered into indemnification agreements with each of its directors. Following the Business Combination, World View expects that these agreements will be replaced with new indemnification agreements for each post-Closing director and officer of New World View. For additional information, see “Description of New World View’s Securities—Limitations on Liability and Indemnification of Officers and Directors.”

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Leo Ordinary Shares as of                 , 2023 (except as otherwise noted) and (ii) the expected beneficial ownership of New World View Common Stock immediately following the Closing, assuming that no Public Shares are redeemed in connection with the Business Combination Proposal and alternatively that the maximum number of Public Shares are redeemed in connection with the Business Combination Proposal by:

•

each person who is known to be the beneficial owner of more than 5% of either the outstanding Class A Ordinary Shares or Class B Ordinary Shares, and each person who is expected to be the beneficial owner of more than 5% of the outstanding shares of New World View Common Stock post-Business Combination;

•	each of our current executive officers and directors;

•	each person who will become an executive officer or director of New World View; and

•	all executive officers and directors of Leo as a group pre-Business Combination and all executive officers and directors of New World View as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Leo Ordinary Shares pre-Business Combination is based on 4,575,964 Class A Ordinary Shares and 9,375,000 Class B Ordinary Shares outstanding as of             , 2023.

The expected beneficial ownership of shares of New World View Common Stock immediately following the Closing, assuming that none of the Public Shares is redeemed (after giving effect to the Extension Amendment Redemptions), is based (1) on an aggregate of              shares of New World View Common Stock to be issued and outstanding immediately following the Closing, which assumes the following: (i)             shares of New World View Common Stock issued in connection with the Closing following the conversion of World View SAFEs, (ii)             shares of New World View Common Stock issued in connection with the Closing following the conversion of World View Convertible Notes (assuming no exercise of redemption rights pursuant to the terms of certain World View Convertible Notes representing $6.5 million principal amount outstanding), and (iii)             shares of New World View Common Stock issued following the cashless exercise of outstanding World View warrants immediately prior to the Closing (assuming consent is obtained from the holders of certain such warrants that do not provide for automatic exercise in connection with the Closing); (2) no New World View Public Warrants and New World View Private Placement Warrants issued in connection with the Business Combination to purchase New World View Common Stock that will be outstanding immediately following Closing have been exercised; (3)                 shares of New World View Common Stock are issued in the Equity Financing, including upon conversion of World View Equity Financing Convertible Notes and/or exchange of other Equity Financing Securities, assuming consummation of the Equity Financing prior to the Closing for aggregate proceeds of $75 million and including shares of New World View Common Stock issuable upon the conversion of World View Convertible Notes issued on or after December 1, 2022 and deemed part of the Equity Financing (the “New World View Equity Financing Shares”); and (4) World View does not issue any additional equity securities prior to the Business Combination, and that no other event occurs that would change either the World View per share consideration from what each would have been as of the date of this proxy statement/prospectus.

The expected beneficial ownership of shares of New World View Common Stock immediately following the Closing, assuming the maximum number of the Public Shares is redeemed, is based on an aggregate of              shares of New World View Common Stock to be issued and outstanding immediately following the Closing, based on the same assumptions set forth above.

After the Business Combination
	Before the Business Combination			Assuming No Redemption		Assuming Maximum Redemption
Name of Beneficial Owner	Number of Class A Shares	Number of Class B Shares	% of Class	Shares of New World View Common Stock	% of Class	Shares of New World View Common Stock	% of Class
Five Percent Holders
Directors and Executive Officers of Leo
Lyndon Lea
Ed Forst
Robert Darwent
Lori Bush
Mary E. Minnick
Naveen Agarwal
Mark Masinter
All Leo Directors and Executive Officers as a Group (7 persons)
Directors & Executive Officers of New World View After Closing
Ryan M. Hartman
Dr. Ian Thomas
Lyndon Lea
Sameer Gandhi
Deepak Kamra
Charlie Precourt

All Directors and Executive Officers of New World View as a Group (8 persons)

*	Represents beneficial ownership of less than 1%.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Leo is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and Leo’s Existing Governing Documents govern the rights of its shareholders. Following the Domestication, New World View will be incorporated under the laws of the State of Delaware and the rights of New World View shareholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Certificate of Incorporation and the Proposed Bylaws. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Certificate of Incorporation and Proposed Bylaws of New World View. As a result, when you become a stockholder of New World View, your rights will differ as compared to when you were a shareholder of Leo.

The following table sets forth a summary of important similarities and differences in the corporate governance and shareholder rights associated with Leo and stockholder rights associated with New World View according to applicable law or the organizational documents of Leo and New World View, including the principal changes proposed to be made between Leo’s Existing Governing Documents and the Proposed Certificate of Incorporation and Proposed Bylaws of New World View. This summary is qualified by reference to the complete text of the Existing Governing Documents of Leo, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read each of the Proposed Governing Documents in their entirety for a more complete description of their terms. Additionally, as the Existing Governing Documents are governed by the Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the sections titled “Proposal No. 2—The Domestication Proposal” and “Description of Securities” as well as the DGCL and the Cayman Islands Companies Act.

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law

Authorized Shares (Advisory Governing Documents Proposal 4(A))	The authorized share capital under the Existing Governing Documents is 500,000,000 Class A Ordinary Shares, par value US0.0001 per share, 50,000,000 Class B Ordinary Shares, par value US0.0001 per share, and 5,000,000 preference shares, par value US0.0001 per share.	The Proposed Governing Documents authorize 990,000,000 shares of New World View Common Stock, par value 0.0001 per share, and 10,000,000 shares of New World View Preferred Stock, par value 0.0001 per share.

	See paragraph 5 of Leo’s Amended and Restated Memorandum of Association.	See Article IV, Section 1 of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Shareholder Consent (Advisory Governing Documents Proposal 4(B))	The Existing Governing Documents authorize the issuance of up to 5,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by Leo’s Board. Accordingly, Leo’s Board is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the	The Proposed Governing Documents authorize the issuance of up to 10,000,000 shares of preferred stock in one or more series with such designations, powers, preferences and rights, and qualifications, limitations or restrictions thereof as may be fixed from time to time by the New World View Board for each such series, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights,

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law
	voting power or other rights of the holders of ordinary shares.	and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

	See paragraph 5 of Leo’s Amended and Restated Memorandum of Association and Article 3 of Leo’s Amended and Restated Articles of Association.	See Article IV, Sections 1 and 2 of the Proposed Certificate of Incorporation.

Corporate Name	The Existing Governing Documents provide the name of the company is “Leo Holdings Corp. II”	The Proposed Governing Documents will provide that the name of the corporation will be “World View, Inc.”

	See paragraph 1 of Leo’s Amended and Restated Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Exclusive Forum (Advisory Governing Documents Proposal 4(C))	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain shareholder litigation and the U.S. federal district courts as the exclusive forum for litigation arising out of the Securities Act.

See Article IX of the Proposed Certificate of Incorporation.

Number of Directors	Under the Existing Governing Documents, the Leo Board shall consist of not less than one person provided however that Leo may by ordinary resolution increase or reduce the limits in the number of directors.	Subject to the rights of holders of any preferred stock of New World View, the number of directors that constitutes the New World View Board may be fixed only by resolution of the New World View Board.

	See Article 27 of Leo’s Amended and Restated Articles of Association.	See Article V, Section 2 of the Proposed Certificate of Incorporation.

Classified Board	The Existing Governing Documents provide that the Leo Board is composed of three classes with only one class of directors being elected in each year and each class serving a three-year term.	The Proposed Governing Documents provide that the New World View Board will be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 27 of Leo’s Amended and Restated Articles of Association.	See Article V, Section 3 of the Proposed Certificate of Incorporation.

Election and Removal of Directors (Advisory Governing Documents Proposal 4(E) with respect to Director Removal for Cause)	The Existing Governing Documents provide that prior to the closing of a Business Combination, the holders of Class B Ordinary Shares, by ordinary resolution, may appoint any person to be a director or remove any director of Leo. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Ordinary Shares have	Directors of New World View will be elected by a plurality of the votes of the shares present in person, by remote communication or represented by proxy at the meeting and entitled to vote on the election of directors. The Proposed Certificate of Incorporation will provide that shareholders may only remove a director for cause and only by the affirmative vote of the holders of

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law
	no right to vote on the appointment or removal of any Leo director.	two-thirds of the voting power of the then-outstanding capital stock of New World View entitled to vote in the election of directors, voting together as a single class.

	See Article 29 subsection 29.1 of Leo’s Amended and Restated Articles of Association.	See Article V, Section 4 of the Proposed Certificate of Incorporation and Article II, Section 1.7 of the Proposed Bylaws.

Quorum for Shareholder Meetings	Under the Existing Governing Documents, a quorum for a meeting of shareholders will be present if the holders of a majority of the issued and outstanding shares are present (in person or by proxy) or, being a non-natural person, duly represented in person or by proxy.	In order to constitute a quorum for the transaction of business at a meeting of shareholders, the Proposed Bylaws require the presence, in person or by proxy, of the holders of a majority of the voting power of the shares of stock of New World View issued and outstanding and entitled to vote at the meeting.

	See Article 22, subsection 22.1 of Leo’s Amended and Restated Articles of Association.	See Article I, Section 1.5 of the Proposed Bylaws.

Voting Rights Generally

Under the Cayman Islands Companies Act and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares who are present in person or represented by proxy and entitled to vote thereon at the general meeting).

Except as otherwise set forth in the Existing Governing Documents, shareholders of Leo have one vote for every share held.

Mergers require a special resolution, and any other authorization as may be specified in the Existing Governing Documents.

All mergers (other than parent/subsidiary mergers) require shareholder approval - there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining

Generally, approval of routine corporate matters that are put to a shareholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter while directors are elected by a plurality of the votes cast.

Holders of New World View Common Stock will be entitled to one vote for each share held as of the record date for the determination of the shareholders entitled to vote on such matters, including the election and removal of directors, except as otherwise required by law.

Mergers generally require approval of a majority of all outstanding shares of voting stock. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer shareholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law

shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by a majority in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

See Article I Section 1.7 of the Proposed Bylaws and Sections 215, 251 and 253 of Subchapter IX of the DGCL.

Amendments to Governing Documents (Advisory Governing Documents Proposal 4(F))	The Existing Governing Documents provide that certain amendments may only be made pursuant to a special resolution under the Cayman Islands Companies Act, which would require the affirmative vote of the holders of at least a two-thirds majority of the votes cast by holders of Leo Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at a general meeting, or unanimous written resolution signed by all of the shareholders entitled to vote at a general meeting.

The Proposed Certificate of Incorporation will allow for amendments by the affirmative vote of holders of at least a majority of the total voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, that certain amendments to specified provisions will require the affirmative vote of the holders of two-thirds of the total voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class. Additionally, amendments to the specific provisions regarding authorized stock, preferred stock, and the rights of common stock require the affirmative vote of the holders of Common Stock representing at least seventy-five percent of the voting power of the then-outstanding shares of Common Stock, voting separately as a single class.

In addition, the Proposed Bylaws will allow for amendments with the approval of the New World View Board or the stockholders as expressly provided in the Certificate of Incorporation. The Proposed Certificate of Incorporation will allow amendments of the bylaws by the approval of a majority of the New World View Board. The stockholders shall also have power to amend the Bylaws with the affirmative vote of the

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law
holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock entitled to vote thereon, voting together as a single class; provided, further, that if two-thirds of the New World View Board has approved such amendment, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock entitled to vote thereon, voting together as a single class, shall be required. See “Description of Securities-Amendments to Certificate of Incorporation and Bylaws” below.

	See Article 18 of Leo’s Amended and Restated Articles of Association.	See Article VII, Section 1 and Article XI Sections 1 and 2 of the Proposed Certificate of Incorporation and Article IX of the Proposed Bylaws.

Shareholder Written Consent in Lieu of a Meeting (Advisory Governing Documents Proposal 4(D))	The Existing Governing Documents provide that resolutions may be passed by a vote in person or, where proxies are allowed, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Governing Documents allow shareholders to vote in person or by proxy at a meeting of shareholders but prohibit the ability of shareholders to act by written consent in lieu of a meeting.

	See Article 1 of Leo’s Amended and Restated Articles of Association.	See Article VIII, Section 1 of the Proposed Certificate of Incorporation and Article I, Section 1.7 of the Proposed Bylaws.

Appraisal Rights	Unless Section 239 of the Cayman Islands Companies Act applies, minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.	In general, under the DGCL, a shareholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Shareholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law
depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depositary receipts described in (a), (b) and (c) above.

See DGCL Section 262.

Inspection of Books and Records	Under Cayman Islands law, shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Under the DGCL, any shareholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

See DGCL Section 220.

Shareholder Lawsuits (Advisory Governing Documents Proposal 4(C) with respect to the Exclusive Forum Provisions)

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

The Existing Governing Documents do not expand upon or otherwise limit statutorily provided rights.

A shareholder may bring a derivative suit subject to procedural requirements (including compliance with the exclusive forum provisions in the Proposed Certificate of Incorporation).

Except with respect to the exclusive forum provisions in the Proposed Certificate of Incorporation, the Proposed Governing Documents do not expand upon or otherwise limit statutorily provided rights.

Provisions Related to Status as Blank Check Company (Advisory Governing Documents Proposal 4(G))	The Existing Governing Documents set forth various provisions related to Leo’s status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to New World View’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 49 of Leo’s Amended and Restated Articles of Association.

Duties of Directors

Under Cayman Islands law, a director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Under Delaware law, the standards of conduct for directors have developed through Delaware case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors not to act for the purpose of self-dealing, and the duty of care requires directors in managing New World View’s affairs to use that level of care which ordinarily careful and

	Existing Governing Documents and Cayman Islands Law	Proposed Governing Documents and Delaware Law

prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, and no other facts exist to call for a heightened standard of review, their decisions generally are presumed to be valid under the business judgment rule.

The New World View Board may exercise all such authority and powers of New World View and do all such lawful acts and things as are not by statute or the Proposed Governing Documents directed or required to be exercised or done solely by the shareholders.

Corporate Opportunities	The Existing Governing Documents provide that Leo renounces its interest in any corporate opportunity offered to any director or officer.	The Proposed Certificate of Incorporation will waive, to the fullest extent permitted by applicable law, any corporate opportunities that a non-employee director or his or her affiliates may acquire so long as such opportunity is not offered or presented to the non-employee director solely in his or her capacity as a director of New World View.

	See Article 51.2 of Leo’s Amended and Restated Articles of Association.	See Article VII, Section 2 of the Proposed Certificate of Incorporation.

Indemnification of Directors and Officers	The Existing Governing Documents require Leo to indemnify its directors and officers except with regard to actual fraud, willful neglect or willful default.	The Proposed Governing Documents will obligate New World View to indemnify each current and former director or officer of New World View to the fullest extent permitted by the DGCL.

	See Article 45 of Leo’s Amended and Restated Articles of Association.	See Article VI, Section 2 of the Proposed Certificate of Incorporation and Article VI of the Proposed Bylaws.

Limited Liability of Directors	Liability of directors may be limited, except with regard to their own actual fraud, willful neglect or willful default.	The Proposed Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted by the DGCL, the personal liability of directors for monetary damages to New World View or its shareholders for any breach of fiduciary duty as a director.

See Article VI, Section 1 of the Proposed Certificate of Incorporation.

DESCRIPTION OF SECURITIES

The following summary of certain provisions of New World View securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively.

Capital Stock

Authorized Capitalization

The total amount of New World View’s authorized capital stock consists of 990,000,000 shares of New World View common stock, par value $0.0001 per share, and 10,000,000 shares of New World View preferred stock, par value $0.0001 per share. New World View expects to have approximately              shares of New World View Common Stock outstanding immediately after the consummation of the Business Combination, including the shares issued in connection with the Equity Financing, and assuming no Public Shareholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of New World View’s capital stock. New World View urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively).

Preferred Stock

The Board of New World View has authority to issue shares of New World View’s preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of New World View’s preferred stock could have the effect of decreasing the trading price of New World View’s Common Stock, restricting dividends on New World View’s capital stock, diluting the voting power of New World View’s Common Stock, impairing the liquidation rights of New World View’s capital stock, or delaying or preventing a change in control of New World View.

Common Stock

New World View has one class of authorized common stock. Unless New World View’s Board determines otherwise, New World View will issue all of New World View’s capital stock in uncertificated form.

Voting Rights

The Proposed Certificate of Incorporation will provide that, except as otherwise expressly provided by the Proposed Bylaws or as provided by law, the holders of New World View Common Stock shall at all times vote together as a single class on all matters; provided however, that, except as otherwise required by law, holders of shares of New World View Common Stock shall not be entitled to vote on any amendment to the Proposed Certificate of Incorporation that relates solely to the terms of one or more outstanding series of New World View preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Proposed Certificate of Incorporation. Except as otherwise expressly provided in the Proposed Certificate of Incorporation or by applicable law, each holder of New World View Common Stock shall have the right to one vote per share of New World View Common Stock held of record by such holder.

The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of New World View’s Common Stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of New World View’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of New World View’s preferred stock, if any, and any contractual limitations on New World View’s ability to declare and pay dividends.

Other Rights

Each holder of New World View Common Stock is subject to, and may be adversely affected by, the rights of the holders of any series of New World View preferred stock that New World View may designate and issue in the future. New World View’s Common Stock is not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.

Liquidation Rights

If New World View is involved in voluntary or involuntary liquidation, dissolution or winding up of New World View’s affairs, or a similar event, each holder of New World View Common Stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of New World View preferred stock, if any, then outstanding.

Warrants

New World View Public Warrants

Each New World View whole warrant entitles the registered holder to purchase one share of New World View Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the Leo IPO and 30 days after the completion of the Business Combination, provided in each case that New World View has an effective registration statement under the Securities Act covering the New World View Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Leo Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Leo Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of New World View Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you hold at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New World View Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the

Securities Act with respect to the New World View Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of New World View Common Stock upon exercise of a warrant unless the share of New World View Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of New World View Common Stock issuable upon exercise of the warrants. We will use our commercially reasonable efforts to cause the same to become effective within 60 business days after Closing, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Leo Warrant Agreement; provided that if our shares of New World View Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of New World View Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of New World View Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption , but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New World View Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New World View Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the shares of New World View Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of New World View Warrants when the price per share of New World View Common Stock equals or exceeds $18.00.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the closing price of the shares of New World View Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New World View Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New World View Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New World View Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of New World View Warrants when the price per share of New World View Common Stock equals or exceeds $10.00.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.10 per warrant;

•

upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our shares of New World View Common Stock except as otherwise described below;

•

if, and only if, the closing price of the shares of New World View Common Stock equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the closing price of the shares of New World View Common Stock for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given and until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of New World View Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the shares of New World View Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume-weighted average price of our shares of New World View Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the warrant agreement, references above to Class A ordinary shares shall include a security other than Class A ordinary shares into which the Class A ordinary shares have been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of Class A ordinary shares to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share prices multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share prices less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New World View Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the shares of New World View Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New World View Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of the shares of New World View Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New World View Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New World View Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of New World View Common Stock.

This redemption feature differs from the typical warrant redemption features used in many other blank check company offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of New World View Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New World View Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of the shares of New World View Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of New World View Common Stock for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the shares of New World View Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of New World View Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New World View Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of New World View Common Stock if and when such shares of New World View Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of New World View Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of New World View Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New World View Common Stock pursuant to the Leo Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New World View Common Stock, New World View (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Holder Election to Limit Exercise

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of New World View Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of New World View Common Stock is increased by a share capitalization payable in shares of New World View Common Stock, or by a sub-division of common stock or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of shares of New World View Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase shares of New World View Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of New World View Common Stock equal to the product of (i) the number of shares of New World View Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New World View Common Stock) and (ii) one minus the quotient of (x) the price per share of New World View Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New World View Common Stock, in determining the price payable for shares of New World View Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of New World View Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of New World View Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of New World View Common Stock on account of such shares of New World View Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the Public Shareholders in connection with the Business Combination, or (d) in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New World View Common Stock in respect of such event.

If the number of outstanding shares of New World View Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of New World View Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of New World View Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New World View Common Stock.

Whenever the number of shares of New World View Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New World View Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New World View Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New World View Common Stock (other than those described above or that solely affects the par value of such shares of New World View Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of New World View Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New World View Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New World View Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New World View Common Stock in such a transaction is payable in the form of shares of New World View Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Leo Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Leo Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a Leo Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New World View. The Leo Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the Leo Warrant Agreement to the description of the terms of the warrants and the Leo Warrant Agreement set forth in Leo’s prospectus for the Leo IPO, (ii) adjusting the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Leo Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Leo Warrant Agreement as the parties to the Leo Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, 50% of the then outstanding private placement warrants. You should review a copy of the Leo Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of New World View Common Stock and any voting rights until they exercise their warrants and receive shares of New World View Common Stock. After the issuance of shares of New World View Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional warrants will be issued upon separation of the units of Leo and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of New World View Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Leo Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors—The Leo Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Leo Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Leo.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

New World View Private Placement Warrants

The private placement warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private placement warrants and the New World View Common Stock issuable upon exercise of the private placement warrants will not be transferrable, assignable or salable until 30 days after the completion of the Business Combination or any other initial business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by New World View and exercisable by such holders on the same basis as the public warrants.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New World View. New World View expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New World View to first negotiate with the Board, which New World View believes may result in an improvement of the terms of any such acquisition in favor of New World View’s stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Chief Executive Officer, (c) the Lead Independent Director (as defined in the Proposed Bylaws) or (d) the Board pursuant to a resolution adopted by a majority of the Whole Board.

Action by Written Consent

The Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.

Staggered Board

The New World View Board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by New World View stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of New World View, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

The New World View Board or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two-thirds of the voting power of all of the then outstanding shares of voting stock of New World View entitled to vote at an election of directors.

Stockholders Not Entitled to Cumulative Voting

The Proposed Certificate of Incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of New World View’s common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-takeover Statute

New World View will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. Our board of directors has determined to be subject to Section 203 of the DGCL.

Amendment of Proposed Bylaws

The Proposed Certificate of Incorporation provides that the Proposed Bylaws may be altered, amended, or repealed by (i) a majority of the New World View Board (without the need for consent by New World View stockholders) and (ii) the affirmative vote of not less than two-thirds of the voting power of all of the then outstanding shares of voting stock of New World View entitled to vote at an election of directors.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that New World View will indemnify New World View’s directors to the fullest extent authorized or permitted by applicable law. New World View expects to enter into agreements to indemnify New World View’s directors, executive officers and other employees as determined by the Board. Under the Proposed Bylaws, New World View is required to indemnify each of New World View’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New World View or was serving at New World View’s request as a director, officer, employee or agent for another entity. New World View must indemnify New World View’s officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of New World View, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require New World View to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by New World View. Any claims for indemnification by New World View’s directors and officers may reduce New World View’s available funds to satisfy successful third-party claims against New World View and may reduce the amount of money available to New World View.

Exclusive Jurisdiction of Certain Actions

This Proposed Certificate of Incorporation will provide that, unless otherwise consented to by New World View in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of New World View; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, shareholder or employee of New World View to New World View or its stockholders; (iii) any action or proceeding asserting a claim against New World View or any director, officer, shareholder or employee of New World View relating to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws of New World View; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed Bylaws of New World View, (v) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against New World View or any current or former director, officer, shareholder, or employee of New World View governed by the internal affairs doctrine of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) having personal jurisdiction over an indispensable party named as a defendant therein. The amendment will further provide that, unless otherwise consented to by New World View in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in New World View’s securities will be deemed to have notice of and consented to this provision.

The Proposed Certificate of Incorporation will further provide that, unless New World View consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by New World View, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, the Proposed Certificate of Incorporation will provide that any person or entity holding, owning, or otherwise acquiring any interest in any of New World View’s securities shall be deemed to have notice of and consented to these provisions.

Transfer Agent

The transfer agent for New World View Common Stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW WORLD VIEW SECURITIES

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New World View for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of New World View for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•

1% of the total number of shares of New World View Common Stock then outstanding (as of the date of this proxy statement/prospectus, Leo has 4,575,964 Class A Ordinary Shares outstanding and 9,375,000 Class B Ordinary Shares outstanding); or

•	the average weekly reported trading volume of New World View Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (“Form 10 Information”).

As a result, subject to the provisions of the Letter Agreement, the Leo Initial Shareholders will be able to sell their Founder Shares and Leo Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed the Business Combination and filed our Form 10 information with the SEC.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

Leo Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the DGCL. Leo Shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

HOUSEHOLDING INFORMATION

Unless we have received contrary instructions, we may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if shareholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of our disclosure documents, the shareholders should follow these instructions:

If the shares are registered in the name of the shareholder, the shareholder should contact us at our offices at Leo Holdings Corp. II, Albany Financial Center, South Ocean Blvd Suite #507, P.O. Box SP-63158, New Providence, Nassau, the Bahamas, or by emailing brown@leo.holdings, to inform us of his or her request; or if a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent for our securities is Continental Stock Transfer & Trust Company and, following the Business Combination, will be Continental Stock Transfer & Trust Company.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Board is aware of no other matter that may be brought before the Shareholder Meeting. Under the Cayman Islands Companies Act, only business that is specified in the notice of Shareholder Meeting to shareholders may be transacted at the Shareholder Meeting.

FUTURE SHAREHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the shareholders at the first annual meeting of shareholders of New World View following consummation of the Business Combination, assuming consummation, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act.

In addition, the Proposed Bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at a meeting. To be timely, a record shareholder’s notice must be delivered to New World View’s secretary at 1840 E. Valencia Rd., Bldg. 8, Ste. 123, Tucson, AZ 85706, the principal executive offices of New World View not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders (except in the case of New World View’s first annual meeting following the Closing, for which such notice shall be timely if delivered no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the annual meeting); provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than 30 days before, or more than 60 days after, such anniversary date, notice by the record shareholder to be timely must be so delivered no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by New World View. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Chairman of the Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Leo Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Leo Holdings Corp. II, Albany Financial Center, South Ocean Blvd Suite #507, P.O. Box SP-63158, New Providence, Nassau, the Bahamas. Following the Business Combination, such communications should be sent in care of World View, Inc., 1840 E. Valencia Rd., Bldg. 8, Ste. 123, Tucson, AZ 85706, and its phone number is (520) 745-4445. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the securities of New World View to be issued in connection with the Business Combination, certain U.S. federal income tax matters relating to the Domestication and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Leo Holdings Corp. II as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered accounting firm, as stated in their report thereon (which includes an explanatory paragraph related to Leo Holdings Corp. II’s ability to continue as a going concern) and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of World View Enterprises Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Leo has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Leo files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Leo at the SEC website, which contains reports, proxy statements and other information, at: http://www.sec.gov.

This proxy statement/prospectus is available without charge to shareholders of Leo upon written or oral request. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Shareholder Meeting, you should contact Leo in writing at Leo Holdings Corp. II, Albany Financial Center, South Ocean Blvd Suite #507, P.O. Box SP-63158, New Providence, Nassau, the Bahamas or by emailing brown@leo.holdings or by telephone at (310) 800-1000.

If you have questions about the proposals or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali, the proxy solicitor for Leo, by calling (800) 662-5200 (toll-free), or banks and brokers can call (203) 658-9400, or by emailing                 .info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Shareholder Meeting, or no later than                 , 2023.

Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus or filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

All information contained in this document relating to Leo has been supplied by Leo and all such information relating to New World View has been supplied by the New World View. Information provided by Leo or World View does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of Leo for the Shareholder Meeting. Leo has not authorized anyone to give any information or make any representation about the Business Combination, Leo or World View that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ENFORCEABILITY OF CIVIL LIABILITY

Leo is a Cayman Islands exempted company. If Leo does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Leo. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Leo in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Leo may be served with process in the United States with respect to actions against Leo arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Leo’s securities by serving Leo’s U.S. agent irrevocably appointed for that purpose.

INDEX TO FINANCIAL STATEMENTS
LEO HOLDINGS CORP. II

WORLD VIEW ENTERPRISES INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Leo Holdings Corp. II
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Leo Holdings Corp. II (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by April 12, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
March
20
, 2023
PCAOB Number 100

LEO HOLDINGS CORP. II
BALANCE SHEETS

	December 31,
	2022	2021
Assets:
Current assets:
Cash	$591	$160,991
Prepaid expenses	16,232	454,459

Total current assets	16,823	615,450
Investments held in Trust Account	380,360,382	375,032,984

Total Assets	$380,377,205	$375,648,434

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable	$363,744	$66,516
Accounts payable - related party	80,000	—
Accrued expenses - related party	176,804	—

Total current liabilities	620,548	66,516
Deferred underwriting commiss io ns	13,125,000	13,125,000
Warrant liabilities	320,834	9,304,167

Total liabilities	14,066,382	22,495,683
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 37,500,000 shares issued and outstanding at approximately $10.14 and $10.00 per share of redemption value as of December 31, 2022 and 2021, respectively	380,260,382	375,000,000
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of December 31, 2022 and 2021	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued or outstanding as of December 31, 2022 and 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 9,375,000 shares issued and outstanding as of December 31, 2022 and 2021	937	937
Accumulated deficit	(13,950,496)	(21,848,186)

Total shareholders’ deficit	(13,949,559)	(21,847,249)

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$380,377,205	$375,648,434

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS CORP. II
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2022	2021
Operating expenses
General and administrative expenses	$1,032,659	$1,127,162
General and administrative expenses - related party	120,000	116,246

Loss from operations	(1,152,659)	(1,243,408)
Other income (expenses):
Change in fair value of warrant liabilities	8,983,333	3,275,000
Offering costs associated with issuance of warrants	—	(425,516)
Net gain from investments held in Trust Account	5,327,398	32,984

Net income	$13,158,072	$1,639,060

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	37,500,000	36,369,863

Basic and diluted net income per Class A ordinary share	$0.28	$0.04

Weighted average shares outstanding of Class B ordinary shares, basic	9,375,000	9,356,164

Weighted average shares outstanding of Class B ordinary shares, diluted	9,375,000	9,375,000

Basic and diluted net income per Class B ordinary share	$0.28	$0.04

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS CORP. II
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the Years Ended December 31, 2022 and 2021

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - December 31, 2020	—	$—	10,062,500	$1,006	$23,994	$(33,878)	$(8,878)
Excess cash received over the fair value of the private warrants	—	—	—	—	4,733,333	—	4,733,333
Class B ordinary shares forfeited	—	—	(687,500)	(69)	69	—	—
Accretion on Class A ordinary shares subject to possible redemption amount	—	—	—	—	(4,757,396)	(23,453,368)	(28,210,764)
Net income	—	—	—	—	—	1,639,060	1,639,060

Balance - December 31, 2021	—	—	9,375,000	937	—	(21,848,186)	(21,847,249)
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(5,260,382)	(5,260,382)
Net income	—	—	—	—	—	13,158,072	13,158,072

Balance - December 31, 2022	—	$—	9,375,000	$937	$—	$(13,950,496)	$(13,949,559)

The accompanying notes are an integral part of these financial statements.

LEO HOLDINGS CORP. II
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$13,158,072	$1,639,060
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(8,983,333)	(3,275,000)
Offering costs associated with issuance of warrants	—	425,516
Net gain from investments held in Trust Account	(5,327,398)	(32,984)
Change in operating assets and liabilities:
Prepaid expenses	438,227	(437,688)
Accounts payable	297,228	66,516
Accounts payable - related party	80,000	—
Accrued expenses - related party	176,804	—

Net cash used in operating activities	(160,400)	(1,614,580)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(375,000,000)

Net cash used in investing activities	—	(375,000,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	6,604
Repayment of note payable to related party	—	(168,731)
Proceeds received from initial public offering, gross	—	375,000,000
Proceeds received from private placement	—	10,000,000
Offering costs paid	—	(8,062,302)

Net cash provided by financing activities	—	376,775,571

Net change in cash	(160,400)	160,991
Cash - beginning of the period	160,991	—

Cash - end of the period	$591	$160,991

Supplemental disclosure of noncash activities:
Deferred underwriting commissions	$—	$13,125,000

Forfeiture of Class B ordinary shares	$—	$69

The accompanying notes are an integral part of these financial statements.

Note
1-Description
of Organization and Business Operations
Organization and General
Leo Holdings Corp. II (the “Company”) was incorporated as a Cayman Islands exempted company on September 1, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of December 31, 2022, the Company had not commenced any operations. All activity for the period from September 1, 2020 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and since the Company’s Initial Public Offering, the search for a potential target. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating
income in the form of interest income on investments held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering.
Sponsor and Financing
The Company’s sponsor is Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on January 7, 2021. On January 12, 2021, the Company consummated its Initial Public Offering of 37,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 2,500,000 additional Units to partially cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $375.0 million, and incurring offering costs of approximately $21.3 million, of which approximately $13.1 million was in respect of deferred underwriting commissions (Note 6).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,666,667 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $10.0 million, and incurring offering costs of approximately $10,000 (Note 4).
Trust Account
Upon the closing of the Initial Public Offering and the Private Placement, $375.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule
2a-7
of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes paid or payable on income earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires
50
% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of its Public Shares (the “Public Shareholders”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share
amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Initial Shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. Subsequent to the consummation of the Initial Public Offering, the Company will adopt an insider trading policy which will require insiders to: (i) refrain from purchasing shares during certain blackout periods and when they are in possession of any material non-public
information and (ii) to clear all trades with the Company’s legal counsel prior to execution. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, the Amended and Restated Memorandum and Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination by October 12, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to fund the Company’s regulatory compliance requirements, and other costs related thereto and/or to pay the Company’s income taxes, if any, (less up to $
100,000

of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The Sponsor agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or members of the Company’s management team acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Going Concern
As of December 31, 2022, the Company had approximately $591 in its operating bank account and working capital deficit of approximately $604,000.
The Company’s liquidity needs through Initial Public Offering have been satisfied through a contribution of $25,000 from the Sponsor to cover certain of the Company’s expenses in exchange for the issuance of the Founder Shares and the loan of approximately $169,000 from the Sponsor pursuant to the Note (as defined in Note 5). The Company repaid the Note in full on January 19, 2021. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans (as defined in Note 5). As of December 31, 2022 and 2021, there were no amounts outstanding under any Working Capital Loan.

The Company may need to raise additional capital through loans or additional investments from its Sponsor, an affiliate of its Sponsor, or officers or directors. The Company’s officers, directors and Sponsor, or their affiliates, may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, the Company may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, reducing overhead expenses, and extending the terms and due dates of certain accrued expenses and other liabilities. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Based upon the analysis above, management has determined that the above conditions indicate that it may be probable that the Company would not be able to meet its obligations within one year after the date that the financial statements are available to be issued. In connection with the Company’s assessment of going concern considerations in accordance with FASB accounting Standards Update (“ASU”)
2014-15,
“Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity needs, and mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 12, 2023. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.
Proposed Business Combination
On January 12, 2023, the Company, Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”) entered into an Agreement and Plan of Merger (the “Agreement”). World View and the Company are collectively referred to as the “Parties.”
Pursuant to the Agreement, prior to the closing of the transactions contemplated by the Agreement (the “Closing”), the Company shall domesticate as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands.
In connection with the Domestication, (i) each Class A ordinary share, par value $0.0001 per share of the Company outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”) and (ii) each Class B ordinary share, par value $0.0001 per share of the Company outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Company Common Stock.
Pursuant to the Agreement, it is anticipated that (a) Merger Sub I shall merge with an into World View (the “First Merger”), with World View being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned Subsidiary of the Company.
The Mergers and the other transactions contemplated by the Agreement are hereinafter referred to as the “Business Combination.” The Business Combination is expected to close in the second quarter of 2023, following the receipt of the required approval by the Company’s shareholders and the fulfillment or waiver of other customary closing conditions.

In accordance with the terms and subject to the conditions of the Agreement, at the effective time of the First Merger, each outstanding share of common stock, par value $0.00001 of World View (the “World View Common Stock”) (including shares of World View Common Stock resulting from the conversion of preferred stock, convertible notes and simple agreements for future equity of World View) will be converted into the right to receive the number of shares of Company Common Stock equal to Per Share Merger Consideration. The total consideration to be paid at the closing to the selling parties in connection with the Agreement will be approximately $350,000,000 (subject to certain adjustments as set forth in the Agreement, including with respect to the sponsor promote value, certain transaction expenses and the cash and debt of World View).
Concurrently with the execution of the Agreement, (i) the Company, (ii) the Sponsor, Lori Bush (“Bush”), Mary E. Min
nick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Scott McNealy (“McNealy”) and Mark Masinter (“Masinter”, and together with Bush, Minnick, Agarwal, Flanders, Khan, McNealy and the Sponsor, the “Sponsor Parties”) and (iii) World View, entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed to (i) vote in favor of the Transaction Proposals (as such term is defined in the Agreement) and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Class B ordinary shares, par value $
0.0001
 per share of the Company held by the Sponsor Parties and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.
Extension of Combination Period
On January 9, 2023, the Company held the Extension Meeting to amend the Company’s amended and restated memorandum and articles of association (the “Articles Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a business combination from January 12, 2023 (the “Original Termination Date”) to April 12, 2023 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to six times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until October 12, 2023, or a total of up to nine months after the Original Termination Date, unless the closing of the Company’s initial business combination shall have occurred prior to such date (the “Extension Amendment Proposal”). The shareholders of the Company approved the Extension Amendment Proposal at the Extension Meeting and on January 10, 2023, the Company filed the Articles Amendment with the Registrar of Companies of the Cayman Islands.
As disclosed in the definitive proxy statement filed by the Company with the SEC on December 16, 2022 (the “Proxy Statement”), relating to the extraordinary general meeting of shareholders of the Company (the “Extension Meeting”), the Sponsor agreed that if the Extension Amendment Proposal is approved, it or one or more of its affiliates, members or third-party designees (the “Lender”) will contribute to the Company as a loan, within five (5) business days of the date of the Extension Meeting, $720,000 to be deposited into the trust account established in connection with the Company’s initial public offering. In addition, in the event the Company does not consummate an initial business combination by the Articles Extension Date, the Lender will contribute to the Company as a loan up to $1,440,000 in six equal installments to be deposited into the Trust Account for each of six one-month extensions
following the Articles Extension Date.
Accordingly, on January 12, 2023, the Company issued an unsecured promissory note in the total principal amount of up to $2,160,000 (the “Promissory Note”) to the Sponsor. The Sponsor must fund the initial principal amount of $720,000 within two (2) business days of the date of the Promissory Note. The Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Promissory Note will be deposited in the Trust Account. Up to $1,500,000 of the total principal amount of the Promissory Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.50 per warrant, which

warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company.
In connection with the vote to approve the Extension Amendment Proposal, the holders of
32,924,036
Class A ordinary shares, par value $
0.0001
per share, of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $
10.15
per share, for an aggregate redemption amount of approximately $
334.2
 million.
Note
2-Basis
of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000, and investments held in Trust Account. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.
Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in net gain from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the balance sheets, except for warrant liabilities (see Note 10).
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic
815-40,
Derivatives and Hedging, Contracts in Entity’s Own Equity
(“ASC 815-40”).
The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed
at the end of each reporting period.
The Company accounts for its warrants issued in connection with its Initial Public Offering and Private Placement, as derivative warrant liabilities in accordance with ASC
815-40.
Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement
at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of warrants issued in connection with the Private Placement has been estimated using a Monte-Carlo simulation. The fair value of the warrants issued in connection with the Initial Public Offering was initially measured using a Monte-Carlo simulation model and subsequently been measured based on the market price at each measurement date when separately listed and traded. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current
liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred and presented as non-operating
expenses in the statements of operations. Offering costs associated with the Class A ordinary shares were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current
liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 37,500,000 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in
capital (to the extent available) and accumulated deficit.

Net Income per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260
, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income    (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the respective period.
The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering and the Private Placement Warrants to purchase
16,041,667
 Class A ordinary shares since they are contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The table below presents a reconciliation of the numerator and deno
m
inator used to compute basic and diluted net income per share for each class of ordinary shares:

	For the Years Ended December 31,
	2022		2021
	Class A	Class B	Class A	Class B
Numerator:
Allocation of net income - basic	$10,526,458	$2,631,614	$1,303,686	$335,374
Allocation of net income - diluted	$10,526,458	$2,631,614	$1,303,149	$335,911
Denominator:
Weighted average ordinary shares outstanding, basic	37,500,000	9,375,000	36,369,863	9,356,164
Weighted average ordinary shares outstanding, diluted	37,500,000	9,375,000	36,369,863	9,375,000
Basic net income per ordinary share	$0.28	$0.28	$0.04	$0.04
Diluted net income per ordinary share	$0.28	$0.28	$0.04	$0.04
Income Taxes
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not
to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Recent Accounting Pronouncements
In June 2022, the FASB issued ASU
2022-03,
ASC Subtopic 820 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15
, 2023
, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the financial statements.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying financial statements.
Note
3-Initial
Public Offering
On January 12, 2021, the Company consummated its Initial Public Offering of 37,500,000 Units, including 2,500,000 additional Units to partially cover over-allotments, at $10.00 per Unit, generating gross proceeds of $375.0 million, and incurring offering costs of approximately $21.3 million, of which approximately $13.1 million was in respect of deferred underwriting commissions (Note 6).
Each Unit consists of one Class A ordinary share, and
one-fourth
of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 9).
Note 4-
Private Placement
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,666,667 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of $10.0 million, and incurring offering costs of approximately $10,000.
Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable
and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Note
5-Related
Party Transactions
Founder Shares
On September 9, 2020, the Sponsor paid $25,000 to cover certain expenses of the Company in consideration of 10,062,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). In December 2020, the Sponsor transferred 30,000 Founder Shares to each of the Company’s directors and 90,000 shares in the aggregate to the Company’s strategic advisors. The Sponsor agreed to forfeit up to 1,312,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters, so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriters partially exercised their over-allotment option on January 12, 2021 to purchase an addition of 2,500,000 Units, with the remaining portion of the over-allotment option expiring at the conclusion of the
45-day
option period. As a result of the expiration of the remaining over-allotment option, 687,500 Founder Shares were forfeited.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $
12.00
 per share (as adjusted for share
sub-divisions,
share dividends, reorganizations, recapitalizations and the like) for any
20
 trading days within any
30
-trading
day period commencing at least
150
 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Related Party Loans
On September 8, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This Note was non-interest
bearing and payable upon the completion of the Initial Public Offering. On January 12, 2021, the Company borrowed approximately $169,000 under the Note. The Company repaid the Note in full on January 19, 2021. Subsequent to the repayment, the facility was no longer available to the Company.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.
Administrative Support Agreement
Commencing on the date that the Company’s securities were first listed on the New York Stock Exchange, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to the Company commencing with the closing of the Initial Public Offering. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred approximately $120,000 and $116,000 in expenses in connection with such services for the years ended December 31, 2022 and 2021, respectively, as reflected in the accompanying statements of operations. As of December 31, 2022 and 2021, there were $80,000 and $0 outstanding, respectively, and included in the payable to related party in the accompanying balance sheets.
In addition, the Company will reimburse the Sponsor for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf. The Company’s board will review all payments that were made by the Sponsor, officers, directors of the Company or their affiliates and will determine which expenses will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on behalf of the Company. For the years ended December 31, 2022 and 2021, the Company recorded approximately $249,000 and $200,000, respectively, in expenses in connection with compliance services with the related party. As of December 31, 2022 and 2021, there were approximately $
177,000
and $0, respectively, of outstanding related party accrued expenses, as reflected in the accompanying balance sheets.

Note
6
-Commitments
and Contingencies
Registration and Shareholder Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon consummation of the Initial Public Offering. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration and shareholder rights agreement provided that the Company would not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up
period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a
45
-day
option from the final prospectus relating to the Initial Public Offering to purchase up to
5,250,000
additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters partially exercised their over-allotment option on January 12
, 2021
to purchase an additional
2,500,000
Over-Allotment Units. The remaining unexercised over-allotment option expired at the conclusion of the
45
-day
option period.
The underwriters were entitled to an underwriting discount of $0.20 per unit, or $7.5 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $13.1 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On January 9, 2023, the Company and Deutsche Bank Securities Inc., one of the underwriters in the Company’s Initial Public Offering, entered into an agreement pursuant to which Deutsche Bank Securities Inc. waived all rights to its pro rata share of the Deferred Discount (as defined in the Underwriting Agreement, dated January 7, 2021, among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.). On January 23, 2023, Credit Suisse Securities (USA) LLC also waived its rights to receive such Deferred Discount.
Risks and Uncertainties
Management continues to evaluate the impact of the
COVID-19
pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.
In February 2022, a military conflict started between Russia and Ukraine. The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against Russia. Further, the precise effects of the ongoing military conflict and these sanctions on the global economies remain uncertain as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.
Note 7 -Warrants
As of December 31, 2022 and 2021, the Company had 9,375,000 Public Warrants and the 6,666,667 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than twenty business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18
(b)(1)
of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3
(a)(9)
of the Securities Act and, in the event the Company elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable
so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the initial shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•
if, and only if, the closing price of ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions,
share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a
30-trading
day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the
30-day
redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities
Act.

In addition, commencing on the day the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•
$
0.10
per warrant upon a minimum of
30
days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•
if, and only if, the closing price of Class A ordinary shares equals or exceeds $
10.00
per Public Share (as adjusted for adjustments) for any
20
trading days within the
30
-trading
day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any
20
trading days within a
30
-trading
day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $
18.00
per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities-Warrants-Public Shareholders’ Warrants-Anti-dilution Adjustments”), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of Class A ordinary shares shall mean the average last reported sale price of Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants for Class A ordinary shares” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of Warrants for Class A ordinary shares” will be adjusted (to the nearest cent) to be equal to the higher
of the Market Value and the Newly Issued Price.
Note
8-Class
A Ordinary Shares Subject to Possible Redemption
The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue

500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 37,500,000 Class A ordinary shares outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheets.
The Class A ordinary shares subject to possible redemption reflected on the balance sheets is reconciled on the following table:

Gross proceeds received from Initial Public Offering	$375,000,000
Less:
Fair value of Public Warrants at issuance	(7,312,500)
Offering costs allocated to Class A ordinary shares	(20,898,264)
Plus:
Accretion on Class A ordinary shares to redemption value	28,210,764

Class A ordinary shares subject to possible redemption as of December 31, 2021	375,000,000
Increase in redemption value of Class A ordinary shares subject to possible redemption	5,260,382

Class A ordinary shares subject to possible redemption as of December 31, 2022	$380,260,382

Note
9-Shareholders’
Deficit
Preference Shares
- The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no Preference Shares issued or outstanding.
Class
 A Ordinary Shares
-
The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 37,500,000 Class A ordinary shares outstanding, and all of which were subject to possible redemption and included as temporary equity (see Note 8).
Class
 B Ordinary Shares
-The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 9,375,000 Class B ordinary shares outstanding.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day immediately following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted
basis, 20% of the sum of (i) the total number of Class A ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note
10-Fair
Value Measurements
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of December 31, 2022
	Level 1	Level 2	Level 3
Assets
Investments held in Trust Account - U.S. Treasury Securities	$380,360,382	$—	$—
Liabilities:
Warrant liabilities - public warrants	$187,500	$—	$—
Warrant liabilities - private placement warrants	$—	$—	$133,334

	Fair Value Measured as of December 31, 2021
	Level 1	Level 2	Level 3
Assets
Investments held in Trust Account - U.S. Treasury Securities	$375,032,984	$—	$—
Liabilities:
Warrant liabilities - public warrants	$5,437,500	$—	$—
Warrant liabilities - private placement warrants	$—	$—	$3,866,667
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement, when the Public Warrants were separately listed and traded in March 2021. There were
no
other transfers during the year ended December 31
, 2022
and 2021
.
For periods where no observable traded price is available, the fair value of the Public Warrants has been estimated using a Monte-Carlo simulation model. For periods subsequent to the detachment of the Public Warrants from the Units, the fair value of the Public Warrants is based on the observable listed price for such warrants. The fair value of the Private Warrants is determined using a Monte-Carlo simulation model. For the years ended December 31
, 2022
and 2021
, the Company recognized a decrease in the fair value of warrant liabilities of approximately $
9.0
 million and $
3.3
 million, respectively, presented on the accompanying statements of operations.

F-2
2

The change in the fair value of the Level 3 derivative warrant liabilities for the year ended December 31, 2022 and 2021 is summarized as follows:

Warrant liabilities as of January 1, 2021	$—
Issuance of Public and Private Placement Warrants	12,579,167
Public Warrants transferred to Level 1	(7,312,500)
Change in fair value of warrant liabilities	(1,400,000)

Warrant liabilities as of December 31, 2021	3,866,667
Change in fair value of warrant liabilities	(3,733,333)

Warrant liabilities as of December 31, 2022	$133,334

The estimated fair value of the Public and Private Placement Warrants, prior to the Public Warrants being traded in an active market, was determined using a Monte-Carlo simulation which utilizes Level 3 inputs. For periods subsequent to the detachment of the Public Warrants, the public warrants’ quoted market price was used. The Private Placement Warrants continue to be valued using a Monte-Carlo simulation. Inherent in a Monte-Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S.
Treasury zero-coupon yield
curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. Any changes in these assumptions can change the valuation significantly.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	December 31, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Stock Price	$10.09	$9.75
Term (in years)	5.42	5.75
Volatility	4.90%	10.00%
Risk-free interest rate	3.91%	1.32%
Dividend yield	—	—
Note
11-Subsequent
Events
Management has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were issued. Based upon this review, except as noted below, the Company did not identify any other subsequent event that would have required adjustment or disclosure in the financial statements.
Proposed Business Combination
On January 12, 2023, the Company, Glimpse Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (“World View”) entered into an Agreement and Plan of Merger (the “Agreement”). World View and the Company are collectively referred to as the “Parties.”
Pursuant to the Agreement, prior to the closing of the transactions contemplated by the Agreement (the “Closing”), the Company shall domesticate as a Delaware corporation (the “Domestication”) in accordance with

F-2
3

Section 388 of the Delaware General Corporation Law and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands.
In connection with the Domestication, (i) each Class A ordinary share, par value $0.0001 per share of the Company outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”) and (ii) each Class B ordinary share, par value $0.0001 per share of the Company outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Company Common Stock.
Pursuant to the Agreement, it is anticipated that (a) Merger Sub I shall merge with an into World View (the “First Merger”), with World View being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, World View will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, the “Surviving Company”), and as a result of which the Surviving Company will become a wholly owned Subsidiary of the Company.
The Mergers and the other transactions contemplated by the Agreement are hereinafter referred to as the “Business Combination.” The Business Combination is expected to close in the second quarter of 2023, following the receipt of the required approval by the Company’s shareholders and the fulfillment or waiver of other customary closing conditions.
In accordance with the terms and subject to the conditions of the Agreement, at the effective time of the First Merger, each outstanding share of common stock, par value $0.00001 of World View (the “World View Common Stock”) (including shares of World View Common Stock resulting from the conversion of preferred stock, convertible notes and simple agreements for future equity of World View) will be converted into the right to receive the number of shares of Company Common Stock equal to Per Share Merger Consideration. The total consideration to be paid at the closing to the selling parties in connection with the Agreement will be approximately $350,000,000 (subject to certain adjustments as set forth in the Agreement, including with respect to the sponsor promote value, certain transaction expenses and the cash and debt of World View).
Concurrently with the execution of the Agreement, (i) the Company, (ii) the Sponsor, Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Scott McNealy (“McNealy”) and Mark Masinter (“Masinter”, and together with Bush, Minnick, Agarwal, Flanders, Khan, McNealy and the Sponsor, the “Sponsor Parties”) and (iii) World View, entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed to (i) vote in favor of the Transaction Proposals (as such term is defined in the Agreement) and the transactions contemplated thereby, (ii) waive the anti-dilution or similar protections with respect to the Class B ordinary shares, par value $0.0001 per share of the Company held by the Sponsor Parties and (iii) not redeem any of their shares in connection with the vote to approve the Business Combination.
Extension of Combination Period
On January 9, 2023, the Company held the Extension Meeting to amend the Company’s amended and restated memorandum and articles of association (the “Articles Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a business combination from January 12, 2023 (the “Original Termination Date”) to April 12, 2023 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to six times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until October 12, 2023, or a total of up to nine months after the Original Termination Date, unless the closing of the Company’s initial business combination shall have occurred prior to

F-2
4

such date (the “Extension Amendment Proposal”). The shareholders of the Company approved the Extension Amendment Proposal at the Extension Meeting and on January 10, 2023, the Company filed the Articles Amendment with the Registrar of Companies of the Cayman Islands.
As disclosed in the definitive proxy statement filed by the Company with the SEC on December 16, 2022 (the “Proxy Statement”), relating to the extraordinary general meeting of shareholders of the Company (the “Extension Meeting”), the Sponsor agreed that if the Extension Amendment Proposal is approved, it or one or more of its affiliates, members or third-party designees (the “Lender”) will contribute to the Company as a loan, within five (5) business days of the date of the Extension Meeting, $720,000 to be deposited into the trust account established in connection with the Company’s initial public offering. In addition, in the event the Company does not consummate an initial business combination by the Articles Extension Date, the Lender will contribute to the Company as a loan up to $1,440,000 in six equal installments to be deposited into the Trust Account for each of six one-month extensions
following the Articles Extension Date.
Accordingly, on January 12, 2023, the Company issued an unsecured promissory note in the total principal amount of up to $2,160,000 (the “Promissory Note”) to the Sponsor. The Sponsor must fund the initial principal amount of $720,000 within two (2) business days of the date of the Promissory Note. The Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Promissory Note will be deposited in the Trust Account. Up to $1,500,000 of the total principal amount of the Promissory Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company.
In connection with the vote to approve the Extension Amendment Proposal, the holders of 32,924,036 Class A ordinary shares, par value $0.0001 per share, of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.15 per share, for an aggregate redemption amount of approximately $334.2
 m
illion (the “Extension Redemption”).
Forgiveness of Deferred Underwriting Fees
On January 9, 2023, the Company and Deutsche Bank Securities Inc., one of the underwriters in the Company’s Initial Public Offering, entered into an agreement pursuant to which Deutsche Bank Securities Inc. waived all rights to its pro rata share of the Deferred Discount (as defined in the Underwriting Agreement, dated January 7, 2021, among the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.). On January 23, 2023, Credit Suisse Securities (USA) LLC also waived its rights to receive such Deferred
Discount. Therefore, all $13,125,000 of deferred underwriting commission
s
are no longer outstanding
.

WORLD VIEW ENTERPRISES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of World View Enterprises Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying balance sheets of World View Enterprises Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in redeemable preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Tempe, AZ
April 6, 2023
We have served as the Company’s auditor since 2017.

WORLD VIEW ENTERPRISES, INC.
Balance Sheets

	As of December 31,
(in thousands, except share data)	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$18	$8,959
Accounts receivable	180	—
Inventory	756	106
Prepaid expenses and other current assets	706	475
Deferred cost of revenue	574	—
Related party promissory note receivable, net	2,178	2,154

Total current assets	4,412	11,694

Property and equipment—net	16,281	14,622
Other non-current assets	375	—

Total assets	$21,068	$26,316

Liabilities, redeemable preferred stock and stockholders’ deficit
Current Liabilities:
Accounts payable	$10,533	$457
Accrued expenses and other current liabilities	2,904	5,266
Current portion of deferred revenue	2,292	1,591
Current portion of debt	6,743	1,000
Current portion of finance lease obligations	309	149
Convertible promissory notes	10,519	—
Derivative liability	7,345	—
Warrant liability	1,013	998
Simple agreements for future equity	500	—

Total current liabilities	42,158	9,461

Deferred revenue	1,049	859
Finance lease obligations	16,335	16,584
Long-term debt, net of current portion	—	4,000

Total liabilities	59,542	30,904

Commitments and contingencies (Note 12)
Redeemable preferred stock:
Series A preferred stock, $.00001 par value, 667,580 shares authorized; 667,580 shares issued and outstanding in 2022 and 2021	1,764	1,764
Series B preferred stock, $.00001 par value, 6,335,858 shares authorized; 6,335,858 shares issued and outstanding in 2022 and 2021	13,826	13,826
Series C preferred stock, $.00001 par value, 73,909,913 shares authorized; 73,238,369 shares issued and outstanding in 2022 and 2021	63,379	63,379

Total redeemable preferred stock	78,969	78,969

Stockholders’ deficit
Common stock, $.00001 par value 181,790,000 shares authorized; 5,260,205 shares issued in 2022 and 2021, and 5,240,205 outstanding in 2022 and 2021	3	3
Treasury stock, at cost, 20,000 shares	(17)	(17)
Additional paid-in capital	22,488	20,746
Accumulated deficit	(139,917)	(104,289)

Total stockholders’ deficit	(117,443)	(83,557)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$21,068	$26,316

The accompanying notes are an integral part of these financial statements

WORLD VIEW ENTERPRISES, INC.
Statements of Operations

	Year Ended December 31,
(in thousands, except share and per share data)	2022	2021
Flight services revenue	$3,010	$132
Flight services cost of revenue	3,308	180

Gross loss	(298)	(48)
Operating expenses:
Research and development	19,880	7,499
Selling and marketing	2,939	3,396
General and administrative	13,031	9,203
Other operating expenses	725	—

Total operating expenses	36,575	20,098

Operating loss	(36,873)	(20,146)

Other income (expense)
Interest expense	(5,149)	(3,515)
Interest income	118	8
Grant income	595	100
Gain on derivative liability	5,696	6,099
Gain on forgiveness of debt	—	3,776
Loss on extinguishment of debt	—	(371)
Gain on conversion of notes payable	—	2,682
Loss on warrant liability	(15)	(9,457)

Total other income (expense)	1,245	(678)

Net loss	$(35,628)	$(20,824)

Net loss per common share, basic and diluted	$(0.95)	$(0.72)

Weighted average common shares outstanding, basic and diluted	37,642,235	28,947,546

The accompanying notes are an integral part of these financial statements

WORLD VIEW ENTERPRISES, INC.
Statements of Changes in Redeemable Preferred Stock and Stockholders’ Deficit

	Redeemable Preferred Stock	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except share data)		Shares	Amount	Shares	Amount
BALANCE—December 31, 2020	$40,465	5,258,955	$3	(20,000)	$(17)	$8,176	$(83,465)	$(75,303)
Stock-based compensation	—	—	—	—	—	2,825	—	2,825
Exercise of common stock options	—	1,250	—	—	—	1	—	1
Issuance of preferred stock	20,629	—	—	—	—	—	—	—
Conversion of convertible notes to preferred stock	17,875	—	—	—	—	—	—	—
Reclassification of warrant liability	—	—	—	—	—	9,744	—	9,744
Net loss	—	—	—	—	—	—	(20,824)	(20,824)

BALANCE—December 31, 2021	78,969	5,260,205	3	(20,000)	(17)	20,746	(104,289)	(83,557)
Stock-based compensation	—	—	—	—	—	1,742	—	1,742
Net loss	—	—	—	—	—	—	(35,628)	(35,628)

BALANCE—December 31, 2022	$78,969	5,260,205	$3	(20,000)	$(17)	$22,488	$(139,917)	$(117,443)

The accompanying notes are an integral part of these financial statements

WORLD VIEW ENTERPRISES, INC.
Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2022	2021
Cash flows from operating activities:
Net loss	$(35,628)	$(20,824)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,098	888
Stock-based compensation expense	1,742	2,825
Amortization of deferred financing costs and discount on convertible promissory notes	3,395	2,113
Imputed interest income on related party promissory note	(101)	(6)
Gain on derivative liability	(5,696)	(6,099)
Loss on disposal of property and equipment	725	—
Gain on forgiveness of debt	—	(3,776)
Loss on extinguishment of debt	—	371
Gain on conversion of notes payable	—	(2,682)
Loss on warrant liability	15	9,457
Accretion of discount—warrant	—	62
Changes in operating assets and liabilities:
Accounts receivable	(180)	315
Inventory	(650)	(106)
Prepaid expenses and other assets	(529)	374
Deferred cost of revenue	(543)	—
Accounts payable	8,189	41
Accrued expenses and other current liabilities	1,138	4,980
Deferred revenue	891	470

Net cash used in operating activities	(26,134)	(11,597)

Cash flows from investing activities:
Issuance of related party promissory note	—	(2,250)
Purchase of property and equipment	(1,626)	(726)

Net cash used in investing activities	(1,626)	(2,976)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,910	6,880
Repayment of long-term debt	(167)	(5,333)
Repayments of finance lease obligations	(89)	(29)
Repayment of convertible promissory notes	—	(3,261)
Proceeds from issuance of convertible promissory notes	16,864	4,944
Proceeds from issuance of preferred stock, net of offering costs	—	20,629
Proceeds from simple agreements for future equity	500	—
Payment of debt issuance costs	(199)	(299)
Exercise of common stock options	—	1

Net cash provided by financing activities	18,819	23,532

Net change in cash and cash equivalents	(8,941)	8,959
Cash and cash equivalents at beginning of year	8,959	—

Cash and cash equivalents at end of year	$18	$8,959

Supplemental cash flow disclosures:
Cash paid for interest	$859	$1,243
Supplemental noncash investing and financing disclosure:
Increase in derivative liability from new convertible note issuances	13,041	3,050
Capital expenditures accrued or payable	1,887	—
Conversion of advanced payment into convertible promissory note	3,500	—
Increase in property, plant and equipment from finance lease amendment	—	1,485
Conversion of notes payable and accrued interest to preferred stock	—	17,874
Issuance of warrants	—	9,865
The accompanying notes are an integral part of these financial statements

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

1.	Organization and Basis of Presentation
World View Enterprises, Inc. (“World View” or the “Company”), a Delaware corporation, is a leading global stratospheric exploration company headquartered in Tucson, Arizona and founded on August 30, 2012. World View builds, designs, operates and launches stratospheric or high-altitude systems called “Stratollites”. Equipment on board the Stratollites gathers data collected in the stratosphere for customers, a process referred to as “remote sensing”. World View’s remote sensing business line provides a current and growing revenue-generating platform for a variety of mission activities.
World View is also in the research and development phase of a near-space tourism model which will leverage the scalability and flexibility of its core balloon technology to provide commercial high-altitude flights. No revenue has been recognized from space tourism business activities.
Liquidity and Going Concern
For the years ended December 31, 2022 and 2021, the Company incurred a net loss of $35.6 million and $20.8 million, respectively, and had negative cash flows from operations of $26.1 million, and $11.6 million, respectively. The Company has incurred operating losses and negative cash flows from operations since inception. As of December 31, 2022, and 2021, the Company had a stockholders’ deficit of $117.4 million and $83.6 million, respectively.
World View’s ability to continue as a going concern is dependent on raising capital and ultimately achieving profitable operations. If adequate funds are not available, the Company may be required to curtail, delay, or eliminate some planned activities, or raise additional financing to continue to fund operations. As such, due to the current cash position of the Company and other factors noted above, these conditions raise substantial doubt about the Company’s ability to continue as a going concern one year after the date the financial statements are issued.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the uncertainty related to the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Policies
Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and of revenue and expenses during the reporting period. Actual results could materially differ from those estimates. Significant estimates include the building lease discount rate, the fair value of common stock, revenue recognition, cost of revenue, the fair value of stock-based compensation awards, the fair value of derivative and warrant liabilities and income tax. Actual results could differ from the estimates.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of demand deposits and money market funds.
Accounts Receivable
Accounts receivable are carried at original invoice amounts. No interest is charged on outstanding accounts receivable balances. Outstanding balances are evaluated by management, and accounts are written off when it is determined that they will not be collected. Historically, management has deemed all outstanding receivables to be collectible and has had no bad debt expense. Therefore, no allowance for doubtful accounts has been established.
Inventory
Inventory is comprised of consumable materials, including helium, purchased for consumption in providing remote sensing services for customers. The Company accounts for inventory using the first in first out method. Inventory is measured at the lower of cost or net realizable value.
Related Party Promissory Note Receivable—Net
On December 9, 2021, the Company issued a recourse promissory note to World View’s Chief Executive Officer (“Borrower”), whereby the Company loaned the Borrower $2.3 million (the “Promissory Note”). The Promissory Note was due in full upon the earlier of 1) December 9, 2022, 2) the sale of the Borrower’s principal residence, 3) the dissolution or liquidation of the Company, including upon a deemed liquidation event, or 4) any event of Borrower default. The Company could accelerate the maturity of the note at its sole discretion. Upon the receipt of Borrower’s notice of default, the Company could cancel a number of Borrower’s options to purchase shares of World View’s common stock. The stated interest rate on the Promissory Note was 0.33% per year. The Company calculated a discount on the note receivable based on an estimated market rate of interest of 5.0% and recognized a note discount of $102,000 for the difference between the market rate and stated rate of interest, with an offset to prepaid expense. The discount was being amortized over the term of the note to interest income and the prepaid expense was amortized to compensation expense.
On November 7, 2022, the Promissory Note was amended, and the maturity date was changed to the earlier of November 7, 2023 or the events as outlined in the original note and described above. The stated interest rate for the amended note is 4.1%. The Company calculated a discount on the amended note receivable based on an estimated market rate of interest of 7.5% and recognized a note discount of $76,000 for the difference between the market rate and stated rate of interest, with an offset to prepaid expense. The discount will be amortized over the remaining term of the Promissory Note to interest income and the prepaid expense will be amortized to compensation expense. No principal or interest payments have been made on the note since inception.
Prepaid Expenses and Other Current Assets
Prepaid expenses represent amounts paid for services to be received in, or benefit, a future period. Prepaid amounts are expensed when the services are performed, goods are received, or ratably over the specified period of benefit.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Property and Equipment—Net
Property and equipment are recorded at cost and depreciated over the estimated useful life of the asset. Refurbishment costs that extend the life or increase the value of an asset are capitalized in the property accounts, whereas ordinary maintenance and repair costs are expensed as incurred. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements	40 years
Machinery and equipment	2-7 years
Computers and equipment	3 years
Computer software	5 years
Office furniture and fixtures	4-5 years
Vehicles	3-5 years
Certain equipment, such as high-definition cameras, which are utilized primarily during flights are depreciated based on the hours used during the period. The rate of depreciation per hour is derived by dividing the cost of the asset by the estimated hours of use over the life of the asset. Gains or losses on dispositions are reflected as part of other operating expenses.
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net undiscounted cash flows for which the assets are expected to generate. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value determined using discounted estimates of future cash flows. No impairment losses were recorded during the years ended December 31, 2022 and 2021.
Leases
The Company determines if an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For each identified lease, the Company determines whether it should be classified as an operating or finance lease. A lease component is considered separate from other lease components in the contract if (a) it can benefit from the right of use either on its own or together with other resources that are readily available to us and (b) the right of use is neither highly dependent on nor highly interrelated with the other right(s) to use underlying assets in the contract. The Company has elected as an accounting policy to not separate lease components and non-lease
components when recording leases. Additionally, the Company has elected to not record short-term leases, defined as leases with an initial term of 12 months or less, on the balance sheet. For leases with an initial term greater than 12 months, a lease asset and liability are recognized at commencement date.
Lease assets are initially measured at cost, which includes the initial amount of the lease liability, plus any initial direct costs incurred, less lease incentives received. Lease liabilities are initially and subsequently calculated as the present value of the unpaid fixed lease liabilities over the term of the lease using the rate implicit in the lease or, if none exists, the Company’s incremental borrowing rate.
In the determination of lease liabilities, the Company is required to use estimates and judgments. Key estimates and judgments include: lease discount rate, lease term and fixed payments. When an implicit rate is not present in

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

a lease, the Company uses its incremental borrowing rate based on the information available at commencement date to determine the present value of the lease. Options to extend or terminate the lease are included in the lease term when it is reasonably certain that those options will be exercised. Fixed payments include all consideration exchanged for the right to use the underlying leased assets that are explicitly stated in the lease contract.
In the balance sheet, finance lease assets are included in property and equipment—net. See additional information regarding the recent adoption of new lease accounting guidance below in this note and additional information regarding leases in Note 7.
Derivative Liability
The Company accounts for the derivative liability associated with the conversion features of its convertible notes payable at fair value (see Note 10). The embedded derivative liability is remeasured each reporting period, with changes in fair value recognized in other income (expense).
Simple Agreement for Future Equity
In August 2022, the Company issued $0.5 million of simple agreements for future equity (“SAFE”). The SAFE instruments are interest free and unsecured. The amounts invested are convertible into shares of preferred stock that are issued upon the closing of a subsequent equity financing or a corporate transaction (such as change of control, merger, initial public offering, or sale of substantially all the Company’s assets). An equity financing is defined in the SAFE as any preferred stock capital raise with a fixed valuation.
Additionally, if the Company issues another type of convertible security, the SAFE investors have the right to review the terms of such a security and elect to accept an equivalent amount of that convertible security in lieu of their SAFE. In the event of a liquidity event, the SAFE investor has the right to receive a cash amount based upon the amount invested under the SAFE equivalent to the value given to common stockholders based on the purchase price. The SAFE investors earn no dividends and have no shareholder rights. In the event of the dissolution of the Company, SAFE holders would receive the right to their original investment amount, with no upward adjustments.
The SAFE instruments were entered into separately and apart from any of the Company’s other financial instruments or equity transactions and are unconditional obligations of the Company. As such, the SAFE instruments are accounted for as a liability as of December 31, 2022.
The SAFE instruments are accounted for at fair value, with any remeasurement based on the amount to be received by the holders recognized as part of other income (expense) on the statements of operations. There was no gain or loss related to the SAFE instruments during the year ended December 31, 2022 as the estimated fair value approximates the carrying value.
At the time of issuance of the Company’s 2022 Series B Notes, which occurred after the SAFE notes were issued, the SAFE investors were notified of the new convertible instrument. No SAFE investors elected to exchange their SAFE instrument for the 2022 Series B Notes.
Preferred Stock Offering Costs
Third-party fees and costs incurred in association with the issuance of preferred stock are recorded as a direct adjustment to the carrying value of the preferred stock and totaled $61,000 during the year ended December 31, 2021. No preferred stock was issued in 2022.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Debt Issuance Costs
Costs directly attributable to debt instruments are accounted for as debt issuance costs, recorded as a direct reduction of the carrying amount of the long-term debt, and amortized over the life of the debt instrument to interest expense using the effective interest method.
Revenue Recognition
Revenue is recognized when performance obligations are satisfied by providing flight services to the customer. Revenue is measured by the amount of estimated consideration expected to be received in exchange for transferring goods or providing services.
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. When contracts with customers require highly complex integration or other services that are not separately identifiable from other promises in the contracts and, therefore, not distinct, then the entire contract is accounted for as a single performance obligation. For any contracts with multiple performance obligations, the contract’s transaction price is allocated to each performance obligation based on the estimated relative standalone selling price of each distinct good or service in the contract. Performance obligations are satisfied over time or at a point in time.
A performance obligation is satisfied over time if one of the following criteria are met:

a.	the customer simultaneously receives and consumes the benefits as the entity performs; or

b.	the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

c.	the entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.
The Company generates flight service revenue from contracts with customers by facilitating the gathering of data using the Company’s remote sensing services. For flight service contracts, the Company generally recognizes revenue over the duration of the flight, depending upon when performance obligations are met under the terms of each contract. Significant management judgment is required to determine the appropriate timing of revenue recognition based on the expected launch date and duration of the flight.
Future revenues to be recognized in connection with the completion of all performance obligations specified in contracts and purchase orders that the Company has entered into with its customers, totaled $7.6 million as of December 31, 2022. This amount excludes any customer options for future services that have not yet been exercised. The Company expects to fulfill these performance obligations in 2023.
For contracts that do not meet the criteria for over time recognition, revenue is recognized at the point in time control of the promised products or services is transferred to customers, which occurs upon the completion of the performance obligation.
Disaggregation
In 2022 and 2021, the Company operated with one product line—remote sensing. Additionally, the Company derived revenue from a small group of customers. Therefore, no disaggregation of revenue is presented.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Contract Assets and Liabilities
Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to contracts with customers. Contract assets include unbilled amounts under contracts when revenue recognized exceeds the amount billed to the customer. There were no unbilled accounts receivable as of December 31, 2022 and 2021.
Contract liabilities exist when consideration is received in advance of performance and are recorded as deferred revenue on the accompanying balance sheet. The current portion of deferred revenue as of December 31, 2022 and 2021 consisted of consideration received from customers related to flight services. All deferred revenue related to flight services is expected to be recognized within one year.
As of December 31, 2022 and 2021, noncurrent deferred revenue, consisted of deposits collected from a total of 1,233 and 595 individuals and companies, net of refunds, respectively, who have reserved tickets for future space tourism flights. These transactions are classified as noncurrent due to uncertainty of the timeframe for commercial release of the service.
A reconciliation of the beginning and ending amount of contract liabilities is as follows:

	Flight Services		Space Tourism		Total
(in thousands)	2022	2021	2022	2021	2022	2021
Contract liabilities, January 1	$1,591	$1,360	$859	$621	$2,450	$1,981
Customer advances received	2,292	1,591	190	238	2,482	1,829
Recognition of unearned revenue	(1,591)	(1,360)	—	—	(1,591)	(1,360)

Contract liabilities, December 31	$2,292	$1,591	$1,049	$859	$3,341	$2,450

Cost of Revenue
Cost of revenue consists primarily of direct materials and supplies, direct labor, subcontractor costs, and other direct costs incurred to complete the performance obligations. The Company also allocates a portion of overhead expenses to cost of revenue, including indirect labor, indirect materials and supplies and depreciation related to flight equipment, manufacturing equipment and the portion of the building utilized for manufacturing and flight operations.
Costs are incurred prior to, throughout the flight, and after the performance obligations have been met and are expensed over the expected duration of the flight, or as of a point in time, depending upon when the associated performance obligations are met under the terms of each contract. Cost estimates are based on contract terms, historical performance trends and other cost projections. Significant factors that influence these cost estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. Cost estimates on significant contracts are reviewed on a periodic basis, or when circumstances change. Profitability from a particular contract may be affected to the extent that estimated costs to complete are revised, delivery schedules are delayed, performance-based milestones are not achieved, or progress is otherwise impeded. During the year ended December 31, 2022, 100% of revenues were from fixed-price contracts. Under fixed-price orders, the Company agrees to perform specified work for a fixed price and realizes the profit or loss resulting from variations in the costs of performing the contract. Provisions for anticipated losses on contracts are recorded in full when such losses become evident, to the extent required.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

When costs to meet future customer performance obligations are incurred, the costs are deferred if all the following conditions are met.

a.	The costs relate directly to a contract or an anticipated contract that can be specifically identified,

b.	The costs generate or enhance Company resources that will be used in satisfying (or in continuing to satisfy) performance obligations in the future, and

c.	The costs are expected to be recovered.
Costs are deferred into deferred cost of revenue until such time as the performance obligation is satisfied at which time they are expensed.
Research and Development Costs
Research and development costs related to the design, development and testing stratospheric vehicles are expensed as incurred and consist of labor, materials and equipment and contractors.
Selling and Marketing Expenses
Selling and marketing expenses include costs associated with selling efforts and activities to create brand awareness. Expenses include personnel costs, payments for services from public relations firms, paid advertisements and costs related to social media campaigns and public media events.
Fair Value of Common Stock
Due to the absence of an active market for the Company’s common stock, the fair value is estimated based on current available information. This estimate requires significant judgment and assumptions that are complex and subjective and considers several factors, such as estimated probabilities of future liquidation scenarios, projected cash flows provided by management, guideline public company information, discount rates and expected volatility. Additionally, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common shares. A DLOM accounts for the lack of marketability of shares that are not publicly traded.
Estimates of the fair value of the Company’s common stock are used in the measurement of stock-based compensation awards, convertible promissory notes, derivative liabilities and warrant liabilities.
Stock-Based Compensation
Measurement and recognition of compensation expense for all stock-based payment awards is based on estimated fair values. To estimate the fair value of options granted the Company uses the Black-Scholes option-pricing model. Expense for stock-based payment awards is recognized using the straight-line single-option method. Assumptions used to value the equity awards include the following:

a.
Fair value per share of common stock –
World View is a privately held company with no active public market, as such the calculation of the fair value per share of common stock is highly subjective in nature and involves a large degree of uncertainty as described above in this note under “Fair Value of Common Stock”.

b.
Risk-free Interest Rate –
The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon
U.S. Treasury notes with maturities corresponding to the expected term of the awards.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

c.
Expected term
– The expected term of the options is based on the simplified method, which takes into consideration the grant’s contractual life and vesting period and assumes that all options will be exercised between the vesting date and the contractual term of the option which averages an award’s vesting term and its contractual term.

d.
Expected volatility
– As World View is not publicly traded, expected volatility is estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. Selected comparable companies possessed characteristics similar to World View, including enterprise value, risk profiles and position with the industry.

e.	Expected dividend – The Company has not declared common stock dividends and management does not anticipate declaring any common stock dividends in the foreseeable future.
Forfeitures are accounted for when they occur. Consequently, compensation cost previously recognized for an employee share option is reversed in the period in which forfeiture of the award occurs. Stock-based compensation is recognized within general and administrative, research and development and selling and marketing expense depending on the functional department of the award recipient.
Federal Income Tax
The Company accounts for income taxes under the asset and liability method. The provision for federal income tax is based on pretax financial statement income or loss. The deferred income tax provision is provided for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to those differences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date.
Tax benefits from uncertain tax positions are recognized only if it is more likely than not that the tax positions will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Penalties and interest related to any recognized tax benefits would be reported through the income tax provision.
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to concentrations of risk are primarily cash, cash equivalents and accounts receivable. Cash balances held may, from time to time, exceed limits federally insured by the Federal Deposit Insurance Corporation (“FDIC”). See Note 16 for information about the insolvency of the Company’s sole financial banking institution subsequent to December 31, 2022.
The Company’s revenue for the years ended 2022 and 2021 has been concentrated within a small number of customers. The following summarizes significant customers as a percentage of total revenue:

	Year Ended December 31,
	2022	2021
Customer 1	50%	0%
Customer 2	34%	0%
Customer 3	15%	100%

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

For the year ended December 31, 2022, two significant vendors accounted for approximately 37% of total research and development costs. For the year ended December 31, 2021, one significant vendor accounted for approximately 13% of total research and development costs. As of December 31, 2022 100% of accounts receivable was from one customer.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level
 1
— Inputs to the valuation methodology are unadjusted, quoted prices for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level
 2
— Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level
 3
— Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable assumptions reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.
See additional information regarding fair value of financial instruments in Note 4.
Segments
The Company operated as a single segment as of December 31, 2022 and 2021. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”), who is the Chief Executive Officer, in making decisions regarding resource allocation and assessing performance
. All operations and long-lived assets are located in the United States.
Net Loss Per Share Attributable to Common Stockholders
Basic earnings (loss) per share (“EPS”) is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the period. For the years ended December 31, 2022 and 2021, a total of 32,382,030 shares underlying the exercise of common stock warrants described in Note 11, were included in the calculation of basic earnings per share due to the nominal consideration for exercise of those warrants.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Diluted EPS assumes the conversion, exercise, or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. The table below represents potential shares that were excluded in the computation of diluted EPS because their effect would have been anti-dilutive:

	Year Ended December 31,
	2022	2021
Common stock warrants	805,222	805,222
Common stock options	25,023,569	25,665,425
Preferred stock warrants	2,177,977	2,177,977
Preferred stock	100,059,321	100,059,321
Convertible notes	11,518,635	—

Total	139,584,724	128,707,945

3.	Recently Adopted and Issued Accounting Standards
Recently Adopted Accounting Standards
In February 2016, the FASB issued ASU
No. 2016-02,
Leases (Topic
 842)
, which requires lessees to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use
assets for those leases greater than 12 months.
The Company adopted this standard effective January 1, 2022, utilizing a modified retrospective transition approach and chose to use the effective date as the date of initial application. Consequently, financial information was not updated, and the disclosures required under the new standard were not provided for dates and periods before January 1, 2022. The standard includes optional transition practical expedients intended to simplify its adoption. The Company elected to adopt the package of practical expedients, which allow the Company to:

a.	retain historical lease classification determined under legacy GAAP,

b.	not review expired or existing contracts to determine if they contain leases, and

c.	not review previously capitalized initial direct costs to determine whether they meet the new requirements for capitalization.
As of the adoption date, the Company had one lease classified as a finance lease and did not have any leases classified as operating leases. The balance of the finance lease, which was previously referred to as a capital lease, did not change upon adoption of the standard. This standard did not impact the Company’s balance sheet, nor did it have an impact on its statements of operations or cash flows. See Note 7 for additional lease disclosures.
In December 2019, the FASB issued ASU No.
2019-12, “
Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes
” (“ASU
2019-12”).
ASU
2019-12
removes certain exceptions to the general principles in Topic 740 in Generally Accepted Accounting Principles. As permitted, the Company early adopted this standard effective January 1, 2022. The adoption did not have an impact on its financial position and results of operation.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Recently Issued Accounting Standards Not Yet Adopted
Recently issued or effective accounting pronouncements that impact, or may have an impact, on the Company’s financial statements are discussed below. Other recent accounting pronouncements not disclosed in these financial statements have been determined by management to have no impact, or an immaterial impact, on the Company’s current and expected future financial position, results of operations, or cash flows.
In June 2016, the FASB issued ASU
No. 2016-13,
Financial Instruments-Credit Losses (Topic
 326):
Measurement of Credit Losses on Financial Instruments
. This update requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The FASB has subsequently issued updates to the standard to provide additional clarification on specific topics. The Company is currently evaluating the impact ASU
No. 2016-13
will have on its financial position and results of operation.
In August 2020, the FASB issued ASU
2020-06,
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity
, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. The guidance is effective for fiscal years beginning on or after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of the guidance on its financial position and results of operation.

4.	Fair Value
Financial Instruments measured at fair value on a recurring basis in accordance with the fair value hierarchy are as follows as of December 31, 2022 and 2021:

(in thousands)	Balance as of December 31, 2022
		Fair Value
Liabilities	Carrying Amount	Level 1	Level 2	Level 3
Warrant liability	$1,013	$—	$—	$1,013
Derivative liability	7,345	—	—	7,345
Simple agreements for future equity	500	—	—	500

Total liabilities at fair value	$8,858	$—	$—	$8,858

	Balance as of December 31, 2021
		Fair Value
Liabilities	Carrying Amount	Level 1	Level 2	Level 3
Warrant liability	$998	$—	$—	$998
Warrants
The fair value of the common stock and preferred stock warrants is initially measured at the date of issuance and is subsequently remeasured at the end of each reporting period, with any change in fair value recorded in the statement of operations for such period. The Company uses an option-pricing model for measuring the fair value of its Level 3 common and preferred stock warrants (see Note 11).

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Derivative Liability
The convertible promissory notes include embedded redemption features which are bifurcated and valued based on an income approach that identifies cash flows using a
“with-and-without”
valuation methodology. The Level 3 inputs used to determine the estimated fair value include the probability of underlying events triggering the embedded derivative occurring, estimated borrowing rates, and estimated conversion dates.
The embedded redemption features are classified as a derivative liability in the balance sheet. The Company recognized new debt discount of $13.0 million and $2.4 million related to the embedded features in new convertible notes issued during the years ended December 31, 2022 and 2021, respectively, which is amortized through the maturity date of the notes, or upon conversion or extinguishment of the notes (see Note 10).
Simple Agreements for Future Equity
As of December 31, 2022, the estimated fair value of the SAFE agreements approximated carrying value.
Fair market values for financial instruments that are not required to be measured on a recurring basis are discussed below.
Debt
The fair value of the Company’s debt is estimated by discounting the expected cash flows based on estimated borrowing rates available to us as of the measurement date. The carrying and fair values exclude unamortized debt issuance costs and discounts. These financial instruments are valued using Level 2 inputs. As of December 31, 2022, the estimated fair value of long-term debt approximated carrying value.
Convertible Promissory Notes
The fair value of the Company’s convertible notes is estimated by discounting the expected cash flows based on estimated borrowing rates available as of the measurement date, and the likelihood of either a Qualified Financing event, as defined in the agreement, (see Note 10) or a corporate transaction occurring within one year. These financial instruments are valued using Level 3 inputs. As of December 31, 2022, the estimated fair value of the Company’s convertible notes was $13.6 million and the carrying value including unamortized discount and debt issuances costs was $10.5 million.
Other Financial Instruments
As of December 31, 2022 and 2021, the carrying values of other financial instruments including cash and cash equivalents, accounts receivable, the related party promissory note receivable, accounts payable, and accrued liabilities approximated fair values, since they are short term in nature.
Transfers to or from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels of the fair value hierarchy for the years ended December 31, 2022 and 2021.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

5.	Property and Equipment
Property and equipment, net as of December 31, 2022 and 2021, consisted of the following:

(in thousands)	2022	2021
Building and improvements	$15,663	$15,663
Machinery and equipment	2,675	1,953
Computers and equipment	756	608
Land	430	430
Office furniture and fixtures	1,125	259
Vehicles	221	221
Computer software	21	16
Construction in process	1,047	—

Total property and equipment	21,938	19,150
Less: Accumulated depreciation	(5,657)	(4,528)

Property and equipment – net	$16,281	$14,622

Depreciation expense recorded in the statements of operations during the years ended December 31, 2022 and 2021 consisted of the following:

(in thousands)	2022	2021
Flight services cost of revenue	$135	$—
Research and development	315	249
Selling and marketing	6	—
General and administrative	642	639

Total	$1,098	$888

Deferred cost of revenue	31	—
See Note 7 for additional information regarding property under a finance lease.

6.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2022 and 2021, consisted of the following:

(in thousands)	2022	2021
Advance payable (see Note 10)	$—	$3,500
Accrued interest	916	19
Accrued payroll and benefits	659	482
Accrued vendor payables	1,139	1,138
Credit card and other payables	190	127

Total accrued expenses and other current liabilities	$2,904	$5,266

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

7.	Leases
Finance Lease
In December 2016, the Company entered a lease with Pima County, Arizona (the “Pima County Lease”), for its office and manufacturing facility. The lease, which initially included a bargain purchase option, was recorded as a finance lease (previously referred to as capital lease). In October 2020, the Company entered into a short-term loan agreement with Pima County related to the lease obligation. The agreement allowed for deferral of $355,000 in lease payments, with repayment over a one-year
period beginning in October 2020, bearing interest at 2.77%.
In June 2021, the Pima County Lease was amended to adjust the remaining payment schedule and to add a $5.0 million purchase option for the property at the end of the lease term. The short-term loan agreement disclosed above was replaced through the amended lease agreement. Under the terms of the amended agreement, annual rent was adjusted to $0.9 million in 2024 with $60,000 annual increases until the end of the lease in 2036. The Company adjusted the value of the property and the lease obligation based on the revised payment schedule, resulting in an increase to buildings and lease obligation of $1.5 million. This lease is classified as a finance lease. There were no other lease assets or lease obligations recorded on World View’s balance sheet on of December 31, 2022 or 2021.
The right of use assets associated with the finance lease was as follows as of December 31:

(in thousands)	2022	2021
Corporate office, land, and manufacturing facility	$16,093	$16,093
Less accumulated depreciation and amortization	(2,945)	(2,567)

Property held under finance lease—Net	$13,148	$13,526

Undiscounted future lease payments under the finance lease as of December 31, 2022, are as follows:

(in thousands) Years Ending December 31
2023	$1,340
2024	1,080
2025	1,140
2026	1,200
2027	1,260
Thereafter	19,040

Total minimum lease payments	25,060
Less amount representing interest	(8,416)

Total present value of minimum lease payments	$16,644

Included in the above schedule is $320,000 relating to lease payments that were due in 2022 and unpaid as of December 31, 2022. Of these payments, $259,000 related to interest and is included in accrued expenses and other current liabilities on the balance sheet and the remaining $61,000 is included in the current portion of finance lease obligations.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

The discount rate and remaining term for this lease were 4.7% and 14 years, respectively, as of December 31, 2022. Activity and cash flow information related to the finance lease for the year ended December 31, 2022 was as follows:

(in thousands)
Amortization of finance lease assets:
Flight services cost of revenue	$56
Research and development	2
General and administrative	305

Total amortization expense	363
Deferred cost of revenue	15

Total amortization of finance lease	378
Interest on obligations under finance leases	781

Total amortization and interest on finance lease	$1,159

Operating cash outflows from finance leases	$522
Financing cash outflows from finance leases	89
In January 2023, the Pima County Lease was further amended. See Note 16 for additional information.
Short-term Leases
The Company enters into short-term operating leases as needed for office and storage space as well as equipment. Rent expense related to short-term operating leases was as follows for the years ended December 31, 2022 and 2021, respectively.

(in thousands)	2022	2021
Flight services cost of revenue	$163	$2
Research and development	273	144

Total	$436	$146

Future minimum lease payments under finance leases as of December 31, 2021 (previously capital leases) were as follows:

(in thousands)
Years Ending December 31
2022	$930
2023	1,020
2024	1,080
2025	1,140
2026	1,200
Thereafter	20,300

Total minimum lease payments	25,670
Less amount representing interest	(8,937)

Total present value of minimum lease payments	$16,733

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

8.	Income Taxes
There was no income tax provision for the years ended December 31, 2022 and 2021.
The reconciliation of federal statutory income tax to the Company’s provision for income taxes for the years ended December 31, 2022 and 2021, is as follows:

(in thousands)	2022	2021
Expected benefit at statutory federal rate	$(7,482)	$(4,373)
State tax, net of federal benefit	(1,311)	(550)
Tax exempt loan forgiveness	—	(792)
Derivative liability on convertible debt	—	2,046
Tax credits	(1,592)	(227)
Change in unrecognized tax benefit	1,592	227
Change in valuation allowance	8,628	3,564
Other	165	105

Provision for income taxes	$—	$—

Deferred Income Tax
The Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021, were as follows:

(in thousands)	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$26,009	$21,547
Derivative liability	1,819	—
Research and development expenditures capitalization	4,246	—
Stock-based compensation expense	914	648
Deferred revenue	828	608
Start-up expenses	443	493
Other	697	508

Gross deferred tax assets	34,956	23,804
Deferred tax liabilities:
Convertible notes debt discount	(2,389)	—
Other	(135)	—

Gross deferred tax liabilities	(2,524)	—

Net deferred tax assets before valuation allowance	32,432	23,804
Valuation allowance	(32,432)	(23,804)

Net deferred income tax assets (liabilities)	$—	$—

As of December 31, 2022, the Company has estimated federal and state net operating loss (“NOL”) carryforwards of $104.9 million and $102.9 million for federal and combined state income tax purposes,

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

respectively. Of the federal NOL carryforwards, $21.6 million are scheduled to expire from 2033 through 2037, while the remaining $83.3 million of NOLs do not expire. Of the state NOL carryforwards, $102.6 million are scheduled to expire from 2033 through 2042, while the remaining NOLs do not expire.
Additionally, the Company also has $2.5 million, and $1.4 million of federal and state research and development tax credit carryforwards, respectively. The federal and state tax credits expire at various dates beginning in 2034 and 2030, respectively. However, these credit carryforwards have been treated as unrecognized tax benefits in the financial statements since the credits are considered uncertain tax positions as of December 31, 2022.
In the second quarter of 2020 and the first quarter of 2021, the Company obtained loans under the Paycheck Protection Program facilitated by the U.S. Small Business Administration. Each loan was for $1.9 million. In 2021, both loans were forgiven in full in accordance with the terms of the Paycheck Protection Program and the resultant gain on forgiveness of debt was determined to be exempt from tax.
The Internal Revenue Code contains provisions that limit the utilization of net operating loss carryforwards and tax credit carryforwards if there has been an ownership change. Such ownership change, as described in Section 382 of the Internal Revenue Code, may limit the Company’s ability to utilize its net operating loss carryforwards and tax credit carryforwards on a yearly basis. To the extent that any single-year limitation is not utilized to the full extent of the limitation, such unused amounts are carried over to subsequent years until the earlier of utilization or the expiration of the relevant carryforward period. The Company has not made a determination as to whether such ownership change has taken place based on the current year as well as prior years’ equity transactions, which may impact the ability to utilize losses on a yearly basis.
Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the Company’s deferred tax assets. A lack of objective positive evidence limits the ability to consider other subjective evidence, such as projections for future growth. On the basis of this evaluation, a valuation allowance of $32.4 million and $23.8 million has been recorded as of December 31, 2022 and 2021, respectively.
Unrecognized Tax Positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2022	2021
Unrecognized tax benefits, January 1	$1,876	$1,656
Decreases related to prior-year tax positions	(382)	(413)
Increases related to current-year tax positions	2,111	633

Unrecognized tax benefits, December 31	$3,605	$1,876

Included in the balance of unrecognized tax benefits as of December 31, 2022 and 2021, is $3.3 million and $1.7 million, respectively, of tax benefits that, if recognized, would result in adjustments to deferred taxes with a corresponding adjustment to the valuation allowance.
Interest accrued related to unrecognized tax benefits and penalties is recognized as income tax expense. Related to the unrecognized tax benefits noted above, there were no accrued penalties or interest as of December 31, 2022 and 2022, nor were any penalties or interest expense recognized for the two periods.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2022, the 2013 through 2022 tax years are subject to examination by tax authorities due to the loss carryforwards from those periods.

9.	Debt
Debt as of December 31, 2022 and 2021, consisted of the following:

(in thousands) Description	2022	2021
Bank loan	$4,833	$5,000
Unsecured promissory notes	1,910	—

Total debt	6,743	5,000
Current portion of debt	(6,743)	(1,000)

Long-term debt, net of current portion	$—	$4,000

All debt as of December 31, 2022 is current.
Bank Loan
On September 12, 2016 the Company entered into a loan and security agreement with Silicon Valley Bank (“SVB”), including a credit facility. Subsequently, this agreement was amended several times, including an amendment in November 2021, at which time the principal amount outstanding was $3.2 million. The Company received an additional $1.8 million of cash proceeds at the time of the amendment, bringing the total balance to $5.0 million. Terms of the amended agreement require 30 equal principal payments of $167,000 from July 2022 through December 2024. In addition to the principal payments, the current loan agreement requires monthly interest payments based on the higher of 1) current prime interest rate plus a margin of 1.25% or 2) 4.5%. Substantially all of the Company’s assets serve as collateral against the outstanding loan.
The 2021 amendment was accounted for as a debt extinguishment because the change in the present value of cash flows of the debt exceeded 10%. As a result of the extinguishment, the Company recognized a $371,000 loss representing the difference between the carrying value of the original instrument and the refinanced instrument, including approximately $122,000 of fees paid to SVB, and $121,000 of fair value of warrants issued to SVB in connection with the refinancing (see Note 11).
During the year ended December 31, 2021, the Company amortized a total of $151,000 related to deferred finance costs and debt discount on the bank loan, including accretion of the warrant discount. There was no amortization in the year ended December 31, 2022 and as of both December 31, 2022 and 2021 there were no unamortized debt issuance costs.
The Company must comply with certain financial and
non-financial
covenants, including maintaining an exclusive banking relationship with SVB, holding a minimum balance in cash accounts and submitting monthly compliance reporting. As of December 31, 2022, the Company was not in compliance with the minimum cash balance requirement, nor had submission of timely monthly compliance reports been submitted on a timely basis.
As of December 31, 2022, past due principal payments totaled $0.8 million. The past due amounts constitute an event of default and SVB may declare the entire loan immediately due and payable. As such, all amounts due under this loan are included in the current portion of debt in the balance sheet.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Unsecured promissory notes
During the year ended December 31, 2022 World View entered into $1.9 million in unsecured promissory notes all of which were outstanding as of December 31, 2022, including a note for $1.0 million that was due in 2022 and had not been paid. The $1.0 million note bears interest at 10% per year. The remaining notes bear interest at 5% and are due to the noteholders upon demand.
Paycheck Protection Program Loans
In the second quarter of 2020 and the first quarter of 2021, the Company obtained loans under the Paycheck Protection Program facilitated by the U.S. Small Business Administration through SVB. Each loan was for $1.9 million. In 2021, both loans were forgiven in full in accordance with the terms of the Paycheck Protection Program resulting in a gain on forgiveness of debt.

10.	Convertible Promissory Notes
Notes converted in the Year Ended December 31, 2021
During 2021 and 2020, the Company issued $4.9 million and $5.2 million respectively in convertible promissory notes with annual interest of 5.0%. The convertible promissory notes were due upon notice from holder. The notes also specified that upon completion of an equity financing of at least $10 million or $14 million (depending on individual agreements), excluding the conversion of the convertible notes (a “Qualified Financing”), the outstanding principal amount and accrued and unpaid interest would be automatically converted into equity securities sold in the Qualified Financing (“Equity Securities”) at a conversion price equal to the lower of the following:

•	Cash price paid per share for Equity Securities by the investors in the Qualified Financing multiplied by 0.80 or 0.825 (the “In Substance Put Option”).

•	The Series C preferred stock original issuance price of $2.5742
These convertible notes also contained a change of control put option, whereby in the event the Company consummated a change of control while the convertible notes are outstanding, it would repay the holders an amount equal to the outstanding principal amount of the convertible notes, plus any unpaid accrued interest on the original principal, plus a repayment premium equal to 100%—300% of the outstanding principal amount of the convertible notes (the “Change of Control Put Option”).
During the year ended December 31, 2021, the Company executed an equity preferred stock financing round in which it raised $20.0 million and issued 29,610,767 of Series
C-1
Preferred Stock. This constituted a Qualified Financing event as defined by the convertible notes outstanding at that time. As a result of this Qualified Financing event, $16.9 million of convertible note principal and $0.9 million of accrued interest was converted into 26,971,324 shares of Series
C-2
and 5,922,962 shares of Series
C-3
Preferred Stock, collectively. A gain on conversion of notes payable of $2.7 million, including the extinguishment of derivative liabilities of $3.9 million, was recognized. There were no convertible notes outstanding as of December 31, 2021.
The In Substance Put Option and the Change of Control Put Option related to these convertible notes qualified as embedded derivatives. See further discussion below.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Notes issued in the Year Ended December 31, 2022
In December 2021, after the Qualified Financing event, the Company authorized the further issuance of up to $25.0 million in aggregate principal amount of new convertible notes of which $20.4 million were issued in 2022 with cash proceeds of $16.9 million received in 2022 and $3.5 million received in 2021 as an advance on convertible notes.
The convertible promissory notes were issued in two series: the Series A Notes (the “2022 Series A Notes”) mature on December 31, 2024 and bear interest at 4.0% per annum. The Series B Notes (the “2022 Series B Notes”) mature on December 31, 2024 and bear interest at 6.0% per annum. The 2022 Series A Notes and the 2022 Series B Notes also specify that upon completion of an equity financing (a “Series A and B Qualified Financing”), the outstanding principal amount and accrued and unpaid interest would be automatically converted into equity securities sold in the 2022 Series A and B Qualified Financing at a conversion price equal to the lower of the following:
Cash price paid per share for the equity securities by the investors in the Qualified Financing multiplied by 0.80.
In the case of the 2022 Series B Notes: the quotient of dividing $150 million by the number of outstanding shares of common stock immediately prior to the transaction on a fully diluted basis (collectively, the “2022 In Substance Put Option”)
These convertible notes also contain a change of control put option, whereby in the event the Company consummates a change of control while the convertible notes are outstanding, the Company would repay the holders an amount equal to the outstanding principal amount of the convertible notes, plus any unpaid accrued interest on the original principal (the “2022 Change of Control Put Option”).
In the event the 2022 Series A and B Notes are outstanding when the Company closes a merger with a Special Purpose Acquisition Company (a “SPAC”, and a “SPAC Merger”), the principal balance of the 2022 Series A Notes and any accrued interest will convert automatically into common shares of the SPAC at a conversion price equal to the deemed price per share of the publicly traded common stock of the SPAC multiplied by 0.80 (the “SPAC Conversion.”)
Further, in the event of completion of an initial public offering or a direct listing of the Company’s common stock on a national securities exchange, the 2022 Series A Notes and 2022 Series B Notes will convert in full into common stock at the initial public offering price or 80% of the direct listing price. The 2022 In Substance Put Option and the 2022 Change of Control Option related to these convertible notes qualify as embedded derivatives. See further discussion below in this note.
No convertible notes were outstanding as of December 31, 2021. Composition of the convertible notes as of December 31, 2022 was as follows:

(in thousands)	2022
Convertible promissory notes	$20,365
Unamortized debt discount	(9,699)
Unamortized debt issuance costs	(147)

Convertible promissory notes—net	$10,519

During the year ended December 31, 2022 and 2021, the Company recorded debt discounts of $13.0 million and $2.4 million, respectively, related to the redemption features on the convertible notes that were accounted for as derivative liabilities.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Debt discount and deferred financing costs are amortized using the effective interest method. Amortization of the debt discount and deferred financing costs was $3.4 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively.
Derivative Liability
The various put options on the above convertible notes are embedded derivative liabilities requiring bifurcation. The initial fair value of the derivative liability related to the notes issued in 2022 and 2021 was estimated to be $13.0 million and $3.1 million, respectively, and was recorded as an offset to the convertible promissory notes up to the principal value of the convertible notes. The Company recognized a loss of $0.6 million during the year ended December 31, 2021 for the value of the derivative liability in excess of the principal value of the convertible notes. As a result of the Qualified Financing event, derivative liabilities with a fair value of $3.9 million during the year ended December 31, 2021 at the time of the Qualified Financing event were extinguished upon conversion of the notes payable as described above.
The following summarizes activity associated with the derivative liability for the years ended December 31, 2022 and 2021:

(in thousands)
Balance at December 31, 2020	$7,622
Increase due to redemption feature on new convertible notes	2,402
Loss from derivative liability value in excess of convertible note principal at issuance	603
Change in fair value of derivative liabilities	(6,702)
Extinguishment due to conversion of convertible notes	(3,925)

Balance at December 31, 2021	—
Increase due to issuance of new convertible notes	13,041
Change in fair value of derivative liabilities	(5,696)

Balance at December 31, 2022	$7,345

11.	Warrants
Common Stock Warrants
Common stock warrants granted in conjunction with bank loans are noted below:

Number of Warrants	Exercise Price per Share	Expiration Date
90,000	$0.72	9/12/2026
66,200	$0.86	9/20/2028
143,824	$0.86	1/28/2030
143,824	$0.86	5/4/2030
361,374	$0.35	10/28/2031

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Common stock warrants are accounted for as a liability on the balance sheet. The warrants are not considered indexed to the Company’s stock because in the event of an acquisition of the Company, the warrant price will be reduced to the greater of $1.00 or the aggregate par value of shares, which is not consistent with the pricing for a fixed-for-fixed
option on equity shares, and equity classification is therefore precluded. The Company accounted for the value of the stock warrants as a debt discount. The initial fair value of the warrants granted in 2021 was estimated to be $121,000. No warrants were granted in 2022.
The following inputs were used in the Black-Scholes option pricing model to determine the fair value of the warrants to purchase common stock:

	December 31, 2022	December 31, 2021	October 28, 2021
Weighted average risk-free interest rate	3.92%	1.48%	1.52%
Common stock price	$0.37	$0.46	$0.41
Volatility	68.0%	76.0%	78.0%
Weighted average estimated term (in years)	7.6	8.4	10.0
Dividend rate	0.00%	0.00%	0.00%
The volatility assumption was based on historical volatilities of publicly traded industry competitors. The estimated term is based on management’s expected remaining time to exercise of the warrants and the risk-free interest rate assumption is based on yields of U.S. Treasury Notes with terms comparable to the expected term. Management does not anticipate paying a dividend and, therefore, no expected dividend yield was used. The common stock price is estimated using a variety of factors as discussed in Note 2, such as estimated future cash flows, comparable public company information, and probabilities of future liquidation scenarios. The assumptions used in the Black-Scholes option-pricing model are inherently subjective and involve significant judgement.
As of December 31, 2022, none of the common stock warrants issued had been exercised.
Series C Preferred Stock Warrants
In July 2018 the Company entered into a $3.0 million development agreement with
In-Q-Tel, Inc.
In conjunction with the agreement, the Company entered into a warrant agreement to issue 582,705 Series C preferred stock warrants which were accounted for as a sales incentive. The warrants have an exercise price of $0.01, expire on July 17, 2028 and vest based on performance conditions set out in the agreement. As of December 31, 2022, 378,758 warrants had vested, with no warrants vesting in 2022 or 2021. The fair value is determined using an option pricing model. Because the vesting is subject to performance conditions, a warrant liability is recognized based on the fulfillment of the performance conditions with an offset to either deferred cost of revenue or revenue depending on whether the revenue has been earned. As of December 31, 2022 and 2021, $0 was included in deferred cost of revenue related to the vested warrants.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

The following inputs were used in the Black-Scholes option pricing model to determine the fair value of the warrants to purchase Series C preferred stock:

	As of December 31,
	2022	2021
Risk-free interest rate	3.99%	1.44%
Preferred stock price	$2.21	$1.96
Volatility	68.0%	76.0%
Contractual term (in years)	5.5	6.5
Dividend rate	0.00%	0.00%
The volatility assumption was based on historical volatilities of publicly traded industry competitors. The estimated term is based on management’s expected remaining time to exercise of the warrants and the risk-free interest rate assumption is based on yields of U.S. Treasury Notes with terms comparable to the expected term. Management does not anticipate paying a dividend and, therefore, no expected dividend yield was used. The preferred stock price is estimated a variety of factors such as estimated future cash flows, comparable public company information, the rights and privileges of the Company’s preferred stock instruments, and probabilities of future liquidation scenarios. The assumptions used in the Black-Scholes option-pricing model are inherently subjective and involve significant judgement.
Convertible Note Financing Warrants
In connection with the preferred series
C-1
financing discussed in Note 13 below, the Company also issued a total of 32,382,030 warrants to purchase common stock at an exercise price of $0.01 per share for a period of approximately five years following the Qualified Financing described above, to certain convertible note holders that converted into Series
C-2
and
C-3
Preferred Stock. Prior to the Qualified Financing event, the warrants represented the right to purchase a total of approximately 26% of the Company’s fully diluted capitalization. When issued, the common stock warrants were accounted for as a liability on the balance sheet.
The fair value of the common stock warrants issued in connection with the 2021 convertible note financing was estimated using an option-pricing model. The following inputs were used in the Black-Scholes option pricing model to determine the fair value of the common stock warrants issued in connection with the convertible note financing at issuance and at the time of the Qualified Financing event:

	July 2, 2021	April 8, 2021
Risk-free interest rate	0.87%	0.20%
Common stock price	$0.31	$0.22
Volatility	77.0%	81.0%
Contractual term (in years)	4.8	5.0
Dividend rate	0.00%	0.00%
Upon closing of the Qualified Financing event in July 2021, the fair value of the warrant liability was reclassified to permanent equity as the warrants became a fixed price instrument.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

The following summarizes activity associated with the warrant liabilities for the years ended December 31, 2022 and 2021:

(in thousands)	Bank Common Stock Warrants	Series C Preferred Warrants	Convertible Note Common Stock Warrants	Total Warrant Liability
Balance at December 31, 2020	$236	$928	$—	$1,164
Increase due to issuance of new warrants	121	—	7,124	7,245
Change in fair value of warrants	(98)	(189)	2,620	2,333
Reclassification of warrants to permanent equity	—	—	(9,744)	(9,744)

Balance at December 31, 2021	259	739	—	998
Change in fair value of warrants	(81)	96	—	15

Balance at December 31, 2022	$178	$835	$—	$1,013

The total impact to the statement of operations for the years ended December 31, 2022 and 2021 related to the warrants and including the impact of the April 2021 warrants issued to convertible note holders was a loss of $15,000 and $9.5 million, respectively.

12.	Commitments and Contingencies
World View has received tax credits related to certain research and development activities performed from 2016 through 2020 for which the Company may have been ineligible. Management believes it is not probable that the credits will be rescinded. As such, a liability has not been recorded. Should the Company be required to partially or fully return these credits, management estimates the contingency to be between $120,000 and $0.7 million.
In addition to the above contingency, because of the nature of its activities, the Company is subject to various pending and threatened legal actions that may arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

13.	Redeemable Preferred Stock and Stockholders’ Deficit
Common Stock
The Company is authorized to issue 181,790,000 shares of common stock, of which 5,260,205 shares were issued and 5,240,205 were outstanding as of both December 31, 2022 and 2021. The par value of common stock is $0.00001 per share. Certain common stock shares are subject to restrictions on transferability to parties other than beneficiaries, trusts, or certain relatives, which lapse over time. As of both December 31, 2022 and 2021, 33,187,252 shares underlying common stock purchase warrants were subject to restrictions on transferability.
The holder of each share of common stock has the right to one vote for each share and is entitled to notice of any stockholders’ meeting and to vote upon certain events. In the event of any liquidation event, only upon completion of distribution of proceeds to preferred stockholders, all of the remaining proceeds available, if any, shall be distributed among common stockholders’ pro rata based on the number of shares held by each.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Preferred Stock
The following summarizes activity associated with redeemable preferred stock for the years ended December 31, 2022 and 2021:

	Redeemable Preferred Stock
	Series A		Series B		Series C		Total
(in thousands, except share data)	Shares	Amount	Shares	Amount	Shares	Amount	Amount
BALANCE—December 31, 2020	667,580	$1,764	6,335,858	$13,826	9,711,752	$24,875	$40,465
Issuance of preferred stock	—	—	—	—	30,632,331	20,629	20,629
Conversion of convertible notesto preferred stock	—	—	—	—	32,894,286	17,875	17,875

BALANCE—December 31, 2021	667,580	1,764	6,335,858	13,826	73,238,369	63,379	78,969

BALANCE—December 31, 2022	667,580	$1,764	6,335,858	$13,826	73,238,369	$63,379	$78,969

As of December 31, 2022 and 2021, the following shares of Preferred Stock authorized and issued and were outstanding:

(in thousands, except share data)
Preferred Stock	Shares Authorized	Shares Issued and Outstanding	Carrying Value at December 31, 2022 and 2021
Series A	667,580	667,580	$1,764

Series B	6,335,858	6,335,858	$13,826

Series C	10,294,457	9,711,752	$24,875
Series C-1	30,721,170	30,632,331	20,629
Series C-2	26,971,324	26,971,324	14,574
Series C-3	5,922,962	5,922,962	3,301

Total Series C	73,909,913	73,238,369	$63,379

Deemed Liquidation Event
A deemed liquidation event is considered to occur upon any merger, consolidation, sale, lease, or transfer of all assets of the company, or a capital stock transfer in which a person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company. In the event of a deemed liquidation event, the Preferred Stock is eligible for redemption. The Preferred Stock has been recorded outside of permanent equity because the terms of the deemed liquidation event would cause redemption of the Preferred Stock that is outside of the Company’s control.
Voting Rights
The Preferred Stock is entitled to vote the equivalent of the common shares into which each share is convertible.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

The holders of Series A preferred stock, voting together as a separate class, are entitled to elect one member of the board of directors. The holders of Series B preferred stock, voting together as a separate class, are entitled to elect two members of the board of directors.
The holders of Series C preferred stock, voting together as a separate class, are entitled to elect one member of the board of directors. The holders of record of the shares of common stock of the Company, voting together as a separate class, are entitled to elect two members of the board of directors. The holders of Series
C-1,
C-2
and
C-3
are not entitled to elect a member of the Board of Directors.
Conversion
Each share of Preferred Stock is convertible at any time, without the payment of additional consideration, into common stock as determined by dividing the original issuance price by the conversion price in effect at the time of conversion.
The Preferred Stock are convertible into common stock based on the following conversion prices:

Preferred Stock	Original Issue Price	Conversion Ratio	Conversion Price	Shares Issuable Upon Conversion
Series A	$2.6700	2.2647	$1.178995	1,511,878
Series B	$2.2128	2.1033	$1.052040	13,326,471
Series C	$2.5742	2.2338	$1.152373	21,694,355
Series C-1	$0.6754	1.0000	$0.675430	30,632,331
Series C-2	$0.5403	1.0000	$0.540344	26,971,324
Series C-3	$0.5572	1.0000	$0.557230	5,922,962
The Series C Preferred Stock will automatically convert into common shares upon the closing of an initial public offering with a valuation of at least $100 million and gross proceeds to the Company of at least $50 million.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the corporation either voluntary or involuntary, the holders of Series B preferred stock and all Series C preferred stock will be entitled to receive, on a pari passu
basis, prior and in preference to any distribution of any of the Company’s assets to the holders of Series A preferred stock or common stock by reason of their ownership thereof, an amount equal to 100% of the original issue price, as noted in the table above, as applicable, for each share of Series B and Series C preferred stock held by them (the “Series B&C Preference Amount”), plus all declared but unpaid dividends on such shares (“Outstanding Dividends”). If, upon the occurrence of such event, the assets of the Company available for distribution to its stockholders is insufficient to permit the payment to such holders of the full Series B&C Preference Amount in the aggregate, plus Outstanding Dividends, the entire assets of the Company available for distribution will be distributed ratably among the holders of Series B preferred stock and all Series C preferred stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
For Series A preferred stock, in the event of any liquidation, after the Series B&C Preference Amount has been paid out in full, the holders of Series A preferred stock will be entitled to receive, on a pari passu basis

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

prior and in preference to any distribution of any of the Company’s assets to the holders of common stock by reason of their ownership thereof, an amount equal to the greater of (i) the Series A original Issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A preferred stock been converted into common stock immediately prior to such liquidation event (“Series A Preference Amount”).
If, upon the occurrence of such event, the assets of the Company available for distribution to its stockholders is insufficient to permit the payment to such holders of the full Series A Preference Amount in the aggregate, plus Outstanding Dividends, the entire assets of the Company available for distribution after payment to such holders of the full Series A Preference Amount in the aggregate, plus Outstanding Dividends, the entire assets of the Company available for distribution after payment in full of the Series B&C Preference Amount plus Outstanding Dividends will be distributed ratably among the holders of Series A preferred stock, on a pari passu
basis, in proportion to the full Series A Preference Amount and Outstanding Dividends each such holder otherwise would have been entitled to receive.
Dividends
In any calendar year, the holders of outstanding shares of preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any funds at the time legally available therefore, in an amount equal to 8% of the original issuance price for the specific series of preferred shares. These dividends are payable in preference and priority to any declaration or payment of any dividend on common stock of the Company in any calendar year. No declaration or payment of any dividend will be made with respect to the common stock unless dividends on the preferred stock have been declared and all declared dividends on the preferred stock have been paid or set aside for payment to the preferred stockholders. The right to receive dividends on shares of preferred stock shall not be cumulative. No right to dividends shall accrue to holders of preferred stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of preferred stock will be on a pro rata, pari passu
basis, in proportion to the dividend rates for each series of preferred stock.
The holders of the common stock are entitled to receive dividends, when, as and if declared by the board of directors, out of any assets of the Company legally available therefore, subject to the conditions stated in the preceding paragraph, until the amount of such dividends per share of common stock equals the declared dividends on the preferred stock. Therefore, additional dividends will be declared pro rata on the common stock and the Series A preferred stock and the Series B preferred stock, on a pari passu
basis, according to the number of shares of common stock, Series A preferred stock, Series B preferred stock, and Series C preferred stock held by such holders, calculated on an as-converted
to common stock basis.
No dividends have been declared by the board of directors for the years ended December 31, 2022 and 2021.
Preferred Series
C-1
Financing
In July 2021, the Company executed an equity preferred stock financing round in which it raised $20.0 million in gross proceeds and issued 29,610,767 shares of Series
C-1
Preferred Stock. An additional 1,021,564 shares of Series
C-1
Preferred Stock for cash proceeds of $0.7 million were sold in December 2021. The Company paid closing costs of $61,000 related to this financing round which were recorded as a reduction of the preferred stock balance. This financing round constituted a Qualified Financing event as defined by the convertible notes outstanding further discussed in Note 10. As a result of this Qualified Financing event and in accordance with the convertible notes’ terms, $17.9 million of convertible note

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

principal and interest was converted into 26,971,324 shares of Series
C-2
and 5,922,962 shares of Series
C-3
Preferred Stock, collectively.
Treasury Shares
Ordinary shares of the Company that are repurchased are recorded as treasury shares at cost and are included as a component of statements of changes in redeemable preferred stock and stockholders’ deficit.

14.	Stock-Based Compensation
The Company has one equity incentive plan which began in 2014 and was amended and restated in the fiscal years 2016, 2018 and 2019. In June 2021, the equity incentive plan was amended to allow for an additional 4,728,156 awards to be issued under the plan. In July 2021, the CEO forfeited a total of 2,146,577 stock options for no consideration, of which 912,581 were exercisable at the time of forfeiture. In December 2021, the equity incentive plan was further amended to allow for an additional 15,325,534 share awards. Concurrently with this increase, the Company awarded a total of 24,618,965 common stock options with an exercise price of $0.35 per share, vesting monthly over a four-year period from the date of grant with a one-year
cliff vesting of 25% of the awards. The Company’s CEO was awarded 12,549,017 stock options, of which 8,627,449 were vested immediately. A maximum of 25,988,883 shares of common stock may be issued pursuant to the equity incentive plan. As of December 31, 2022, 813,023 shares are currently available for issuance.
The plan allows a committee appointed by the board of directors to grant stock options, designated as incentive or non-statutory,
and stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards to employees, directors, and consultants. Equity awards are granted with an exercise price per share that the committee determines to be equal to at least the estimated fair value of the underlying stock on the date of grant.
No options were granted in the year ended December 31, 2022. For the year ended December 31, 2021, the following assumptions were used to estimate the call price of options granted:

2021
Weighted-average exercise price	$0.35
Risk-free interest rate	1.29%
Volatility	62.0%
Expected term (in years)	6.3
Dividend Rate	0.00%

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Stock option activity for the years ended December 31, 2022 and 2021, is summarized as follows:

	Options	Weighted- Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (In Years)
Outstanding—January 1, 2021	3,985,564	$0.85	8.0
Granted	24,618,965	0.35	10.0
Exercised	(1,250)	0.86
Forfeited	(2,937,854)	0.86

Outstanding—December 31, 2021	25,665,425	0.37	9.8
Forfeited	(641,856)	0.42

Outstanding—December 31, 2022	25,023,569	0.37	8.8

Exercisable—December 31, 2022	15,809,438	0.38	8.7

Outstanding options include one of the following vesting terms:
(a) 4-year
vesting term, with the first 25% vesting following the
one-year
anniversary, and the remaining vesting occurs ratably over the subsequent 36 months, (b) equal vesting over 48 months, or (c) immediate vesting at the time of grant. Weighted average grant date fair value for options granted in 2021 was $0.60. All options have a
10-year
contractual term.
Stock-based compensation expense is recognized ratably over the vesting period. For the years ended December 31, 2022 and 2021, amounts charged to operations for stock-based compensation were as follows:

(in thousands)	2022	2021
Research and development	$132	$78
Selling and marketing	9	13
General and administrative	1,601	2,734

Total	$1,742	$2,825

As of December 31, 2022, there was $2.3 million in total unrecognized compensation cost, which is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of shares vested during the year ended December 31, 2022, was $1.7 million.

15.	Employee Benefit Plans
The Company offers a 401(k) and profit-sharing plan for its employees. Employees become eligible to participate in the plan after completing one month of service in which they worked at least 1 hour. There are no limits on after-tax
employee contributions. All Company contributions are discretionary and subject to approval of the company. There were no contributions from the Company to the plan for the years ended December 31, 2022 and 2021.

16.	Subsequent Events
The Company has evaluated subsequent events through April 6, 2023, the date the financial statements were available to be issued, for events requiring recognition or disclosure in the financial statements for the year ended Dec ember 31, 2022.

WORLD VIEW ENTERPRISES, INC.
Notes to the Financial Statements
As of and for the years ended December 31, 2022 and 2021

Business Combination
In January 2023, World View announced that it had entered into a definitive business combination agreement with Leo Holdings Corp. II (“Leo”), a publicly traded special purpose acquisition company. Under the terms of the proposed transaction, a wholly owned subsidiary of Leo will merge with World View, resulting in the Company becoming a publicly listed company. The transaction remains subject to customary closing conditions. Upon a successful closing of the transaction, the combined company will continue operating as World View.
Pima County Lease
On January 1, 2023, the Company entered into a new lease with Pima County for its office and manufacturing facility. The new lease includes an initial term of five years, followed by four, five-year optional renewal terms. Base rent for the first year is $1.0 million and increases 2.5% each year for the initial term. Base rent for the first year of each renewal term will be based on the fair market rent as determined by a third-party appraiser. Each subsequent year of a renewal term, base rent will increase by 2.5%.
Subject to the exercise of options and payment of fees within the first 24 months following the effective date, the lease also includes a purchase option for the facility at a price of $14.4 million as well as a right of first refusal for approximately six acres of unimproved real property adjacent to the leased property. As a condition to the lease and purchase, World View is required to maintain specified levels of employment at the facility.
Convertible Notes
Subsequent to December 31, 2022, the Company received cash proceeds of $4.0 million from the issuance of convertible notes, of which $1.9 million was from an affiliate of Leo. Additionally, $0.5 million of accounts payable and $0.9 million of unsecured promissory notes were converted to convertible notes. The convertible notes mature December 31, 2024 and bear interest at 4% per annum and have substantially similar terms as the 2022 Series A Notes.
Silicon Valley Bank
On March 13, 2023 the California Department of Financial Protection & Innovation declared the Company’s sole financial banking institution, Silicon Valley Bank (“SVB”), insolvent and appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. To help with the resolution of SVB, the FDIC created the Deposit Insurance National Bank of Santa Clara, which will serve as a bridge bank to facilitate access to SVB deposits insured by the FDIC. Further on March 13, the FDIC issued a press release stating that all deposits are fully protected by the FDIC. The Company has received access to all deposited amounts.
The Company has a term loan and outstanding warrants to purchase common stock of the Company with SVB as noted in Notes 9 and 11. The terms and conditions of the term loan and related warrants remain unchanged.
*  *  *  *  *  *

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LEO HOLDINGS CORP. II,

GLIMPSE MERGER SUB, INC.,

GLIMPSE MERGER SUB II, LLC

and

WORLD VIEW ENTERPRISES INC.

Dated as of January 12, 2023

This document is not intended to create nor shall it be deemed to create a legally binding or enforceable offer or agreement of any type or nature, unless and until agreed to and duly executed and delivered by the Parties. Document remains subject to confirmatory diligence.

ii

EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Parent Certificate of Incorporation
Exhibit C	Form of Parent Bylaws
Exhibit D	Form of Company Stockholder Support Agreement
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Sponsor Agreement
Exhibit G	Form of Letter of Transmittal
Exhibit H	Form of Surviving Company Governing Documents

SCHEDULES

Schedule A	Stockholder Agreements
Schedule B	Key Company Stockholders

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 12, 2023 (this “Agreement”), is made and entered into by and among Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance herewith, “Parent”), Glimpse Merger Sub, Inc., a Delaware corporation and a direct and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and a direct and wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and World View Enterprises Inc., a Delaware corporation (the “Company”). Parent, the Merger Subs and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.

WHEREAS, Parent is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, each of the Merger Subs is a newly formed, wholly owned, direct subsidiary of Parent, and was formed for the purpose of the Mergers;

WHEREAS, at least one day prior to the Closing Date and following the Parent Share Redemption, (a) Parent shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Sections 206 to 209 of the Companies Act (As Revised) of the Cayman Islands (such deregistration and domestication, including all matters necessary in order to effect such domestication, the “Domestication”), and (b) in connection with and as part of such Domestication, subject to the Required Parent Shareholder Approval, the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B and the Parent Bylaws in substantially the form attached hereto as Exhibit C shall be adopted, in each case, by the Parent Board as constituted immediately following the Domestication;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable Laws, the Parties intend to enter into a business combination transaction by which (a) Merger Sub I shall merge with an into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with an into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Company”), and as a result of which the Company will become a wholly owned Subsidiary of Parent and change its name to “World View Enterprises Operating Company LLC”;

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder, (ii) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (iii) the Mergers, taken together, shall be viewed as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321 that shall qualify as, a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “Intended Tax Treatment”);

WHEREAS, the Parent Board has (a) determined that it is in the best interests of Parent and its shareholders (including its public shareholders) for Parent to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, Parent’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers and the Domestication, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, including the Mergers and the Domestication, by the shareholders of Parent;

WHEREAS, as a condition to the consummation of the transactions contemplated hereby and by the Ancillary Agreements to which it is a party, Parent shall provide an opportunity to the Parent Shareholders to exercise their rights to participate in the Parent Share Redemption, and on the terms and subject to the conditions and limitations, set forth in this Agreement and the applicable Parent Governing Documents in conjunction with, inter alia, obtaining approval from the Parent Shareholders for the transaction contemplated hereby and by the Ancillary Agreements to which it is a party;

WHEREAS, (a) the board of directors of each of Parent and Merger Sub I have (i) determined that the First Merger is advisable, fair and in the best interests of Parent and Merger Sub I, as applicable, and approved this Agreement and the Ancillary Agreements to which it is a party; and (ii) approved the First Merger upon the terms and subject to the conditions set forth in this Agreement and pursuant to the applicable provisions of the DGCL; (b) the board of directors of Merger Sub I has recommended that the sole stockholder of Merger Sub I adopt and approve this Agreement and the First Merger; (c) the board of directors of Parent has: (i) determined that the Second Merger is advisable, fair and in the best interests of Parent; and (ii) approved the Second Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the applicable provisions of the DGCL and the DLLCA; and (d) Parent, in its capacity as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement and the Ancillary Agreements to which it is party;

WHEREAS, the Company Board has (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement and the Ancillary Agreements to which it is a party, (b) approved the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the Company’s performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) recommended adoption and approval of this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby, by the stockholders of the Company;

WHEREAS, on or after December 1, 2022 and prior to the date hereof, the Company entered into subscription agreements (the “Pre-Signing Company Subscription Agreements”) with certain investors (the “Pre-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Pre-Signing Company Investors agreed to purchase convertible notes from the Company (the “Pre-Signing Company Convertible Notes”), such purchases to be consummated within three (3) Business Days following the date hereof (the “Pre-Signing Company Financing”);

WHEREAS, on or following the date hereof, the Company may enter into additional subscription agreements (the “Post-Signing Company Subscription Agreements”) with certain investors (the “Post-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Company Investors agree to purchase convertible notes from the Company (the “Post-Signing Company Convertible Notes”) for an aggregate purchase price of up to $125,000,000 (together with the Pre-Signing Company Financing, the “Company Financings”);

WHEREAS, following the execution and delivery of this Agreement, Parent intends to negotiate and enter into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “Investors”), pursuant to which, among other things, the Investors will agree to subscribe for and purchase, and Parent will agree to issue and sell to the Investors, shares of Parent Common Stock (or notes or other securities convertible into shares of Parent Common Stock) on terms substantially consistent with the terms of the Company Financings, to be consummated substantially concurrently with the Effective Time, on the terms and subject to the conditions set forth therein (such equity financing hereinafter referred to as the “PIPE Financing”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, all Key Company Stockholders have entered into the Support Agreements, dated as of the date hereof (the “Company Stockholder Support Agreements”) in substantially the form attached hereto as Exhibit D, with Parent;

WHEREAS, at the Closing, the Surviving Company, certain of the Company Stockholders and the holders of Parent Ordinary Shares as of the date of this Agreement who are parties to an existing registration rights agreement in respect of the shares of the Parent Ordinary Shares held by such holders shall enter into an amended and restated registration rights agreement in substantially the form set forth in Exhibit E (the “Registration Rights Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent Sponsor, the independent directors of Parent and certain strategic advisors of Parent (collectively, the “Sponsor Parties”) and the Company have entered into that certain Sponsor Agreement, dated as of the date hereof (the “Sponsor Agreement”), with Parent in substantially the form attached hereto as Exhibit F, pursuant to which (a) the Sponsor Parties have agreed to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents that may result from the PIPE Financing, the Business Combination and/or the other transactions contemplated hereunder, (b) the Sponsor Parties have agreed to the provisions set forth in Section 5.18(b) (Exclusivity), (c) the Sponsor Parties has agreed not to effect any sale or distribution of any Parent Class B Ordinary Shares or Parent Private Placement Warrants during the period described therein and (d) the Sponsor Parties have agreed to vote all shares of Parent Common Stock held by such Sponsor Parties in favor of the adoption and approval of this Agreement and the Transaction Proposals; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Mergers as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, on the day after the Domestication, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub I shall merge with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the Surviving Corporation and as a wholly owned Subsidiary of Parent; and all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation. At the Second Effective Time (as defined below), the Surviving Corporation shall merge with and into Merger Sub II, an entity disregarded as separate from Parent for U.S. federal income Tax purposes, in accordance with the DGCL and the DLLCA, whereupon the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall be the surviving limited liability company, and shall remain an entity disregarded as separate from Parent for U.S. federal income Tax purposes, and shall continue to be governed by the laws of the State of Delaware as a wholly owned Subsidiary of Parent, and all of the properties, rights, privileges, powers and franchises of the Surviving Corporation will vest in the Surviving Company, and all of the debts, liabilities, obligations and duties of the Surviving Corporation shall become the debts, liabilities, obligations and duties of the Surviving Company.

Section 1.2 Effective Times.

(a) Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. For the avoidance of doubt, none of the Closing, the Effective Time or the Second Effective Time shall occur on or prior to the date of completion of the Domestication.

(b) First Merger. On the Closing Date, Merger Sub I and the Company shall file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the Parties shall agree and as shall be specified in the First Certificate of Merger. The date and time when the First Merger shall become effective is herein referred to as the “Effective Time”.

(c) Second Merger. On the Closing Date and as soon as reasonably practicable after the Effective Time, Parent shall cause the Surviving Corporation and Merger Sub II to file a duly executed certificate of merger in form and substance reasonably acceptable to the Company and Parent (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL and DLLCA. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Second Certificate of Merger. The date and time when the Second Merger shall become effective is herein referred to as the “Second Effective Time”.

Section 1.3 Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the Effective Time, shall become the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter supplemented or amended in accordance with the terms of the DGCL. At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II, in the forms attached hereto as Exhibit H (the “Surviving Company Governing Documents”) as in effect immediately prior to the Second Effective Time shall become the certificate of formation and amended and restated operating agreement of the Surviving Company, until thereafter supplemented or amended in accordance with their terms and the DLLCA.

Section 1.4 Directors and Officers of the Surviving Corporation and the Surviving Company.

(a) At the Effective Time, subject to Section 5.21, (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time, and (ii) the directors and officers set forth on Schedule 1.4 of the Schedules shall become the directors and officers of the Surviving Corporation, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation. Each person appointed as a director or officer of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the executive officers of the Company prior to the Effective Time shall continue to be the executive officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time, the (i) directors of the Surviving Corporation shall become the managers of the Surviving Company and (ii) executive officers of the Surviving

Corporation shall become the executive officers of the Surviving Company, in each case, in accordance with the terms of the Surviving Company Governing Documents and in accordance with Section 5.21.

ARTICLE II

MERGER CONSIDERATION; EFFECTS OF THE MERGER

Section 2.1 Closing Date Statement.

(a) Not less than three (3) Business Days prior to the Closing, but no earlier than the date of the Parent Shareholder Meeting, Parent shall deliver to the Company a written statement (the “Parent Closing Statement”) setting forth, in reasonable detail, Parent’s good faith estimate of: (i) the amount of Available Cash (for the avoidance of doubt, prior to the payment of any Parent Transaction Expenses) and all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, (ii) the amount of Parent Transaction Expenses paid or required to be paid as of the Closing pursuant to Section 7.4, including all relevant supporting documentation used by Parent in calculating such amounts as may be reasonably requested by the Company, and (iii) the number of shares of Parent Common Stock to be outstanding as of the Closing after giving effect to the Parent Share Redemptions and the issuance of shares of Parent Common Stock pursuant to the Subscription Agreements.

(b) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Draft Closing Date Capitalization Statement”), certified by the Chief Financial Officer of the Company, which sets forth the (i) name, mailing address and email address of each Equity Holder of record on the books and records of the Company, (ii) number, class and type of Equity Interests owned by each Equity Holder, (iii) with respect to each holder of Company Restricted Stock, the number of shares of such Company Restricted Stock which will have vested prior to or on the Closing Date, the number of shares of Company Restricted Stock which will remain unvested as of the Closing Date and the vesting conditions for such Company Restricted Stock, (iv) with respect to each holder of Company Warrants, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Warrants, (v) with respect to each holder of Company Options, the number of shares of Company Common Stock subject to, and the exercise price per share of Company Common Stock of, such Company Options, the number of Company Options which will have vested prior to or on the Closing Date, the number of Company Options which will remain unvested as of the Closing Date and the vesting conditions for such Company Options, (vi) the allocation of the Merger Consideration issuable to each Company Stockholder, (vii) the allocation of Assumed Warrants to be issued to each holder of Company Warrants pursuant to Section 2.8, including the number of shares of Parent Common Stock subject thereto and exercise price with respect to each Assumed Warrant, and (viii) the Aggregate Exercise Price, the Per Share Merger Consideration and the Company Fully Diluted Shares. The Company shall consider in good faith Parent’s comments to the Draft Closing Date Capitalization Statement, which comments Parent shall deliver to the Company no fewer than two (2) Business Days prior to the Closing Date, and revise the Draft Closing Date Capitalization Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Draft Closing Date Capitalization Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent. The Company shall deliver to the Exchange Agent and Parent a final statement (the “Closing Date Capitalization Statement”) as finalized pursuant to this Section 2.1 not less than one (1) Business Day prior to the Closing Date. Parent and the Exchange Agent shall be entitled to rely, and shall have no liability to any Equity Holder or any other Person for relying on, paying cash or issuing any equity under this Agreement (including with respect to the Merger Consideration) in accordance with such Closing Date Capitalization Statement.

(c) Not less than three (3) Business Days prior to the Closing Date, the Company shall provide to Parent (i) an estimated unaudited consolidated balance sheet of the Group Companies as of 12:01 a.m. (New

York time) on the Closing Date and (ii) a written statement (“Closing Statement”) setting forth the Company’s good faith estimates of (A) Closing Cash, (B) Closing Indebtedness and (C) the Company Transaction Expenses as of the Closing, along with final invoices from the applicable service providers to the Company. The Company shall consider in good faith Parent’s comments to the Closing Statement, which comments Parent shall deliver to the Company no fewer than one (1) Business Day prior to the Closing Date, and revise the Closing Statement to incorporate any changes the Company, acting in good faith, determines are appropriate. In connection with preparation and delivery of the Closing Statement, the Company shall provide reasonable supporting detail to evidence the Company’s calculations, explanations and assumptions and any documentation or information as is reasonably requested by Parent.

Section 2.2 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be issued to the Company Stockholders shall be a number of shares of Parent Common Stock equal to the Merger Consideration, which shall be issued to Closing Company Stockholders.

Section 2.3 Effect on Capital Stock. Subject to the provisions of this Agreement:

(a) immediately prior to the Effective Time, the Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (including any Company Preferred Stock issuable in connection with Company Warrants or other equity securities that are exercised in connection with the Closing (including pursuant to Section 2.8)) to be automatically converted into a number of shares of Company Common Stock at the then effective conversion rate as calculated pursuant the Company’s certificate of incorporation. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities;

(b) at the Effective Time, by virtue of the Mergers and without any action on the part of any Person, each share of Company Common Stock (including the shares of Company Common Stock resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs described in Section 2.3(a), 2.10 and 2.11) that is issued and outstanding immediately prior to the Effective Time (other than any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(d)), shall thereupon be converted into, and the holder of such share of Company Common Stock shall be entitled to, the right to receive the Per Share Merger Consideration, in each case, without interest, to the applicable Company Stockholder in accordance with Section 2.5 and Section 2.6; provided that any shares of Company Common Stock converting into shares of Parent Common Stock pursuant to this Section 2.3 that are subject to vesting or substantial risk of forfeiture (within the meaning of Section 83 of the Code) immediately prior to the Effective Time shall be subject to such same vesting (as set forth on Schedule 3.3(b)) or substantial risk of forfeiture in accordance with their terms following the conversion. Notwithstanding anything herein to the contrary, no certificates or scrip representing a fractional share of Parent Common Stock will be issued to any of the Company Stockholders in connection with the issuance of the Merger Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would otherwise be received by such Company Stockholder, such fraction shall be rounded down to the nearest whole share of Parent Common Stock;

(c) all of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 2.3 shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Common Stock shall have been converted in the First Merger;

(d) each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(e) at the Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Section 2.4 Effect of the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Person: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interests of the Surviving Company, which shall constitute one hundred percent (100%) of the outstanding equity interests of the Surviving Company. From and after the Second Effective Time, the membership interests of Merger Sub II shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.5 Delivery of the Merger Consideration.

(a) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Stockholders, evidence of book-entry shares representing a number of whole shares of Parent Common Stock equal to the aggregate Parent Common Stock deliverable to the Company Stockholders pursuant to this Section 2.5(a). Any such amounts or shares of Parent Common Stock in book-entry form deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Agent Fund”. The Exchange Agent Fund shall be subject to the terms of this Agreement and the Exchange Agent Agreement. Subject to Section 2.6, at the Closing, Parent shall cause to be issued or paid from the Exchange Agent Fund to each Company Stockholder that holds Company Common Stock immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the exercise of Company Warrants pursuant to Section 2.8 (if any), but excluding any Company Dissenting Shares and shares of Company Common Stock to be cancelled pursuant to Section 2.3(d)) who has delivered to the Exchange Agent, at least three (3) Business Days prior to the Closing Date, a completed and duly executed Letter of Transmittal, evidence of book-entry shares representing the number of whole shares of the aggregate Parent Common Stock in respect of such Company Common Stock held by such Company Stockholder. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall Parent be required to pay or issue to any Equity Holder or any other Person more than the aggregate amount of the Merger Consideration as allocated in accordance with this Section 2.5.

Section 2.6 Exchange Procedures for Company Stockholders.

(a) Exchange Agent. As promptly as reasonably practicable following the date of this Agreement, but in no event later than fifteen (15) Business Days prior to the Closing Date, Parent shall appoint Continental Stock Transfer & Trust Company (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement reasonably satisfactory to the Company and Parent (the “Exchange Agent Agreement”).

(b) Issuance and Payment Procedures. Not less than fifteen (15) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause the Exchange Agent to mail or otherwise deliver, to each Company Stockholder entitled to receive the Merger Consideration pursuant to

Section 2.3(a), a letter of transmittal in substantially the form of Exhibit G attached hereto, with such changes as may be agreed between the Company and Parent prior to the Closing or as may be reasonably required by the Exchange Agent (the “Letter of Transmittal”), together with any notice required pursuant to Section 262 of the DGCL. Subject to the satisfaction of the conditions in Article VI, in the event that at least three (3) Business Days prior to the Closing Date, a Company Stockholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal (along with all certificates representing shares of Company Common Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock are certificated), then such failure shall not alter, limit or delay the Closing; provided, that such Company Stockholder shall not be entitled to receive its respective portion of the Merger Consideration until such Person delivers a duly executed and completed Letter of Transmittal and its Company Certificates, if any, to the Exchange Agent. Upon delivery of such duly executed Letter of Transmittal and its Company Certificates, if any, by such Company Stockholder to the Exchange Agent, such Company Stockholder shall be entitled to receive, subject to the terms and conditions of this Agreement, the portion of the Merger Consideration in respect of his, her or its shares of Company Common Stock referenced in such Letter of Transmittal. Until surrendered as contemplated by this Section 2.6, each share of Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration to which it has been converted pursuant to this Section 2.6(b). If issuance or payment is to be made to a Person (other than the record or registered Company Stockholder), it shall be a condition to such issuance that any Company Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer, and that the Person requesting such issuance shall deliver any transfer instrument or other document necessary or requested by the Exchange Agent, Parent or the Company to effect such issuance, pay to the Exchange Agent any transfer or other Taxes required as a result of such issuance being made to a Person (other than the record or registered Company Stockholder) or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) No Further Rights. The Merger Consideration issued and paid upon the surrender of Company Common Stock in accordance with the terms of this Section 2.6 shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)), and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Company Common Stock (including shares of Company Common Stock resulting from the exercise of the Company Warrants described in Section 2.8 (if any)) shall cease to have any rights as stockholders of the Company, except as expressly provided in this Agreement or by applicable Law.

(d) Equitable Adjustment. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication), then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock shall be equitably adjusted to reflect such change; provided, that this Section 2.6(d) shall not be construed to permit Parent, Merger Sub or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(e) Dividends. No dividends or other distributions declared with respect to shares of Parent Common Stock, the record date for which is at or after the Effective Time, shall be paid to any Company Stockholder that has not delivered a properly completed, duly executed Letter of Transmittal and its Company Certificates, if any, to the Exchange Agent. After the delivery of such materials, such Company Stockholder shall be entitled to receive any such dividends or other distributions, without any interest thereon, which had become payable with respect to shares of Parent Common Stock issuable to such Company Stockholder.

(f) Company Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Company Dissenting Share shall not be converted into the right to receive its applicable portion of the Merger Consideration or Per Share Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Company Dissenting Share pursuant to Section 262 of the DGCL. Each holder of Company Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Company Dissenting Share shall lose its status as a Company Dissenting Share, then any such share shall immediately be converted into the right to receive its Per Share Merger Consideration as if such share never had been a Company Dissenting Share, and Parent shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, following the satisfaction of the applicable conditions set forth in Section 2.5, and this Section 2.6, its Per Share Merger Consideration as if such share had never been a Company Dissenting Share. The Company shall give Parent (a) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Company Dissenting Share. The Company shall, or shall cause its Affiliates to, enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Merger.

Section 2.7 Reserved.

Section 2.8 Exercise or Assumption of Company Warrants.

(a) Immediately prior to the Effective Time, each Company Warrant that is issued and outstanding, if permissible in accordance with its terms, shall be net exercised for a number of shares of Company Common Stock or Company Preferred Stock, as applicable, in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the Company Common Stock or Company Preferred Stock, as applicable, into which such Company Warrants are exchanged.

(b) At the Effective Time, each Company Warrant that is issued, outstanding and unexercised immediately prior to the Effective Time (and which is not exercised in accordance with its terms pursuant to Section 2.8(a)) (each, an “Assumed Warrant”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into a warrant to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed Warrant shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each Assumed Warrant shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Warrant as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration.

Section 2.9 Assumption of Company Options. At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (each, an “Assumed Option”) shall automatically, without any action on the part of the holder thereof, be assumed by Parent and converted into an option to purchase that number of shares of Parent Common Stock equal to the product of (1) the number of shares of Company Common Stock subject to such Company Option multiplied by (2) the Per Share Merger Consideration, which product will be rounded down to the nearest whole number of shares. Each Assumed

Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time by (y) the Per Share Merger Consideration; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Assumed Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; and provided further, that in the case of any Assumed Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code, such that the Assumed Options do not, to the maximum extent reasonably practicable, cease to qualify as “incentive stock options” solely by reason of the conversion pursuant to this section to the maximum extent permitted by Section 422 of the Code. As of the Effective Time, all Company Options will no longer be outstanding and each holder of Assumed Options will cease to have any rights with respect to such Company Options, except as set forth in this Section 2.9. The Company will take all necessary actions to effect the treatment of Company Options as set forth in this Agreement and in connection with the Equity Incentive Plan and the applicable award agreements.

Section 2.10 Effect on Company Convertible Notes.

(a) Immediately prior to the Effective Time, with respect to Company Convertible Notes issued by the Company on or after the date hereof, the Company shall take all actions necessary to cause the outstanding principal and unpaid accrued interest due on any such Company Convertible Notes immediately prior to the Effective Time to be automatically converted into a number of shares of Company Common Stock at the per share conversion price set forth in the applicable Company Convertible Note. All of the Company Convertible Notes converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company Convertible Notes shall be released and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

(b) Immediately prior to the Effective Time, with respect to Company Convertible Notes issued by the Company prior to the date hereof, the Company shall take all actions necessary to cause the outstanding principal and unpaid accrued interest due on any such Company Convertible Notes immediately prior to the Effective Time to be automatically converted into a number of shares of Parent Common Stock at the per share conversion price set forth in the applicable Company Convertible Note. All of the Company Convertible Notes converted into shares of Parent Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company Convertible Notes shall be released and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities.

Section 2.11 Effect on Company SAFEs. Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each Company SAFE that is outstanding immediately prior to the Effective Time to be automatically converted immediately prior to the Effective Time into a number of shares of Company Common Stock pursuant to the terms of such Company SAFEs. All of the Company SAFEs converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company SAFEs shall be released and each holder of Company SAFEs shall thereafter cease to have any rights with respect to such securities.

Section 2.12 Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. The Parties shall use commercially reasonable efforts to cooperate reasonably and in good faith to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that amounts are so deducted or withheld and paid to the applicable Governmental Entity in accordance with applicable Law, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except in each case as set forth in the applicable disclosure schedules corresponding to the referenced section below, delivered by the Company to Parent, Merger Sub I and Merger Sub II concurrently with the execution of this Agreement (the “Schedules”), and subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Parent, Merger Sub I and Merger Sub II, as of the date of this Agreement and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 3.1 Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite corporate, limited liability company or other entity power and authority to own, lease and operate its properties and to carry on in all material respects its businesses. Each Group Company is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the Laws of each jurisdiction where the conduct of its business, or the location of the properties or assets owned, leased or operated by it, requires such qualification, licensing or registration, except where the absence of such qualification, licensing or registration, or failure to be in good standing, would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authorization. Each Group Company has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger, to the Company Required Approval. The Company Required Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and any Ancillary Agreement and to approve the transactions contemplated hereby and thereby. This Agreement has been, and upon its execution and delivery, each of the Ancillary Agreements to which any Group Company is or will be a party will be, duly and validly executed and delivered by such Group Company and have been, or will be, duly authorized by all necessary corporate, limited liability company or other entity actions, as applicable. This Agreement and the Ancillary Agreements, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitute the legal, valid and binding obligation of each member of the Group Company, enforceable against each Group Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3 Capitalization.

(a) Set forth on Schedule 3.3(a) is a true, correct and complete list of the authorized and issued and outstanding Equity Interests of the Company (including the number and class (as applicable) of vested and unvested Equity Interests) and the record and beneficial ownership (including the percentage interests held thereby) thereof by Equity Holder, as of the date hereof, including, as applicable, the name of the holder of each Company Equity Award, the type of security or property that such Company Equity Award covers, the vesting schedule applicable to such Company Equity Award, the number of vested and unvested units or shares covered by such Company Equity Award, the date of grant, the cash exercise price, strike price or offset amount per share/unit of such Company Equity Award and whether such Company Equity Award is an “incentive stock option” as defined in Section 422 of the Code. Except as set forth on Schedule 3.3(a), all of the issued and outstanding Equity Interests of the Company (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Laws, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Company’s Governing Documents, and (iv) as of the date of this Agreement, are owned, beneficially and of record, by the Equity Holders set forth on Schedule 3.3(a), free and clear of all Liens (other than transfer restrictions under applicable securities Laws) and as of the Closing, will be owned, beneficially and of record, by the Equity Holders, free and clear of all Liens (other than transfer restrictions under applicable securities Laws). Except as set forth on Schedule 3.3(a), there are no outstanding (w) securities of the Company convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to the Company, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the Company Common Stock or any other Equity Interests of the Company, and no obligation of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of Company Common Stock or any other Equity Interests of the Company or any securities convertible into or exercisable for such shares of Company Common Stock or other Equity Interests of the Company, or (z) obligations of the Company to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of Company Common Stock or other Equity Interests of the Company, including securities convertible into or exchangeable for shares of Company Common Stock or other Equity Interests of the Company. Except as set forth on Schedule 3.3(a), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of Company Common Stock or any other Equity Interests of the Company. No Company Subsidiary owns any Equity Interest in the Company.

(b) Each Company Equity Award (A) has an exercise price at least equal to the fair market value of the underlying shares of Company Common Stock as of the grant date, (within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder) if applicable; (B) has not had its exercise date or grant date delayed or “back-dated,” if applicable, and (C) has been issued in compliance with applicable Law and properly accounted for in all respects in accordance with GAAP. With respect to any Equity Interests in the Company that are subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the holder thereof also made a valid Section 83(b) election.

(c) Except as set forth on Schedule 3.3(c), all of the issued and outstanding Equity Interests of each Company Subsidiary (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Law, (iii) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under such Company Subsidiary’s Governing Documents, and (iv) are owned, beneficially and of record by the Company or another Subsidiary of the Company as indicated on Schedule 3.3(c), free and clear of all Liens (other than transfer restrictions under applicable securities Laws). There are no outstanding (w) securities of any Company Subsidiary convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to any Company Subsidiary, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the capital stock or any other Equity Interests of any Company Subsidiary, and no obligation of any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any other Equity Interests of such Company Subsidiary or any securities convertible into or exercisable for such shares of capital stock or other Equity Interests of such Company Subsidiary, or (z) obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares of capital stock or other Equity Interests of such Company Subsidiary, including securities convertible into or exchangeable for shares of capital stock or other Equity Interests of such Company Subsidiary. Except as set forth on Schedule 3.3(c), neither the Company nor any of its Subsidiaries is party to any joint venture or other similar arrangement or relationship or owns or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person. As of the date hereof, all shares of Company Common Stock are reflected as book-entry shares and there are no valid physical certificates outstanding.

(d) Each of the Governing Documents of each Group Company and the Stockholder Agreements has been duly executed and delivered, as applicable, by such Group Company and each Equity Holder party thereto, as applicable, and is in full force and effect as of the date of this Agreement and constitutes the legal, valid and binding obligations of each Group Company and each of the Equity Holders party thereto, as applicable, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. The Company has made available to Parent true, correct and complete copies of each Group Company’s Governing Documents and the Stockholder Agreements, together with any amendments thereto. In connection with, and prior to, the execution and delivery of this Agreement, each of the Company and Company Board took all actions necessary, if any, under the Company’s Governing Documents and the Stockholder Agreements to make valid, binding and effective (subject to the receipt of the Company Required Approval) the conversions, cancellations, forfeitures and other transactions contemplated by Section 2.3. Taking into account such actions, if any, and subject to the receipt of the Company Required Approval, (i) the conversions, cancellations, forfeitures, terminations and other transactions contemplated by Section 2.3 are in full compliance with the terms of the Company’s Governing Documents and the Stockholder Agreements, and (ii) no additional consent or approval from, or notification to, any Person party thereto is required. The amounts set forth on the Closing Date Capitalization Statement when delivered to Parent will comply with the terms of the Company’s Governing Documents, each of the Stockholder Agreements and this Agreement.

Section 3.4 Company Subsidiaries. Schedule 3.4 sets forth a true, correct and complete list of the Company Subsidiaries listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares.

Section 3.5 Consents and Approvals; No Violations. Except as set forth on Schedule 3.5, and subject to the receipt of the Company Required Approval, the filing of the Certificate of Merger and the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated by hereby and thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of any Group Company, (b) require any filing with, or the obtaining of any material consent or approval of, any Governmental Entity by any Group Company, (c) result in a violation of or a material default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions or provisions of any Company Material Contract, Insurance Policy or material License, (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Company, or (e) violate in any material respect Data Security Requirement, any Law, Order, or Lien applicable to any Group Company.

Section 3.6 Financial Statements.

(a) Attached as Schedule 3.6(a) are true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i) the unaudited consolidated balance sheet of the Group Companies as of September 30, 2022 and September 30, 2021, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the nine (9) months ended September 30, 2022 and September 30, 2021, together with all related notes and schedules thereto (the “Interim Financial Statements”); and

(ii) the audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto (the “Audited Financial Statements”).

(b) Except as set forth on Schedule 3.6(b), each of the Financial Statements (x) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Audited Financial Statements.

(c) Each of the Closing Company Financial Statements when delivered following the date of this Agreement in accordance with Section 5.10(g) (x) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), and (y) will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, except as otherwise specifically noted therein and subject, in the case of any interim Closing Company Financial Statements, to normal and recurring year-end adjustments (none of which would be material individually or in the aggregate) and the absence of notes, none of which would be, individually or in the aggregate, material in amount or scope from those presented in the Closing Company Financial Statements.

(d) The books of account and other financial records of the Group Companies have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Group Companies have been properly recorded therein in all material respects. Except as set forth on Schedule 3.6(c), there has been no change in the accounting methods or practices of any Group Company since December 31, 2021. The Group Companies have established and maintain a system of internal accounting controls which is intended to provide, in all material respects, reasonable assurance: (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management and in all material respects in accordance with applicable Law, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies, (iv) that the amount recorded for assets on the books and records of the Group Companies is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, and (v) that accounts, notes and other receivables and inventory are recorded accurately.

(e) All accounts receivable of the Group Companies (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the Ordinary Course, (ii) are properly reflected on the books and records of the Company, (iii) are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the balance sheet as of December 31, 2021 or arising thereafter in the Ordinary Course, and (iv) are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the balance sheet as of December 31, 2021. No Person has any Lien on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Group Companies with respect to any accounts receivable other than in the Ordinary Course. No accounts receivable of the Group Companies, nor any part thereof, relate to the pre-billing of any customers.

(f) All accounts payable of the Group Companies, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the Ordinary Course of the Group Companies. Since December 31, 2021, the Group Companies have paid their accounts payable in the Ordinary Course.

(g) Schedule 3.6(f) describes all of the Indebtedness of the Group Companies in respect of borrowed money, including the identity of any obligor and/or guarantor, the aggregate principal and interest owed in respect thereof and the maturity of each such instrument, as of the date that is one (1) day prior to the date hereof.

Section 3.7 No Undisclosed Liabilities. Except as specifically reflected and adequately reserved against in the audited consolidated balance sheet set forth as part of the Audited Financial Statements or on Schedule 3.7, no Group Company has any liability, debt or obligation (absolute, accrued, contingent, or otherwise) of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities or obligations: (a) incurred since December 31, 2021 in the Ordinary Course, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (b) that arose under any Company Material Contract, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation, (c) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (d) arising under the Governing Documents of the Group Companies, or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since December 31, 2021:

(a) the Group Companies have conducted their business in all material respects in the Ordinary Course;

(b) there has been no Material Adverse Effect; and

(c) no Group Company has taken any action or omitted to take an action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Parent in accordance with Section 5.1.

Section 3.9 Real Estate.

(a) Schedule 3.9(a) lists each real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company (each, an “Owned Real Property”). With respect to each Owned Real Property: (i) the applicable Group Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (B) the applicable Group Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Group Company is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.9(b) lists each real property leased, subleased, licensed or otherwise used or occupied by any Group Company (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the location of each Leased Real Property.

(c) True, correct and complete copies of all leases, amendments, extensions, guaranties and other modifications thereto with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Parent. Schedule 3.9(b) sets forth a true, correct and complete list of all Leases, including the date and name of the parties to each Lease.

(d) The leasehold interests of the Group Companies, the Leased Real Properties, and the Owned Real Property constitute all of the real property owned, leased, occupied or otherwise utilized in connection with the business of the Group Companies.

(e) Except as set forth on Schedule 3.9(e), with respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (ii) no Group Company is in material breach of or default under such Lease, and, to the Knowledge of the Company, the other party to each Lease is not in material breach of or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default under such Lease on the part of the applicable Group Company; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder’s fees with respect to such Lease; (v) no Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease; (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein; and (vii) no Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) contains a complete and accurate list of all of the following Company Registered IP: (i) all registered Trademarks and pending Trademark applications owned by any of the Group Companies, including owner name and, as appropriate, registration and application dates and numbers; (ii) all issued patents and pending patent applications owned by the Group Companies, including, as appropriate, issuance and application dates and numbers; (iii) all registered copyrights and copyright applications owned by any of the Group Companies, including owner name and, as appropriate, registration dates and registration numbers; (iv) all domain names owned by the Group Companies, including the name of the registrant and the expiry date; and (v) all material proprietary software owned by the Group Companies.

(b) Except as set forth on Schedule 3.10(b), (i) to the Knowledge of the Company, a Group Company exclusively owns and possesses all right, title and interest in or to all Company Owned Intellectual Property, and has the right to use, all other Intellectual Property used in, held for use in, or necessary for the operation of the Group Companies (collectively, the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens); (ii) the Company Registered IP is subsisting and unexpired, and, to the Knowledge of the Company, all Company Owned Intellectual Property is valid and enforceable, and (iii) there are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, registrability, or enforceability of any Company Owned Intellectual Property.

(c) Except as set forth on Schedule 3.10(c): (i) to the Knowledge of the Company, the conduct of the Group Companies business does not infringe, misappropriate or violate, or has in the past six (6) years infringed, misappropriated, or violated, any Intellectual Property rights of any Person; and (ii) no Group Company has received any written notice in the past three (3) years alleging any of the same (including any unsolicited offers to take a license or cease and desist letters).

(d) Except as set forth on Schedule 3.10(f): to the Knowledge of the Company, (i) there are no Actions currently pending or threatened, or that have been brought within the last three (3) years, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property; and (ii) no Person is infringing upon, misappropriating, or otherwise violating, nor has any Person in the past six (6) years infringed, misappropriated, or violated any of the Company Owned Intellectual Property.

(e) Each Group Company has taken commercially reasonable measures to protect all material Company Owned Intellectual Property, all material trade secrets used in connection with the business of the Group

Companies, and each Group Company’s other material confidential information. Without limiting the generality of the foregoing, each past and present employee of any Group Company, and any other Person who has developed any material Intellectual Property for or on behalf of the Company in the scope of his or her employment or engagement by a Group Company, or has access to any trade secrets or other material confidential information of the Group Companies, has entered into a written agreement pursuant to which such Person (i) agrees to protect the confidentiality of such trade secrets and other confidential information, and (ii) assigns to a Group Company all of such Intellectual Property, and, to the Knowledge of the Company, no such Person has breached any such agreement.

(f) To the Knowledge of the Company, each Group Company possesses all source code and other documentation necessary to compile and operate the software owned or purported to be owned by the Group Company. No Group Company (i) has disclosed, delivered, licensed or otherwise made available and (ii) has any duty or obligation (whether present, contingent, under an escrow arrangement, or otherwise) to disclose, deliver, license or otherwise make available, to any Person any source code for any proprietary software owned or purported to be owned by any Group Company, except where such disclosure would not materially impair any Group Company’s business. To the Knowledge of the Company, no open source software is or has been (A) incorporated into, embedded in, combined with, linked with, or used in or in connection with, or (B) distributed or made available to any Person in connection with, any material software owned or purported to be owned by any Group Company, in each case, in a manner that would result in any such software owned or purported to be owned by the Group Company becoming subject to any obligation to disclose, deliver, license or otherwise make available the source code of such software (except for such open source software itself), to any Person.

(g) To the Knowledge of the Company, there has not been any unauthorized intrusion or breach of security, material failure or Security Incidents, or other similar adverse event with respect to any software, computer firmware, computer hardware, computer or information technology systems or infrastructure, electronic data processing systems or networks, telecommunications networks, network equipment, interfaces, platforms, peripherals, or other computer systems owned, licensed, leased, or otherwise used in the conduct of the business of the Group Companies (collectively, the “Company Systems”), or with respect to data or information contained therein or transmitted thereby. The Company Systems are sufficient in all material respects for the current needs of the Group Companies.

(h) The Group Companies use commercially reasonable efforts to secure the Company Systems and all Personal Data and other information Processed by the Group Companies, including technical, physical, and organization measures designed to protect (i) the security of the Company Systems and any Personal Data Processed by any Group Company (including by any Company Systems) and (ii) the Company Systems and any such Personal Data from unauthorized Processing. To the Knowledge of the Company, the Company Systems are free from any “virus,” or other software routines or hardware components that in each case permit unauthorized access to or the unauthorized disablement of, such Company Systems.

(i) Since the Lookback Date, the Group Companies have been in compliance in all material respects with all Data Security Requirements, and (x) to the Knowledge of the Company, no Person has made any illegal or unauthorized use of, or had unauthorized access to, the Company Systems or any Personal Data that was Processed by or on behalf of the Group Companies or is in the possession or control of the Group Companies, and (y) no Group Company has received any written notices or complaints alleging any Security Incident from any Person or been the subject of any claim, proceeding or, to the Knowledge of the Company, investigation with respect to any Security Incident, or non-compliance with any Data Security Requirements.

(j) The consummation of the transactions contemplated by this Agreement will not result in the loss or material impairment of, or payment of, any additional material amounts with respect to, nor require the consent of any other Person in respect of, each Group Company’s right to own, use, or hold for use any of the Company Intellectual Property, Company Systems or Personal Data owned, used or held for use by such Group Company prior to the Closing Date.

Section 3.11 Litigation.

(a) Except as set forth on Schedule 3.11, since the Lookback Date, there have not been, and there are no, Actions or Orders pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Company or any of their respective properties at Law or in equity, including, in each case, Actions or Orders (i) that challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or any Ancillary Agreement or (ii) that, individually or in the aggregate, would reasonably be expected to be material to any Group Company.

(b) No Group Company has filed or intends to file any material Action against any other Person since the Lookback Date.

Section 3.12 Company Material Contracts.

(a) Schedule 3.12(a) sets forth a true, correct and complete list of the following Contracts to which any Group Company is a party:

(i) any stockholder, partnership or other Contract with a holder of equity securities of any Group Company, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement or registration rights agreement;

(ii) joint venture and strategic alliance Contracts;

(iii) any Contract for (A) the divestiture of any material business, properties or assets of any Group Company or (B) the acquisition by any Group Company of any material operating business, properties or assets, whether by merger, purchase, sale of stock or assets or otherwise;

(iv) any Contract that is a note, debenture, guarantee, mortgage, loan agreement or indenture relating to or that otherwise evidences Indebtedness of any Group Company in an amount greater than $250,000;

(v) any interest rate, currency or other hedging, swap or factoring Contract;

(vi) any non-competition Contract or other Contract that purports to limit (A) the ability of any Group Company from operating or doing business in any location, market or line of business, (B) the Persons to whom any Group Company may sell products or deliver services or (C) the Persons that any Group Company may hire or solicit for hire;

(vii) any CBA;

(viii) any employment or consulting Contract with any director, officer, employee, independent contractor or individual service provider of any Group Company that (A) provides annual compensation in excess of $150,000, (B) requires the payment or accelerated vesting of any form of compensation or benefits upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or (C) is not terminable at any time and without any liability to any Group Company or payment of severance or similar separation payments;

(ix) any change in control, transaction bonus, retention or similar agreements with any current or former (to the extent of any ongoing liability) employee or individual service provider of any Group Company;

(x) all Contracts (A) under which any Group Company is granted or receives any license or other rights to use Intellectual Property (other than (x) non-exclusive licenses granted in the Ordinary Course and (y) non-exclusive licenses or rights to use commercially available, off-the-shelf software used solely for internal purposes and with a replacement cost of less than $150,000 per annum), or (B) under which any Intellectual Property is assigned or transferred by or to the Company Group (other than employee and contractor Intellectual Property assignment agreements without material deviation from the Company’s standard form);

(xi) Contract under which any Group Company is lessee of or holds or operates any tangible property, including real property, owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xii) Contract under which any Group Company is lessor of or permits any third Person to hold or operate any tangible property, including real property, owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(xiii) any Contract with any Material Customer or Material Supplier from the 24 months ended December 31, 2022;

(xiv) any material sales representative, marketing or advertising Contract;

(xv) any Contract reasonably expected to result in future payments to or by any Group Company in excess of $250,000 per annum, except for Contracts that are terminable on less than 30 days’ notice without penalty;

(xvi) any Contract that grants to any Person, other than a Group Company, (A) a most favored pricing provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xvii) any Contract with any Governmental Entity;

(xviii) any Contract that is a settlement, conciliation, or similar agreement with (A) any Governmental Entity or (B) pursuant to which any Group Company has any ongoing material liability or obligation;

(xix) any Contract requiring or providing for any capital expenditure in excess of $250,000 other than capital expenditures made in accordance with the Group Companies’ budget;

(xx) any Contract containing any provision pursuant to which any Group Company will be obligated to make a payment to any Person at the Closing as a direct result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(xxi) any Contract between any Group Company, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which any Group Company has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member;

(xxii) any Contract providing for indemnification by any Group Company of any Person, except for any such Contract that is entered into in the Ordinary Course; or

(xxiii) any other Contract not of the types described above in this Section 3.12 that involves consideration in excess of $250,000 in the aggregate in the past twelve (12) months to or from the Group Companies.

(b) The Contracts listed or required to be listed on Schedule 3.12(a) (together with Leases and the Company Affiliate Agreements, the “Company Material Contracts”) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. No Group Company has any present expectation or intention of not fully performing on a timely basis all material obligations required to be performed by such Group Company under any Company Material Contract, and, to the Knowledge of the Company, no facts exist which would render such performance unlikely (including as a result of COVID-19 or COVID-19 Measures). None of the

Group Companies or, to the Knowledge of the Company, the other parties thereto are in material breach of or default under any Company Material Contract and to the Knowledge of the Company, no event has occurred which would permit termination, modification or acceleration of any material term or condition of any Company Material Contract by any party thereto.

(c) No Group Company has received notice of any current default under any Company Material Contract. None of the Group Companies has given notice of its intent to terminate, modify, amend any material term of condition, or otherwise materially alter the terms and conditions of, any Company Material Contract or has received any such notice from any other party thereto.

Section 3.13 Tax Returns; Taxes. Except as otherwise disclosed on Schedule 3.13:

(a) all income and other material Tax Returns of the Group Companies required by applicable Law to have been filed with any Governmental Entity have been duly and timely filed (taking into account applicable extensions of time to file) and are true, correct and complete in all material respects;

(b) all income and other material Taxes due and owing by any of the Group Companies (whether or not shown on any Tax Return) have been paid in full (taking into account applicable extensions of time to pay);

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of the Group Companies were or are due to be filed other than automatic extensions of time not exceeding seven (7) months;

(d) all material deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of the Group Companies are being asserted in writing, or, to the Knowledge of the Company, proposed or threatened in writing, in each case, that have not been resolved in full, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or, to the Knowledge of the Company, threatened;

(f) the Group Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of the Group Companies has waived any statute of limitations in respect of Taxes that will remain in effect after the Closing Date;

(h) there are no Liens for Taxes against any asset of the Group Companies (other than Permitted Liens);

(i) no Group Company is a party to any Tax allocation, Tax indemnity or Tax sharing agreement or other similar arrangement under which the Group Companies will have any liability after the Closing for Taxes of another Person (in each case, excluding customary commercial agreements the primary subject of which is not Taxes, or “Ordinary Commercial Agreements”);

(j) no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company); or has any liability for the Taxes of any Person (other than a Group Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than an Ordinary Commercial Agreement) or otherwise by operation of Law;

(k) no Group Company is or has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(l) no written claim has been made by a Governmental Entity in a jurisdiction where the Group Companies do not file Tax Returns that any Group Company may be subject to taxation by that jurisdiction;

(m) the Financial Statements properly and adequately accrue or reserve for material unpaid Tax liabilities of the Group Companies in accordance with GAAP;

(n) the Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(o) each Group Company is, and has been at all times since formation, treated as a C corporation for United States federal tax purposes;

(p) no Group Company will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions as described in Treasury Regulations Section 1.1502-13 (or any corresponding or similar provision of state, local or foreign income Tax Law) or excess loss account described in Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state, local or foreign income Tax Law), in each case, incurred on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount or deferred revenue received outside the Ordinary Course on or prior to the Closing Date.

(q) no Group Company will be required to make any payment after the Closing Date as a result of an election under Section 965 or the Code;

(r) none of the Group Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code; and

(s) no Group Company has taken, has agreed to take, or intends to take, in each case, any action that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. None of the Group Companies is aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.14 Environmental Matters.

(a) Each Group Company is and since the Lookback Date has been in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Environmental Permits required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.

(b) No Group Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, released or owned or operated any facility or property contaminated by any Hazardous Substance, in each case so as to give rise to any material liability (contingent or otherwise) of the Group Companies pursuant to any Environmental Laws.

(c) None of the Group Companies has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability (contingent or otherwise) of any other Person relating to any Hazardous Substance or Environmental Laws.

(d) Since the Lookback Date (or earlier if unresolved), no Group Company has received any written notice, report or information that such Group Company is subject to any Action, Order or actual or alleged material violation or liability (contingent or otherwise) arising under any Environmental Law, and to the Company’s Knowledge, no such Action or Order is pending or threatened.

(e) The Company has made available to Parent copies of all environmental, health or safety audits, assessments, and reports and all other documents bearing on material environmental, health or safety liabilities relating to the Group Companies, their operations or any facility currently or formerly owned or operated by the Group Companies, which are in its possession or reasonable control.

Section 3.15 Licenses and Permits; Regulatory Compliance.

(a) Schedule 3.15 sets forth a true, correct and complete list of all material Licenses and approvals issued to or maintained by the Group Companies. The Group Companies own or possess all material Licenses that are necessary to enable them to carry on their respective operations as presently conducted. All such Licenses are in full force and effect as of the Closing Date.

(b) The Group Companies are in compliance in all material respects with the terms and conditions of the Licenses, and have received no written or, to the Company’s Knowledge, oral notices from any Governmental Entity that they are in material violation in any respect of any of the terms or conditions of any Licenses or alleging the failure to maintain any Licenses. The Group Companies have not received any notice from any Governmental Entity that any of the Licenses will not be renewed, and, to the Company’s Knowledge, there are no Actions pending or, to the Company’s Knowledge, threatened to revoke or withdraw any such Licenses.

(c) Each insurance producer employed or contracted with the Group Companies, at the time of soliciting, selling, negotiating or producing any insurance contract on behalf of the Group Companies, to the extent required by applicable Law, was duly appointed by the applicable insurance company, and was duly licensed as an insurance agent, broker or producer for the type of insurance contracts solicited, sold, negotiated or produced by such insurance producer, in each case, in the particular state in which such insurance producer solicited, sold or produced such insurance contract.

(d) To the extent required by applicable Law, the Group Companies maintain insurance premium trust accounts in accordance with all applicable Laws and have deposited, when required, all insurance premiums collected or received by the Group Companies in an insurance premium trust account maintained by such Group Company. To the Knowledge of the Company, no funds deposited into such insurance premium trust account have ever been withdrawn therefrom for any use other than as permitted under applicable Law.

Section 3.16 Company Benefit Plans.

(a) Schedule 3.16(a) contains a true, correct and complete list of all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of the following documents, to the extent applicable: (i) the current plan document and any related trust documents, and amendments thereto; (ii) the three most recent annual returns (Forms 5500 and schedules thereto) and the most recent actuarial report, if any; (iii) the most recent IRS determination, opinion or advisory letter; (iv) the most recent summary plan description and any subsequent summaries of material modifications thereto; (v) any related insurance Contracts or funding arrangements currently in effect; and (vi) any non-routine correspondence with any Governmental Entity sent or received in the last three (3) years.

(b) Except as set forth on Schedule 3.16(b):

(i) No Company Benefit Plan is, and none of the Group Companies maintains, sponsors, contributes to or has an obligation to contribute to, or otherwise has any current or contingent liability or obligation (including on account of an ERISA Affiliate) under or with respect to: (i) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (ii) a “defined benefit plan” (as defined in Section 3(35) or ERISA) or any other plan subject to Section 302 or Title IV or ERISA or Section 412 or 430 of the Code, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Group Company has any current or contingent obligation or liability or obligation arising from the foregoing provisions or plans by reason being considered a single employer under Section 414 of the Code with any other Person;

(ii) Each Company Benefit Plan and related trust has been established, administered, maintained, funded and operated in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code and all contributions, reimbursements, and premium or benefit payments with respect to each Company Benefit Plan which are due on or before the Closing have been made or properly accrued in all material respects);

(iii) No liability or Action has been made, commenced or threatened with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course and appeals of denied such claims);

(iv) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”), or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and no event has occurred and no condition or circumstance exists which could reasonably be expected to result in the revocation of any such determination letter or opinion letter or adversely affect the qualification of such Company Benefit Plan;

(v) No Group Company has incurred, nor have any events occurred that would reasonably be expected to result in the imposition of, any material penalty or Tax (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code. No Company Benefit Plan provides for, and no Group Company could be obligated to provide, retiree, post-employment or post-termination medical, health, life insurance or any other “welfare-type” benefits to any current or former employee, officer or director of any Group Company or any other Person except as required by COBRA or equivalent state law and for which the covered individual pays the full cost of coverage;

(vi) No Group Company or current or former employee, officer or director thereof or, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan or a breach of fiduciary duty (as determined under ERISA) with respect to a Company Benefit Plan that would reasonably be expected result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;

(vii) No Company Benefit Plan, and no Group Company nor, to the Knowledge of the Company, any Person on behalf of a Group Company has filed an application or otherwise taken corrective action under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Compliance Program with respect to any Company Benefit Plan with respect to which any current or contingent liability to a Group Company remains;

(viii) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in all material respects in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code; none of the Group Companies has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code;

(ix) None of the Group Companies, and no employee, equityholder or service provider (current or former) of the Group Companies, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code; and

(x) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will, directly or indirectly except as provided for in this Agreement, (A) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (current or former) of the Group Companies, (B) increase any compensation or benefits otherwise payable under any Company Benefit Plan or otherwise, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation, benefits or other rights under any Company Benefit Plan or otherwise, or (D) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan.

Section 3.17 Labor Relationships.

(a) None of the Group Companies’ employees are represented by any labor union, works council, labor organization or other employee representative body, nor are any of the Group Companies party to or bound by any collective bargaining agreement, works council agreement or other labor-related Contract or bargaining relationship with any union, works council, labor organization, or other employee representative body (each a “CBA”). There are no, and since the Lookback Date, there have been no, labor organizing or decertification activities relating to or affecting any employees of any of the Group Companies, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied any notice, consultation or bargaining obligations owed to their employees or their representatives under applicable Law, CBA, or other Contract.

(b) Since the Lookback Date, no material labor grievance, labor arbitration, labor dispute, unfair labor practice charge, walk-out, strike, lockout, hand billing, picketing, slowdown or work stoppage involving any employees of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened against or has affected any of the Group Companies (including as a result of COVID-19, COVID-19 Measures or otherwise).

(c) The Group Companies are and, since the Lookback Date, have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, COVID-19, plant closures, furloughs, and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action and unemployment insurance.

(d) The Group Companies have promptly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which they are or were made aware since the Lookback Date. The Group Companies do not reasonably expect any material liability with respect to any such allegations and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.

(e) None of the Group Companies has any material liability with respect to (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation which has or have come due and payable to their current or former employees or independent contractors under applicable Law, Contract or policy, or with respect to the misclassification or treatment of any service providers to any of the Group Companies as an independent contractor, leased employee, or other non-employee; and/or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) No Person is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) to the Group Companies or (ii) with respect to any Person who is a current employee or independent contractor of the Group Companies, to the Knowledge of the Company, to any third Person with respect to such Person’s right to be employed or engaged by the Group Companies or to the knowledge or use of trade secrets or proprietary information.

(g) No employee layoff, facility closure (whether voluntary or by Order), reduction-in-force, furlough, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Group Companies has occurred since March 1, 2020 or is currently planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and the Group Companies have no material employment-related liability with respect to or related to COVID-19. The Group Companies have taken all reasonable measures to protect its employee, consultants and customers with respect to COVID-19.

(h) The Group Companies are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, (iii) required to maintain an affirmative action plan or (iv) party to, or bound by, any foreign, federal, state or local government contracts requiring the payment of prevailing wage rates or benefits to workers.

(i) To the Knowledge of the Company, no employee of the Group Companies with annualized compensation at or above the level of $100,000 intends to terminate his or her employment prior to the one (1) year anniversary of the Closing.

Section 3.18 International Trade & Anti-Corruption Matters.

(a) None of the Group Companies, nor any of their respective officers, directors or employees, nor to the Knowledge the Company, any agent or Representative acting on behalf of the Group Companies: (x) is currently, or has been in the last five (5) years: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities constitute a material violation of applicable Sanctions Laws or Ex-Im Laws, or (iv) otherwise in material violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”); or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in material violation of any applicable Anti-Corruption Laws. The Group Companies have maintained in all material respects complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials.

(b) The Group Companies have implemented and maintain in effect in all material respects written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Anti-Corruption Laws and Trade Control Laws. During the five (5) years prior to the date hereof, none of the Group Companies have, in connection with or relating to the business of the Group Companies, received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Entity, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(c) None of the Group Companies has imported products into the United States that has been or is covered by an anti-dumping duty order or countervailing duty order or is subject to or otherwise covered by any pending anti-dumping or countervailing duty investigation by agencies of the United States government.

Section 3.19 Brokerage. Except as set forth on Schedule 3.19, none of Parent, Merger Sub I, Merger Sub II, the Company, Surviving Company or any other Group Company shall be obligated to pay or bear (e.g., by virtue of any payment by or obligation of the Company or any other Group Company any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder, investment banker or other Person in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates.

Section 3.20 Insurance Policies. Schedule 3.20 contains a true, correct and complete list of all material insurance policies carried by, and for the benefit of, the Group Companies (collectively, the “Insurance Policies”). Such Insurance Policies provide coverage sufficient in all material respects for a business of the size and type operated by the Group Companies. With respect to each Insurance Policy, except as otherwise set forth on Schedule 3.20, (i) all such policies are in full force and effect, (ii) all premiums with respect thereto covering all periods up to the Closing on the Closing Date will have been paid, (iii) the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect in all material respects, (iv) neither the Company nor its Subsidiaries is in material breach of or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the Knowledge of the Company, no such action has been threatened, and (v) no notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any Insurance Policy. There is no pending material claim by any Group Company against any insurance carrier under any Insurance Policy for which coverage has been denied or disputed by the applicable insurance carrier.

Section 3.21 Affiliate Transactions. Except for employment relationships and compensation, benefits, Contracts with respect to the issuance of Company Equity Awards, travel advances and employee loans in the Ordinary Course which are reflected in the Financial Statements or as disclosed on Schedule 3.21, there are no transactions or Contracts between any Group Company, on the one hand, and any director, officer, employee, stockholder, other Equity Holder or Affiliate of any Group Company, on the other hand (each of the foregoing, a “Company Affiliate Agreement”). None of the Group Companies or their respective directors, officers, employees, shareholders, other Equity Holders or Affiliates possesses, directly or indirectly, any financial interest in, or is a director, officer, employee, stockholder, other Equity Holder or Affiliate of, any Person (other than any Group Company) which is a Material Customer or Material Supplier, or material lessor or competitor, of any Group Company.

Section 3.22 Information Supplied. None of the information supplied, or to be supplied, by the Group Companies for inclusion or incorporation by reference in the Registration Statement / Proxy Statement or any other document submitted to the SEC or any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) did or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no warranty or representation is made by the Company with respect to (i) statements made or incorporated by reference therein based on information supplied by Parent or its Affiliates for inclusion in such materials or (ii) any projections or forecasts included in such materials. Any position taken by the Group Companies in any document submitted to the SEC was done so in good faith by the Group Companies.

Section 3.23 Material Customers and Material Suppliers. Schedule 3.23 sets forth a list of the Group Companies’ Material Customers and Material Suppliers as measured by the dollar amount of purchases, for the twelve (12) months ended December 31, 2022, showing the total purchases from each such Material Customer or by the Group Companies from each such Material Supplier, during each such period. No Material Customer or Material Supplier has (a) terminated its relationship with any of the Group Companies, (b) materially reduced its business with any of the Group Companies or otherwise adversely modified its relationship or terms with any of the Group Companies, (c) notified in writing any of the Group Companies of its intention to take any such action and, to the Knowledge of the Company, no such Material Customer, or Material Supplier is contemplating such an action or (d) to the Knowledge of the Company prior to the execution and delivery of this Agreement, become insolvent or subject to bankruptcy proceedings. COVID-19 and COVID-19 Measures have not prevented the Group Companies from maintaining an adequate level of services for the Group Companies’ customers.

Section 3.24 Compliance with Laws.

(a) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all Laws applicable to their respective businesses, operations, assets and properties and all applicable COVID-19 Measures. No Group Company has received any written or, to the Knowledge of the Company, oral notice of, or been charged with, the material violation of any such Laws.

(b) Each Group Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable requirements under the Federal Trade Commission Act, as amended (and the regulations promulgated thereunder by the Federal Trade Commission (“FTC”), including the Green Guides at 16 C.F.R. part 260), all comparable state Laws and each of their implementing regulations, and the Produce Good Agricultural Practices Harmonized Food Safety Standard (“GAP Standard”) administered by the U.S. Department of Agriculture Agricultural Marketing Service (collectively, the “Food Laws”). To the Group Companies’ knowledge, no Group Company has received any written notice from any Governmental Entity alleging a failure to comply with any of the Food Laws. Since the Lookback Date, the products produced and distributed by any of the Group Companies are and have been produced, packed, labeled, held, distributed, and advertised in material compliance with the Food Laws. There have been no recalls or market withdrawals of any product by any of the Group Companies, whether ordered by a Governmental Entity or undertaken voluntarily by any of the Group Companies.

Section 3.25 Assets. The Group Companies have good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of the material items of tangible personal property used or held for use in the business of the Group Companies, free and clear of any and all Liens (other than Permitted Liens). All such items of tangible personal property that are material to the operation of the business of the Group Companies are in reasonably good condition and in a state of reasonably good maintenance and repair and are suitable for the purposes used. The tangible assets owned or leased by the Group Companies constitute all of the tangible assets necessary for the continued conduct of the business of the Group Companies as conducted as of the date hereof.

Section 3.26 Government Contracts.

(a) All material representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Group Company to a Governmental Entity or any other Person in connection with any Government Contract within the last three (3) years were current, accurate and complete in all respects as of its effective date and the Group Company has provided any reasonably required updates to such representations, certifications and statements.

(b) All material representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Group Company to a Governmental Entity or any other Person in connection with any Government Contract within the last three (3) years were current, accurate and complete in all respects as of its effective date and the Group Company has provided any reasonably required updates to such representations, certifications and statements.

(c) There are no outstanding material claims or disputes with the Group Company arising under or relating to any Government Contract.

(d) No notice of termination, cure notice, show cause notice or other indication of termination is currently, or within the last three (3) years has been, in effect pertaining to any Government Contract.

(e) No Group Company has submitted certified cost or pricing data under the Truthful Cost or Pricing Data Act within the last (3) years.

(f) All invoices and claims submitted for payment, reimbursement or adjustment submitted by the Group Companies were current, accurate and complete in all material respects as of its submission dates.

(g) No Group Company has, nor to the Knowledge of the Company, any of their officers, senior management or employees, been debarred, suspended or excluded from participation in the award or performance of any Government Contract for any reason nor has any debarment, suspension or exclusion investigation been threatened or initiated against any member of the Group Company or, to the Knowledge of the Company, any of its officers, senior management, or employees.

(h) No Group Company nor any of its officers, senior management or employees is, or within the last three (3) years has been, under or subject to any administrative, civil or criminal investigation, indictment, information lawsuit, subpoena, document request, administrative proceeding or audit, other than audits in the ordinary course, involving or related to any member of the Company Group or any of its officers or employees with respect to an alleged or potential violation of any requirement, regulation or law pertaining to any Government Contract or Government Bid.

(i) Within the last three (3) years, other than in the ordinary course of business, the Group Companies have not conducted or initiated any internal investigation, made a voluntary or been obligated to provide a mandatory disclosure to any Governmental Entity, or any other Person with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(j) The Group Companies maintain adequate systems of internal controls appropriate for its operations that are in material compliance with all relevant and applicable requirements of the Group Companies’ Government Contracts.

(k) To the Knowledge of the Company, there are no outstanding or unsettled allegations of Fraud, false claims or overpayments nor any investigations or audits by any Governmental Entity with regard to any member of the Group Companies’ Government Contracts.

Section 3.27 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement, none of the Group Companies, nor any Person on behalf of any of the Group Companies has made or makes any other express or implied representation or warranty with respect to the Group Companies or the transactions contemplated by this Agreement, and the Company hereby expressly disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent, Merger Sub I or Merger Sub II by any Representative of the Company or the Equity Holders or any of their respective Affiliates). Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties contained in this Article III (as modified by the Schedules), neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, express or implied, to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives of Affiliates or any other Person regarding any projections, estimates, forecasts, budgets, future cash flows or future financial condition (or any component thereof), or the probable success or future profitability of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives or Affiliates or any other Person, and any such representations or warranties are hereby expressly disclaimed. It is understood that any Due Diligence Materials made available to Parent, Merger Sub I or Merger Sub II or their respective Affiliates or Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives except for the representations and warranties expressly contained in this Article III (as modified by the Schedules) and in any Ancillary Agreement.

Section 3.28 Solvency. None of the Group Companies is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.

Section 3.29 Independent Investigation; No Reliance. The Company has conducted its own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent, Merger Sub I and Merger Sub II, which investigation, review and analysis was conducted by the Company and its Affiliates and, to the extent deemed appropriate by them, by Representatives of the Company. In entering into this Agreement, the Company acknowledges (on behalf of itself and the Equity Holders) that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Agreement and Parent, Merger Sub I and Merger Sub II expressly set forth in any Ancillary Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except as set forth in the disclosure schedules delivered by Parent, Merger Sub I and Merger Sub II to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) or in the Parent SEC Documents excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature), each of Parent, Merger Sub I and Merger Sub II, severally and not jointly, hereby represents and warrants to the Company, as of the date of this Agreement and the Closing Date (except if the representation and warranty speaks as of a specific date prior to the Closing Date, in which case as of such earlier date), as follows:

Section 4.1 Organization. As of the date hereof, Parent is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. From and after the Domestication, which shall occur on or before the day before the Closing, and as of the Closing, Parent will be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is a direct and wholly-owned subsidiary of Parent. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware that is validly classified as a disregarded entity of Parent for U.S. federal income tax purposes. Each of Parent, Merger Sub I and Merger Sub II has all requisite exempted company or corporate power and authority to carry on in all material respects its business as now being conducted, except where the failure to have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party. Each of Parent, Merger Sub I and Merger Sub II is duly qualified or registered as a foreign entity to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby. Parent has no Subsidiaries other than Merger Sub I and Merger Sub II. Except as set forth in the preceding sentence, none of Parent, Merger Sub I or Merger Sub II either Parent nor Merger Sub is party to any joint venture or other similar arrangement or relationship, owns, or holds the right to acquire, or has any obligation to make a capital contribution, loan or other investment (whether equity or debt) in respect of, any stock or other equity ownership interest in any other Person.

Section 4.2 Authorization. Each of Parent, Merger Sub I and Merger Sub II has the requisite exempted company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject in each case to the Required Parent Shareholder Approval. This Agreement and the transactions contemplated hereby have been, and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is or will be a party as of the Closing Date and the transactions contemplated thereby shall be, duly authorized, executed and delivered by each of Parent, Merger Sub I or Merger Sub II, as applicable, and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes the legal, valid and binding obligations of each of Parent, Merger Sub I and Merger Sub II, as applicable, enforceable against each of Parent, Merger Sub I and Merger Sub II, as applicable, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent consists of (i) 500,000,000 Parent Class A Ordinary Shares, (ii) 50,000,000 Parent Class B Ordinary Shares and (iii) 5,000,000 preference shares, each with par value $0.0001 per share. As of the date of this Agreement, (A) 4,575,964 Parent Class A Ordinary Shares are issued and outstanding, (B) 9,375,000 Parent Class B Ordinary Shares are issued and outstanding, (C) no preference shares are issued and outstanding and (D) 16,041,667 Parent Warrants (consisting of 6,666,667 Parent Private Placement Warrants and 9,375,000 Parent Public Warrants) are issued and outstanding. As of the date of this Agreement, all outstanding Parent Class A Ordinary Shares and Parent Class B Ordinary Shares (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Laws, and (3) were not issued in breach or violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person or under the Parent Governing Documents. As of the date of this Agreement, except in each case (i) as set forth in the Parent Governing Documents, the Parent SEC Documents and the Subscription Agreements, and (ii) for Parent Class A Ordinary Shares, Parent Class B Ordinary Shares, the Parent Warrants and the Parent Share Redemption, there are no outstanding (w) securities of Parent convertible into or exchangeable for shares or other Equity Interests of Parent, (x) stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit, other equity-based compensation award, equity equivalents or other similar rights of or with respect to Parent, (y) subscriptions, calls, options, warrants, rights, convertible or exchangeable securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements relating to the share capital or any other Equity Interests of Parent, and no obligation of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or any other Equity Interests of Parent or any securities convertible into or exercisable for such shares or other Equity Interests of Parent, or (z) obligations of Parent to repurchase, redeem or otherwise acquire any shares any of the foregoing securities, shares or other Equity Interests of Parent, including securities convertible into or exchangeable for shares or other Equity Interests of Parent. Except as set forth on Schedule 4.3(a) of the Parent Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies, rights plan, anti-takeover plan or other agreements in effect with respect to the voting or transfer of any Parent Class A Ordinary Shares or Parent Class B Ordinary Shares or any other Equity Interests of Parent, or to which Parent is otherwise bound with respect thereto. No Subsidiary of Parent owns any Equity Interest in Parent.

(b) Each holder of any Parent Class B Ordinary Shares initially issued to Parent Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all such Parent Class B Ordinary Shares in favor of approving the transactions contemplated hereby, and (ii) is not entitled to redeem any Parent Class B Ordinary Share pursuant to the Parent Governing Documents.

(c) Parent is the sole record and beneficial owner of all of the issued and outstanding capital stock of Merger Sub I, free and clear of any Liens (other than Permitted Liens). All of the issued and outstanding Equity Interests of Merger Sub I have been duly authorized and validly issued, and are fully paid and non-assessable.

(d) Parent is the sole record and beneficial owner of all of the issued and outstanding membership interests of Merger Sub II, free and clear of any Liens (other than Permitted Liens). All of the outstanding membership interests of Merger Sub II have been duly authorized, validly issued, and are not subject to preemptive rights and are held by Parent.

Section 4.4 Consents and Approvals; No Violations. Subject to the receipt of the Required Parent Shareholder Approval, the filing of the Domestication documents, the filing of the First Certificate of Merger, the filing of the Second Certificate of Merger, the filing of any Parent SEC Documents and the applicable requirements of the HSR Act, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.5 and the representations and warranties of the Company and the Equity Holders contained in any Ancillary Agreement, neither the execution and delivery of this Agreement or any Ancillary Agreement to which Parent, Merger Sub I or Merger Sub II is a party nor the consummation of the transactions contemplated hereby or thereby will (a) conflict with or result in any material breach of any provision of the Governing Documents of Parent, Merger Sub I or Merger Sub II, (b) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by Parent, Merger Sub I or Merger Sub II, (c) result in a material violation of or a material default (or give rise to any material right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other material contract, instrument or obligation to which Parent, Merger Sub I or Merger Sub II is a party or by which Parent, Merger Sub I or Merger Sub II or any of their respective assets may be bound, or (d) violate in any material respect any material Law applicable to Parent, Merger Sub I or Merger Sub II, except, in the case of clauses (b), (c) and (d) of this Section 4.4, for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Parent, Merger Sub I or Merger Sub II is a party, including the payment of the Merger Consideration and other amounts to be paid or caused to be paid by Parent, Merger Sub I or Merger Sub II at the Closing.

Section 4.5 Financial Statements.

(a) Except as set forth on Section 4.5 of the Parent Disclosure Schedule the financial statements and notes contained or incorporated by reference in the Parent SEC Documents (a) fairly present in all material respects the financial condition of Parent as at the respective dates of, and for the periods referred to in, such financial statements and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC), and (b) fairly present in all material respects, the consolidated financial position, results of operations, changes in shareholder’s equity and cash flows of Parent, if any, as at the respective dates of, and for the periods referred to in, such financial statements, except as otherwise noted therein. Parent has no material off-balance sheet arrangements that are not disclosed in the Parent SEC Documents. The Company acknowledges that (i) the staff of the SEC (the “Staff”) issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Documents and (iii) any restatement, revision or other modification of the Parent SEC Documents in connection with such review of the Statement or any subsequent agreements, orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Agreement.

(b) There is no material liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of Parent or its Subsidiaries of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP applied on a consistent basis, except for liabilities, debts and obligations: (i) provided for in, or otherwise reflected or reserved for in the financial statements and notes contained or incorporated by reference in the Parent SEC Documents; (ii) that have arisen since the date of the most recent balance sheet included in the financial statements or notes contained or incorporated by reference in the Parent SEC Documents in the ordinary course of business of Parent; (iii) that arose under any material Contract to which Parent, Merger Sub I or Merger Sub II is a party, none of which arose out of or relate to a breach of Contract, violation of Law, tort, lawsuit, infringement or misappropriation; (iv) arising under or incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; (v) arising under the Parent Governing Documents or the Governing Documents of Merger Sub I or Merger Sub II; (vi) that will be discharged or paid off prior to or at the Closing; or (vii) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

Section 4.6 Litigation. There are no Actions pending or, to the knowledge of Parent, threatened by any Governmental Entity with respect to Parent, Merger I or Merger Sub II and there are no Actions, pending or currently threatened, against Parent, Merger Sub I or Merger Sub II that (a) would challenge or seek to enjoin, alter or materially delay the transactions contemplated by this Agreement or (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to enter into this Agreement or consummate the transactions contemplated hereby.

Section 4.7 Tax Returns; Taxes. Except as otherwise disclosed on Section 4.7 of the Parent Disclosure Schedule:

(a) all income and other material Tax Returns of the Parent, Merger Sub I and Merger Sub II required by applicable Law to have been filed with any Governmental Entity have been duly and timely filed (taking into account applicable extensions of time to file) and are true, correct and complete in all material respects;

(b) all income and other material Taxes due and owing by Parent, Merger Sub I and Merger Sub II (whether or not shown on any Tax Return) have been timely paid in full (taking into account applicable extensions of time to pay);

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of Parent, Merger Sub I or Merger Sub II were or are due to be filed other than automatic extensions of time not exceeding seven (7) months;

(d) all material deficiencies asserted as a result of any examination of any Tax Returns of Parent, Merger Sub I or Merger Sub II have been paid in full or finally settled;

(e) no claims for additional Taxes have been asserted in writing and no proposals or deficiencies for any Taxes of Parent, Merger Sub I or Merger Sub II are being asserted, or, to the knowledge of Parent, proposed or threatened in writing, and no audit or investigation of any Tax Return of Parent, Merger Sub I or Merger Sub II is currently underway, pending or, to the knowledge of Parent, threatened;

(f) Parent, Merger Sub I and Merger Sub II have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other Person;

(g) there are no outstanding waivers or agreements by or on behalf of Parent or Merger Sub for the extension of time for the assessment of any material Taxes or any deficiency thereof and none of Parent, Merger Sub I or Merger Sub II has waived any statute of limitations in respect of Taxes;

(h) there are no Liens for Taxes against any asset of Parent (other than Permitted Liens);

(i) Parent is not nor has been a party to any “listed transaction,” as defined in Treasury Regulation Section 1.6011-4(b)(2);

(j) none of Parent, Merger Sub I or Merger Sub II has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code;

(k) following the Domestication, Parent will be treated and classified for U.S. federal and applicable state and local Tax purposes as a domestic corporation (within the meaning of the Section 7701(a)(3)(C) of the Code). Merger Sub II is treated and classified for U.S. federal and applicable state and local Tax purposes as an entity which is disregarded as an entity separate from Parent (within the meaning Section 301.7701-2 of the Treasury Regulations), and no election has or shall be made to treat Merger Sub II as anything other than a disregarded entity for U.S. federal income Tax purposes; and

(l) none of Parent, Merger Sub I or Merger Sub II has taken, has agreed to take, or intends to take, in each case, any action that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment. None of Parent, Merger Sub I or Merger Sub II is aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.8 Compliance with Laws. Each of Parent, Merger Sub and Merger Sub II is, and has been since inception, in compliance in all material respects with all Laws applicable to their respective businesses or operations. To the knowledge of Parent, none of Parent, Merger Sub and Merger Sub II has received any written notice of or been charged with the material violation of any such Laws by any Governmental Entity having jurisdiction or authority over the operations of Parent, Merger Sub I or Merger Sub II, as applicable.

Section 4.9 Brokerage. Except as set forth on Section 4.9 of the Parent Disclosure Schedule, to the knowledge of Parent, neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II any of their respective Affiliates.

Section 4.10 Subsidiaries; Organization of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II are directly and wholly owned by Parent and were formed for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has and will have at the Closing no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

Section 4.11 Parent SEC Documents. Except as set forth on Section 4.11 of the Parent Disclosure Schedule, since the consummation of the initial public offering of Parent’s securities, Parent has timely filed or furnished with the SEC all periodic reports required to be filed or furnished under the Securities Act or the Exchange Act (excluding Section 16) (such forms, reports, schedules and statements, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), was prepared with and complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges that (i) the Staff issued the Statement on April 12, 2021, (ii) Parent continues to review the Statement and its implications, including on the financial statements and other information included in the Parent SEC Documents and (iii) any restatement, revision or other modification of the Parent SEC Documents in connection with such review of the Statement or any subsequent agreements, orders, comments or other guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Agreement. No notice of any SEC review or investigation of Parent or such Parent SEC Documents has been received by Parent. To the knowledge of Parent, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.11, the term “file” will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

Section 4.12 Information Supplied; SEC Filings. The information supplied, or to be supplied, in writing by Parent expressly for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) does not and shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by Parent or that are included in such filings, submissions, publications or mailings). The Registration Statement / Proxy Statement will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder applicable to the Registration Statement / Proxy Statement.

Section 4.13 Listing. Prior to the Domestication, the issued and outstanding Parent Class A Ordinary Shares (the foregoing, collectively, the “Parent Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Public Securities or prohibit or terminate the listing of the Parent Public Securities on the NYSE. Parent has taken no action that is designed to terminate the registration of the Parent Public Securities under the Exchange Act. Except as set forth on Section 4.13 of the Parent Disclosure Schedule, Parent has not received any written or, to the knowledge of Parent, oral deficiency notice from the NYSE relating to the continued listing requirements of the Parent Public Securities.

Section 4.14 Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.15 Board Approval; Shareholder Vote. The board of directors of Parent, Merger Sub I and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub I or Merger Sub II, as applicable), as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by this Agreement; and (b) determined that the consummation of the transactions contemplated by this Agreement is in the best interest of, as applicable, the Parent Shareholders, the sole stockholder of Merger Sub and the sole member of Merger Sub II. Other than obtaining the Required Parent Shareholder Approval and making and procuring all those filings required to be made in connection with the Domestication, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the transactions contemplated by this Agreement.

Section 4.16 Trust Account. As of the date hereof, Parent has at least $46,454,424 (the “Trust Amount”) in a trust account maintained by the Trustee (the “Trust Account”), with such funds invested in an interest-bearing cash account, and held in trust by the Trustee pursuant to the Trust Agreement. As of the date hereof, the Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. As of the date hereof, the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by Parent, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by Parent. To the knowledge of Parent, there are no side letters and (except for the Trust Agreement) no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than (x) the Parent Shareholders who shall have exercised, or do exercise, their rights to participate in the Parent Share Redemption, (y) the underwriters of the Parent’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) and (z) Parent with respect to income earned on the proceeds in the Trust Account (1) to pay income taxes from any interest income earned in the Trust Account and (2) up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no material Actions pending or, to Parent’s knowledge, threatened with respect to the Trust Account.

Section 4.17 Affiliate Transactions. There are no material transactions, Contracts, agreements, arrangements or undertakings between any of Merger Sub I or Merger Sub II, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent, Merger Sub I or Merger Sub II, on the other hand.

Section 4.18 Indebtedness. Section 4.19 of the Parent Disclosure Schedule sets forth the principal amount of all of the outstanding Indebtedness in respect of borrowed money, as of the date that is one (1) day prior to the date hereof, of Parent and its Subsidiaries.

Section 4.19 Title to Property . Neither Parent, Merger Sub I nor Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which Parent, Merger Sub I or Merger Sub II has a right or obligation to acquire or lease any interest in real property or personal property.

Section 4.20 Absence of Certain Changes or Events . Except as set forth on Section 4.23 of Parent Disclosure Schedule, since their respective dates of formation, except as expressly contemplated by this Agreement, (a) none of Parent, Merger Sub I or Merger Sub II (i) has conducted any business activities other than activities in connection with Parent’s public offering its securities (and the related private offerings), public reporting and Parent’s search for an initial business combination, or (ii) has sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, and (b) there has not been any event, change or effect that, individually or in the aggregate with all other events, changes or effects, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.21 Section 280G . Neither Parent, nor any employee, equityholder or service provider (current or former) of Parent, is a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code as a result of the transactions contemplated by this Agreement.

Section 4.22 Sponsor Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Agreement is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. To the knowledge of Parent, neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. To the knowledge of Parent, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Agreement.

Section 4.23 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement, none of Parent, Merger Sub I or Merger Sub II makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or the transactions contemplated by this Agreement, and each of Parent, Merger Sub I and Merger Sub II disclaims any and all liability and responsibility for any other representation, warranty or information made, communicated, or furnished (orally or in writing) to the Company, any Equity Holder or their respective Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company or Equity Holder by any Representative of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates). Neither Parent nor Merger Sub makes any representation or warranty to the Company or any Equity Holder regarding the probable success or future profitability of Parent, Merger Sub I, Merger Sub II or the Group Companies except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party. It is understood that any Due Diligence Materials made available to the Company, any Equity Holder or their respective Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of Parent, Merger Sub I, Merger Sub II or their respective Affiliates or Representatives except for the representations and warranties contained in this Article IV (as modified by the Parent Disclosure Schedules) and in any Ancillary Agreement to which it is a party.

Section 4.24 Independent Investigation; No Reliance. Parent, Merger Sub I and Merger Sub II have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by Parent, Merger Sub I and Merger Sub II and their respective Affiliates and, to the extent deemed appropriate by them, by Representatives of Parent, Merger Sub I and Merger Sub II. In entering into this Agreement, each of Parent, Merger Sub I and Merger Sub II acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and the representations and warranties of the Group Companies expressly set forth in this Agreement and the Company and the Equity Holders expressly set forth in any Ancillary Agreement to which it is a party.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company.

(a) The Company agrees that, during the period from the date of this Agreement to the earlier of termination of this Agreement in accordance with Section 8.1 and the Closing (the “Interim Period”), except as otherwise expressly required by this Agreement, or as consented to in advance in writing by Parent, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the Ordinary Course and in compliance in all material respects with applicable Laws and (ii) use its reasonable best efforts to (A) preserve intact its present business organization, (B) keep available the services of and retain its directors, officers and key employees and (C) maintain and preserve existing relationships with its suppliers, vendors, customers, employees, insurers and others having material business relationships with it.

(b) The Company agrees that, during the Interim Period, except as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.1(b) or as consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each Company Subsidiary not to:

(i) amend, modify, waive or fail to enforce any of its respective Governing Documents or the Stockholder Agreements;

(ii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options (including Company Options), warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable (other than issuances of shares of Company Common Stock pursuant to Section 2.8, substantially in the form made available to Parent, in the Ordinary Course to newly hired employees and other service providers which are included in Company Fully Diluted Shares);

(iii) split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(iv) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(v) make any change to any of the cash management practices of the Company or any Company Subsidiary, including deviating from or altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(vi) make any change to any policy or practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to its business or accelerate or delay the payment or receipt of any payables or receivables;

(vii) (A) grant any material refunds, credits, rebates or allowances (or offer new discounts/rebates/credits or allowances) to customers or (B) give any discount, accommodation or other concession other than in the Ordinary Course, in order to accelerate or induce the collection of any receivable;

(viii) take any action or fail to take any action that would have, or could reasonably be expected to have, the effect of (i) delaying or postponing the payment of any accounts payable or commissions or any other liability to post-Closing periods that would otherwise be expected to occur prior to the Closing, or (ii) accelerating the collection of (or discount) any accounts or notes receivable to pre-Closing periods that would otherwise be expected to occur after the Closing;

(ix) other than in connection with the Company Financings, (A) incur any Indebtedness in excess of $250,000 in the aggregate, or (B) make any loans or advances to any other Person;

(x) other than in connection with the Company Financings, cancel or forgive any Indebtedness in excess of $250,000 in the aggregate owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary that does not result in a material post-Closing Tax or other liability;

(xi) except as may be required by guidance from the Staff of the SEC regarding the accounting policies of Parent that are generally applicable to special purpose acquisition companies or Parent’s accountants, Law or GAAP, make any material change in the financial accounting methods, principles or practices of the Company or any Company Subsidiary (or change an annual accounting period);

(xii) except as required by Law (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any Tax period, (D) adopt or change any material method of Tax accounting, (E) file any amended income or other material Tax Return, (F) enter into any closing agreement related to any Tax or request any Tax ruling from a Tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(xiii) enter into, renew, modify or amend any Company Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted a Company Affiliate Agreement);

(xiv) grant or otherwise create or consent to the creation of any Lien (other than a Permitted Lien) on any of its material assets, Owned Real Properties or Leased Real Properties;

(xv) sell, lease, license, permit to lapse, abandon or otherwise dispose of any of its material properties or assets that are material to its business (excluding Intellectual Property which is addressed in Section 5.1(b)(xvi)), except sales of inventory in the Ordinary Course;

(xvi) sell, assign, transfer, lease, license, abandon, let lapse or expire, cancel, dispose of, or subject to any Lien (other than Permitted Liens) any Intellectual Property, except non-exclusive licenses of Intellectual Property granted in the Ordinary Course or the expiration of registered Intellectual Property at the end of its statutory term;

(xvii) (A) amend, extend, renew, assign or otherwise modify any Company Material Contract (or any Contract that would have been a Company Material Contract if not so amended, extended, renewed, assigned or otherwise modified as of the date hereof) in any manner less favorable to the Company or any of its Subsidiaries than prior to such amendment or modification, (B) enter into any

Contract that would have been a Company Material Contract if entered into prior to the date hereof, or (C) terminate any Company Material Contract (or any Contract that would have been a Company Material Contract if entered into prior to the date hereof), in each case other than in the Ordinary Course;

(xviii) waive or release any noncompetition, nonsolicitation, nondisparagement, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor other than in the Ordinary Course;

(xix) hire, engage or terminate (without cause) furlough or temporarily layoff any employee or independent contractor with annual compensation in excess of $250,000;

(xx) except as required under applicable Law or the terms (as in effect on the date hereof) of any Company Benefit Plan set forth on Schedule 3.16(a), (A) grant or agree to grant to any employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries any increase in (i) wages or bonus (except in connection with promotions in the Ordinary Course) or (ii) severance, profit sharing, retirement, insurance or other compensation or benefits, (B) adopt, enter into or establish any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof (except with respect to employment or consulting Contracts which would not be Company Material Contracts if in effect on the date hereof), or amend, modify, terminate, or agree to amend, modify or terminate any existing Company Benefit Plans (except for group welfare insurance policy renewals in the Ordinary Course), (C) accelerate the time of payment, vesting or funding of any compensation or benefits under any Company Benefit Plan or otherwise (including any plan or arrangement that would be a Company Benefit Plan if it was in effect on the date hereof) or (D) make any personnel change to the management of the Company, including the hiring of additional officers or termination (except for cause) of existing officers;

(xxi) unless required by Law, (A) modify, negotiate, extend, terminate or enter into any CBA, or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Group Companies;

(xxii) implement or announce any employee layoffs or furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the WARN Act;

(xxiii) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Company or any Company Subsidiary (A) involving payments in excess of $150,000 in any single instance or in excess of $250,000 in the aggregate, (B) seeking material injunctive or other equitable remedy, (C) which imposes any material restrictions on the operations of the Company or any Company Subsidiary or (D) by the Equity Holders or any other Person, which relates to the transactions contemplated by this Agreement;

(xxiv) make or incur any capital expenditures that in aggregate exceed $100,000 in excess of the Company’s annual capital expenditure budget for periods following the date hereof made available to Parent;

(xxv) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course, or (B) other assets in an amount not to exceed $150,000 individually or $250,000 in the aggregate;

(xxvi) merge or consolidate the Company or any Company Subsidiary with any other Person, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xxvii) enter into any new line of business, except as expressly set forth in any business plan made available to Parent;

(xxviii) fail to maintain the Insurance Policies or comparable replacement policies consistent with levels maintained by the Company and each Company Subsidiary as of the date of this Agreement;

(xxix) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xxx) make political contributions to political candidates or political action committees;

(xxxi) take any action that is reasonably likely to prevent, delay or impede the consummation of the Mergers or the other transactions contemplated by this Agreement; or

(xxxii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.

Section 5.2 Interim Operations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II agrees that, during the Interim Period, except as contemplated by the Domestication, the Parent Shareholder Approval, a Parent Share Redemption, the Sponsor Agreement or the PIPE Financing, or as otherwise expressly required by this Agreement, as required by applicable Law (including as may be compelled by any Governmental Entity), as set forth on Schedule 5.2 or as consented to in advance in writing by the Company, that Parent, Merger Sub I and Merger Sub II shall not:

(i) make any amendment or modification to its Governing Documents or the Trust Agreement;

(ii) make or allow to be made any reduction in the Trust Amount, other than as expressly permitted by the Parent Governing Documents or the Trust Agreement;

(iii) issue or sell, or authorize to issue or sell, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its capital stock, membership interests or any other Equity Interests, as applicable, other than the issuance of additional shares (or notes convertible into additional shares) of Parent to third-party investors, including the Investors, pursuant to additional agreements (including the Subscription Agreements in connection with the PIPE Financing), the aggregate amount of which shall not exceed $75,000,000;

(iv) other than in connection with the conversion of Parent Class B Ordinary Shares into Parent Common Stock pursuant to the Parent Governing Documents and the Domestication, split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock, membership interests or any other Equity Interests, as applicable;

(v) (A) make, change or rescind any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (C) change any Tax period, (D) adopt or change any material method of Tax accounting, (E) file any amended income or other material Tax Return, (F) enter into any closing agreement related to any Tax or request any Tax ruling from a Tax authority or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(vi) except as may be required by Law or GAAP, make any material change in the financial accounting methods, principles or practices of Parent, Merger Sub I or Merger Sub II;

(vii) make, declare, set aside or pay any dividend or make any other distribution, in each case whether in cash, stock or otherwise;

(viii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets, any other business combination, lease, license or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

(ix) (A) incur any Indebtedness other than the PIPE Financing or (B) make any loans or advances to any other Person, in each case, except a working capital loan not to exceed $1,000,000 from Parent Sponsor or an affiliate thereof or certain of Parent’s officers and directors to finance Parent’s transaction costs in connection with the transactions contemplated hereby;

(x) take any action or enter into any transaction, the effect of which might reasonably be expected to impair, delay, or prevent any required approvals or expiration or terminations of waiting periods under antitrust or competition Laws, including expiration of the waiting period of the HSR Act, or any extension thereof;

(xi) pay, discharge, compromise, waive, release, assign or settle any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Parent or otherwise relating to the transactions contemplated by this Agreement that (A) involves any payments of any obligation by Parent or the Surviving Company that will not be extinguished in its entirety prior to the Closing, (B) seeks injunctive or other equitable remedy, (C) imposes any material restrictions on the operations of Parent, the Surviving Company, the Company or any Company Subsidiary, or (D) does not provide for a general and complete release of all claims against Parent, its Affiliates and any other Person to which Parent owes any obligation to indemnify, reimburse, or otherwise make-whole (including obligations to advance funds to cover such obligations) in connection with such Action;

(xii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.2.

Section 5.3 Trust Account & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with, subject to and pursuant to the Trust Agreement and the Parent Governing Documents, at the Closing, Parent shall use its reasonable best efforts to cause (i) the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) the Trustee to pay as and when due all amounts payable to Parent Shareholders who shall have validly elected to redeem their Parent Class A Ordinary Shares pursuant to the Parent Governing Documents and use its reasonable best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived.

Section 5.4 Reasonable Best Efforts; Consents.

(a) Each of the Parties shall, and the Company shall cause its Subsidiaries to, cooperate, and use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities necessary to consummate the transactions contemplated by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.4(a) or any other provision of this Agreement shall require or obligate Parent or any other Person to take any actions with respect to Parent’s Affiliates, Parent Sponsor, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Parent’s Affiliates, Parent Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Parent’s Affiliates, Parent Sponsor or any such investment fund or investment vehicle. Each of the Parties shall pay 50% of the applicable filing fees due under the HSR Act.

(b) Without limiting the generality of the foregoing, each Party will as soon as commercially practicable after execution of this Agreement (but in no event later than ten (10) Business Days after the date hereof) make all filings or submissions as are required under the HSR Act. The parties agree to request at the time of filing early termination of the applicable waiting period under the HSR Act. Each Party will, and the Company shall cause its Subsidiaries to, promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will take all other actions necessary to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, and subject to applicable Law, each of the Company, Parent, Merger Sub I and Merger Sub II will, and the Company shall cause its Subsidiaries to: (i) promptly notify other Parties of any written communication made to or received by them, as the case may be, from any Governmental Entity regarding any of the transactions contemplated hereby; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; and (iv) furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the transactions contemplated hereby.

(c) No Party shall take, and the Company shall not permit any of its Subsidiaries to take, any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Entity of any of the aforementioned filings. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 5.5 Public Announcements. None of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by any Party in compliance with this Section 5.5. Nothing in this Section 5.5 shall prohibit or limit (a) any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Law or the requirements of any national securities exchange to make, issue or release; provided, that, to the extent practicable, the Party making such announcement, statement or acknowledgment shall provide such announcement, statement or acknowledgment to the other Parties prior to release and consider in good faith any comments from such other Parties or (b) Parent, Merger Sub I or Merger Sub II and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its current or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

Section 5.6 Access to Information; Confidentiality.

(a) During the Interim Period, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, provide to Parent and its Representatives during normal business hours reasonable access to all employee, facilities, books and records and other information of the Company and its Subsidiaries as is reasonably requested in writing (including, for the avoidance of doubt, for purposes of completing Parent’s due diligence review of the Company); provided, that (x) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the transactions contemplated by this Agreement, and (y) nothing herein shall require the Company to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, after consultation with outside counsel, (i) would waive any legal privilege or (ii) would be in violation of applicable laws or regulations of any Governmental Entity (including the HSR Act and any other applicable Laws). All of such information made available to Parent shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement, the provisions and restrictions of which are by this reference hereby incorporated herein; provided that nothing therein shall prohibit or limit Parent, Merger Sub and their respective Affiliates (including Lion Capital LLP and its Affiliates) from disclosing any such information to its actual or potential financing sources so long as the recipients are bound by customary confidentiality obligations.

(b) All non-public information of Parent provided to the Company pursuant to this Agreement shall be treated as confidential pursuant to the terms of this Section 5.6(b). The Company shall, and shall cause its Subsidiaries to, hold in confidence, and the Company shall not, and shall cause its Subsidiaries to not, disclose any non-public information of Parent provided hereunder, including exercising the same degree of care as the Company exercises with its own confidential or proprietary information of a similar nature, but in no event less than a commercially reasonable degree of care, to prevent its unauthorized disclosure or use. The Company acknowledges and agrees that some of the information provided to the Company may be considered “material non-public information” for purposes of securities Laws, and the Company shall, and shall cause its Subsidiaries to, abide by all securities Laws relating to the handling of and acting upon material non-public information of or regarding Parent. The Company shall, and shall cause its Subsidiaries to, only use any such non-public information for purposes of consummating the transaction contemplated by this Agreement. The Company shall not, and shall cause its Subsidiaries to not, disclose any portion of such non-public information to any person other than its or their respective Representatives who are bound by obligations of confidentiality substantially similar to the terms of this Section 5.6(b) and who “need to know” such non-public information in order to consummate the transactions contemplated by this Agreement, and then only to the extent they need to know. The Company shall as soon as commercially practicable notify Parent in the event of any unauthorized use or disclosure of such non-public information and reasonably cooperate with Parent to prevent further unauthorized use or disclosure. In any event, the Company shall be responsible for any breach of this Section 5.6(b) by any of its Representatives or such parties, and agrees, at its sole expense, to take commercially reasonable measures to restrain its Representatives and such parties from prohibited or unauthorized disclosure or use of such non-public information. Notwithstanding anything contained herein to the contrary, this Section 5.6(b) shall not (i) prohibit the Company from disclosing any such non-public information to the extent required in order for the Company to comply with applicable Law, provided that the Company, to the extent permitted by applicable Law, provides prior written notice of such required disclosure to Parent and takes reasonable and lawful actions to avoid or minimize the extent of such disclosure, at Parent’s sole expense, or (ii) prohibit or limit the Company and its Affiliates from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to the Company’s investors, prospective investors and advisors bound by customary confidentiality provisions. Notwithstanding the foregoing, any non-public information of Parent provided to the Company pursuant to this Agreement may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests or demands by any Governmental Entity with jurisdiction over the Company or its Representatives and not directed at Parent or the transactions contemplated by this Agreement; provided that the Company or its Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and to keep such information confidential in accordance with such Governmental Entity’s policies and procedures.

Section 5.7 Interim Financial Statements. During the Interim Period, the Company shall deliver to Parent and any of the Company’s and Parent’s financial advisors, within fifteen (15) days following the end of any month, the unaudited consolidated balance sheet of the Group Companies as of the end of such month, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for such monthly period, setting forth in each case comparisons to the Group Companies’ monthly budget and to the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of footnote disclosures and to normal year-end adjustments).

Section 5.8 Tax Matters.

(a) Intended Tax Treatment.

(i) The Parties intend that (i) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) the Mergers shall constitute a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.8(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii) Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of Parent, the Domestication qualifying for the Intended Tax Treatment.

(b) The Parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment of the Merger, including providing factual support letters. In the event the SEC requests or requires a tax opinion with respect to the Intended Tax Treatment, each Party shall use reasonable efforts to execute and deliver customary tax representation letters to the applicable tax advisor (or advisors) in form and substance reasonably satisfactory to the advisor (or advisors) delivering such opinion and the party delivering such tax representation letter; provided, however, that in the event that the SEC requests or requires a tax opinion with respect to the Domestication, then Parent will use its reasonable best efforts to cause Kirkland & Ellis LLP to deliver such tax opinion to Parent.

(c) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, the issuance of any Tax opinions regarding the Mergers and any Tax audit or proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and using commercially reasonable efforts to make available to the pre-Merger shareholders of Parent information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by the Company, and the Parties will cooperate in filing all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

(e) FIRPTA Certificate. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent (i) a certificate of the Company certifying that the Company is not, and has not been, a United States real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

(f) Withholding Certificates. Pursuant to the Letter of Transmittal process, the Exchange Agent shall solicit from (i) each Company Stockholder that is a “United States person” within the meaning of Section 7701(a)(30) of the Code a properly completed and duly executed IRS Form W-9 certifying that such Equity Holder, as the case may be, is not subject to backup withholding; and (ii) each Company Stockholder that is not a “United States person” a properly completed and duly executed applicable IRS Form W-8.

Section 5.9 Directors’ and Officers’ Indemnification.

(a) Parent and the Surviving Company shall ensure, and the Surviving Company shall cause each of its Subsidiaries to ensure, that (i) all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director or officer of Parent, the Company or any Company Subsidiary (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) solely to the extent as provided in the respective Governing Documents and indemnification agreements to which Parent, the Company or any Company Subsidiary is a party or bound as of the date hereof, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and (ii) the indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such Governing Documents shall not, except as required by applicable Law, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Person thereunder; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. From and after the Closing, the Parent (as the surviving company following the Domestication) shall assume, guarantee and stand surety for, and shall cause the members of the Groups Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9(a).

(b) On or prior to the Closing Date, the Company shall purchase, through a broker mutually agreed to by Parent and the Company, and maintain in effect for a period of six (6) years thereafter, a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Parent and any Group Company, in each case, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and limits as, and contain terms and conditions no less advantageous than, but not materially more advantageous than, in the aggregate, the coverage currently provided by such current policy, covering those Persons who are covered on the date hereof by such policy and with terms, conditions, retentions and limits of liability that are no less advantageous than, but not materially more advantageous than, the coverage provided under Parent’s or any Group Company’s existing policies, provided, that the tail premium shall not exceed 300% of the aggregate annual premiums currently payable by Parent and the Group Companies, as applicable, with respect to such current policies of directors’ and officers’ liability insurance; provided, further, that if the annual premium exceeds such amount, then any such tail policy shall contain the maximum coverage available at a cost not exceeding such amount.

(c) From and after the Effective Time, Parent shall, and shall cause any Group Company to, defend and hold harmless, as set forth as of the date hereof in the Parent Governing Documents or the Governing Documents of the Group Companies and to the fullest extent permitted under applicable Law, all Indemnified Persons with respect to all acts and omissions arising out of such individuals’ services as officers or directors of Parent or any of its Subsidiaries occurring prior to the Effective Time, including the execution of, and the transactions contemplated by, this Agreement. Without limitation of the foregoing, in the event any such Indemnified Person is or becomes involved, in such Indemnified Person’s capacity as a director or officer, in any Action in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to, on or after the Effective Time, Parent, from and after the Effective Time, shall pay, as incurred, such Indemnified Person’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Parent shall pay, within thirty (30) days after any reasonable request for advancement, all expenses, including attorneys’ fees, which may be incurred by any Indemnified Person in enforcing this Section 5.9 or any action involving an Indemnified Person resulting from the transactions contemplated by this Agreement subject to an undertaking by such Indemnified Person to return such advancement if such Indemnified Person is ultimately determined to not be entitled to indemnification hereunder.

(d) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Company contained in this Section 5.9 shall be binding upon the successors and assigns of Parent and the Surviving Company. In the event any of Parent or the Surviving Company, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person, or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification and other obligations set forth in this Section 5.9.

(e) The obligations of the Surviving Company under this Section 5.9 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.9 applies without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9, each of whom may enforce the provisions of this Section 5.9).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, limit, waive, impair or substitute for any rights to insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

(g) Each of Parent and the Company hereby acknowledges that certain Indemnified Persons may have rights to indemnification and advancement of expenses provided by one (1) or more current direct or indirect equityholders of the Company or Parent, as applicable, or their respective Affiliates (each, a “Separate Indemnitor”) (directly or through insurance obtained by any such Person). Each of Parent and the Company hereby agrees and acknowledges that following the Closing (i) Parent is the indemnitor of first resort with respect to the Indemnified Persons; (ii) Parent shall be required to advance the full amount of expenses incurred by the Indemnified Persons, as required by Law, the terms of the Parent Governing Documents, the Governing Documents of the Group Companies, any applicable agreement, vote of stockholders or disinterested directors, or otherwise, without regard to any rights the Indemnified Persons may have against any Separate Indemnitors, and (iii) to the extent permitted by Law, Parent irrevocably waives, relinquishes and releases the Separate Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Company further agrees that following the Closing no advancement or payment by any Separate Indemnitor with respect to any claim for which the Indemnified Persons have sought indemnification pursuant hereto shall affect the foregoing, and such Separate Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Persons against Parent.

Section 5.10 Communications; SEC Filings.

(a) As promptly as practicable following the execution of this Agreement, Parent shall prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, in form and substance mutually agreeable to Parent, the Company and any of Parent’s and the Company’s financial advisors (the “Signing Form 8-K”) and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall prepare and as promptly as reasonably practicable after Parent’s receipt of the PCAOB Financial Statements, Parent shall file with the SEC a Registration Statement / Proxy Statement, which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, for the purpose of soliciting proxies from the Parent Shareholders to vote at the Parent Shareholder Meeting in favor of the Transaction Proposals. Parent shall file the definitive Registration Statement / Proxy Statement with the SEC and cause the same to be mailed to its shareholders of record, as of a record date to be established by the Parent Board that is in existence immediately prior to the Domestication, within ten (10) Business Days following the receipt of oral or written notification of the completion of the review by the SEC, or notification that the SEC will not conduct a review.

(c) Prior to filing with the SEC, Parent will make available to the Company and any of Parent’s and the Company’s financial advisors drafts of the Registration Statement / Proxy Statement and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Registration Statement / Proxy Statement or such other document and will provide the Company and any of Parent’s or the Company’s financial advisors with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Parent will advise the Company and any of Parent’s or the Company’s financial advisors promptly after it receives notice thereof, of (i) the time when the Registration Statement / Proxy Statement has been filed, (ii) the receipt of oral or written notification of the completion of the review by the SEC, (iii) the filing of any supplement or amendment to the Registration Statement / Proxy Statement, (iv) any request by the SEC for amendment of the Registration Statement / Proxy Statement, (v) any comments, written or oral, from the SEC relating to the Registration Statement / Proxy Statement and responses thereto and (vi) requests by the SEC for additional information in connection with the Registration Statement / Proxy Statement. The Parties shall cooperate to promptly respond to any comments of the SEC on the Registration Statement / Proxy Statement, and the Parties shall use their respective reasonable best efforts to have the Registration Statement / Proxy Statement cleared by the SEC under the Securities Act and Exchange Act as soon after filing as practicable.

(d) The Parties acknowledge that a substantial portion of the Registration Statement / Proxy Statement and certain other forms, reports and other filings required to be made by Parent under the Securities Act and Exchange Act in connection with the transactions contemplated by this Agreement (collectively, “Additional Parent Filings”) shall include disclosure regarding the Group Companies and the business of the Group Companies and the Group Companies management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Group Companies to, as promptly as reasonably practicable, provide Parent with all information concerning the Company and the Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, Additional Parent Filings or any other Parent SEC Document. The Company shall make, and shall cause Group Companies to, make, and shall cause their Affiliates, directors, officers, managers and employees to make, available to Parent and Parent’s and the Company’s financial advisors and their respective counsel, auditors and other Representatives in connection with the drafting of the Registration Statement / Proxy Statement, Additional Parent Filings and any other Parent SEC Document and responding in a timely manner to comments thereto from the SEC all information concerning the Group Companies, their respective businesses, management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement / Proxy Statement, such Additional Parent Filing or other Parent SEC Document. If, at any time prior to the Closing, any Party discovers or becomes aware of any event, fact or circumstance relating to the Company or the Group Companies or their respective businesses, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement (or any Additional Parent Filing or other Parent SEC Document) so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Party shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. Parent shall be permitted to make all necessary filings with respect to the transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder.

(e) Prior to Closing, the Company shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”) and shall provide Parent and any of Parent’s or the Company’s financial advisors with a reasonable opportunity to comment on such Closing Form 8-K and consider in good faith Parent’s comments thereon prior to filing such Closing Form 8-K. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, Parent shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(f) The Company shall provide to Parent and any of Parent’s or the Company’s financial advisors as promptly as practicable after the date of this Agreement (but in any event within fifteen (15) Business Days after the date of this Agreement) (i) audited consolidated balance sheet of the Group Companies as of December 31, 2021 and December 31, 2020, and related audited consolidated statements of operations, cash flows and stockholders’ equity (deficit) for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Group Companies’ independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”), (ii) unaudited consolidated financial statements of the Group Companies, including consolidated statements of operations, cash flows and stockholders’ equity (deficit) as of and for the nine (9) month periods ended September 30, 2022 and September 30, 2021, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X of the SEC and reviewed by the Group Companies’ independent auditor in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants, (iii) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by the Group Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement / Proxy Statement or the Closing Form 8-K (including pro forma financial information), (iv) all selected financial data of the Group Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K and (v) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC (as if the Group Companies were subject thereto) with respect to the periods described in the foregoing clauses (i) and (ii), and (iii), as necessary for inclusion in the Registration Statement / Proxy Statement and Closing Form 8-K (including pro forma financial information).

(g) If the Registration Statement / Proxy Statement has not been declared effective by the SEC on or prior to February 14, 2023, then the Company shall provide to Parent and any of Parent’s and the Company’s financial advisors as promptly as practicable following the end of any fiscal quarter (but in any event within thirty (30) days following the end of any fiscal quarter other than the year ended December 31, 2022, which shall be seventy-five (75) days) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, statement of changes in stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Parent with the SEC in connection with the transactions contemplated hereby (the “Closing Company Financial Statements”), and which, in the case of any of the foregoing that is audited, shall in each case be audited in accordance with the standards of the PCAOB.

(h) The Company covenants and agrees that the information supplied or to be supplied by any Group Company for inclusion in the Registration Statement / Proxy Statement, the Additional Parent Filings, any other the Parent SEC Document, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Registration Statement / Proxy Statement is declared effective by the SEC, (iii) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Parent Shareholders, (iv) the time of the Parent Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by any Group Company or that are included in such filings or mailings).

Section 5.11 Parent Shareholder Meeting(a).

(a) Parent shall establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Parent Shareholder Meeting, for the purpose of voting on the Transaction Proposals, which meeting shall be held not more than forty-five (45) days after the date on which Parent mails the Registration Statement / Proxy Statement to its shareholders (not including any adjournment thereof). Parent shall use its reasonable best efforts to obtain the approval of the Required Transaction Proposals, including by soliciting proxies as promptly as practicable in accordance with applicable Law and the Parent Governing Documents for the purpose of approving the Transaction Proposals. Parent shall, through the Parent Board, recommend to its shareholders that they vote in favor of the Transaction Proposals (the “Parent Board Recommendation”), and Parent shall include the Parent Board Recommendation in the Registration Statement / Proxy Statement. Unless this Agreement has been duly terminated in accordance with its terms, the Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify the Parent Board Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation if it determines in good faith that a failure to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Shareholder Meeting on one or more occasions for an aggregate period of no longer than twenty (20) Business Days (a) to ensure that any supplement or amendment to the Registration Statement / Proxy Statement that the Parent Board has determined in good faith is required by applicable Law is disclosed to Parent’s shareholders and for such supplement or amendment to be promptly disseminated to Parent’s shareholders prior to the Parent Shareholder Meeting, (b) if, as of the time for which the Parent Shareholder Meeting is originally scheduled (as set forth in the Registration Statement / Proxy Statement), there are insufficient Parent Class A Ordinary Shares and Parent Class B Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Shareholder Meeting, (c) in order to solicit additional proxies from shareholders in favor of the adoption of the Required Transaction Proposals or (d) if a number Parent Class A Ordinary Shares have been elected to be redeemed by the holders thereof such that Parent does not reasonably expect that the condition set forth in Section 6.2(e) will be satisfied; provided, that in the event of an adjournment pursuant to clauses (a) or (b) above, the Parent Shareholder Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved, and in no event shall the Parent Shareholder Meeting be reconvened on a date that is later than five (5) Business Days prior to the Outside Date.

Section 5.12 Section 16 of the Exchange Act. Prior to the Closing, the Parent Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement by any Person who is expected to become a “covered person” of Parent (including as a director by deputization) for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 5.13 Termination of Agreements. Prior to the Closing, the Company shall take all actions necessary to terminate the Company Affiliate Agreements, the Stockholder Agreements and each other agreement between any Group Company, on the one hand, and any officer or director of any Group Company or any entity controlled by any such officer or director, on the other hand, other than the Contracts set forth on Schedule 5.13, in each case, at or prior to the Effective Time in a manner such that the Company or Parent does not have any liability or obligation following the Effective Time pursuant to such agreements.

Section 5.14 Written Consent. Within forty-eight (48) hours of the Registration Statement / Proxy Statement being declared effective by the SEC, the Company shall deliver to Parent and any of Parent’s or the Company’s financial advisors evidence (which may be a version in .pdf format delivered to the e-mail address of Parent set forth in Section 9.2) with a copy to Parent’s counsel of the Written Consent. To the extent required by the DGCL, the Company shall promptly (and, in any event, within fifteen (15) Business Days of the date of the Written Consent) deliver to any Company Stockholder who has not executed the Written Consent (a) a notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL, and (b) subject to the provisions of the Stockholder Agreements, the notice in accordance with Section 262 of the DGCL.

Section 5.15 Registration Rights Agreement. At the Closing, Parent shall enter into the Registration Rights Agreement with Parent Sponsor, Sponsor Parties and certain of the Company Stockholders.

Section 5.16 Domestication. Subject to receipt of the Required Parent Shareholder Approval, on the day prior to the Closing Date, Parent shall cause the Domestication to become effective, including by (a) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under the Companies Act (As Revised) of the Cayman Islands in connection with the Domestication, and receiving confirmation from the Registrar of Companies of the Cayman Islands of receipt thereof and (c) requesting, prior to the Closing, and obtaining (which may occur promptly following the Closing) a certificate of de-registration from the Registrar of Companies of the Cayman Islands. Immediately prior to the Closing, Parent shall cause the Parent Bylaws to be in the form attached hereto as Exhibit C until thereafter amended in accordance with the provisions thereof, the Parent Certificate of Incorporation and the DGCL. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, (i) each Parent Class A Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock and (ii) each Parent Class B Ordinary Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Parent Common Stock. The Company will reasonably cooperate with Parent with respect to the Domestication.

Section 5.17 Parent Warrants. By virtue of the Domestication and without any action on the part of any holder of Parent Warrants, each Parent Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.5 of the Warrant Agreement, automatically and irrevocably be modified to provide that such Parent Warrant shall entitle the holder thereof to acquire one share of Parent Common Stock (after giving effect to the Domestication).

Section 5.18 Exclusivity.

(a) During the Interim Period, and in all cases subject to Section 5.1, the Company shall not, and shall cause its Representatives and each Company Subsidiary not to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than Parent and Parent Sponsor (and their respective Representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish (including through any virtual dataroom) any information relating to any Group Company or any of its assets or businesses, or afford access to the assets, business, properties, books or records of any Group Company to a Competing Buyer, for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction; (v) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Competing Transaction, or publicly announce an intention to do so; or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall direct its Affiliates and Representatives acting on its behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(a) by the Company or its Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(a) by the Company.

(b) During the Interim Period, and in all cases subject to Section 5.2, each of Parent, Merger Sub I and Merger Sub II shall not, and shall direct its Representatives not to, directly or indirectly: (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving Parent and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “Parent Competing Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Parent Competing Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Parent Competing Transaction or any proposal or offer that would reasonably be expected to lead to a Parent Competing Transaction or (iv) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of Parent, Merger Sub I and Merger Sub II shall, and shall direct their respective controlled Affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Competing Transaction. The parties agree that any violation of the restrictions set forth in this Section 5.18(b) by Parent, Merger Sub I and Merger Sub II or their respective controlled Affiliates or Representatives shall be deemed to be a breach of this Section 5.18(b) by Parent and the Merger Subs.

(c) For the avoidance of doubt, it is understood and agreed that the covenants and agreements contained in this Section 5.18 shall not prohibit the Company, Parent, Parent Sponsor or any of their controlled Affiliates and their and such Affiliates’ representatives from taking any actions in the ordinary course that are not otherwise in violation of this Section 5.18 (such as answering phone calls) or informing any Person inquiring about a possible Competing Transaction or Parent Competing Transaction, as applicable, of the existence of the covenants and agreements contained in this Section 5.18.

Section 5.19 PIPE Financing. Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms:

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to negotiate and enter into, and to consummate the transactions contemplated by, the Subscription Agreements, including maintaining in effect (once executed and delivered) the Subscription Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing, (iii) without limiting the Company’s rights to enforce such Subscription Agreements pursuant to Section 9.11, enforce its rights under the Subscription Agreements in the event that all conditions to the Investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Investors to pay to (or as directed by) Parent the applicable portion of the PIPE Financing, as applicable, set forth in the Subscription Agreements in accordance with their terms, and (iv) consummate the PIPE Financing when required pursuant to this Agreement.

(b) Unless otherwise approved in writing by the Company (which approval may be given or withheld by the Company in its sole discretion), Parent shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify, the applicable purchase price per share or provide the applicable Investor any material post-Closing right in respect of the Surviving Company under any Subscription Agreement, in each case other than by termination of such Subscription Agreement (and a withdrawal of the applicable Investor) or a reduction in the Investor’s commitment under such Subscription Agreement (in which case, Parent shall provide the Company with prompt written notice of any such termination or reduction). In the event Parent determines to permit any other amendment or modification to be made to, any other waiver (in whole or in part) of, or provide any other consent to modify, any other material provision of any Subscription Agreement, Parent shall provide the Company with prompt written notice of any such amendment, modification, waiver or consent to modify. For the avoidance of doubt, nothing in this Section 5.19(b) shall limit or otherwise affect Parent’s right to negotiate or enter into any Subscription Agreement; provided, that unless consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not enter into any Subscription Agreement on terms materially less favorable in the aggregate to Parent than the terms of the Company Convertible Notes are to the Company.

(c) In the event any portion of the PIPE Financing becomes unavailable on the terms and conditions contemplated in the Subscription Agreements such that the condition set forth in Section 6.2(e) cannot be satisfied, Parent and the Company shall (and shall direct their respective financial advisors to) cooperate in good faith and use their respective commercially reasonable efforts to arrange and obtain as promptly as reasonably practicable following the occurrence of such event alternative financing on terms and conditions no less favorable to Parent, in the aggregate, than those contained in the Subscription Agreements (“Alternative Financing”) from alternative sources (the “Alternative Financing Source”). If and to the extent a definitive subscription agreement is entered into with respect to Alternative Financing, and subject to the terms and conditions of this Agreement, Section 5.19(a) shall apply to such Alternative Financing mutatis mutandis.

Section 5.20 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Company Stockholder, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Company Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre Closing actions or failures to act by the Company Released Parties; provided, that nothing in this Section 5.20 shall release any Company Released Parties from: (i) their obligations under this Agreement or the other Ancillary Agreements; or (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Released Party’s employment by the Company.

(b) Effective upon and following the Closing, each Company Stockholder, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges Parent, Merger Sub I, Merger Sub II, and the Company, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 5.9); provided, that nothing in this Section 5.20 shall release the Parent Released Parties from their obligations: (i) under this Agreement or the other Ancillary Agreements or (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Agreement and consistent with past practice.

Section 5.21 Director and Officer Appointments.

(a) Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, Parent’s customary and reasonable due diligence process (including its review of a completed questionnaire and a background check for each such nominee), and subject to any limitation imposed under applicable Laws and Applicable Stock Exchange listing requirements (including, as applicable, the corporate governance requirements of the NYSE Listing Rules Section 303A) that will be applicable to Parent as of the Closing, each of Parent and the Company shall take all such actions necessary or appropriate such that effective immediately after the Effective Time: (i) the Parent Board shall consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of three (3) directors, Class II consisting of two (2) directors and Class III consisting of two (2) directors; and (ii) the members of the Parent Board are the individuals determined in accordance with Section 5.21(b), Section 5.21(c) and Section 5.21(d).

(b) The two (2) individuals identified on Section 5.21(b) of the Parent Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Parent Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) Parent and the Company shall mutually agree on the class of directors of each Parent Designee, and Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Parent Designees, and (ii) Parent Sponsor may, by giving the Company written notice, replace any Parent Designee with any individual and, upon Parent Sponsor so giving notice of the replacement of such Parent Designee, Section 5.21(b) of the Parent Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Parent Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(c) The four (4) individuals identified on Section 5.21(c) of the Company Disclosure Schedule shall be directors on the Parent Board immediately after the Effective Time (each, a “Company Designee”). Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities

Act, (i) the Company and Parent shall mutually agree on the class of directors of each Company Designee, and Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include the class of directors for such Company Designees, and (ii) the Company may, by giving Parent and Parent Sponsor written notice, replace any Company Designee with any individual and, upon the Company so giving notice of the replacement of such Company Designee, Section 5.21(c) of the Company Disclosure Schedule shall automatically be deemed amended to include such replacement individual as a Company Designee in lieu of, and to serve in the same class of directors as, the individual so replaced.

(d) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company and Parent shall mutually agree to designate one (1) individual who shall qualify as an “independent director” under the listing rules of the Applicable Stock Exchange to serve as a director on the Parent Board immediately after the Effective Time.

(e) Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the members of the Parent Board as designated pursuant to Section 5.21(b), Section 5.21(c) and Section 5.21(d), which indemnification agreements shall continue to be effective following the Closing.

(f) At or prior to the Closing, other than the Persons identified as continuing directors pursuant to this Section 5.21, all members of the Parent Board shall execute and deliver written resignations or be removed as directors of Parent to be effective as of the Effective Time.

Section 5.22 Applicable Stock Exchange Listing.

(a) From the date of this Agreement through the Closing, Parent shall use its reasonable best efforts to ensure the shares of Parent Common Stock remain listed on the NYSE.

(b) Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on the Applicable Stock Exchange as promptly as practicable following the issuance thereof, subject only to official notice of issuance.

Section 5.23 Transfers of Ownership. From and after the delivery of the Closing Date Capitalization Statement through the Closing, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock.

Section 5.24 Warrant Agreement Amendments. Prior to the Closing, if reasonably requested by the Company, Parent will seek amendments to the Warrant Agreement in forms reasonably acceptable to Parent and the Company, to qualify the Parent Private Placement Warrants for classification as equity (rather than liabilities) of Parent from and after the date of such amendments under applicable accounting standards (the “Warrant Agreement Amendments”), and Parent will use commercially reasonable efforts to obtain the adoption and approval of such Warrant Agreement Amendments at the Parent Shareholder Meeting; provided, that Parent’s “commercially reasonable efforts” for purposes of this Section 5.24 shall not require the payment of any monetary expenditure.

Section 5.25 Schedules. From time to time within twenty-five (25) days from the date of this Agreement, the Company may supplement or amend the Schedules (each, a “Schedule Update”) with respect to any matter (regardless of whether such matter arose prior to, on or after the date of this Agreement) if necessary to remedy any inaccuracy of any representation or warranty of the Group Companies by delivering notice of such Schedule Update to Parent and any of Parent’s or the Company’s financial advisors; provided, that the Company shall consider in good faith Parent’s comments to any such Schedule Update.

Section 5.26 Financial Advisor. The Company and the Parent shall cause their respective officers, outside counsel, independent accountants and agents to deliver to any of the Company’s or the Parent’s financial advisors:

(a) on the date any registration statement filed in connection with the Business Combination prior to the closing of the Business Combination is declared effective by the SEC, or if no registration statement is so filed, on the date any proxy statement in connection with such Business Combination is first mailed to stockholders of the Parent: (1) an officer’s certificate from the chief financial officer of the Company, in form and substance reasonably satisfactory to the financial advisors, providing “management comfort” on certain financial information, including any projections or financial forecasts of the Company included in such registration statement, proxy statement or investor presentation; (2) a comfort letter from each of the Company’s independent accountants and the Parent’s independent accountants that will be providing audit opinion(s) on the Company’s and the Parent’s respective financial statements audited in accordance with Public Company Accounting Oversight Board standards, in form and substance satisfactory to the financial advisors, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, with respect to the audited and unaudited financial statements and certain financial information of the Company and the Parent, respectively, contained in such registration statement or proxy statement; and (3) a negative assurance letter from outside counsel of the Company and the Parent and from outside counsel of any of the Company’s and the Parent’s financial advisors, in each case, in form and substance reasonably satisfactory to the financial advisors; and

(b) on (A) the date on which it is determined that securityholders of the Parent may redeem their securities and (B) the date of the closing of the Business Combination, (1) an officer’s certificate from the chief financial officer of the Company, in form and substance reasonably satisfactory to the financial advisors, providing “management comfort” on certain financial information, including any projections or financial forecasts of the Company, reaffirming the statements made in the certificate delivered pursuant to clause (1) of Section 5.26(a); (2) a bring-down comfort letter from each of the Company’s independent accountants and the Parent’s independent accountants, reaffirming the statements made in the letter furnished by the Company’s independent accountants and the Parent’s independent accountants pursuant to clause (2) of Section 5.27(a); and (3) a negative assurance letter from outside counsel of the Company and the Parent and from outside counsel of any of the Company’s and the Parent’s financial advisors, in each case, in form and substance reasonably satisfactory to the financial advisors.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. There is no Order of any nature prohibiting the consummation of the transactions contemplated by this Agreement, and no Law shall have been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(b) HSR Act. All required filings under the HSR Act shall have been completed and the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and if the Parties have entered into a regulatory timing agreement with a Governmental Entity, the waiting period contemplated hereby under the HSR Act shall be deemed extended by the same period provided in such regulatory timing agreement;

(c) Required Parent Shareholder Approval. The Required Parent Shareholder Approval shall have been obtained;

(d) Company Required Approval. The Company Required Approval shall have been obtained;

(e) Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending;

(f) Applicable Stock Exchange. The Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement shall be listed or have been approved for listing on the Applicable Stock Exchange, subject only to official notice of issuance thereof;

(g) Net Tangible Assets. After giving effect to the transactions contemplated hereby (including the PIPE Financing), Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and

(h) Domestication. The Domestication shall have been consummated at least one day before the Closing Date.

Section 6.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent, Merger Sub I and Merger Sub II contained in Article IV (other than the Parent Fundamental Representations) shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have a material adverse effect on the ability of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated hereby (without giving effect to any Materiality Exceptions); and (ii) the Parent Fundamental Representations shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Parent Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. Each of Parent, Merger Sub I and Merger Sub II shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Parent Officer’s Certificate. An authorized officer of Parent shall have executed and delivered to the Company a certificate (the “Parent Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof;

(d) Parent Closing Deliveries. The Company shall have received the closing deliveries ser forth in Section 7.3;

(e) Minimum Available Cash. The amount of Available Cash, less Parent Transaction Expenses, less Deductible Company Transaction Expenses shall be equal to or greater than $20,000,000; and

(f) Parent Governing Documents. The Parent Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, in substantially the form attached hereto as Exhibit B, and Parent shall have adopted the Parent Bylaws, in substantially the form attached hereto as Exhibit C, in each case, subject to the Required Parent Shareholder Approval.

Section 6.3 Conditions to Obligations of Parent and Merger Subs. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Article III (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any Materiality Exceptions) as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that the foregoing condition shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, would or would reasonably be expected to have Material Adverse Effect; and (ii) the Company Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such Company Fundamental Representations need only be true and correct in all but de minimis respects as of such earlier date);

(b) Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;

(c) Company Closing Deliveries. Parent shall have received the closing deliveries set forth in Section 7.2; and

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect;

(e) Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Parent and Merger Sub a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

Section 6.4 Frustration of Closing Conditions. Neither the Company nor any of Parent, Merger Sub I or Merger Sub II may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VII

CLOSING

Section 7.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as the Parties may mutually agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”.

Section 7.2 Deliveries by the Company. At or prior to the Closing, the Company will deliver or cause to be delivered to Parent (unless delivered previously) the following:

(a) the First Certificate of Merger, executed by the Company;

(b) the Closing Date Capitalization Statement;

(c) the Closing Statement;

(d) the Company Closing Certificate;

(e) the Registration Rights Agreement executed by certain of the Company Stockholders;

(f) the Employment Agreements executed by the Key Employees;

(g) evidence of termination of each of the Company Affiliate Agreements and other Contracts terminated pursuant to Section 5.13, in each case, in form and substance reasonably satisfactory to Parent;

(h) at least three (3) Business Days prior to the Closing, (i) duly executed payoff letters for any Person holding Indebtedness for borrowed money of the Group Companies setting forth the amounts of such

Indebtedness due in connection therewith and the wire instructions for the payment thereof in form and substance reasonably satisfactory to Parent, including terms authorizing the Company or its designees to file any necessary termination agreements related thereto, including intellectual property security agreement terminations to be filed with the United States Patent and Trademark Office or the United States Copyright Office and UCC-3 termination statements, as applicable, and (ii) to the extent applicable, duly executed termination agreements with respect to any deposit account control agreements, landlord waivers or any other similar documents Parent deems necessary in connection with each such payoff letter, each in form and substance reasonably satisfactory to Parent;

(i) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to the Company with respect to the Company Transaction Expenses and (ii) a certificate signed by an authorized officer of the Company, solely in his or her capacity as such and not in his or her personal capacity, setting forth (A) all Company Transaction Expenses that have not been paid as of immediately prior to the Closing, and (B) all Company Transactions Expenses that were paid by the Company immediately prior to the Closing (the “Previously Paid Company Transaction Expenses”);

(j) all consents, waivers or amendments, in form and substance reasonably satisfactory to Parent, set forth on Schedule 7.2; and

(k) any other document required to be delivered by the Company at the Closing pursuant to this Agreement.

Section 7.3 Deliveries by Parent. At or prior to the Closing, Parent will deliver or cause to be delivered to the Company (unless delivered previously) the following:

(a) the Second Certificate of Merger, executed by Merger Sub II;

(b) the Parent Closing Certificate;

(c) the Parent Closing Statement;

(d) the Registration Rights Agreement executed by Parent and the Sponsor Parties;

(e) the Employment Agreements executed by Parent;

(f) not less than two (2) Business Days prior to the Closing, (i) the final invoices from the applicable service providers to Parent with respect to the Parent Transaction Expenses and (ii) a certificate signed by an authorized officer of Parent, solely in his or her capacity as such and not in his or her personal capacity, setting forth all Parent Transaction Expenses that have not been paid as of immediately prior to the Closing;

(g) the Surviving Company Governing Documents, duly executed by Parent and Merger Sub II;

(h) any other document required to be delivered by Parent at the Closing pursuant to this Agreement;

(i) the Merger Consideration, deposited with the Exchange Agent in accordance with Section 2.5; and

(j) by wire transfer of immediately available funds, to a bank account designated in writing by the Company, for cash on its balance sheet, subject to the Balance Sheet Purposes, a portion of the Available Cash in an amount equal to the Balance Sheet Cash Amount, to be held on the balance sheet of the Company; provided that the Surviving Company hereby agrees and acknowledges that the Balance Sheet Cash Amount shall only be used for the Balance Sheet Purposes.

Section 7.4 Other Closing Deliveries. At the Closing, Parent shall except with the prior consent of the Company, use a portion of the Available Cash to pay, or cause to be paid, the Parent Transaction Expenses and Company Transaction Expenses in the amounts and in accordance with the wire transfer instructions set forth in the certificates to be delivered pursuant to Section 7.2(i) and Section 7.3(f).

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) in writing, by mutual consent of the Parties;

(b) by either Parent or the Company by written notice to the other Party if any Order of any nature is in effect prohibiting the consummation of the transactions contemplated by this Agreement or any Law has been adopted that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or Law;

(c) by Parent by written notice if the condition set forth in Section 6.3(d) cannot be satisfied or there has been breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from Parent of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that neither Parent nor Merger Sub has waived such Terminating Company Breach in writing, and none of Parent, Merger Sub I or Merger Sub II is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied;

(d) by the Company by written notice if there has been a breach of any representation, warranty, covenant or other agreement made by Parent, Merger Sub I or Merger Sub II in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Parent Breach”), and (ii) shall not have been cured within twenty (20) days after written notice from the Company of such Terminating Parent Breach is received by Parent (such notice to describe such Terminating Parent Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company has not waived such Terminating Parent Breach in writing, and the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;

(e) by either Parent or the Company by written notice to the other Party if the Closing has not occurred on or prior to October 12, 2023 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(f) by either Parent or the Company by written notice to the other Party if the Parent Shareholder Meeting has been held (including any adjournment thereof), has concluded, Parent Shareholders have duly voted, and the Required Parent Shareholder Approval was not obtained;

(g) by Parent by giving written notice to the Company at any time prior to the delivery of the Written Consent, if the Company does not deliver the Written Consent within the time period pursuant to Section 5.14; or

(h) by Parent, in its sole discretion, by giving written notice to the Company at any time within thirty (30) days after the date hereof, based on its due diligence review of the Company.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be terminated and become null and void and have no effect, and there shall be no liability hereunder on the part of any Party, and all rights and obligations of each Party shall cease, except that (i) the provisions of Section 5.6(b) (Confidentiality), this Section 8.2, Section 5.5 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.7 (Consent to Jurisdiction, Etc.), Section 9.10 (Governing Law), Section 9.12 (Prevailing Party), Section 9.17 (No Recourse) and Section 9.20 (Trust Account Waiver) shall survive any termination of this Agreement, and (ii) no such termination shall relieve any Party from any liability or obligation arising out of or incurred as a result of its fraud or its willful and material breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Fees and Expenses. Except as otherwise expressly provided herein, (a) Parent and Merger Sub shall pay the Parent Transaction Expenses, and (b) the Company Transaction Expenses shall be paid by the Company or on behalf of the Company at the Closing; provided that if the Closing is consummated, the Parent Transaction Expenses and Company Transaction Expenses shall be paid from the proceeds of the Available Cash pursuant to Section 7.4.

Section 9.2 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:
Leo Holdings Corp. II
21 Grosvenor Place
London SW1X 7HF
Attention:	Simon Brown
E-mail:	brown@leo.holdings

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
2049 Century Park East, 37th Floor
Los Angeles, CA 90067
Attention:	Damon R. Fisher, P.C.
Eric Cohen
Email:	damon.fisher@kirkland.com
eric.cohen@kirkland.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Christian O. Nagler
Peter Seligson
Email:	christian.nagler@kirkland.com
peter.seligson@kirkland.com

If to the Company (or the Surviving Company) to:

World View Enterprises Inc.
1840 E. Valencia Rd., Bldg 8, Ste. 123
Tucson, AZ 85706
Attention:	Ryan M. Hartman
E-mail:	rhartman@worldview.space

with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116-3736
Attention:	Miguel Vega
E-mail:	mvega@cooley.com

and

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attention:	Milson Yu
E-mail:	myu@cooley.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Party; provided, that each of Parent, Merger Sub I and Merger Sub II shall be permitted, without the consent of the Company, to make a collateral assignment to any lender (or agent thereof) providing any debt financing or to make an assignment of any or all of its rights and interests hereunder to one or more of its Affiliates or cause one or more of its Affiliates to perform its obligations hereunder; provided, further, that, notwithstanding any such assignment, each of Parent, Merger Sub I and Merger Sub II shall remain liable and responsible for all of their respective obligations pursuant to this Agreement. Any purported assignment or delegation not permitted under this Section 9.4 shall be null and void.

Section 9.5 No Third Party Beneficiaries. Except as otherwise provided in Section 5.9 and Section 9.17, this Agreement is exclusively for the benefit of the Company and its successors and permitted assigns, with respect to the obligations of Parent, Merger Sub I and Merger Sub II under this Agreement, and for the benefit of Parent, Merger Sub and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 9.6 Section Headings; Defined Terms. The Article and Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7 Consent to Jurisdiction, Etc. Each Party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 9.7 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 9.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 9.8 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement including that certain letter of intent dated as of November 22, 2022. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto) or the Ancillary Agreements.

Section 9.9 No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each of Parent, Merger Sub I and Merger Sub II and the Company confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement shall control and prior drafts of this Agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

Section 9.11 Specific Performance. Each of the Parties agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Each of the Parties acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of Parent, Merger Sub or the Company would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate monetary or other remedy at law. Each of the Parties acknowledges and agrees that if either Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, neither Parent nor the Company shall be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12 Prevailing Party. Except as otherwise expressly provided herein, in any Action arising out of or related to this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, or the transactions contemplated hereby or thereby, including the Merger, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with such Action and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto, and if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement, any Ancillary Agreement or any of the exhibits or schedules hereto or thereto.

Section 9.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 9.14 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 9.15 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 9.16 Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Schedule in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.17 No Recourse. Except to the extent otherwise set forth in the Ancillary Agreements, all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, shareholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (other than as set forth in the Ancillary Agreements), and, to the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in the Ancillary Agreements), (a) each Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 9.18 Interpretation.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes”, “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) any statement in this Agreement to the effect that any information, document or other material has been “provided to” or “made available” by any of the Group Companies shall mean that a true, correct and complete copy of such information, document or other material was included in and available at the “Project Glimpse” online data site hosted by Intralinks prior to 3 p.m. New York time on the date that is one (1) Business Day prior to the date hereof and continuously available until at least two (2) Business Days following the Closing, and (ix) the terms “year” and “years” mean and refer to calendar year(s).

(b) Unless otherwise set forth in this Agreement and for disclosure purposes only if made available to Parent, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

Section 9.19 Non-Survival.

(a) None of the representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements in this Agreement (or in any Ancillary Agreement or other document, certificate or instrument delivered pursuant to or in connection with this Agreement), including any rights arising out of any breach of such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements, shall survive the Closing, and all such representations, warranties, pre-Closing covenants, pre-Closing obligations or other pre-Closing agreements shall terminate or expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof). The Parties acknowledge and agree that, in the event that the Closing occurs, no Party may bring an Action based upon, or arising out of, a breach of any such representations, warranties or any covenants the performance of which is in the period prior to Closing, except in the case of fraud by any Party.

(b) The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms expressly apply in whole or in part after the Closing shall survive the Closing, but in each case, solely with respect to any breaches occurring after the Closing.

Section 9.20 Trust Account Waiver. Notwithstanding anything else in this Agreement, the Group Companies acknowledge that they have read the prospectus dated January 7, 2021 (the “Prospectus”) and understand that Parent has established the Trust Account for the benefit of Parent’s public shareholders and that Parent may disburse monies from the Trust Account only as set forth in the Trust Agreement. The Group Companies further acknowledge that, if the transactions contemplated by this Agreement (or, upon termination of this Agreement, another Business Combination) are not consummated by October 12, 2023, Parent will be obligated to return to its shareholders the amounts being held in the Trust Account, unless such date is otherwise extended. The Company, for itself, the Equity Holders, its Subsidiaries and each of their respective affiliated entities, directors, officers, employees, stockholders, shareholders, equity holders, representatives, advisors and all other associates and Affiliates, hereby waives all rights, title, interest or claim of any kind to collect from the Trust Account any monies that may be owed to them by Parent for any reason whatsoever, including for a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent (whether in the past, present or future), and will not seek recourse against the Trust Account (including any distributions therefrom) at any time for any reason whatsoever, including without limitation for an alleged breach of any agreement with the Company or its Affiliates). This Section 9.20 will survive the termination of this Agreement for any reason.

Section 9.21 Legal Representations. Parent hereby agrees and acknowledges on behalf of its directors, members, partners, officers, employees and Affiliates (including to the extent permissible, the Company after the Closing), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Cooley LLP (or any successor) may represent, following the Closing, the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all confidential communications, written or oral, constituting attorney-client privilege or attorney work product to the extent recognized as such under applicable Law solely between the Company or any member of the Waiving Party Group and its counsel, including Cooley LLP, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that without the prior written consent of the Company, no Person may have access to any of the Privileged Communications, whether located in the records or email server of the Company or otherwise, in any Action against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:

LEO HOLDINGS CORP. II.

By:	/s/ Lyndon Lea
Name: Lyndon Lea
	Title:	President, CEO and Director

MERGER SUB I:

GLIMPSE MERGER SUB, INC.

By:	/s/ Lyndon Lea
Name: Lyndon Lea
	Title:	President

MERGER SUB II:

GLIMPSE MERGER SUB II, LLC

By:	/s/ Lyndon Lea
Name: Lyndon Lea
	Title:	President

[Signature Page to Agreement and Plan of Merger]

COMPANY:

WORLD VIEW ENTERPRISES INC.

By:	/s/ Ryan M. Hartman
Name: Ryan M. Hartman
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

For purposes of the Agreement, each of the following terms shall have the meaning set forth below:

“2023 Omnibus Incentive Plan” means the new omnibus equity incentive plan for Parent to be effective as of the Closing, in form and substance reasonably acceptable to Parent and the Company, that provides for the grant of awards to employees and other service providers of Parent and its Subsidiaries in the form of options, restricted shares, restricted share units or other equity-based awards based on Parent Common Stock with a total pool of awards of Parent Common Stock to be 10% of the fully diluted capitalization of Parent immediately following the consummation of the Closing and subject to the opinion and advice of a third-party pay governance advisor engaged by the Company, with an annual “evergreen” increase of 4% of the fully diluted capitalization of Parent outstanding as of the day prior to such increase (inclusive of the shares available for issuance under the plan).

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by or under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, including through one or more intermediaries, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price” means the sum of the aggregate cash exercise prices of all Company Warrants and Company Options outstanding and unexercised as of immediately prior to the Effective Time (but, for the avoidance of doubt, after giving effect to any exercise of Company Warrants or Company Options in connection with the Closing (including Section 2.8)).

“Ancillary Agreements” means the Confidentiality Agreement, the Employment Agreements, the Exchange Agent Agreement, the Registration Rights Agreement, the Sponsor Agreement, the Company Stockholder Support Agreements, the Subscription Agreements and the other documents delivered pursuant to this Agreement.

“Anti-Corruption Laws” means all Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act of 2010.

“Applicable Stock Exchange” means the NYSE or the Nasdaq Stock Market.

“Available Cash” as of the Closing, shall equal (a) the amount of the funds contained in the Trust Account as of immediately prior to the Closing and after giving effect to the completion of any Parent Share Redemptions plus (b) the aggregate amount of proceeds of the PIPE Financing (including any Alternative Financing) plus (c) the aggregate amount of proceeds of the Company Financings since December 1, 2022.

“Balance Sheet Cash Amount” means an amount equal to the amount of Available Cash remaining following the payments made pursuant to Section 7.4.

“Balance Sheet Purposes” means working capital and general corporate purposes of the Surviving Company; provided, that, for the avoidance of doubt, the foregoing shall not include providing liquidity to, or repurchasing equity from, any equityholders of the Surviving Company.

“Base Merger Consideration” means $350,000,000.

“Business Combination” has the meaning given to such term in the Amended and Restated Memorandum and Articles of Association of Parent.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York or the Cayman Islands.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Closing Cash” means, with respect to the Group Companies and as of 12:01 a.m. (New York time) on the Closing Date, all cash (including deposits in transit not yet cleared and net of all amounts in respect of outstanding checks (issued but not uncleared) and Restricted Cash).

“Closing Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time (a) resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, and (b) upon exercise of Company Warrants and Company Options (if any).

“Closing Indebtedness” means the Indebtedness of the Group Companies as of 12:01 a.m. (New York time) on the Closing Date.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other retirement, pension, profit sharing, savings, deferred or incentive compensation, bonus, incentive, commission, stock purchase, stock option, restricted stock, restricted stock unit, stock appreciation right, phantom equity, equity or equity-based, employment, consulting, change in control, severance, separation, salary continuation, retention, vacation, sick pay or paid time off, health or welfare benefit, post-employment welfare, fringe benefit, or other benefit or compensation plan, policy, Contract, agreement, program, or arrangement in each case that is maintained, sponsored, contributed to, or required to be contributed to by any Group Company or with respect to which any Group Company has or could reasonably be expected to have any current or contingent liability or obligation, including on account of an ERISA Affiliate.

“Company Board” means, at any time, the board of directors of the Company.

“Company Common Stock” means the Company’s common stock, par value $0.00001.

“Company Convertible Notes” means, collectively and without duplication, (i) those certain Convertible Promissory Notes, Series 2022-A, issued by the Company, (ii) those certain Convertible Promissory Notes, Series 2022-B, issued by the Company, in each case to the extent outstanding as of immediately prior to the Effective Time, (iii) the Pre-Signing Convertible Notes and (iv) the Post-Signing Convertible Notes.

“Company Dissenting Shares” means any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.

“Company Equity Award” means each Company Option and Company Restricted Stock.

“Company Fully Diluted Shares” means, without duplication, a number equal to the sum of (a) the number of shares of Company Common Stock that are issued and outstanding on an as-converted to Company Common Stock basis, including any shares of Company Restricted Stock (whether or not then vested) and including of Company Common Stock resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, (b) the number of shares of Company Common Stock issuable upon the exercise of each of the Company Warrants and the Company Options, and (c) the number of shares Company Common Stock issuable upon the conversion or exercise of any other Equity Interests not described in the foregoing clauses (a) to (c), in the case of each of the foregoing clauses (a) through (c), as of immediately prior to the Effective Time.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Company Subsidiaries) and Section 3.19 (Brokerage).

“Company Option” means an option to purchase shares of Company Common Stock granted under the Equity Incentive Plan..

“Company Owned Intellectual Property” means all Company Intellectual Property that is owned or purported to be owned by any Group Company.

“Company Preferred Stock” means, collectively, (i) the Company’s Series A Preferred Stock, par value $0.0001 per share, (ii) the Company’s Series B Preferred Stock, par value $0.0001 per share, (iii) the Company’s Series C Preferred Stock, par value $0.0001 per share, (iv) the Company’s Series C-1 Preferred Stock, par value $0.0001 per share, (v) the Company’s Series C-2 Preferred Stock, par value $0.0001 per share, and (vi) the Company’s Series C-3 Preferred Stock, par value $0.0001 per share.

“Company Registered IP” means all registrations, issuances, and applications for Intellectual Property owned by any Group Company, including any of the foregoing set forth on Schedule 3.10(a).

“Company Required Approval” means the approval and adoption of this Agreement and the transactions contemplated hereby in accordance with the Company’s Governing Documents and the Stockholder Agreements, including the approval by the holders of (i) a majority of the then-outstanding capital stock of the Company, (ii) a majority of the Series C Preferred Stock of the Company, voting exclusively and as a separate class, (iii) a majority of the Company Preferred Stock, voting exclusively and as a separate class, and (iv) at least two of the three of the following parties: (A) Norwest Venture Partners XIII, LP and its Affiliates, (B) Canaan X LP and its Affiliates and (C) Accel Growth Fund IV L.P. and its Affiliates.

“Company Restricted Stock” means an award of shares of Company Common Stock granted under the Equity Incentive Plan .

“Company SAFEs” means those Simple Agreements for Future Equity issued by the Company between August 5, 2022 and August 11, 2022, in the aggregate amount of $500,000, to the extent outstanding as of immediately prior to the Effective Time.

“Company Stockholders” means the holders of Company Common Stock, including holders of Company Common Stock as of immediately prior to the Effective Time (a) resulting from the conversion of Company Preferred Stock, Company Convertible Notes and Company SAFEs, and (b) upon exercise of Company Warrants and Company Options (if any).

“Company Subsidiary” means any Subsidiary of the Company.

“Company Transaction Expenses” means any legal, accounting, financial advisory, investment banking and other advisory, transaction or consulting fees and expenses incurred, to be incurred, or subject to reimbursement (including any brokerage fees, finders’ fees and commissions) by the Group Companies or the Equity Holders (but, with respect to the Equity Holders, only to the extent a Group Company is obligated to pay such fees or expenses) in connection with the transactions contemplated by this Agreement or other capital-

raising processes conducted by the Company prior to pursuing the transactions contemplated by this Agreement, if any, including any fees and expenses payable under the terms of or related to the termination of any Contract with an Affiliate.

“Company Warrants” means those certain warrants to purchase shares of capital stock of the Company that are outstanding as of immediately prior to the Effective Time.

“Competing Transaction” means (a) any transaction involving, directly or indirectly, any Group Company, which upon consummation thereof, would result in any Group Company entity becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets (including Intellectual Property) or business of the Group Companies, taken as a whole (but excluding sales of inventory and licenses for Intellectual Property in the Ordinary Course), (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities of any Group Company (excluding any such sale between or among the Group Companies), or rights, or securities that grant rights, to receive the same including profits interests, phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except, in each case, to the extent expressly permitted by the terms of this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the Ordinary Course (but not the acquisition of a person or business via an asset transfer), by any Group Company of the equity or voting interests of, or a material portion of the assets or business of, a third Person (except, in each case, to the extent expressly permitted by the terms of this Agreement), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Group Company (except to the extent expressly permitted by the terms of this Agreement), in all cases of clauses (a)-(e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Person other than Parent or Merger Sub.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated November 10, 2022.

“Contract” means any written or oral contract, lease, license, indenture, instrument, undertaking or other legally enforceable agreement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Data Security Requirements” means, collectively, all of the following to the extent relating to personal, sensitive or confidential information or data (including Personal Data), payment card data, or otherwise relating to privacy, security, or security breach notification requirements and as applicable to the Company business or any Group Company: (a) applicable Laws, (b) the Payment Card Industry Data Security Standard (PCI DSS) and any industry or self-regulatory standards binding and enforceable on any Group Company or that any Group Company holds itself out to any Person as being in compliance with, (c) agreements each Group Company has entered into or contractual obligations by which a Group Company is bound, and (d) each Group Company’s own written rules, policies and procedures.

“Deductible Company Transaction Expenses” means the lesser of (i) the Company Transaction Expenses and (ii) $9,000,000.

“Due Diligence Materials” means, with respect to any Person, the information set forth in any management presentation relating to such Person, their Affiliates or their Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by members of management of such Person, in “break-out” discussions, in responses to questions, whether orally or in writing, in materials prepared by or on behalf of such Person, or in any other form.

“Employment Agreements” means each Employment Agreement, effective as of the Closing Date, to be entered into by and between Parent and each of Ryan Hartman, Elizabeth Kryst, Mateo Genna and Dale Hipsh (a “Key Employee”), in each case in form and substance reasonably acceptable to Parent.

“Environmental Laws” means all Laws relating to public or worker health or safety, protection of the environment or natural resources, pollution, or Hazardous Substances (including exposure to or manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, treatment, storage, disposal, transport, handling or release of Hazardous Substances).

“Environmental Permits” means all Licenses issued or required pursuant to Environmental Laws.

“Equity Holder” means a holder of Equity Interests of the Company.

“Equity Incentive Plan” means the Company’s Amended and Restated 2014 Equity Incentive Plan.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been) treated as a single employer under Section 414 of the Code.

“Ex-Im Laws” means all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document), articles and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Government Bid” means any quotation, bid or proposal by the Company or any Company Subsidiary that, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract for the delivery of supplies or provision of services including without limitation any Governmental Entity agreements by or between the Group Companies and any (i) Governmental Entity or (ii) by or between the Group Companies as a subcontractor at any tier and any other Person in connection with any contract with a Governmental Entity.

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by Law, and acting pursuant to the terms and conditions of any such contract.

“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.

“Hazardous Substance” means any material, substance or waste, for which standards of conduct or liability may be imposed pursuant to any Environmental Law, including petroleum, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, noise, odor, pesticides, mold or radiation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, prepayment penalties, breakage costs, fees and premiums) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, forward contract, currency, other hedging or swap arrangements or similar contracts or instruments, (c) issued or assumed as the deferred purchase price (whether created or arising under any conditional sale or other title retention agreement or otherwise) with respect to property, assets or service acquired by the Group Companies, including any “earn-outs,” “holdbacks” or other contingent payments (excluding any purchase commitments for capital expenditures or purchase commitments otherwise incurred in the ordinary course of business), (d) by which such Person assured a creditor against loss, including letters of credit, performance bonds, surety bonds and bankers’ acceptances, in each case to the extent drawn upon or currently payable and not contingent, (e) for capital leases accounted as such or required to be accounted as capital leases under GAAP and (f) in the nature of guarantees, directly or indirectly, of the obligations described in clauses (a) through (f) above of any other Person, in each case, excluding intercompany indebtedness.

“Intellectual Property” means all rights to intellectual property or other proprietary rights of any type in any jurisdiction throughout the world, including all of the following: (a) trademarks, service marks, trade names, trade dress, logos, slogans, social media identifiers and other indicia of origin, all applications and registrations therefor, and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (b) patents and patent applications; (c) copyrights, copyrightable works, works of authorship, and all copyright registrations and applications; (d) Internet domain names, Internet websites and URLs; (e) trade secrets and confidential information, including know-how, processes, methods, techniques, technology, inventions (whether patentable or not), formulae, recipes, and compositions, customer and supplier lists, and business and marketing plans; (f) rights in software (including source code and object code), data, databases and documentation therefor; (g) rights of publicity, including the right to use the name, likeness, image, signature and biographical information of any natural Person; (h) any goodwill associated with each of the foregoing, and (i) any intellectual property rights of any kind or nature arising under any applicable Law.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Key Company Stockholders” means the Persons listed on Schedule B.

“Knowledge of the Company” means the knowledge of Ryan Hartman, Elizabeth Kryst, Mateo Genna and Dale Hipsh, in each case after reasonable due inquiry of direct employee reports.

“Law” means any federal, state, local or municipal constitution, treaty, statute, law, act, rule, regulation, code, ordinance, determination, guidance, principle of common law, administrative interpretation, sub-regulatory guidance, directive, or Orders of, or issued by, applicable Governmental Entities.

“Legal Dispute” means any Action between the Parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Licenses” means all licenses, authorizations, approvals, registrations, permits (including insurance, environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means, with respect to any property or asset, mortgages, liens, pledges, security interests, charges, claims, restrictions, licenses, deeds of trust, defects in title, contingent rights or other burdens, options or encumbrances with respect to any property or asset.

“Lookback Date” means January 1, 2020.

“Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company and its Subsidiaries to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the date hereof, (ii) changes or proposed changes in GAAP after the date hereof, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries in which the Group Companies operate in the jurisdictions where the Group Companies operate).

“Material Customer” means each of the top ten (10) customers of the Group Companies based on amounts received during the twelve (12)-month periods ended December 31, 2022 and December 31, 2021.

“Material Supplier” means (a) each of the top ten (10) suppliers and vendors of the Group Companies based on amounts paid for goods during the twelve (12)-month periods ended December 31, 2022 and December 31, 2021 and (b) any sole source supplier or vendor of any goods or services of the Group Companies, other than any sole source supplier or vendor providing goods or services (i) that are not material to the Group Companies, or (ii) for which the Group Companies can readily obtain a replacement supplier or vendor without a material increase in the cost of goods or services.

“Materiality Exceptions” means the terms “material” or “materially”, any clause or phrase containing “material,” “materially,” “material respects,” “Material Adverse Effect,” “except where the failure to … has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “except as has not and would not, individually or in the aggregate, have a Material Adverse Effect,” or “has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect” or any similar terms, clauses or phrases (including any reference to any Group Company), other than the terms “Company Material Contracts,” “Material Customers,” and “Material Suppliers”.

“Merger Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share) equal to the quotient (rounded down to the nearest whole number) obtained by dividing (a) the sum of (i) the Base Merger Consideration, plus (ii) the Aggregate Exercise Price, plus (iii) the Closing Cash, minus (iv) the Closing Indebtedness, minus (v) the Sponsor Promote Value, minus (vi) the Company Transaction Expenses, minus (vii) the Parent Transaction Expenses, by (b) the Reference Price.

“NYSE” means the New York Stock Exchange.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Course” means, with respect to any Party, the ordinary course of business consistent with the past practices (including with respect to magnitude and frequency) of such Party.

“Other Parent Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parent Board” means, at any time, the board of directors of Parent.

“Parent Bylaws” means the bylaws of Parent following the Domestication in substantially the form attached hereto as Exhibit C.

“Parent Certificate of Incorporation” means the certificate of incorporation of Parent following the Domestication in substantially the form attached hereto as Exhibit B.

“Parent Class A Ordinary Shares” means the Class A ordinary shares of Parent, par value $0.0001 per share.

“Parent Class B Ordinary Shares” means the Class B ordinary shares of Parent, par value $0.0001 per share.

“Parent Common Stock” means, following the Domestication, the common stock of Parent, par value $0.0001 per share, authorized pursuant to the Parent Certificate of Incorporation.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization), Section 4.2 (Authorization) and Section 4.9 (Brokerage).

“Parent Governing Documents” means, at any time prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of Parent and, at any time following the Domestication, the Parent Certificate of Incorporation and the Parent Bylaws, as in effect at such time.

“Parent Material Adverse Effect” means any event, change, development, effect or occurrence that, individually or in the aggregate with all other events, changes, developments, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent or (b) the ability of Parent and Merger Sub to perform any of their respective covenants or obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby; provided, that in the case of clause (a), the term “Parent Material Adverse Effect” shall not include any event, change, development, effect or occurrence to the extent caused by (i) changes or proposed changes in laws, regulations or interpretations thereof after the date hereof, (ii) changes or proposed changes in GAAP after the date hereof, (iii) general economic conditions, including changes in the credit, debt, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (iv) events or conditions generally affecting the industries in which Parent operates in the jurisdictions where Parent operates, (v) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism, military actions or mass civil protests, (vi) pandemics (including COVID-19), earthquakes, hurricanes, tornados or other natural disasters, or (vii) any failure in and of itself to meet any internal or external projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided, that the underlying event, change, development, effect or occurrence giving rise to such failure may be taken into account (provided, that the matters described in clauses (i), (ii), (iii), (v) and (vi) shall be included in the term “Parent Material Adverse Effect” to the extent any such matter has a disproportionate impact on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent relative to other comparable entities operating in the industries in which Parent operates in the jurisdictions where Parent operates).

“Parent Ordinary Shares” means, collectively, the Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Private Placement Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares at an exercise price of eleven dollars and fifty cents ($11.50) per share pursuant to the terms of the Private Placement Warrants Purchase Agreement, dated as of January 7, 2021, by and between Parent and Parent Sponsor.

“Parent Public Warrant” means a warrant entitling the holder thereof to purchase one (1) Parent Class A Ordinary Shares pursuant to the terms of the Warrant Agreement and at an exercise price of eleven dollars and fifty cents ($11.50) per share.

“Parent Share Redemption” means the election of an eligible holder of Parent Class A Ordinary Shares (as determined in accordance with the Parent Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of Parent Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the Parent Governing Documents and the Trust Agreement) in connection with the Parent Shareholder Meeting.

“Parent Shareholder Approval” means, collectively, the Required Parent Shareholder Approval and the Other Parent Shareholder Approval.

“Parent Shareholder Meeting” means a meeting of the Parent Shareholders in accordance with the Parent Governing Documents for the purposes of obtaining the Parent Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a Parent Share Redemption.

“Parent Shareholders” means the holders of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares.

“Parent Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Parent Transaction Expenses” means any legal, accounting, financial advisory, and other advisory, transaction or consulting fees, costs and expenses (including the Deferred Discount (as such term is defined in the Trust Agreement)) incurred by the Parent Entities in connection with the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary herein, Parent Transaction Expenses shall not include any Company Transaction Expenses.

“Parent Warrants” means the Parent Public Warrants and the Parent Private Placement Warrants.

“Per Share Merger Consideration” means the quotient obtained by dividing (a) the Merger Consideration by (b) the Company Fully Diluted Shares, rounded down to the nearest whole number.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith with adequate reserves established in accordance with GAAP, (b) statutory, common law or contractual Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Leased Real Property and Owned Real Property, zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such real property, (e) easements, rights, covenants, conditions and restrictions and other matters of record, with respect to real property, (f) matters shown or which would have shown on a current ALTA/NSPS survey of any real property, (g) any Liens in respect of the landlord’s fee or freehold interest in the underlying property, with respect to real property, (h) any other Liens that do not, individually or in the aggregate, materially impair the continued use, operation or value of the real property to which they relate, (i) Liens securing the Indebtedness of any Group Company in which the underlying Indebtedness will be discharged in connection with the Closing and such Liens released pursuant to Section 7.2(h), (j) in the case of Intellectual Property, non-exclusive licenses that are granted by a Group Company in the Ordinary Course; and (k) restrictions on transfers as required by state and federal securities Laws.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Data” means information that is capable of identifying, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, consumer, or household or any other data that constitutes personal information, personally-identifiable information, personal data, or any similar term under any agreement, Law or privacy policy applicable to the Company.

“Process” (or “Processing” or “Processed”) means, with respect to any data or Company Systems, any operation or set of operations which is performed on data or sets of data or Company Systems, including collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Reference Price” means $10.00.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Agreements and containing a prospectus and proxy statement of Parent.

“Released Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of their respective successors and assigns.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Required Parent Shareholder Approval” means the approval of each of the Required Transaction Proposals by the affirmative vote of the holders of the requisite number of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Parent Shareholder Meeting (or any adjournment thereof), in accordance with the Parent Governing Documents and applicable Law.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Charter Proposal and the Applicable Stock Exchange Proposal.

“Restricted Cash” means any cash which is not freely transferable or usable by Parent due to restrictions, limitations or taxes on transfer, use or distribution by Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (b) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, Her Majesty’s Treasury, and the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means (a) any security incident, including any breach of security, successful phishing incident, ransomware or malware attack affecting any Company Systems and resulting in the unauthorized or unlawful Processing of confidential information or Personal Data, or (b) incident in which confidential information or Personal Data was or may have been Processed in an unauthorized manner (whether any of the foregoing was possessed or controlled by a Group Company or by another Person on behalf of a Group Company, excluding good faith actions by a Group Company employee).

“Sponsor Promote Value” means an amount equal to (a) the number of Parent Class B Ordinary Shares as of immediately prior to the Closing (for the avoidance of doubt, after giving effect to any cancellation or forfeiture of such Parent Class B Ordinary Shares in connection with the transactions contemplated hereby), multiplied by (b) the Reference Price.

“Stockholder Agreements” means any stockholder agreement, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, registration rights agreement or other agreement in effect with respect to any Equity Interests in any of the Group Companies, including those set forth on Schedule A.

“Subsidiary” or “Subsidiaries” means any Person of which the Company (or other specified Person) owns directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.

“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes together with any attachments and all amendments thereto.

“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added estimated, alternative or add-on minimum, customs and all other taxes, assessments, duties, levies, and other governmental charges of any kind in the nature of a tax, whether disputed or not, and any charges, additions, interest or penalties imposed by any Governmental Entity with respect thereto.

“Transaction Proposals” means collectively, (a) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (b) the adoption and the approval of the Domestication (the “Domestication Proposal”); (c) the adoption and approval of the issuance of the Parent Common Stock in connection with the transactions contemplated by this Agreement as required by Applicable Stock Exchange listing requirements (the “Applicable Stock Exchange Proposal”); (d) the adoption and approval of the amendment and restatement of the Parent Certificate of Incorporation in substantially the form attached hereto as Exhibit B (the “Charter Proposal”); (e) a non-binding, advisory vote on the adoption and approval of certain differences between the Parent Governing Documents prior to the Domestication and the proposed Parent Certificate of Incorporation and proposed Parent Bylaws; (f) the adoption and approval of each other proposal that either the SEC or the Applicable Stock Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (g) the adoption and approval of each other proposal reasonably agreed to by Parent and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements; (h) the adoption and approval of the 2023 Omnibus Incentive Plan Proposal; and (i) the proposal for the adjournment of the Parent Shareholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of January 12, 2021, by and between Parent and Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Warrant Agreement” means that certain Warrant Agreement, dated as of January 12, 2021, between Parent and Continental Stock Transfer & Trust Company, as warrant agent, as may be amended, modified or supplemented.

“Written Consent” means an executed written consent pursuant to Section 251 of the DGCL approving the adoption of this Agreement sufficient to deliver the Company Required Approval.

Additionally, each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Parent Filings	Section 5.10(d)
Agreement	Preamble
Alternative Financing	Section 5.19(b)
Alternative Financing Source	Section 5.19(b)
Assumed Option	Section 2.9
Assumed Warrant	Section 2.8
Audited Financial Statements	Section 3.6(a)(ii)
Business Combination Proposal	within definition of Transaction Proposals
CBA	Section 3.17(a)
Certificates of Merger	Section 1.2(b)
Change in Recommendation	Section 5.11
Closing	Section 7.1
Closing Date	Section 7.1
Closing Date Capitalization Statement	Section 2.1(b)
Closing Form 8-K	Section 5.10(e)
Closing Press Release	Section 5.10(e)
Closing Statement	Section 2.1(c)
Company	Preamble
Company Affiliate Agreement	Section 3.21
Company Certificate	Section 2.6(b)
Company Closing Certificate	Section 6.3(e)
Company Designee	Section 5.21(c)
Company Intellectual Property	Section 3.10(b)
Company Material Contracts	Section 3.12(b)
Company Released Parties	Section 5.20(a)
Company Stockholder Support Agreements	Recitals
Company Systems	Section 3.10(f)
Competing Buyer	Section 5.18(a)
DGCL	Recitals
DLLCA	Recitals
Domestication	Recitals
Domestication Proposal	within definition of Transaction Proposals
Draft Closing Date Capitalization Statement	Section 2.1(b)
Effective Time	Section 1.2(b)
Exchange Agent	Section 2.6(a)
Exchange Agent Agreement	Section 2.6(a)
Exchange Agent Fund	Section 2.5(a)
Financial Statements	Section 3.6(a)
First Certificate of Merger	Section 1.2(b)
First Merger	Section 1.2(b)
Food Laws	Section 3.24(b)
FTC	Section 3.24(b)
GAP Standard	Section 3.24(b)
Indemnified Persons	Section 5.9(a)
Insurance Policies	Section 3.20
Intended Tax Treatment	Recitals

Term	Section
Interim Period	Section 5.1(a)
Investors	Recitals
IRS	Section 3.16(b)(iv)
Key Employees	Section 5.1(a)
Lease	Section 3.9(c)
Leases	Section 3.9(c)
Leased Real Properties	Section 3.9(b)
Leased Real Property	Section 3.9(b)
Letter of Transmittal	Section 2.6(b)
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Nonparty Affiliates	Section 9.17
NYSE Proposal	within definition of Transaction Proposals
OFAC	within definition of Sanctioned Person
Outside Date	Section 8.1(e)
Owned Real Property	Section 3.9(a)
Parent	Preamble
Parent Board Recommendation	Section 5.11
Parent Closing Certificate	Section 6.2(c)
Parent Closing Statement	Section 2.1(a)
Parent Competing Transaction	Section 5.18(b)
Parent Designee	Section 5.21(b)
Parent Disclosure Schedule	Article IV
Parent Public Securities	Section 4.13
Parent Released Parties	Section 5.20(b)
Parent SEC Documents	Section 4.11
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	Section 5.10(f)
Previously Paid Company Transaction Expenses	Section 7.2(i)
Privileged Communications	Section 9.21
Prospectus	Section 9.20
Registration Rights Agreement	Recitals
Schedules	Article III
Second Certificate of Merger	Section 1.2(c)
Second Effective Time	Section 1.2(c)
Second Merger	Recitals
Section 16	Section 5.12
Separate Indemnitor	Section 5.9(g)
Signing Form 8-K	Section 5.10(a)
Signing Press Release	Section 5.10(a)
Sponsor Agreement	Recitals
Sponsor Parties	Recitals
Subscription Agreements	Recitals
Surviving Company	Section 1.1
Surviving Company Governing Documents	Section 1.3
Surviving Corporation	Recitals
Terminating Company Breach	Section 8.1(c)
Terminating Parent Breach	Section 8.1(d)

Term	Section
Trade Control Laws	Section 3.18(a)
Trademarks	within definition of Intellectual Property
Trust Account	Section 4.16
Trust Amount	Section 4.16
Unaudited Financial Statements	Section 5.10(f)
Waiving Parties	Section 9.21
Waiving Party Group	Section 9.21
Warrant Agreement Amendments	Section 5.24
WARN Act	Section 3.17(c)

*    *    *    *    *

Exhibit B

CERTIFICATE OF INCORPORATION OF

WORLD VIEW ENTERPRISES INC.

ARTICLE I

The name of this corporation is World View Enterprises Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, New Castle County, Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1 The total number of shares of all classes of capital stock that the Corporation has authority to issue is 1,000,000,000 shares, consisting of two (2) classes: 990,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and 10,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

1.2 Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 2. Preferred Stock

2.1 The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one (1) or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Section 3. Rights of Common Stock. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one (1) or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Common Stock shall have the right to one (1) vote per share of Common Stock held of record by such holder.

ARTICLE V

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided herein or required by law. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors of the Corporation are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board (as defined below) shall be fixed from time to time exclusively by resolution duly adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors of the board of directors of the Corporation whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three (3) classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effectiveness Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one (1) director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VI

Section 1. To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no current or former director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a current or former director, then the liability of such director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. For purposes of this Article VI, references to “director” shall include, for the avoidance of doubt, any person who has served as a director of Leo Holdings III Corp., a Cayman Islands exempted company.

Section 2. The Corporation, to the fullest extent permitted by Section 145 of the General Corporation Law, shall indemnify, advance expenses and hold harmless all persons whom it may indemnify pursuant thereto (including current and former directors).

Section 3. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any right or protection of, or any limitation on the personal liability of, a current or former director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

Section 1. The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

Section 2. In the event that a member of the Board who is not an employee of the Corporation, or any partner, member, director, stockholder, employee or agent of such member, other than someone who is an employee of the Corporation (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board (a “Corporate Opportunity”), then the Corporation, pursuant to Section 122(17) of the DGCL and to the maximum extent permitted from time to time under Delaware law, (i) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE VIII

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Certificate of Incorporation (including without limitation, all portions of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XI

Section 1. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), and subject to Sections 1 and 2.1 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X, or this Section 1 of this Article XI (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Section 2. Notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of the holders of Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Common Stock, voting separately as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Sections 1.2, 2.2, 3 of Article IV or this Section 2 of Article XI.

* * *

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this ____ day of ___________, 2023.

Exhibit C

WORLD VIEW ENTERPRISES INC.

(a Delaware corporation)

BYLAWS

As Adopted [●], 2023 and

As Effective [●], 2023

(continued)

WORLD VIEW ENTERPRISES INC.

(a Delaware corporation)

BYLAWS

As Adopted [●], 2023 and

As Effective [●], 2023

ARTICLE I

STOCKHOLDERS

1.1 Annual Meetings.

An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of World View Enterprises Inc. (the “Corporation”) shall fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication, in each case as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

1.2 Special Meetings.

Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders only as set forth in Section 2.2.5 of these Bylaws.

1.3 Notice of Meetings.

Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting. In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

1.4 Adjournments.

The chairperson of the meeting (as determined by Section 1.6) shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the stockholders may transact any business that might have been transacted by them at the original meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any previously scheduled special or annual meeting of stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

1.5 Quorum.

Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.6 Organization.

Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in the absence of such person, by a Vice President. Such person shall be the chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

1.7 Voting; Proxies.

Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation (a) a revocation of the proxy or (b) a new proxy bearing a later date and explicitly revoking such prior proxy. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two (2) or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person, by remote communication, if applicable, or represented by proxy at the meeting voting for or against such matter).

1.8 Fixing Date for Determination of Stockholders of Record.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.9 List of Stockholders Entitled to Vote.

The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.10 Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one (1) or more inspectors of election to act at the meeting or the adjournment thereof and make a written report thereof. The Corporation may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one (1) or more inspectors to act at the meeting.

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election so appointed or designated shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting, and their count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. No person who is a candidate for an office at an election may serve as an inspector at such election.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting or the adjournment thereof shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

1.11 Notice of Stockholder Business; Nominations.

1.11.1 Annual Meeting of Stockholders.

(a) Nominations of persons for election to the Board and the proposal of any other business to be considered by the stockholders may be made at an annual meeting of stockholders, or any special meeting of stockholders called for such purpose only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11, and at the time of such meeting (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.11 to make such nominations or propose business before an annual meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.11.1(a) of these Bylaws:

(i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11;

(ii) such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action under applicable law;

(iii) if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.11, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.11.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the closing of the Transaction (as defined below), for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of these Bylaws); provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual or special meeting for which notice has been given commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(x) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i) the name, age, business address and residence address of such person;

(ii) the principal occupation or employment of such person (present and for the past five years);

(iii) the class, series and number of any shares of capital stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.11.3(c));

(iv) the date or dates such shares of capital stock of the Corporation were acquired and the investment intent of such acquisition;

(v) all other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if a contested election is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.11 and to serving as a director if elected); and

(vi) whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Common Stock is primarily traded.

(y) as to any other business that the Record Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(z) as to the Proposing Person giving the notice:

(i) the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii) the class or series and number of shares of capital stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii) whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement, as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including, without limitation, whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation;

(iv) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(v) any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vi) are referred to as “Disclosable Interests”). For purposes hereof, “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(vii) such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.11;

(viii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.11.3(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(ix) as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(x) a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and will continue to be a holder of record of the Corporation entitled to vote at such meeting through such date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xi) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees and/or to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 under the Exchange Act (an affirmative statement of such intent being a “Solicitation Notice”); and

(xii) any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.11 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the close of business on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, the close of business on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(c) Notwithstanding anything in the second sentence of Section 1.11.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d) Notwithstanding anything in Section 1.11 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.11.2 Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.11.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

1.11.3 General.

(a) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or any other applicable federal or state securities law with respect to that stockholder’s request to include proposals in the Corporation’s proxy statement or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c) For purposes of this Section 1.11 the following definitions shall apply:

(A) a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B) “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(C) “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(D) “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(E) to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified Representative or (z) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as the secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II

BOARD OF DIRECTORS

2.1 Number; Qualifications.

The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

2.2 Election; Resignation; Removal; Vacancies.

2.2.1 Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal.

2.2.2 Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, President or the Secretary of the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law; provided, however, that during such time or times that the Corporation is subject to Section 2115(b) of the CGCL, the entire Board or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, further, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

2.2.3 Except as otherwise provided by law, all vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.

2.2.4 No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled, unless, at the time of the election, the Corporation is subject to Section 2115(b) of the CGCL. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

2.2.5 At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then (i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or (ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL. The term of office of any director shall terminate upon that election of a successor. In order to be valid, a request to call a special meeting pursuant to Section 2.2.5(i), shall be in writing, shall specify the nominees that such stockholder (or stockholders) proposes to nominate at the special meeting and shall be addressed to the attention of the Chairman of the Board of Directors, President, Vice President or Secretary of the Corporation.

2.3 Regular Meetings.

Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board but a copy of every resolution fixing or changing the time or place of regular meetings shall be mailed to every director at least five (5) days before the first meeting held in pursuance thereof.

2.4 Special Meetings.

Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, or President, the Lead Independent Director or by resolution adopted by a majority of the Whole Board and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

2.5 Remote Meetings Permitted.

Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

2.6 Quorum; Vote Required for Action.

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

2.7 Organization.

Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

2.8 Unanimous Action by Directors in Lieu of a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.9 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

2.10 Compensation of Directors.

Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and reimbursement of expenses and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

ARTICLE III

COMMITTEES

3.1 Committees.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

3.2 Committee Rules.

Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV

OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

4.1 Generally.

The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one (1) or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board. Such officers shall have the authority and duties delegated to each of them, respectively, by these Bylaws or the Board of Directors from time to time. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

4.2 Chief Executive Officer.

Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) subject to Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as the Chief Executive Officer shall deem proper;

(d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and

(e) to sign certificates for shares of stock of the Corporation (if any);

(f) and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer.

4.3 Chairperson of the Board.

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

4.4 Lead Independent Director.

The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

4.5 President.

The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one (1) individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

4.6 Vice President.

Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to such Vice President by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

4.7 Chief Financial Officer.

The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board may from time to time prescribe.

4.8 Treasurer.

The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.9 Secretary.

The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.10 Delegation of Authority.

The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

4.11 Removal.

Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. The election or appointment of an officer shall not of itself create contract rights.

ARTICLE V

STOCK

5.1 Certificates; Uncertificated Shares.

The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board, Vice Chairperson of the Board, Chief Executive Officer, President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. With respect to all uncertificated shares, the name of the holder of record of such uncertificated shares represented, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

5.3 Other Regulations.

Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

5.4 Lock-up.

5.4.1 Subject to Section 5.4.3, the holders (the “Current Holders”) of (i) Common Stock issued as the “Per Share Merger Consideration” pursuant to the “Merger”, each as defined in the Agreement and Plan of Merger, entered into on January 11, 2023, by and among (1) Leo Holdings Corp. II, a Cayman Islands exempted company (“Sponsor”), (2) Glimpse Merger Sub, Inc., a Delaware corporation, (3) Glimpse Merger Sub II, LLC, a Delaware limited liability company, and (4) World View Enterprises, Inc., a Delaware corporation (as amended, the “Merger Agreement”); (ii) shares of Common Stock issued to directors, officers and employees of the Corporation or its subsidiaries upon the exercise of Assumed Options (as defined in the Merger Agreement) or in connection with the settlement of Parent RSUs (as defined in the Merger Agreement) issued in connection with the assumption of Company RSUs (as defined in the Merger Agreement); and (iii) shares of Common Stock issued on exercise or conversion of Assumed Warrants (as defined in the Merger Agreement) or any other securities convertible into or exchangeable or exercisable for Common Stock, which holders include, for the avoidance of doubt, the Holders’ Lock-up Transferees and direct or indirect Lock-up Transferees of any such holders (collectively, the “Additional Holders”, and together with the Current Holders, the “Holders”) may not Transfer, or make a public announcement of any intention to effect such Transfer of, any Lock-Up Shares (as defined below) Beneficially Owned (as defined below) or otherwise held by the Holder during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 5.4.3. Notwithstanding anything to the contrary in the foregoing or else herein, the term “Holder” shall not include any lender (or its successors or assigns) to whom shares of Common Stock are pledged (collectively, the “Pledged Shares”) upon transfer of such Pledged Shares to such entity or person following a foreclosure or exercise of other remedies by such lender under the applicable loan or other agreement.

5.4.2 During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Section 5.4 shall be null and void, and the Corporation shall refuse to recognize any such Transfer for any purpose.

5.4.3 Notwithstanding the provisions set forth in Section 5.4.1, a Holder may Transfer, without the consent of the Corporation, any of its Lock-Up Shares (a) to any of its Permitted Transferees, upon written notice to the Corporation or (b) (i) to a bona fide charitable organization, upon written notice to the Corporation; (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree, or separation agreement; (iv) in the case of an entity, by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (v) pursuant to transactions of the Corporation Shares or other securities convertible into or exercisable or exchangeable for the Corporation Shares acquired in open market transactions after the Closing; (vi) to the Corporation pursuant to the exercise of any options or warrants to purchase the Corporation Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); (vii) to the Corporation upon the conversion of convertible notes to acquire the Corporation shares (which conversions may be effected on a cashless basis); (viii) to the Corporation in connection with the vesting and settlement of restricted stock units, restricted stock or other rights to acquire shares in the Corporation; (ix) to the Corporation to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements, but only to the extent permitted pursuant to the terms of the Corporation’s equity incentive plans; (x) to satisfy tax obligations upon exercise or settlement of options, restricted stock units, or restricted stock; (xi) to the Corporation pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Corporation or the Corporation or forfeiture of the Holder’s shares in the Corporation or the Corporation or other securities convertible into or exercisable or exchangeable for shares in the Corporation or the Corporation in connection with the termination of the Holder’s service to the Corporation or the Corporation; (xii) pursuant to the entry, by the Holder, at any time after the Closing, into any trading plan providing for the sale of the Corporation Shares by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any the Corporation Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; (xiii) pursuant to Transfers of the Corporation Shares acquired by the Holder in the PIPE Financing (as defined in the Merger Agreement); (xiv) pursuant to transactions solely to satisfy any U.S. federal, state, or local income tax obligations of the Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Transactions from qualifying as a “reorganization” pursuant to Section 368 or Section 351 of the Code (and the Transactions do not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes) solely to the extent that such income tax obligations are actually due and required to be paid prior to the expiration of the Lock-Up Period; and (xv) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (a), clauses (b)(i)-(iv), clause (b)(ix) or clause (b)(xi) above to any party other than the Corporation, (x) the restrictions and obligations contained in this Section 5.4 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Section 5.4, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee. To the extent a Transfer of Lock-Up Shares is made during the Lock-Up Period with the prior consent of the Corporation (which shall not include any Transfers permitted without the consent of the Corporation pursuant to clauses (a) or (b) of this Section 5.4), such consent shall also apply to a proportionate number of (i) Lock-Up Shares or other securities of the Corporation owned by Holders party to a Lock-Up Agreement entered in connection with the Merger Agreement and (ii) shares of the Corporation subject to the Lock-Up (as defined in the Letter Agreement, dated January 7, 2021 by and among the Corporation and the other parties thereto); provided that the proportionate release in this sentence shall not apply to any prior consent of the Corporation made in connection with any underwritten public offering so long as each Holder, to the extent such Holder has a contractual right to demand or require the registration of such Holder’s Common Stock in a public offering or otherwise “piggyback” on a registered public offering by the Corporation, is offered an opportunity to participate on a basis consistent with such contractual rights in such public offering. Sponsor is an intended third-party beneficiary of this Section 5.4, and during the Lock-Up Period, this Section 5.4 may not be amended, modified, waived, altered or supplemented without the prior written consent of Sponsor.

5.4.4 For purpose of this Section 5.4:

(i) the term “Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, that, a Transfer with respect to any Equity Securities shall, for purposes of this Agreement, mean that the Transferor no longer Beneficially Owns such Equity Securities (except, for the avoidance of doubt, for any Transfer to Permitted Transferees or with respect to pledges or encumbrances which do not Transfer economic risk). “Beneficially Owns,” “Beneficially Owned,” and “Beneficial Ownership” shall have correlative meanings.

(ii) the term “Equity Securities” means, with respect to any person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such person, all of the warrants, options or other rights for the purchase or acquisition from such person of shares of capital stock or equity of (or other ownership or profit interests in) such person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such person or warrants, rights or options for the purchase or acquisition from such person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such person (including partnership or member interests therein), whether voting or nonvoting.

(iii) the “Family Member” means, with respect to any person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such person or any trust created for the benefit of such person or of which any of the foregoing is a beneficiary.

(iv) the term “Lock-Up Agreement” means any agreement entered into in connection with the Merger Agreement restricting the transfer of Lock-Up Shares during the Lock-Up Period;

(v) the term “Lock-Up Shares” means shares of Common Stock Beneficially Owned by a Current Holder or any other securities so owned convertible into or exercisable or exchangeable for Common Stock of the Corporation immediately following the closing of the Merger (other than Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act, as amended, pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the closing of the Merger); provided, that, for clarity, Common Stock issued in connection with the PIPE Financing (as defined in the Merger Agreement) shall not constitute Lock-Up Shares;

(vi) the term “Lock-Up Period” means the period commencing on the Closing Date and ending on the date that is the one hundred and eighty (180) days after the Closing Date;

(vii) the term “Lock-Up Shares” means, collectively, (i) Common Stock held by a Holder as of the Closing Date and (ii) any Equity Securities of the Corporation issued to the Holder by the Corporation subsequent to the Closing Date and prior to the expiration of the Lock-Up Period;

(viii) the term “Lock-up Transferees” means, prior to the expiration of the Lock-Up Period, any person or entity to whom a Holder is permitted to Transfer securities prior to the expiration of the Lock-Up Period pursuant to Section 5.4.3;

(ix) the term “Permitted Transferees” means with respect to any person, (a) any Family Member of such person and (b) any affiliate of such person (including any partner, limited partner, stockholder, shareholder, member controlling or under common control with such member and affiliated investment fund or vehicle) of such person, but excluding any affiliate under this clause (b) who operates or engages in a business which competes with the business of the Corporation or its subsidiaries and any portfolio company;

(x) the term “Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition (whether by operation of law or otherwise), contract or legally binding agreement to undertake any of the foregoing, by the Transferor and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), contracts or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification of Officers and Directors.

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

6.2 Advance of Expenses.

Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay on a current and as-incurred basis all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

6.3 Non-Exclusivity of Rights.

The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

6.4 Indemnification Contracts.

The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

6.5 Right of Indemnitee to Bring Suit.

The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

6.6 Nature of Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

6.7 Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII

NOTICES

7.1 Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws, by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII

MISCELLANEOUS

8.1 Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board.

8.2 Seal.

The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

8.3 Form of Records.

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device or method, electronic or otherwise, provided, that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

8.4 Reliance Upon Books and Records.

A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

8.5 Certificate of Incorporation Governs.

In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.6 Severability.

If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

8.7 Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE IX

AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

*     *     *     *     *

CERTIFICATION OF BYLAWS

OF

WORLD VIEW ENTERPRISES INC.

(a Delaware corporation)

I, [______], certify that I am the [Secretary] of World View Enterprises Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [●], 2023
[_______]
[Secretary]

EXHIBIT D

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of January 12, 2023, by and between Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance the Merger Agreement (as defined below), “Parent”), World View Enterprises Inc., a Delaware corporation (the “Company”) and the undersigned stockholder of the Company (the “Company Stockholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Glimpse Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub I”), Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub II”) and the Company, Merger Sub I shall merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company being the surviving corporation (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with and into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II being the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, as of the date hereof, the Company Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and/or other Equity Interests of the Company set forth on Schedule 1 attached hereto (the “Equity Securities”), such Equity Securities represent a substantial interest in the Company, and accordingly, the Company Stockholder has acquired confidential and proprietary information relating to the business and operations of the Group Companies.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting; Waiver of Appraisal Rights. The Company Stockholder agrees as follows: (a) the Company Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other transaction contemplated by the Merger Agreement that the Company Stockholder may have (under Section 262 of DGCL or otherwise) by virtue of, or with respect to, any outstanding Company Common Stock owned of record or beneficially by the Company Stockholder; (b) the Company Stockholder will, with respect to all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof), vote to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; (c) prior to the Effective Time, the Company Stockholder will execute and deliver a Letter of Transmittal for all of the Company Stockholder’s shares of Company Common Stock (including any shares of Company Common Stock resulting from the exercise or conversion of any Equity Interests after the date hereof); and (d) the Company Stockholder will cooperate with Parent and the Company in taking such actions as are reasonably necessary and requested by Parent or the Company to consummate the transactions contemplated by the Merger Agreement.

2. Representations and Warranties of the Company Stockholder.

(a) The Company Stockholder hereby represents and warrants to Parent that the Equity Securities held by the Company Stockholder constitute all of the shares of Company Common Stock and other Equity Interests of the Group Companies owned of record or beneficially by the Company Stockholder as of the date hereof. The Company Stockholder has good and valid title to such Equity Securities and as of the Effective Time will have good and valid title to such Equity Securities free and clear of all Liens (other than transfer restrictions under applicable securities Laws and other restrictions as set forth in the Stockholder Agreements).

(b) (A) (i) If the Company Stockholder is an individual, the Company Stockholder has all legal right, power and capacity to execute and deliver this Agreement and the Ancillary Agreements to which he or she is a party, to perform his or her obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, or (ii) if the Company Stockholder is not an individual, the Company Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has all requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, (B) if the Company Stockholder is not an individual, the execution, delivery and performance by the Company Stockholder of this Agreement and the Ancillary Agreements to which it is a party, and its obligations hereunder and thereunder have been duly and validly authorized by the Company Stockholder and no other act or proceeding on the part of the Company Stockholder is necessary to authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, (C) this Agreement has been, and the Ancillary Agreements to which the Company Stockholder is or will be a party as of the Closing Date shall be, duly executed and delivered by the Company Stockholder and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes a valid and binding obligation of the Company Stockholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies, and (D) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any material breach of any provision of the Governing Documents of the Company Stockholder (as applicable), (ii) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Stockholder, or (iii) violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses (ii) and (iii), for violations which would not prevent or delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

3. Merger Agreement Obligations. Except pursuant to the Company Stockholder’s Letter of Transmittal delivered in accordance with the Merger Agreement in accordance with the terms of the Merger Agreement, the Company Stockholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien, hypothecation or similar disposition of (by operation of law or otherwise), any of the Equity Securities, (ii) deposit any of the Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 3. The Company Stockholder hereby agrees to be bound by the terms and conditions set forth in Article 2 (Merger Consideration; Effects of the Mergers), Section 5.5 (Public Announcements), Section 5.18(a) (Exclusivity), Section 5.23 (Transfers of Ownership), Section 9.19 (Non-Survival), Section 9.20 (Trust Account Waiver) and, to the extent applicable to any of the foregoing, the remaining provisions of Article IX (Miscellaneous) of the Merger Agreement fully and to the same extent as if the Company Stockholder was a party and signatory to such provisions of the Merger Agreement.

4. General Waiver and Release.

(a) As partial consideration for the right to participate in the Mergers as a Company Stockholder (as defined in the Merger Agreement) and receive Merger Consideration, the Company Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, equityholders, partners, trustees, successors, assigns and controlled Affiliates, as applicable (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Group Companies and their respective Affiliates (including Parent, the Company and the Surviving Company, after the Closing), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Company Released Parties”), from any and all claims, obligations, liabilities, charges, demands and causes of action of every kind and character, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, which any Releasor now has, ever had or may have against or with the Company Released Parties, or any of them, in any capacity, whether directly or derivatively through another Person, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing, relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies and agrees not to bring or threaten to bring or otherwise join in any Action against the Company Released Parties, or any of them, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Group Companies; provided, however, that to the extent applicable to each Releasor, the claims, obligations, liabilities, charges, demands and causes of action released pursuant to this Section 4(a) (collectively, the “Released Claims”) does not apply to the following: (i) regular salary and vacation that is accrued and earned but unpaid by any Group Company at the Closing; (ii) any unreimbursed travel or other expenses and advances that are reimbursable under the current policies of the Group Companies; (iii) any benefits that are accrued, vested and earned but unpaid at the Closing under any employee benefit plan of the Group Companies or any rights under health insurance plans or retirement plans sponsored by any Group Company; (iv) any rights to indemnification, exculpation and/or advancement of expenses pursuant to the Governing Documents of any Group Company, indemnification agreements with any Group Company or any directors’ and officers’ liability insurance policies with respect to actions taken or not taken by such Releasor in his or her capacity as an officer or director of a Group Company; or (v) any rights of the Releasors under this Agreement, the Merger Agreement and Ancillary Agreements. Without limiting the foregoing, the Company Stockholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 4(a) include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands and causes of action of every kind and character that would otherwise come within the scope of the Released Claims and the Company Stockholder, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous Law of any other jurisdiction), which reads as follows (“Section 1542”):

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

The Company Stockholder, on behalf of itself and each Releasor, understands that Section 1542, or an analogous Law of any other jurisdiction, gives the Company Stockholder the right not to release existing claims of which the Company Stockholder is not aware, unless the Company Stockholder voluntarily chooses to waive this right. Having been so apprised, the Company Stockholder, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other analogous Law, and elects to assume all risks for claims that exist or existed in his, her or its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 4, in each case, effective at the Closing (except to the extent of any claims which are specifically excluded from Released Claims as set forth in Section 4(a) above). The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 4 and that, without such waiver, Parent and the Company would not have agreed to the terms of this Agreement.

5. Covenants.

(a) Nondisclosure.

(i) The Company Stockholder hereby covenants and agrees not to, and to cause the Company Stockholder’s Affiliates not to, at any time (a) retain or use for the benefit, purposes or account of the Company Stockholder or any other Person (other than the Group Companies), or (b) other than to the Company Stockholder’s legal and financial advisors who agree to maintain the confidentiality of such information, disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside of Parent or the Group Companies, any Confidential Information.

(ii) “Confidential Information” means all information (regardless of whether specifically identified as confidential), in any form or medium that relates to the business, products, operations, financial condition, services, research or development of the Group Companies or their respective customers, vendors, suppliers, independent contractors or other business relations, including: (a) internal business information (including information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (b) identities of, individual requirements of, specific contractual arrangements with, and information about, the Group Companies and their respective customers and confidential information; (c) industry research compiled by, or on behalf of, the Group Companies, including identities of potential target companies, management teams and transaction sources identified by, or on behalf of, the Group Companies; (d) compilations of data and analyses, processes, methods, track and performance records, data and databases relating thereto; (e) personally identifiable information of the Group Companies’ customers; and (f) information related to the Group Companies’ Intellectual Property and updates of any of the foregoing; provided, however, that “Confidential Information” shall not include any information that (A) is or becomes generally available to the public other than as a result of the Company Stockholder’s or the Company Stockholder’s Affiliates’ acts or omissions in violation of its, his or her confidentiality obligations with respect to such information or (B) becomes available to the Company Stockholder on a non-confidential basis from a source other than the Group Companies or any of the equityholders of the Company as of the Closing, provided that such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Group Companies or any other party with respect to such information.

(iii) Except as required by Law, the Company Stockholder hereby covenants and agrees not to disclose to any Person, other than legal and financial advisers (or the Company Stockholder’s immediate family, if applicable) the existence or contents of this Agreement; provided that the Company Stockholder may disclose to any prospective future employer of the Company Stockholder the provisions of this Agreement but only if such prospective employer agrees to maintain the confidentiality of such terms.

(iv) Without limitation of Section 6(l), if the Company Stockholder breaches this Section 5(a), Parent and the Group Companies shall have the right and remedy, in addition to any other remedies they may have at law or in equity, to have this Section 5(a) specifically enforced by any court of competent jurisdiction (without posting any bond or deposit), it being agreed that any breach of this Section 5(a) would cause irreparable injury to the Group Companies and Parent and that money damages would not provide an adequate remedy to the Group Companies.

(b) Further Assurances. From time to time and without additional consideration, the Company Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent or the

Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement or the Merger Agreement.

(c) Acknowledgment. THE COMPANY STOCKHOLDER ACKNOWLEDGES AND AGREES THAT THE COMPANY STOCKHOLDER IS ENTERING INTO THIS AGREEMENT ON THE COMPANY STOCKHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE COMPANY STOCKHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE COMPANY STOCKHOLDER HAS BEEN ADVISED BY PARENT AND THE COMPANY TO CONSULT WITH COUNSEL OF THE COMPANY STOCKHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE COMPANY STOCKHOLDER’S COVENANTS HEREUNDER, THE COMPANY STOCKHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE COMPANY STOCKHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE COMPANY STOCKHOLDER UNDERSTANDS THAT PARENT AND THE COMPANY HAVE BEEN ADVISED BY COUNSEL, AND THE COMPANY STOCKHOLDER HAS READ THIS AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE COMPANY STOCKHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE COMPANY STOCKHOLDER, PARENT AND THE COMPANY AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(d) Consent to Terminate Certain Agreements. The Company Stockholder hereby consents to the termination, contingent upon and effective as of the Closing, of the Company Affiliate Agreements and the Stockholder Agreements to which it is a party in accordance with Section 5.13 of the Merger Agreement (other than any Contracts set forth on Schedule 5.13 to the Merger Agreement and any indemnification agreements between any Indemnified Person and any Group Company); provided that, to the extent that the Company Stockholder is a party to any such terminated agreements, notwithstanding the termination of such terminated agreements, the Company Stockholder hereby acknowledges and agrees that any undertakings by the Company Stockholder therein to keep confidential, or not to disclose or use, confidential information of the Group Companies (as may be further defined in such terminated agreement) shall survive such termination for a period of five (5) years following the Effective Time. The Company Stockholder hereby irrevocably and unconditionally waives any rights to notice contained in any such terminated agreements, any Governing Documents of the Company or otherwise with respect to the Mergers or any of the other transactions contemplated by the Merger Agreement.

6. General Provisions.

(a) Amendment. This Agreement may not be amended except by an instrument signed by Parent, the Company and the Company Stockholder.

(b) Termination. This Agreement shall terminate upon the earlier of (i) the closing of the Mergers or (ii) the termination of the Merger Agreement prior to the consummation of the Mergers.

(c) Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by e-mail, (b) on the next Business Day when sent by overnight courier, or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i) if to Parent:

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

Lyndon Lea

Robert Darwent

Simon Brown

E-mail: forst@leo.holdings

lea@leo.holdings

darwent@leo.holdings

brown@leo.holdings

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

Eric Cohen

E-mail: damon.fisher@kirkland.com

eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

Peter Seligson

E-mail : christian.nagler@kirkland.com

peter.seligson@kirkland.com

(ii) if to the Company:

World View Enterprises, Inc.

1840 E. Valencia Rd., Bldg 8. Ste. 123

Tuscon, AZ 85706

Attention: Ryan M. Hartman

E-mail: rhartman@worldview.space

(iii) if to the Company Stockholder:

At the address provided in the Company Stockholder’s signature page hereto.

with respect to each of clauses (ii) and (ii), with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street, 14th Floor.

Boston, MA 02116-373625

Attention: Miguel Vega

E-mail: mvega@cooley.com

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Milson Yu

E-mail: myu@cooley.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

(d) Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), and (viii) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof, and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified.

(e) Section Headings; Defined Terms. The Section headings and the words used for defined terms themselves (but not, for the avoidance of doubt, the express definitions thereof) contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(g) Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement, the Letter of Transmittal executed by the Company Stockholder and the provisions of the Merger Agreement referenced in Section 3 herein to which the Company Stockholder has expressly agreed to be bound constitutes the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both oral and written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company Released Parties are express third party beneficiaries of this Agreement. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Stockholder’s ownership of any direct or indirect Equity Interests of the Group Companies or any provision of services to the Group Companies.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(i) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other parties hereto; provided, that Parent or the Company shall be permitted, without the consent of the Company Stockholder, to make an assignment of any or all of its rights and interests hereunder to the Company or any of the Company’s Subsidiaries following the Closing. Any purported assignment in violation of this Section 6(i) shall be null and void ab initio.

(j) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

(k) Consent to Jurisdiction, Etc. Each party hereto hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6(k) is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto waives, and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6(k) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON

ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(l) Specific Performance. The Company Stockholder agrees that irreparable damage may occur for which monetary damages, even if available, may not be an adequate remedy in the event that the Company Stockholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Company Stockholder acknowledges and agrees that Parent and the Company shall therefore be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, Parent and the Company would not have entered into this Agreement. The Company Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Parent or the Company has an adequate monetary or other remedy at law. The Company Stockholder acknowledges and agrees that if Parent or the Company seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, Parent or the Company shall not be required to provide any bond or other security in connection with any such order or injunction.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, the Company and the Company Stockholder have caused this Support Agreement to be executed as of the date first written above.

Parent:

LEO HOLDINGS CORP. II

By:
Name:
Title:

Company:

WORLD VIEW ENTERPRISES, INC.

By:
Name:
Title:

Signature Page to Support Agreement

COMPANY STOCKHOLDER:

[NAME]

///

[NAME]

By:
Name:
Title:

ADDRESS:
[______________]
[______________]
[______________]
Attention: [______________]
Facsimile: [______________]
Email: [______________]

Signature Page to Support Agreement

Schedule 1

Equity Securities

Company Stockholder	Class, Number and Type of Equity Interests
[●]	[●]

EXHIBIT E

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [_____], 2023 by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the other parties hereto identified as an “Investor” on the signature pages and Schedule A hereto (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder” or an “Investor” and collectively the “Holders” or “Investors”).

WHEREAS, the Company, Glimpse Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, and World View Enterprises Inc., a Delaware corporation, have entered into that certain Agreement and Plan of Merger, dated as of [_____], 2023 (as amended or supplemented from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”). Pursuant to the transactions contemplated by the Business Combination Agreement, the Company will domesticate as a Delaware corporation and, as a result, certain of the Investors designated as Original Investors on Schedule A hereto (the “Original Investors”) will hold (i) common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, certain of the Investors designated as New Investors on Schedule A hereto (the “New Investors”) are receiving, among other things, newly issued shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, the Company and certain of the Original Investors are parties to that certain Registration and Shareholder Rights Agreement, dated as of January 12, 2021 (the “Prior Agreement”);

WHEREAS, pursuant to Section 6.7 of the Prior Agreement, the provisions, covenants and conditions of the Prior Agreement may be amended or modified by the consent of the Company and the Original Investors holding at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities (as defined in the Prior Agreement) at the time in question;

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and amend and restate in its entirety the Prior Agreement with this Agreement to provide for certain rights and obligations included herein and to include the recipients of the Business Combination Shares identified herein as parties to this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration

Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” is defined in the preamble to this Agreement.

“Block Trade” means any non-marketed and non-underwritten offering or sale taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction effected pursuant to a Registration Statement without substantial marketing efforts prior to such sales.

“Board” is defined in Section 3.1.1.

“Business Combination” is defined in the preamble to this Agreement.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Combination Shares” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” is defined in the preamble to this Agreement.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by law, and acting pursuant to the terms and conditions of any such contract.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Joinder” is defined in Section 6.2.

“Legal Dispute” means any Action among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Maximum Number of Shares” is defined in Section 2.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or prospectus (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

“New Investors” is defined in the preamble to this Agreement.

“New Registration Statement” is defined in Section 2.2.1.

“Original Investors” is defined in the preamble to this Agreement.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; (v) any affiliate of an Investor or the immediate family of such affiliate or (vi) any affiliate of an immediate family of the Investor.

“Piggy-Back Registration” is defined in Section 2.4.1.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.3.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) all shares of Common Stock held by the Original Investors as of immediately following the closing of the Business Combination, (ii) all Warrants held by the Original Investors as of immediately following the closing of the Business Combination, (iii) all shares of Common Stock issued or issuable upon the exercise of any Warrants referred to in clause (ii), (iv) all shares of Common Stock held by the New Investors as of immediately following the closing of the Business Combination and (v) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i), (ii), (iii) or (iv) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Investor. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book entry provisions for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) other than with respect to securities held by the Sponsor (but not any transferees, including Permitted Transferees), such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume); and (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by the Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC Guidance” is defined in Section 2.2.1.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Subscription Agreements” is defined in the preamble to this Agreement.

“Subsequent Shelf Registration Statement” is defined in Section 2.1.10.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities (including an underwritten block trade or bought deal) pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” is defined in the preamble to this Agreement.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than twenty (20) Business Days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the Registrable Securities then held by such Investors (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective within sixty (60) Business Days from the Closing Date, or as soon as practicable thereafter, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1 or Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, relevant Compliance and Disclosure Interpretations. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1 or Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.2 Notification and Distribution of Materials. The Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus, or prospectus supplement pursuant to this Section 2, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary and customary about the Holder to include such Holder’s Registrable Securities in such Registration Statement, Demand Registration, Underwritten Takedown or Block Trade, as applicable. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information together with any other reasonably requested and customary agreements or certificates, at least two (2) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus or prospectus supplement, as applicable, pursuant to this Section 2.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4 Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.5 Underwritten Takedown. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $15,000,000 (such amount of Registrable Securities (the “Minimum Amount”)) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least five (5) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i) subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under Section 2.1.5, and

(ii) subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any holders of Registrable Securities have requested the Company to offer by request received by the Company within three (3) days after such holders receive the Company’s notice of the Underwritten Takedown notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a) Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.5(ii), the Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b) The Company shall only be required to effectuate one Underwritten Takedown (not including Block Trades) pursuant to this Agreement requested by each of (i) the Sponsor and (ii) the New Investors (acting collectively) within any six-month period.

(iii) Notwithstanding the foregoing, the Original Investors may request to sell their Registrable Securities in an Underwritten Takedown yielding less than the Minimum Amount to the extent that such request comprises all of the remaining Registrable Securities held by the Original Investors.

2.1.6 Block Trade. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $10,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request.

2.1.7 Withdrawal. Holders of a majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, whereby upon receiving such notice the Company shall have a right to abandon the Underwritten Takedown and, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of Section 2.1.5(b) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this Section 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.1.7.

2.1.8 Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Underwritten Takedown.

2.1.9 Underwritten Takedowns (but not Block Trades) effected pursuant to this Section 2.1 shall be counted as Demand Registrations (including Underwritten Demand Registrations) effected pursuant to Section 2.2.

2.1.10 If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities included on such Resale Shelf Registration Statement, and pursuant to any method or combination of methods legally available to, and requested by, any Investor. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration Statement shall be on Form S-1 or S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. In the event that any Investor at any time holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of an Investor shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Resale Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Resale Shelf Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time, subject to compliance by the Investors with Section 3.4, and provided that there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, (i) the Sponsor or (ii) Investors who hold a majority of the Registrable Securities held by all Investors may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration.” Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within twenty (20) calendar days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated pursuant to this Agreement to effect (x) more than one (1) Demand Registration by each of the (i) the Sponsor and (ii) the New Investors (acting collectively) during any six-month period or (y) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable

Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling stockholders of an amount at least equal to the Minimum Amount.

2.2.4 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, whereby upon receiving such notice the Company shall have a right to abandon the Demand Registration and, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of Section 2.2.1 unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.2.4, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.2.4.

2.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters for an underwritten offering conducted pursuant to this Agreement (but not, for the avoidance of doubt, an offering conducted pursuant to Section 2.4) advise the Company and the Investors requesting to include Registrable Securities in such underwritten offering in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Investors have requested to include in such underwritten offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other equityholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities requested to be included by Investors pursuant to this Agreement (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the securities of the Company that the Company desires to sell for its own account; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.4 Piggy-Back Registration.

2.4.1 Piggy-Back Rights. If at any time, subject to compliance by the Investors with Section 3.4, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for equityholders of the Company for their account (other than, for the avoidance of doubt, pursuant to Sections 2.1 or 2.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an “at-the-market” offering of the Company’s securities, (vi) for equity line of credit transactions or related forward-purchase offerings or other offerings conducted pursuant to Rule 415 under the Securities Act entered into in connection with the consummation of the Business Combination, or (vii) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than five (5) calendar days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within three (3) calendar days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected by the Company for such Piggy-Back Registration; provided that no holder participating in a Piggy-Back Registration shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Piggy-Back Registration.

2.4.2 Reduction of Piggy-Back Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities that have requested to participate in such Piggy-Back Registration in writing that the dollar amount or number of securities of the Company which the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.4, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(i) If the registration is undertaken for the Company’s account: (A) first, the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons, other than pursuant to this Agreement, and that can be sold without exceeding the Maximum Number of Shares;

(ii) If the registration is undertaken by holders of the Company’s securities as a demand pursuant to contractual rights with the Company, other than this Agreement, (A) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the securities of the Company for the account of any other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, other than this Agreement, that can be sold without exceeding the Maximum Number of Shares.

2.4.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use commercially reasonable efforts to prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) calendar days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration (whether under this Agreement) to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Board”), it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”). The Company shall include in the description of the plan of distribution for any Registration Statement or prospectus that the Holders may elect to make an in-kind distribution of Registrable Securities to its members, partners or securityholders pursuant to such Registration Statement and, to the extent that such members, partners or securityholders are not affiliates of the Company (as defined in Rule 144 under the Securities Act), such members, partners or securityholders will thereby receive freely tradeable securities pursuant to such Registration Statement or prospectus.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, excluding documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such underwritten offering, and the representations, warranties and covenants of the holders of Registrable Securities included in such underwritten offering in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7 Comfort Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing

Underwriter may reasonably request, and, if addressed to the participating holders, reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to Block Trades.

3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and, if addressed to the participating holders, reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Block Trades.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company (if different from the principal financial officer) and all other officers and members of the management of the Company shall reasonably cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) which exceeds $35,000,000, the Company shall use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.14 Listing. The Company shall use commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of written notice from the Company that a Registration Statement or prospectus contains, in the Company’s good faith opinion, a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement or prospectus (but not, for the avoidance of doubt pursuant to any exemption from registration) until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration (including any Demand Registration, Underwritten Takedown or Block Trade) at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) consecutive calendar days or ninety (90) calendar days in any consecutive 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Investors of the expiration of any period during which it exercised its rights under this Section 3.2. The Holders agree that, except as required by applicable law, the Holders shall treat as confidential the receipt of written notice from the Company under this Section 3.2 (provided that in no event shall such notice contain any material nonpublic information of the Company) and shall not disclose or use the information contained in such written notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of this Agreement.

3.3 Registration Expenses. Subject to Section 2.1.7 and Section 2.2.4, the Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.5, any Block Trade pursuant to Section 2.1.6 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.4.1, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.14; (vii) Financial Industry Regulatory Authority, Inc. fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration (including the expenses or costs associated with any opinions or comfort letters requested pursuant to Sections 3.1.7 and 3.1.8); and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration not to exceed $100,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall promptly provide such information and affidavits as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

3.5 Other Obligations. At any time and from time to time in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause clause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and/or 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above in Section 4.4.1, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this

Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants that it shall (i) file (or obtain extensions in respect thereof and file within the applicable grace period) any reports required to be filed by it after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish such Holders with true and complete copies of all such filings (which shall include providing notice that such filings are available on the SEC’s website at www.sec.gov or the Company’s website within two days of such filing), and (ii) take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement of a duly authorized officer as to whether the Company has complied with such information requirements, and, if not, the specific reasons for non-compliance. Any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 5.1.

5.2 In connection with a Resale Shelf Registration Statement or other applicable Registration Statement, the Company shall, if requested by an Investor, take commercially reasonable efforts to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities, (ii) cause its legal counsel to deliver to the transfer agent a customary instruction letter or opinion, if required by the transfer agent, in connection with removal of such restrictive legend, and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Investor’s option, as soon as practicable following such request. The Company’s obligation to remove legends under this Section 5.2 may be conditioned upon the Investor providing such representations, agreements and documentation as are reasonably necessary, customarily required, or reasonably requested, in connection with the removal of federal securities laws restrictive legends.

6. MISCELLANEOUS.

6.1 Other Registration Rights and Arrangements. Other than with respect to any subscription agreements for the PIPE Financing (as defined in the Business Combination Agreement), the Company represents and warrants that no person, other than a holder of the Registrable Securities, has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. For the avoidance of doubt, any subscription agreements for the PIPE Financing shall not be deemed inconsistent with or to violate this Agreement.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated, in whole or in part, by such holder of Registrable Securities in conjunction with and to the extent of any transfer of any Registrable Security by any such holder to a Permitted Transferee(s); provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) Business Days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the Permitted Transferee, and the number of Registrable Securities so transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.4 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement (or, with respect to the Sponsor, the third anniversary of the expiration of the lock-up restrictions set forth in Section 1.1 in that certain Sponsor Agreement, dated as of January 11, 2023, by and among the Sponsor, the Company, Leo Holdings Corp. II and the other parties thereto) or (ii) the date as of which there shall be no Registrable Securities outstanding; provided that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the date that such Investor no longer holds Registrable Securities.

6.5 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company:

World View Enterprises Inc.

1805 E. Aerospace Pkwy

Tucson, AZ 85756 USA

Attn:      Ryan Hartman

E-mail: rhartman@worldview.space

with a copy to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn:      Alex Kassai

              Milson Yu

E-mail:  akassai@cooley.com

              myu@cooley.com

If to an Original Investor:

c/o [________]

[________]

[________]

Attn: [________]

Email: [________]

Fax: [________]

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn:     Christian O. Nagler

             Peter Seligson

Email:  cnagler@kirkland.com

             peter.seligson@kirkland.com

Fax:      (212) 446-4900

and:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attn:     Damon R. Fisher, P.C.

             Eric Y. Cohen

Email:  dfisher@kirkland.com

             eric.cohen@kirkland.com

Fax:      (310) 552-5900

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

6.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

6.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, including without limitation, the Prior Agreement. Each party acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto).

6.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

6.10 Consent to Jurisdiction; Etc.. Each party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6.10 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereby waives, and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6.10 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

6.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

NEW INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

ORIGINAL INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT A

Joinder

This Joinder (“Joinder”) is executed on ________, 20__, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement dated as of [●], 2023 (the “Agreement”), by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	COMPANY

By:	By:

Address:

SCHEDULE A

ORIGINAL INVESTORS:

•	Leo Investors II Limited Partnership
•	Lori Bush
•	Mary E. Minnick
•	Naveen Agarwal
•	Scott Flanders
•	Imran Khan
•	Mark Masinter
•	Scott McNealy

NEW INVESTORS:

•	[●]
•	[●]
•	[●]
•	[●]
•	[●]
•	[●]
•	[●]

EXHIBIT F

SPONSOR AGREEMENT

This Sponsor Agreement (this “Agreement”) is dated as of January 12, 2023, by and among Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership (the “Sponsor”), Lori Bush (“Bush”), Mary E. Minnick (“Minnick”), Naveen Agarwal (“Agarwal”), Scott Flanders (“Flanders”), Imran Khan (“Khan”), Mark Masinter (“Masinter”), Scott McNealy (“McNealy” and together with Bush, Minnick, Agarwal, Flanders, Khan, Masinter and the Sponsor, the “Sponsor Parties”), Leo Holdings Corp. II, a Cayman Islands exempted company (“Parent”) and World View Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, (i) the Sponsor is the holder of record (any such holder, a “Holder”) of 9,375,000 Parent Class B Ordinary Shares (the “Leo Investors Shares”), (ii) Bush is the Holder of 30,000 Parent Class B Ordinary Shares (the “Bush Shares”), (iii) Minnick is the Holder of 30,000 Parent Class B Ordinary Shares (the “Minnick Shares”), (iv) Agarwal is the Holder of 30,000 Parent Class B Ordinary Shares (the “Agarwal Shares”), (v) Flanders is the Holder of 20,000 Parent Class B Ordinary Shares (the “Flanders Shares”), (vi) Khan is the Holder of 20,000 Parent Class B Ordinary Shares (the “Khan Shares”), (vii) Masinter is the Holder of 30,000 Parent Class B Ordinary Shares (the “Masinter Shares”), (viii) McNealy is the Holder of 20,000 Parent Class B Ordinary Shares (“McNealy Shares”, and together with the Bush Shares, the Minnick Shares, the Agarwal Shares, the Flanders Shares, the Khan Shares, the Masinter Shares and the Leo Investors Shares, the “Sponsor Shares”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent has entered into an Agreement and Plan of Merger with the Company, Glimpse Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub I”), and Glimpse Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Merger Agreement”), pursuant to which, among other things, prior to and following the Parent Share Redemption, Parent shall domesticate as a Delaware corporation (the “Domestication”) and, on the Closing Date at the Effective Time, Merger Sub I will merge with and into the Company pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with the Company surviving as a Subsidiary of Parent (the “First Merger”), and immediately following the consummation of the First Merger, the Company will merge with an into Merger Sub II pursuant to the Merger Agreement upon the terms and subject to the conditions set forth therein, with Merger Sub II surviving as a Subsidiary of Parent (the “Second Merger” and together with the First Merger, the “Mergers”).

WHEREAS, in connection with the transactions contemplated by the Merger Agreement and immediately prior to the Domestication, but contingent upon the occurrence of the Closing, the Sponsor Parties desire to waive any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement (the “Waiver”).

WHEREAS, in connection with the Domestication and contingent upon the occurrence of the Closing, as a result of the Waiver, each Sponsor Share held by the Sponsor Parties as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Class B Ordinary Shares Held” will automatically be converted into one share of Parent Common Stock as set forth opposite their respective names on Schedule I hereto under the header “Total Parent Common Stock Held” (the “Automatic Conversion”).

WHEREAS, as an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

LOCKUP

Section 1.1 Parent, Sponsor and each Sponsor Party hereby unconditionally and irrevocably acknowledges and agrees that Sections 1, 2.4, 6.2 and 6.7 of that certain Registration and Shareholder Rights Agreement, dated January 12, 2021, by and between Parent, Sponsor and certain other parties thereto, shall not be amended, supplemented or modified in any way without the prior written consent of the Company other than, for the avoidance of doubt, in connection with the Registration Rights Agreement to be effective at the Closing in accordance with the Merger Agreement.

Section 1.2 Each of the undersigned hereby waives any right to exercise redemption rights with respect to any of Parent’s ordinary shares owned or to be owned by the undersigned, directly or indirectly, whether such shares are part of the Sponsor Shares or Class A ordinary shares, par value $0.0001 per share of Parent, and agrees not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination.

ARTICLE II

APPROVAL OF TRANSACTION PROPOSALS; COMPETING PROPOSALS; WAIVER OF ANTI-DILUTION PROTECTION

Section 2.1 Unless the Merger Agreement is terminated, each Sponsor Party (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party) hereby unconditionally and irrevocably agrees to, at the Parent Shareholder Meeting (or any adjournment or postponement thereof), be present in person or by proxy and vote, or cause to be voted at such meeting, all Sponsor Shares entitled to vote thereon (x) in favor of the Transaction Proposals and any other matter reasonably necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of Parent, and (y) against the approval of any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transaction Proposals) or a Parent Competing Transaction or against any proposal, action or agreement that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Mergers, (ii) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement or (iii) result in any of the conditions set forth in Article VI of the Merger Agreement not being fulfilled.

Section 2.2 Subject to the terms and conditions of this Agreement, Parent and each of the Sponsor Parties agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable law to consummate and make effective the transactions contemplated by this Agreement. Parent and each of the Sponsor Parties shall not enter into any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s obligations hereunder.

Section 2.3 Each Sponsor Party acknowledges that they have had the opportunity to read the Merger Agreement and have had the opportunity to consult with their tax and legal advisors. Each Sponsor Party agrees to be bound by and comply with Section 5.19(b) (Exclusivity) of the Merger Agreement (and any relevant definitions contained in such Section) as if such Sponsor Party had the same restrictions as Parent or Merger Sub under such provisions.

Section 2.4 Immediately prior to the Domestication, but conditioned on the occurrence of the Closing in accordance with the Merger Agreement, each Sponsor Party hereby, automatically and without any further action by such Sponsor Party or the Company, irrevocably waives any adjustment to the conversion ratio set forth in Article 17 of the Parent Governing Documents and any rights to other anti-dilution protections with respect to the rate that all of Parent Class B Ordinary Shares held by such Sponsor Party convert into Parent Common Stock in connection with the PIPE Financing, the Business Combination and the transactions contemplated by the Merger Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the termination of the Merger Agreement in accordance with Article VIII thereof. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This Section 3.1 and Article III of this Agreement shall survive the termination of this Agreement.

Section 3.2 Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent, the Company and each Sponsor Party to the extent such Sponsor Party holds Sponsor Shares. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 3.3 Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Sponsor Shares as a result thereof. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Each party shall be entitled to enforce the terms of this Agreement and exercise any remedies for breaches by any other party of, or failure of any other party to perform, this Agreement, including without limitation injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Agreement, in addition to any other remedy at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunctive relief.

Section 3.4 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

Notices to Parent prior to the Closing:

Leo Holdings Corp. II

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

 Lyndon Lea

 Robert Darwent

 Simon Brown

E-mail: forst@leo.holdings

 lea@leo.holdings

 darwent@leo.holdings

 brown@leo.holdings

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

 Eric Cohen

E-mail: damon.fisher@kirkland.com

 eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

                  Peter Seligson

Email : christian.nagler@kirkland.com

 peter.seligson@kirkland.com

Notices to the Company (or the Surviving Company): World View Enterprises, Inc. 1840 E. Valencia Rd., Bldg 8. Ste. 123 Tucson, AZ 85706 Attention: Ryan M. Hartman E-mail: rhartman@worldview.space with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street, 14th Floord.

Boston, MA 02116-373625

Attention: Miguel Vega

Email: mvega@cooley.com

and

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Milson Yu

Email: myu@cooley.com

Notices to the Sponsor:

Leo Investors II Limited Partnership

21 Grosvenor Place

London SW1X 7HF

Attention: Edward Forst

 Lyndon Lea

 Robert Darwent

 Simon Brown

E-mail: forst@leo.holdings

 lea@leo.holdings

 darwent@leo.holdings

 brown@leo.holdings

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

 Eric Cohen

E-mail: damon.fisher@kirkland.com

eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

  Peter Seligson

Email : christian.nagler@kirkland.com

peter.seligson@kirkland.com

Notices to Bush, Agarwal, Minnick, Flanders, Khan, Masinter and McNealy: Address on file with the Sponsor with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attention: Damon R. Fisher, P.C.

 Eric Cohen

E-mail: damon.fisher@kirkland.com

     eric.cohen@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention : Christian O. Nagler

  Peter Seligson

Email : christian.nagler@kirkland.com

 peter.seligson@kirkland.com

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

Section 3.5 Entire Agreement. This Agreement and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.6 Miscellaneous. The provisions of Sections 9.3 (Severability), 9.7 (Consent to Jurisdiction), 9.10 (Governing Law), 9.11 (Specific Performance), 9.13 (Counterparts), 9.18 (Interpretation) and 9.20 (Trust Account Waiver) of the Merger Agreement shall apply mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, Parent, the Company and each Sponsor Party have duly executed this Agreement as of the date first written above.

PARENT:

LEO HOLDINGS CORP. II

By:
Name:
Title:

[Signature Page to Sponsor Agreement]

COMPANY:

WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

[Signature Page to Sponsor Agreement]

SPONSOR PARTIES:

LEO INVESTORS II LIMITED PARTNERSHIP

By:
Name:
Title:

Lori Bush

Mary E. Minnick

Naveen Agarwal

Scott Flanders

Imran Khan

Mark Masinter

Scott McNealy

[Signature Page to Sponsor Agreement]

Schedule I

	Pre-Closing	Post-Closing
Sponsor Party	Total Parent Class B Ordinary Shares Held	Total Parent Common Stock Held
Leo Investors II Limited Partnership	9,195,000	9,195,000
Lori Bush	30,000	30,000
Naveen Agarwal	30,000	30,000
Mary Minnick	30,000	30,000
Mark Masinter	30,000	30,000
Scott Flanders	20,000	20,000
Imran Khan	20,000	20,000
Scott McNealy	20,000	20,000
TOTAL	9,375,000	9,375,000

EXHIBIT G

LETTER OF TRANSMITTAL1

For delivery of capital stock of

World View Enterprises Inc.

pursuant to the Merger Agreement (as defined below)

This Letter of Transmittal, once completed and signed, should be delivered electronically to the secure URL provided in the Accompanying Instructions hereto or by mail or hand delivery to the following address:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Continental Stock Transfer & Trust Co.

1 State Street - 30th Floor

New York, NY 10004

Attention: Corporate Actions

For inquiries:

Email: [______]

Telephone: [______]

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

Ladies and Gentlemen:

This Letter of Transmittal will be delivered to Continental Stock Transfer & Trust Company (the “Exchange Agent”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 11, 2023, by and among Leo Holdings Corp. II, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance therewith, “Parent”), World View Enterprises Inc., a Delaware corporation (the “Company”), Glimpse Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub I”), and Glimpse Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), which provides for, among other things: the merger of Merger Sub I with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), and immediately upon consummation of the First Merger, the merger of the Company with and into Merger Sub II, with Merger Sub II continuing as the Surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement. As consideration in exchange for the undersigned’s shares of Company Common Stock, the undersigned will receive the Per Share Merger Consideration in accordance with Section 2.2 and Section 2.3 of the Merger Agreement, in respect of your shares of Company Common Stock referenced in this Letter of Transmittal. In order to effect the exchange and receive the Per Share Merger Consideration, the undersigned must correctly complete and sign this Letter of Transmittal and submit either (a) the executed Letter of Transmittal to the address above or (b) an electronic copy of the executed Letter of Transmittal to the secure URL address provided in the Accompanying Instructions hereto.

Pursuant to the Merger Agreement, the undersigned holder of Company Common Stock hereby surrenders such Company Common Stock delivered herewith for the purpose of receiving the Per Share Merger

[1]	Subject to review and comment by Continental Stock Transfer & Trust Company

Consideration, as contemplated by the Merger Agreement. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) by virtue of the Mergers and without any action on the part of any Person, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall thereupon be converted into the right to receive the Per Share Merger Consideration, in each case, without interest, to the applicable Company Stockholder, subject to the terms and conditions of the Merger Agreement, and (b) all of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.3 of the Merger Agreement shall no longer be outstanding and shall cease to exist, and each holder of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration into which such shares of Company Common Stock shall have been converted in the Mergers.

The undersigned acknowledges and agrees that (a) each of Parent and Merger Sub are permitted to rely on the allocation of the Per Share Merger Consideration for each Company Stockholder to be delivered to Parent by the Company in accordance with Section 2.1 of the Merger Agreement, as detailed in the Closing Date Capitalization Statement (the “Allocation Schedule”) as setting forth a true and complete allocation of the Per Share Merger Consideration, and shall have no liability for any errors or omissions therein or liability to the undersigned or any other Person for relying on, paying cash or issuing any equity under the Merger Agreement in accordance with the Allocation Schedule; (b) the undersigned irrevocably waives and releases and covenants not to sue Parent, Merger Sub, the Company and their respective Affiliates from any and all liabilities arising from or related to the allocation of the Per Share Merger Consideration and any other amounts payable or issuable to the undersigned pursuant to the Merger Agreement; and (c) in the event of a conflict between any provision of this Letter of Transmittal and/or the Allocation Schedule, the Allocation Schedule shall control unless specifically provided otherwise. The undersigned acknowledges that he, she or it shall not have the right to view any information set forth in the Allocation Schedule with respect to any other Person.

By signing this Letter of Transmittal, the undersigned understands that surrender is not made in acceptable form until receipt by the Exchange Agent of this Letter of Transmittal, duly completed and signed, together with all accompanying evidence of authority in form satisfactory to Parent and any other required documents referenced herein. The Exchange Agent shall inform the undersigned of any defects that it is (in consultation with the Company and Parent) unwilling to waive and shall take reasonable action to assist the undersigned to correct any such defects. The undersigned hereby covenants and agrees that upon request, the undersigned will execute, complete and deliver any additional documents reasonably deemed by the Exchange Agent to be necessary to complete the proper surrender of his, her or its shares of Company Common Stock in accordance with the terms and conditions of the Merger Agreement and this Letter of Transmittal.

The undersigned hereby represents and warrants to Parent, that: (a) the undersigned has received a copy and has had the opportunity to familiarize himself, herself or itself with the Merger Agreement; (b) the undersigned has the requisite power, authority and capacity to execute and deliver this Letter of Transmittal and to surrender without restriction all right, title and interest in, to and represented by each share of Company Common Stock set forth in the “Description of Company Common Stock Surrendered” section of this Letter of Transmittal; (c) the undersigned owns beneficially and of record the Company Common Stock set forth in the “Description of Company Common Stock Surrendered” section of this Letter of Transmittal, free and clear of any lien, security interest or encumbrance (other than pursuant to a Support Agreement, as applicable, the Governing Documents of the Company, and, in the case of any Company Restricted Stock, any vesting or other restrictions in favor of the Company set forth in the Equity Incentive Plan), and such shares of Company Common Stock are not and will not be subject to any adverse claim and has not and will not be transferred in violation of any contractual or other restriction on transfer thereof (other than such as exist under applicable securities laws or as a result of the cancellation of such shares of Company Common Stock pursuant to the Mergers); (d) as of immediately prior to the Effective Time, the undersigned holds no additional Company Common Stock, other than the Company Common Stock set forth in the “Description of Company Common Stock Surrendered” below, or other equity securities or rights to purchase shares or other interests of the Company of any kind or nature, and following the Effective Time will have no further rights with respect to the Company Common Stock other than to receive the

Per Share Merger Consideration, in accordance with the Merger Agreement and this Letter of Transmittal, and following the Effective Time the undersigned shall hold no Company Common Stock or other shares or other interests in the Company of any kind or nature; (e) this Letter of Transmittal has been duly and validly executed and delivered and constitutes a legally valid and binding obligation, enforceable in accordance with its terms; and (f) the execution and delivery of this Letter of Transmittal does not: (i) if the undersigned is a corporation, limited liability company, partnership, limited partnership or trust, violate or conflict with or result in a breach of any provision of the Governing Documents of the undersigned; (ii) violate or contravene any law, statute, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award currently in effect that is applicable to the undersigned; or (iii) require any action, consent, approval or authorization of, or review by, or declaration, registration or filing with, or notice to, any third party.

By executing and delivering this Letter of Transmittal, the undersigned hereby expressly and irrevocably: (a) acknowledges and agrees that all representations, warranties and agreements of the undersigned will be for the benefit of, and enforceable by, Parent and the Company; (b) agrees that all authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the undersigned and his, her or its heirs, successors, assigns, executors, administrators and legal representatives to the extent permitted by law and shall not be affected by, and shall survive, the death or incapacity of the undersigned; (c) affirms that the undersigned has consulted, or had the opportunity to consult, with his, her or its legal counsel or other advisors with respect to this Letter of Transmittal, including but not limited to, the final and binding effect of this Letter of Transmittal; (d) agrees that the language of all parts of this Letter of Transmittal shall in all cases be construed as a whole, according to its fair meaning, and shall not be construed strictly for or against any particular party; and (e) expressly waives, to the extent not already waived, any right to assert dissenters’, appraisal rights or similar rights that the undersigned may have arising out of the consummation of the Mergers and the transactions contemplated by the Merger Agreement, whether arising pursuant to the General Corporation Law of the State of Delaware, other applicable law, contract or otherwise, with respect to all of the Company Common Stock other equity interests of the Company whether or not the undersigned has previously made a written demand upon the Company and otherwise complied with any appraisal rights provisions, contractually or otherwise. The undersigned hereby revokes and withdraws any written objections to the Merger Agreement or demands for appraisal with respect to the shares of Company Common Stock or other equity interests of the Company owned by such Person.

Effective from and after the Effective Time and in consideration of the right to receive the Per Share Merger Consideration, in accordance with the Merger Agreement, the undersigned, on his, her or its behalf and his, her or its past, present or future heirs, executors, administrators, predecessors-in-interest, successors, permitted assigns, equityholders, general or limited partners, Affiliates and Representatives (including, in each case, their past, present or future officers and directors) (each, a “Releasing Party”), hereby knowingly, voluntarily, irrevocably, unconditionally and forever acquits, releases and discharges, and covenants not to sue Parent, Merger Sub, the Company, the Surviving Company, their respective predecessors, successors, parents, subsidiaries and other Affiliates and their respective past, present or future owners, managers, members, general or limited partners, shareholders, fiduciaries (in their official and individual capacities), and Representatives (in their capacities as such) (each, a “Released Party” and, collectively, the “Released Parties”), from any and all liabilities, penalties, fines, judgments (at equity or at law, including statutory and common) and other losses (including damages, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, known or unknown, matured or unmatured, contingent or vested, liquidated or unliquidated, of any kind or nature or description whatsoever), in each case arising from any matter, cause or event occurring from the beginning of time to the Effective Time that a Releasing Party presently has, has ever had, or may hereafter have, in each case, to the extent arising out of his, her or its ownership of Company Common Stock; provided, that nothing contained herein shall limit (a) rights to indemnification or to advancement or reimbursement of expenses to which the Releasing Party may be entitled in his, her or its capacity as a current or former officer or director of the Company, or (b) in the case of any Releasing Party who is an employee of the Company with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Merger Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Merger Agreement and consistent with past practice. This paragraph is for the benefit of the Released Parties and shall be enforceable by any of them directly against the Releasing Parties.

The undersigned further acknowledges and agrees that the aforementioned release and discharge provided pursuant to this Letter of Transmittal will be governed by and enforced and interpreted in accordance with the laws of the State of Delaware, and that if any portion of this release is held invalid by the final judgment of any governmental entity, the remaining provisions of this release will remain in full force and effect as if such invalid provision had not been included in this release. It is further understood and agreed that all rights under Section 1542 of the California Civil Code or any similar provision of any applicable legal requirements are hereby expressly waived by the undersigned. Said section reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Thus, notwithstanding the provisions of Section 1542 of the California Civil Code and for the purpose of implementing a full and complete release and discharge of the Released Parties, this Letter of Transmittal expressly acknowledges that this release is intended to include in its effect all proceedings and liabilities which the undersigned does not know of or suspect to exist in its favor at the time of signing this release, and that this release contemplates the release of any such proceedings or liabilities.

Nothing in this Letter of Transmittal restricts or prohibits the undersigned from initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency, entity or a regulator (a “Regulator”), or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. This Letter of Transmittal does not limit the undersigned’s right to receive an award from any Regulator that provides awards for providing information relating to a potential violation of Law. The undersigned does not need the prior authorization of any of the Released Parties to engage in conduct protected by this paragraph, and the undersigned does not need to notify any of the Released Parties that the undersigned has engaged in such conduct. This Letter of Transmittal will be governed by and construed in accordance with the internal laws of the State of Delaware without reference to its choice-of-law rules.

Please take notice that federal Law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

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The undersigned hereby acknowledges and agrees that if any term or provision of this Letter of Transmittal is held to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Letter of Transmittal or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal or unenforceable, the court may modify this Letter of Transmittal to add a valid, legal and enforceable provision as similar in terms of such invalid, illegal or unenforceable provision as may be possible.

DESCRIPTION OF COMPANY COMMON STOCK SURRENDERED (Please fill in. Attach separate schedule if needed.)
Name(s) and Address of Registered Holder(s) (If there is any error in the name or address shown below, please make the necessary corrections.)	Number of shares of Company Common Stock
TOTAL SHARES

YOU MUST SIGN BELOW UNDER “SIGNATURE(S) REQUIRED” AND COMPLETE THE W-9 FORM ATTACHED AS EXHIBIT A OR AN APPLICABLE W-8 FORM, WHICH CAN BE OBTAINED FROM THE EXCHANGE AGENT.

SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) or Agent

Must be signed by the registered holder(s). If signature is by a trustee, executor, officer for a corporation acting in a representative capacity, or any other person, please set forth full title. See Instruction 2.

Registered Holder

Registered Holder

Title, if any

Date:

Phone No.:

Address:

PLEASE READ AND FOLLOW THE ACCOMPANYING INSTRUCTIONS

Deliver this Letter of Transmittal electronically to the secure URL provided below or by mail or hand delivery to the following address:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Continental Stock Transfer & Trust Co.

1 State Street—30th Floor

New York, NY 10004

Attention: Corporate Actions

For inquiries:

Email: [______]

Telephone: [______]

INSTRUCTIONS FOR SURRENDERING COMPANY COMMON STOCK

1. Method of delivery: This Letter of Transmittal must be sent or delivered either to the address set forth above or an electronic copy must be delivered to the secure URL address set forth below. Delivery will be deemed effective only when received.

Our records indicate your assets are held in book-entry, unissued form, therefore you may return these documents via PDF by (either (i) the executed copy provided by DocuSign in addition to the certificate of completion provided by DocuSign or (ii) a scanned copy) to the secure URL address noted below.

When sending your documents, in order to avoid a delay in processing, be sure to include your registration (name that would appear on your asset) in the name of the document. Please type the following URL address into your web browser in order to upload your completed documents:

[______]

2. Completion of Letter of Transmittal: This Letter of Transmittal should be completed and signed. If any shares are registered in the name of two or more joint owners, all such owners must sign this Letter of Transmittal. Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

3. Internal Revenue Service (“IRS”) Forms: If you are a U.S. person as defined in Section 7701(a)(30) of the Code (a “U.S. Person”), you must provide the Exchange Agent with a correct Taxpayer Identification Number (generally, your Employer Identification Number or Social Security Number) on the IRS Form W-9 which is attached hereto as Exhibit A and certify whether you are subject to backup withholding in accordance with the instructions to the IRS Form W-9. If you are not a U.S. Person (a “Non-U.S. Person”), you must complete and deliver an applicable IRS Form W-8 certifying your status as a Non-U.S. Person. Such IRS Forms W-8 can be obtained from the Exchange Agent or the Internal Revenue Service (www.irs.gov/formspubs/index.html). Failure to properly complete and return the IRS Form W-9 (and to certify that you are not subject to backup withholding), or the applicable IRS Form W-8, may subject you to federal backup withholding (currently at a rate of 24%) on any “reportable payment” (generally, a payment of cash) made to you pursuant to the Mergers. Backup withholding is not an additional tax. Rather, the amount of tax withheld will be applied against the U.S. federal income tax liability of a person subject to backup withholding, and if withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS in a timely manner. See “Important Tax Information” below for more information.

4. Statement and Check Delivery: A statement evidencing book-entry shares representing the number of shares of Parent Common Stock, par value $0.0001 per share, in respect of your Per Share Merger Consideration, will be mailed to the address provided by you in your completed Letter of Transmittal. Payment of any cash consideration of such Per Share Merger Consideration, if applicable, will be made by check mailed to the address provided by you in your completed Letter of Transmittal.

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IMPORTANT TAX INFORMATION

If your shares of Company Common Stock are accepted for payment, in order to prevent backup withholding on any “reportable payment” (generally, a payment of cash in exchange for your shares of Company Common Stock), you or your assignee (in either case, the “Payee”), if such Payee is a U.S. person as defined in Section 7701(a)(30) of the Code, must (a) provide the Exchange Agent (the “Payor”) with the Payee’s correct Taxpayer Identification Number (“TIN”), which, in the case of a Payee who is an individual, is the Payee’s social security number, by completing the IRS Form W-9 attached hereto, and (b) certify on such IRS Form W-9 that: (i) the TIN provided is correct; (ii)(A) the Payee is exempt from backup withholding; (B) the Payee has not been notified by the IRS that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends; or (C) the IRS has notified the Payee that such Payee is no longer subject to backup withholding; and (iii) the Payee is a U.S. person. If the Payee is a U.S. person but does not have a TIN, such Payee should consult the enclosed Instructions for IRS Form W-9 (the “W-9 Specific Instructions”) for instructions on applying for a TIN and apply for and receive a TIN prior to submitting the IRS Form W-9. If the shares of Company Common Stock are held in more than one name or not in the name of the actual owner, consult the W-9 Specific Instructions for information on which TIN to report.

If the Payor is not timely provided with a properly completed IRS Form W-9 certifying that no backup withholding is applicable or an adequate basis for an exemption, the Payee may be subject to a $50 penalty imposed by the IRS and backup withholding (currently at a rate of 24%) on any reportable payments received pursuant to the Mergers. Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding will be reduced by the amount withheld provided that the required information is timely furnished to the IRS. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the IRS.

Certain Payees (including, among others, certain corporations and foreign persons) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, exempt Payees who are U.S. persons should furnish their TIN and complete the “Exemptions” portion of the IRS Form W-9. See the W-9 Specific Instructions for additional instructions. Exempt Payees who are not U.S. persons must submit an appropriate and properly completed Form W-8 signed under penalties of perjury attesting to such exempt status. Such forms may be obtained from the Exchange Agent or the IRS at its Internet website: www.irs.gov.

FAILURE TO COMPLETE AND RETURN THE IRS FORM W-9 OR APPLICABLE IRS FORM W-8 MAY RESULT IN A $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING AT THE STATUTORY RATE (CURRENTLY 24%) ON ANY REPORTABLE PAYMENT MADE TO YOU PURSUANT TO THE MERGERS.

The description contained herein is for informational purposes only. Please contact your tax advisor regarding the U.S. federal, state, local, and other tax consequences of the Mergers and any withholding and reporting rules that may apply.

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Exhibit A

Form W-9

[See attached]

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See **Specific Instructions** on page 3.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting code (if any)

(Applies to accounts maintained outside the U.S.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Request for Taxpayer Identification Number and Certification Give Farm to the requester. Do not send to the IRS. 1 Name (as shown on your income lux return). Name is required on this line, do not leave this lute blank. 2. Business name/disregaded entity name, it different from above 3 Cheek appropriate box for federal tax classification er the person whose name is entered on fine 1. Cheek only cute of the folowing sever. Luxes. 4 Exemption (codes apply Only to certain entities, not individuals, see Note: Check the appro box in the line above the tax classification or the Single-merrier owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from me owner tax U.S. federal tax purposes. Otherwise, a single-member LUC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. Exemption from FATCA reporting code (If any) Other (sea instructions) 5 Address (number, street and apt. or suite no) See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Enter your TIM in the appropriate bow. ThE TIN provided must match the name given cm line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN) However, for a resident alien, sole proprietor, or disregarded entity. see the instructions for Part I, later. For other entities, it ie your employer identification number (EIN). If you do not have a number, see How Jo get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Under penalties nf perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2.1 I am not subject to backup withholding because: (a) I am exempt from backup withholding. or (b) I have not been notified by thE Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to repeat all interest or dividends, ar (of the IRS has notified me that I am no longer subject to backup withholding; and 3.1 I am a U.S. citizen or other U.S. person (defined below); and 4. The FACTA code(s) entered on this farm (if any) indicating that I am exempt from FACTA reporting is correct. Certification instructions, You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions. item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property. cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you. must provide your correct TIM. See the instructions for Part II. later.General Instructions Section references are ta the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Farm W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Farm W-9 requester) who is required ta file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN). individual taxpayer identification number ([TIN), adaption taxpayer identification number (ATI). ar employer identification number (EIN), to report on an information return the amount paid to you, ar other amount reportable on an information return. Examples of information returns include, but are not limited to. the following. • Form 1099-DIV (dividends, including those from stacks ar mutual funds) • Farm 1099-MISG (various types of income, prizes, awards, or gross proceeds.) Farm 1099-B (stock or mutual fund sales and certain other transactions by brokers) Form 1099-S (proceeds from real estate transactions} Farm 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest). 1098-E (student loan interest). 1098-T (tuition) • Farm 1099-C (canceled debt) Farm 1099-A (acquisition or abandonment of secured property) Use Farm W-9 only if you are a. U.S. person (including a resident alien), to provide your correct TIM. if you do not return Form W-9 to the requester with a TIN, you might

By signing the filled-out form, you: 1. Certify that 1he TIN you are giving is correct (or you era waiting Far a number fa be issued), 2. Certify that you are not subject to backup withholding. or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and 4. Certify that FACTA code(s) entered on this form (if any) indicating that you are exempt from the FACTA reporting, is correct. See What is FACTA reporting, later, for further information. Note: If you are a US. person and a requester gives you a farm other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Farm W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United Stales or under the laws of the United States; • An estate father than a foreign estate): or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade ar business in the United States are generally required to pay a withholding lax under section 1446 an any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1448 require a partnership To presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. parson 1hat la a partner in a partnership conducting a trade or business in the United States, provide Farm W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding an your share of partnership income. In the cases below, the following person must give Form W-9 tn the partnership for purposes. of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. In the case of a disregarded entity with a U.S. owner. the U.S. owner of the disregarded entity and not the entity; In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected To be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Farm 8233 (see Pub. 515, Withholding of Tax or, Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clausa.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain Types of income, you must attach a statement to Form W-9 that specifies the following five items. 1 The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The trealy article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies far the examption from tax. 5. Sufficient facts to justify the exemption from Tax under the terms of the treaty article Example, Article 20 of the U.S.-Chins incoma tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law. this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calandar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30. 1984) allows the provisions of Article 2D to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax an his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay To the IRS 24% of such payments. This is called ‘backup withholding.” Payments 1hat may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay. payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding art payments you receive if you give the requester your carted TIN, make the proper certifications, and report all your taxable interest and dividends an your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN ta the requester. 2. You do not certify your TIN when required (see the instructions far Part II far details). 3. The IRS tells the requester that you furnished an incorrect TIN. 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject ta backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Farm W-9 for more information. Also see Special rules for partnerships, earlier. What is FACTA Reporting? The Foreign Account Tax Compliance Act (FACTA) requires a participating foreign Financial institution to report all United States account holders that are specified United Stales persons. Certain payees are exempt from FACTA reporting. See Erermption from FACTA reporting code, later, end the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person To whom yau claimed to be an exempt payee if yau are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporal ion. or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor bust dies. Penalties Failure to famish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 far each such failure unless your Failure is due to reasonable cause and not to wilful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subfact you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law. the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the fallowing an this line: do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account -(other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. if you are providing Form W-9 to an FFI to document a joint account. each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) or the nama change, enter your first name, the last name as shown on your social security card, and your new last name. Nota; ITIN applicant Enter your individual name as it was entered on your Form W-7 application, fate 1a. This should also be the same as the name you enlered an the Form 1040/1040A/1040EZ you Filed with your application. b. Sole proprietor or singla-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on Iine 2. c Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown cm the entity’s tax return an line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal lax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DEA name on line 2. e. Disregarded entity, For U.S. federal lax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name an line 1. The name of the entity enlered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity far U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. if the direct owner of the entity is also a disregarded entity, enter the First owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 if you have a business name, trade name, DBA name, or disregarded entity name, you may enter it an line 2. Line 3 Check the appropriate box on line 3 far the U.S. federal lax classification of the person whose name is entered on line 1. Check only one box on line 3. IF the entity/person on line 1 is a(n),. THEN check the box for.,, • Corporation Corporation Individual Sale proprietorship, or Single-member iimiled liability company (LLC) owned by an individual and disregarded far U.S. federal tax purposes. Individual/sole proprietor or single-member LLC LLC treated as a partnership for U.S. federal tax purposes, LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or LLC that is disregarded as an entity separate from its owner bu1 the owner is another LLC that is not disregarded for U.S. federal tax purposes. Limited liability company and enter the appropriate lax classification. (P= Partnership; C= C corporation; or S= S corporatian) • Partnership Partnership Trust/estate Trust/estate Line 4, Exemptions If you are exempt from backup withholding and/or FACTA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals including sole proprietors) are not exempt from backup withholding. Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporalions that provide medical or health care services ere not exempt with respect to payments reparable an Form 1099-MISC. The following cades identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1 —An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2— The United States or any of its agencies or instrumentalities 3— A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4— A foreign government or any of its political subdivisions, agencies, or instrumentalities 5 —A corporation 6 — A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7 — A Futures com mission merchant reg sterad with the Commodity Futures Trading Commission 8—A real aetata Investment trust 9 — An entity registered al all times during the tax year under the Investment Company Act of 1940 10— A common trust fund operated by a bank under section 584(a) 11 — A financial institution 12 —A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947

The fallowing chart shows types of payments that may be exempt From backup withholding. The chart applies to 1he exempt payees listed above. 1 through 13. IF the payment .is for... THEN the payment is exempt for. Interest and dividend payments All exampt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only far sales of noncovered securities acquired prior to 2012. Payments over $600 required to be reported and direct sales over $5,000 Generally, exempt payees 1 through 57 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4 ‘ See Farm 1099-MISC, Miscellaneous Income, end its instructions. 2 However. the following payments made to a corporation and reportable on Form 1099-MISO are not exempt From backup withholding: medical and heath care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FACTA reporting crude. The fallowing codes identify payees that are exempt from reporting under FACTA. These codes apply fa persons submitting this farm far accounts maintained outside of the United Slates by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this farm if you are uncertain if the financial institution is subject fa these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable’’ (or any similar indication) whiten ar printed an the line for a FACTA exemption code. A— An organization exempt from lax under section -501(a) or any individual retirement plan BE defined in section 7701(a)(37) B —The United States or any of its agencies or instrumentalities C — A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established secunties markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1 (c)(1)(i) F —A dealer in securities, commodities, or derivative financial instruments (including national principal cantracts. futures, forwards, and options) that is registered as such under the laws of the United States or any state G —A real estate investment trust H — A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 5B1 K — A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M —A lax exempt trust under a section 403fb) plan or section 457(g) plan Note: You may wish fa consult with the financial institution requesting this form to determine whether the FACTA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns, If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer identification Number (TIN) Enter your TIN in the appropriate box. IF you are a resident alien end you co not have and are not eligible fa get an SSN. your TIN is your IRS individual tax payer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN. see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SEN or EIN. If you are a single-member LLC that is disregarded as an entity separate from rts owner, enter the owner’s SSN (or EIN. if the owner has one). Do not enter 1he disregarded entity’s EIN. IF the LLC is classified as a corporation Dr partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, far further clarification of name end TIN combinations. How fa get a TIH. If you do not have a TIN, apply for one immediately. To apply far an SSN. get Farm SS-5-. Application for a Social Security Card, from your local SSA office or gel this form online at www.SSA.gov. You may also get this form by calling 1 -800-772-1213. Use Farm W-7, Application for IRS Individual Taxpayer Identification Number, fa apply far an [TIN. or Form SS-4. Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, ar print Form W-7 and/or Form SS-4. Or. you can go to www.irs.gov/QrtferForms to place an order and have Form W-7 and/orSS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but da not have a.TIN. apply for a TIN and write “Applied For” in the space for the TIN. sign and dale the farm, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have BO days, to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subjed to backup withholding on all such payments until you provide youn TIN to the requester. Note: Entering Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-0. Part II. Certification TO establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1.4. ar 5 below indicates otherwise. Far a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified an line 1 must sign. Exempt payees, see Exempt payee coda, earlier. Signature requirements. Complete the certification as indicated in items 1 through 6 below.

1. Interest, dividend, end barter exchange accounts opened before 1984 and broker accounts considered active during 1983. Yau must give your correct TIN. but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding Will apply, if you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may crass out item 2 of 1he certification. 4. Other payments. Yau must give your correct TIM, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. ‘Other payments’ include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise!, medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments la certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (undersection 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN. but you do not have to sign the certification. What Name and Number To Give the Requester Far this type of account: Give name and SSN of: 1. individual The individual 2. Two or more individual joint The actual owner of the accounts or, account other than an account combines funds, the first Individual on maintained by an FFI the account1 3. Two or mere U.S. persons (joint account maintained by an FFI) Each holder of the account 4. Custodial account of a minor [Uniform Gift to Minors Act) The minor2 5. a-The usual revocable savings trust (grantor is also trustee) The- grantor-trustee The actual owner1 The grantor- For this type of account: Give name and ElN ofc The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate stutus on Form 8832 or Form 2553 The corporation 11. Association, club, religious, Chartable educational or other tax- exempt organization The organization The partnership 13. A broker or registered nominee The broker or nominee Far this type of account: Give name and EIN of: 14. Account with the Department of Agrieukure in the name al a public entity (such as a sMa or local government, school district, or prison) that received program payments The public entity The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 1 Circle the minor’s name and furnish the minor’s SSM. 1 You must show your individual name and you may also enter your business or DBA name an the Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 1 List first and circle the name of the trust, estate, or pension trust. (Da not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules far partnerships, earlier. ‘Nate: The grantor also must provide a Farm W-9 to trustee of trust. Note: If na name is circled whan mare than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theFt occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission. ta commit fraud or other crimes. An identity thief may use your SSN ta get a jab ar may file a tax return using your SSN to receive a refund. To reduce your risk: Protect your SSN. * Ensure your employer is protecting your SSN. and * Be careful when choosing a lax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice ar letler. if your tax records are not currently affected by identity theft but you think you are at risk due to a Iost or stolen purse or wallet questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft information for Taxpayers. Victims of identity theFt who are experiencing economic harm ar a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible far Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1 -877-777-4778 ar TTY/TDO 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use at email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identily theft.

The IRS does (not initiate contacts with taxpayers via emails. Also. the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, Forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov ar report them at www.ftc.gov/complaint. You can contact the FTC at www.fte.gov/idtheft or 877-IDTHEFT (677-433-4330). If you have beer, the victim of id-entity theft, see www.IdentityTheft.gov and Pub. 5027. Visit www.frs.gov/fdentftyT/ieJt to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest dividends, or certain other income paid to you; mortgage interest you paid: the acquisition or abandonment of secured property; the cancellation of debt or contributions you made to an IRA. Archer MSA, CH HSA. The person collecting this form uses the information on the form to file information returns with the IRS. reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions far use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406. payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

EXHIBIT H

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

WORLD VIEW ENTERPRISES OPERATING COMPANY LLC

This Amended and Restated Limited Liability Company Agreement of World View Enterprises Operating Company LLC, a limited liability company organized pursuant to the laws of Delaware (the “Company”), is entered into by and between the Company and World View Enterprises Inc. (f/k/a Leo Holdings Corp. II), a Delaware corporation, as the sole member (the “Member”) of the Company, amending and restating, in its entirety, the Limited Liability Company Agreement of the Company, dated as of January 9, 2023 (the “Existing Agreement”).

WHEREAS, an authorized representative of the Member executed and caused to be filed with the Secretary of State of the State of Delaware (the “State of Formation”) the Certificate of Formation (the “Certificate”) of the Company on January 9, 2023 (the “Formation Date”), in order to form a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as amended from time to time; and

WHEREAS, the Member hereto desires to enter into this Agreement to (i) amend and restate, in its entirety, the Existing Agreement and (ii) further to make the modifications hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows

ARTICLE I

DEFINITIONS

Certain defined terms used in this Agreement are set forth in Exhibit A.

ARTICLE II

ORGANIZATION

2.01 Continuation of the Company. The Member hereby continues the Company as a limited liability company pursuant to the provisions of this Agreement (which shall amend and restate, in its entirety, the Existing Agreement) in accordance with the Act. The rights and liability of the Member shall be as provided in the Act, except as otherwise expressly provided herein.

2.02 Name. All of the Company’s business shall be conducted under its name (as set forth above) or such other names that comply with applicable law as the Board (as defined below) may select from time to time.

2.03 Registered Office; Registered Agent. The registered agent of the Company shall be Corporation Trust Company and the registered office of the Company in the State of Delaware shall be at 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

2.04 Principal Office; Other Offices. The principal office of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of Formation. The initial principal office of the Company shall be as the Member shall designate from time to time.

2.05 Purposes. The purposes of the Company are to engage in any activity that limited liability companies may engage in under the Act.

2.06 Term. The Company commenced its existence on the Formation Date and shall have perpetual existence unless sooner terminated in accordance with the provisions of this Agreement.

2.07 Liability to Third Parties. The Member and the Board shall not be liable for the debts, obligations or liabilities of the Company, except to the extent required under the Act.

ARTICLE III

THE MEMBER; CAPITAL CONTRIBUTIONS

3.01 The Member; Initial Capital Contribution. The Member has executed this Agreement as of the date hereof and has made Capital Contributions to the Company as set forth in the records of the Company and the Member shall hold the amount of Membership Interests of the Company as set forth on Exhibit B attached hereto.

3.02 Additional Members; Additional Capital Contributions.

(a) The Member may admit additional members to the Company in its sole discretion and may require, as a condition of such admission, that such new member(s) enter into an operating agreement with the Member on such terms that the Member shall require.

(b) The Member shall not be obligated to make any additional Capital Contributions to the Company.

3.03 Return of Capital Contributions. Except as otherwise expressly provided herein, the Member shall not be entitled to the return of any part of its Capital Contributions or to be paid interest in respect of its Capital Contributions.

ARTICLE IV

PROFITS AND LOSSES

4.01 Profits and Losses. All profits and losses of the Company shall be allocated to the Member.

4.02 Distributions. Distributions of cash or property shall be made from the Company to the Member at such times as the Member may determine, subject to the Act and applicable law.

ARTICLE V

MANAGEMENT

5.01 Management of the Company.

(a) All management powers over the business and affairs of the Company shall be exclusively vested in a board of managers (the “Board”), and the Board shall conduct, direct and exercise full control over all activities of the Company. Each member of the Board is referred to herein as a “Manager.” The Managers shall be the “managers” of the Company for the purposes of the Act. The Board may act (i) through meetings and written consents pursuant to Section 5(d) of this Agreement and (ii) through any Person or Persons to whom authority and duties have been delegated pursuant to Section 8(e) of this Agreement.

(b) The Board shall initially consist of seven (7) Managers. Each Manager shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided. A Manager need not be a member or a resident of the State of Delaware.

(c) Any Manager position to be filled by reason of an increase in the number of Managers serving on the Board or by any other reason shall be filled by the Member. Any Manager may be removed by the Member at any time. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Notwithstanding the foregoing, any such vacancy shall automatically reduce the authorized number of Managers pro tanto, until such time as the Board or the Member shall have exercised their right to appoint a Manager to fill such vacancy, whereupon the authorized number of Managers shall be automatically increased pro tanto.

(d) Each Manager shall have one vote on all matters submitted to the Board (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). The affirmative vote of the Managers holding a majority of the votes of the Managers shall be the act of the Board. Meetings of the Board shall be held at the principal office of the Company or at such other place as may be determined by the Board. A majority of the Managers, present in person or through their duly authorized attorneys-in-fact, shall constitute a quorum at any meeting of the Board. Business may be conducted once a quorum is present. Regular meetings of the Board shall be held on such dates and at such times as shall be determined by the Board. Special meetings of the Board may be called by a majority of all of the Managers on at least 24 hours’ prior written (including by e-mail) notice to the other Managers, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Board at any meeting, however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Manager as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Board may be taken by vote of the Board at a meeting of the Managers thereof or by written consent (without a meeting, without notice and without a vote) so long as such consent is signed by at least the minimum number of Managers that would be necessary to authorize or take such action at a meeting of the Board in which all Managers were present. Prompt notice of the action so taken without a meeting shall be given to those Managers who have not consented in writing. Each meeting of the Board shall, at the request of any Manager, be held by conference telephone or similar communications equipment by means of which all individuals participating in the meeting can be heard.

(e) The Board may, from time to time, designate one or more persons to be officers of the Company. No officer need be a resident of the State of Delaware, a member or a Manager. Any officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular officers. Unless the Board otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Board. Each officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by any Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board whenever in the Board’s judgment the best interests of the Company shall be served thereby.

(f) Each Manager may at any time and from time to time engage in and own interests in other business ventures of any and every type and description, independently or with others (including ones in competition with the Company) with no obligation to offer to the Company the right to participate therein.

5.02 Liability of Parties. The Member, the Board, the officers of the Company and any officer, member, shareholder, director, employee, manager or agent of the Member or the Board, shall not be liable to the Company for (i) the performance of, or the omission to perform, any act or duty on behalf of the Company if, in good faith, the Member, the Board, or other such Person determined that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct, (ii) the termination of the Company and this Agreement pursuant to the terms hereof, and (iii) the performance of, or the omission to perform, any act on behalf of the Company in good faith reliance on advice of legal counsel, accountants or other professional advisors to the Company.

5.03 Indemnification; Exculpation.

(a) The Company hereby agrees to indemnify and hold harmless any person (each an “Indemnified Person”) to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person by reason of the fact that such person is or was a member of the Company, is or was serving as a Manager or officer of the Company or is or was serving at the request of the Company as an officer, director, principal, member, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided that (unless the Board otherwise consents) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s fraud, gross negligence or reckless or intentional misconduct. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. The Company may, by action of the Member, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of members, Managers and officers.

(b) Notwithstanding anything contained herein to the contrary, any indemnity by the Company shall be provided out of and to the extent of Company assets only, and the Member shall have no personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity of the Company.

(c) None of the Indemnified Persons shall be liable to the Member or the Company for mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action or inaction, or to the negligence, dishonesty, or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged, or retained with reasonable care. Any party entitled to relief hereunder may consult with legal counsel and accountants in respect of affairs of the Company and be fully protected and justified in any reasonable action or inaction that is taken in good faith in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this paragraph shall not be construed so as to relieve (or attempt to relieve) any person of any liability (i) for conduct which is grossly negligent, reckless, or intentionally wrongful or criminally unlawful, provided that such person had no reasonable cause to believe that his or its conduct was unlawful, or (ii) to the extent (but only to the extent) that such liability may not be waived, modified, or limited under applicable law.

(d) The right to indemnification and the advancement and payment of expenses conferred in this Section 5.03 shall not be exclusive of any other right which an Indemnified Person may have or hereafter acquire under any law (common or statutory), agreement, vote of the Member or otherwise.

5.04 Conflicts of Interest. Subject to the other express provisions of this Agreement, the Board, at any time and from time to time, may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company the right to participate therein. The Company may transact business with the Board or a party related to the Board.

ARTICLE VI

TRANSFER

6.01 Transfer.

(a) The Member may Transfer its Membership Interest either voluntarily or involuntarily by operation of law.

(b) Upon the Transfer by a Member of its entire Membership Interest, the transferee shall be admitted to the Company as a Member upon the completion of the assignment without further action (and all references in this Agreement to the “Member” shall thereafter refer to the transferee). The Member and the transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement (including this Article VI). The Member shall provide, if request by the Company, an opinion of counsel satisfactory to the Company to the effect that such Transfer will not violate any applicable securities laws regulating the transfer of securities or any of the provisions of any agreement to which the Company is a party.

(c) A Transfer (other than as a pledge, security interest or other lien) of part of a Member’s Membership Interest which results in more than one Member shall not be effective unless and until another operating agreement is entered into between or among all of the Persons who are to be Members.

6.02 Effect of Disposition. Following any permitted Transfer of the Member’s entire Membership Interest (other than a Transfer as a pledge, security interest or other lien), such Member shall cease to be a Member of the Company and shall have no further rights as a Member of the Company.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.01 Dissolution. The Company shall be automatically dissolved and its affairs shall be wound up on the first to occur of the following:

(a) at any time upon the written consent of the Member;

(b) the resignation, death, withdrawal, insanity, expulsion, bankruptcy or dissolution of the last remaining Member or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company; or

(c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

7.02 Liquidation.

(a) Upon a dissolution of the Company requiring the winding-up of its affairs, the Board shall wind up its affairs. The assets of the Company shall be sold within a reasonable period of time to the extent necessary to pay or provide for the payment of all debts and liabilities of the Company, and may be sold to the extent deemed practicable and prudent by the Board.

(b) The net assets of the Company remaining after satisfaction of all such debts and liabilities and the creation of any reserves under Subsection 7.02(d), shall be distributed to the Member, after giving effect to all contributions, distributions and allocations for all periods, including the period during which such liquidation occurs. Any property distributed in kind in the liquidation shall be valued at fair market value.

(c) Distributions to the Member pursuant to this Article VII shall be made by the end of the taxable year of the liquidation, or, if later, ninety (90) days after the date of such liquidation in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(g).

(d) The Member may withhold from distribution under this Section 7.02 such reserves which are required by applicable law and such other reserves for subsequent computation adjustments and for contingencies, including contingent liabilities relating to pending or anticipated litigation or to Internal Revenue Service examinations. Any amount withheld as a reserve shall reduce the amount payable under this Section 7.02 and shall be held in a segregated interest-bearing account (which may be commingled with similar accounts). The unused portion of any reserve shall be distributed with interest thereon pursuant to this Section 7.02 after the Member has determined that the need therefore shall have ceased.

ARTICLE VIII

GENERAL PROVISIONS

8.01 Notices. Except as expressly provided in this Agreement, all notices, consents, waivers, requests or other instruments or communications pursuant to this Agreement shall be deemed given, (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) addressed, in the case of the Company, to the Company at its principal place of business, and to the Member at the address set forth in the Company’s books and records. The Member may by notice to the Company specify any other address for the receipt of such notices, instruments or communications. Except as expressly provided in this Agreement any notice, instrument or other communication shall be deemed properly given when sent in the manner provided in this Section 8.01.

8.02 Interpretation.

(a) Article, section and subsection headings are not to be considered part of this Agreement, are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof.

(b) Use of the terms “herein,” “hereunder,” “hereof” and like terms shall be deemed to refer to this entire Agreement and not merely to the particular provision in which the term is contained, unless the context clearly indicates otherwise.

(c) Use of the word “including” or a like term shall be construed to mean “including but not limited to.”

(d) Exhibits and schedules to this Agreement are an integral part of this Agreement.

(e) Words importing a particular gender shall include every other gender and words importing the singular shall include the plural and vice-versa, unless the context clearly indicates otherwise.

(f) Any reference to a provision of the Act shall be construed to be a reference to any successor provision thereof.

8.03 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FORMATION, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE, CONSTRUCTION OR INTERPRETATION OF THIS AGREEMENT TO THE LAWS OF ANOTHER STATE.

8.04 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the Company, and its successors and assigns, and the Member and its heirs, personal representatives, successors and assigns.

8.05 Severability. Each item and provision of this Agreement is intended to be severable. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable for any reason whatsoever that term or provision shall be ineffectual and void and the validity of the remainder of this Agreement shall not be adversely affected thereby.

8.06 Entire Agreement. This Agreement (including the exhibits hereto) supersedes any and all other understandings and agreements, either oral or in writing, between the Member and the Company with respect to the Membership Interest and constitute the sole and only agreement between the Member and the Company with respect to the Membership Interest.

8.07 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written consent of the Board and the Company.

8.08 Counterparts. This Agreement may be executed in several counterparts, and as so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or to the same counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed and adopted this Agreement effective as of [●], 2023.

MEMBER:

WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

“Act” means the Limited Liability Company Act of the State of Formation and any successor statute, as amended from time to time.

“Agreement” means this Amended and Restated Limited Liability Company Agreement, as it may be amended and restated from time to time.

“Capital Contribution” means the amount of cash and the value of any property other than cash, as determined by the Member, contributed to the Company by the Member.

“Company” shall have the meaning set forth in the heading of this Agreement.

“Member” means the Person executing this Agreement as the Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any Person who has ceased to be a Member of the Company.

“Membership Interest” shall mean the interest of the Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise), allocations, information and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision or action of or by the Member granted by this Agreement or the Act.

“Person” means an individual, corporation, association, partnership, joint venture, limited liability company, estate, trust or any other legal entity.

“Transfer” shall mean, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, gift or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, give or otherwise dispose of.

EXHIBIT B

MEMBERSHIP INTERESTS

Member	% of Membership Interests of the Company
World View Enterprises Inc.	100%

Annex B

CERTIFICATE OF INCORPORATION OF

WORLD VIEW, INC.

ARTICLE I

The name of this corporation is World View, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, New Castle County, Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1 The total number of shares of all classes of capital stock that the Corporation has authority to issue is 1,000,000,000 shares, consisting of two (2) classes: 990,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and 10,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

1.2 Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 2. Preferred Stock

2.1 The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one (1) or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Section 3. Rights of Common Stock. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one (1) or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Common Stock shall have the right to one (1) vote per share of Common Stock held of record by such holder.

ARTICLE V

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided herein or required by law. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors of the Corporation are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board (as defined below) shall be fixed from time to time exclusively by resolution duly adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors of the board of directors of the Corporation whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three (3) classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effectiveness Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one (1) director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VI

Section 1. To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no current or former director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a current or former director, then the liability of such director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended. For purposes of this Article VI, references to “director” shall include, for the avoidance of doubt, any person who has served as a director of Leo Holdings III Corp., a Cayman Islands exempted company.

Section 2. The Corporation, to the fullest extent permitted by Section 145 of the General Corporation Law, shall indemnify, advance expenses and hold harmless all persons whom it may indemnify pursuant thereto (including current and former directors).

Section 3. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any right or protection of, or any limitation on the personal liability of, a current or former director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

Section 1. The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

Section 2. In the event that a member of the Board who is not an employee of the Corporation, or any partner, member, director, stockholder, employee or agent of such member, other than someone who is an employee of the Corporation (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board (a “Corporate Opportunity”), then the Corporation, pursuant to Section 122(17) of the DGCL and to the maximum extent permitted from time to time under Delaware law, (i) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE VIII

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Certificate of Incorporation (including without limitation, all portions of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XI

Section 1. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), and subject to Sections 1 and 2.1 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X, or this Section 1 of this Article XI (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Section 2. Notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of the holders of Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Common Stock, voting separately as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Sections 1.2, 2.2, 3 of Article IV or this Section 2 of Article XI.

* * *

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this ____ day of ___________, 2023.

ANNEX C

WORLD VIEW, INC.

(a Delaware corporation)

BYLAWS

As Adopted [●], 2023 and

As Effective [●], 2023

C-i

(continued)

C-ii

WORLD VIEW, INC.

(a Delaware corporation)

BYLAWS

As Adopted [●], 2023 and

As Effective [●], 2023

ARTICLE I

STOCKHOLDERS

1.1	Annual Meetings.

An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of World View, Inc. (the “Corporation”) shall fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication, in each case as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

1.2	Special Meetings.

Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (“CGCL”), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders only as set forth in Section 2.2.5 of these Bylaws.

1.3	Notice of Meetings.

Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting. In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

1.4	Adjournments.

The chairperson of the meeting (as determined by Section 1.6) shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the stockholders may transact any business that might have been transacted by them at the original meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any previously scheduled special or annual meeting of stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

1.5	Quorum.

Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.6	Organization.

Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in the absence of such person, by a Vice President. Such person shall be the chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

1.7	Voting; Proxies.

Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation (a) a revocation of the proxy or (b) a new proxy bearing a later date and explicitly revoking such prior proxy. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two (2) or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person, by remote communication, if applicable, or represented by proxy at the meeting voting for or against such matter).

1.8	Fixing Date for Determination of Stockholders of Record.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.9	List of Stockholders Entitled to Vote.

The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.10	Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one (1) or more inspectors of election to act at the meeting or the adjournment thereof and make a written report thereof. The Corporation may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one (1) or more inspectors to act at the meeting.

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election so appointed or designated shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting, and their count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. No person who is a candidate for an office at an election may serve as an inspector at such election.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting or the adjournment thereof shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

1.11	Notice of Stockholder Business; Nominations.

1.11.1 Annual Meeting of Stockholders.

(a) Nominations of persons for election to the Board and the proposal of any other business to be considered by the stockholders may be made at an annual meeting of stockholders, or any special meeting of stockholders called for such purpose only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11, and at the time of such meeting (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.11 to make such nominations or propose business before an annual meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.11.1(a) of these Bylaws:

(i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11;

(ii) such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action under applicable law;

(iii) if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.11, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.11.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the closing of the Transaction (as defined below), for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of these Bylaws); provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the

Corporation. In no event shall an adjournment or postponement of an annual or special meeting for which notice has been given commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(x) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i) the name, age, business address and residence address of such person;

(ii) the principal occupation or employment of such person (present and for the past five years);

(iii) the class, series and number of any shares of capital stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.11.3(c));

(iv) the date or dates such shares of capital stock of the Corporation were acquired and the investment intent of such acquisition;

(v) all other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if a contested election is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.11 and to serving as a director if elected); and

(vi) whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Common Stock is primarily traded.

(y) as to any other business that the Record Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(z) as to the Proposing Person giving the notice:

(i) the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii) the class or series and number of shares of capital stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii) whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement, as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including, without limitation, whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation;

(iv) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(v) any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vi) are referred to as “Disclosable Interests”). For purposes hereof, “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(vii) such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.11;

(viii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.11.3(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(ix) as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(x) a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and will continue to be a holder of record of the Corporation entitled to vote at such meeting through such date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xi) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the

Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees and/or to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 under the Exchange Act (an affirmative statement of such intent being a “Solicitation Notice”); and

(xii) any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.11 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the close of business on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, the close of business on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(c) Notwithstanding anything in the second sentence of Section 1.11.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d) Notwithstanding anything in Section 1.11 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.11.2 Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.11.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

1.11.3 General.

(a) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or any other applicable federal or state securities law with respect to that stockholder’s request to include proposals in the Corporation’s proxy statement or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c) For purposes of this Section 1.11 the following definitions shall apply:

(A) a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B) “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(C) “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(D) “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(E) to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified Representative or (z) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as the secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II

BOARD OF DIRECTORS

2.1	Number; Qualifications.

The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

2.2	Election; Resignation; Removal; Vacancies.

2.2.1 Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal.

2.2.2 Any director may resign at any time by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, President or the Secretary of the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law; provided, however, that during such time or times that the Corporation is subject to Section 2115(b) of the CGCL, the entire Board or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, further, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.

2.2.3 Except as otherwise provided by law, all vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, all directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.

2.2.4 No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled, unless, at the time of the election, the Corporation is subject to Section 2115(b) of the CGCL. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

2.2.5 At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then (i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or (ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL. The term of office of any director shall terminate upon that election of a successor. In order to be valid, a request to call a special meeting pursuant to Section 2.2.5(i), shall be in writing, shall specify the nominees that such stockholder (or stockholders) proposes to nominate at the special meeting and shall be addressed to the attention of the Chairman of the Board of Directors, President, Vice President or Secretary of the Corporation.

2.3	Regular Meetings.

Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board but a copy of every resolution fixing or changing the time or place of regular meetings shall be mailed to every director at least five (5) days before the first meeting held in pursuance thereof.

2.4	Special Meetings.

Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, or President, the Lead Independent Director or by resolution adopted by a majority of the Whole Board and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

2.5	Remote Meetings Permitted.

Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

2.6	Quorum; Vote Required for Action.

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

2.7	Organization.

Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

2.8	Unanimous Action by Directors in Lieu of a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.9	Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

2.10	Compensation of Directors.

Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and reimbursement of expenses and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

ARTICLE III

COMMITTEES

3.1	Committees.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

3.2	Committee Rules.

Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV

OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

4.1	Generally.

The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one (1) or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board. Such officers shall have the authority and duties delegated to each of them, respectively, by these Bylaws or the Board of Directors from time to time. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

4.2	Chief Executive Officer.

Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) subject to Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as the Chief Executive Officer shall deem proper;

(d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and

(e) to sign certificates for shares of stock of the Corporation (if any);

(f) and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer.

4.3	Chairperson of the Board.

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

4.4	Lead Independent Director.

The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

4.5	President.

The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one (1) individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

4.6	Vice President.

Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to such Vice President by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

4.7	Chief Financial Officer.

The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board may from time to time prescribe.

4.8	Treasurer.

The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.9	Secretary.

The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.10	Delegation of Authority.

The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

4.11	Removal.

Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. The election or appointment of an officer shall not of itself create contract rights.

ARTICLE V

STOCK

5.1	Certificates; Uncertificated Shares.

The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board, Vice Chairperson of the Board, Chief Executive Officer, President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. With respect to all uncertificated shares, the name of the holder of record of such uncertificated shares represented, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

5.2	Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

5.3	Other Regulations.

Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

5.4	Lock-up.

5.4.1 Subject to Section 5.4.3, the holders (the “Current Holders”) of (i) Common Stock issued as the “Per Share Merger Consideration” pursuant to the “Merger”, each as defined in the Agreement and Plan of Merger, entered into on January 12, 2023, by and among (1) Leo Holdings Corp. II, a Cayman Islands exempted company (“Sponsor”), (2) Glimpse Merger Sub, Inc., a Delaware corporation, (3) Glimpse Merger Sub II, LLC, a Delaware limited liability company, and (4) World View, Inc., a Delaware corporation (as amended, the “Merger Agreement”); (ii) shares of Common Stock issued to directors, officers and employees of the Corporation or its subsidiaries upon the exercise of Assumed Options (as defined in the Merger Agreement) or in connection with the settlement of Parent RSUs (as defined in the Merger Agreement) issued in connection with the assumption of Company RSUs (as defined in the Merger Agreement); and (iii) shares of Common Stock issued on exercise or conversion of Assumed Warrants (as defined in the Merger Agreement) or any other securities convertible into or exchangeable or exercisable for Common Stock, which holders include, for the avoidance of doubt, the Holders’ Lock-up Transferees and direct or indirect Lock-up Transferees of any such holders (collectively, the “Additional Holders”, and together with the Current Holders, the “Holders”) may not Transfer, or make a public announcement of any intention to effect such Transfer of, any Lock-Up Shares (as defined below) Beneficially Owned (as defined below) or otherwise held by the Holder during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 5.4.3. Notwithstanding anything to the contrary in the foregoing or else herein, the term “Holder” shall not include any lender (or its successors or assigns) to whom shares of Common Stock are pledged (collectively, the “Pledged Shares”) upon transfer of such Pledged Shares to such entity or person following a foreclosure or exercise of other remedies by such lender under the applicable loan or other agreement.

5.4.2 During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Section 5.4 shall be null and void, and the Corporation shall refuse to recognize any such Transfer for any purpose.

5.4.3 Notwithstanding the provisions set forth in Section 5.4.1, a Holder may Transfer, without the consent of the Corporation, any of its Lock-Up Shares (a) to any of its Permitted Transferees, upon written notice to the Corporation or (b) (i) to a bona fide charitable organization, upon written notice to the Corporation; (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iii) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree, or separation agreement; (iv) in the case of an entity, by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; (v) pursuant to transactions of the Corporation Shares or other securities convertible into or exercisable or exchangeable for the Corporation Shares acquired in open market transactions after the Closing; (vi) to the Corporation pursuant to the exercise of any options or warrants to purchase the Corporation Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); (vii) to the Corporation upon the conversion of convertible notes to acquire the Corporation shares (which conversions may be effected on a cashless basis); (viii) to the Corporation in connection with the vesting and settlement of restricted stock units, restricted stock or other rights to acquire shares in the Corporation; (ix) to the Corporation to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements, but only to the extent permitted pursuant to the terms of the Corporation’s equity incentive plans; (x) to satisfy tax obligations upon exercise or settlement of options, restricted stock units, or restricted stock; (xi) to the Corporation pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Corporation or the Corporation or forfeiture of the Holder’s shares in the Corporation or the Corporation or other securities convertible into or exercisable or exchangeable for shares in the Corporation or the Corporation in connection with the termination of the Holder’s service to the Corporation or the Corporation; (xii) pursuant to the entry, by the Holder, at any time after the Closing, into any trading plan providing for the sale of the Corporation Shares by the Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any the Corporation Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; (xiii) pursuant to Transfers of the Corporation Shares acquired by the Holder in the PIPE Financing (as defined in the Merger Agreement); (xiv) pursuant to transactions solely to satisfy any U.S. federal, state, or local income tax obligations of the Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Transactions from qualifying as a “reorganization” pursuant to Section 368 or Section 351 of the Code (and the Transactions do not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes) solely to the extent that such income tax obligations are actually due and required to be paid prior to the expiration of the Lock-Up Period; and (xv) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (a), clauses (b)(i)-(iv), clause (b)(ix) or clause (b)(xi) above to any party other than the Corporation, (x) the restrictions and obligations contained in this Section 5.4 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Section 5.4, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee. To the extent a Transfer of Lock-Up Shares is made during the Lock-Up Period with the prior consent of the Corporation (which shall not include any Transfers permitted without the consent of the Corporation pursuant to clauses (a) or (b) of this Section 5.4), such consent shall also apply to a proportionate number of (i) Lock-Up Shares or other securities of the Corporation owned by Holders party to a Lock-Up Agreement entered in connection with the Merger Agreement and (ii) shares of the Corporation subject to the Lock-Up (as defined in the Letter Agreement, dated January 7, 2021 by and among the Corporation and the other parties thereto); provided that the proportionate release in this sentence shall not apply to any prior consent of the Corporation made in connection with any underwritten public offering so long as each Holder, to the extent such Holder has a contractual right to demand or require the registration of such Holder’s Common Stock in a public offering or otherwise “piggyback” on a registered public offering by the Corporation, is offered an opportunity to participate on a basis consistent with such contractual rights in such public offering. Sponsor is an intended third-party beneficiary of this Section 5.4, and during the Lock-Up Period, this Section 5.4 may not be amended, modified, waived, altered or supplemented without the prior written consent of Sponsor.

5.4.4 For purpose of this Section 5.4:

(i) the term “Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act; provided, that, a Transfer with respect to any Equity Securities shall, for purposes of this Agreement, mean that the Transferor no longer Beneficially Owns such Equity Securities (except, for the avoidance of doubt, for any Transfer to Permitted Transferees or with respect to pledges or encumbrances which do not Transfer economic risk). “Beneficially Owns,” “Beneficially Owned,” and “Beneficial Ownership” shall have correlative meanings.

(ii) the term “Equity Securities” means, with respect to any person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such person, all of the warrants, options or other rights for the purchase or acquisition from such person of shares of capital stock or equity of (or other ownership or profit interests in) such person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such person or warrants, rights or options for the purchase or acquisition from such person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such person (including partnership or member interests therein), whether voting or nonvoting.

(iii) the “Family Member” means, with respect to any person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such person or any trust created for the benefit of such person or of which any of the foregoing is a beneficiary.

(iv) the term “Lock-Up Agreement” means any agreement entered into in connection with the Merger Agreement restricting the transfer of Lock-Up Shares during the Lock-Up Period;

(v) the term “Lock-Up Shares” means shares of Common Stock Beneficially Owned by a Current Holder or any other securities so owned convertible into or exercisable or exchangeable for Common Stock of the Corporation immediately following the closing of the Merger (other than Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act, as amended, pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the closing of the Merger); provided, that, for clarity, Common Stock issued in connection with the PIPE Financing (as defined in the Merger Agreement) shall not constitute Lock-Up Shares;

(vi) the term “Lock-Up Period” means the period commencing on the Closing Date and ending on the date that is the one hundred and eighty (180) days after the Closing Date;

(vii) the term “Lock-Up Shares” means, collectively, (i) Common Stock held by a Holder as of the Closing Date and (ii) any Equity Securities of the Corporation issued to the Holder by the Corporation subsequent to the Closing Date and prior to the expiration of the Lock-Up Period;

(viii) the term “Lock-up Transferees” means, prior to the expiration of the Lock-Up Period, any person or entity to whom a Holder is permitted to Transfer securities prior to the expiration of the Lock-Up Period pursuant to Section 5.4.3;

(ix) the term “Permitted Transferees” means with respect to any person, (a) any Family Member of such person and (b) any affiliate of such person (including any partner, limited partner, stockholder, shareholder, member controlling or under common control with such member and affiliated investment fund or vehicle) of such person, but excluding any affiliate under this clause (b) who operates or engages in a business which competes with the business of the Corporation or its subsidiaries and any portfolio company;

(x) the term “Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hedge, encumbrance, or hypothecation or other disposition (whether by operation of law or otherwise), contract or legally binding agreement to undertake any of the foregoing, by the Transferor and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges, hedges, encumbers or hypothecates or otherwise disposes of (whether by operation of law or otherwise), contracts or agrees (in a legally binding manner) to do any of the foregoing, including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

ARTICLE VI

INDEMNIFICATION

6.1	Indemnification of Officers and Directors.

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

6.2	Advance of Expenses.

Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay on a current and as-incurred basis all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

6.3	Non-Exclusivity of Rights.

The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

6.4	Indemnification Contracts.

The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

6.5	Right of Indemnitee to Bring Suit.

The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

6.6	Nature of Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

6.7	Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII

NOTICES

7.1	Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws, by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2	Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII

MISCELLANEOUS

8.1	Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board.

8.2	Seal.

The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

8.3	Form of Records.

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device or method, electronic or otherwise, provided, that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

8.4	Reliance Upon Books and Records.

A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

8.5	Certificate of Incorporation Governs.

In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.6	Severability.

If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

8.7	Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE IX

AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

*        *        *        *        *

CERTIFICATION OF BYLAWS

OF

WORLD VIEW, INC.

(a Delaware corporation)

I, [______], certify that I am the [Secretary] of World View, Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [●], 2023
[ ]
[Secretary]

Annex D

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [_____], 2023 by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the other parties hereto identified as an “Investor” on the signature pages and Schedule A hereto (together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder” or an “Investor” and collectively the “Holders” or “Investors”).

WHEREAS, the Company, Glimpse Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, Glimpse Merger Sub II, LLC, a Delaware limited liability company and wholly owned Subsidiary of the Company, and World View Enterprises Inc., a Delaware corporation, have entered into that certain Agreement and Plan of Merger, dated as of January 12, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”). Pursuant to the transactions contemplated by the Business Combination Agreement, the Company will domesticate as a Delaware corporation and, as a result, certain of the Investors designated as Original Investors on Schedule A hereto (the “Original Investors”) will hold (i) common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, certain of the Investors designated as New Investors on Schedule A hereto (the “New Investors”) are receiving, among other things, newly issued shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, the Company and certain of the Original Investors are parties to that certain Registration and Shareholder Rights Agreement, dated as of January 12, 2021 (the “Prior Agreement”);

WHEREAS, pursuant to Section 6.7 of the Prior Agreement, the provisions, covenants and conditions of the Prior Agreement may be amended or modified by the consent of the Company and the Original Investors holding at least sixty-six and two-thirds percent (66 2/3%) of the Registrable Securities (as defined in the Prior Agreement) at the time in question;

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and amend and restate in its entirety the Prior Agreement with this Agreement to provide for certain rights and obligations included herein and to include the recipients of the Business Combination Shares identified herein as parties to this Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Actions” means actions, suits, litigations, arbitrations, mediations, claims, charges, complaints, inquiries, proceedings, hearings, audits, investigations or reviews by or before any Governmental Entity.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” is defined in the preamble to this Agreement.

“Block Trade” means any non-marketed and non-underwritten offering or sale taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction effected pursuant to a Registration Statement without substantial marketing efforts prior to such sales.

“Board” is defined in Section 3.1.1.

“Business Combination” is defined in the preamble to this Agreement.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Combination Shares” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” is defined in the preamble to this Agreement.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Governmental Entity” means any federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, court, instrumentality, tribunal, arbitrator, legislative body, authority, body, program, plan, office, board, rate setting agency, bureau, division, official or instrumentality, or commission or other governmental authority or agency, or arbitral body (public or private), in the United States or in a foreign jurisdiction and including any contractors of a Governmental Entity, department or agency as authorized by law, and acting pursuant to the terms and conditions of any such contract.

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“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Joinder” is defined in Section 6.2.

“Legal Dispute” means any Action among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document or any of the transaction contemplated hereby or thereby.

“Maximum Number of Shares” is defined in Section 2.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or prospectus (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

“New Investors” is defined in the preamble to this Agreement.

“New Registration Statement” is defined in Section 2.2.1.

“Original Investors” is defined in the preamble to this Agreement.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in an Investor; (v) any affiliate of an Investor or the immediate family of such affiliate or (vi) any affiliate of an immediate family of the Investor.

“Piggy-Back Registration” is defined in Section 2.4.1.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.3.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

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“Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) all shares of Common Stock held by the Original Investors as of immediately following the closing of the Business Combination, (ii) all Warrants held by the Original Investors as of immediately following the closing of the Business Combination, (iii) all shares of Common Stock issued or issuable upon the exercise of any Warrants referred to in clause (ii), (iv) all shares of Common Stock held by the New Investors as of immediately following the closing of the Business Combination and (v) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i), (ii), (iii) or (iv) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Investor. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates or book entry provisions for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) other than with respect to securities held by the Sponsor (but not any transferees, including Permitted Transferees), such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume); and (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration Statement” means a registration statement filed by the Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“SEC Guidance” is defined in Section 2.2.1.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” means Leo Investors II Limited Partnership, a Cayman Islands exempted limited partnership.

“Subscription Agreements” is defined in the preamble to this Agreement.

“Subsequent Shelf Registration Statement” is defined in Section 2.1.10.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

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“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities (including an underwritten block trade or bought deal) pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” is defined in the preamble to this Agreement.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than twenty (20) Business Days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Investors of all of the Registrable Securities then held by such Investors (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective within sixty (60) Business Days from the Closing Date, or as soon as practicable thereafter, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1 or Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, relevant Compliance and Disclosure Interpretations. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a

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determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1 or Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.2 Notification and Distribution of Materials. The Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus, or prospectus supplement pursuant to this Section 2, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary and customary about the Holder to include such Holder’s Registrable Securities in such Registration Statement, Demand Registration, Underwritten Takedown or Block Trade, as applicable. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information together with any other reasonably requested and customary agreements or certificates, at least two (2) Business Days prior to the first anticipated filing date of a Registration Statement, prospectus or prospectus supplement, as applicable, pursuant to this Section 2.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4 Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Investor in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.5 Underwritten Takedown. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $15,000,000 (such amount of Registrable Securities (the “Minimum Amount”)) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least five (5) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

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(i) subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under Section 2.1.5, and

(ii) subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any holders of Registrable Securities have requested the Company to offer by request received by the Company within three (3) days after such holders receive the Company’s notice of the Underwritten Takedown notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a) Promptly after the expiration of the two-Business Day-period referred to in Section 2.1.5(ii), the Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b) The Company shall only be required to effectuate one Underwritten Takedown (not including Block Trades) pursuant to this Agreement requested by each of (i) the Sponsor and (ii) the New Investors (acting collectively) within any six-month period.

(iii) Notwithstanding the foregoing, the Original Investors may request to sell their Registrable Securities in an Underwritten Takedown yielding less than the Minimum Amount to the extent that such request comprises all of the remaining Registrable Securities held by the Original Investors.

2.1.6 Block Trade. If the Company shall receive a request from the holders of Registrable Securities with bona fide anticipated gross proceeds of at least $10,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request.

2.1.7 Withdrawal. Holders of a majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, whereby upon receiving such notice the Company shall have a right to abandon the Underwritten Takedown and, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of Section 2.1.5(b) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this Section 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.1.7.

2.1.8 Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in

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customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Underwritten Takedown.

2.1.9 Underwritten Takedowns (but not Block Trades) effected pursuant to this Section 2.1 shall be counted as Demand Registrations (including Underwritten Demand Registrations) effected pursuant to Section 2.2.

2.1.10 If the Resale Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Resale Shelf Registration Statement to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Resale Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Resale Shelf Registration Statement or file an additional registration statement (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities included on such Resale Shelf Registration Statement, and pursuant to any method or combination of methods legally available to, and requested by, any Investor. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included thereon. Any such Subsequent Shelf Registration Statement shall be on Form S-1 or S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. In the event that any Investor at any time holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of an Investor shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Resale Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Resale Shelf Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time, subject to compliance by the Investors with Section 3.4, and provided that there is not an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, (i) the Sponsor or (ii) Investors who hold a majority of the Registrable Securities held by all Investors may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration.” Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include

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all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within twenty (20) calendar days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated pursuant to this Agreement to effect (x) more than one (1) Demand Registration by each of the (i) the Sponsor and (ii) the New Investors (acting collectively) during any six-month period or (y) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling stockholders of an amount at least equal to the Minimum Amount.

2.2.4 Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, whereby upon receiving such notice the Company shall have a right to abandon the Demand Registration and, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of Section 2.2.1 unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Sections 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.2.4, other than if a holder elects to pay such Registration Expenses pursuant to this Section 2.2.4.

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2.3 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters for an underwritten offering conducted pursuant to this Agreement (but not, for the avoidance of doubt, an offering conducted pursuant to Section 2.4) advise the Company and the Investors requesting to include Registrable Securities in such underwritten offering in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Investors have requested to include in such underwritten offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other equityholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of securities that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities requested to be included by Investors pursuant to this Agreement (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the securities of the Company that the Company desires to sell for its own account; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.4 Piggy-Back Registration.

2.4.1 Piggy-Back Rights. If at any time, subject to compliance by the Investors with Section 3.4, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for equityholders of the Company for their account (other than, for the avoidance of doubt, pursuant to Sections 2.1 or 2.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an “at-the-market” offering of the Company’s securities, (vi) for equity line of credit transactions or related forward-purchase offerings or other offerings conducted pursuant to Rule 415 under the Securities Act entered into in connection with the consummation of the Business Combination, or (vii) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than five (5) calendar days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within three (3) calendar days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into

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an underwriting agreement in customary form with the Underwriter or Underwriters selected by the Company for such Piggy-Back Registration; provided that no holder participating in a Piggy-Back Registration shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements reasonably required by such Underwriters customarily included in underwriting agreements for offerings similar to such Piggy-Back Registration.

2.4.2 Reduction of Piggy-Back Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities that have requested to participate in such Piggy-Back Registration in writing that the dollar amount or number of securities of the Company which the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.4, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(i) If the registration is undertaken for the Company’s account: (A) first, the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons, other than pursuant to this Agreement, and that can be sold without exceeding the Maximum Number of Shares;

(ii) If the registration is undertaken by holders of the Company’s securities as a demand pursuant to contractual rights with the Company, other than this Agreement, (A) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities, as to which registration has been requested pursuant to the terms of this Agreement, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the securities of the Company for the account of any other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, other than this Agreement, that can be sold without exceeding the Maximum Number of Shares.

2.4.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

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3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use commercially reasonable efforts to prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) calendar days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration (whether under this Agreement) to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Board”), it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”). The Company shall include in the description of the plan of distribution for any Registration Statement or prospectus that the Holders may elect to make an in-kind distribution of Registrable Securities to its members, partners or securityholders pursuant to such Registration Statement and, to the extent that such members, partners or securityholders are not affiliates of the Company (as defined in Rule 144 under the Securities Act), such members, partners or securityholders will thereby receive freely tradeable securities pursuant to such Registration Statement or prospectus.

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if

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entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, excluding documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such underwritten offering, and the representations, warranties and covenants of the holders of Registrable Securities included in such underwritten offering in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7 Comfort Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and, if addressed to the participating holders, reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to Block Trades.

3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in

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respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and, if addressed to the participating holders, reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to Block Trades.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company (if different from the principal financial officer) and all other officers and members of the management of the Company shall reasonably cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) which exceeds $35,000,000, the Company shall use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.14 Listing. The Company shall use commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of written notice from the Company that a Registration Statement or prospectus contains, in the Company’s good faith opinion, a Misstatement, each of the Investors shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement or prospectus (but not, for the avoidance of doubt pursuant to any exemption from registration) until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration (including any Demand

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Registration, Underwritten Takedown or Block Trade) at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Investors, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) consecutive calendar days or ninety (90) calendar days in any consecutive 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Investors agree to suspend, immediately upon their receipt of the notice referred to above, their use of the prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Investors of the expiration of any period during which it exercised its rights under this Section 3.2. The Holders agree that, except as required by applicable law, the Holders shall treat as confidential the receipt of written notice from the Company under this Section 3.2 (provided that in no event shall such notice contain any material nonpublic information of the Company) and shall not disclose or use the information contained in such written notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of this Agreement.

3.3 Registration Expenses. Subject to Section 2.1.7 and Section 2.2.4, the Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.5, any Block Trade pursuant to Section 2.1.6 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.4.1, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.14; (vii) Financial Industry Regulatory Authority, Inc. fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration (including the expenses or costs associated with any opinions or comfort letters requested pursuant to Sections 3.1.7 and 3.1.8); and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration not to exceed $100,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account. Additionally, in an underwritten offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall promptly provide such information and affidavits as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

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3.5 Other Obligations. At any time and from time to time in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause clause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement filed pursuant to this Agreement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M)

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or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and/or 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above in Section 4.4.1, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants that it shall (i) file (or obtain extensions in respect thereof and file within the applicable grace period) any reports required to be filed by it after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act and to promptly furnish such Holders with true and complete copies of all such filings (which shall include providing notice that such filings are available on the SEC’s website at www.sec.gov or the Company’s website within two days of such filing), and (ii) take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement of a duly authorized officer as to whether the Company has complied with such information requirements, and, if not, the specific reasons for non-compliance. Any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 5.1.

5.2 In connection with a Resale Shelf Registration Statement or other applicable Registration Statement, the Company shall, if requested by an Investor, take commercially reasonable efforts to (i) cause the removal of any restrictive legend related to compliance with the federal securities laws set forth on the Registrable Securities, (ii) cause its legal counsel to deliver to the transfer agent a customary instruction letter or opinion, if required by the transfer agent, in connection with removal of such restrictive legend, and (iii) issue Registrable Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Investor’s option, as soon as practicable following such request. The Company’s obligation to remove legends under this Section 5.2 may be conditioned upon the Investor providing such representations, agreements and documentation as are reasonably necessary, customarily required, or reasonably requested, in connection with the removal of federal securities laws restrictive legends.

6. MISCELLANEOUS.

6.1 Other Registration Rights and Arrangements. Other than with respect to any subscription agreements for the PIPE Financing (as defined in the Business Combination Agreement), the Company represents and warrants that no person, other than a holder of the Registrable Securities, has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include

18

the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Prior Agreement, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. For the avoidance of doubt, any subscription agreements for the PIPE Financing shall not be deemed inconsistent with or to violate this Agreement.

6.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated, in whole or in part, by such holder of Registrable Securities in conjunction with and to the extent of any transfer of any Registrable Security by any such holder to a Permitted Transferee(s); provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) Business Days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the Permitted Transferee, and the number of Registrable Securities so transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2.

6.3 Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.4 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement (or, with respect to the Sponsor, the third anniversary of the expiration of the lock-up restrictions set forth in Section 1.1 in that certain Sponsor Agreement, dated as of January 11, 2023, by and among the Sponsor, the Company, Leo Holdings Corp. II and the other parties thereto) or (ii) the date as of which there shall be no Registrable Securities outstanding; provided that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the date that such Investor no longer holds Registrable Securities.

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6.5 Notices. All notices, requests, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by e-mail, (b) on the next Business Day when sent by overnight courier or (c) on the second (2nd) succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Company:

World View Enterprises Inc.

1805 E. Aerospace Pkwy

Tucson, AZ 85756 USA

Attn:    Ryan Hartman

E-mail: rhartman@worldview.space

with a copy to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attn:    Alex Kassai

            Milson Yu

E-mail: akassai@cooley.com

            myu@cooley.com

If to an Original Investor:

c/o [________]

[________]

[________]

Attn: [________]

Email: [________]

Fax: [________]

with copies to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn:    Christian O. Nagler

            Peter Seligson

Email: cnagler@kirkland.com

            peter.seligson@kirkland.com

Fax:    (212) 446-4900

and:

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Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067

Attn:    Damon R. Fisher, P.C.

            Eric Y. Cohen

Email: dfisher@kirkland.com

            eric.cohen@kirkland.com

Fax:    (310) 552-5900

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

All such notices, requests, demands, waivers and other communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

6.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

6.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

6.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, including without limitation, the Prior Agreement. Each party acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto).

6.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Actions related hereto), including matters of validity, construction, effect, performance and remedies.

6.10 Consent to Jurisdiction; Etc.. Each party hereby agrees, and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees, that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an

21

inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 6.10 is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereby waives, and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such Action may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such Action is brought in an inconvenient forum, or (e) the venue of such Action is improper. A final judgment in any Action described in this Section 6.10 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws.

6.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY UNCONDITIONALLY WAIVES, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
WORLD VIEW ENTERPRISES INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

NEW INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

ORIGINAL INVESTOR:
[ ]

By:
Name:
Title:

[ ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT A

Joinder

This Joinder (“Joinder”) is executed on ________, 20__, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement dated as of [•], 2023 (the “Agreement”), by and among World View Enterprises Inc., a Delaware corporation (formerly known as Leo Holdings Corp. II, a Cayman Islands exempted company) (including any of its successors or assigns, the “Company”), and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	COMPANY

By:	By:

Address:

SCHEDULE A

ORIGINAL INVESTORS:

•	Leo Investors II Limited Partnership

•	Lori Bush

•	Mary E. Minnick

•	Naveen Agarwal

•	Scott Flanders

•	Imran Khan

•	Mark Masinter

•	Scott McNealy

NEW INVESTORS:

•	[•]

•	[•]

•	[•]

•	[•]

•	[•]

•	[•]

•	[•]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description of Exhibit

2.1*†	Agreement and Plan of Merger, dated as of January 12, 2023, by and among Leo Holdings Corp. II, Glimpse Merger Sub, Inc., Glimpse Merger Sub II, LLC, and World View Enterprises Inc. (included as Annex A to the proxy statement/prospectus).

3.1*	Amended and Restated Memorandum and Articles of Association of Leo Holdings Corp. II. (incorporated by reference to Exhibit 3.1 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2021).

3.2*	Amendment to Amended Restated Memorandum and Articles of Association of Leo Holdings Corp. II. (incorporated by reference to Exhibit 3.1 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2023).

3.3*	Form of Certificate of Incorporation of World View, Inc., to become effective upon Domestication (included as Annex B to the proxy statement/prospectus).

3.4*	Form of Bylaws of World View, Inc., to become effective upon Domestication (included as Annex C to the proxy statement/prospectus).

4.1*	Specimen Unit Certificate of Leo Holdings Corp. II (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to Leo Holdings Corp. II’s Registration Statement on Form S-1, filed on January 6, 2021).

4.2*	Specimen Class A Ordinary Share Certificate of Leo Holdings Corp. II (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to Leo Holdings Corp. II’s Registration Statement on Form S-1, filed on January 6, 2021).

Exhibit Number	Description of Exhibit

4.3*	Specimen Warrant Certificate of Leo Holdings Corp. II (incorporated by reference to Exhibit 4.3 to Amendment No. 3 to Leo Holdings Corp. II’s Registration Statement on Form S-1, filed on January 6, 2021).

4.4*	Warrant Agreement, dated January 12, 2021, by and between Leo Holdings Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2021).

4.5*	Specimen Common Stock Certificate of World View, Inc.

4.6*	Form of Certificate of Corporate Domestication of Leo Holdings Corp. II to be filed with the Secretary of State of Delaware.

5.1***	Legal opinion of Kirkland & Ellis LLP.

8.1***	Tax opinion of Kirkland & Ellis LLP.

10.1*	Sponsor Agreement, dated January 12, 2023, by and among Leo Holdings Corp. II, World View Enterprises Inc., Leo Investors II Limited Partnership and other parties thereto (incorporated by reference to Exhibit 10.1 to Leo Holdings Corp. II’s Current Report on 8-K filed on January 13, 2023).

10.2*	Form of Amended and Restated Registration Rights Agreement (attached as Annex D to the proxy statement/prospectus).

10.3*	Support Agreement, dated January 12, 2023, by and between Leo Holdings Corp. II, World View Enterprises Inc. and other parties thereto (incorporated by reference to Exhibit 10.3 to Leo Holdings Corp. II’s Current Report on 8-K filed on January 13, 2023).

10.4*	Promissory Note, dated January 12, 2023, by and between Leo Holdings Corp. II and Leo Investors II Limited Partnership (incorporated by reference to Exhibit 10.4 to Leo Holdings Corp. II’s Current Report on 8-K filed on January 13, 2023).

10.5***	Form of New World View 2023 Equity Incentive Plan (included as Annex E to the proxy statement/prospectus).

10.6***	Form of New World View 2023 Employee Stock Purchase Plan (included as Annex F to the proxy statement/prospectus).

10.7*	Administrative Services Agreement, dated January 12, 2021, by and between Leo Holdings Corp. II and Leo Investors II Limited Partnership (incorporated by reference to Exhibit 10.5 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2021).

10.8*	Private Placement Warrant Purchase Agreement, dated January 7, 2021, by and between Leo Holdings Corp. II and Leo Investors II Limited Partnership (incorporated by reference to Exhibit 10.1 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2021).

10.9*	Investment Management Trust Account Agreement, dated as of January 12, 2021, by and between Leo Holdings Corp. II and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2021).

10.10*	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.4 to Leo Holdings Corp. II’s Registration Statement on Form S-1, filed on January 6, 2021).

10.11*	Securities Subscription Agreement, dated as of September 9 2020, by and between Leo Holdings Corp. II and Leo Investors II Limited Partnership (incorporated by reference to Exhibit 10.7 to Leo Holdings Corp. II’s Registration Statement on Form S-1, filed on January 6, 2021).

Exhibit Number	Description of Exhibit

10.12*	Letter Agreement between Leo Holdings Corp. II, Leo Investors II Limited Partnership and each director and executive officer of the Leo Holdings Corp. II (incorporated by reference to Exhibit 10.4 to Leo Holdings Corp. II’s Current Report on Form 8-K, filed on January 13, 2021).

10.13*§	Lease Agreement, dated January 12, 2023, by and between Pima County and World View Enterprises Inc.

10.14*	World View Enterprises Inc. Amended and Restated 2014 Equity Incentive Plan.

10.15*	Form of Stock Option Grant Notice Agreement under the World View Enterprises Inc. Amended and Restated 2014 Equity Incentive Plan.

10.16**	Offer Letter, dated February 8, 2019, between World View Enterprises Inc. and Ryan Hartman.

10.17***	Employment Agreement, dated , 2023, between New World View and Ryan Hartman.

21.1*	List of Subsidiaries.

23.1**	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Leo Holdings Corp. II.

23.2**	Consent of Deloitte & Touche LLP, independent registered public accounting firm of World View Enterprises Inc.

23.3***	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.4***	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (included on signature page to the initial filing of this registration statement).

99.1***	Form of Proxy Card.

99.2*	Consent of Ryan Hartman.

99.3*	Consent of Deepak Kamra.

99.4*	Consent of Sameer Gandhi.

99.5*	Consent of Charlie Precourt.

99.6*	Consent of Lyndon Lea.

107.1*	Filing Fees Table.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.
†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

§	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6).

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications,

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on the 15th day of May, 2023.

LEO HOLDINGS CORP. II

By:	/s/ Lyndon Lea
Name: Lyndon Lea
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Edward C. Forst Edward C. Forst	Chairman of the Board of Directors	May 15, 2023

/s/ Lyndon Lea Lyndon Lea	President, Chief Executive Officer and Director (Principal Executive Officer)	May 15, 2023

/s/ Robert Darwent Robert Darwent	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 15, 2023

* Lori Bush	Director	May 15, 2023

* Mary E. Minnick	Director	May 15, 2023

* Naveen Agarwal	Director	May 15, 2023

* Mark Masinter	Director	May 15, 2023

* By: /s/ Lyndon Lea

          Lyndon Lea

          Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Leo Holdings Corp. II, in the City of Vero Beach, United States, on the 15th day of May, 2023.

By: /s/ Edward C. Forst

Name: Edward C. Forst

Title: Authorized Representative